428

08001681

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seven Bank Ltd.

*CURRENT ADDRESS 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 17 2008
THOMSON FINANCIAL

FILE NO. 82- 35172 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/15/08

Exhibit A

SEVEN BANK

July 2, 2007

Commencement of Services Compatible with International Cash Card July 11
—Also simultaneous launch of ATM services at Narita International Airport—

Seven Bank, Ltd., (Seven Bank, Chiyoda-ku, Tokyo; Anzai Takashi, President) will begin services at all of the more than 12,000 Seven Bank ATMs from July 11, 2007, (Wednesday) that will enable holders of international cash cards and credit cards to withdraw yen and check account balances. The service availability periods are shown below.

In addition, to coincide with the commencement of those services, Seven Bank will begin Seven Bank ATM services at Narita International Airport, the airport used most by visitors to Japan from overseas. Also, Seven Bank plans to install further ATMs at other airports in stages.

1. Service availability periods for international cash cards

Brand	Logo	Service availability period
VISA	VISA PLUS	0:00 - 24:00
MasterCard	MasterCard Maestro Cirrus	0:00 - 24:00
American Express	American Express	0:05 - 23:50
JCB	JCB	0:10 - 23:50
China UnionPay	UnionPay	0:10 - 23:50

* In some cases, there are charges for certain cards.
* Certain cards cannot be used even though they have the same logos.
* American Express and JCB card holders cannot check account balances.

2. Regarding the installation of ATMs at Narita International Airport

1) Service description: Customers can use the same services as at standard Seven Bank ATMs.

2) Location of installations

Terminal 1



Terminal 2



3) A rendering of ATMs to be installed at the airport (Terminal 1)


キャッシュコーナー　Cash Service
SEVEN BANK
SEVEN BANK

Reference 1)

The screens, audio messages, and receipts of All Seven Bank ATMs are available in four languages.

1. ATM screens (rendering)

English


Welcome
Withdrawal
Balance Inquiry

Korean


잔액 조회

Chinese


取 款

Portuguese


Retirada
Pedido de saldo

2. ATM audio messages

1) When a language selection button is pressed on the screen, an audio message greets the customer in the selected language.

(example) if English is selected: "Welcome."

2) After withdrawing cash, an audio messages thanks the customer in the selected language.

(example) if English is selected: "Thank you.We would like to serve you again."

3. Receipts (rendering)

English


Receipt

Korean



Chinese



Portuguese


Recibo

Reference 2)
Development of Seven Bank's ATM network
(as of July 2, 2007)
1. ATM installations: 33 prefectures

Region	Installation commencement date	Number of ATMs
Hokkaido	May 17, 2004	842
Aomori	March 19, 2007	4
Iwate	October 10, 2006	10
Miyagi	March 1, 2006	319
Yamagata	April 19, 2004	127
Fukushima	October 20, 2003	381
Ibaraki	July 23, 2003	499
Tochigi	May 20, 2002	351
Gunma	July 28, 2004	340
Saitama	June 18, 2001	885
Chiba	February 18, 2002	797
Tokyo	May 15, 2001	1,631
Kanagawa	January 21, 2002	908
Niigata	March 1, 2004	342
Yamanashi	August 1, 2005	156
Nagano	February 18, 2003	351
Gifu	November 18, 2005	44
Shizuoka	June 1, 2001	502
Aichi	December 4, 2002	453
Mie	February 16, 2006	8
Shiga	February 24, 2003	150
Kyoto	December 16, 2002	163
Osaka	July 23, 2001	506
Hyogo	July 27, 2001	360
Nara	October 2, 2006	53
Okayama	December 6, 2004	189
Hiroshima	September 22, 2003	382
Yamaguchi	July 9, 2004	211
Fukuoka	March 24, 2003	677
Saga	November 24, 2005	129
Nagasaki	October 26, 2004	67
Kumamoto	March 22, 2004	184
Miyazaki	April 4, 2005	125
Total		12,146

2. Plans for ATM network development
(as of July 2, 2007)

Region	Period
Wakayama	July 23, 2007
Akita	July 23, 2007
Oita	Provisionally scheduled for September 2007

Exhibit B-1

June 4, 2007

To All Shareholders:

Notice of Convocation of the 6th Annual General Meeting of Shareholders

Dear Sirs,

We are delighted to learn that you continue to prosper.

This is to notify you that the 6th Annual General Meeting of Shareholders of our company will be held as stated below. We would like you to attend the meeting.

However, if you cannot attend, please study the papers referred to later, indicate on the enclosed Power of Attorney Form whether you agree to the proposed resolutions on the agenda, affix your seal on it, and send it back to us.

Very truly yours,

Takashi Anzai, President,
Seven Bank, Ltd.,
6–1 Marunouchi 1–chome,
Chiyoda-ku, Tokyo

1. Date and hour: Friday, June 22, 2007 at 10:00 a. m.
2. Place: Large Hall of the Club Kanto,
   19 F, Tokyo Bankers Association Building,
   3–1, Marunouchi 1–chome, Chiyoda-ku, Tokyo
   (Please refer to the "Guide Map for the Place of the General Meeting" posted at the end)
3. Purposes of the meeting:
   1) Matters to be reported: Business report, financial documents and report on the results of auditing contents of the financial documents by the accounting auditor and board of auditors, for the 6th term (from April 1, 2006 to March 31, 2007).
   2) Matters for resolution:
      Proposed resolution No. 1 – Re: Appointment of 7 directors
      Proposed resolution No. 2 – Re: Appointment of accounting auditors
      Proposed resolution No. 3 – Re: Presentation of the allowance of retirement benefits to the directors to retire
4. Matters decided in convening the meeting
   If you are to conduct diverse exercise of voting rights, please advise the Company of your intention and the reason for it in writing at least 3 days before the General Meeting of Shareholders.

Requests

(1) When you attend the meeting, please present the enclosed Power of Attorney Form at the reception of the meeting.

(2) In case you cannot attend the meeting, you can ask another shareholder with voting rights to attend as your agent. Please note, a document certifying the agent to vote on your behalf must be submitted.

Documents for Reference with Respect to Soliciting the Exercise of Voting Rights by Proxy

1. Party soliciting the exercise of voting rights by proxy

Takashi Anzai,
President and Representative Director,
Seven Bank, Ltd.

2. Number of voting rights of all shareholders

1,166,350

3. Matters for reference with respect to the proposed resolutions

Proposed resolution No. 1 - Re: Appointment of 7 directors

Since the term of office of all the directors (8) will expire at the end of this General Meeting of Shareholders, we wish to consult with you with respect to the appointment of 7 candidates for directors. The candidates are stated below:

Candidate No.	Name (Date of birth)	Brief background description and status of representation of other companies	Number of shares of the Company owned
1	Takashi Anzai (January 17, 1941)	April, 1963 – Joined the Bank of Japan December, 1994 – Executive Director of the Bank of Japan November, 1998 – President of The Long-Term Credit Bank of Japan, Ltd. (now Shinsei Bank, Limited) August, 2000 – Advisor to Ito-Yokado Co. Ltd. April, 2001 – President and Representative Director of the Company September, 2005 ~ Present – Director of Seven & i Holdings Co., Ltd.	400 shares
2	Masatoshi Wakasugi (January 19, 1946)	April, 1969 - Joined The Long-Term Credit Bank of Japan, Ltd. (now Shinsei Bank, Limited) June, 1996 - Director and General Control Manager of Personnel Affairs Group and concurrently Manager of Training Department, Personnel Affairs Division of the same bank October, 1997 – Senior Managing Director of the Chogin Securities June, 1998 – Managing Director of UBS Warburg Securities (now UBS Securities Japan Ltd.) June, 1999 – Executive Sales Director of Renown Incorporated September, 2000 - Advisor to Ito-Yokado Co. Ltd. April, 2001 – Managing Director of the Company March, 2003 – Managing Director and General Manager of Risk Control Division of the Company June, 2006 ~ Present – Director and Senior Managing Executive Officer and General Manager of Risk Control Division of the Company	230 shares

Candidate No.	Name (Date of birth)	Brief background description and status of representation of other companies	Number of shares of the Company owned
3	Toshiaki Ikeda (April 9, 1948)	April, 1972 - Joined The Sanwa Bank, Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) May, 1994 – Deputy General Manager of the System Department of the same bank May, 1997 – Head of Muromachi Branch Office of the same bank April, 1999 –Seconded to Partners Toshin April, 2000 – Research Officer of the Retail Division of Sanwa Bank, Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) April, 2001 – Director and General Manager of the System Division of the Company June, 2006 ~ Present – Director, Managing Executive Officer and General Manager of the System Division of the Company	160 shares
4	Kensuke Futagoishi (October 6, 1952)	April, 1977 - Joined The Sanwa Bank, Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) April, 2001 – General Manager of Retail Planning Department of UFJ Holdings, Inc. (now Mitsubishi UFJ Financial Group) January, 2002 – General Manager of Gotanda Corporate Sales Department of UFJ Bank Limited (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) October, 2003 – Joined the Company November, 2003 – General Manager of Business Promotion Division of the Company June, 2004 – Director and General Manager of Business Promotion Division of the Company May, 2006 – Director, General Manager of Planning Division and General Manager of Business Promotion Division of the Company June, 2006 - Director, Executive Officer, General Manager of Planning Division and General Manager of Business Promotion Division of the Company October, 2006 ~ Present – Director, Executive Officer and General Manager of Planning Division of the Company	160 shares
5	Takahide Sakurai (October 30, 1932)	April, 1955 - Joined The Dai-ichi Mutual Life Insurance Company July, 1981 - Director and General Manager of Finance Division A of the same company April, 1983 – Managing Director and General Manager of Financial Planning Division of the same company April, 1986 – Vice President and Representative Director of the same company April, 1987 – President and Representative Director of the same company April, 1997 – Chairman and Representative Director of the same company April, 2001 –Director of the Company July, 2004 ~ Present – Advisor to The Dai-ichi Mutual Life Insurance Company	20 shares
6	Nobutake Sato	November, 1964 - Joined Ito-Yokado Co. Ltd.	150 shares

Candidate No.	Name (Date of birth)	Brief background description and status of representation of other companies	Number of shares of the Company owned
	(August 8, 1938)	April, 1983 – Managing Director of the same company May, 1985 – Senior Managing Director of the same company May, 1993 – Director and Vice President of the same company April, 2001 — Director of the company May, 2003 ~ Present – Director and Vice Chairman of Ito-Yokado Co. Ltd. [Status of representation of other companies] Chairman, Representative Director and Chief Executive Officer of York-Benimaru Co., Ltd.	
7	Tadahiko Ujiie (May 22, 1945)	April, 1980—Joined Seven-Eleven Japan Co., Ltd. May, 1990—Director and Administrative Manager of Planning Division of the same company May, 1995 – Director, General Manager of Planning Division and General Manager of Financial Headquarters of the same company May, 1997 – Managing Director, General Manager of Planning Division and General Manager of Financial Headquarters of the same company May, 2001 – Senior Managing Director, General Manager of Planning Division and General Manager of Financial Headquarters of the same company April, 2001 – Director of the Company September, 2005 – Director and Chief Financial Officer of Seven & i Holdings Co., Ltd. May, 2006 ~ Present – Director, Senior Managing Executive Officer, General Manager of Planning Division and General Manager of Financial Headquarters of Seven-Eleven Japan Co., Ltd. [Status of representation of other companies] President and Representative Director of SE Capital Corporation President and Representative Director of Seven & i Financial Center Co., Ltd.	150 shares

(Note)

1. The candidate, Mr. Takahide Sakurai concurrently serves as Advisor to The Dai-ichi Mutual Life Insurance Company, with which the Company has concluded an agreement on the association for ATMs. In addition, the Company is borrowing money from that company.
2. The candidate, Nobutake Sato concurrently serves as Director and Vice Chairman of Ito-Yokado Co. Ltd., with which the Company has concluded a service consignment agreement on the installation and management of ATMs as well as an agreement on the service for deposit and withdrawal of cash and so forth and periodic lease of buildings. In addition, he concurrently serves as Chairman and Representative Director of York-Benimaru Co., Ltd. as well as Director of Robinson Department Store Co., Ltd. and Marudai Co., Ltd., with each of which the Company has concluded a service consignment agreement on the installation and management of ATMs.
   Furthermore, he concurrently serves as Director of Seven & i Publishing Co., Ltd., with which the Company has concluded an agreement of placing advertisement.
   Moreover, he concurrently serves as Director of 7-Eleven, Inc.
3. The candidate, Mr. Tadahiko Ujiie concurrently serves as Director and Chief Financial Officer of Seven & i Holdings Co.,

Ltd., with which the Company has concluded an agreement on the salary deposit.

In addition, he concurrently serves as Director of Seven-Eleven Japan Co., Ltd., with which the Company has concluded a service consignment agreement on the installation and management of ATMs and an agreement on the service for handling credit transfer of sales proceeds and so forth.

Furthermore, he concurrently serves as President and Representative Director of SE Capital Corporation, with which the Company has concluded an equipment lease agreement.

Moreover, he concurrently serves as President and Representative Director of Seven & i Financial Center Co., Ltd. and Auditor of Seven & i Life Design Research Institute, Ltd.

4. The candidates, Mr. Takahide Sakurai, Mr. Nobutake Sato and Mr. Tadahiko Ujiie are those for external directors.
5. The reasons for recommending them as candidate for external directors are stated below.
   - ○ We consider that Mr. Takahide Sakurai is appropriate as an external director, as he has provided us with useful opinions and advice in the meetings of the board of directors of the Company, based on his experience / insight as the Representative Director of The Dai-ichi Mutual Life Insurance Company.
   - ○ We consider that Mr. Nobutake Sato and Mr. Tadahiko Ujiie are appropriate as external directors, as they have provided us in the meetings of the board of directors with useful opinions and advice for the benefit of the Company, based on their experience, as Mr. Sato concurrently serves as Director and Vice Chairman of Ito-Yokado Co. Ltd., a large shareholder of the Company, and Mr. Ujiie as Director of both Seven-Eleven Japan Co., Ltd., a large shareholder of the Company as well as Seven & i Holdings Co., Ltd., its parent company.
   - ○ As a matter of course, attention is paid to the operation of the board of directors in consideration of the purport of the regulation on transaction involving conflict of interest / competition.
6. While Mr. Takahide Sakurai, Mr. Nobutake Sato and Mr. Tadahiko Ujiie are currently external directors of the Company, whose tenure of the office will be 6 years and 3 months at the end of this 6th Annual General Meeting of Shareholders.

   If and when Mr. Takahide Sakurai, Mr. Nobutake Sato and Mr. Tadahiko Ujiie will be appointed in accordance with the original proposal, the company anticipates concluding an agreement for limiting the indemnity liability as provided in Article 423, Section 1 of the Company Law, on the basis of the provision of Article 427, Section 1 of the Company Law, provided, the limit of liability is to be the amount provided for in the laws and regulations.

Proposed Resolution No. 2 – Re: Appointment of accounting auditors

Since ChuoAoyama PricewaterhouseCoopers (The name was changed to Misuzu Audit Corporation as of September 1, 2006.) who was the accounting auditor of the Company was ordered by Financial Services Agency to suspend business for 2 months from July 1, 2006 to August 31, 2006, it lost the qualification as an accounting auditor as of July 1, 2006, and resigned as the auditor of the Company.

The Company appointed KPMG AZSA & Co. as an accounting auditor as of July 18, 2006 and Misuzu Audit Corporation as a temporary accounting auditor as of September 5, 2006 respectively in accordance with the provisions of Article 346, Section 4 and Section 6 of the Company Law, who have conducted the work under the joint auditing system up to this date.

In this connection, please appoint the accounting auditor anew at this Annual General Meeting of Shareholders. Incidentally, the consent to this proposed resolution has been obtained from the board of auditors in advance.

Name	KPMG AZSA & Co.	
Office	Main office	1 – 2 Tsukudocho, Shinjuku-ku, Tokyo
	Branch offices	Sapporo, Sendai, Saitama, Yokohama, Nagoya, Kyoto, Osaka, Kobe, Fukuoka and 19 other offices within the country
Corporate history	July 1, 1985	Asahi Shinwa Audit Corporation was established.
	October 1, 1993	Merged with Inoue Saito Eiwa Audit Corporation (established on

		April 5, 1978) and was renamed Asahi Audit Corporation.
	January 1, 2004	Merged with KPMG AZSA & Co. (established on February 26, 2003), and renamed KPMG AZSA & Co.
General description (As of Mar. 31, 2007)	Capital	3,300 million yen
	Staff composition	Certified public accountants 1,700 (Representative partners 232, partners 196) Assistant certified public accountant 1,126 Other employees 877 Total 3,703
	Number of clients	5,543 companies

Proposed resolution No. 3 - Re: Presentation of the allowance of retirement benefits to the directors to retire

We wish to present to Mr. Isamu Hirai who is going to resign as a director at the end of this General Meeting, as his tenure of the office will expire at that time, the allowance of retirement benefits within a range of amounts, based on the rules of retirement benefits for directors of the Company, in order to reward his service during his term of office.

In this connection, we wish you to leave the decision on the specific amount, time and manner of presentation and so forth entirely to the board of directors.

The brief description of the background of the director to retire is stated below.

Name	Brief background
Isamu Hirai	April 2001 Director and General Manager of Planning Division of the Company May, 2006 ~ Present Director (part-time position) of the Company

(Papers attached to the Notice of Convocation of the 6th Annual General Meeting of Shareholders)

Business Report
Balance Sheet
Statement of Income
Statement of Changes in Net Assets

From April 1, 2006
To March 31, 2007

Seven Bank, Ltd.

Business Report for the 6th Term
(from April 1, 2006 to March 31, 2007)

1 Matters related to the current state of the Company

(1) Progress and results of business and so forth

Business and financial environment

Japan's business activities are moderately expanding with exports continuing to increase. In addition, capital investment is growing and corporate earnings are running at a high level. Under these circumstances, employees' income continues to edge up, and personal consumption is steady. Production is also growing, as demand both domestic and abroad continues to increase.

In the banking industry, earning power is recovering mainly at large banks, as the interest function normalizes in the wake of the discontinuation of the zero interest policy in July last year, and action is more widely taken to promote the return of profits to depositors through eliminating the fee for use of ATMs installed in convenience stores, extending the business hours at ATM locations and so forth. Furthermore, more ATMs have been installed that can be used free of charge in cooperation with other banks.

Progress and results of business in this fiscal year

① State of ATM business

- State of tie-ups and regional deployment

The Company arranged new tie-ups with Towa Bank (April, 2006), Sendai Bank, Daisan Bank (May, 2006), Mizuho Bank (July, 2006), Nanto Bank, Iwate Bank (October, 2006), Tohoku Bank, Kita-Nippon Bank, Fukui Bank (November, 2006), Momiji Bank, Sony Bank (December, 2006), Higashi-Nippon Bank, Hokkoku Bank (January, 2007), Hokkaido Bank (February, 2007), Aomori Bank, Tottori Bank, Kanagawa Bank (March, 2007) as well as 12 Shinkin banks, 5 credit associations, 3 securities companies, 2 life insurance companies and 4 other financial institutions.

As a result, the Company has tie-ups with 79 banks, 263 Shinkin banks, 124 credit associations, 13 labor banks, JA Bank of 1 operation type, JF Marine Bank of 1 operation type, Japan Post, 8 securities companies, 8 life insurance companies and 50 other financial institutions, making 548 institutions in total.

In addition, along with its new deployment in Nara, Iwate and Aomori Prefectures, the Company has installed ATMs as of the last day of March, 2007 in 33 prefectures, namely Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaraki, Hiroshima, Fukushima, Niigata , Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie, Miyagi, Nara, Iwate and Aomori (in the order of earlier to later installation).

The number of ATMs installed has increased by 604 in comparison with the figure at the end of March, 2006, through the new deployment stated above and improvement in the density of ATMs in areas of earlier deployment, to 12,088 in total as of the last day of March, 2007.

(Note) Through mergers / integrations the number of Shinkin banks, credit associations and other financial institutions decreased by 4, 3 and 1 respectively.

- State of use

At the Company's ATMs, customers are not only withdrawing and depositing money and checking the balance with the Company cashcard, but also withdrawing money, checking the balance and so forth with cashcards of other associated financial institutions (Handling service for the cashcard and so forth of other financial institutions, hours of use, fees and so forth are different for each associated financial institution.).

In this fiscal year, the Company has not only promoted the increase in associated

institutions and number of ATMs as well as starting to handle IC cards at all ATMs (As of the last day of March, 2007 IC cards of 29 financial institutions including the Company can be handled.) but has also conducted publicity, advertisement, and promotional activities tailored for each area, with a view to informing customers which cards can be used, what kind of services are available and so forth, in cooperation with Seven & i Holdings and associated institutions. As a result, the use of ATMs exceeded expectations to 418 million times of use in total, averaging 97.9 times of use per day per ATM unit.

② State of financial services business

The number of accounts as of the last day of March, 2007 is 485 thousand with the balance of deposit at 187,800 million yen. In this connection, the number of accounts of individual customers, the main target of the Company, is 466 thousand with the balance of deposit at 72,100 million yen. Both the number of accounts and the balance of deposit are steadily increasing. Incidentally, the time deposit for individual customers, which the Company commenced providing on March 20, 2006 has the balance of 14,100 million yen as of the last day of March, 2007.

There are 5 manned shops, "Everyone's Bank Teller Window" (at Soga, Yachiyo, Kawaguchi, Kasai and Kameari) established within Ito Yokado as the antenna shop as of the last day of March, 2007. Out of them, 4 shops are conducting agency operations for banks as of the last day of March, 2007, namely the satellite offices in the Soga Store (agency operations for Chiba Bank), Kawaguchi Store (agency operations for Sumitomo Mitsui Banking Corporation and Saitama Resona Bank) and Yachiyo Store (agency operations for Chiba Bank).

③ Management performance

As the management performance for the term ended March, 2007, the 6th term for the Company, ordinary income, ordinary profit and net income for the term was recorded at 75, 427, 25,021 and 12,667 million yen respectively.

Ordinary income, ordinary profit and net income increased due to the steady increase in the times of use of ATMs as a result of the augmentation of associated institutions, active deployment of advertisement and promotional activities and so forth.

④ State of capital

The amount of paid-in capital as of the last day of March, 2007 is 30,500 million yen, and the number of outstanding shares is 1,220 thousand (All of them are common shares.).

⑤ Issue of corporate bonds

Aiming to diversify the ways of raising the funds required for the business (mainly cash on hand and deposits for the operation of ATM), and preparing for the rise in interest rates in the future, unsecured bonds were issued in the amount of 60 billion yen (5-year and 7-year bonds in the amount of 36 and 24 billion yen respectively).

Tasks for the Company to deal with

The Company will endeavor to further reinforce its operating base in the ATM business and financial services business in the future.

In the ATM business, since it has become almost certain that ATMs will be installed in all the areas where Seven Eleven stores are deployed, the Company intends to meet societal demands and requests by actively strengthening and expanding our ATM infrastructures as much as possible. The Company will, as in the past, promote additional tie-ups with local financial institutions so that more customers can use the Company's ATMs.

In addition, efforts will be redoubled to further improve services such as the loan to individuals, for our customers who have accounts with the Company and, at the same time, to expand, among other

things, the base of associated institutions for agency / intermediation business and the variety of the products handled at the manned shops and homepage on the Internet with a view to improving the convenience for customers who use the services of the Company.

(2) State of assets and income

(Unit: 100 million yen)

		Fiscal year 2003	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006
Deposits		1,224	1,247	1,817	1,878
	Time deposits	-	-	37	159
	Others	1,224	1,247	1,780	1,718
Bonds		-	150	150	750
Loans receivable		-	-	-	-
	To individuals	-	-	-	-
	To medium and small enterprises	-	-	-	-
	Others	-	-	-	-
Commodity-related securities		-	-	-	-
Securities		220	260	535	783
	Government bonds	99	199	475	781
	Others	120	60	60	1
Total assets		2,596	3,133	3,613	5,327
Amount of domestic exchange handled		4,417	7,317	11,024	32,405
Amount of foreign exchange handled		million dollars -	million dollars -	million dollars -	million dollars -
Ordinary profit		million yen 3,035	million yen 10,075	million yen 19,409	million yen 25,021
Net income for the term		million yen 5,027	million yen 10,843	million yen 10,590	million yen 12,667
Net income per share for the term		yen sen 4,120 83	yen sen 8,888 51	yen sen 8,680 89	yen sen 10,736 56

Note 1. Fractions of units are rounded off in stating the amount.

2. "Net income per share for the term" is calculated by dividing the net income for the term by the average number of shares outstanding during the term.

(3) State of employees

	At the end of this fiscal year	At the end of the preceding fiscal year
Number of employees	258	206
Average age	43 years and 7 months	43 years and 6 months
Average years of continuous employment	2 years and 2 months	1 year and 8 months
Amount of average monthly salary	434,000 yen	425,000 yen

Note 1. Fractions of units are rounded off in stating the average age, average years of continuous employment and average monthly salary.
2. The number of employees on short-term contracts and temporary employees is not included in the number of employees.
3. The amount of average monthly salary is that in March excluding any bonus.

(4) State of sales offices and so forth

a. Transition of the number of sales offices

	At the end of this fiscal year	At the end of the preceding fiscal year
Head and branch offices	18	18
Satellite offices	11,850	11,305
Total	11,868	11,323

Note 1.Out of head and branch offices 17 offices excluding the head office are virtual branch offices.
2. Satellite offices are indicated, including ATMs installed outside the shop.

b. Sales offices newly established in this fiscal year

	Number of offices newly established	Location
Satellite offices	950	In Tokyo and elsewhere

Note 1. Satellite offices stated above are ATMs installed outside the shop.
2. Within this fiscal year ATMs located at 405 places were removed.

c. Transition of activities as the agent for the bank
Nothing to report in this respect.

d. New activities as the agent for the bank during this fiscal year
Nothing to report in this respect.

e. Transition of the number of offices of sales including agency business for the bank or business establishments

	At the end of this fiscal year	At the end of the preceding fiscal year
Satellite offices	4	1

(5) State of investment in equipment

a. Total amount of investment in equipment (Unit: million yen)

Total amount of investment in equipment	16,582

Note 1. Fractions of units are rounded off in stating the amount.

2. The total amount of investment in tangible and intangible fixed assets (excluding transfer from suspense account) is indicated.

b. Construction of new important equipment and so forth (Unit: million yen)

Particulars	Amount
ATMs	10,122
Software	4,194

Note: Fractions of units are rounded off in stating the amount.

(6) State of financing

On December 4, 2006 the 2nd and 3rd unsecured bonds (5-year and 7-year bonds) in the amount of 36,000 and 24,000 million yen respectively were issued.

(7) State of the important parent company and subsidiaries and so forth

a. State of the parent company

Name of the company	Location	Main items of business	Date of establishment	Paid-in capital	Percentage of voting rights of the Company owned by the parent company	Others
Seven & i Holdings Co., Ltd.	Chiyoda-ku, Tokyo	Pure holding company	September 1, 2005	million yen 50,000	% 49.98 (49.98)	

Note: Figures in ( ) in the column of the percentage of voting rights indicate the percentage of those indirectly owned.

b. State of subsidiaries and so forth

Nothing to report in this respect.

(8) State of assignment of business and so forth

Nothing to report in this respect.

(9) Main lenders

(Unit: million yen)

Lenders	Borrowed amount (outstanding at the end of this term)
The Dai-ichi Mutual Life Insurance Company	20,000
Meiji Yasuda Life Insurance Company	19,000
Sumitomo Life Insurance Company	9,000
Nippon Life Insurance Company	5,000
Mitsui Sumitomo Insurance Co., Ltd.	5,000

(10) Other important matters in relation to the current state of the Bank

Nothing to report in this respect.

2 Matters related to the company executives (directors and auditors)

(1) State of the company executives

(As of the end of the fiscal year)

Name	Position and area of responsibility	Concurrent posts	Others
Takashi Anzai	President and Representative Director	Director of Seven & i Holdings Co., Ltd. Auditor of The Asahi Shimbun Company	
Masatoshi Wakasugi	Director and Senior Managing Executive Officer and General Manager of Risk Control Division		
Toshiaki Ikeda	Director, Managing Executive Officer and General Manager of the System Division		
Kensuke Futagoishi	Director, Executive Officer and General Manager of Planning Division		
Takahide Sakurai	Director (external)	Advisor to The Dai-ichi Mutual Life Insurance Company Auditor, Tokyu Corporation Auditor, Asahi Breweries, Ltd. Auditor, Yokogawa Electric Corporation Director, Imperial Hotel, Ltd.	
Nobutake Sato	Director (external)	Director and Vice Chairman of Ito-Yokado Co. Ltd. Chairman, Representative Director and Chief Executive Officer of York-Benimaru Co., Ltd. President, Representative Director and CEO of Robinson Department Store Co., Ltd. President and Representative Director of IY Real Estate Co., Ltd. Director, Denney's Japan Co., Ltd. Director of Marudai Co., Ltd. Director of Seven & i Publishing Co., Ltd. Director, 7-Eleven, Inc.	
Tadahiko Ujiie	Director (external)	Director, Senior Managing Executive Officer and Chief Financial Officer of Seven & i Holdings Co., Ltd. President and Representative Director of SE Capital Corporation President and Representative Director of Seven & i Financial Center Co. Ltd. Director and Senior Managing Executive Officer of Seven-Eleven Japan Co., Ltd. Auditor of Seven & i Life Design Research Institute, Ltd.	
Isamu Hirai	Director	Executive Officer and General Manager of Planning Division of Seven-Eleven Japan Co., Ltd. Director of SE Capital Corporation	
Hideo Tanaka	Parmanent Auditor (external)	Director, Tokushu Paper Manufacturing Co., Ltd.	
Masaharu Hino	Auditor (external)	Lawyer Professor, Surugadai Law School	
Sachiko Kishimoto	Director (external)	Director and Secretary General, Center for Public Resources Development	
Masayuki Sato	Director (external)	Executive Officer and CSV System Senior Officer of the System Planning Division, Seven & i Holdings Co., Ltd.	

(2) Compensation to the company executives

(Unit: million yen)

Classification	Compensation and so forth	Limit of compensation determined in the Articles of Incorporation or by the General Meeting of Shareholders
Director	231	200
Auditor	30	70
Total	262	270

Note 1. Fractions of units are rounded off in stating the amount.

2. The amount of "Compensation and so forth" does not include that corresponding to the salary of the employee included in the compensation of the employee serving concurrently as the director.

3. The amount of "Compensation and so forth" includes the increase in the allowance for retirement benefits for directors during this business year.

3. Matters in relation to external directors

(1) State of concurrent posts of external directors and others

Name	State of concurrent posts and others
Takahide Sakurai	Advisor to The Dai-ichi Mutual Life Insurance Company The Company has concluded with this company an agreement on the association for ATMs. The Company is borrowing money from that company. Auditor, Tokyu Corporation The Company does not have any particular relation of interest with this company. Auditor, Asahi Breweries, Ltd. The Company does not have any particular relation of interest with this company. Auditor, Yokogawa Electric Corporation The Company does not have any particular relation of interest with this company. Director, Imperial Hotel, Ltd. The Company does not have any particular relation of interest with this company.
Nobutake Sato	Director and Vice Chairman of Ito-Yokado Co. Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs as well as an agreement on the service for deposit and withdrawal of cash and so forth and periodic lease of buildings. Chairman, Representative Director and Chief Executive Officer of York-Benimaru Co., Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs. President and Representative Director of Robinson Department Store Co., Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs. Director, Denney's Japan Co., Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs as well as an agreement on the service for handling credit transfer of sales proceeds. President and Representative Director of IY Real Estate Co., Ltd. The Company does not have any particular relation of interest with this company. Director of Marudai Co., Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs. Director of Seven & i Publishing Co., Ltd. The Company has concluded with this company an agreement for placing advertisements. Director, 7-Eleven, Inc. The Company does not have any particular relation of interest with this company.

Tadahiko Ujiie	Director, Senior Managing Executive Officer and Chief Financial Officer of Seven & i Holdings Co., Ltd. The Company has concluded with this company an agreement on the salary deposit. President and Representative Director of SE Capital Corporation The Company has concluded with this company an equipment lease agreement. President and Representative Director of Seven & i Financial Center Co. Ltd. The Company does not have any particular relation of interest with this company. Director and Senior Managing Executive Officer of Seven-Eleven Japan Co., Ltd. The Company has concluded with this company a service consignment agreement on the installation and management of ATMs as well as an agreement on the service for handling credit transfer of sales proceeds and so forth. Auditor of Seven & i Life Design Research Institute, Ltd. The Company does not have any particular relation of interest with this company.
Hideo Tanaka	Director, Tokushu Paper Manufacturing Co., Ltd. The Company does not have any particular relation of interest with this company.
Masaharu Hino	
Sachiko Kishimoto	
Masayuki Sato	Executive Officer and CVS System Senior Officer of the System Planning Division, Seven & i Holdings Co., Ltd. The Company has concluded with this company an agreement on the salary deposit.

Note 1. The Company is obtaining from time-to-time ordinary / negotiable deposits from the companies stated below: The Dai-ichi Mutual Life Insurance Company, Seven & i Holdings Co., Ltd., Seven-Eleven Japan Co., Ltd., Ito-Yokado Co. Ltd., Robinson Department Store Co., Ltd., SE Capital Corporation, Seven & i Financial Center Co. Ltd., York-Benimaru Co., Ltd. and Marudai Co., Ltd.

2. Director, Mr. Takahide Sakurai concurrently serves as an external auditor of Tokyu Corporation, Asahi Breweries, Ltd. and Yokogawa Electric Corporation and as an external director of Imperial Hotel, Ltd.

3. Director, Mr. Nobutake Sato concurrently serves as an external director of Denney's Japan Co., Ltd.

4. Director, Mr. Tadahiko Ujiie concurrently serves as an external auditor of Seven & i Life Design Research Institute, Ltd.

5. Auditor, Mr. Hideo Tanaka concurrently serves as an external director of Tokushu Paper Manufacturing Co., Ltd.

(2) State of main activities of external directors

Name	Tenure of office	State of attendance to the board of directors' meetings	State of activities at the board of directors' meetings such as making remarks
Takahide Sakurai	April, 2001 ~	Attended 12 of 16 board of directors' meetings	Expressing opinions and so forth on the management policy, business operation and so forth, on the basis of his experience as a management executive.
Nobutake Sato	as above	Attended 14 of 16 board of directors' meetings	Expressing opinions and so forth on the management policy, business operation and so forth, on the basis of his experience as a management executive.
Tadahiko Ujiie	as above	Attended 15 of 16 board of directors' meetings	Expressing opinions and so forth on the management policy, business operation and so forth.
Hideo Tanaka	as above	Attended 16 of 16 board of directors' meetings Attended 16 of 16 board of auditors' meetings	In charge of overall auditing operations, attending various kinds of important conferences such as management conferences as a permanent auditor
Masaharu Hino	June, 2005 ~	Attended 16 of 16 board of directors' meetings	Expressing opinions and so forth, watching the management policy, compliance with laws and

		Attended 16 of 16 board of auditors' meetings	regulation in the area of business operation, on the basis of his insight as an expert of legal matters.
Sachiko Kishimoto	as above	Attended 16 of 16 board of directors' meetings Attended 16 of 16 board of auditors' meetings	Expressing opinions and so forth from the viewpoint of a consumer watching the management policy, customer protection in the area of business operation.
Masayuki Sato	as above	Attended 15 of 16 board of directors' meetings Attended 16 of 16 board of auditors' meetings	Expressing opinions and so forth from the viewpoint of an expert on the system, watching the management policy, system risk in the area of business operation.

(3) Agreement for the limitation of liability

The Company has concluded, on the basis of the provision of Article 427, Section 1 of the Company Law, with all external directors, an agreement to limit the indemnity liability as provided in Article 423, Section 1 of the Company Law.

However, the amount of the limited liability based on the agreement concerned is as provided by the law.

(4) Compensation to external directors and so forth

(Unit: million yen)

	Compensation and so forth received from the Bank	Compensation and so forth received from the parent company of the Bank and so forth
Total of the compensation and so forth	54	134

Note: Fractions of units are rounded off in stating the amount.

4. Matters in relation to the shares of the Company

(1) Number of shares - Number of shares to be issued – Common shares – 4,880 thousand shares
Number of outstanding shares – Common shares – 1,220 thousand shares

(2) Number of shareholders in this fiscal year—116

(3) Large shareholders

Name or corporate name of shareholders	State of investment in the Company	
	Number of shares held	Percentage of shares held
Seven-Eleven Japan Co., Ltd.	Thousand shares 303	% 24.89
Ito-Yokado Co. Ltd.	196	16.14

Note 1. Fractions of units are rounded off in stating the amount.

2. In stating the percentage of shares held, three places of decimals or smaller are rounded off.

5. Matters in relation to the share warrants of the Company and so forth

(1) Share warrants and so forth of the Company held by the management executives of the Company on the last day of the business year

Nothing to report in this respect.

(2) Share warrants and so forth delivered to employees and so forth during this business year

Nothing to report in this respect.

6. Matters in relation to accounting auditors

(1) State of accounting auditors

(Unit: million yen)

Name or corporate name	Compensation and so forth with respect to the business year concerned	Others
Misuzu Audit Corporation Mr. Kazuhiro Hara Mr. Tomomitu Umezu	Amount of the compensation based on the service stipulated in Article 2, Section 1 of Certified Public Accountant Law 20 million yen Compensation other than the above 5 million yen	1. Compensation other than the above in the amount of 5 million yen is based on the advisory service basic agreement and so forth. 2. This corporation was ordered by Financial Services Agency on May 10, 2006 to suspend business for 2 months from July 1, 2006 to August 31, 2006, and it lost the qualification as an accounting auditor of the Company as of July 1, 2006. 3. The same corporation was appointed as the temporary accounting auditor on September 5, 2006.
KPMG AZSA & Co. Mr. Torayoshi Inoue Mr. Yoichi Ozawa	Amount of the compensation based on the service stipulated in Article 2, Section 1 of Certified Public Accountant Law 20 million yen Compensation other than the above Nothing to report in this respect.	1. This corporation was appointed as the temporary accounting auditor on July 18, 2006.

Note 1. Fractions of units are rounded off in stating the amount.

2. The name of the audit corporation referred to first was changed to Misuzu Audit Corporation from ChuoAoyama PricewaterhouseCoopers as of September 1, 2006.

(2) Agreement for the limitation of liability

Name or corporate name	Outline of the contents of the agreement for the limitation of liability
Misuzu Audit Corporation	Nothing to report in this respect.
KPMG AZSA & Co.	Nothing to report in this respect.

(3) Other matters in relation to accounting auditors

a. Policy for deciding the dismissal or elimination of the chance of reappointing an accounting auditor

In the event that an accounting auditor is recognized to correspond to the points provided for in each item of Article 340, Section 1 of the Company Law, the board of auditors dismisses the accounting auditor concerned by the consensus of all the auditors. In this case, the auditor appointed by the board of auditors reports the dismissal of the accounting auditor and the reason for the dismissal at the first general meeting of shareholders convened after the dismissal.

In this connection the board of auditors decides the reappointment or elimination of the chance of reappointment in consideration of the years of continuous auditing service of the accounting auditor concerned.

b. Policy in relation to the exercise of authority accorded to the board of directors in accordance with the provision in the articles of incorporation based on the prescription of Article 459, Section 1 of the Company Law

The Company positions the return of profit to shareholders as an important measure in the area of management. Since the Company intends to appropriately distribute our end-of-period surplus to our shareholders, the Company is basically planning to make efforts for realizing the payment of continuous and stable cash dividend, in consideration of the balance with retained earnings, the target is set for the dividend ratio at 35% annually.

c. In case the company concerned is a large company as provided for in Article 444, Section 3 of the Company Law, and a certified public accountant (including any foreign certified public accountant as provided for in Article 16 – 2, Section 5 of the Certified Public Accountant Law) or audit corporation (including any foreign corporation with the qualification equivalent to such qualification) other than the accounting auditor of the bank is auditing (only when it is doing so in accordance with the provisions of the Company Law or Securities and Exchange Law <including foreign laws and regulations equivalent to these laws>) accounting-related statements (including those equivalent to them) of an important subsidiary and so forth of the bank, such fact must be reported.

Nothing to report in this respect.

7. Basic policy in relation to the modus operandi of the persons who control decisions on the policies for financing and business of the Company

The Company does not prescribe the basic policy in relation to the modus operandi of the persons who control the decisions on the policies for financing and business of the Company.

8. System to ensure the adequacy of the operation

With respect to the establishment of the system provided for in Article 362, Section 4-6 of the Company Law, the system to be established was resolved as follows (outline) at the first board of directors' meeting (held on May 8, 2006) after the same law was put into effect. Under such resolution, the Company has been promoting such establishment, reviewing and reexamining the progress every fiscal year.

① System to ensure that the performance of the duties by the director conforms to the laws and regulations as well as articles of incorporation

The board of directors prescribes the "Basic Policy for Compliance" and "Criteria for Compliance" in order to practice compliance in conducting management. The director reports periodically to the board of directors on the outline of the state of efforts for compliance.

② System with respect to the preservation and control of the information related to the performance of the duties by the director

The information on the performance of the duties by the director will be preserved / managed appropriately and securely, and promptly disclosed in response to the request from the director or auditor.

③ Rules for the management of the risks of loss and other system

The board of directors decides on the "Basic Policy for Risk Management" that prescribes risk management systematically, in order to secure the soundness and efficiency of the management by managing risks of loss in relation to the management of the Company.

④ System to ensure that the director performs his or her duties efficiently

The board of directors, after establishing the "Rules of the Board of Directors", prescribes important items that should be presented for deliberating / reporting, aiming at operating the board of directors efficiently. The management conference is established, and the system of executive officers is introduced with a view to performing the duties smoothly and efficiently.

⑤ System to ensure that the performance of the duties by employees conforms to the laws and regulations as well as articles of incorporation

The director assumes the final responsibility for construction of the system to ensure compliance in the process of performance of the duties by employees, decision on the measure, implementation of the measure as well as verification of the status of implementation and assessment of the measure. An appropriate system for compliance is established, based on the "Basic Policy for Compliance" and "Criteria for Compliance".

⑥ System to ensure adequacy of the operation in the Group

The Company, as a member of the group under Seven & i Holdings Co., Ltd., sharing the management principle, aims to develop awareness for compliance with directors / employees endeavoring as one.

⑦ Matters in relation to the employee concerned in case the auditor requests securement of an employee to assist his or her duties

The auditor may order an employee of the department of internal audit to assist his or her auditing work as an assistant. The director provides an assistant for the auditing work in response to the request of the auditor.

⑧ Matters in relation to the independence of the employee under the auditor from the director

The board of auditors may, when it receives a report from the director on personnel transfer involving the assistant of the auditor and personnel evaluation on him or her, ask the director to change him or her if required.

⑨ System for the director and employee to report to the auditor and the system in relation to the other reports to the auditor

The director and employee promptly reports important matters in addition to those designated by law to the auditor. The director receives explanations about the auditing policy / state of audit conducted and so forth, determines the matters to be reported to the board of auditors, through consultation with the board of auditors, and makes such reports.

⑩ Other systems to ensure that the audit is effectively conducted by the auditor.

The director holds conferences with the board of directors periodically to exchange opinions, and seeks to deepen mutual understanding.

9. Matters in relation to the accounting advisor

Nothing to report in this respect.

10. Others

Nothing to report in this respect.

Balance Sheet

Balance Sheet at the End of the 6th Term (as of March 31, 2007)

(Unit: million yen)

Account titles	Amount	Account titles	Amount
(Assets section)		(Liabilities section)	
Cash and due from banks	254,757	**Deposits**	187,836
Cash	242,556	Ordinary deposits	171,707
Due from banks	12,200	Time deposits	15,955
Call loans	94,500	Other deposits	173
Securities	78,338	**Negotiable certificates of deposits**	87,300
Japanese government bonds	78,194	**Borrowed money**	65,000
Stocks	144	**Bonds**	75,000
Other assets	80,384	**Other liabilities**	40,941
Prepaid expenses	263	Income taxes payable	7,799
Prepaid pension cost	84	Accrued expenses	3,412
Accrued income	6,562	Unearned income	32
Derivatives other than for trading	24	ATM-related temporary advances	19,155
ATM-related temporary payments	72,783	Accrued expenses for commitment liabilities	8,238
Other assets	666	Other	2,303
Tangible fixed assets	9,024	**Reserve for bonuses**	199
Buildings	237	**Reserve for retirement benefits for directors and statutory auditors**	231
Construction in progress	133	**Reserve for losses on cancellation of leases**	2,310
Other tangible fixed assets	8,653	**Reserve for losses on relocation of business establishment**	87
Intangible fixed assets	13,677	**Total of liabilities section**	458,907
Software	10,988		
Software-related temporary accounts	2,671	(Net assets section)	
Other intangible fixed assets	17	**Capital stock**	30,500
Deferred tax assets	2,145	**Capital surplus**	30,505
Allowance for credit losses	(70)	Capital reserve	30,500
		Other capital surplus	5
		Retained earnings	18,756
		Other retained earnings	18,756
		Retained earnings brought forward	18,756
		Treasury stock	(5,901)
		Total stockholders' equity	73,861
		Net unrealized losses on available-for-sale securities, net of taxes	(11)
		Total valuation and translation adjustments	(11)
		Total of net assets section	73,849
Total of asset section	532,757	**Total of liabilities and net assets sections**	532,757

Note 1. Amounts less than 1 million yen are rounded off in stating the amount.

2. Securities with fair market values are carried at their fiscal year-end fair market value (cost of securities sold is calculated, using primarily the moving-average method). Other securities with no available fair market values are carried at cost using the moving average method. In this connection, all differences from valuation are processed using the 'net asset direct insertion method.
3. Derivative transactions are carried at fair value.
4. Tangible fixed assets are depreciated using the declining-balance method. (However, the straight-line method is used for buildings <except for the facilities annexed to the buildings>.) Estimated useful lives of major items are as follows:

   Buildings: 6 ~ 18 years

   Equipments: 2 ~ 20 years
5. Intangible fixed assets are depreciated using the straight-line method. In this connection, the software utilized by the Bank is depreciated over the period in which it is expected to be utilized (five years).
6. Bond issuance of the Bank is charged to income as incurred.
7. An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write offs and provisions.

   Credits corresponding to those to normal and doubtful obligors are classified to each of the categories as prescribed in the "Guideline for the Practice in relation to the Verification of the Internal Control with respect to the Self-Assessment of the Assets of Banks and Other Financial Institutions as well as the Audit of the Bad Debt Written Off and Allowance for Doubtful Accounts" (Report No. 4 of the Ad Hoc Committee for the Audit of Banks and so forth of The Japanese Institute of Certified Public Accountants), and the allowance is provided on the basis of the ratio of anticipated loss and so forth. As for our receivables to potentially bankrupt customers, the Company has posted loan-loss reserves for necessary amount by deducting the amount of disposable collaterals and the estimated amount of recoverable guaranteed receivables from out total receivables. For credits corresponding to those to substantially bankrupt obligors or virtually bankrupt obligors, the allowance is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

   The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office.
8. The Bank records a reserve for bonuses for employees in the amount of estimated bonuses, attributable to the relevant fiscal year.
9. The reserve for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of pension planned assets at the fiscal year-end.

   In addition, in fiscal year 2006, the Bank appropriated a surplus in "prepaid pension cost", because planned assets exceeded the adjusted balance of "unrecognized prior service costs" and "unrecognized net actuarial difference" under "projected benefit obligation."

   In this regard, the way to amortize the prior service costs and net actuarial difference is as stated below.

Prior service cost:	The amounts are amortized using the straight-line method over a certain number of years (10 years) within the employees' average remaining service period at incurrence.
Net actuarial difference:	The amount is amortized using the straight-line method over a certain number of years (10 years) within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

10. The reserve for retirement benefits for directors is provided in an amount equal to the amount of the aggregate retirement benefits required if they retire from their positions by the balance sheet date under the Bank's internal guidelines.
11. Financing lease transactions other than those in which the ownership of the leased product is recognized to be transferred to the lessee are treated in the accounting in a similar way to ordinary lease transactions.
12. The special treatment of interest swap is applied to some liabilities. In respect of the hedging to balance out the market fluctuation of the variable interest rate, the interest swap transaction is designated as the instrument for hedging.
13. The national and local consumption taxes for the Bank are accounted for using the tax-excluded method.
14. Total amount of the monetary claim receivable from the affiliated companies
    56 million yen
15. Total amount of the monetary liabilities payable to the affiliated companies
    126,048 million yen
16. The cumulative amount of the depreciation of the tangible fixed assets
    2,456 million yen
17. The ATMs and so forth / electronic computers and their peripheral equipment as well as some other business equipment in addition to the fixed assets included in the balance sheet are used under the finance lease agreements not involving the transfer of ownership.
    1. The amount equivalent to the cost of purchase

Movable assets:	24,368 million yen
Others:	475 million yen
Total:	24,843 million yen

    2. The amount equivalent to the cumulative amount of depreciation

Movable assets:	13,442 million yen
Others:	172 million yen
Total:	13,615 million yen

    3. The amount equivalent to the balance at the end of the term

Movable assets:	10,926 million yen
Others:	302 million yen
Total:	11,228 million yen

    4. The amount equivalent to the balance of the unexpired lease charge at the end of the term

For less than a year:	4,499 million yen
Over a year:	6,873 million yen
Total:	11,372 million yen

    5. Lease charge payable, amount equivalent to the depreciation expenses and to the interest payable

Lease charge payable:	6,153 million yen
Amount equivalent to the depreciation expenses:	5,939 million yen
Amount equivalent to the interest payable:	245 million yen

6. Method of calculating the amount equivalent to the depreciation expenses
   The straight line method is used, taking the lease period as the durable years and regarding the residual value to be zero.
7. Method of calculating the amount equivalent to the interest
   The difference between the total lease charges and the amount of the cost of purchase of the leased product are regarded as the amount equivalent to the interest, and the interest method is used as that of allocation to each term.

18. Securities of 69,956 million yen were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.
    In this connection, the amount of the guarantee money included in other assets is 522 million yen.
19. Amount of the net assets per share 63, 317.15 yen
    With the revision of the "Guideline for the Application of the Accounting Standards in relation to the Net Income per Share for the Term" (Guideline for the Application of the Corporate Accounting Standards No. 4 of September 25, 2002) made as of January 31, 2006 and its application from the business year ending after the date of implementation, the same application guideline is applied from this term. Nothing is affected by this.
20. Matters in relation to the current market value of securities, valuation differences and so forth are as stated below.

Other securities with fair market values (million yen)

	Cost of purchase	Those included in the balance sheet	Differences in valuation	Of which the profit	Of which the loss
Bonds					
Government bonds	78,213	78,194	(19)	0	19
Total	78,213	78,194	(19)	0	19

In this connection, (11) million yen, the amount obtained by deducting that of deferred tax assets from the differences in valuation stated above in the amount of 7 million yen is included in the "Differences in Valuation of Other Securities".

21. Particulars of the securities with no available fair market values and the amount of those included in the balance sheet are as stated below:

	Amount (million yen)
Other securities Unlisted stocks	144

22. The amount anticipated to be redeemed in each period of those with maturity included in other securities is as stated below:

(million yen)

	Less than 1 year	More than 1 year and less than 5 years	More than 5 years and less than 10 years	More than 10 years
Bonds				
Government bonds	78,194	-	-	-
Total	78,194	-	-	-

23. The breakdown of accrual of the deferred tax assets and deferred tax liabilities by the cause of accrual is as stated below:

Deferred tax assets	
Amount of the losses on the cancellation of the lease agreement in excess of the limit for inclusion in expenses	940 million yen
Enterprise tax payable	581
Amount of the depreciation expenses in excess of the limit for inclusion in expenses	397
Amount of the reserves for retirement allowances for directors in excess of the limit for inclusion in expenses	94
Amount of reserve for bonuses in excess of the limit for inclusion in expenses	81
Amount of the allowance for doubtful accounts in excess of the limit for inclusion in expenses	28
Others	56
Total of the deferred tax assets	2,179
Deferred tax liabilities	
Prepaid expenses	(34)
Total of the deferred tax liabilities	(34)
Net amount of the deferred tax liabilities	2,145 million yen

24. Since it has been decided that the "Accounting Standard in relation to the Indication of the Net Assets Section of the Balance Sheet" (Corporate Accounting Standard No. 5 of December 9, 2005) and "Guideline for the Application of the Accounting Standard in relation to the Indication of the Net Assets Section of the Balance Sheet" (Guideline for the Application of the Corporate Accounting Standard No. 8 of December 9, 2005) are to be applied from the business year ending after the date of implementation of the Company Law and so forth, the separate form, "Implementing Regulations for the Banking Law" (Ordinance of the Ministry of Finance No,. 10 of 1982) was revised in accordance with the "Ordinance of the Cabinet Office Revising Some of the Rules for Operation of Mutual Loan Business Law" (Ordinance of the Cabinet Office No. 60 of April 28, 2006) and is to be applied from the business year commencing after April 1, 2006. With this, the indication has been changed from this term as stated below:
    (1) The "Capital Section" has been changed to the "Net Assets Section" and indicated after sectionalizing into the shareholders' equity and valuation / conversion differences and so forth. In this connection, the amount at the end of this term corresponding to the total of the "Capital Section" in the past is 73,849 million yen.
    (2) The "unappropriated retained earnings" that have been indicated as some of the "retained earnings" is indicated as the "retained earnings carried forward" included in the "other retained.
    (3) The "differences in valuation of stocks and so forth" are indicated as the "other differences in valuation of securities."
    (4) The "movable and immovable assets" are indicated after being sectionalized into the "tangible fixed assets", "intangible fixed assets" or "other assets".
    ① The "movable assets of land and buildings" included in the "movable fixed assets" are indicated after being sectionalized into the "buildings" and "other tangible fixed assets" included in the "tangible fixed assets", while the "Suspense payment of construction" is indicated as the "construction in process" included in the "tangible fixed assets".
    ② The key money out of the "guarantee money" included in the "movable and immovable assets" is indicated as the "other intangible fixed assets" included in the

"intangible fixed assets", while the guaranty money is indicated as the "other assets" included in the "other assets".

③ The "software" and "software suspense account" included in the "other assets" are indicated as the "software" and "software suspense account" included in the "intangible fixed assets".

25. Since the "Accounting Standard in relation to the Decrease in the Treasury Stocks, Reserves and so forth" (Corporate Accounting Standard No. 1 of February 21, 2002) and "Guideline for the Application of the Accounting Standard in relation to the Decrease in the Treasury Stocks, Reserves and so forth" (Guideline for the Application of Corporate Accounting Standard No. 2 of February 21, 2004) were revised partially as of December 27, 2005 and August 11, 2006 respectively and it has been decided that they were to be applied to the treatment to which the provision of the Company Law is applied. With this, the same accounting standard and application guideline have been applied from this term. This does not affect the balance sheet and so forth in any way.
26. With the partial revision of the "Accounting Standard in relation to the Financial Products" (Corporate Accounting Standard No. 10 of August 11, 2006) and its application from the business year ending after the day of the official release of the revised accounting standard that has been decided, the revised accounting standard has been applied from this term. This does not affect the balance sheet and so forth in any way.
27. The Bank has concluded commitment line contracts with its 4 banks. The unused amount under these contracts at the end of this term is as stated below:

Total amount of the commitment line	30,000 million yen
Balance of the used amount	–
Amount after deduction	30,000 million yen

28. The retirement benefit obligation and so forth at the end of this term is as stated below:

Retirement benefit obligation	(491 million yen)
Pension assets (current value)	227
Insufficiency of the reserve for the retirement benefit obligation	(264)
Unrecognized actuarial difference	308
Unrecognized prior service cost	40
Net amount of the amount included in the balance sheet	84
Prepaid pension cost	84

29. In preparation for the losses anticipated to be incurred in the future as the past ATMs are removed by the cancellation of the lease agreement before its expiry for the purpose of replacing them with new-generation ATMs, the amount reasonably estimated on the basis of the plan to replace ATMs with new-generation ATMs is included as the "reserve for the losses due to the cancellation of lease agreements".

(Changes in the accounting policy)

While the losses caused by the cancellation of the ATM lease agreement were posted at the time of the cancellation of the lease agreement, the method was changed, taking the opportunity of the improvement in the technique to formulate the reasonable replacement plan on the basis of the past record of replacement, for the purpose of seeking further improvement in the periodic accounting of profit and loss and construction of healthier finances, and now the amount reasonably estimated on the basis of the plan to replace ATMs with new-generation models is included, starting from this business year.

The ordinary profit has not been affected by this change, when compared to the case where the same method as the past one is adopted, although the net profit before tax and the net profit for

this term have been reduced by 2,310 and 1,370 million yen respectively.

30. In preparing for the losses anticipated to be incurred in the future following the relocation of the business office, the reasonably estimated amounts of the expenses for restoring the site to the original state, other relocation-related expenses and so forth are included as the "reserve for the losses due to the relocation of the business office".

31. While the amount equivalent to the undelivered price following the recognition of the transaction for the securities and so forth on the balance sheet, regarding the time of agreement as the standard was in the past indicated as the item included in the "other liabilities", it has been sectionalized and stated as the "unpaid money for the agreement of transaction", starting from this term, because its importance has increased.

Statement of Income

Statement of Income for the 6th Term
(from April 1, 2006 to March 31, 2007)

(Unit: million yen)

Account titles	Amount	
Ordinary income		75,427
Income from the investment of the fund	422	
Interest and dividends on securities	284	
Interest on call loans	116	
Interest on deposits with banks	20	
Fees and commissions income	74,875	
Remittance-related fee income	365	
ATM-related fee income	73,124	
Other fees and commissions	1,385	
Other operating income	129	
Other	129	
Ordinary expenses		50,405
Interest expenses	1,534	
Interest on deposits	224	
Interest on negotiable certificates of deposit	192	
Interest on call money	28	
Interest on borrowed money and rediscounts	661	
Interest on bonds	427	
Fees and commissions expenses	6,491	
Remittance-related fee expenses	155	
ATM placement fee expenses	6,150	
ATM-related fee expenses	158	
Other fees and commissions	26	
Other operating expenses	653	
Losses on redemption of bonds	105	
Amortization of bond issuance expenses	246	
Losses on financial derivatives	301	
General and administrative expenses	41,574	
Other ordinary expenses	151	
Provision for allowance for credit losses	25	
Other	126	
Ordinary profit		25,021
Extraordinary losses		4,012
Losses on disposal of premises and equipment	77	
Losses on cancellation of leases	1,396	
Provision for reserve for losses on cancellation of leases	2,310	
Other extraordinary losses	228	
Income before income taxes		21,009
Current income taxes		9,564
Deferred income taxes		(1,223)
Net income		12,667

Note 1. Amounts less than 1 million yen are rounded off in stating the amount.

2. Income arising from the transaction with affiliated companies.

Total fees and commissions income	896 million yen
Expenses arising from the transaction with affiliated companies	
Total amount of expenses in relation to the financing transactions	131 million yen
Total amount of expenses in relation to the transactions involving fees and commissions and so forth	6,024 million yen
Total amount of expenses in relation to other transactions	0 million yen

3. Parent company and main corporate shareholders and so forth

Attribute	Name of company and so forth	Percentage of voting rights and so forth owned (passively owned)	Relation with the related parties concerned	Particulars of transaction	Amount of transaction	Account title	Balance outstanding at the end of term
Other affiliated company	Seven-Eleven Japan Co., Ltd.	Passively owned Directly 24.88%	Service consignment agreement Interlocking directors	Payment of commission payable for ATM installment (Note 1)	6,024	Accrued expenses	626

Conditions for transaction as well as the policy for the decision on the conditions for transaction and so forth

(Note 1) With respect to the conditions for transaction in relation to the commission payable for ATM installation borne by the same company as well as the policy for the decision on the conditions for transaction and so forth, the rate was reviewed in this business year, considering comprehensively the expenses for the improvement of infrastructure and so forth, which led to an increase by 694 million yen.

(Note 2) The amount of transaction does not include consumption tax and so forth. The balance outstanding at the end of the term includes consumption tax and so forth.

Subsidiaries, affiliated companies and so forth

Not applicable.

Fellow subsidiaries and so forth

Attribute	Name of company and so forth	Percentage of voting rights and so forth owned (passively owned)	Relation with the related parties concerned	Particulars of transaction	Amount of transaction	Account title	Balance outstanding at the end of term
Other affiliated company	SE Capital Corporation	nil	Lease of equipment Interlocking directors	Payment of machine lease charge (Note 1)	6,200	Accrued expenses	71
				Payment of the cancellation money for the lease agreement (Note 2)	1,286		

Conditions for transaction as well as the policy for the decision on the conditions for transaction and so forth

(Note 1) Conditions for transaction in relation to the machine lease charge as well as the policy for the decision on the conditions for transaction and so forth are the same for this company as for any general business partner.

(Note 2) Conditions for cancellation in relation to the lease agreement as well as the policy for the conditions for cancellation and so forth are the same for this company as for any general business partner.

(Note 3) The amount of transaction does not include consumption tax and so forth. The balance outstanding at the end of the term includes consumption tax and so forth.

Directors, main individual shareholders and so forth

Not applicable.

4. Amount of the net profit per share for this term – 10,736.56 yen
5. Residual securities do not exist.
6. "Other extraordinary losses" are temporary expenses of depreciation of the fixed assets as a result of the review of the durable years due to the relocation of the business establishment in the following term in the amount of 140 million yen and the amount of provision for the reserve for losses on the relocation of the business establishment in the amount of 87 million yen.
7. While, in the past, the calculation of the unappropriated retained earnings was indicated at the end of the statement of income, the statement of changes in net assets is prepared to indicate the state of common stock, reserves and surpluses, starting from this term. In this connection, with this the statement of profit appropriation is not prepared from this term.

Statement of Changes in Net Assets

for the 6th Term

(from April 1, 2006 to March 31, 2007)

(Unit: million yen)

	Stockholders' equity						
	Common stock	Capital surplus			Retained earnings	Treasury stock	Total stockholders' equity
		Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		
Balance as of the end of the preceding business year	61,000	-	-	-	6,089	-	67,089
Changes in items during the period							
Transfer to capital surplus from common stock	(30,500)	30,500		-			-
Net income				-	12,667		12,667
Purchase of treasury stock				-		(5,940)	(5,940)
Disposal of treasury stock			5	5		38	44
Changes in items other than stockholders' equity (net amount)				-			-
Total changes in items during the period	(30,500)	30,500	5	30,505	12,667	(5,901)	6,772
Balance as of the end of this business year	30,500	30,500	5	30,505	18,756	(5,901)	73,861

	Valuation / translation adjustments and so forth		Total net assets
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	
Balance as of the end of the preceding business year	(8)	(8)	67,080
Changes in items during the period			
Transfer to capital surplus from common stock			-
Net income			12,667
Purchase of treasury stock			(5,940)
Disposal of treasury stock			44
Changes in items other than stockholders' equity (net amount)	(2)	(2)	(2)
Total changes in items during the period	(2)	(2)	6,769
Balance as of the end of this business year	(11)	(11)	73,849

Note 1. Amounts less than 1 million yen are rounded off in stating the amount.

2. The type and total amount of the shares issued of the Bank and treasury shares are as follows:

(unit: thousand shares)

	Number of stocks as of the end of the preceding business year	Number of stocks by which the increase was recorded	Number of stocks by which the decrease was recorded	Number of stocks at the end of this business year	Remarks
Stocks issued					
Common stocks	1,220	-	-	1,220	
Total	1,220	-	-	1,220	
Treasury stocks					
Common stocks	-	54	0	53	(Note)
Total	-	54	0	53	

(Note) The number of treasury stocks was increased by 54 thousand with the purchase based on the resolution dated June 16, 2006 made in the annual general meeting of shareholders, and reduced by 0 thousand with the sale based on the resolution dated December 1, 2006 made in the board of directors' meeting.

3. Share warrants do not exist.

4. The dividend of the bank is as stated below:

The amount of the dividend paid during this business year.

Not applicable.

The case of dividend is stated below, of which its effective date is after the last day of this business year, out of those of which the record date belongs to this business year.

Resolution	Class of stocks	Total amount of dividend	Fiscal resource	Amount per stock	Record date	Effective date
In the Board of Directors' Meeting held on June 1, 2007	Common stocks	5,831 million yen	Retained earnings	5,000 yen	March 31, 2007	June 25, 2007

5. The breakdown of the "Other retained earnings" stated in the total amount is as follows.

	Balance outstanding at the end of the preceding business year	Amount of the change during this business year	Balance outstanding at the end of this business year
Retained earnings brought forward	6,089 million yen	12,667 million yen	18,756 million yen

6. With the decision that the "Accounting Standard for the Statement of Changes in Net Assets and so forth" (Corporate Accounting Standard No. 6 of December 27,2005) and "Guideline for the Application of the Accounting Standard for the Statement of Changes in Net Assets and so forth" (Guideline for the Application of the Corporate Accounting Standard No. 9 of December 27,2005) are to be applied from the business year to end after the date of implementation of the Company Law, the Bank is preparing the statement of changes in net assets, applying the same corporate accounting standard and application guideline.

Copy of the Original of the Audit Report of the Accounting Auditors

Independent Auditors' Report

May 24, 2007

Seven Bank, Ltd.
The Board of Directors

Misuzu Audit Corp.
Kazuhiro Hara (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tomomitsu Umezu (Seal)
Designated and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.
Torayoshi Inoue (Seal)
Designated and Engagement Partner
Certified Public Accountant

Youichi Ozawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements for the business year of the 6th Term, that is to say, from April 1, 2006 to March 31, 2007, comprised of the balance sheet, the statement of income, the statement of changes in net assets, and the related supporting schedules, of Seven Bank, Ltd. 'the "Company"), in accordance with Article 436, Section 2, Item 1 of the Company Law. The Company is responsible for preparing these financial statements and related supporting schedules, while our responsibility is to express an opinion on the financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted as fair and reasonable ones in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles adopted by management, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe, as a result, that our audit provides a reasonable basis for expressing our opinion.

In our opinion, the financial statements and related supporting schedules referred to above present fairly, in all material respects, the state of assets and income of the Company for the period related to such financial statements and related supporting schedules, in conformity with corporate accounting principles generally accepted as fair and reasonable ones in Japan.

Additional explanatory information

The Company provided for a reserve for losses on cancellation of leases from this business year as mentioned in "Changes in Accounting Policies".

Our firms and engagement partners of each of them have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of the Original of the Audit Report of the Board of Auditors

Audit Report

This board of auditors prepared, after deliberation, this audit report in regard to the performance of the duties of the directors for the 6th Business Year from April 1, 2006 to March 31, 2007, on the basis of the audit report drawn up by each auditor, and presents the report as follows:

1. Method and particulars of the audit conducted by the auditors and board of auditors

The board of auditors determined the auditing policy, sharing of the assignments and so forth, received reports from each auditor on the state of conducting the audit and its result, and, in addition, received reports from the directors and so forth as well as accounting auditors, asking for explanation as needed.

Each auditor conducted the audit in accordance with the standards of the audit by auditors prescribed by the board of auditors and in conformity with the auditing policy for this term, formula of assignment sharing and so forth, made efforts to communicate well with the directors, employees of internal audit departments and others, endeavored to collect information and improve the environment for the audit, and, at the same time, attended the board of directors' meetings and other important conferences, received reports from the directors, employees and so forth on the state of performing their duties, asked for explanation as needed, consulted the papers containing decisions and so forth, and examined the state of business and assets at the head office and important business establishments. In addition, the board monitored and verified the systems for ensuring that directors perform their duties in accordance with laws and regulations as well as the articles of incorporation, and the particulars of the resolution of the board of directors in relation to the improvement of other systems provided for in Article 100, Section 1 and Section 3 of the Implementing Regulations of the Company Law as those necessary for ensuring the appropriateness of the business of the corporation and the construction and the state of operation of the systems (internal control systems) established on the basis of such resolution. On the basis of the methods mentioned above, the board examined the business reports and the related supporting schedules for the business year concerned.

In addition, the board monitored and verified whether the accounting auditors were maintaining their independence, and conducting a proper audit, and, at the same time, received reports of the state of their performance of the assignments, asking for explanation as needed. In this connection, the board received communication from the accounting auditors, informing that the "system for ensuring that the duties are performed appropriately" (matters referred to in the items of Article 159 of the Corporate Computation Rules) is being improved in accordance with the "quality control standards in relation to the audit" (Business Accounting Deliberation Council, October 28, 2005) and so forth, and asked for explanation as needed. On the basis of the methods mentioned above, the board examined financial statements (balance sheet, statement of income and statement of changes in net assets) and the related supporting schedules for the business year concerned.

2. Result of the audit

(1) Result of the audit of the business reports and so forth

-1- The board recognizes that the business reports and related supporting schedules present fairly the state of the Company in accordance with laws and regulations as well as the articles of incorporation.

-2- The board does not recognize any improper action in relation to the performance of duties of the directors nor any material fact in violation of the laws and regulation or the articles of incorporation.

-3- The board recognizes that the particulars of the resolution of the board of directors in relation to the internal control systems are adequate.

(2) Result of the audit of financial statements and the related supporting schedules

The board recognizes that the method and result of the audit conducted by the accounting auditors, namely Misuzu Audit Corporation and KPMG AZSA & Co. are adequate.

June 1, 2007

Board of Auditors, Seven Bank, Ltd.

Statutory Auditor	Hideo Tanaka (Seal)
Statutory Auditor (part-time)	Masaharu Hino (Seal)
Statutory Auditor (part-time)	Sachiko Kishimoto (Seal)
Statutory Auditor (part-time)	Masayuki Sato (Seal)

(Note) All of the auditors are external auditors as provided for in Article 2, Item 16 and Article 335, Section 3 of the Company Law.

June 22, 2007

To our shareholders

Takashi Anzai
President
Seven Bank, Ltd.
6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Partial Correction of the Document Attached to the Notice of Convocation of the 6th Annual General Meeting of Shareholders

Dear Shareholders:
Errors have been found in some parts of the document attached to the Notice of Convocation of the 6th Annual General Meeting of Shareholders of our Company sent to you, dated June 4, 2007. We would like to express our sincere apologies and make the following corrections.

Corrections:

1. Percentage of voting rights, etc. held by the parent company and main corporate shareholders, etc in "Note 3" to the "Statement of Income" in page 22 of the attached document.

(Underlines indicate corrections)

Correct	Wrong
Held Directly 26.03%	Held Directly 24.88%

2. Total capital surplus in the "Statement of Changes in Stockholders' Equity" as shown on page 24 of the attached document.

(Underlines indicate corrections)

	Correct	Wrong
Balance at the end of the last business year	—	—
Changes during the current business year		
Transfer from common stock to capital surplus	30,500	—
Net income	—	—
Purchase of treasury stock	—	—
Disposal of treasury stock	5	5
Net changes in items other than stockholders' equity during the period	—	—
Total changes during the period	30,505	30,505
Balance at the end of the current business year	30,505	30,505

Exhibit B-2

June 2, 2006

To Our Shareholders

Takashi Anzai
President
Seven Bank, Ltd.
6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Notice of Convocation of the 5th Annual General Meeting of Shareholders

Dear Shareholders :

You are cordially invited to attend the 5th Annual General Meeting of Shareholders, which will be held as described below.

If you cannot attend the shareholders' meeting, please review the Reference Materials provided herein, indicate your approval or disapproval of each of the proposals on the enclosed Voting Rights Exercise Form, place your seal thereon, and return the completed form to us.

Notice

1. Date and Time:	10:00 a.m., Friday, June 16, 2006
2. Place:	Large Hall, Club Kanto, 19th Floor, Tokyo Ginko Kyokai Bldg. 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo (Please see the attached "Guide Map to the Venue of the General Meeting of Shareholders")
3. Agenda of the Meeting	
1) Matters to be reported:	The Business Report, Balance Sheet and Statement of Income for the 5th Term (from April 1, 2005 to March 31, 2006)
2) Matters to be resolved:	
Proposal No.1:	Proposal for appropriation of retained earnings for the 5th term
Proposal No.2:	Partial amendments to the Articles of Incorporation Major points of this Proposal No.2 can be found on pages 2 to 3 of the attached "Reference materials with respect to solicitation to exercise voting rights by proxy"
Proposal No.3	Election of eight directors
Proposal No.4	Election of four corporate auditors
Proposal No.5	Acquisition of treasury shares
Proposal No.6	Decrease in the amount of common stock
Proposal No.7	Revision of the amount of remuneration to be paid to directors and corporate auditors

Note:

(1) When attending the meeting in person, please present your Voting Rights Exercise Form at the reception desk.

(2) If you cannot attend the general meeting of shareholders, you can still exercise your voting rights by appointing a proxy who is also a shareholder with voting rights of our Company. Please note, however, that the proxy is required to submit your Voting Rights Exercise Form on which you need enter the name of your proxy.

Reference Documents with respect to Solicitation to Exercise Voting Rights by Proxy

1. Person who solicits shareholders to exercise their voting rights by proxy:

Seven Bank, Ltd.
Takashi Anzai
President

2. Total number of voting rights of all shareholders:

1,220,000

3. Reference matters relating to the proposals to be resolved

Proposal No.1: Approval of the proposal for appropriation of retained earnings for the 5th term

The details of this proposal are as set forth on page 15 of the attached document.
As for the business results for the current term, the Company has been able to achieve a significant increase in ordinary profit and to record net income for three consecutive terms, as a result of steady increases in average transactions per day per ATM through further expansion of its network of business partners, increases in the number of ATMs installed, positive deployment of advertising and promotion activities, etc.

Furthermore, the Company could eliminate accumulated losses and record retained earnings for the first time since its establishment. In order to further improve the financial position of the Company, however, our shareholders are kindly requested to approve our proposal not to pay dividends for the current term, but to carry forward the unappropriated retained earnings to the next term.

Proposal No.2: Partial amendments to the Articles of Incorporation

1. Reasons for the amendments

(1) In order to enhance convenience for our shareholders, and management mobility and efficiency, it is proposed that the Company amend its current Articles of Incorporation as follows:

1) It is proposed to introduce an electronic public notice system using the Internet so as to give wider publicity. (Article 4 in the proposed amendments)
2) In order to ensure the mobility of capital policy, it is proposed to increase the number of issuable shares in Article 5 of the current Articles of Incorporation to 4,880,000 shares.
3) For our shareholders' convenience, it is proposed to delete Article 6 (Restriction on transfer of shares) in the current Articles of Incorporation.

4) In order for the directors and the corporate auditors to fully display their expected roles, it is proposed to establish new provisions enabling the reduction and exemption of part of their liability within the limit imposed by laws and regulations. (Articles 31 and 42 in the proposed amendments)

   Furthermore, the consent of all the corporate auditors is obtained in advance for the new establishment of Article 31 as shown in the proposed amendments.

(2) Under the Companies Act (Act No. 86 of 2005) effective May 1, 2006 and the related laws and regulations, it is proposed to make required amendments to the Articles of Incorporation as follows:

1) It is proposed to establish new provisions for the Company to have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors, and Accounting Auditors. (Articles 19, 32 and 43 of the new Articles of Incorporation, as shown in the proposed amendments)
2) It is proposed to establish new provisions to enable the disclosure of the reference documents for the general meetings of shareholders, etc. via the Internet. (Article 15 in the proposed amendments)
3) It is proposed to clarify that the number of proxy entitled to attend a general meeting of shareholders on behalf of a shareholder is limited to one proxy. (Article 17 in the proposed amendments)
4) It is proposed to establish new provisions enabling the Board of Directors to make resolutions quickly in writing or by electromagnetic means, if the need arises. (Article 27 in the proposed amendments)
5) It is proposed to shorten the term of office of the Directors in order to clarify the responsibility of the Directors (Article 22 in the proposed amendments), and to establish new provisions to designate the Board of Directors as a body authorized to make decisions on dividends from retained earnings, etc. so as to return profits to our shareholders quickly. (Article 47 in the proposed amendments).
6) It is proposed to specify the matters deemed to have been provided in the Articles of Incorporation following the enforcement of the Companies Act. (Articles 7 and 9 in the proposed amendments)

(3) In addition to the amendments as mentioned above, it is proposed to make changes to the structure and order of chapters and articles, number of articles, some expressions, etc., together with the changes of the provisions and wordings quoted, in response to the enforcement of the "Companies Act" and the related laws and regulations.

2. Details of amendments

(Underlines indicate the parts amended.)

Current Articles of Incorporation	Proposed amendments

Current Articles of Incorporation	Proposed amendments
Chapter I. General Provisions	**Chapter I. General Provisions**
(Trade Name) Article 1. The name of the Company is Kabushiki Kaisha Sebun Ginko in Japanese and Seven Bank, Ltd. in English.	**(Trade Name)** Article 1. Same as Article 1 of the current Articles of Incorporation.
(Purposes) Article 2. The purposes of the Company are to engage in the following businesses: (1)Taking of deposits and installment savings, granting of loans, bills discounting, and foreign exchange trading. (2)Liability guarantee, acceptance of bills, and other activities incidental to banking business in the preceding paragraph. (3)Handling, dealing and other activities relating to underwriting, offering and sales of government bonds, municipal bonds and government-guaranteed bonds, (4)Activities in which banks can engage under the Secured Bond Trust Act, the Bond etc. Registry Act, and other laws. (5)Other matters incidental or relating to the activities specified in the above paragraphs.	**(Purposes)** Article 2. Same as Article 2 of the current Articles of Incorporation.
(Location of Head Office) Article 3. The head office of the Company shall be located in Chiyoda-ku, Tokyo.	**(Location of Head Office)** Article 3. Same as Article 3 of the current Articles of Incorporation.
(Method of Public Notice) Article 4. Public notices of the Company shall be placed in the Nihon Keizai Shimbun.	**(Method of Public Notice)** Article 4. The method of public notice by the Company shall be electronic public notice; provided, however, that in the event that the method of electronic public notice is unavailable due to accidents or any other unavoidable reasons, public notices shall be placed in the Nihon Keizai Shimbun.
Chapter II. Shares and Fractional Shares	**Chapter II. Shares**
(Total number of shares to be issued) Article 5. The total number of shares to be issued by the Company shall be one million six hundred and sixteen thousand four hundred (1,616,400) shares.	**(Total number of issuable shares)** Article 5. The total number of the issuable shares by the Company shall be four million eight hundred and eighty thousand (4,880,000) shares.
(Limitation of transfer of shares) Article 6. Any transfer of the shares of the Company shall require the approval of the Board of Directors.	**(Deleted)**
(Newly established)	**(Purchase of treasury shares)** Article 6. The Company may purchase its own shares by resolution of the Board of Directors pursuant to Article 165, Paragraph 2, of the Companies Act.
(Newly established)	**(Issuance of Share Certificates)** Article 7. The Company shall issue share certificates for its shares.
(Share Handling Rules) Article 7. The kind of shares to be issued by the Company, transfer of shares, entry to the fractional share register, purchase of fractional shares, and other handling business and fees thereof relating to the shares shall be subject to the share handling rules established by the Board of Directors.	**(Share Handling Rules)** Article 8. The handling business and fees thereof relating to the shares of the Company shall be subject to the share handling rules as established by the Board of Directors, as well as laws and regulations and these Articles of Incorporation.
(Record Date) Article 8. The Company shall deem the shareholders	

Current Articles of Incorporation	Proposed amendments
appearing or recorded in the final register of shareholders as of March 31 of each year to be shareholders entitled to exercise the shareholders' rights at the annual general meeting of shareholders for such business year. 2. In addition to the preceding paragraph, whenever necessary, upon giving prior notice in accordance with the resolution of the Board of Directors, the Company may deem the shareholders appearing or recorded in the register of shareholders, registered pledgees, or fractional shareholders appearing or recorded in the register of fractional shares as of a certain date to be the shareholders, registered pledgees or fractional shareholders entitled to exercise their rights.	(Record Date) **(Deleted)**
(Transfer Agent) Article 9. The Company shall have a transfer agent for its shares and fractional shares. 2. The transfer agent and its business office shall be determined by resolution of the Board of Directors, and the public notice thereof shall be given. 3. The register of shareholders, the register of fractional shares and the register of the lost share certificates shall be kept at the business office of the transfer agent, and all business pertaining to shares and fractional shares, such as transfer of shares, recording in the register of fractional shares and purchase of fractional shares, shall be handled by the transfer agent and not by the Company.	(Custodian of Register of Shareholders) Article 9. The Company shall have a custodian of the register of shareholders. 2. The custodian of the register of shareholders and its business office shall be determined by resolution of the Board of Directors, and the public notice thereof shall be given. 3. The register of shareholders, the register of the lost share certificates and the register of share purchase warrants of the Company shall be kept at the business office of the custodian of the register of shareholders, and all business pertaining to the shares and share purchase warrants, such as entry or recording in the register of shareholders, the register of the lost share certificates and the register of share purchase warrants, shall be handled by the custodian of the register of shareholders and not by the Company.
(Determination on the right to receive allotment of shares, etc.) Article 9.2 When the Company is offering shares (including treasury shares) and subscription rights of the Company for subscription, the prospectus, the persons entitled to allotment of the shares or subscription warrants and the date for application with regard to the subscription shall be determined by resolution of the Board of Directors.	**(Deleted)**
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Calling of Meeting) Article 10. The annual general meeting of shareholders shall be called within three (3) months of the day following the end of each settlement term, and an extraordinary general meeting of shareholders shall be called as the necessity arises.	**(Calling of Meeting)** Article 10. The annual general meeting of shareholders shall be called within three (3) months of the end of each business year, and an extraordinary general meeting of shareholders shall be called as the necessity arises.
2. In calling a general meeting of shareholders, notice of calling shall be given by one week before the meeting date. 3. The shareholders entitled to exercise shareholder rights at the annual general meeting of shareholders shall be the shareholders registered or recorded in the final register of shareholders of each settlement term.	**(Paragraphs 2 and 3 deleted)**
(Newly established)	
(Newly established)	

Current Articles of Incorporation	Proposed amendments
	(Place of Meeting) Article 11. The general meetings of shareholders of the Company shall be held in Tokyo. **(Record Date of General Meeting of Shareholders)** Article 12. The record date of the voting rights at the annual general meeting of shareholders of the Company shall be March 31 of each year.
(Method of Calling) Article 11. A general meeting of shareholders shall be called by the president and representative director of the Company based on the resolution of the Board of Directors, unless otherwise provided by laws and regulations. In the event that the president and representative director are unable to act, one of the other directors shall call such meeting in the order determined in advance by the Board of Directors.	**(Method of Calling)** Article 13. Same as Article 11 of the current Articles of Incorporation.
(Chairman) Article 12. The president and representative director shall preside over a general meeting of shareholders. In the event the president and representative director are unable to act, one of the other directors shall act in his place in the order determined in advance by the Board of Directors.	**(Chairman)** Article 14. Same as Article 12 of the current Articles of Incorporation.
(Newly established)	**(Internet Disclosure and Deemed Provision of Reference Materials for Shareholders' General Meeting)** Article 15. In calling the general meeting of shareholders, the Company may deem that the information regarding the matters which should be described or shown in the reference materials for the general meeting of shareholders, business reports, financial statements and consolidated financial statements has been provided to the shareholders by disclosing it via the Internet in accordance with the Ministerial Ordinance of the Ministry of Justice.
(Method of Adopting Resolutions) Article 13. Resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present, unless otherwise provided by laws and regulations or these Articles of Incorporation. 2. Special resolutions as provided in Article 343 of the Commercial Act shall be adopted by at least two thirds of the votes of the shareholders present who hold at least one third of the voting rights of all the shareholders.	**(Method of Adopting Resolutions)** Article 16. Resolutions at a general meeting of shareholders shall be adopted by the majority of the votes of the shareholders present who are entitled to exercise their voting rights, unless otherwise provided by laws and regulations or these Articles of Incorporation. 2. Resolutions as provided in Article 309, Paragraph 2, of the Commercial Act shall be adopted by at least two thirds of the votes of the shareholders present who hold at least one third of the voting rights of the shareholders entitled to exercise their voting rights.
(Exercise of Voting Rights by Proxy) Article 14. A shareholder may exercise his/her voting right by proxy who is another shareholder of the Company with the right to vote. In this case, such shareholder shall submit a document certifying the authority of proxy to the Company in advance for each general meeting of shareholders.	**(Exercise of Voting Rights by Proxy)** Article 17. A shareholder may exercise his/her voting right by one proxy who is another shareholder of the Company with the right to vote. In this case, such shareholder shall submit a document evidencing the authority of proxy to the Company in advance for each general meeting of shareholders.
(Minutes) Article 15. With respect to the business of a general meeting of shareholders, minutes shall be prepared, and a summary of procedures of the meeting and the results thereof shall be entered in the minutes, which shall bear the	

Current Articles of Incorporation	Proposed amendments
signatures and/or the names and seals of the chairman and the directors present and shall be kept.	**(Minutes)** Article 18. With respect to the business of a general meeting of shareholders, minutes shall be prepared pursuant to the provisions of laws and regulations.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Newly established)	**(Establishment of Board of Directors)** Article 19. The Company shall have a Board of Directors.
(Number of Directors) Article 16. The Company shall have not more than eleven (11) directors.	**(Number of Directors)** Article 20. Same as Article 16 of the current Articles of Incorporation.
(Election of Directors) Article 17. Resolutions for the election of directors shall be adopted by a majority of the votes of the shareholders present who hold at least one third of the voting rights of all the shareholders. Cumulative voting shall not be used for the adoption of resolutions for the election of directors.	**(Election of Directors)** Article 21. Directors shall be elected at a general meeting of shareholders. 2. Resolutions for the election of directors shall be adopted by a majority of the votes of the shareholders present who hold at least one third of the voting rights of the shareholders entitled to exercise voting rights. 3. Cumulative voting shall not be used for the adoption of resolutions for the election of directors.
(Term of Office of Directors) Article 18. The term of office of directors shall be until the close of the annual general meeting of shareholders relating to the last term for the settlement of accounts within two years of their assumption of office. The term of office of a director elected by reason of an increase in the number of directors or to fill a vacancy shall be until the expiry of the term of office of the other directors currently in office.	**(Term of Office of Directors)** Article 22. The term of office of directors shall be until the close of the annual general meeting of shareholders relating to the last of the business years ending within one year of their election to office.
(Board of Directors) Article 19. Directors shall organize the Board of Directors. 2. The Board of Directors shall make decisions on the business policies and other important matters of the Company.	**(Board of Directors)** **(Deleted)**
(Representative Directors) Article 20. The Board of Directors shall elect representative directors from among the directors by its resolutions. **(Executive Directors)** Article 21. The Board of Directors may, by its resolutions, elect one Chairman of the Board of Directors and one President, and as necessary, several Vice Chairmen and several Vice Presidents, from among the directors.	**(Representative Directors and Executive Directors)** Article 23. The Board of Directors shall choose representative directors from among the directors by its resolutions. 2. The Board of Directors may, by its

Current Articles of Incorporation	Proposed amendments
	resolutions, choose one Chairman of the Board of Directors and one President, and as necessary, several Vice Chairmen and several Vice Presidents, from among the directors.
(Calling of Board Meetings) Article 22. A meeting of the Board of Directors shall be called by the President, unless otherwise provided by laws and regulations. In the event that the President is unable to act, one of the other directors shall call such meeting in the order determined in advance by the Board of Directors. 2. Notice of a meeting of the Board of Directors shall be given to each director and each corporate auditor at least three days before the date of the meeting; provided, however, that such period may be shortened when there is an urgent need. 3. A meeting of the Board of Directors may be held without going through the procedure for calling if so agreed by all the directors and the corporate auditors.	**(Deleted)** **(Calling of Board Meetings)** Article 24. Same as Article 22 of the present Articles of Incorporation.
(Chairman at Board Meetings) Article 23. A meeting of the Board of Directors shall be presided over by the President. In the event that the President is unable to act, one of the other directors shall preside over such meeting in the order determined in advance by the Board of Directors.	
(Resolution at Board Meetings) Article 24. Resolutions at a meeting of the Board of Directors shall be adopted by a majority of the directors present who shall constitute a majority of the directors.	
(Newly established)	**(Chairman at Board Meetings)** Article 25. Same as Article 23 of the current Articles of Incorporation.
(Minutes of Board Meetings) Article 25. With respect to the business of a meeting of the Board of Directors, minutes shall be prepared, and a summary of procedures of the meeting and the results thereof shall be entered in the minutes, which shall bear the signatures and/or the names and seals of the chairman, directors and corporate auditors present and shall be kept.	**(Resolution at Board Meetings)** Article 26. Resolutions at a meeting of the Board of Directors shall be adopted by a majority of the directors present who shall constitute a majority of the directors entitled to vote. (Omission of Resolution at Board Meetings Article 27. If all the directors have agreed, in writing or by electromagnetic means, on the matters to be resolved at a meeting of the Board of Directors, the Company shall deem that the Board of Directors has adopted a resolution to approve such matters, unless any corporate auditor makes an objection.
(Board of Directors Rules) Article 26. Matters relating to the Board of Directors shall be governed by the Board of Directors Rules as determined by the Board of Directors, as well as by the provisions of laws and regulations, and these Articles of Incorporation.	**(Minutes of Board Meetings)** Article 28. With respect to the business of a meeting of the Board of Directors, minutes shall be prepared pursuant to the provisions of laws

Current Articles of Incorporation	Proposed amendments
(Director Remuneration and Retirement Bonus) Article 27. Remuneration and retirement bonus for the directors shall be determined by resolution at a general meeting of shareholders.	and regulations, and the directors and corporate auditors present shall put their signatures and/or names and seals, or electronic signatures to the minutes.
(Newly established)	
(Newly established)	**(Board of Directors Rules)** Article 29. Same as Article 26 of the current Articles of Incorporation.
Chapter V Statutory Auditors and the Board of Statutory Auditors	
(Newly established) **(Number of Statutory Auditors)** Article 28 The Company shall have not more than five (5) Statutory Auditors. **(Election of Statutory Auditors)** Article 29 The election of the Statutory Auditors shall be adopted by a majority of the votes of the shareholders present at the meeting where the shareholders holding not less than one-third (1/3) of the total voting rights are present.	**(Deleted)** **(Remuneration, etc.)** Article 30. Remuneration and bonus for the directors and other property interests received by the directors from the Company in consideration of the performance of their duties (hereinafter referred to as the "Remuneration") shall be determined by resolution at a general meeting of shareholders.
(Terms of Office of Statutory Auditors) Article 30 The term of office of Statutory Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held with respect to the latest settlement of accounts within four (4) years subsequent to their assumption of office. The term of office of any Statutory Auditor elected to fill a vacancy caused by the early resignation of a Statutory Auditor shall be the same as the remainder of the term of office of his/her predecessor. **(Full-time Statutory Auditors)** Article 31 Statutory Auditors shall appoint one or more Full-time Statutory Auditor(s) who act(s) as the standing Statutory Auditor(s) from among themselves. **(Board of Statutory Auditors)** Article 32 The Statutory Auditors shall constitute the Board of Statutory Auditors. 2. The Board of Statutory Auditors shall have the authorities provided by laws and may decide matters concerning the execution of duties of the Statutory Auditors.	**(Exemption of Liability of Directors)** Article 31. The Company may, under the provisions of Article 426 (1) of the Companies Act, exempt directors (including those who have been directors in the past) from liability under Article 423 (1) of the Act by resolution of the Board of Directors within the limits permitted by laws and regulations. 2. The Company may, under the provisions of Article 427 (1) of the Companies Act, enter into an agreement with outside directors under which their liability under Article 423 (1) of the Act shall be limited; provided, however, that the limit of liability under such agreement shall be the amount determined by laws and regulations.
(Convocation of meetings of the Board of Statutory Auditors) Article 33 To convene a meeting of the Board of Statutory Auditors, a notice shall be issued to each Statutory Auditor at least three (3) days prior to the date of the meeting; provided, however, that such term of	**Chapter V Statutory Auditors and the Board of Statutory Auditors** **(Establishment of Statutory Auditors and the Board of Statutory Auditors)** Article 32 The Company shall have Statutory Auditors and the Board of Statutory Auditors. **(Number of Statutory Auditors)** Article 33 Same as provided in Article 28 of the current

Current Articles of Incorporation	Proposed amendments
notice may be shortened in case of any urgent needs. 2. A meeting of the Board of Statutory Auditors may be convened without following the procedures of convocation by unanimous consent of the Statutory Auditors.	Articles of Incorporation
(Resolutions of the Board of Statutory Auditors) Article 34 Unless otherwise provided by provisions of laws, a resolution of the Board of Statutory Auditors shall be adopted by a majority of the total number of the Statutory Auditors.	**(Election of Statutory Auditors)** Article 34 Statutory Auditors shall be elected at a general meeting of shareholders. 2. The election of the Statutory Auditors shall be adopted by a majority of the votes of the shareholders present at the meeting where the shareholders holding not less than one-third (1/3) of the votes of the shareholders who are entitled to exercise their votes are present.
(Minutes of the Board of Statutory Auditors) Article 35 Outlines of proceedings of the meetings of the Board of Statutory Auditors and the results thereof shall be recorded in the minutes, which shall bear the signatures or names and seal impressions of the Statutory Auditors present and shall be kept in custody.	**(Terms of Office of Statutory Auditors)** Article 35 The term of office of Statutory Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held with respect to the latest business year ending within four (4) years subsequent to their assumption of office. 2. The term of office of any Statutory Auditor elected to fill a vacancy by the early resignation of a Statutory Auditor shall be the same as the remainder of the term of office of his/her predecessor.
(Rules of the Board of Statutory Auditors) Article 36 Matters concerning the Board of Statutory Auditors shall be governed by the Rules of the Board of Statutory Auditors established by the Board of Statutory Auditors as well as provided by the Articles of Incorporation.	**(Full-time Statutory Auditors)** Article 36 The Board of Statutory Auditors shall appoint one or more Full-time Statutory Auditor(s) from among the Statutory Auditors.
(Remuneration and Retirement Allowance for the Statutory Auditors) Article 37 Remunerations and retirement allowances for the Statutory Auditors shall be determined by resolution of a general meeting of shareholders.	**(Omitted)**
(Newly established)	**(Convocation of meetings of the Board of Statutory Auditors)** Article 37 Same as provided in Article 33 of the current Articles of Incorporation
(Newly established)	**(Resolutions of the Board of Statutory Auditors)** Article 38 Same as provided in Article 34 of the current Articles of Incorporation
(Newly established)	**(Minutes of the Board of Statutory Auditors)** Article 39 Outlines of proceedings of the meetings of the Board of Statutory Auditors, pursuant to provisions of laws, shall be recorded in the minutes, which bear the signatures, names and seal impressions or electronic signatures of the Statutory Auditors present.
(Newly established)	**(Rules of the Board of Statutory Auditors)** Article 40 Same as provided in Article 36 of the current Articles of Incorporation
(Newly established)	**(Omitted)**
(Newly established)	**(Remunerations)** Article 41 Remunerations for the Statutory Auditors shall be

Current Articles of Incorporation	Proposed amendments
	determined by resolution of a general meeting of shareholders.
	(Exemption from the Liability of the Statutory Auditors) Article 42 The Company, pursuant to Article 426, Paragraph 1 of the Companies Act, may exempt the Statutory Auditors (including former Statutory Auditors) from the liability provided under Article 423, Paragraph 1 of the Companies Act to the extent permitted by laws by resolution of the Board of Directors. 2. The Company may enter into an agreement that limits the liability under Article 423, Paragraph 1 of the Companies Act between the Outside Statutory Auditors pursuant to provisions of Article 427, Paragraph 1 of the Companies Act; provided, however, that the liability under the agreement shall be limited to the amounts provided by laws.
Chapter VI Settlement of Accounts	
(Fiscal Year and Accounts Settlement period) Article38 The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the last day of each fiscal year shall be the date of settlement of accounts.	
(Newly established)	**Chapter VI Accounting Auditors**
	(Accounting Auditors) Article 43 The Company shall have Accounting Auditors.
	(Election and Terms) Article 44 Accounting Auditors shall be elected by resolution of a general meeting of shareholders. 2. The term of office of the Accounting Auditors shall expire at the closing of the ordinary general meeting of shareholders to be held with respect to the latest business year ending within one (1) year subsequent to their assumption of office. 3. Unless any particular resolution is adopted in the ordinary general meeting of shareholders in the previous Paragraph, the Accounting Auditors shall be deemed to be re-appointed in the ordinary general meeting of shareholders.
	(Remunerations) Article 45 Remunerations for the Accounting Auditors shall be determined by the Board of Directors upon obtaining consent of the Board of Statutory Auditors.
	Chapter VII Accounts
	(Fiscal Year) Article 46 The fiscal year of the Company shall last one (1) year commencing on April 1 of each year and ending on March 31 of the following year.
(Profit-Dividend) Article 39 Profit-dividends of the Company shall be paid to the shareholders or beneficiaries listed or recorded on the list of shareholders as of the date of every settlement of accounts and the holders of fractional shares listed or recorded on the latest register of fractional share holders as of the same date.	
(Interim Dividend) Article 40 The Company is, by resolution of the Board of Directors, to be able to pay an interim dividend to the shareholders or beneficiaries listed or recorded on the latest list of shareholders as of September 30 of each year and the holders of fractional shares listed or recorded on the latest register of fractional share holders as of the same date.	
(Payment Exemption Period) Article 41 The Company shall not be obliged to pay any profit-dividend or interim dividend, in case where said dividend has not been collected within three (3) years after the date of the payment of the dividend commenced.	
(Newly established)	**(Decision-making Body of Dividends of Surplus)** Article 47 The Company shall, unless otherwise provided by laws, determine any matters provided in each Item of Article 459, Paragraph 1 of the Companies Act including dividends of surplus by resolution of the Board of Directors, not by resolution of the general meeting of shareholders.
	(Record Date of Dividends of Surplus)

Current Articles of Incorporation	Proposed amendments
	Article 48 The record date of the year-end dividends of the Company shall be March 31 of each year. 2. The record date of the interim dividends of the Company shall be September 30 of each year. 3. Record dates may be established to declare dividends of surplus in addition to the Paragraphs above. **(Omitted)** **(Dividend Payment Exemption Period)** Article 49 The Company shall not be obliged to pay any dividend where the dividend has not been collected within three (3) years after the date of the payment commenced. **Supplementary Provision** Article 1 The omission of Article 6 (Restriction on Transfer of Shares) of the current Articles of Incorporation shall come into effect at the closing of the fifth ordinary general meeting of shareholders of the Company to be held on June 16, 2006. In addition, this supplementary provision shall be omitted after coming into effect.

Proposal 3: Matters concerning election of eight (8) Directors

The term of all eight (8) Directors will expire at the closing of this general meeting of shareholders; therefore, the Company would like to request that its shareholders elect eight (8) new Directors. Details of the candidates are as follows:

No. of candidate	Name (Date of birth)	Brief history and positions		Number of shares of the Company held
1	Takashi Anzai (January 17, 1941)	Apr. 1963 Dec. 1994 Nov. 1998 Aug. 2000 Apr. 2001 - present	Joined the Bank of Japan Governor of the Bank of Japan President of the Long-Term Credit Bank of Japan Advisor for Ito-Yokado Co., Ltd. President, Seven Bank, Ltd.	400 shares
2	Masatoshi Wakasugi (January 19, 1946)	Apr. 1969 Jun. 1996 Oct. 1997 Jun. 1998 Jun. 1999 Sep. 2000 Apr. 2001 Mar. 2003 - present	Joined Long-term Credit Bank of Japan Director, Manager of Human Resources Group Control Division and Chief of Human Resources Division Training Section, Long-term Credit Bank of Japan, Ltd. Senior Vice President of LTCB Securities Co., Ltd. Managing Director, UBS Warburg Securities Director of Renown Inc. Second Sales Division Advisor for Ito-Yokado Co., Ltd. Managing Director, Seven Bank, Ltd. Executive Director and General Manager of Risk Management Office	230 shares
3	Toshiaki Ikeda (April 9, 1948)	Apr. 1972 May 1994 May 1997 Apr. 1999 Apr. 2000 Apr. 2001 - present	Joined the Sanwa Bank, Limited. Vice Manager, System Division, Sanwa Bank, Limited. Branch Manager, Muromachi Branch, Sanwa Bank, Limited. Transferred to Partners Investment Trust Assistant to Director of Retail Business Management Department of Sanwa Bank Limited Director and General Manager of System Development Division, Seven Bank, Ltd.	160 shares
4	Kensuke Futagoishi (October 6, 1952)	Apr. 1977 Apr. 2001 Jan. 2002 Oct. 2003 Nov. 2003 Jun. 2004	Joined Sanwa Bank, Limited. General Manager of Retail Business Planning Division of UFJ Holdings, Inc. General Manager, Gotanda Corporate Sales Division, UFJ Bank Limited. Joined Seven Bank, Ltd. General Manager of Business Promotion Division Director and General Manager of Business Promotion Division	160 shares

No. of candidate	Name (Date of birth)	Brief history and positions	Number of shares of the Company held
		May 2006 - present: Director and General Manager of Planning Division, General Manager of Business Promotion Division	
5	Takahide Sakurai (October 30, 1932)	Apr. 1955: Joined The Dai-ichi Mutual Life Insurance Company (hereinafter referred to as "Dai-ichi") Jul. 1981: Director and Manager of Finance Division 1, Dai-ichi Apr. 1983: Executive Director and Manager of Financial Plan Division, Dai-ichi Apr. 1986: Representative Director and Vice President, Dai-ichi Apr. 1987: Representative Director and President, Dai-ichi Apr. 1997: Representative Director and Chairman, Dai-ichi Apr. 2001: Director, Seven Bank, Ltd. Jul. 2004 - present: Counsel, Dai-ichi	0 share
6	Nobutake Sato (August 8, 1938)	Nov. 1964: Joined Ito-Yokado Co., Ltd. Apr. 1983: Executive Director, Ito-Yokado Co., Ltd. May 1985: Senior Executive Director, Ito-Yokado Co., Ltd. May 1993: Director and Vice President, Ito-Yokado Co., Ltd. Apr. 2001: Director, Seven Bank, Ltd. May 2003 - present: Director and Vice Chairman, Ito-Yokado Co., Ltd. [Positions at other companies] Chairperson and CEO, York Benimaru Co., Ltd. President and CEO, Robinson Hyakkaten K.K.	150 shares
7	Tadahiko Ujiie (May 22, 1945)	Apr. 1980: Joined Seven-Eleven Japan Co., Ltd. May 1990: Director and General Manager of Planning Section, Seven-Eleven Japan Co., Ltd. May 1995: Director, Chief of Planning Section and Manager of Financial Department, Seven-Eleven Japan Co., Ltd. May 1997: Executive Director, Chief of Planning Section and Manager of Financial Department, Seven-Eleven Japan Co., Ltd. May 2001: Senior Executive Director, Chief of Planning Section and Manager of Financial Department, Seven-Eleven Japan Co., Ltd. Apr. 2001: Director, Seven Bank, Ltd. Sep. 2005 - present: Director and CFO, Seven & i Holdings Co., Ltd. [Positions at other companies] President, SE Capital Corporation K.K.	150 shares
8	Isamu Hirai (February 26, 1951)	July 1978: Joined Seven-Eleven Japan Co., Ltd. Feb. 1992: General Manager, Finance Processing Division, Seven-Eleven Japan Co., Ltd. Feb. 2000: General Manager, Management Planning	160 shares

No. of candidate	Name (Date of birth)	Brief history and positions		Number of shares of the Company held
			Division, Seven-Eleven Japan Co., Ltd.	
		Apr. 2001	Director and General Manager of Planning Division, Seven Bank, Ltd.	
		May 2006 - present	Managing Executive Officer, Seven-Eleven Japan Co., Ltd.	

Note: 1. A candidate, Nobutake Sato, serves as the Chairman and CEO of York Benimaru Co., Ltd. and as the President and CEO of Robinson Hyakkaten K.K.. Agreements concerning ATM installment were entered into by and between the Company and York Benimaru Co., Ltd. and between the Company and Robinson Hyakkaten K.K..

2. A candidate, Tadahiko Ujiie, also serves as the President of SE Capital Corporation. Various agreements including lease agreements were entered into by and between the Company and SE Capital Corporation.

3. Takahide Sakurai, Nobutake Sato, and Tadahiko Ujiie are the candidates for the Outside Directors provided in Article 2, Item 15 of the Companies Act, and satisfy the requirements for the candidates for Outside Directors provided in Article 2, Paragraph 3, Item 7 of the Companies Act Enforcement Regulations.

4. The brief history of each candidate above is information as of the last day of May, 2006.

Proposal 4: Matters concerning election of four (4) Statutory Auditors

After Article 6 (Restriction on Transfer of Shares) of the existing Articles of Incorporation is omitted in accordance with Proposal 2, "Matter concerning the partial change to the Articles of Incorporation", the term of all four (4) Statutory Auditors will expire at the closing of this general meeting of shareholders pursuant to Article 336, Paragraph 4, Item 4 of the Companies Act, and accordingly they will retire from office. Therefore, the Company would like to request that its shareholders elect four (4) new Statutory Auditors on the condition of the approval and adoption of Proposal 2.
The submission of this Proposal has been approved by the Board of Statutory Auditors.

No. of Candidate	Name (Date of birth)	Brief History and positions		Number of shares of the Company held
1	Hideo Tanaka (February 3, 1938)	Apr. 1960	Joined the Shizuoka Bank, Ltd.	0 shares
		Jun. 1989	Director and Manager of Market Sales Division, the Shizuoka Bank, Ltd.	
		Jun. 1991	Executive Director, the Shizuoka Bank, Ltd.	
		Jun. 1997	Senior Executive Director, the Shizuoka Bank Ltd.	
		Oct. 1999	Counsel, Ito-Yokado Co., Ltd.	
		Apr. 2001 - present	Statutory Auditor, Seven Bank, Ltd.	

2	Masaharu Hino (January 9, 1936)	Apr. 1961 Appointed as a public prosecutor Feb. 1997 Superintendent public prosecutor, Nagoya High Public Prosecutors Office Jun. 1998 Commissioner, Financial Supervisory Agency Jul. 2000 Commissioner, Financial Services Agency Jan. 2001 Retired as Commissioner, assumed Counsel at Financial Services Agency (until June 2002) Feb. 2001 Registered as a lawyer Jun. 2005 - present Statutory Auditor, Seven Bank, Ltd.	0 shares

No. of Candidate	Name (Date of birth)	Brief History and positions	Number of shares of the Company held
3	Sachiko Kishimoto (March 9, 1958)	Apr. 1980 Join TOMEN Corporation Apr. 1988 Join STB Research Institute Co., Ltd. May 1999 The New School for Social Research (New York), Master's degree Jan. 2000 Director and Executive Secretary, Center for Public Resources Development (Specified Nonprofit Organization) Jun. 2005 - present Corporate Auditor, Seven Bank, Ltd.	0 shares
4	Masayuki Sato (July 9, 1952)	Nov. 1979 Join Seven-Eleven Japan Co., Ltd. Jan. 1999 General Manager, Sales System Division, Information System Department, Seven-Eleven Japan Co., Ltd. Dec. 2003 Deputy Manager, Information System Department, Seven-Eleven Japan Co., Ltd. May 2004 Managing Executive Officer and Manager of Information System Department, Seven-Eleven Japan Co., Ltd. Jun. 2005 Statutory Auditor, Seven Bank, Ltd. Jan. 2006 - present Executive Officer and CVS System Senior Officer of System Planning Department, Seven & i Holdings Co., Ltd.	20 shares

Note:
1. There is no special interest between any of the candidates for the Statutory Auditors above and the Company.
2. Hideo Tanaka, Masaharu Hino, Sachiko Kishimoto, and Masayuki Sato are the candidates for the Outside Statutory Auditors provided in Article 2, Item 16 of the Companies Act, and satisfy the requirements for Outside Statutory Auditors provided in Article 2, Paragraph 3, Item 8 of the Companies Act Enforcement Regulations.
3. The brief history of each candidate above is information as of the last day of May, 2006.

Proposal 5: Matters concerning acquisition of own shares

The Company, pursuant to the provisions of Article 156 of the Companies Act, would like to acquire a maximum of 54,000 shares of the common shares of the Company for a maximum total acquisition value of 5,940,000,000 yen from Ito-Yokado Co., Ltd. during the period between the closing date of this general meeting of shareholders and the closing of the next ordinary general meeting of shareholders.

In relation to this matter, pursuant to Article 160, Paragraph 3 of the Companies Act, if another shareholder additionally offers in writing to sell his/her holdings of the common shares of the Company by five (5) days prior to the date that the general meeting of shareholders commences, the Company would like to additionally acquire the shares from the shareholder concerned to the maximum number of shares and acquisition value stated above.

If the total number of shares offered for sale exceeds 54,000 shares due to any additional offers from other shareholders, the Company shall acquire, from each shareholder who offered to sell shares, the number of shares proportionate to the number of shares each shareholder offered to sell, up to the limit of 54,000 shares.

Also, upon these additional offers, the proxy forms submitted to the Company by the shareholders concerning the Proposal which indicated their approval of the initial proposal of the Company shall be deemed to agree with the proposal modified in accordance with the additional offers, and the proxy forms submitted to the Company by the shareholders concerning the Proposal which indicated their disapproval of the initial proposal of the Company shall be deemed to disagree with the proposal modified in accordance with the additional offers.

(For reference)

(Description of the Seller)

Corporate name:	Ito-Yokado Co., Ltd.
Location of head office:	8-8 Niban-cho, Chiyoda-ku, Tokyo
Established:	March 1, 2006 (The former company was established in April 1958.)
Business:	General merchandise store business
Representatives:	Toshifumi Suzuki, Chairman and CEO Sakae Isaka , President and CEO
Capital:	40,000,000,000 yen (as of March 2006)
Number of stores:	178 stores in Japan (as of the end of February 2006)
Number of employees:	11,047 (as of the end of February 2006)
Business profit:	1,493,600,000,000 yen (as of the fiscal term ended in February, 2006)

Note: On March 1, 2006, Ito-Yokado Co., Ltd. completed the spin-off of its superstore business by transferring this business to a newly established company (the current Ito-Yokado Co., Ltd.). Therefore, with regard to the number of stores, the number of employees and the business profit, the figures at the end of February 2006 or the term ended in February 2006 before the spin-off are provided above for reference.

Proposal 6: Matters concerning reduction of capital

In order to secure the mobility of the capital policies, pursuant to the provisions of Article 447 of the Companies Act, the Company would like to reduce its capital of 61,000,000,000 yen by 30,500,000,000 yen to 30,500,000,000 yen. The amount reduced, 30,500,000,000 yen, shall become the capital reserve. The reduction in capital shall become effective on September 1, 2006. This matter involves only the reduction in capital, and the reduced capital becomes the capital reserve; therefore, there is no increase or decrease in the number of issued shares of the Company or the number of shares held by shareholders.

This matter shall be subject to the approval of the Prime Minister.

(Schedule (provisional))

1. Date of resolution of the ordinary general meeting of shareholders: June 16, 2006

2. Notification of objection by creditors:	June 19, 2006
3. Final date for objection by creditors:	July 19, 2006
4. Application for approval by Financial Services Agency:	Late July 2006
5. Obtaining approval from Financial Services Agency:	Late August 2006 (assuming that the normal assessment takes one month.)
6. Effective date:	September 1, 2006

Proposal 7: Matters concerning revision of remunerations for the Directors and Statutory Auditors

The remuneration for the Directors of the Company is currently 130,000,000 yen or less annually and the remuneration for the Statutory Auditors of the Company is currently 55,000,000 yen or less annually after being approved at the meeting of incorporators held on April 2, 2001; however, the Company would like to revise the amount for the Directors 200,000,000 yen or less annually and the amount for the Statutory Auditors to not more than 70,000,000 yen annually.

This revision of the remuneration for the Directors is associated with the introduction of a new system of remuneration for the Directors that integrates bonuses granted after year-end settlements, and the revision of the remuneration for the Statutory Auditors is proposed in order to further enhance the governance structure and the auditing system.

The amount of remuneration for the Directors, as has been the case so far, does not include salaries in relation to service as an employee if the Director also serves as an employee.

Upon approval of Proposals 3 and 4, the Company will have eight (8) Directors and four (4) Statutory Auditors.

End

Duplicate copy of the Auditing Report by Independent Auditors

Auditing Report by Independent Auditors

May 18, 2006

To: Mr. Takashi Anzai
President
Seven Bank, Ltd.

ChuoAoyama Audit Corporation

Designated employee Managing Partner	Certified Public Accountant, Koji Kobayashi	seal
Designated employee Managing Partner	Certified Public Accountant, Kazuhiro Hara	seal
Designated employee Managing Partner	Certified Public Accountant, Koichi Tajima	seal

We, ChuoAoyama PricewaterhouseCoopers, pursuant to the provisions of Article 2, Paragraph 1 of the former "Law for Special Provisions for the Commercial Code Concerning Audits, etc. of Kabushiki-Kaisha", conducted an audit of the financial report (which includes a balance sheet, a profit-and-loss statement, business report (limited to the part concerning accounting), and proposed profit appropriation and report by-laws (limited to the part concerning accounting) of Seven Bank, Ltd. for the 5th fiscal year commencing on April 1, 2005 and ending on March 31, 2006. The parts concerning accounting in the business report and the report by-laws, which were subject to the audit, were the items stated in the business report and the report by-laws in accordance with the accounting record.

The management of the Company is responsible for the preparation of this financial report and the report by-laws, and our responsibility is to express our opinions on the financial report and the report by-laws from the viewpoint of independent auditors.

We conducted the audit pursuant to the audit standards, which are generally recognized as fair and appropriate in Japan. These audit standards required us to obtain a reasonable assurance as to whether there were any material false statements in the financial report or the report by-laws. The audit was conducted on a test basis and included examination of the statement of the financial report and the report by-laws as a whole, including assessment of the accounting policies introduced by management and the application methods thereof, as well as the evaluation performed by management. We believe that we have obtained reasonable grounds to express our opinions in regards to the findings of the audit.

As a result of the audit, we express our opinions as below:

(1) We certify that the balance sheet and the profit-and-loss statement state the assets and the profit and loss of the Company accurately, pursuant to the law and the Articles of Incorporation.

(2) We certify that the business reports (limited to the part concerning accounting) state the status of the Company accurately, pursuant to the law and the Articles of Incorporation.

(3) We certify that the proposed profit appropriation conforms to the provisions of the law and the Articles of Incorporation.

(4) There is no matter to be pointed out pursuant to the provisions of the former Commercial Code in regards to the report by-laws (limited to the part concerning accounting).

There is no interest between the Company and ChuoAoyama PricewaterhouseCoopers or its managing partners to be specified, pursuant to provisions of the Certified Public Accountant Law.

End

Duplicate copy of the Auditing Report of the Board of Statutory Auditors

Auditing Report

The Board of Statutory Auditors has prepared this Auditing Report through consultation of the report from each Statutory Auditor of the method and findings of the audit concerning the exercise of duties of the Directors for the 5th fiscal year commencing on April 1, 2005 and ending on March 31, 2006, and will report as follows:

1. Outline of the method of audit

Each Statutory Auditor, pursuant to the audit standards of the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policies and auditing plans for the fiscal year, attended the meetings of the Board of Directors and other important meetings, listened to the business reports from the Directors, browsed important approved documents and examined the status of the business and assets of the Company at the head office and other major offices. The Statutory Auditors also received reports and explanations from the accounting auditor and carried out a further examination of the financial report and the report by-laws.

With respect to competitive transactions of the Directors, transactions involving conflicts of interest between the Directors and the Company, free profit sharing conducted by the Company, and transactions with shareholders which were not conducted in the ordinary course of business, the Statutory Auditors investigated the status of such transactions by carrying out the method of audit stated above and requesting the Directors to provide reports where necessary.

2. Findings of the audit

(1) The Board of Statutory Auditors certifies that the methods and findings of the audit conducted by the accounting auditor, ChuoAoyama PricewaterhouseCoopers, were appropriate.

(2) The Board of Statutory Auditors certifies that the business reports state the status of the Company accurately pursuant to the law and the Articles of Incorporation.

(3) There was no matter to be pointed out in the proposal concerning profit appropriation in light of the status of assets of the Company and other circumstances.

(4) The report by-laws state accurately all the items, which should be included, and there was no matter to be pointed out.

(5) There was no wrongful act regarding the exercise of duties by the Directors, or any material fact breaching the law or the Articles of Incorporation.

Also, there was no breach of duty by the Directors with respect to competitive transactions by the Directors, transactions of conflicting interest between the Directors and the Company, free profit sharing conducted by the Company, or transactions with shareholders, which were not conducted in the ordinary course of business.

May 25, 2006

The Board of Statutory Auditors, Seven Bank, Ltd.

Duplicate copy of the Auditing Report of the Board of Statutory Auditors

Statutory Auditor, Hideo Tanaka seal

Statutory Auditor, Masaharu Hino seal

Statutory Auditor, Sachiko Kishimoto seal

Statutory Auditor, Masayuki Sato seal

Note: All of the Statutory Auditors and the Statutory Auditors are Outside Statutory Auditors as provided in Article 18, Paragraph 1 of the former "Law for Special Provisions for the Commercial Code Concerning Audits, etc. of Kabushiki-Kaisha".

(Attachment to notice of convocation of the 5th annual general meeting of shareholders)

Financial Report for the 5th Fiscal Year

From: April 1, 2005
To: March 31, 2006

Business Report
Balance Sheet
Profit-and-loss Statement
Proposed Profit Appropriation

Seven Bank, Ltd.

Balance Sheet

Balance Sheet at the end of the fifth fiscal term (as of March 31, 2006)

(in million yen)

Accounts	Amounts	Accounts	Amounts
Assets		Liabilities	
Cash and due from banks	253,117	Deposits	181,770
Cash	222,528	Ordinary deposits	177,981
Due from banks	30,589	Fixed deposits	3,723
Securities	53,571	Other deposits	65
Japanese government bonds	47,568	Negotiable certificates of deposits	15,110
Government-guaranteed bond	6,002	Borrowed money	65,000
Other assets	52,846	Bonds	15,000
Prepaid expenses	206	Other liabilities	17,100
Prepaid pension expenses	68	Accrued income tax	4,006
Accrued revenue	5,706	Accrued expenses	3,125
Derivatives	121	Unearned income	26
Temporary payment through ATM	35,127	Temporary receipt through ATM	8,833
Software	10,295	Other liabilities	1,108
Software in progress	858	Reserve for bonuses	148
Other assets	461	Reserve for director retirement	128
Premises and equipment	928	Total liabilities	29,457
Land, Buildings, and Movables	579		
Guaranty Deposits	349	(Shareholder's equity)	
Deferred tax assets	920	Capital stock	61,000
Reserve for loan losses	(45)	Surplus	6,089
		Inappropriate retained loss	6,089
		Net income	10,590
		Evaluation difference of other securities	(8)
		Total shareholder's equity	67,080
Assets total	361,338	Total of liabilities and shareholder's equity	361,338

(Note)

1. Amounts of less than one million yen have been rounded down.
2. Assessment of securities are stated at fair market value based on the market value method (cost of securities sold is computed by the moving average method) as of the closing date. In addition, the related appraised difference is processed based on the direct entry in the capital account.
3. Assessment of derivatives is computed based on the market value method.
4. Premises and equipment (buildings, except for building attachments, are depreciated by the straight-line method) are depreciated by the declining balance method. Respective lifetimes are as

follows:

Buildings	For 6 to18 years
Movables	For 3 to 20 years

5. Software for internal use is amortized by the straight-line method over the expected available period within five years.

6. Reserve for loan losses are reserved as follows, pursuant to the prescribed standard for amortization and reserve. Claimable assets corresponding to normal assets and assets requiring caution, provided in "Standard Principle of Internal Control Review on Self-evaluation for Assets that Banks and Other Financial Institutions Own and of Audit for Amortization of Loan Loss and Reserve for Loan Losses"(4th report of Audit Special Committee of the Japanese Institute of Certified Public Accountants) are classified into specific types and reserves based on anticipated loss ratio, etc. As for claimable assets corresponding to potentially bankrupt debtors, the estimated amount of the disposal of collateral and estimated collection amount from the guarantee are deducted from the amount of claimable assets, and the actual amount needed out of the remaining loan is reserved. As for claimable assets corresponding to bankrupt assets and effectively bankrupt assets, the estimated amount of the disposal of collateral and estimated collection amount from the guarantee are deducted from the amount of claimable assets and the remaining loan is reserved.
As for all claimable assets, the Risk Management Office, which is independent of sales related divisions, implements asset assessments based on self assessment standards for assets in conjunction with the sales related divisions, and reserve loan losses are computed based on the assessment results. The inspection division, which is independent of all other divisions, carries out the audit of the assessment results.

7. To provide for payment of bonuses to employees, the reserve for bonuses is calculated based on the expected actual payment of bonuses for the current fiscal year.

8. To provide for the employees' retirement benefits, the reserve for retirement benefits is allotted based on the projected retirement benefit obligations and related pension assets at the current fiscal year end. As for the current fiscal term, since the projected pension assets exceed the projected retirement benefit obligations adjusted with unamortized prior service cost and unrecognized gain and loss, the exceeded amount is recorded in prepaid pension expenses. Prior service cost and unrecognized gain and loss expenses are computed in the following ways:

Prior service cost: The amount divided by the straight-line method based on specified years (10 years) within the average remaining service years of the employee is recorded as a loss in the current fiscal year.

Unrecognized gain and loss: The amount divided by the straight-line method based on specified years (10 years) within the average remaining service years of the employee is recorded as a loss from the following term.

9. To provide benefits for directors, the reserve for director retirement is recorded in the actual amount needed at the current fiscal year end based on the company's internal regulations.
10. Finance lease transactions are calculated based on ordinary lease transactions when the leases do not transfer ownership of the property to the lessee by the end of the lease term.
11. Special arrangements for interest swaps are applied as a part of the assets and liabilities. In order to hedge against rate fluctuations of floating interest, the company determines each hedged item and specifies the interest rate swap transaction as a hedging instrument.
12. Accounting processing of consumption taxes and local consumption taxes were made according to the tax-exclusion method.
13. Accumulated depreciation of premises and equipment: 401 million yen.
14. Automatic teller machines, electronic computers and other peripheral equipment, and other office equipment parts, etc., as well as premises and equipment recorded in the balance sheet are being used under the lease contract.
15. 53,571 million yen in securities have been deposited as collateral to money transfer transactions and overdraft transactions with the Bank of Japan.
16. Net assets per share is 54,984.18 yen.
17. Matters concerning the fair market price of securities and appraised differences are as follows:

Marketable securities classified as other securities (in million yen)

		Balance Sheet			
	Acquisition cost	Amount recorded	Appraised difference	Gains	Losses
Bonds	53,585	53,571	(14)	3	18
Japanese government bonds	47,587	47,568	(18)	-	18
Government guaranteed bonds	5,998	6,002	3	3	-
Total	53,585	53,571	(14)	3	18

8 million yen that was added up with five million yen of differed tax assets to the appraised difference stated above is included in "Net unrealized gain on available-for-sale securities."

18. As for securities with date of maturity in "Other securities", the expected amount of redemption for each period is as follows:

(in million yen)

	Within a year	Between 1 year and 5 years	Between 5 years and 10 years	Over 10 years
Bond	53,571	-	-	-
Japanese government bonds	47,568	-	-	-
Government guaranteed bonds	6,002	-	-	
Total	53,571	-	-	-

19. The company has adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment Loss on Fixed Assets"(Business Accounting Council; August 9, 2002)) and "Implementation Guidance on Accounting Standard for Impairment Loss on Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6; October 31, 2003) since the current fiscal term. It has no effect on income before income taxes.

20. 35,127 million yen of "Advance payment through ATM " and 8,833 million yen of "Temporary receipt through ATM " were respectively listed in "Advance payment" and "Advance receipt" in past years. However, the items have been listed separately starting from the current fiscal period because our company's business has gotten off the ground and become more stable after its initial formation period. Due to this change, advance receipt payments and advance receipts other than ones stated above have been included in "Other assets" and "Other expenses" respectively. For that reason, "Other assets" and "Other expenses" increased to 51 million yen and 20 million yen respectively.

Income Statement

Income statement for the fifth fiscal term (from April 1, 2005 to March 31, 2006)

(in million yen)

Item	Amount	
Ordinary income		64,612
Interest income	78	
Interest and dividends on securities	78	
Interest on due from banks	0	
Fees and commissions	63,973	
Fees and commissions on exchanges	293	
Fees and commissions on ATMs	61,957	
Others	1,722	
Other operating income	444	
Profit from financial derivative transactions	444	
Other ordinary income	116	
Others	116	
Ordinary expenses		45,203
Funding expenses	634	
Interest on deposits	45	
Interest on negotiable certificates of deposit	16	
Interest on call money	2	
Interest on borrowed money	438	
Interest on corporation bonds	132	
Fees and commissions	4,845	
Fees and commissions on exchanges	108	
Fees and commissions on ATM installation	4,556	
Fees and commissions on ATMs	134	
Other fees and commissions	47	
Other business expenses	68	
Losses on bonds (Japanese government bonds).	68	
General and administrative expenses	39,565	
Other operating expenses	88	
Others	88	
Ordinary profit		19,409
Extraordinary gains		15
Reversal of doubtful account allowance	15	
Extraordinary losses		2,823
Losses on disposal of premises and equipment	47	
Losses on disposal of software	1,702	
Others	1,072	
Income before income taxes		16,601
Income taxes-current		3,870
Income taxes-deferred		2,141
Net income		10,590
Loss brought forward		4,501

Un-appropriated income		6,089

(Note)

1. Amounts of less than one million yen have been rounded down.
2. Earnings per share: 8,680.89 yen.
3. There is no residual security.
4. Breakdown of "Other extraordinary loss" includes expenses of 633 million yen for change in trade name, expenses of 251 million yen related to cancellation of the lease contract and additional expenses of 187 million yen for the cancellation of support contracts for banking businesses.

Operating statement for the fifth fiscal term
(From April 1 2005 to March 31, 2006)

1. Summary of business

(1) Progress and achievement of business

Economic and financial environment

Our country's economy has been steadily improving, through the continued expansion of business investments as well as the maintenance of high standards for exports. In addition, personal consumption has been on an upward trend, while overall income for employees continues to make a mild recovery, reflecting improved employment and salary levels. Amidst this situation, corporate earnings have maintained increases both in sales and profit, and business sentiment remains at a significantly high level.

Regarding monetary policies, the quantitative easing policy has lifted and Japan's economy is gradually returning to normal.

Under these circumstances, aspects of business management in the banking industry have drastically changed in the current fiscal year, including the expansion of the determined move, mainly among major banks, to hasten the repayment of public money. In addition, changes with a major impact on the management strategy of commercial financial institutions such as postal service privatization, reform of policy-based finance, and other attempts have been seen during the fiscal year.

On the other hand, due to the issue of rising crime rates relating to fake or stolen cash cards and Internet crimes, the so-called Depositor Protection Act went into effect for individual customers in January of this year. Quick and adequate response to such highly developed financial crimes and further reinforcement of security has become a social requirement. Furthermore, the installation of ATMs in conjunction with other financial institutions, which customers are able to use free of charge, has been boosted.

Progress and achievement of our business in the current fiscal year

(1) Status of ATM operation

The company has entered into tie-up agreements with ShinGinko Tokyo, Limited, The Miyazaki Bank Ltd., The Japan Net Bank, Limited, and The Nagano Bank, Ltd. in April, 2005, The Saikyo Bank, Ltd. and The Keiyo Bank, Ltd. in May, 2005, The Miyazaki Taiyo Bank, Ltd. in June, 2005, The Bank of Saga, Ltd. and The Saga Kyoei Bank, Ltd. in November, 2005, The Hyakugo Bank, Ltd. in December, 2005, The Minato Bank, Ltd. and The Yamanashi Chuo Bank, Ltd. in January, 2006, and The 77 Bank, Ltd. and The Taiko Bank, Ltd. in March, 2006; with these, more customers can use our company's ATMs.

In addition, we have aggressively promoted ATM partnership with financial institutions such as credit associations, credit unions, securities companies, life insurance companies, credit card companies, consumer credit firms, and consumer loan companies as well as banks, including partnering with JA Bank and JF Marine Bank in November, 2005.

As a result, the number of partnering companies increased to 44, including 13 banks [Note 1], 14 credit associations, five credit unions, JA Bank [Note 2], JF Marine Bank [Note 2], three securities companies, one life insurance company, and six other financial institutions [Note 3], totaling 513 at the end of March, 2006.

With these expansions in partnership, Seven Bank has launched ATM services in Miyazaki in April, 2005, in Yamanashi in August, 2005, in Gifu and Saga in November, 2005, in Mie in February, 2006, and in Miyagi in March, 2006, in order to open new markets.

Consequently, ATMs have been installed in 30 prefectures, including Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaraki, Hiroshima, Fukushima, Niigata, Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie, and Miyagi (by date of installation) at the end of March, 2006.

With this effort, the number of ATMs installed increased by 1,503, from 9,981 at the year ending in March, 2005, to 11,484 in total at the end of March, 2006. Also, the use of ATMs has increased faster than predicted, reaching usage of 342 million in total, while the average usage of ATMs per day became 88.

[Note 1] Our company has newly partnered with 14 "Banks"; however, the increased number of partners is 13 since "UFJ Bank Limited" and "Bank of Tokyo-Mitsubishi" who partnered with our company were merged to form " The Bank of Tokyo-Mitsubishi UFJ, Ltd." on January 1, 2006.

[Note 2] "JA Bank" and "JA Marine Bank" are separately counted due to their types of operation.

[Note 3] Our bank has newly partnered with seven "Other financial institutions"; however, the increased number of partners is six since "UC Card Co., Ltd." and "Credit Saison Co., Ltd." who partnered with our company were merged on January 1, 2006.

(2) Status of financial service business

Our company offers services, such as ordinary deposit, fixed deposit, and others, mainly to individual customers. The number of accounts reached 349 thousand, and the bank balance reached 180.3 billion yen at the end of March, 2006. Of these, the number of individual customer accounts is 331 thousand, and the bank balance is 52 billion yen. These figures show the steady growth of both the number of accounts and the bank balances of the individual customers whom our company mainly targets. In addition, our company started to

offer a fixed deposit service to individual customers on March 20, 2006, and the balance reached 2.3 billion at the end of March.

Also, the number of manned "*Everyone's Bank Teller Window*" sub-branches, the first of which opened in an Ito-Yokado in April, 2005 as the flagship shop, has increased to five (Soga, Yachiyo, Kawaguchi, Kasai, Kameari) at the end of March, 2006. We launched Sumitomo Mitsui Banking Corporation's banking service as an agent at the Kawaguchi sub-branch of Ito-Yokado on March 2, 2006.

(3) Operating results for the current fiscal year

The breakdown of our operating results for the fiscal year ending in March, 2006, our fifth fiscal term, was that ordinary income is 64,612 million yen, ordinary profit is 19,409 million yen, and net income is 10, 590 million yen. As a result, the 4,501 million in loss brought forward from the previous term was cleared away, and 6,089 million in earned surplus has been recorded for the first time since the company's foundation.

Ordinary income and ordinary profit increased due to the steady performance of ATM usage, through expanding the number of partners, increasing the number of ATM installed, and proactively conducting promotional campaigns. Although ordinary income and ordinary profit increased, net income decreased. This occurred because of the extraordinary expense of 3,870 million yen arisen out of the migration of the newly-established bank ledger related system, and additional corporation, resident and enterprise taxes are recorded in the current fiscal year, although 910 million yen of income tax adjustment related to loss carried forward was allotted in the net income for the previous fiscal year.

(4) Status of capital

As of the end of March, 2006, capital stock is 61 billion yen, and the number of shares issued is 1,220,000 shares (all of which are common shares).

(5) Others

In order to prepare for the stable raising of necessary funds for operations (mainly cash prepared for ATMs) and rising interest rates in the future, our company conducted fundraising of 25 billion yen with a long-term fixed interest rate (including the fundraising fixed fluctuating fund with interest swap) in the current fiscal year.

Challenges to be addressed

Our company will improve our business base in ATM operation and the financial service business.

Regarding ATM operation, we are planning to complete the installation of ATMs in areas where Seven-Eleven stores have already been opened. Also, even if ATMs have been previously installed in areas we have already entered into, we intend to install multiple ATMs, mainly at locations which are frequently used. Moreover, we will promote partnering with regional financial institutions as in past years in order to allow more customers to use our company's ATMs.

As for the financial service business, we will focus on customer convenience by expanding commodities dealt at manned branches as well as starting to offer services such as loans for individual customers who have accounts with our bank.

(2) Changes in operating results

(in hundred million yen)

		Fiscal year 2001	Fiscal year 2002	Fiscal year 2003	Fiscal year 2004	Fiscal year 2005
Deposit		354	759	1,224	1,247	1,817
	Time and savings deposits					37
	Others	354	759	1,224	1,247	1,780
Loans & bills discounted		-	-	-	-	-
	For individual customers	-	-	-	-	-
	For small and mid-sized enterprises	-	-	-	-	-
	Others	-	-	-	-	-
Securities		166	226			
	Government bonds	166	105	99	199	475
	Others	-	120	120	60	60
Total assets		1,274	1,599	2,596	3,133	3,613
Domestic money transfer transactions		1,785	3,597	4,417	7,317	11,024
Foreign exchange transactions		(in million dollar) -	(in million dollar) -	(in million dollar) -	(in million dollar) -	(in million dollar) -
Ordinary earnings		(in million yen) (12,168)	(in million yen) (8,173)	(in million yen) 3,035	(in million yen) 10,075	(in million yen) 19,409
Net income		(in million yen) (12,181)	(in million yen) (8,191)	(in million yen) 5,027	(in million yen) 10,843	(in million yen) 10,590
Earnings per share		(22,552.26)	(6,714.32)	4120.83	8,888.51	8,680.89

Note: 1 Amounts of less than the unit of each item have been rounded down.

2. Earnings per share was computed by dividing net income by average number of shares issued during the period.

2. Current status of our company

(1) Change in capital stock

(in million yen)

	At end of current fiscal year (FY)	At end of previous FY
Capital stock	61,000	61,000

Note: Amounts of less than one million yen have been rounded down.

(2) Stock information

a. Number of shares Total number of shares to be issued 1,616,000

Total number of shares issued 1,220,000

b. Number of stockholders at the end of the current fiscal year 68

c. Main stockholders

	Investment in our company		Our company's investment in main stockholders	
	Number of shares held	Shareholding ratio	Number of shares held	Shareholding ratio
	(in thousand)	(%)	(in thousand)	(%)
Ito-Yokado Co., Ltd.	306	25.11	-	-
Seven-Eleven Japan Co., Ltd	303	24.88	-	-
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60	4.91	-	-
York-Benimaru, Co, Ltd.	55	4.52	-	-
LifeFoods Co., Ltd	30	2.54	-	-
Resona Bank, Limited	30	2.54	-	-
Sumitomo Mitsui Banking Corporation	30	2.54	-	-
The Daiichi Mutual Life Insurance Company	30	2.54	-	-
Hitachi, Ltd.	20	1.63	-	-
NEC Corporation	20	1.63	-	-
Nomura Research Institute, Ltd.	20	1.63	-	-
Nippon Life Insurance Company	20	1.63	-	-
Meiji Yasuda Life Insurance Company	20	1.63	-	-
Mitsui Sumitomo Insurance Company, Limited	20	1.63	-	-
Nomura Holdings, Inc.	20	1.63	-	-
Nikko Cordial Corporation	20	1.63	-	-

1. As for the number of shares held, figures of less than one thousand have been rounded down.

2. As for shareholding ratio, figures after three decimal places have been rounded down.

(3) Employee Information

	At the end of the current FY	At the end of the previous FY
Number of employees	206	174
Average age	43 years and six months	44 years and one month
Average service years	One year and eight months	Two years and zero month
Average salary paid per month	425,000 yen	458,000 yen

Note 1: For average age and average service years, figures of less than one unit (i.e., one year) have been rounded down. For average salary paid per month, figures have been rounded to down to the nearest one thousandth.
2. Short-term contract employees and temporary staff are not included in the number of employees.
3. Average salary per month indicates the average salary except bonuses paid in March.

(4) Branch information

a. Change in the number of branches

	At the end of the current fiscal year		At the end of the previous fiscal year	
	Branch	(Sub-branch)	Branch	(Sub-branch)
Main and branch	23	(5)	18	(0)
Total	23	(5)	18	(0)

Note: In addition to the branches above, 11,305 (9,845 at the end of the previous fiscal year) automated teller machines have been installed at outside branches at the end of the current fiscal year.

b. Newly established branches in the current fiscal year

Name of sub-branch	Location
Ito-Yokado, Soga sub-branch of Seven Bank	7-20, Kawasakicho, tyuo-ku, Chiba City, Chiba
Ito-Yokado, Yachiyodai sub-branch of Seven Bank	4001-4, Murakami, Yachiyo City, Chiba
Ito-Yokado, Kawaguchi sub-branch of Seven Bank	1-79, Namikimotomachi, Kawaguchi City, Saitama
Ito-Yokado, Kasai sub-branch of Seven Bank	9-3-3, Higashikasai, Edogawa-ku, Tokyo
Ito-Yokado, Kameari sub-branch of Seven Bank	3-49-3, Kameari, Katsushika-ku, Tokyo

Note: In addition to branches stated above, 1,823 automated teller machines have been installed in the current fiscal year.

(5) Important subsidiaries, etc.

Our company doesn't have any subsidiaries.

Information on important business partnerships

1. Our company has partnered with 62 Banks (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Resona Bank, Limited, Saitama Resona Bank, Limited, Sumitomo Mitsui Banking Corporation, The Shizuoka Bank, Ltd., The Bank of Yokohama, Ltd., The Chiba Bank, Ltd., The Ashikaga Bank, Ltd., The Bank of Kyoto, Ltd., Suruga Bank Ltd., The Hachijuni Bank, Ltd., The Shiga Bank, Ltd., Fukuoka Bank, Shinsei Bank, Limited., The Musashino Bank, Ltd., The Joyo Bank, Ltd., The Bank of Nagoya, Ltd., The Juroku Bank, Ltd., Hiroshima Bank, Ltd, eBank Corporation, The Shimizu Bank, Ltd., The Toho Bank, Ltd., Hokuetsu Bank, Higo Bank, The Tokyo Tomin Bank, Limited, Yamagata Bank, The Shokusan Bank, Ltd., Yamagata Shiawase Bank, Ltd., The Fukushima Bank, Ltd., North Pacific Bank, LTD., The Kanto Tsukuba Bank, Limited., Yamaguchi Bank, Ltd., Biwako Bank, Ltd.、 The Ibaraki Bank, LTD, The Gunma Bank, Ltd., The Kinki Osaka Bank, Limited., The Tokyo Star Bank, Limited, The Tochigi Bank, Ltd., The Shizuoka Chuo Bank, Ltd., The Shinwa Bank, Ltd., The Chugoku Bank, LTD., The Hachijuni Bank, Ltd., Citibank, The Sapporo Bank, Ltd., The Chiba Kogyo Bank, Ltd., The Kumamoto Family Bank, Ltd., Tomato Bank, Ltd., The Daishi Bank, Ltd., ShinGinko Tokyo, Limited, The Miyazaki Bank Ltd., The Nagano Bank, Ltd., The Saikyo Bank, Ltd., The Keiyo Bank, Ltd., The Miyazaki Taiyo Bank, Ltd., The Bank of Saga, Ltd., The Saga Kyoei Bank, Ltd., The Hyakugo Bank, Ltd., The Minato Bank, Ltd., The Yamanashi Chuo Bank, Ltd., The 77 Bank, Ltd., The Taiko Bank, Ltd., The Japan Net Bank, Limited), and conducts business operations though our branches as a cooperative ATM network with each bank.

2. Our company has partnered with six major banks (Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Resona Bank, Limited, Saitama Resona Bank, Limited.) and offers the Bank Cash Service (abbr. BANCS) by using the on-line automated teller machine network cooperatively with the banks stated above. As for these members of BANCS who have also partnered with our company as stated in 1. above, if an overlapping operation arises, we conduct operations with priority to an agreement related to 1. above.

3. Our company has partnered with Japan Post, 255 credit associations, 122 credit unions, 13 labor credit associations, JA Bank, JF Bank[Note 1], five securities companies (Nomura Securities Co., Ltd., Nikko Cordial Securities Inc., E*TRADE FINANCIAL Corporation, Monex, Inc., Toyo Securities Co., Ltd.), six life insurance companies (The

Dai-ichi Mutual Life Insurance Company, Sumitomo Life, Taiyo Life Insurance Company, Mitsui Life, Nippon Life, Fukoku Mutual Life Insurance Company), and 47 other financial institutions[Note:2], and offers services such as deposit and withdrawal of cash and balance inquiry for each institution through our ATM network. (Services offered depend on partners.)

[Note:1] JA Bank and JF Bank are separately counted due to their types of operation.

[Note:2] "Other financial institutions" indicates credit card companies, consumer credit firms, consumer loan companies, etc.

3. Directors and Auditors

(As of the end of the fiscal year)

Title	Name	Responsibility or principal occupation
President	Takashi Anzai	
Managing Director	Masatoshi Wakasugi	General Manager of Risk Management Office
Director	Toshiaki Ikeda	General Manager of System Development Division
Director	Isamu Hirai	General Manager of Planning Division
Director	Kensuke Futagoishi	General Manager of Business Promotion Division
Director	Takahide Sakurai	(Part-time) Advisor to the The Dai-ichi Mutual Life Insurance Company
Director	Nobutake Sato	(Part-time) Executive Vice President and Director
Director	Tadahiko Ujiie	(Part-time) CFO of Seven & i Holdings Co., Ltd.
Statutory Auditor	Hideo Tanaka	
Statutory Auditor	Masaharu Hino	Lawyer
Statutory Auditor	Sachiko Kishimoto	Executive director of the Center for Public Resources Development
Statutory Auditor	Masayuki Sato	CFO of Seven & i Holdings Co., Ltd. Executive Senior Officer of CVS System, System Planning Office

Note 1: Masashi Suzuki resigned (deceased) as a Director in May, 2005.

Isao Okamura and Eisuke Ito resigned as Statutory Auditors in June, 2005.

Note 2: Takahide Sakurai, Nobutake Sato, and Tadahiko Ujiie are outside directors, specified in 7-2, the second provision of Article 188 of the former Commercial Law.

Note 3: All the Full-time Auditors and Statutory Auditors are outside auditors, specified in the first provision of Article 18 "The Law For Special Exceptions to Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha".

Proposal concerning profit appropriation

Proposed profit appropriation for the 5th fiscal year

(in yen)

Item	Amount
Unappropriated profit in this year	6,089,255,797
Profit carried forward to next year	6,089,255,797

Exhibit B-3

Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2008

(Unconsolidated)

February 1, 2008

Company Name: Seven Bank Ltd. URL: http://www.sevenbank.co.jp/

Company representative: Takashi Anzai, President

For Inquires: Kensuke Futagoishi, Director, Managing Excective Officer and General Manager of Plannin Devision

Phone: 03-3211-3041

(All amounts have been rounded down to the nearest million yen and whole number)

1. Financial Results in Q3 of Fiscal 2007 (From April 1, 2007 to December 31 2007)

(1) The Results of Operation (%: Changes from the corresponding quarter of the previous year)

	Ordinary Income		Ordinary Profit		Quarterly Net Income	
	million Yen	%	million Yen	%	million Yen	%
FY 2007 Q3	62,604	10.5	18,658	(4.2)	10,312	(7.0)
FY 2006 Q3	56,610	19.1	19,491	35.0	11,090	28.9
FY 2006	75,427	-	25,021	-	12,667	-

	Quarterly Net Income per Share	Quarterly Net Income per Share (diluted)
	Yen	Yen
FY 2007 Q3	8,840.28	-
FY 2006 Q3	9,365.25	-
FY 2006	10,736.56	-

(2) Financial Condition

	Total Assets	Total Net Assets	Own Capital Ratio (Note)	Total Net Assets per Share
	million Yen	million Yen	%	Yen
FY 2007 Q3	653,437	78,374	11.9	67,178.95
FY 2006 Q3	564,629	72,274	12.8	61,966.50
FY 2006	532,757	73,849	13.8	63,317.15

(Note) "Own Capital Ratio" is calculated by dividing the Total Net Assets for the end of period by the Total Assets for the end of period.

(2) Cash Flow Condition

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	million Yen	million Yen	million Yen	million Yen
FY 2007 Q3	103,153	(11,087)	(5,792)	341,030
FY 2006 Q3	44,577	(21,868)	(5,895)	269,930
FY 2006	39,750	(32,215)	(5,895)	254,757

2. Cash Dividends for Shareholders

	Cash Dividends per Share		
(Reference date)	End of interim period	End of period	Annual
	Yen	Yen	Yen
FY 2006	-	5,000.00	5,000.00
FY 2007	-		4,100.00
FY 2007 (Estimate)		4,100.00	

3. Earnings Estimate for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

(Reference) The earning estimate for Fiscal 2007 announced in January 22, 2008 has not been reviewed.

(%: Changes from the corresponding quarter of the previous year)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
	million Yen	%	million Yen	%	million Yen	%	Yen
Full year	83,400	10.5	23,300	(6.8)	13,100	3.4	10,737.70

(Note) Net Income per Share is calculated based on estimated period-end Outstanding Shares including disposition of treasury stocks.

4. Others

(1) Adopted the simplified accounting method [Yes/No]: No

(2) Changes in accounting principles since the most recent fiscal year [Yes/No]: No

(3) Auditing by audit firms [Yes/No]: No

* Explanation of appropriate use of financial results and other special matters

The Earnings Estimate described in this document has been made by our Company's judgment based on the information available at the time of such judgment. Actual performance may vary from estimated figures hereafter according to various factors in the future.

Financial Results for the Third Quarter (From October 1, 2007 to December 31, 2007)

[ATM Service]

We achieved tie-ups with eighteen banks, etc., as a result, the total number of affiliated financial institutions was 554 companies(Note1) as of end of December 2007. In addition, Seven Bank ATMs were installed at the nationwide offices of Nomura Securities Co., Ltd. who collectively manages our ATM operations, thereby the number of areas where ATMs are placed was 47 prefectures as of the end of December, and the number of installed ATMs was 12,837 units.

Regarding the second-generation ATMs, approximately 1,100 ATMs were newly installed; thereby the total number was approximately 9,600 units.

(Note1) JA Bank and JF Marine Bank are treated as one separate segment of industry.

[Seven Bank Account]

As of the end of December, the number of accounts for individual customers was 548 thousand accounts (+29 thousand accounts compared with the end of September) with a deposit balance of 90.5 billion yen (+8.9 billion yen on the same base). The deposit balance for ordinary deposit and time deposit was 67.1 billion yen (+6.2 billion yen on the same base) and 23.3 billion yen (+2.7 billion yen on the same base) respectively.

Main Topics

(1) Launch of charge service for electronic money, "nanaco" at all second-generation ATMs

Charge service for electronic money, "nanaco" has started at all second-generation ATMs on October 1, 2007. All ATMs are scheduled to be replaced with second generation ATMs by the end of September, 2008.

(2) New manned branch opened at Ito-Yokado Ario-Nishi-Arai branch

On November 9, 2007, the sixth manned branch (called "Everyone's Bank Teller Window") was opened at Ito-Yokado Ario-Nishi-Arai branch.

(3) Start of ATM service for the visually impaired

At all ATMs, we started voice guidance transaction for the visually impaired customers by intercom (telephone) installed at ATM from November 26, 2007. We will extend this service to the customers of about 90 of our tie-up banks(Note2) from February 12, 2008 and to the customers of tie-up Shinkin banks, credit unions, labor banks, JA Banks, JF Marine Banks, and securities firms in spring of 2008.

(Note2) Japan Post Bank, Ltd. is excluded.

(4) Start of ATM service at New Chitose Airport and Rusutsu Resort

We started our ATM service at New Chitose Airport which is an air gateway for Hokkaido on December 14, 2007, and Rusutsu Resort which has been determined as an International Media Center for Hokkaido Toyako Summit Conference on December 15, 2007.

Financial Statement (Summary)

(1) Unconsolidated Balance Sheet (Summary)

Million Yen

Title of Account	Fiscal 2006 Q3 (A)	Fiscal 2007 Q3 (B)	Change (B)-(A)	(Reference) Fiscal 2006
Assets				
Cash and due from banks	269,930	341,030	71,100	254,757
Call loan	74,500	-	(74,500)	94,500
Securities	64,620	64,754	133	78,338
Prepaid pension cost	75	109	33	84
Accrued income	7,215	7,949	733	6,562
ATM-related temporary payments	127,512	206,410	78,897	72,783
Other assets	812	1,095	282	954
Tangible fixed assets	6,908	16,071	9,162	9,024
Intangible fixed assets	12,257	14,839	2,581	13,677
Deferred tax assets	879	1,297	417	2,145
Allowance for credit losses	(84)	(120)	(36)	(70)
Total assets	564,629	653,437	88,807	532,757
Liabilities				
Deposits	246,397	249,159	2,762	187,836
Negotiable certificates of deposits	68,360	70,590	2,230	87,300
Call money	-	45,000	45,000	-
Borrowed money	65,000	75,100	10,100	65,000
Bonds	75,000	75,000	-	75,000
ATM-related temporary advances	27,020	51,225	24,204	19,155
Other liabilities	10,291	6,883	(3,407)	21,785
Reserve for bonuses	64	69	4	199
Reserve for retirement benefits for directors and statutory auditors	220	257	36	231
Reserve for loss on cancellation of leases	-	1,777	1,777	2,310
Reserve for relocation loss	-	-	-	87
Total liabilities	492,355	575,062	82,707	458,907
Net Assets				
Common stocks	30,500	30,500	-	30,500
Capital surplus	30,505	30,512	6	30,505
Retained earnings	17,180	23,237	6,056	18,756
Treasury stock, at cost	(5,901)	(5,868)	33	(5,901)
Total shareholder's equity	72,284	78,380	6,096	73,861
Other unrealized gains on securities	(10)	(6)	3	(11)
Unrealized gains or losses and translation differences, etc	(10)	(6)	3	(11)
Total net assets	72,274	78,374	6,099	73,849
Total liabilities and net assets	564,629	653,437	88,807	532,757

(Note) Amounts less than one million yen are rounded down.

(2) Unconsolidated Statements of Income (Summary)

Million Yen

Account	Fiscal 2006 Q3 (A)	Fiscal 2007 Q3 (B)	Change (B)−(A)	(Reference) Fiscal 2006
Ordinary income	56,610	62,604	5,993	75,427
Interest income	225	704	478	422
Of which Interest & dividends on securities	191	385	193	284
Fees and commissions income	56,299	61,694	5,395	74,875
Of which ATM-related fee income	54,919	60,148	5,228	73,124
Other operating income	-	5	5	-
Other ordinary income	85	199	114	129
Ordinary expenses	37,119	43,945	6,825	50,405
Interest expenses	931	2,073	1,141	1,534
Of which Interest on deposits	146	314	168	224
Fees and commissions expenses	4,668	6,206	1,538	6,491
Of which ATM placement fee expenses	4,418	5,822	1,403	6,150
Of which ATM-related fee expenses	116	217	100	158
Other operating expenses	585	102	(483)	653
General and administrative expenses	30,798	35,424	4,625	41,574
Other ordinary expenses	135	138	3	151
Ordinary profit	19,491	18,658	(832)	25,021
Extraordinary losses	1,134	1,245	111	4,012
Quarterly income before income tax	18,357	17,413	(944)	21,009
Current income taxes	7,224	6,256	(968)	9,564
Deferred income taxes	41	844	803	(1,223)
Quarterly net income	11,090	10,312	(778)	12,667

(Note) Amounts less than one million yen are rounded down.

(3) Statement of Unconsolidated Shareholder' Equity Fluctuation (Summary)

Fiscal 2006 Q3 (From April 1 to December 31, 2006)

Million Yen

	Net Assets					Unrealized Gains or Losses and Translation Differences, etc		Total Net Assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Other unrealized gains on securities	Total unrealized gains or losses and translation differences, etc	
Balance as of March 31, 2006	61,000	-	6,089	-	67,089	(8)	(8)	67,080
Fluctuating amount during the current quarter								
Transfer from capital to capital reserve	(30,500)	30,500			-		-	-
Quarterly net income			11,090		11,090		-	11,090
Purchase of treasury stock				(5,940)	(5,940)		-	(5,940)
Disposal of treasury stock		5		38	44		-	44
Fluctuating amount of items other than shareholders' equity during the current quarter (net amount)					-	(1)	(1)	(1)
Total fluctuating amount during the current quarter	(30,500)	30,505	11,090	(5,901)	5,195	(1)	(1)	5,193
Balance as of December 31, 2006	30,500	30,505	17,180	(5,901)	72,284	(10)	(10)	72,274

(Note) Amounts less than one million yen are rounded down.

Fiscal 2007 Q3 (From April 1 to December 31, 2007)

Million Yen

	Net Assets					Unrealized Gains or Losses and Translation Differences, etc		Total Net Assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Other unrealized gains on securities	Total unrealized gains or losses and translation differences, etc	
Balance as of March 31, 2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849
Fluctuating amount during the current quarter								
Dividend of surplus			(5,831)		(5,831)		-	(5,831)
Quarterly net income			10,312		10,312		-	10,312
Disposal of treasury stock		6		33	39		-	39
Fluctuating amount of items other than shareholders' equity during the current quarter (net amount)					-	4	4	4
Total fluctuating amount during the current quarter	-	6	4,480	33	4,519	4	4	4,524
Balance as of December 31, 2007	30,500	30,512	23,237	(5,868)	78,380	(6)	(6)	78,374

(Note) Amounts less than one million yen are rounded down.

(Reference) Fiscal 2006 (From April 1, 2006 to March 31, 2007)

Million Yen

	Net Assets					Unrealized Gains or Losses and Translation Differences, etc		Total Net Assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Other unrealized gains on securities	Total unrealized gains or losses and translation differences, etc	
Balance as of March 31, 2006	61,000	-	6,089	-	67,089	(8)	(8)	67,080
Fluctuating amount during the current fiscal year								
Transfer from capital to capital reserve	(30,500)	30,500			-		-	-
Net income			12,667		12,667		-	12,667
Purchase of treasury stock				(5,940)	(5,940)		-	(5,940)
Disposal of treasury stock		5		38	44		-	44
Fluctuating amount of items other than shareholders' equity during the current fiscal year (net amount)					-	(2)	(2)	(2)
Total fluctuating amount during the current fiscal year	(30,500)	30,505	12,667	(5,901)	6,772	(2)	(2)	6,769
Balance as of March 31, 2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849

(Note) Amounts less than one million yen are rounded down.

(4) Unconsolidated Statements of Cash Flow

Million Yen

Category	Fiscal 2006 Q3 (A)	Fiscal 2007 Q3 (B)	Change (B) – (A)	(Reference) Fiscal 2006
I Cash flows from operating activities				
Quarterly income before income taxes	18,357	17,413	(944)	21,009
Depreciation of fixed assets	3,664	7,850	4,185	5,412
Net changes in reserve for credit losses (loss)	39	50	10	25
Net change in reserve for loss on cancellation of leases (loss)	-	(533)	(533)	2,310
Net change in reserve for relocation loss (loss)	-	(87)	(87)	87
Interest income	(225)	(704)	(478)	(422)
Interest expenses	931	2,073	1,141	1,534
Securities-related income (loss)	80	98	17	105
Net losses on disposal of fixed assets (loss)	49	78	29	77
Net change in deposits (loss)	64,627	61,323	(3,303)	6,065
Net change in negotiable certificates of deposit (loss)	53,250	(16,710)	(69,960)	72,190
Net change in borrowed money (loss)	-	10,100	10,100	-
Net change in call loan, etc. (loss)	(74,500)	94,500	169,000	(94,500)
Net change in call money, etc. (loss)	-	45,000	45,000	-
Net change in issue/repayment of straight bonds (loss)	60,000	-	(60,000)	60,000
Net change in ATM-related temporary accounts (loss)	(74,197)	(101,557)	(27,360)	(27,332)
Interest received	272	569	296	418
Interest paid	(869)	(2,280)	(1,410)	(1,144)
Other-net	(1,116)	(1,602)	(486)	(302)
Subtotal	50,362	115,579	65,217	45,535
Income taxes paid	(5,784)	(12,426)	(6,641)	(5,784)
Net cash provided by operating activities	44,577	103,153	58,576	39,750
II Cash flows from investing activities				
Purchase of securities	(111,692)	(327,563)	(215,870)	(162,178)
Proceeds from maturity of securities	100,500	333,000	232,500	145,500
Purchase of tangible fixed assets	(6,593)	(11,347	(4,754)	(10,178)
Purchase of intangible fixed assets	(4,083)	(5,177)	(1,094)	(5,358)
Net cash used in investing activities	(21,868)	(11,087)	10,780	(32,215)
III Cash flows from financing activities				
Purchase of treasury stocks	(5,940)	-	5,940	(5,940)
Disposal of treasury stocks	44	39	(5)	44
Payment of dividend	-	(5,831)	(5,831)	-
Net cash used in financial activities	(5,895)	(5,792)	103	(5,895)
IV Effect of exchange rate changes on cash and cash	-	-	-	-
V Net increase in cash and cash equivalents	16,813	86,273	69,460	1,640
VI Cash and cash equivalents at the beginning of the quarter	253,117	254,757	1,640	253,117
VII Cash and cash equivalents at the end of the quarter	269,930	341,030	71,100	254,757

(Note) Amounts less than one million yen are rounded down.

Other Financial Information

We are providing information on the third quarter of Fiscal 2007 (From April 1, 2007 to December 31, 2007).

(Note) The following figures have not been audited.

1. "Claims Disclosed under the Financial Reconstruction Law"

Million Yen / (Reference) Million Yen

Category of claims	End of Dec. 2006	End of Dec. 2007	(Reference) End of Mar. 2007
Unrecoverable or valueless claims	-	-	-
Doubtful claims	-	-	-
Claims in need of special caution	-	-	-

(Note) The above number accounts are categorized based on each claim category provided in Article 4 of "Ordinance for Enforcement of The Law concerning Emergency Measures for the Revitalization of the Financial Functions ".

2. Capital Ratio (based on domestic standards)

	End of Mar. 2008 (Estimate)	(Reference) End of Mar. 2007 (Actual)
Unconsolidated capital ratio	44.35%	37.94%
Unconsolidated Tier I capital ratio	44.28%	37.91%

(Note) The above estimated values may fluctuate with changes in prerequisites regarding business environment.

3. Gains or Losses on Valuation of Marketable Securities

○ Net unrealized gains/losses

Million Yen / (Reference) Million Yen

	End of Dec. 2006				End of Dec. 2007				(Reference) End of Mar. 2007			
	Fair value	Net unrealized gains/losses			Fair value	Net unrealized gains/losses			Fair value	Net unrealized gains/losses		
			Gains	Losses			Gains	Losses			Gains	Losses
Available-for-sale securities	64,476	(16)	0	17	64,460	(11)	-	11	78,194	(19)	0	19
Equity securities	-	-	-	-	-	-	-	-	-	-	-	-
Debt securities	64,476	(16)	0	17	64,460	(11)	-	11	78,194	(19)	0	19
Others	-	-	-	-	-	-	-	-	-	-	-	-

(Note) 1. "Net unrealized gains/losses" and "unrealized losses/profits" for each quarter end are the difference between the book value (after application of amortized cost method) and fair value at the end of each quarter.

2. There are no held-to-maturity bonds or subsidiaries/affiliates-related shares.

4. Derivative Transactions

(1) Interest related transactions

Million Yen (Reference) Million Yen

Category	Nature	End of Dec. 2006			End of Dec. 2007			(Reference) End of Mar. 2007		
		Contract etc.	Fair value	Net unrealized gains (loss)	Contract etc.	Fair value	Net unrealized gains (loss)	Contract etc.	Fair value	Net unrealized gains (loss)
Market	———	-	-	-	-	-	-	-	-	-
OTC	Interest rate swap	35,000	47	47	35,000	64	64	35,000	24	24
	Total			47			64			24

(Note) Derivative transactions where the hedge accounting is applied are excluded from the above.

(2) Currency related transactions

Not applicable

(3) Stocks related transactions

Not applicable

(4) Bonds related transactions

Not applicable

(5) Commodity related transactions

Not applicable

(6) Others

Not applicable

Exhibit B-4

Interim Financial Results for the Fiscal Year Ending March 31, 2008 (Non-consolidated)

November 2, 2007

Company Name: Seven Bank, Ltd. URL http://www.sevenbank.co.jp/
Representative: Takashi Anzai, President
For inquiries: Director, Executive Officer and General Manager of Planning Division Kensuke Futagoishi
TEL (03) 3211-3041

Scheduled interim securities report issuing date: December 20, 2007 **Trading accounts:** Not established

(Amounts of less than one million yen and decimal places are rounded down)

1. Interim Financial Results for the Six Months Ended September 30, 2007

(From April 1, 2007 through September 30, 2007)

(1) Operating Results

(% represents the change from the previous fiscal year)

	Ordinary income		Ordinary profit		Net income	
	Million Yen	%	Million Yen	%	Million Yen	%
September 30, 2007	41,139	10.4	11,755	(9.0)	6,226	(17.2)
September 30, 2006	37,234	20.2	12,919	32.0	7,524	24.4
March 31, 2007	75,427	-	25,021	-	12,667	-

	Net income per common share	Diluted Net Income per Share
	Yen	Yen
September 30, 2007	5,337 . 94	-
September 30, 2006	6,305 . 06	-
March 31, 2007	10,736 . 56	-

(Reference) Income from investment: September 30, 2007 none, September 30, 2006 none, March 31, 2007 none

(2) Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio	Net Assets per Share	Non-Consolidated Capital Ratio (Japanese Standards) (Note 1)
	Million Yen	Million Yen	%	Yen	%
September 30, 2007	565,065	74,285	13.1	63,674 . 56	(preliminary) 36.52
September 30, 2006	440,703	68,670	15.5	58,894 . 16	161.88
March 31, 2007	532,757	73,849	13.8	63,317 . 15	37.94

(Reference) Shareholders' equity: September 30, 2007: 74,285 million yen, September 30, 2006: 68,670 million yen, March 31, 2007: 73,849 million yen

(Note 1) From the beginning of the fiscal year ended March 31, 2007, "Non-consolidated capital ratio (Japanese Standards)" is computed based on the standards for capital adequacy ratio (the Notification of the Financial Services Agency No. 19, 2006), in light of bank's holding assets under Paragraph 2 of Article 14 of the Banking Law.

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Cash and cash equivalents at periodend
	Million Yen	Million Yen	Million Yen	Million Yen
September 30, 2007	14,768	(5,777)	(5,792)	257,955
September 30, 2006	35,006	(23,445)	(5,940)	258,739
March 31, 2007	39,750	(32,215)	(5,895)	254,757

2. Dividends on Common Stock

	Dividends per share		
(Fiscal year ended)	Interim	Year-end	Annual
	Yen	Yen	Yen
March 31, 2007	-	5,000 . 00	5,000 . 00
March 31, 2008	-		4,100 . 00

March 31, 2008 (estimate)		4,100 . 00	

3. Earnings Forecasts for the Year Ending March 31, 2008 (from April 1, 2007 through March 31, 2008)

(% represents the change from the previous fiscal year)

	Ordinary income		Ordinary profit		Net income		Net income per common share
	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Full Year	83,400	10.5	23,300	(6.8)	13,100	3.4	11,232.50

4. Others

(1) Changes in Accounting Methods and Presentations (Material Changes for the Preparation of the Interim Financial Statement)

1. Changes due to revisions of accounting standards, and so forth: Yes

2. Changes due to other reasons except above: None

(Note) For details, please refer to "Notes 4 and 22 in the Interim Balance Sheet" on pages 11~13.

(2) Number of Shares Outstanding (Common Shares)

(A) Total outstanding at the end of the period (including Treasury shares)

September 30, 2007:1,220,000 shares, September 30, 2006: 1,220,000 shares, March 31, 2007: 1,220,000 shares

(B) Treasury shares at the end of the period

September 30, 2007: 53,350 shares, September 30, 2006: 54,000 shares, March 31, 2007: 53,650 shares

(Note) For the number of shares used in computing net income per common share, please refer to "Per Share Information" on page 23.

<u>*Notes for the use of earnings results forecasts, and so forth</u>

This Summary contains forward-looking statements regarding earnings results forecasts, and so forth. They were made based upon, among other things, the Company's currently available information. Therefore statements and assumptions arising may result in material differences from the actual results due to varying future factors.

1. Results of Operations

(1) Analysis of the Results of Operations

1. Overview of this period

The Japanese economy maintained solid growth. While public investment continued to falter, exports grew and overall business confidence remained at a high level. Under these conditions, consumer spending showed some signs of weakness due to the slowdown in the stock markets triggered by the US subprime loan problems, and so forth, negative sentiments reflecting a rise in the tax burden in the wake of the abolition of temporary tax cuts and the transfer of tax revenue, although capital investments continued to be strong. Meanwhile, with the coming privatization of Japan Post, the banking industry continued to strive to improve their services by, for example, strengthening alliances with others in an effort to expand free mutual-use ATMs (automated teller machine), abolishing charges for the use of ATMs in convenience stores and so forth. Also, there was a resurgence in ATM installations within convenience stores.

Amidst the above business situation, ordinary income for the six months ended September 30, 2007 came to 41,139 million yen (up 10.4% on the previous period), ordinary profit 11,755 million yen (down 9.0%) and net income 6,226 million yen (down 17.2%).

Overall business conditions by segment are as follows.

①. Overview of the ATM Business

(Business alliances and regional developments)

During this period, we agreed on business alliances with Banco do Brasil (in April, 2007), Kiyo Bank, Akita Bank and Howa Bank (all in July), Fukuho Bank (in August), Woori Bank, SBI Sumishin Net Bank, Ltd. and Oita Bank (all in September) as well as other financial institutions, resulting in a total of 554 business alliance firms as of September 30, 2007.

Thanks to the expansion of business alliances, we opened up some new markets including Wakayama and Akita (both in July) and Oita (in September), and completed ATM installations at substantially all Seven-Eleven and Ito-Yokado stores in Japan. As of September 30, 2007, we had ATMs in a total of 36 prefectures including Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaragi, Hiroshima, Fukushima, Niigata, Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie, Miyagi, Nara, Iwate, Aomori, Wakayama, Akita and Oita (in order of installation date). In addition, we installed a total of 173 ATMs (as of September 30, 2007) at sales branches of Nomura Securities, with which we signed the Total ATM Operation and Management Service Agreement commenced from June. Also, following the extension of our service to foreign-issued cashcards from July, we installed ATMs at Narita Airport (4 machines) and Haneda Airport (2 machines). As a result of the development of new business areas and an increase in the density of ATM installations in our existing business areas, the total number of ATMs rose by 460 from the year ended March 31 2007 to 12,548 as of September 30 2007.

* Of these, we counted JA Bank and JF Marine Bank separately as they fall into different business categories.

(ATM availability)

In addition to our conventional cashcard services, such as withdrawals, deposits, transfers, balance inquiries, withdrawals and balance inquiries, etc. using other tie-up financial institutions' cashcards, and so forth, we introduced a service in July that allows users with foreign-issued cashcards to withdraw Japanese yen using any of our ATMs. We stressed the promotion of this service in collaboration with the Government's "Visit Japan Campaign" (it is running the Yokoso! Japan Campaign as

part of its "Strategy for Increasing the Number of Overseas Visitors to Japan"), and the number of users of this service has since been showing solid growth. In the meantime, the number of financial institutions that have ATMs that accept IC cards increased to a total of 43 banks (including Seven Bank) in 5 different business types by the end of this period. The total number of ATM transactions during this period was 244 million (up 40 million from the same period last year), while the average number of transactions per day per machine rose to 109.3 (up 12.7).

②. Overview of the Financial Services Business

As of September 30, 2007, the total number of accounts was 539,000 and the deposit balance (excluding negotiable certificates of deposit) was 211,745 million yen. Of these, individual customers, our main target, held a total of 519,000 accounts (a rise of 53,000 from the same period last year), and deposit balance (combined balance in savings and time-deposit accounts for individual customers) was 81,627 million yen (up 9,455 million yen), exhibiting sound growth in both the number of accounts and deposit balance.

At the end of the period, we had a total of five "Minna-no-Ginko-Madoguchi (Everyone's Bank Teller Window)", which is a manned branch within Ito-Yokado stores, located in Soga, Yachiyo, Kawaguchi, Kasai and Kameari.

2. Full Year Outlook

We are committed to strengthening our operating foundations further in the ATM and Financial Services businesses.

In the ATM business, we will add one more ATM to each popular Seven-Eleven store in order to reduce customer queuing times (as of the end of September 2007, 213 stores were equipped with two ATMs). We also plan to install ATMs in facilities other than airports, public transportation facilities, hotels and Seven & i-related stores. Furthermore, we aim to promote our Total ATM Operation & Management Service, which exploits our expertise in the management of the ATM operation we have built up through the development of business operations. As a result of these efforts, the total number of ATMs is expected to increase to approximately 13,000 by March 31, 2008. With regard to the previously mentioned ATM instalments in Nomura Securities sales branches, the project is expected to be completed by the end of this calendar year. This will boost the number of prefectures utilizing our ATMs to 47.

In this way, we are striving to enhance our services based on the needs of our customers, as well as increase the number of ATM installations, expand operating areas and acquire more business partners. From September, we launched new services, such as a funds top-up function for users' of electric money called "nanaco" via our second generation ATMs, and so forth. Also, in November, we are planning to introduce a transaction service via interphone for sight-impaired persons. This service will be for the customers of Seven Bank only at first, but we will extend them to customers of our partner financial institutions in the shortest possible period of time. Furthermore, we aim to increase the number of partners that accept the IC card, PIN changing services and other services, while endeavouring to complete the project of ATM replacement with faster second generation ATMs by September 2008. With these measures, we estimate that the total number of ATM transactions during the fiscal year ending March 31, 2008 will rise to 498 million (up 80 million from last year) and the average number of transactions per day per machine for the same period will increase to 110 (up 12).

With regard to the financial services business, we continue to prepare for the launch of small-amount loan services for individual customers. In addition, we will open the sixth manned "Minna-no-Ginko-Madoguchi" branch during this fiscal year. This new manned branch will be set up for experimental purposes, featuring a new style of banking branch with a strengthened consulting function. Furthermore, we are planning to improve our Internet service "Minna-no-Money-Site"

(Everyone's Money Site), by adding more services, goods and tie-up firms. We aim to offer services unique to Seven Bank, centering on the provision of agency service with banks and other industries.

We forecast that ordinary income for the fiscal year ending March 31 2008 will be at 83.4 billion yen (up 10.5% from the last year), ordinary profit at 23.3 billion yen (down 6.8%) and net income at 13.1 billion yen (up 3.4%).
The estimated decrease in ordinary profit reflects an increase in ordinary expenses, including the rise of depreciation and maintenance & administration costs relating to ATM call centers, the enhancement of functions such as the establishment of the telephone center system, etc., and the development of new service systems, such as the ATM availability for foreign-issued cashcards and the top-up function for electric money, and so forth.

(2) Analysis of Financial Conditions

1. Balance Sheet

Total assets increased by 32,308 million yen to 565,065 million yen. Cash and dues from banks used for the operation of ATMs was 257,955 million yen, accounting for a large part of total assets. Investment securities, mainly lodged as collateral for exchange settlements and the overdraft facility provided by the Bank of Japan, were 64,787 million yen. An increase in ATM temporary payments raised total assets, owing to the fact that the last day of this period fell on a holiday.
Total liabilities increased 31,872 million yen from the previous year, to 490,779 million yen. Deposits accounted for the majority of them, coming in at 211,745 million yen (excluding negotiable certificates of deposit). Of these deposits, the outstanding balance in ordinary saving deposits was 60,960 million yen, while fixed-term deposits were at 20,666 million yen.
Retained earnings were 19,151 million yen and net assets came to 74,285 million yen, subsequent to the recording of net income at 6,226 million yen, after a Dividend payment of 5,831 million yen. The capital ratio (based on Japanese standards) stood at 36.52% (preliminary base).

2. Cash Flows

Cash and cash equivalents (hereinafter referred to as "Cash") as of the end of this period rose 3,197 million yen form the beginning of this period of 254,757 million yen to 257,955 million yen. Cash provided from operating activities was 14,768 million yen, resulting from higher increase factors: Net income for this period of 10,525 million yen and an increase in deposits of 23,909 million yen and others, compared to lower decrease factors: an increase in ATM uncollected funds of 29,830 million yen and Income taxes and others of 7,641 million yen, and so forth. Cash used in investment activities was 5,777 million yen. Of these activities, the largest expense was the purchase of tangible fixed assets of 7,330 million yen, subsequent to our decision to purchase some fixed assets that we previously leased.
Cash used in financing activities was 5,792 million yen, due mainly to a dividend payment of 5,831million yen.

(3) Basic Policy regarding Profit Distribution and Dividends for This Fiscal Year

We consider the return of earnings to shareholders to be one of the most important management priorities. We also strive to ensure stable cash dividend payments, while sustaining reasonably balanced internal reserve funds in consideration of the

appropriate return of year-end surplus funds to shareholders. We aim to increase the annual dividend ratio to 35%. Based on this policy, with respect to the year-end dividends for common shares for this fiscal year, we plan to pay ¥4,100 per share.

(4) Risks relating to the business, and so forth

Aside from the risks listed in the latest Annual Securities Report, submitted on June 25, 2007, there are no other material risks to report immediately in this Securities Report.

To see the Securities Report online, please visit the following URL;

(Company homepage)

http://www.sevenbank.co.jp/about/disc/securities.html

Or

(Financial Services Agency homepage EDINET)

https://info.edinet.go.jp/EdiHtml/main.htm

2. Information on Seven Bank, Ltd.

There is no material change from the "Chart of the Overall Organization of Seven Bank (Descriptions of Business)" or "Main Affiliated Companies" reported in the latest Annual Securities Report, submitted on June 25, 2007.

3. Management Policy

Our basic policies in conducting business activities, management target benchmarks and medium to long-term company management strategies, as well as issues to be addressed are disclosed in the "Financial Statements Summary for the Year Ending March 31, 2007 (non-consolidated)", submitted on May 11, 2007. From the information in the Financial Statements Summary, there are no material changes to disclose in this Financial Statement.

To see the Financial Statements Summary, please visit the following URL

(Company homepage, disclosure page)

http://www.sevenbank.co.jp/about/disc/settle.html

4. Interim Financial Statements

(1) Interim Balance Sheets (as of September 30, 2007)

(Million Yen)

Items	Amounts	Items	Amounts
(Assets)		(Liabilities)	
Cash and dues from banks	257,955	Deposits	211,745
Call loans	87,900	Negotiable certificates of deposits	93,880
Investment securities	64,787	Borrowed funds	65,000
Prepaid pension expenses	100	Corporate bonds	75,000
Accrued income receivables	6,789	ATM temporary receipts	31,841
ATM temporary payments	115,299	Other liabilities	10,492
Other assets	1,218	Reserve for employees' bonuses	235
Tangible fixed assets	14,479	Reserve for directors retirement benefits	245
Intangible fixed assets	14,822	Allowance for losses on lease cancellation	2,337
Deferred tax assets	1,786	Total Liabilities	490,779
Allowance for bad loans	(73)	(Net assets)	
		Capital stock	30,500
		Capital surplus	30,512
		Capital reserves	30,500
		Other capital reserves	12
		Retained earnings	19,151
		Other retained earnings	19,151
		Earned surplus carried forward	19,151
		Treasury shares	(5,868)
		Total shareholders' equity	74,295
		Unrealized gains on other securities	(9)
		Total revaluation, translation losses and gains	(9)
		Total Net Assets	74,285
Total Assets	565,065	Total Liabilities and Net Assets	565,065

Notes
1. Amounts of less than one million yen are rounded down.
2. Investment securities with quoted market prices are stated at their quoted market prices on the interim balance sheet date (cost of investment securities sold is computed primarily under the moving average method). Investment securities where quoted market prices are not available are stated at acquisition costs as computed under the moving average method. Total net unrealized gains / losses on the marketable securities are directly recorded in shareholders' equity.
3. Derivatives transactions are calculated based on fair value.
4. Depreciation for tangible fixed assets is generally computed under the declining-balance method (not including buildings to which the straight-line method is applied, but including building attachments) to which the straight-line method is applied), and their estimated annual depreciation amounts are recorded proportionally over the period of their useful lives.

   The estimated useful lives of tangible fixed assets are as follows:

   Buildings: 6 to 18 years

   Equipment: 2 to 20 years

Due to revisions to the Tax Law for 2007, tangible fixed assets acquired after April 1, 2007 were amortized under the depreciation methods prescribed in the amended Tax Law. Subsequent to this change, both ordinary profit and net income for this period came to 291 million yen less than those calculated under conventional methods.

From this period, with regard to the tangible fixed assets acquired before March 31, 2007, we began to amortize the remaining book value of these assets evenly over five years beginning from the fiscal year succeeding the fiscal year when their accumulated depreciation reached the maximum depreciable amounts. This procedure had little impact on this Interim Financial Statement.

5. Depreciation for intangible fixed assets is computed under the straight-line method. Software for internal use is amortized over the estimated useful life (5 years).
6. Assets and liabilities denominated in foreign currencies are translated into Japanese yen, mainly at the exchange rate prevailing on the consolidated balance sheet date.
7. Allowance for bad loans is calculated in accordance with the predetermined internal standards for write-offs and allowance based on the following policy.

   Normal loans and loans that require special attention are defined in "Operational Guidelines for Verification of Internal Control for Self-Assessment of Assets in Banks and Other Financial Institutions" (JICPA Bank Auditing Special Committee Report No. 4). They are classified into certain categories, and allowance is made on the basis of anticipated default rates. Allowance reserved for loans to debtors at risk of bankruptcy are determined as the amounts deemed necessary on the basis of the balance remaining after deducting the estimated amounts recoverable from the disposal of collateral and execution of guarantees. Allowance reserved for loans to debtors that are legally or virtually bankrupt are determined to be the balance remaining after the expected amount to be collected through disposal of collateral or execution of guarantees.

   All loan assets are assessed by the business departments and audited by the Credit Examination Division, which is independent from the business departments, to comply with the standards for self-assessment of assets. The allowance amount of the reserve is determined based on the results of this audit.
8. Reserve for employees' bonuses is provided for the payment of future bonus payments to employees, reflecting an estimated amount accrued on the balance sheet date.
9. Reserve for retirement benefit is provided for the payment of employees' retirement benefits. It represents the required amount calculated from the estimated retirement benefit obligations and estimated pension assets at the period-end. As of this period-end, the estimated pension assets exceeded the combined amount of estimated retirement benefits and the difference between the unrecognized past service liabilities and unrealized actual loss, therefore the excess amount was recorded as prepaid pension expense. Net actual gains or losses between past service liabilities and actual difference are amortized under the following methods.

Past service liabilities	Amortized under the straight-line method over a certain period (10 years) within the employees' average remaining service period in the fiscal year when the actual difference was incurred. The amortization commenced this fiscal year.
Actual difference	Amortized under the straight-line method over a certain period (10 years) within the employees' average remaining service period in the fiscal year when the actual difference was incurred. The amortization commenced this fiscal year.

10. Reserve for directors' retirement benefits is set up for the payment of directors' retirement benefits. It represents the required amount at the period-end, calculated based on the Company's regulations.
11. "Allowance for losses on lease cancellation" was provided for the future losses coming due to the cancellation of an ATM lease contract within the contract period, due to the replacement of the conventional ATM with the second-generation ATM. The allowance amount was calculated based on rational consideration of the second-generation ATM replacement plan as well as other factors.
12. The accounting for financial leases, except those where the ownership title is deemed to have been transferred to the lessee, is the same as for operating lease transactions.
13. Exceptional interest rate swaps is carried out for liabilities. Interest rate swaps are applied to individual asset as a hedge accounting method to hedge against interest rate risks arising from fluctuations in the market.
14. National and local consumption taxes are excluded from transaction amounts.

15. The accumulated depreciation of tangible fixed assets is 4,962 million yen.

16. Investment securities are pledged as collateral for foreign exchange settlements and the overdraft facility provided by the Bank of Japan is 64,493 million yen. Of which, deposit was 632 million yen.

17. Net asset per common share is 63,674.56 yen

18. Investment securities details such as market values and valuation differences, etc. are described as follow.

Other investment securities with market values

	Acquisition cost (Million Yen)	Amount on Balance Sheet (Million Yen)	Valuation differences (Million Yen)
Bonds	64,508	64,493	(15)
of which Government bonds	64,508	64,493	(15)
Total	64,508	64,493	(15)

"Unrealized gains on other securities" includes △9 million yen, net of deferred tax liability of 6 million yen thereto.

19. Investment securities that have no market value and their book values are described as follows

Securities	Book value (Million Yen)
Other investment securities Unlisted stocks	294

20. The main causes for deferred tax assets and deferred tax liabilities are described as follows.

	(millions of Yen)
Deferred tax assets	
Non-deductable allowance for losses on lease cancellation	951
Accrued enterprise tax	328
Non-deductable allowance for depreciation	301
Non-deductable reserve for directors' retirement benefits	100
Non-deductable reserve for employees' bonuses	95
Non-deductable allowance for bad loans	29
Others	19
Total deferred tax assets	1,826
Deferred tax liabilities	
Prepaid expenses	40
Total deferred tax liabilities	40
Net deferred tax assets	1,786

21. We entered into Loan Commitment Agreements with 4 banks. The available borrowing amount under this agreement at the end of this period was as follows.

Total loan commitment	15,000 mil. yen
Outstanding borrowing amount	-
Balance	15,000 mil. yen

22. With revision of some of the definitions concerning the scope of investment securities in the "Accounting standards for Financial Instruments" (ASBJ Statement No. 10, issued on June 15, 2007) and "Practical Guidelines on Accounting Standards for Financial Instruments" (JIPCA Accounting Practice Committee Statement No. 14, issued on July 4, 2007) from the accounting period or interim accounting period ending after the date when the Financial Instruments and Exchange Law of Japan became effective, we accordingly applied the amended accounting standards and practical guidance from this period.

(2) Interim Profit and Loss Statement (from April 1, 2007 through September 30, 2007)

(Million Yen)

Items	Amount	
Ordinary income		41,139
Interest income	493	
of which interest and dividends on securities	254	
Fees and commissions	40,416	
of which ATM commissions received	39,552	
Other operating income	53	
Other ordinary income	175	
Ordinary expenses		29,383
Interest expenses	1,357	
(of which interest on deposits)	203	
Fees and commissions	4,057	
(of which ATM instalment fees)	3,813	
(of which ATM commissions)	135	
Other operating expenses	65	
General & administrative expenses	23,823	
Other expenses	79	
Ordinary profit		11,755
Extraordinary losses		1,230
Income before income taxes		10,525
Income, residence and business taxes		3,941
Income taxes adjustments		357
Net income		6,226

Notes

1. Amounts less than one million yen are rounded down.
2. Net income per common share 5,337.94 yen
3. There are no potential new shares.
4. "Other expenses" include transfer to allowance for bad loans of 2 million yen.
5. "Extraordinary losses" include loss on disposal of fixed assets of 62 million yen and the provision of the allowance for loss on lease cancellation of 1,056 million yen.

(3) Interim Statement of Changes in Net Assets (from April 1, 2007 through September 30, 2007)

(Million Yen)

	Shareholders' equity						
	Capital stock	Capital surplus			Retained earnings	Treasury shares	Total shareholders' equity
		Capital reserve	Other capital surplus	Total capital reserve	Other retained earnings		
Balance at March 31, 2007	30,500	30,500	5	30,505	18,756	(5,901)	73,861
Change during the period							
Cash dividends				-	(5,831)		(5,831)
Net income				-	6,226		6,226
Disposal of treasury shares			6	6		33	39
Net changes in items other than shareholders' equity during the period				-			-
Total changes during the period	-	-	6	6	394	33	433
Balance at September 30,2007	30,500	30,500	12	30,512	19,151	(5,868)	74,295

	Valuation and translation adjustments		Total net assets
	Net unrealized gains on other securities	Total valuation and translation adjustments	
Balance at March 31, 2007	(11)	(11)	73,849
Changes during the period			
Cash dividends		-	(5,831)
Net income		-	6,226
Disposal of treasury shares		-	39
Net changes in items other than stockholders' equity during the period	2	2	2
Total changes during the period	2	2	435
Balance at September 30,2007	(9)	(9)	74,285

Notes

1. Amounts less than one million yen are rounded down.
2. Types and number of shares issued and treasury shares are as follows.

(1,000 shares)

	Number of shares as of the previous fiscal year-end	Number of shares increased during the period	Number of shares decreased during the period	Number of shares as of the period-end	Memos
Shares issued					
Common shares	1,220	-	-	1,220	
Total	1,220	-	-	1,220	
Treasury shares					
Common shares	53	-	0	53	(Note)
Total	53	-	0	53	

(Note) Decease in number of treasury shares (nil) is based on the disposal decision resolved by the Board of Directors on August 3, 2007.

3. No stock options.
4. Information on dividends is as follows.

Dividends paid in the six months ended September 30, 2007

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Board meeting held on June 1, 2007	Common shares	5,831 mil. yen	5,000 yen	March 31, 2007	June 25, 2007

Of the dividends that record dates that fall in this period, no dividend's effective date comes after the last date of this period.

5. Details of "Other retained earnings" are as follows.

	Balance at March 31, 2007	Change during the period	Balance at September 30, 2007
Earned surplus carried forward	18,756 mil. yen	394 mil. yen	19,151 mil. yen

(4) Interim Cash Flows Statement (from April 1, 2007 through September 30, 2007)

(Million Yen)

Items	Amount
1. Cash flows from operating activities	
Income before income taxes	10,525
Depreciation	4,693
Net change in allowance for loan losses (loss)	2
Net change in allowance for loss on lease cancellation (loss)	27
Net change in allowance for relocation loss (loss)	(87)
Interest income	(493)
Interest expenses	1,357
Net gains on securities (loss)	64
Net gains from disposal of fixed assets (loss)	62
Net change in deposits (loss)	23,909
Net change in negotiable certificates of deposit (loss)	6,580
Net change in call loans, and so forth (loss)	6,600
Net change in AMT uncollected finds(loss)	(29,830)
Interest received	429
Interest paid	(1,353)
Other	(75)
Subtotal	22,409
Income taxes paid	(7,641)
Net cash flows from operating activities	14,768
II Cash flows from investing activities	
Purchase of investment securities	(232,146)
Proceeds from maturity of investment securities	237,500
Purchase of tangible fixed assets	(7,330)
Purchase of intangible fixed assets	(3,800)
Net cash used in investing activities	(5,777)
III Cash flows from financing activities	
Dividends paid	(5,831)
Proceeds from disposal of treasury shares	39
Cash used in financing activities	(5,792)
IV Effect of exchange rate changes on cash and cash equivalents	-
V Net change in cash and cash equivalent	3,197
VI Cash and cash equivalents at the beginning of the fiscal year	254,757
VII Cash and cash equivalents at the end of the period	257,955

Notes

1. Amounts less than one million yen are rounded down.
2. Cash and cash equivalents in this statement are defined as "Cash on hand and at banks" on the Interim Balance Sheet.
3. The balance of cash and cash equivalents at period-end and the amount described in the interim balance sheet are as follows

Cash on hand and at banks	257,955 million yen
Cash and cash equivalents	257,955 million yen

(5) Comparative Interim Balance Sheets (Condensed)

(Million Yen)

Items	September 30, 2006 (A)	September 30, 2007 (B)	Change (B－A)	March 31, 2007 (condensed) (C)	Change (B－C)
(Assets)					
Cash and dues from banks	258,739	257,955	(783)	254,757	3,197
Call loans	19,400	87,900	68,500	94,500	(6,600)
Investment securities	71,473	64,787	(6,685)	78,338	(13,551)
Prepaid pension Expenses	69	100	30	84	15
Uncollected revenue	6,162	6,789	627	6,562	226
ATM temporary payment	67,572	115,299	47,726	72,783	42,516
Other assets	646	1,218	572	954	263
Tangible fixed assets	3,970	14,479	10,509	9,024	5,454
Intangible fixed assets	11,776	14,822	3,045	13,677	1,145
Deferred income tax assets	979	1,786	806	2,145	(359)
Allowance for bad loans	(86)	(73)	13	(70)	(2)
Total assets	440,703	565,065	124,361	532,757	32,308
(Liabilities)					
Deposits	197,147	211,745	14,598	187,836	23,909
Negotiable certificates of deposit	68,110	93,880	25,770	87,300	6,580
Borrowed money	65,000	65,000	-	65,000	-
Bonds	15,000	75,000	60,000	75,000	-
ATM advanced payment	16,468	31,841	15,372	19,155	12,685
Other liabilities	9,905	10,492	587	21,785	(11,293)
Reserve for employees' bonuses	191	235	43	199	36
Reserve for directors' retirement benefits	209	245	36	231	14
Allowance for losses on lease cancellation	-	2,337	2,337	2,310	27
Allowance for relocation loss	-	-	-	87	(87)
Liabilities	372,033	490,779	118,746	458,907	31,872
(Net assets)					
Capital stock	30,500	30,500	-	30,500	-
Capital surplus	30,500	30,512	12	30,505	6
Capital reserve	30,500	30,500	-	30,500	-
Other capital reserve	-	12	12	5	6
Retained earnings	13,613	19,151	5,537	18,756	394
Other retained earnings	13,613	19,151	5,537	18,756	394
Earned surplus carried	13,613	19,151	5,537	18,756	394
Treasury shares	(5,940)	(5,868)	71	(5,901)	33
Total net assets	68,673	74,295	5,621	73,861	433
Net unrealized losses on other securities	(3)	(9)	(5)	(11)	2
Total valuation and translation	(3)	(9)	(5)	(11)	2
Total net assets	68,670	74,285	5,615	73,849	435
Total liabilities and net assets	440,703	565,065	124,361	532,757	32,308

(Note) Amounts less than one million yen are rounded down.

(6) Comparative Interim Profit and Loss Statement (Condensed)

(Million Yen)

Items	September 30, 2006 (A)	September 30, 2007 (B)	Change (B−A)	March 31, 2007 (condensed) (C)
Ordinary income	37,234	41,139	3,904	75,427
Interest income	122	493	370	422
of which interest and dividends on securities	107	254	146	284
Fees and commissions	37,055	40,416	3,360	74,875
of which ATM commissions	36,046	39,552	3,505	73,124
Other operating income	-	53	53	-
Other ordinary income	55	175	119	129
Ordinary expenses	24,314	29,383	5,069	50,405
Interest expenses	529	1,357	827	1,534
of which interest on deposits	76	203	126	224
Fees and commissions	2,829	4,057	1,228	6,491
of which ATM instalment commissions	2,666	3,813	1,146	6,150
of which ATM commissions	75	135	59	158
Other operating expenses	367	65	(302)	653
General & administrative expenses	20,464	23,823	3,358	41,574
Other expenses	122	79	(43)	151
Ordinary profit	12,919	11,755	(1,164)	25,021
Extraordinary losses	571	1,230	658	4,012
Income before income taxes	12,347	10,525	(1,822)	21,009
Income, residence and business taxes	4,885	3,941	(944)	9,564
Income taxes adjustments	(62)	357	420	(1,223)
Net income	7,524	6,226	(1,298)	12,667

(Note) Amounts less than one million yen are rounded down.

(7) Comparative Interim Statement of Changes in Net Assets (Condensed)

Previous interim period (from April 1, 2006 through September 30, 2006)

(Million Yen)

	Shareholders' equity					Valuation and translation adjustments		Total net assets
	Capital stock	Capital reserve	Retained earnings	Treasury shares	Total shareholders' equity	Net unrealized gains on other securities	Total valuation and translation adjustments	
Balance at March 31, 2006	61,000	-	6,089	-	67,089	(8)	(8)	67,080
Change during the period								
Transfer of capital stock to capital reserve	(30,500)	30,500			-		-	-
Net income			7,524		7,524		-	7,524
Acquisition of treasury shares				(5,940)	(5,940)		-	(5,940)
Net changes in items other than shareholders' equity during the period					-	5	5	5
Total changes during the period	(30,500)	30,500	7,524	(5,940)	1,584	5	5	1,589
Balance at September 30,2006	30,500	30,500	13,613	(5,940)	68,673	(3)	(3)	68,670

(Note) Amounts less than one million yen are rounded down.

Current interim period (from April 1, 2007 through September 30, 2007)

(Million Yen)

	Shareholders' equity					Valuation and translation adjustments		Total net assets
	Capital stock	Capital reserve	Retained earnings	Treasury shares	Total shareholders' equity	Net unrealized gains on other securities	Total valuation and translation adjustments	
Balance at March 31, 2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849
Change during the period								
Cash dividends			(5,831)		(5,831)		-	(5,831)
Net income			6,226		6,226		-	6,226
Disposal of treasury shares		6		33	39		-	39
Net changes in items other than stockholders' equity during the period					-	2	2	2
Total changes during the period	-	6	394	33	433	2	2	435
Balance at September 30,2007	30,500	30,512	19,151	(5,868)	74,295	(9)	(9)	74,285

(Note) Amounts less than one million yen are rounded down.

Previous fiscal year (from April 1, 2006 through March 31, 2007)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments		
	Capital stock	Capital reserve	Retained earnings	Treasury shares	Total shareholders' equity	Net unrealized gains on other securities	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2006	61,000	-	6,089	-	67,089	(8)	(8)	67,080
Change during the period								
Transfer of capital stock to capital reserve	(30,500)	30,500			-		-	-
Net income			12,667		12,667		-	12,667
Acquisition of treasury shares				(5,940)	(5,940)		-	(5,940)
Disposal of treasury shares		5		38	44		-	44
Net changes in items other than shareholders' equity during the period					-	(2)	(2)	(2)
Total changes during the period	(30,500)	30,505	12,667	(5,901)	6,772	(2)	(2)	6,769
Balance at March 31, 2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849

(Note) Amounts less than one million yen are rounded down.

(8) Comparative Cash Flows Statement

(Million Yen)

Items	From April 1, 2006 through September 30, 2006 (A)	From April 1, 2007 through September 30, 2007 (B)	Change (B－A)	From April 1, 2006 through March 31, 2007
I Cash flows from operating activities				
Income before income taxes	12,347	10,525	(1,822)	21,009
Depreciation	2,187	4,693	2,506	5,412
Net change in allowance for loan losses (loss)	40	2	(38)	25
Net change in allowance for loss on lease	-	27	27	2,310
Net change in allowance for relocation loss (loss)	-	(87)	(87)	87
Interest income	(122)	(493)	(370)	(422)
Interest expenses	529	1,357	827	1,534
Net gains on securities (loss)	56	64	7	105
Net gains from disposal of fixed assets (loss)	45	62	16	77
Net change in deposits (loss)	15,376	23,909	8,532	6,065
Net change in negotiable certificates of deposit (loss)	53,000	6,580	(46,420)	72,190
Net change in call loans, and so forth (loss)	(19,400)	6,600	26,000	(94,500)
Proceeds from issuance and maturity of ordinary bonds (loss)	-	-	-	60,000
Net change in AMT uncollected funds (loss)	(24,809)	(29,830)	(5,021)	(27,332)
Interest received	226	429	202	418
Interest paid	(485)	(1,353)	(867)	(1,144)
Other	(131)	(75)	55	(302)
Subtotal	38,862	22,409	(16,453)	45,535
Income taxes paid	(3,855)	(7,641)	(3,785)	(5,784)
Net cash flows from operating activities	35,006	14,768	(20,238)	39,750
II Cash flows from investing activities				
Purchase of investment securities	(83,558)	(232,146)	(148,587)	(162,178)
Proceeds from maturity of investment securities	65,500	237,500	172,000	145,500
Purchase of tangible fixed assets	(3,317)	(7,330)	(4,013)	(10,178)
Purchase of intangible fixed assets	(2,069)	(3,800)	(1,731)	(5,358)
Net cash flows from investing activities	(23,445)	(5,777)	17,667	(32,215)
III Cash flows from financing activities				
Dividends paid	-	(5,831)	(5,831)	-
Acquisition of treasury shares	(5,940)	-	5,940	(5,940)
Proceeds from disposal of treasury shares	-	39	39	44
Cash flows from financing activities	(5,940)	(5,792)	147	(5,895)
IV Effect of exchange rate changes on cash and cash equivalents	-	-	-	-
V Net change in cash and cash equivalents	5,621	3,197	(2,423)	1,640
VI Cash and cash equivalents at the beginning of the fiscal	253,117	254,757	1,640	253,117

VII Cash and cash equivalents at the end of the period	258,739	257,955	(783)	254,757

(Note) Amounts less than one million yen are rounded down.

[Per Share Data]

		Previous interim period (as of September 30, 2006)	Current interim period (as of September 30, 2007)	Previous fiscal year (as of March 31, 2007)
Net assets per share	Yen	58,894.16	63,674.56	63,317.15
Net income per share	Yen	6,305.06	5,337.94	10,736.56
Net income per share (diluted)	Yen	-	-	-

(Note) 1. Net income per share is calculated based on the following:

		Previous interim period (from April 1, 2006 through September 30, 2006)	Current interim period (from April 1, 2007 through September 30, 2007)	Previous fiscal year (from April 1, 2006 through March 31, 2007)
Net income per share	Yen	6,305.06	5,337.94	10,736.56
Net income	Mil. Yen	7,524	6,226	12,667
Amount not to attributable to common shareholders	Mil. Yen	-	-	-
Net income attributable to common share	Mil. Yen	7,524	6,226	12,667
Average number of common shares during the period	1,000 shares	1,193	1,166	1,179

2. There is no income per share data as there were no potential new shares.

5. Other Financial Information

Other information relating to the first half (six months) of the Company' fiscal year (from April 1, 2007 through September 30, 2007) is as follows.

1. "Loans disclosed under the Financial Reconstruction Law"

(Million Yen) (Reference) (Million Yen)

Classification of loans	As of September 30, 2006	As of September 30, 2007	(Reference) As of March 31, 2007
Unrecoverable or valueless loans	-	-	-
Doubtful loans	-	-	-
Loans in need of special caution	-	-	-

(Note) The above loans as of each period-end are classified based on the provision of Article 4 of the Ordinance for Enforcement of The Law concerning Emergency Measures for the Revitalization of Financial Functions.

2. Capital ratio (Japanese standards)

	As of September 30, 2007 (preliminary)	(Reference) As of March 31, 2007 (actual)
Non-consolidated capital ratio	36.52%	37.94%
Non-consolidated Tier 1 ratio	36.49%	37.91%

3. Gains or losses on valuation of marketable securities

○Unrealized gains /losses on valuation

(Million Yen) (Reference) (Million Yen)

	As of September 30, 2006				As of September 30, 2007				(Reference) As of March 31, 2007			
	Fair value	Unrealized gains/losses on valuation			Fair value	Unrealized gains/losses on valuation			Fair value	Unrealized gains/losses on valuation		
			Gains	Losses			Gains	Losses			Gains	Losses
Other investment securities	71,473	(5)	5	10	64,493	(15)	0	15	78,194	(19)	0	19
Equity securities	-	-	-	-	-	-	-	-	-	-	-	-
Bonds	71,473	(5)	5	10	64,493	(15)	0	15	78,194	(19)	0	19
Others	-	-	-	-	-	-	-	-	-	-	-	-

(Notes) 1. "Unrealized gains / losses on valuation" and "Unrealized profits and losses" as of each interim period-end represent the difference between their book value (after the application of amortized cost method) and fair value.

2. There are no held-to-maturity securities or share investments in subsidiaries or affiliates.

4. Derivative transactions

(1) Interest rate related transactions

(Million Yen) (Reference) (Million Yen)

Markets	Transaction type	As of September 30, 2006			As of September 30, 2007			As of March 31, 2007		
		Contract amount	Fair value	Gains or losses on valuation	Contract amount	Fair value	Gains or losses on valuation	Contract amount	Fair value	Gains or losses on valuation
Stock Exchange	———	-	-	-	-	-	-	-	-	-
OTC	Interest rate swaps	35,000	(65)	(65)	35,000	110	110	35,000	24	24
	Total			(65)			110			24

(Note) The above figures exclude derivative transactions to which hedge accounting are excluded.

(2) Currency related transactions
Not applicable

(3) Shares related transactions
Not applicable

(4) Bonds related transactions
Not applicable

(5) Commodity related transactions
Not applicable

(6) Other transactions
Not applicable

Exhibit B-5

Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2008

August 3, 2007

Company Name: Seven Bank, Ltd. URL http://www.sevenbank.co.jp/
Representative: Takashi Anzai, President
For inquiries: Director, Executive Officer and General Manager of Planning Division Kensuke Futagoishi
TEL (03) 3211−3041

(Amounts of less than one million yen and one decimal point are rounded down)

1. Non-consolidated financial data for the three months ended June 30, 2007 (April 1,2007～June 30, 2007)

(1) Operating Results (%represents the change from the same period in previous fiscal year)

	Ordinary Income		Ordinary Profit		Net Income	
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2007	20,143	11.3	5,579	(1.6)	3,027	(11.3)
June 30, 2006	18,093	22.0	5,672	43.8	3,414	46.3
FY ended Mar.31, 2007	75,427	16.7	25,021	28.9	12,667	19.6

	Net Income per Share	Diluted Net Income per Share
Three months ended	yen	yen
June 30, 2007	2,595. 71	−
June 30, 2006	2,798. 43	−
FY ended Mar.31, 2007	10,736. 56	−

(2) Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (Note)	Net Assets per Share
As of	million yen	million yen	%	yen
June 30, 2007	546,633	71,049	12.9	60,916. 34
June 30, 2006	395,083	70,484	17.8	57,774. 33
FY ended Mar.31, 2007	532,757	73,849	13.8	63,317. 15

(Note) "Net assets to total assets ratio" is computed by Net Assets at the end of the period / Total Assets at the end of the period.

(3) Cash flow Status

	Cash from Operating Activities	Cash from Investing Activities	Cash from Financing Activities	Balance of Cash and Cash equivalents
Three months ended	million yen	million yen	million yen	million yen
June 30, 2007	2,730	(12)	(5,831)	251,644
June 30, 2006	19,953	(2,973)	−	270,097
FY ended Mar.31, 2007	39,750	(32,215)	(5,895)	254,757

2. Dividends on Common Stock

	Dividends per Share
Three months ended	**End of Quarter**
	yen
June 30, 2007	−
June 30, 2006	−

3. Earnings forecasts for the fiscal year ending March 31, 2008 (April 1,2007~March 31, 2008)

(Reference)

Unchanged from the earnings forecasts announced on May 11, 2007

(% represents the change from the same period in previous fiscal year)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
	million yen	%	million yen	%	million yen	%	Yen
Semi-annual	40,400	(8.5)	10,700	(Δ17.1)	6,400	(14.9)	5,487. 20
Annual	83,200	(10.3)	24,100	(Δ3.6)	13,800	(8.9)	11,831. 78

※ Earnings forecasts mentioned above are made by the company based upon currently available information. Due to various factors, actual earnings may result in material differences from the figures in the forecasts.

4. Other

(1) Adoption of simplified accounting methods : Adopted

Accounting standards for reserves are stated partially under simplified accounting methods.

(2) Changes in accounting policies during the period: None

(3) Audit by part-time auditors : None

Overview of the three months ended June 30, 2007 (from April 1, 2007 to June 30, 2007)

【Automated Teller Machine (ATM) Services】

As of the end of June, a total of 546 (note) financial institutions became correspondent financial institutions of the Bank, including Banco do Brazil. 12,145 ATMs had been installed in 33 of Japan's prefectures as of the end of June.

We have now completed installing an additional 1,000 units or so of the second generation ATMs in Ibaraki, Shiga, and Kyoto Prefectures. This brought the total number of second generation ATMs in place to approximately 7,100 units, including those already installed in prefectures including Aomori, Iwate, Miyagi, Saitama, Chiba, Tokyo, Kanagawa, Shizuoka, Osaka, Hyogo, and Nara prefectures.

〔Note〕 JA Bank and JF Marine Bank are considered to be one from the standpoint of business category.

【Seven Bank Deposit Accounts】

As of the end of June, there were 497,000 individual account holders (up 31,000 compared to end of March) and the deposit balance reached 77.6 billion yen (up 5.5 billion yen compared to the end of March). This breaks down as ordinary deposits of 60.4 billion yen (up 2.5 billion yen compared to the end of March) and time deposits of 17.2 billion yen (up 3.1 billion yen compared to the end of March).

Main topics

① Commenced total ATM operation & management service at Nomura Securities' retail branches

Seven Bank has started to install ATMs at Nomura Securities branches since June as the first step of total ATM operation & management service. About 300 ATMs will be installed in stages at Nomura Securities' main and regional branches in 47 prefectures in Japan. We will step up our efforts to increase access for our customers and to lessen the burden of ATM operational management for our partner financial institutions and others, leveraging the expertise we have acquired from running the ATM business.

② Opened "Everyone's Money Site"

In June, we opened a "Everyone's Money Site" on our website, in which users can search for information and compare financial products offered by multiple financial institutions and others, confirm product details, request brochures, and make provisional applications, etc. We will further develop our product range and business tie-ups to meet customers' needs correctly while establishing a new business as a financial retailer by providing a one-stop financial service on the internet.

③ Enhanced IC card network

A further five banks and four business subsectors — shinkin bank, credit unions, labor banks and JA bank — have commenced services compatible with IC cards on ATMs. As a result, 32 banks and five business subsectors were compatible with IC cards as of the end of June.

④ Seven Cash Works Co. Created

In a bid to meet cash demand from as many as 3.4 million or so general businesses, such as small and midsized retail stores and caterers in Japan, Seven Cash Works Co. was created to provide new financial services, delivering coins and bank-notes for use as change, and providing unique small-change exchange machines. The new firm was formed in June along with Seven & i Holdings Co. and Toyota Financial Services Corp. and plans to roll out services steadily from this autumn.

Non-consolidated financial statements

(1) (Summary) Non-consolidated balance sheets

(in millions of yens)

Category	As of June 30, 2006 (A)	As of June 30, 2007 (B)	Increase(Decrease) (B) − (A)	(Reference) As of Mar.31, 2007
(Assets)				
Cash and due from banks	270,097	251,644	(18,452)	254,757
Call loans	—	93,100	93,100	94,500
Securities	53,542	64,721	11,179	78,338
Prepaid pension cost	67	92	24	84
Accrued income	6,444	7,291	847	6,562
ATM-related temporary payments	49,748	100,439	50,691	72,783
Other assets	805	1,203	397	954
Tangible fixed assets	2,467	11,900	9,433	9,024
Intangible fixed assets	11,204	14,576	3,371	13,677
Deferred tax assets	762	1,776	1,013	2,145
Allowance for credit losses	(55)	(112)	(57)	(70)
Total assets	395,083	546,633	151,550	532,757
(Liabilities)				
Deposits	190,957	202,624	11,667	187,836
Negotiable Certificates of deposits	15,110	94,300	79,190	87,300
Call money	20,000	—	(20,000)	—
Borrowed money	65,000	65,000	—	65,000
Bonds	15,000	75,000	60,000	75,000
ATM-related temporary advances	12,151	26,644	14,492	19,155
Other liabilities	5,900	9,015	3,114	21,785
Reserve for employees' bonuses	279	383	103	199
Reserve for retirement benefits for directors and statutory auditors	199	217	18	231
Reserve for losses on cancellation of leases	—	2,310	2,310	2,310
Reserve for losses on relocation of business	—	87	87	87
Total liabilities	324,598	475,583	150,985	458,907
(Net assets)				
Capital stock	61,000	30,500	(30,500)	30,500
Capital surplus	—	30,505	30,505	30,505
Retained earnings	9,503	15,952	6,449	18,756
Treasury stock	—	(5,901)	(5,901)	(5,901)
Total shareholders' equity	70,503	71,057	553	73,861
Net unrealized gains(losses) on available-for-sale securities, net of taxes	(18)	(7)	11	(11)
Total valuation and translation adjustments	(18)	(7)	11	(11)
Total net assets	70,484	71,049	565	73,849
Total liabilities and net assets	395,083	546,633	151,550	532,757

(Note) Amounts of less than one million yen are rounded down.

(2) (Summary) Non-consolidated Statements of Income

(in millions of yens)

Category	For the three months ended June 30, 2006 (A)	For the three months ended June 30, 2007 (B)	Increase(Decrease) (B) − (A)	(Reference) For the fiscal year ended Mar.31, 2007
Ordinary Income	18,093	20,143	2,050	75,427
Interest income	40	190	150	422
(Interest and dividends on securities)	(39)	(76)	(36)	(284)
Fee and commission income	18,041	19,800	1,759	74,875
(ATM-related fee income)	(17,538)	(19,396)	(1,857)	(73,124)
Other business income	−	70	70	−
Other ordinary income	12	81	69	129
Ordinary expenses	12,421	14,564	2,143	50,405
Interest expenses	224	665	441	1,534
(Interest on deposits)	(17)	(96)	(78)	(224)
Fee and commission expenses	1,376	1,983	606	6,491
(ATM placement fee expenses)	(1,294)	(1,869)	(575)	(6,150)
(ATM-related fee expenses)	(37)	(59)	(21)	(158)
Other business expenses	101	−	(101)	653
General and administrative expenses	10,640	11,844	1,204	41,574
Other ordinary expenses	78	71	(6)	151
Ordinary profit	5,672	5,579	(93)	25,021
Extraordinary losses	243	454	210	4,012
Income before income taxes	5,428	5,124	(304)	21,009
Income taxes-current	1,850	1,730	(119)	9,564
Income taxes-deferred	164	366	201	(1,223)
Net income	3,414	3,027	(386)	12,667

(Note) Amounts of less than one million yen are rounded down.

(3) (Summary) Non-consolidated Statement of Changes in Net Assets

From April 1, 2006 to June 30, 2006

(in millions of yens)

	Shareholders' equity			Valuation and translation adjustments		
	Capital stock	Retained earnings Treasury stock	Total shareholders' equity	Net unrealized gains (losses)on other securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balances as of March 31,2006	61,000	6,089	67,089	(8)	(8)	67,080
Changes during the period						
Net income		3,414	3,414		—	3,414
Net changes in items other than shareholders' equity			—	(10)	(10)	(10)
Total changes during the period	—	3,414	3,414	(10)	(10)	3,403
Balance as of June 30, 2006	61,000	9,503	70,503	(18)	(18)	70,484

(Note) Amounts of less than one million yen are rounded down.

From April 1, 2007 to June 30, 2007

(in millions of yens)

	Shareholders' equity					Valuation and translation adjustments		
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' Equity	Net unrealized gains (losses)on other securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31,2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849
Changes during the period								
Dividends from retained earnings			(5,831)		(5,831)		—	(5,831)
Net income			3,027		3,027		—	3,027
Net changes in items other than shareholders' equity					—	4	4	4
Total changes during the period	—	—	(2,804)	—	(2,804)	4	4	(2,800)
Balance as of June 30, 2007	30,500	30,505	15,952	(5,901)	71,057	(7)	(7)	71,049

(Note) Amounts of less than one million yen are rounded down.

(Reference) From April 1, 2006 to March 31, 2007

(in millions of yens)

	Shareholder' equity					Valuation and translation adjustments		Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains (losses) on other securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31,2006	61,000	—	6,089	—	67,089	(8)	(8)	67,080
Changes during the period								
Transfer to capital reserve from capital stock	(30,500)	30,500			—		—	—
Net income			12,667		12,667		—	12,667
Purchase of treasury stock				(5,940)	(5,940)		—	(5,940)
Disposal of treasury stock		5		38	44		—	44
Net changes in items other than shareholders' equity					—	(2)	(2)	(2)
Total changes during the period	(30,500)	30,505	12,667	(5,901)	6,772	(2)	(2)	6,769
Balance as of March 31, 2007	30,500	30,505	18,756	(5,901)	73,861	(11)	(11)	73,849

(Note) Amounts of less than one million yen are rounded down.

(4) Statement of Cash Flows

(in millions of yens)

Category	For the three months ended June 30, 2006 (A)	For the three months ended June 30, 2007 (B)	Increase(Decrease (B) − (A)	(Reference) For the fiscal year ended Mar.31, 2007
□ Cash flows from operating activities				
Income before income taxes	5,428	5,124	(304)	21,009
Depreciation and amortization	1,034	2,003	969	5,412
Net changes in allowance for possible credit losses	10	42	31	25
Net changes in reserve for losses on cancellation of leases(loss)	−	−	−	2,310
Net changes in reserve for losses on relocation of business establishment (loss)	−	−	−	87
Interest income	(40)	(190)	(150)	(422)
Interest expenses	224	665	441	1,534
Net gains losses on securities transactions (loss)	29	−	(29)	105
Net gains losses on disposable of fixed assets (loss)	−	38	38	77
Net change in deposits (loss)	9,186	14,787	5,601	6,065
Net change in negotiable certificates of deposits	−	7,000	7,000	72,190
Net change in call loans and others	−	1,400	1,400	(94,500)
Net change in call money and others (loss)	20,000	−	(20,000)	−
Proceeds from issuance and maturity of ordinary bonds (loss)	−	−	−	60,000
Net changes in ATM related temporary accounts (loss)	(11,301)	(20,168)	(8,866)	(27,332)
Interest received	78	211	132	418
Interest paid	(333)	(946)	(613)	(1,144)
Other-net	(493)	413	907	(302)
Subtotal	23,823	10,381	(13,441)	45,535
Income taxes paid	(3,870)	(7,650)	(3,780)	(5,784)
Net cash provided by operating activities	19,953	2,730	(17,222)	39,750
□ Cash flows from investing activities				
Purchase of securities	(35,097)	(110,104)	(75,007)	(162,178)
Proceeds from maturity of securities	35,000	115,500	80,500	145,500
Purchase of tangible fixed assets	(1,621)	(2,896)	(1,275)	(10,178)
Purchase of intangible fixed assets	(1,255)	(2,511)	(1,256)	(5,358)
Net cash used in investing activities	(2,973)	(12)	2,961	(32,215)
□ Cash flows from financing activities				
Purchase of treasury stock	−	−	−	(5,940)
Proceeds from disposable of treasury stock	−	−	−	44
Dividends paid	−	(5,831)	(5,831)	−
Net cash used in financing activities	−	(5,831)	(5,831)	(5,895)
Effect of exchange rate changes in cash and cash	−	−	−	−
□ Net change in cash and cash equivalents	16,979	(3,113)	(20,092)	1,640
Cash and cash equivalents at the beginning of the year	253,117	254,757	1,640	253,117
Cash and cash equivalents at the end of the period	270,097	251,644	(18,452)	254,757

(Note) Amounts of less than one million yen are rounded down.

Other Financial Information

Financial information for the three months ended June 30, 2007 (from April 1, 2007 to June 30, 2007)

(Note) Figures mentioned below are unaudited.

1. Claims disclosure under the Financial Reconstruction Law

(in millions of yens) (reference) (in millions of yens)

Claims	As of June 30, 2006	As of June 30, 2007	As of March 31, 2007
Bankrupt and de facto bankrupt	—	—	—
Doubtful	—	—	—
Special attention	—	—	—

(Note) The figures shown above are classified by claims category under Article 4 of the "Ordinance for Enforcement of the Law concerning Emergency Measures for the Revitalization of Financial Functions".

2. Capital ratio (based on domestic standards)

(Reference)

Claims	As of September 30, 2007 (Forecasts)	As of March 31, 2007 (Actual)
Non-consolidated capital ratio	39.45%	37.94%
Non-consolidated Tier 1 capital ratio	39.39%	37.91%

(Note) Actual results may be materially different from forecasts presented herein due to changes in management environment and other presumptions.

3. Marketable Securities

○ Net unrealized gains (losses) on marketable securities

(in millions of yens) (Reference) (in millions of yens)

		As of June 30,2006				As of June 30,2007				As of March 31,2007			
		Fair value	Net unrealized gains or losses			Fair value	Net unrealized gains or losses			Fair value	Net unrealized gains or losses		
				Gains	Losses			Gains	Losses			Gains	Losses
Other securities		53,542	(31)	0	31	64,427	(12)	—	12	78,194	(19)	0	19
	Stocks	—	—	—	—	—	—	—	—	—	—	—	—
	Bonds	53,542	(31)	0	31	64,427	(12)	—	12	78,194	(19)	0	19
	Other	—	—	—	—	—	—	—	—	—	—	—	—

(注) 1. "Net unrealized gains or losses" and "Gains/losses" are differences between fair value and book value (value under the amortized cost method).

2. There are no held-to-maturity debt securities, securities of subsidiaries and affiliated companies.

4．Derivative Transactions

(1) Interest Rate Related Transactions

(in millions of yens) (Reference) (in millions of yens)

Category	Transaction type	As of June 30, 2006			As of June 30, 2007			As of March 31, 2007		
		Contract amounts	Fair Value	Gains or losses from valuation	Contract amounts	Fair Value	Gains or losses from valuation	Contract amounts	Fair Value	Gains or losses from valuation
Market	———	—	—	—	—	—	—	—	—	—
OTC	Interest rate swaps	35,000	136	136	35,000	119	119	35,000	24	24
	Total			136			119			24

(Note) Derivative transactions for which hedging accounting is applied are excluded from the above.

(2) Currency derivatives
Not applicable

(3) Equity derivatives
Not applicable

(4) Bond derivatives
Not applicable

(5) Commodity derivatives
Not applicable

(6) Other derivate transactions
Not applicable

Exhibit B-7

Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2007

(Unconsolidated)

February 2, 2007

Company Name: Seven Bank, Ltd.
(URL http://www.sevenbank.co.jp/)　　Location of Head Office: Tokyo
Representative: Takashi Anzai, President　　TEL (03) 3211−3041
Inquiries: Kensuke Futagoishi, Director, Executive Officer and General Manager of Planning Division

1. Matters pertaining to the preparation of quarterly financial information

①	Adoption of simplified accounting treatments:	No
②	Changes of accounting treatments since previous financial year	No
③	Audit by audit corporation	No

2. Summary of Financial Condition/Financial Results of the 3rd Quarter of the Fiscal Year ending March 31, 2007 (April 1, 2006 – December 31, 2006)

(1) Progression of Financial Results (Note: Amounts of less than one million yen are omitted)

	Ordinary Income		Ordinary Profit	
	million Yen	%	million Yen	%
3rd Quarter of FY 2007	56,610	19.1	19,491	35.0
3rd Quarter of FY2006	47,520	35.4	14,433	103.6
(Cf.) Fiscal Year ended March 31, 2006	64,612	34.7	19,409	92.6

	3rd Quarter (Current) Net Income		3rd Quarter (Current) Net Income per share
	million Yen	%	Yen
3rd Quarter of FY2007	11,090	28.9	9,365. 25
3rd Quarter of FY 2006	8,598	(5.8)	7,047. 87
(Cf.) Fiscal Year ended March 31, 2006	10,590	(2.3)	8,680. 89

(Note) (1) Average number of shares during the period: 3rd Quarter of Fiscal Year 2007　1,184,270 shares
3rd Quarter of Fiscal Year 2006　1,220,000 shares
Fiscal Year ended March 31, 2006　1,220,000 shares
(2) Percentages under Ordinary Income, Ordinary Profit, etc. indicate the rates of change from the same period of the previous year

(2) Changes in the Financial Position

	Total assets	Net assets	Net assets to total assets ratio (Note 1)	Net assets per share	Unconsolidated capital adequacy ratio (domestic standard) (Note 2)
	Million yen	Million yen	%	Yen	%
3rd Quarter of FY 2007	564,629	72,274	12.8	61,966.50	Preliminary 104.84
3rd Quarter of FY 2006	488,191	65,100	13.3	53,361.04	119.59
(Cf.) Fiscal Year ended March 31, 2006	361,338	67,080	18.5	54,984 18	233.49

(Note) Number of outstanding shares at the end of the period:

3rd Quarter of Fiscal Year 2007	1,166,350 shares
3rd Quarter of Fiscal Year 2006	1,220,000 shares
Fiscal Year ended March 31, 2006	1,220,000 shares

Number of treasury stocks at the end of the period:

3rd Quarter of Fiscal Year 2007	53,650 shares
3rd Quarter of Fiscal Year 2006	-
Fiscal Year ended March 31, 2006	-

(1) Net assets to total assets ratio = Total net assets / Total assets

(2) The Non-consolidated capital adequacy ratio (domestic standard) has been calculated in accordance with "Standards for capital ratio pursuant to Article 14-2 of the Banking Law" (Ordinance No. 55 issued by the Ministry of Finance, May 31, 1993).

3. Forecast for the Fiscal Year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

Forecasts for Fiscal Year 2007 released on November 2, 2006 have not been changed.

Reference (Forecasts released on November 2, 2006)

	Ordinary income	Ordinary profit	Net income	Full year dividend per share	
				End of the year	
	Million yen	Million yen	Million yen	Yen	Yens
Full year	75,500	22,700	12,300	—	—

* The above forecast is based on the information available at the issuing date of this report. Accordingly, the final results may vary due to various factors.

Major 3rd Quarter Topics (October 1, 2008 – December 31, 2006)

[ATM business]

During the period under review, Nanto Bank, Iwate Bank, Tohoku Bank, Kita-Nippon Bank, Fukui Bank, Momiji Bank, Sony Bank, SMBC Friend Securities, Meiji Yasuda Seimei Insurance, and Shinwa became correspondent financial institutions of the Bank. Consequently, there were 542 (Note 1) correspondent financial institutions as of December 31, 2006. Additionally, as a result of expansion into Nara and Iwate prefectures, Seven Bank, Ltd. (the Bank) has now installed ATMs in 32 prefectures, with a total of 11,883 ATMs as of December 31, 2006.

Approximately 1,200 second generation ATMs were newly installed in Nara, Iwate, Hyogo, Kanagawa, and Chiba prefectures during the current 3rd Quarter. Together with the ATMs already installed in Tokyo, Shizuoka, Miyagi, Saitama and Osaka prefectures, a total of approximately 5,000 new generation ATMs have been installed to date.

In terms of IC card compatibility, which began in April 2006, as a result of stepped-up expansion efforts, the IC cards of 18 companies, including the Bank, may now be used as of December 31, 2006. (Note 2)

(Note 1) JA Bank and JA Marine Bank are separately counted for their business categories.

(Note 2) Some IC cards of banks that have already been made compatible may not be used at Seven Bank ATMs

[Seven Bank deposit accounts]

As of December 31, 2006, the Bank had 440,000 (+26,000 compared to September 30) deposit accounts for individual account holders with total deposits of ¥69,700 million (+ ¥7,100 million compared to September 30). Of the total deposits, savings accounts accounted for ¥57,800 million (+ ¥4,400 million compared to September 30) and time deposits, which the Bank began accepting in March 2006, accounted for ¥11,900 million (+ ¥2,700 million compared to September 30.)

Major topics

(1) Correspondent financial institutions in areas without Seven-Eleven retail premises

Thanks to vigorous promotion efforts for ATM service partnerships with banks in areas not represented by Seven-Eleven retail premises, the Bank was able to conclude ATM service agreements with Fukui Bank (Started on November 22), Hokkoku Bank (Starting on January 29, 2007), Tottori Bank, Aomori Bank (both starting around March 2007), and Akita Bank (Starting around summer 2007)

(2) Prospects for installing ATMs in all areas with Seven-Eleven stores

As a result of the ATM service agreements concluded with Kiyo Bank and Oita Bank, the prospects seemed bright for installing ATMs in Wakayama and Oita prefectures (both scheduled for September 2007). With the installation of ATMs in these two prefectures, the Bank will have completed the installation of ATMs in all 34 prefectures in which Seven-Eleven has retail premises.

(3) Average daily transaction volume per ATM exceeds 100

As a result of the expansion of correspondent institutions and the increase in the number of ATM installations, ATM transaction volume has increased and average daily transaction volume per ATM was 100.1, exceeding the 100 mark for the first time.

(4) Commencement of agency services at the manned branch in Ito-Yokado Yachiyo Store

In addition to the Soga store (for Chiba Bank), the Kawaguchi store (for Sumitomo Mitsui Banking Corporation and Saitama Resona Bank), and the Kameari store (for Resona Bank), the Yachiyo Store has commenced agency services for Chiba Bank, starting on October 2. Additionally, five of the manned branches have commenced administrative intermediation services for Sony Bank, SBI Mortgage and Tanaka Kikinzoku Kogyo.

(5) First straight bond issue by public offering

On December 4, the Bank issued its straight bond by public offering for the amount of ¥60,000 million (5 years: ¥36,000 million, 7 years: ¥24,000 million) for the purpose of diversifying the means for raising cash to load its ATMs and to hedge against the risks of rising interest rates.

3rd Quarter Balance Sheet for FY 2007 (As of December 31, 2006)

(In millions of yen)

Category	Amount	Category	Amount
(Assets)		**(Liabilities)**	
Cash and due from banks	269,930	Deposits	246,397
Call loans	74,500	Negotiable certificates of deposits	68,360
Securities	64,620	Borrowed money	65,000
Prepaid pension cost	75	Bonds	75,000
Accrued income	7,215	ATM-related temporary advances	27,020
ATM-related temporary payments	127,512	Other liabilities	10,291
Other assets	812	Reserve for bonuses	64
Tangible fixed assets	6,908	Reserve for retirement benefits for directors and statutory auditors	220
Intangible fixed assets	12,257	**Total liabilities**	492,355
Deferred tax assets	879	**(Net assets)**	
Allowance for credit losses	(84)	Capital stock	30,500
		Capital surplus	30,505
		Capital reserve	30,500
		Other capital surplus	5
		Retained earnings	17,180
		Other retained earnings	17,180
		Retained earnings brought forward	17,180
		Treasury stock	(5,901)
		Total stockholders' equity	72,284
		Net unrealized gains (losses) on available-for-sale securities, net of taxes	(10)
		Total valuation and translation adjustments	(10)
		Total net assets	72,274
Total assets	564,629	**Total liabilities and net assets**	564,629

Notes 1.The amounts are presented in millions of yen and amounts of less than a million yen are omitted.

2.Securities are carried at their quarter-end fair market value (the cost of securities sold is calculated primarily using the moving-average method). Net unrealized gains or losses on these securities are included in net assets, net of income taxes.

3.Derivative transactions are carried at fair value.

4.Tangible fixed assets are depreciated using the declining balance method over the estimated useful lives of the assets. However, buildings, other than the fixtures attached to them, are depreciated using the straight-line method. The useful

lives of major assets are as follows:

Buildings	6 years to 18 years
Equipment	2 years to 20 years

5.Software for internal use is depreciated over the estimated useful life if used internally (5 years), using the straight-line method.

6.Bond issuance expenses are treated as expenses in their entirety at the time they are incurred.

7.An allowance for credit losses is provided as detailed below, in accordance with the Bank's internal standards for write-offs and provisions.

For credits to obligors classified as "normal obligors" or "watch obligors" according to the *Operational Guidelines for Verification of Internal Control for Self-Assessment of Assets in Banks and Other Financial Institutions* (JICPA Bank Auditing Special Committee Report No. 4), credits are classified into certain categories and the allowance for credit losses is provided based on the Bank's estimated rate of credit losses. For credits to obligors classified as "bankruptcy risk obligors," the allowance for credit losses is provided for the amount deemed necessary for the amount remaining after deductions have been made for the estimated recoverable amount from available security interests and guarantees. For credits to obligors classified as "substantially bankrupt obligors" or "bankrupt obligors," the allowance for credit losses is provided in the full amounts of such credits, after deductions have been made for the estimated recoverable amount from available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's banking-related divisions, evaluates all credits, with the cooperation of the banking-related divisions, in accordance with its internal rules for the self-assessment of assets, and the allowance is provided based on the results of these assessments.

8.In order to prepare for the payment of employee bonuses, the Bank records a reserve for bonuses in the amount of estimated bonuses attributed to the current quarter.

9. In order to prepare for the payment of retirement benefits to employees, the Bank records a reserve for employees' retirement benefits in the amount deemed accrued at the quarter-end, based on the projected retirement benefit obligation and the estimated amount of pension plan assets at the fiscal-year-end.

During the current 3rd Quarter, as the estimated amount of pension plan assets exceeded the balance of projected retirement benefit obligations, which were adjusted for unrecognized prior service costs and unrecognized net actuarial difference, the Bank appropriated the surplus to "prepaid pension cost." Unrecognized prior service costs and unrecognized net actuarial differences are expensed using the following methods:

Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at the time of incurrence.

Unrecognized net actuarial difference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

10.In order to prepare for the payment of retirement benefits for directors and statutory auditors, the Bank records a reserve in the amount required at the current quarter-end in accordance with its internal rules.

11.Financing leases, which do not transfer ownership to the lessees, are accounted for in the same manner as operating leases.

12. Special interest rate swap treatment is applied to certain assets/liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.

13.National and local consumption taxes for the Bank are accounted for using the tax-excluded method.

14.Accumulated depreciation of premises and equipment totaled ¥1,499 million.

15.Securities to the amount of ¥64,476 million were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.

Additionally, other assets include ¥389 million in security deposits.

16. Net assets per share totaled ¥61,966.50

On January 31, 2006, the ASBJ revised its *Guidance on Accounting Standard for Earnings Per Share* (ASBJ Guidance No. 4, issued on September 25, 2002) and the revised guidance was applicable from the fiscal year ending on or after the enactment date of the Company Law. The Bank has applied the revised guidance, effective from the current quarter. The

adoption of this revised guidance had no impact on the financial statements.

17. Market value of securities, unrealized gain/loss and other related matters are as below.

Available-for-sale securities that have market prices or reasonably determinable prices

	Acquisition cost (in millions of yen)	Balance sheet amount (in millions of yen)	Net unrealized gains/losses (in millions of yen)
Bonds:	64,493	64,476	(16)
Japanese government bonds	64,493	64,476	(16)
Total	64,493	64,476	(16)

For the above "net unrealized gains/losses" and deferred tax assets of ¥6 million, the total of -¥10 million is stated as "Net unrealized gains (losses) on securities available-for-sale, net of taxes."

18.Significant components of deferred tax assets and liabilities are as follows:

Deferred tax assets	
Enterprise tax unpaid	391 million yen
Tax disallowance of depreciation	346
Tax disallowance of reserve for retirement benefits for directors and statutory auditors	89
Tax disallowance of reserve for credit losses	34
Tax disallowance of reserve for bonuses	26
Others	22
Total deferred tax assets	910
Deferred tax liabilities	
Prepaid expenses	30
Total deferred tax liabilities	30
Net deferred tax assets	879 million yen

19. As a result of the application of the *Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Statement No. 5, Accounting Standards of Board of Japan ("ASBJ"), December 9, 2005) and the *Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Guidance No. 8, ASBJ, December 9, 2005), from the fiscal year ending on or after the enactment of the Company Law, the appended form of the *Enforcement Ordinance concerning the Banking Law* (Ministry of Finance Ordinance No. 10, 1982) was revised and replaced with the *Cabinet Office Ordinance Partially Revising Detailed Regulations on Mutual Loan Business Law* (Cabinet Office Ordinance No. 60, April 28, 2006), and has been applied from the fiscal year commencing on and after April 1, 2006. In view of the above, the following changes in the presentation of the Balance Sheet have been made starting from the current quarter:

(1) Under this new accounting standard, "Stockholders' equity" is "Net assets", presented in "Stockholders' equity" and "Valuation and translation adjustments."

The amount, which was previously presented as "Stockholders' equity" for the current 1st quarter, totals ¥72,274 million.

(2) "Accumulated earnings," which had been included under "Retained earnings," were presented as "Retained earnings brought forward" under "Other retained earnings."

(3) "Valuation difference on stocks" is presented as "Net unrealized gains (losses) on available-for-sale securities, net of taxes."

(4) "Premises and equipment" are separately presented as "Tangible fixed assets", "Intangible fixed assets", and "Other assets".

(5) "Software" (¥10,958 million) and "Software-related temporary accounts" (¥1,282 million) are included in intangible fixed assets.

20.Accompanying the partial revisions to the *Accounting Standards for Treasury Shares and Appropriation of Legal Reserve* (ASBJ Statement No. 1, February 21, 2002) and the *Guidance on Accounting Standards for Treasury Shares and*

Appropriation of Legal Reserve (ASBJ Guidance No. 2, February 21, 2002), which became effective on December 27, 2005 and August 11, 2006, respectively, and their application to procedures stipulated by the Company Law, the Bank has adopted these revised standards and guidance from this quarter. The adoption of these standards and guidance had no impact on the financial statements.

21. Accompanying the partial revisions to the *Accounting Standards for Financial Instruments* (ASJB Statement No. 10, August 11, 2006), which became effective from the fiscal year ending on or after the announcement date of the revisions, the Bank has adopted these revised standards from this quarter. The adoption of these standards had no impact on the financial statements.

22. The Bank has concluded commitment contracts with four banks. The unused amount under the commitment lines was as follows:

Total amount of commitment line	30,000 million yen
Amount borrowed under the commitment line	—
Unused amount	30,000 million yen

3rd Quarter Statement of Income for Fiscal Year Ending March 31, 2007 (April 1, 2006 – December 31, 2006)

(In millions of yen)

Category	Amount	
Ordinary income		56,610
Interest income	225	
Interest and dividends on securities	191	
Fees and commissions income	56,299	
ATM-related fee income	54,919	
Other ordinary income	85	
Ordinary expenses		37,119
Interest expenses	931	
Interest on deposits	146	
Fees and commission expenses	4,668	
ATM placement fee expenses	4,418	
ATM-related fee expenses	116	
Other operating expenses	585	
General and administrative expenses	30,798	
Other ordinary expenses	135	
Ordinary profit		19,491
Extraordinary losses		1,134
3rd Quarter income before income taxes		18,357
Current income taxes		7,224
Deferred income taxes		41
3rd Quarter net income		11,090

Notes 1.The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2.Third quarter net income per share is ¥9,365.25

3.There were no potentially dilutive stocks.

4.Other ordinary expenses include the "Transfer amount to allowance for credit losses" of ¥39 million.

5.Extraordinary losses consist of losses for the disposal of fixed assets of ¥49 million and expenses for the cancellation of leases of ¥1,085 million.

3rd Quarter Statement of Changes in Net Assets for Fiscal Year 2007
(From April 1, 2006 to December 31, 2006)

(In millions of yen)

	Stockholders' equity					
	Capital stock	Capital surplus		Retained earnings	Treasury stock	Total stockholders' equity
		Capital reserve	Other capital surplus	Other retained earnings		
Balance as of March 31, 2006	61,000	–	–	6,089	–	67,089
Amount of changes during the current quarter						
Transfer from capital stock to capital reserve	(30,500)	30,500				–
3rd quarter net income				11,090		11,090
Purchase of treasury stock					(5,940)	(5,940)
Disposal of treasury stock			5		38	44
Net changes of items other than stockholders' equity						–
Total amount of changes during the current quarter	(30,500)	30,500	5	11,090	(5,901)	5,195
Balance as of December 31, 2006	30,500	30,500	5	17,180	(5,901)	72,284

	Valuation and translation adjustments		Total net assets
	Net unrealized gains/losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	(8)	(8)	67,080
Amount of changes during the current quarter			
Transfer from capital stock to capital reserve		–	–
3rd quarter net income		–	11,090
Purchase of treasury stock		–	(5,940)
Disposal of treasury stock		–	44
Net changes of items other than stockholders' equity	(1)	(1)	(1)
Total amount of changes during the current quarter	(1)	(1)	5,193
Balance as of December 31, 2006	(10)	(10)	72,274

Notes 1.The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2.Type and number shares issued and treasury shares.

(In thousands of shares)

	Number of shares as of the end of the previous FY	Increase in shares during the current quarter	Decrease in shares during the current quarter	Number of shares as of the end of the current quarter	Remarks
Shares issued					
Common stock	1,220	–	–	1,220	
Total	1,220	–	–	1,220	
Treasury stock					
Common stock	–	54	0	53	(Note)
Total	–	54	0	53	

(Note) Increase of 54 thousand shares is due to the acquisition of own shares pursuant to a resolution of the ordinary general meeting of shareholders held on June 16, 2006. Decrease of 0 thousand shares is due to sales of own shares pursuant to a resolution of the Board of Directors on December 1, 2006.

3.There are no stock acquisition rights.

4.The Bank does not pay out dividends.

5."Other retained earnings" consist of the following:

	Balance as of end of previous Fiscal Year	Amount of change during the current quarter	Balance as of end of current quarter
Retained earnings brought forward	¥6,089 million	¥11,090 million	¥17,180 million

6.Accompanying the application of *the Accounting Standards for Statement of Changes in Net Assets* (ASBJ Statement No. 6, December 27, 2005) and the *Guidance on Accounting Standards for Statement of Changes in Net Assets* (ASBJ Guidance No. 9, December 27, 2005) from the fiscal year ending on or after the enactment date of the Company Law, the Bank has adopted these standards and guidance from the current quarter and prepared the statement of changes in net assets, accordingly.

3rd Quarter Statement of Cash flows for Fiscal Year Ending March 31, 2007 (April 1, 2006 – December 31, 2006)

(In millions of yen)

Category	Amount
I Cash flows from operating activities	
3rd quarter income before income taxes	18,357
Depreciation of fixed assets	3,664
Net change in allowance for credit losses (loss)	39
Interest income	(225)
Interest expenses	931
Net gains/losses on security transactions (loss)	80
Net gains/losses on disposal of fixed assets(loss)	49
Net change in deposits(loss)	64,627
Net change in negotiable certificates of deposits(loss)	53,250
Net change in call loans(loss)	(74,500)
Proceeds from issuance and maturity of ordinary bonds(loss)	60,000
Net change in ATM-related temporary accounts(loss)	(74,197)
Interest received	272
Interest paid	(869)
Other-net	(1,116)
Subtotal	50,362
Income taxes paid	(5,784)
Net cash provided by operating activities	44,577
II Cash flows from investing activities	
Purchases of securities	(111,692)
Proceeds from maturities of securities	100,500
Purchases of tangible fixed assets	(6,593)
Purchase of intangible fixed assets	(4,083)
Net cash used in investing activities	(21,868)
III Cash flows from financing activities	
Purchases of treasury stock	(5,940)
Proceeds from disposal of treasury stocks	44
Net cash used in financing activities	(5,895)
IV Effect of exchange rate changes on cash and cash equivalents	–
V Net increase in cash and cash equivalents	16,813
VI Cash and cash equivalents at the beginning of the year	253,117
VII Cash and cash equivalents at the end of the first quarter	269,930

Notes 1.The amounts are presented in millions of yen and amounts of less than one million yen have been omitted.

2.For the purpose of the statement of cash flow, cash and cash equivalents represent "cash and due from banks" on the balance sheet.

3.In accordance with the revision to the appended form of the *Enforcement Ordinance concerning the Banking Law* (Ministry of Finance Ordinance No. 10, 1982) with the *Cabinet Office Ordinance Partially Revising Detailed Regulations on Mutual Loan Business Law* (Cabinet Office Ordinance No. 60, April 28, 2006), and its application from the fiscal year commencing on and after April 1, 2006, the following changes in the presentation of the Statement of Cash Flows have been made starting from the current quarter:

(1) As "Premises and equipment (loss)" in the balance sheet are separately presented as "Tangible fixed assets," "Intangible fixed assets," and "Other assets," "Net gains/losses on disposal of premises and equipment" are presented as "Net gains/losses on disposal of fixed assets (loss)."

(2) "Purchases of premises and equipment" are presented as "Purchases of tangible fixed assets."

Comparative Balance Sheet (Major components)

(In millions of yen)

Category	As of Dec. 31, 2006 (A)	As of Dec. 31, 2005 (B)	Comparison (A−B)	As of Mar 31, 2006 (Summary) (C)	Comparison (A−C)
(Assets)					
Cash and due from banks	269,930	347,235	(77,305)	253,117	16,813
Call loans	74,500	−	74,500	−	74,500
Securities	64,620	43,093	21,527	53,571	11,049
Prepaid pension cost	75	65	10	68	7
Accrued income	7,215	5,975	1,240	5,706	1,509
ATM-related temporary payments	127,512	77,520	49,992	35,127	92,385
Software	−	7,817	−	10,295	−
Software-related temporary accounts	−	4,722	−	858	−
Other assets	812	484	328	790	22
Premises and equipment	−	759	−	928	−
Tangible fixed assets	6,908	−	−	−	−
Intangible fixed assets	12,257	−	−	−	−
Deferred tax assets	879	756	123	920	(41)
Allowance for credit losses	(84)	(239)	155	(45)	(39)
Total assets	564,629	488,191	76,438	361,338	203,291
(Liabilities)					
Deposits	246,397	197,559	48,838	181,770	64,627
Negotiable certificates of deposits	68,360	25,120	43,240	15,110	53,250
Call money	−	97,000	(97,000)	−	−
Borrowed money	65,000	60,000	5,000	65,000	−
Bonds	75,000	15,000	60,000	15,000	60,000
ATM-related temporary	27,020	21,007	6,013	8,833	18,187
Other liabilities	10,291	7,213	3,078	8,267	2,024
Reserve for bonuses	64	68	(4)	148	(84)
Reserve for retirement benefits for	220	120	100	128	92
Total liabilities	492,355	423,090	69,265	294,257	198,098
(Stockholders' equity)					
Capital stock	−	61,000	−	61,000	−
Retained earnings	−	4,096	−	6,089	−
3rd quarter (current) accumulated pr	−	4,096	−	6,089	−
3rd quarter (current) net profit	−	8,598	−	10,590	−
Net unrealized gains/losses on	−	3	−	(8)	−
Total stockholders' equity	−	65,100	−	67,080	−
Total liabilities and stockholders'	−	488,191	−	361,338	−
(Net assets)					
Capital stock	30,500	−	−	−	−
Capital surplus	30,505	−	−	−	−
Capital reserve	30,500	−	−	−	−
Other capital surplus	5	−	−	−	−
Retained earnings	17,180	−	−	−	−
Other retained earnings	17,180	−	−	−	−
Retained earnings brought forward	17,180	−	−	−	−
Treasury stocks	(5,901)	−	−	−	−
Total stockholders' equity	72,284	−	−	−	−

Net unrealized losses on available-f	(10)	–	–	–	–
Total valuation and translation	(10)	–	–	–	–
Total net assets	72,274	–	–	–	–
Total liabilities and net assets	564,629	–	–	–	–

Comparative Statement of Income (Major components)

(In millions of yen)

Category	3rd Quarter of FY 2007 (A)	3rd quarter of FY 2006(B)	Comparison (A−B)	FY 2006 (Summary)
Ordinary income	56,610	47,520	9,090	64,612
Interest income	225	(7)	232	78
Of which Interest and dividends on ...	191	(7)	198	78
Fees and commissions income	56,299	47,441	8,858	63,973
Of which ATM-related fee income	54,919	45,976	(8,943)	61,957
Other operating income	—	53	(53)	444
Other ordinary income	85	32	53	116
Ordinary expenses	37,119	33,086	4,033	45,203
Interest expenses	931	436	495	634
Of which Interest on deposits	146	31	115	45
Fees and commissions expenses	4,668	3,573	1,095	4,845
Of which ATM placement fee	4,418	3,384	1,034	4,556
Of which ATM-related fee expenses	116	97	19	134
Other operating expenses	585	—	585	68
General and administrative expenses	30,798	28,818	1,980	39,565
Other ordinary expenses	135	259	(124)	88
Ordinary profit	19,491	14,433	5,058	19,409
Extraordinary gains	—	—	—	15
Extraordinary losses	1,134	820	314	2,823
3rd Quarter income before income taxes	18,357	13,613	4,744	16,601
Current income taxes	7,224	2,718	4,506	3,870
Adjustments for income taxes	41	2,297	(2,256)	2,141
3rd Quarter net income	11,090	8,598	2,492	10,590
Accumulated losses	—	4,501	—	4,501
3rd Quarter (current) accumulated earnings	—	4,096	—	6,089

Comparative Statement of Cash Flows

(In millions of yen)

Category	April 1, 2006 – Dec. 31, 2006 (A)	April 1, 2005 – Dec. 31, 2005 (B)	Comparison (A) – (B)	April 1, 2005 – March 31, 2006
I Cash flows from operating activities				
3rd Quarter (current) income before income taxes	18,357	13,613	4,744	16,601
Depreciation of fixed assets	3,664	3,091	573	4,311
Net change in allowance for credit losses (loss)	39	178	(139)	(15)
Interest income	(225)	7	(232)	(78)
Interest expenses	931	436	495	634
Net losses on securities transactions (loss)	80	–	80	68
Net losses on disposal of premises and equipment	–	21	–	47
Net gains/losses on disposal of fixed assets(loss)	49	–	–	–
Net change in deposits	64,627	72,783	(8,156)	56,993
Net change in negotiable certificates of deposit	53,250	(39,880)	93,130	(49,890)
Net change in borrowed money	–	20,000	(20,000)	25,000
Net change in call loans	(74,500)	–	(74,500)	–
Net change in call money	–	97,000	(97,000)	–
Proceeds from issuance and maturity of ordinary bonds	60,000	–	60,000	–
Net change in ATM-related temporary accounts	(74,197)	(35,806)	(38,391)	(5,587)
Interest received	272	112	160	292
Interest paid	(869)	(485)	(384)	(561)
Other-net	(1,116)	(2,278)	1,162	(594)
Subtotal	50,362	128,793	(78,431)	47,223
Income taxes paid	(5,784)	(10)	(5,774)	(10)
Net cash provided by operating activities	44,577	128,782	(84,205)	47,212
II Cash flows from investing activities:				
Purchase of securities	(111,692)	(76,294)	(35,398)	(123,394)
Proceeds from maturity of securities	100,500	59,000	41,500	95,500
Purchases of premises and equipment	–	(159)	–	(214)
Purchases of software	–	(4,889)	–	(6,784)
Purchases of tangible fixed assets	(6,593)	–	–	–
Purchases of intangible fixed assets	(4,083)	–	–	–
Net cash used in investing activities	(21,868)	(22,344)	476	(34,892)
III Cash flows from financing activities:				
Purchases of treasury stock	(5,940)	–	(5,940)	–
Proceeds from disposal of treasury stocks	44	–	44	–
Net cash used in financing activities	(5,895)	–	(5,895)	–

IV Effects of exchange rate changes on cash and cash equivalents	—	—	—	—
V Net increase in cash and cash equivalents	16,813	106,437	(89,624)	12,319
VI Cash and cash equivalents at the beginning of the period	253,117	240,797	12,320	240,797
VII Cash and cash equivalents at the end of the quarter (year)	269,930	347,235	(77,305)	253,117

Other Financial Information

Unless otherwise stated in the notes all fractional amounts have been rounded down.

【State of Capital Adequacy】

			As of Dec. 31, 2006 (Preliminary)	As of Dec. 31, 2005	Comparison	As of March 31, 2006
Basic item		(A)	72,274	65,096	7,178	67,080
Supplementary items	Allowance for credit losses		81	221	(140)	42
	Other allowances		—	—	—	—
	Total		81	221	(140)	42
	Amount includable as qualifying capital	(B)	81	221	(140)	42
Deduction	Investment in the capital of other banks and financial institutions	(C)	—	—	—	—
Total risk-adjusted capital	(A) + (B) − (C)	(D)	72,356	65,318	7,038	67,123
Risk and assets	Assets (on-balance) item	(E)	68,951	54,583	14,368	28,671
	off-balance-sheet items	(F)	62	35	27	74
Total	(E) + (F)	(G)	69,014	54,618	14,396	28,746
Capital adequacy ratio (domestic standard)= (D) / (G) ×100			104.84%	119.59%	(14.75%)	233.49%

【Market prices of available-for-sale securities and other information】

As of December 31, 2006 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	64,493	64,476	(16)	0	17
Total	64,493	64,476	(16)	0	17

The International Business Division does not hold any securities.

As of December 31, 2005 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses

Japanese government bonds	37,089	37,087	(2)	1	3
Government guaranteed bonds	5,998	6,006	8	8	—
Total	43,087	43,093	5	9	3

The International Business Division does not hold any securities.

As of March 31, 2006 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	47,587	47,568	(18)	—	18
Government guaranteed bonds	5,998	6,002	3	3	—
Total	53,585	53,571	(14)	3	18

The International Business Division does not hold any securities.

【Market prices of money in trust and other information】

Not applicable

【Fair value of derivative transactions and other information】

1. Interest rate derivatives

As of December 31, 2006 (In millions of yen)

Category	Type		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	47	47
Total			35,000	35,000	47	47

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

Derivative transactions, to which special treatment is applied, are not included in the amounts above.

As of December 31, 2005 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	(308)	(308)
Total			35,000	35,000	(308)	(308)

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

As of March 31, 2006 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	121	121
Total			35,000	35,000	121	121

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted resent value model.

Derivative transactions, to which special treatment is applied, are not included in the amounts above.

2. Currency derivatives

Not applicable

【Self-assessments of Assets】

(Unit: In millions of yen)

Type of claims	As of December, 31, 2006	As of December 31, 2005	Comparison	As of March 31, 2006
Unrecoverable or valueless claims	–	–	–	–
Doubtful claims	–	–	–	–
Claims in need of special attention	–	–	–	–
Normal borrowers	127,561	77,629	49,932	35,201
Total	127,561	77,644	49,917	35,201

The above is based on *The Law concerning Emergency Measures for the Revitalization of the Financial Functions.*

Exhibit B-8

Interim Financial Results for the

Fiscal Year Ending March 31, 2007 (Unconsolidated)

November 2, 2006

Company Name: Seven Bank, Ltd.
(URL http://www.sevenbank.co.jp/)
Location of Head Office: Tokyo
Representative: Takashi Anzai, President
TEL (03) 3211−3041
Inquiries:
Position/ Director, Executive Officer and General Manager of Planning Division Kensuke Futagoishi

Date of board meeting for interim financial results: November 2, 2006 **System of interim dividends: Yes**
Commencement date of interim dividend payout:Not applicable **Adoption of unit stock system: None**

1. Financial Results/Financial Position for the Six Months ended September 30, 2006 (April 1, 2006 to September 30, 2006)

(1) Financial Results (Note: Amounts less than one million yen are omitted)

	Ordinary Income		**Ordinary Profit**		**Interim (Current) Net Income**		**Interim (Current) Net Income per share**
	Million yen	%	Million yen	%	Million yen	%	Yen
1st Half of FY 2006	37,234	20.2	12,919	32.0	7,524	24.4	6,305 . 06
1st Half of FY 2005	30,967	38.7	9,782	124.6	6,046	(5.5)	4,955 . 82
FY 2006	64,612	34.7	19,409	92.6	10,590	(2.3)	8,680 . 89

(Note) (1) Average number of shares during the period: 1st Half of FY 2006: 1,193,442 shares,
1st Half of FY 2005: 1,220.000 shares
FY 2006: 1,220,000 shares

(2) Changes in accounting treatments: None
(3) Percentages under Ordinary Income, Ordinary Profit, Interim (Current) Net Income indicate the rates of change from the previous interim period.

(2)Changes in the Financial Position

	Total Assets	**Net Assets**	**Net assets to total assets ratio (Note 1)**	**Net assets per share**	**Non-consolidated capital adequacy ratio (domestic standard) (Note 2)**
	Million yen	Million yen	%	Yen	%
1st Half of FY 2006	440,703	68,670	15.5	58,894 . 16	(Preliminary)161.88
1st Half of FY 2005	334,684	62,550	18.6	51,270 . 72	222.28
FY 2006	361,338	67,080	18.5	54,984 . 18	233.49

Note) Number of outstanding shares at the end of the period:
1st Half of FY 2006 1,166,000 shares
1st Half of FY 2005 1,220,000 shares
FY 2006 1,220,000 shares
Number of treasury stocks at the end of the period:
1st Half of FY 2006 54,000 shares
1st Half of FY 2005 -
FY 2006 -

(1) Net assets to total assets ratio = Total net assets / Total assets
(2) The Non-consolidated capital adequacy ratio (domestic standard) has been calculated in accordance with "Standards for capital ratio pursuant to Article 14-2 of the Banking Law" (Ordinance No. 55 issued by the Ministry of Finance, 1993).

2. Forecast for the Fiscal Year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

	Ordinary income	Ordinary profit	Current net income
	Million yen	Million yen	Million yen
Full year	75,500	22,700	12,300

(Cf.) Projected net income per share (full year) ¥10,548.88

3. **Dividends**

· Cash dividends	Full year dividend per share (Yen)		
	End of 1st Half	End of full year	Full year
FY 2006	–	–	–
FY 2007 (Actual)	–	–	–
FY 2007 (Forecast)	–	–	

*The above forecast contains assumptions and prospects based on the information available at the issuing date of this report. Accordingly, the final results may vary due to various factors.

I .Business

1. Overview

Seven Bank, Ltd. (The Bank) was incorporated on April 10, 2001 through equity investments by Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., and commenced operations on May 7 of the same year.

Currently, the Bank provides customers of its correspondent financial institutions, which include banks, Shinkin banks, credit unions, labor banks, JA Bank, JF Marinebank, Japan Post, securities companies, life insurance companies, credit card companies, etc., with services such as deposit and withdrawal services through its highly convenient network of ATMs located throughout the Seven-Elevens, Ito-Yokado and other Seven & i Holdings-affiliated retail premises. In addition to these ATM services, the Bank is also engaged in the *Financial Service Business*, which provides a comprehensive and convenient bank account service that combines all forms of *Remote Banking* (a general term referring to *Internet banking* on the web, *Mobile Banking* over mobilephones and *Telephone Banking* through phones).

2. Management Policy

(1) Management Philosophy

1. The Bank strives to become a trusted bank by accurately grasping the needs of its customers.
2. Each employee of the Bank will make efforts in self-transformation by readily adapting to the products of technological innovations.
3. The Bank will contribute to the stability and expansion of the nation's financial system through the provision of its

safe and efficient settlement infrastructure.

(2) Basic Management Policy

The Bank, by utilizing the extensive infrastructure of the more than 11,000 retail premises of Seven-Eleven and other affiliates of Seven & i Holdings and by building up an ATM network accessible 24 hours of the day, 365 days of the year, strives to provide deeply customer-oriented bank services that serve as virtual wallets for its customers in a "safe, sure and prompt" way.

Additionally, the Bank, by offering the services of its convenient ATM network to other financial institutions and contributing to their improvement of customer service and business efficiency, intends to realize services based on the principle of co-existence and co-prosperity.

Furthermore, by actively providing financial services sought by the customers of Seven & i Holdings retailers, the Bank will endeavor to attract a wide range of customers to its stores, while at the same time, pursuing the synergistic effect of improved earnings for Seven & i Holdings.

(3) Medium- to Long-term Management Strategies

In the ATM business, the Bank will continue to focus on expanding the area of ATM installation, as well as improve on its installation density in already-developed areas, by cooperating with local financial institutions, mainly in locations represented by the Seven & i Holdings retail premises. Furthermore, in order to enable safe and secure usage of the ATM network by its customers, the Bank will further strive to improve the quality of its ATM services, by such means as enhancement of customer safety and convenience and the reinforcement of security measures, thereby consistently and continuously fulfilling its mission to society.

Additionally, the Bank has commenced services such as its administrative intermediation and agency services through its manned outlets that rely on the relationships with its correspondent financial institutions, which have been nurtured through its ATM business, in addition to enhancing its financial services to its retail customers by utilizing the infrastructure and customer base of Seven & i Holdings. In this way, the Bank is endeavoring to create a new business model, while at the same time, striving to establish a more secure profit structure.

3. Financial Results and Financial Position

(1) Status of the ATM business

1. Status of correspondent relationships and regional expansion

During the period under review, Towa Bank (April 2006), Sendai Bank, Daisan Bank (May 2006), and Mizuho Bank (July 2006) have become correspondent financial institutions of the Bank, enabling ATM access to an even greater number of customers.

Additionally, the Bank has vigorously promoted efforts to conclude ATM service agreements with institutions other than commercial and regional banks, including shinkin banks, credit unions, securities firms, life insurance companies, consumer finance companies, credit companies for businesses, etc.

As a result of these efforts, a total of 23 financial institutions, i.e. four banks, eight Shinkin banks [Note 1], five credit unions

(Note 2), two securities firms, one insurance company, and three other financial institutions have been added to the Bank's network of correspondent financial institutions, bringing the total number of correspondent financial institutions to 535 (Note 3) as of September 30, 2006.

Moreover, as of September 30, 2006, the Bank's ATMs have been installed in the 30 prefectures of Tokyo, Shizuoka, Saitama, Osaka, Hyogo, Kanagawa, Chiba, Tochigi, Aichi, Kyoto, Nagano, Shiga, Fukuoka, Ibaraki, Hiroshima, Fukushima, Niigata, Kumamoto, Yamagata, Hokkaido, Yamaguchi, Gunma, Nagasaki, Okayama, Miyazaki, Yamanashi, Gifu, Saga, Mie and Miyagi (in order of their installation).

By improving the installation density of ATMs, the total number of ATMs installed reached 11,726 as of September 30, 2006, an increase of 242 ATMs from the total of 11,484 as of the end of March of the same year.

(Note 1) The number of correspondent Shinkin banks as of March 31, 2005 was 255. The number later increased to 263 as of September 30, 2006.
(Note 2) The number of correspondent credit unions as of March 31, 2005 was 118. There were additions to the number of correspondent credit unions as well as mergers among the institutions bringing the total number of correspondent credit unions to 126 as of September 30, 2006.
(Note 3) JA Bank and JF Marinebank are considered to be one from the standpoint of business category.

2. Status of ATM transactions

At the Bank's ATMs, not only are the customers able to use the Bank's cashcards for withdrawals, deposits, bank transfers and balance inquiries, but are also able to use the cashcards of the correspondent financial institutions for similar teller services such as withdrawals and balance inquiries (the available services, operating hours, fees, etc. for the use of cashcards of other financial institutions will vary by each correspondent financial institution). During the period under view, all ATMs were made compatible with IC cards beginning in April and as of September 30, the Bank's ATMs were compatible with the IC cards of 15 banks, including the Bank's, and the number is expected to increase in the future. Furthermore, the Bank, in order to promote a more detailed understanding of the cards that may be used and the available services, has been putting up notices and engaging in other advertisement activities, in line with the characteristics of each region, in cooperation with Seven & i Holdings and the correspondent financial institutions. As a result of these activities, the average daily ATM transaction volume has increased beyond all expectations by constantly surpassing the one million mark each month during the period from April to September, while the total ATM transaction volume for September 25 (payday) reached a record breaking 1.76 million. Consequently, during the current interim period, the total ATM transaction volume reached 204 million for a daily average transaction volume of 97 per ATM for the period.

(2) Status of the financial services business

As of September 30, 2006, the Bank had 433,000 deposit accounts with total deposits of ¥197,100 million (excluding negotiable certificates of deposits). Of the total number of accounts, ordinary deposits for individuals, the Bank's main target, accounted for 414,000 accounts with total deposits of ¥62,600 million and these numbers are increasing steadily. Individual time deposits, which the Bank began to accept from March 20, 2006, amounted to ¥9,200 million as of September 30, 2006.

The Bank's manned branches, *Minna no Ginkou Madoguchi* ("Everyone's Bank Teller Window"), which have been established experimentally at the Ito-Yokado retail premises have increased to five (Soga, Yachiyo, Kawaguchi, Kasai and

Kameari Stores) as of September 30, 2006. Three of these outlets out of the five are engaged in agency services as of the end of September: the Soga Store (agency services for Chiba Bank), the Kawaguchi Store (agency services for Sumitomo Mitsui Banking corporation and Saitama Resona Bank) and the Kameari Store (agency services for Resona Bank).

(3) Financial results

During the 1st half of the fiscal year ending March 31, 2007, the 6th fiscal period for the Bank, ordinary income was ¥37,234 million, ordinary profit was ¥12,919 million, and net income was ¥7,524 million. The increase in ordinary income was due mainly to the steady growth of ATM transaction volume, which resulted from the increase in correspondent financial institutions and installed ATMs, as well as stepped-up advertising activities.

(4) Financial condition

《 Assets 》

The Bank's assets amounted to ¥440,703 million, of which the major part, or ¥258,739 million, was taken up by cash and due from banks necessary for ATM operations. Assets also included securities (Japanese government bonds, government guaranteed bonds) in the amount of ¥71,473 million pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan, and system development assets (software and software-related temporary accounts) in the amount of ¥11,759 million, which accounted for the greater part of fixed assets.

《 Liabilities 》

The Bank's liabilities amounted to ¥372,033 million. Deposits (excluding negotiable certificates of deposits) in the amount of ¥197,147 million, which made up the greater part of liabilities, consisted of ¥53,444 million in individual ordinary deposits and ¥9,220 million in time deposits.

《 Net assets 》

Although retained earnings grew to ¥13,613 million as a result of recording an interim net income of ¥7,524 million, net assets came to ¥68,670 million, as the Bank executed a stock repurchase in the amount of ¥5,940 million during the current interim period. Also during the current term, a capital reduction of ¥30,500 million was executed and the entire amount was transferred to capital reserve. The Bank's capital adequacy ratio (domestic standards) was 161.88% (on a preliminary basis).

(5) Forecast for the full year

In the latter half of 2006, the Bank will continue to expand and improve its operating bases in the ATM and financial services businesses.

In the ATM business, plans are underway to expand into Nara prefecture (through the correspondent relationship with Nanto Bank) and Iwate prefecture (through the correspondent relationship with Iwate Bank) in October, while expansion into Aomori prefecture (through the correspondent relationship with Aomori Bank) is planned for March 2007. In terms

of improving installation density in already developed areas, the number of ATMs installed is expected to reach approximately 12,100, which will fall short of initial projections, due mainly to the installation plans for Wakayama and Oita prefecture being delayed until next year. The Bank also plans to further increase the number of its correspondent banks by concluding ATM service agreements with regional banks in areas where Seven-Eleven stores are not represented. Additionally, the Bank intends to actively engage in promotion activities tailor-made to each locality and customer base to raise the awareness of the Bank's ATM services and encourage greater use. By implementing such measures, the Bank anticipates the total ATM transaction volume for fiscal year 2006 to surpass initial projections and reach approximately 415 million transactions (+ 73 million transactions year-on-year), and the daily average ATM transaction volume to reach approximately 97 transactions per ATM (+ 9 transactions year-on-year).

In the financial services business, the Bank, in order to answer to a wide range of customer needs, will commence lending loans to individuals from the spring of 2007. The Bank's manned branches, *Minna no Ginkou Madoguchi* ("Everyone's Bank Teller Window"), which are located in select Ito-Yokado stores, will continue to reinforce the Bank's correspondent relationships through the provision of agency and administrative agency services and endeavor to construct a new business model.

The Bank, in order to establish an even more robust management base, will engage in aggressive investments, which will be diverted to the replacement to second generation ATMs, the ongoing process of increasing financial institutions compatible with IC cards and cards issued overseas, as well to the upgrade of financial services such as the provision of loans to individual borrowers. Additionally, the ATMs, which had previously been procured under lease agreements, will eventually be switched over to proprietary ATMs, which, in turn, will result in the increase in depreciation costs. In view of the above, the Bank anticipates ordinary expenses to increase and consequently has recorded an extraordinary loss of ¥2,000 million in penalties for the cancellation of leases on ATM, accompanying the renewal of ATM's before the expiry of their leases.

On the other hand, ATM transaction volume is also expected to steadily increase as a result of the Bank's efforts enumerated above. As a result, financial results for the fiscal year ending March 31, 2007, are expected to surpass initial projections as ordinary income reaches ¥75,500 million (+ 16.8% year-on-year), ordinary profit reaches ¥22,700 million yen (+ 17.0% year-on-year) and net income reaches ¥12,300 million (+ 17.1% year-on-year).

*The above forecast contains assumptions and prospects based on the information available at the issuing date of this report. Accordingly, the final results may vary due to various factors.

Interim Balance Sheet for 6th Fiscal Year (As of September 30, 2006)

(In millions of yen)

Category	Amount	Category	Amount
(Assets)		**(Liabilities)**	
Cash and due from banks	258,739	Deposits	197,147
Call loans	19,400	Negotiable certificates of deposits	68,110
Securities	71,473	Borrowed money	65,000
Prepaid pension cost	69	Bonds	15,000
Accrued income	6,162	ATM-related temporary advances	16,468
ATM-related temporary payments	67,572	Other liabilities	9,905
Other assets	646	Reserve for bonuses	191
Tangible fixed assets	3,970	Reserve for retirement benefits for directors	209
Intangible fixed assets	11,776	**Total liabilities**	372,033
Deferred tax assets	979	**(Net assets)**	
Allowance for credit losses	(86)	Capital stock	30,500
		Capital surplus	30,500
		Capital reserve	30,500
		Retained earnings	13,613
		Other retained earnings	13,613
		Retained earnings brought forward	13,613
		Treasury stock	(5,940)
		Total stockholders' equity	68,673
		Net unrealized gain on available-for-sales	(3)
		Total valuation and translation adjustments	(3)
		Total net assets	68,670
Total assets	440,703	**Total liabilities and net assets**	440,703

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. Securities are carried at their quarter-end fair market value (cost of securities sold is calculated using primarily the moving-average method). Net unrealized gains or losses on these securities are included in net assets, the net of income taxes.

3. Derivative transactions are carried at fair value.

4. Tangible fixed assets are depreciated using the declining balance method over the estimated useful lives of the assets. However, buildings, other than the fixtures attached to them, are depreciated using the straight-line method. The useful lives of major assets are as follows:

Buildings	6 years to 18 years
Equipment	2 years to 20 years

5. Software for internal use is depreciated over the estimated useful life if used internally (5 years), using the straight-line method.

6. An allowance for credit losses is provided as detailed below, in accordance with the Bank's internal standards for write-offs and provisions.

For credits to obligors classified as "normal obligors" or "watch obligors" according to the *Operational Guidelines for*

Verification of Internal Control for Self-Assessment of Assets in Banks and Other Financial Institutions (JICPA Bank Auditing Special Committee Report No. 4), credits are classified into certain categories and the allowance for credit losses is provided based on the Bank's estimated rate of credit losses. For credits to obligors classified as "bankruptcy risk obligors," the allowance for credit losses is provided for the amount deemed necessary for the amount remaining after deductions have been made for the estimated recoverable amount from available security interests and guarantees. For credits to obligors classified as "substantially bankrupt obligors" or "bankrupt obligors," the allowance for credit losses is provided in the full amounts of such credits, after deductions have been made for the estimated recoverable amount from available security interests and guarantees. Furthermore, the Internal Audit Division, which is independent from the divisions concerned, audits the evaluation results.

The Bank's Risk Management Office, which is independent from the Bank's banking-related divisions, evaluates all credits, with the cooperation of the banking-related divisions, in accordance with its internal rules for self-assessment of assets, and the allowance is provided based on the results of these assessments.

7. In order to prepare for the payment of employee bonuses, the Bank records a reserve for bonuses in the amount of estimated bonuses attributed to the interim period.
8. In order to prepare for the payment of retirement benefits to employees, the Bank records a reserve for employees' retirement benefits in the amount deemed accrued at the interim period-end, based on the projected retirement benefit obligation and the estimated amount of pension plan assets at the fiscal-year-end.

   During the current interim period, as the estimated amount of pension plan assets exceeded the balance of projected retirement benefit obligations, which have been adjusted for unrecognized prior service costs and unrecognized net actuarial difference, the Bank appropriated the surplus to "prepaid pension cost." Unrecognized prior service costs and unrecognized net actuarial differences are expensed using the following methods:

   Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at the time of incurrence.

   Unrecognized prior actuarial difference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.
9. In order to prepare for the payment of retirement benefits to directors and statutory auditors, the Bank records a reserve in the amount required at the current interim period-end in accordance with its internal rules.
10. Financing leases, which do not transfer ownership to the lessees, are accounted for in the same manner as operating leases.
11. Special interest rate swap treatment is applied to certain assets/liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.
12. National and local consumption taxes for the Bank are accounted for using the tax-excluded method.
13. Accumulated depreciation of premises and equipment totaled ¥888 million.
14. Securities in the amount of ¥69,973 million were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.

    Additionally, other assets include ¥387 million which is a security deposit.
15. Net assets per share are ¥58,894.16

    On January 31, 2006, the ASBJ revised its *Guidance on Accounting Standard for Earnings Per Share* (ASBJ Guidance No. 4, issued on September 25, 2002) and the revised guidance was applicable from the fiscal year ending on or after the enactment date of the Company Law. The Bank has applied the revised guidance, effective from the current interim period. The adoption of this revised guidance did not have any impact on the financial statements.
16. Market value of securities, unrealized gain/loss and other related matters are as below.

    Available-for-sale securities that have market prices or reasonably determinable prices

	Acquisition cost (in millions of yen)	Balance sheet amount (in millions of yen)	Net unrealized gains/losses (in millions of yen)
Bonds	71,478	71,473	(5)
Japanese government bonds	68,478	68,473	(5)

Government guaranteed bonds	2,999	3,000	0
Total	71,478	71,473	(5)

The above "net unrealized gains/losses" and the deferred tax assets of ¥2 million, whose total of (¥3 million) is stated as "Net unrealized gains (losses) on securities available-for-sale, net of taxes."

17. **Significant components of deferred tax assets and liabilities are as follows:**

Deferred tax assets	
Enterprise tax unpaid	411 Million yen
Tax disallowance of depreciation	385
Tax disallowance of reserve for retirement benefits for directors and statutory auditors	85
Tax disallowance of reserve for bonuses	78
Tax disallowance of reserve for credit losses	35
Others	11
Total deferred tax assets	1,007
Deferred tax liabilities	
Prepaid expenses	28
Total deferred tax liabilities	28
Net deferred tax assets	979 Million yen

18. As a result of the application of the *Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Statement No. 5, Accounting Standards of Board of Japan ("ASBJ"), December 9, 2005) and the *Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Guidance No. 8, ASBJ, December 9, 2005), from the fiscal year ending on or after the enactment date of the Company Law, the appended form of the *Enforcement Ordinance concerning the Banking Law* (Ministry of Finance Ordinance No. 10, 1982) was revised and replaced with the *Cabinet Office Ordinance Partially Revising Detailed Regulations on Mutual Loan Business Law* (Cabinet Office Ordinance No. 60, April 28, 2006), and has been applied from the fiscal year commencing on and after April 1, 2006. In view of the above, the following changes in the presentation of the Balance Sheet have been made starting from the current interim period:

(1) Under this new accounting standard, "Stockholders' equity" is "Net assets", presented in "Stockholders' equity" and "Valuation and translation adjustments."

The amount, which was previously presented as "Stockholders' equity" for the current interim period, totals ¥68,670 million.

(2) "Accumulated earnings," which had been included under "Retained earnings," were presented as "Retained earnings brought forward" under "Other retained earnings."

(3) "Valuation difference on stocks" is presented as "Net unrealized gains (losses) on available-for-sale securities, net of taxes."

(4) "Premises and equipment" are separately presented as "Tangible fixed assets", "Intangible fixed assets", and "Other assets".

(5) "Software" (¥10,265 million) and "Software-related temporary accounts" (¥1,494 million) are included in "intangible fixed assets".

19. Accompanying the partial revisions to *Accounting Standards for Treasury Shares and Appropriation of Legal Reserve* (ASBJ Statement No. 1, February 21, 2002) and *Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve* (ASBJ Guidance No. 2, February 21, 2002), which became effective on December 27, 2005 and August 11, 2006, respectively, and their application to procedures stipulated by the Company Law, the Bank has adopted these revised standards and guidance from the current interim period. The adoption of these standards and guidance did not have any impact on the financial statements.

20. Accompanying the partial revisions to *Accounting Standards for Financial Instruments* (ASBJ Statement No. 10, August 11, 2006), which became effective from the fiscal year ending on or after the announcement date of the revisions, the Bank has adopted these revised standards from the current interim period. The adoption of these standards did not have

any impact on the financial statements.

21. The Bank has concluded commitment contracts with four banks. The unused amount under the commitment lines was as follows:

Total amount of commitment line	30,000 million yen
Amount borrowed under the commitment line	—
Unused amount	30,000 million yen

22. At the Board of Directors meeting held on November 2, 2006, a resolution was passed to issue an unsecured domestic public bond (total amount under ¥60,000 million).

Interim Statement of Income for the 6th Fiscal Year (April 1, 2006 to September 30, 2006)

(In millions of yen)

Category	Amount	
Ordinary income		37,234
Interest income	122	
Of which Interest and dividends on securities	107	
Fees and commissions income	37,055	
Of which ATM-related fee income	36,046	
Other ordinary income	55	
Ordinary expenses		24,314
Interest expenses	529	
Of which Interest on deposits	76	
Fees and commission expenses	2,829	
Of which ATM placement fee expenses	2,666	
Of which ATM-related fee expenses	75	
Of which Other operating expenses	367	
General and administrative expenses	20,464	
Other ordinary expenses	122	
Ordinary profit		12,919
Extraordinary losses		571
Interim net income before income taxes		12,347
Current income taxes		4,885
Deferred income taxes		(62)
Interim net income		7,524

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.
2. Interim net income per share is ¥6305.06
3. There were no potentially dilutive stocks.
4. Other ordinary expenses include the "Transfer amount to allowance for credit losses" of ¥40 million.
5. Extraordinary losses consist of losses for the disposal of fixed assets of ¥45 million and expenses for cancellation of leases of ¥526 million.

Interim Statement of Changes in Net Assets for the 6th Fiscal Term
(From April 1, 2006 to September 30, 2006)

(In millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
		Capital reserve	Other retained earnings		
Balance as of March 31, 2006	61,000	–	6,089	–	67,089
Amount of changes during the interim period					
Transfer from common stock to capital reserve	(30,500)	30,500			–
Interim net income			7,524		7,524
Purchase of treasury stock				(5,940)	(5,940)
Net changes of items other than stockholders' equity during the interim period					–
Total amount of changes during the interim period	(30,500)	30,500	7,524	(5,940)	1,584
Balance as of September 30, 2006	30,500	30,500	13,613	(5,940)	68,673

	Valuation and translation adjustments		Total net assets
	Net unrealized gains/losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	(8)	(8)	67,080
Amount of changes during the interim period			
Transfer from common stock to capital reserve		–	–
Interim net income		–	7,524
Purchase of treasury stock		–	(5,940)
Net changes of items other than stockholders' equity during the interim period	5	5	5
Total amount of changes during the interim period	5	5	1,589
Balance as of September 30, 2006	(3)	(3)	68,670

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. Type and number of shares issued and treasury shares are as follows;

(In thousands of shares)

	Number of shares as of the end of the previous fiscal year	Increase in shares during the current interim period	Decrease in shares during the current interim period	Number of shares as of the end of the interim period	Remarks
Shares issued					
Common stock	1,220	–	–	1,220	
Total	1,220	–	–	1,220	
Treasury stock					
Common stock	–	54	–	54	(Note)
Total	–	54	–	54	

(Note) Increase of 54 thousand shares is due to the acquisition of own shares pursuant to a resolution of the ordinary general meeting of shareholders held on June 16, 2006.

3. There are no stock acquisition rights.

4. The Bank does not pay out dividends.

5. **"Other retained earnings" consist of the following:**

	Balance as of end of previous fiscal year	Amount of change during the interim period	Balance as of end of interim period
Retained earnings brought forward	¥6,089 million	¥7,524 million	¥13,613 million

6. Accompanying the application of *the Accounting Standards for Statement of Changes in Net Assets* (ASBJ Statement No. 6, December 27, 2005) and the *Guidance on Accounting Standards for Statement of Changes in Net Assets* (ASBJ Guidance No. 9, December 27, 2005) from the fiscal year ending on or after the enactment date of the Company Law, the Bank has adopted these standards and guidance from the current interim period and prepared the statement of changes in net assets, accordingly.

Interim Statement of Cash Flows for the 6th Fiscal Term
From April 1, 2006 to September 30, 2006

(In millions of yen)

Category		Amount
I	Cash flows from operating activities	
	Interim income before income taxes	12,347
	Depreciation of fixed assets	2,187
	Net change in allowance for credit losses (loss)	40
	Interest income	(122)
	Interest expenses	529
	Net gains/losses on security transactions (loss)	56
	Net gains/losses on disposal of fixed assets (loss)	45
	Net change in deposits (loss)	15,376
	Net change in negotiable certificates of deposits (loss)	53,000
	Net change in call loans, etc (loss)	(19,400)
	Net change in ATM-related temporary accounts (loss)	(24,809)
	Interest received	226
	Interest paid	(485)
	Other-net	(131)
	Subtotal	38,862
	Income taxes paid	(3,855)
	Net cash provided by operating activities	35,006
II	Cash flows from investing activities	
	Purchases of securities	(83,558)
	Proceeds from maturities of securities	65,500
	Purchases of tangible fixed assets	(3,317)
	Purchase of intangible fixed assets	(2,069)
	Net cash used in investing activities	(23,445)
III	Cash flows from financing activities	
	Purchases of treasury stock	(5,940)
	Net cash used in financing activities	(5,940)
IV	Effect of exchange rate changes on cash and cash equivalents	–
V	Net increase in cash and cash equivalents	5,621
VI	Cash and cash equivalents at the beginning of the year	253,117
VII	Cash and cash equivalents at the end of the interim period	258,739

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen have been omitted.

2. For the purpose of the interim statement of cash flow, cash and cash equivalents represent "cash and due from banks" on the balance sheet.

3. In accordance with the revision to the appended form of the *Enforcement Ordinance concerning the Banking Law* (Ministry of Finance Ordinance No. 10, 1982) with the *Cabinet Office Ordinance Partially Revising Detailed Regulations on Mutual Loan Business Law* (Cabinet Office Ordinance No. 60, April 28, 2006), and its application from the fiscal year commencing on and after April 1, 2006, the following changes in the presentation of the Statement of Cash Flows have been made starting from the current term:

(1) As "Premises and equipment" in the balance sheet are separately presented as "Tangible fixed assets," "Intangible fixed assets," and "Other assets," "Net gains/losses on disposal of premises and equipment (loss)" are presented as "Net gains/losses on disposal of fixed assets (loss)."

(2) "Purchases of premises and equipment" are presented as "Purchases of tangible fixed assets."

Comparative Interim Balance Sheet (Major components)

(In millions of yen)

Category	A s of Sept. 30	As of Sept. 30,	(A−B)	As of Mar 31, 2006 (Summary) (C)	(A−C)
(Assets)					
Cash and due from banks	258,73	261,82	(3,083)	253,117	5,622
Call loan	19,400	–	19,400	–	19,400
Securities	71,473	22,034	49,439	53,571	17,902
Prepaid pension cost	69	61	8	68	1
Accrued income	6,162	4,977	1,185	5,706	456
ATM-related temporary payments	67,572	32,194	35,378	35,127	32,445
Software	–	8,425	–	10,295	–
Software-related temporary accounts	–	3,716	–	858	–
Other assets	646	216	430	790	(144)
Premises and equipment	–	712	–	928	–
Tangible fixed assets	3,970	–	–	–	–
Intangible fixed assets	11,776	–	–	–	–
Deferred tax assets	979	577	402	920	59
Allowance for credit losses	(86)	(55)	(31)	(45)	(41)
Total assets	440,70	334,68	106,019	361,338	79,365
(Liabilities)					
Deposits	197,14	171,65	25,491	181,770	15,377
Negotiable certificates of deposits	68,110	32,120	35,990	15,110	53,000
Borrowed money	65,000	40,000	25,000	65,000	–
Bonds	15,000	15,000	–	15,000	–
ATM-related temporary advances	16,468	7,670	8,798	8,833	7,635
Other liabilities	9,905	5,441	4,464	8,267	1,638
Reserve for bonuses	191	132	59	148	43
Reserve for retirement benefits for directors and statutory auditors	209	113	96	128	81
Total liabilities	372,03	272,13	99,900	294,257	77,776
(Stockholders' equity)					
Common stock	–	61,000	–	61,000	–
Retained earnings	–	1,544	–	6,089	–
Interim (current) accumulated profit	–	1,544	–	6,089	–
Interim (current) net profit	–	6,046	–	10,590	–
Net unrealized gains/losses on available-for-sale	–	5	–	(8)	–
Total stockholders' equity	–	62,550	–	67,080	–
Total liabilities and stockholders' equity	–	334,68	–	361,338	–
(Net assets)					
Capital stock	30,500	–	–	–	–
Capital surplus	30,500	–	–	–	–
Capital reserve	30,500	–	–	–	–
Retained earnings	13,613	–	–	–	–
Other retained earnings	13,613	–	–	–	–
Retained earnings brought forward	13,613	–	–	–	–
Treasury stocks	(5,940)	–	–	–	–
Total stockholders' equity	68,673	–	–	–	–
Net unrealized losses on available-for-sale securities	(3)	–	–	–	–

Total valuation and translation adjustments	(3)	—	—	—	—
Total net assets	68,670	—	—	—	—
Total liabilities and net assets	440,70	—	—	—	—

Comparative Interim Statement of Income (Major Components)

(In millions of yen)

Category	1st Half of FY2006 (A)	1st Half of FY 2005 (B)	(A − B)	FY2005 (Summary)
Ordinary income	37,234	30,967	6,267	64,612
Interest income	122	(2)	124	78
Of which Interest and dividends on securities	107	(2)	109	78
Fees and commissions income	37,055	30,868	6,187	63,973
Of which ATM-related fee income	36,046	29,908	6,138	61,957
Other operating income	—	73	(73)	444
Other ordinary income	55	27	28	116
Ordinary expenses	24,314	21,184	3,130	45,203
Interest expenses	529	281	248	634
Of which Interest on deposits	76	19	57	45
Fees and commissions expenses	2,829	2,327	502	4,845
Of which ATM placement fee expenses	2,666	2,206	460	4,556
Of which ATM-related fee expenses	75	63	12	134
Other operating expenses	367	—	367	68
General and administrative expenses	20,464	18,489	1,975	39,565
Other ordinary expenses	122	86	36	88
Ordinary profit	12,919	9,782	3,137	19,409
Extraordinary gains	—	5	(5)	15
Extraordinary losses	571	1	570	2,823
Interim income before income taxes	12,347	9,787	2,560	16,601
Current income taxes	4,885	1,267	3,618	3,870
Adjustments for income taxes	(62)	2,474	(2,536)	2,141
Interim net income	7,524	6,046	1,478	10,590
Accumulated losses	—	4,501	—	4,501
Interim (current) accumulated earnings	—	1,544	—	6,089

Comparative Interim Statement of Cash Flows

(In millions of yen)

Category	April 1, 2006–Sept. 30, 2006 (A)	April 1, 2005–Sept. 30, 2005 (B)	(A) − (B)	April 1, 2005–March 31, 2006
I Cash flows from operating activities				
Interim (current) income before income taxes	12,347	9,787	2,560	16,601
Depreciation of fixed assets	2,187	2,008	179	4,311
Net change in allowance for credit losses(loss)	40	(5)	45	(15)
Interest income	(122)	2	(124)	(78)
Interest expenses	529	281	248	634
Net gains/losses on securities transactions (loss)	56	—	56	68
Net gains/losses on disposal of premises and equipment (loss)	—	1	—	47
Net gains/losses on disposal of fixed assets(loss)	45	—	—	—
Net change in deposits (loss)	15,376	46,879	(31,503)	56,993
Net change in negotiable certificates of deposit (loss)	53,000	(32,880)	85,880	(49,890)
Net change in borrowed money, etc. (loss)	—	—	—	25,000
Net change in call loans (loss)	(19,400)	—	(19,400)	—
Net change in ATM-related temporary accounts(loss)	(24,809)	(3,817)	(20,992)	(5,587)
Interest received	226	56	170	292
Interest paid	(485)	(281)	(204)	(561)
Other-net	(131)	(1,285)	1,154	(594)
Subtotal	38,862	20,746	18,116	47,223
Income taxes paid	(3,855)	(10)	(3,845)	(10)
Net cash provided by operating activities	35,006	20,735	14,271	47,212
II Cash flows from investing activities:				
Purchase of securities	(83,558)	(28,606)	(54,952)	(123,394)
Proceeds from maturity of securities	65,500	32,500	33,000	95,500
Purchases of premises and equipment	—	(97)	—	(214)
Purchases of software	—	(3,507)	—	(6,784)
Purchases of tangible fixed assets	(3,317)	—	—	—
Purchases of intangible fixed assets	(2,069)	—	—	—
Net cash used in investing activities	(23,445)	288	(23,733)	(34,892)
III Cash flows from financing activities:				
Purchases of treasury stock	(5,940)	—	(5,940)	—
Net cash used in financing activities	(5,940)	—	(5,940)	—

Ⅳ Effects of exchange rate changes on cash and cash equivalents	–	–	–	–
Ⅴ Net increase in cash and cash equivalents	5,621	21,024	(15,403)	12,319
Ⅵ Cash and cash equivalents at the beginning of the period	253,117	240,797	12,320	240,797
Ⅶ Cash and cash equivalents at the end of the interim (year)	258,739	261,822	(3,083)	253,117

Ⅱ.Other Financial Information

Unless otherwise stated in the notes, all fractional amounts have been rounded down.

Since the Bank did not extend any loans during the interim period under review, the following information on loans will be omitted:

Average balance of loans, balance of loans by residual period, loan breakdown by collateral, loan breakdown by purpose of funds, loan breakdown by industry, loans to small and medium-sized corporations, country risk reserve, loan/deposit ratio, balance of loans to bankrupt obligors, balance of past due loans, balance of loans past due for three months or more, amount of restructured loans, write-offs of loans.

【Major Financial Indicators】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	1st Half of FY 2004	FY 2005	FY 2004
Ordinary income	37,234	30,967	22,321	64,612	47,967
Ordinary profit	12,919	9,782	4,355	19,409	10,075
Interim (current) net income	7,524	6,046	6,404	10,590	10,843
Common stock	30,500	61,000	61,000	61,000	61,000
Total number of issued shares	1,220,000 shares	1,220,000 shares	1,220,000 shares	1,220,000 shares	1,220,000 shares
Net assets	68,670	62,550	52,066	67,080	56,508
Total assets	440,703	334,684	294,277	361,338	313,305
Deposits	197,147	171,656	123,261	181,770	124,776
Loans	—	—	—	—	—
Securities	71,473	22,034	25,006	53,571	26,012
Non-consolidated capital ratio	(Preliminary) 161.88%	222.28%	186.63%	233.49%	182.39%
Number of employees	235	194	153	211	181

Beginning with the current interim period, the Bank has adopted the *Accounting Standards for Presentation of Net Assets* (ASBJ Statement No. 5) and accordingly has recorded the total of amounts recorded under "Net assets" in place of the former "stockholders' equity."

The number of employees does not include directors, temporary staff or part-time workers.

【Gross Profit, Net Business Profit】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Net interest income	(406)	(283)	(123)	(556)
Net fees and commissions	34,226	28,540	5,686	59,127
Other operating income	(367)	73	(440)	375
Gross business profit	33,451	28,331	5,120	58,946

Gross business profit rate	55.80%	90.66%	(34.86%)	72.71%
Net business profit	12,946	9,841	3,105	19,381

There were no interest income/fees commissions from international operations. There were no trading revenues.

Gross business profit rate is calculated by dividing gross business profit by the average balance of interest-bearing assets.

【Average Balance of Interest-earning Assets and Interest-bearing Liabilities】

(In millions of yen, %)

		1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Balance of interest-earning assets (Use of Funds) ①	Average balance	119,562	62,322	57,240	81,064
	Interest income/expense	122	(2)	124	78
	Return rates	0.20	(0.00)	0.20	0.09
Securities	Average balance	65,192	26,346	38,846	39,337
	Interest income/expense	107	(2)	109	78
	Return rates	0.32	(0.01)	0.33	0.19
Call loans	Average balance	9,477	–	9,477	–
	Interest income/expense	8	–	8	–
	Return rates	0.17	–	0.17	–
Deposits with banks (Excluding non-interest portion)	Average balance	44,892	35,975	8,917	41,726
	Interest income/expense	6	0	6	0
	Return rates	0.03	0.00	0.03	0.00
Balance of interest-bearing liabilities (Source of funds) ②	Average balance	324,722	274,554	50,168	290,699
	Interest income/expense	529	281	248	634
	Return rates	0.32	0.20	0.12	0.21
Deposits	Average balance	188,839	137,460	51,379	153,984
	Interest income/expense	76	19	57	45
	Return rates	0.08	0.02	0.06	0.02
Negotiable certificates of deposit	Average balance	25,071	58,896	(33,825)	42,103
	Interest income/expense	35	11	24	16
	Return rates	0.27	0.03	0.24	0.03
Call money	Average balance	30,801	23,196	7,605	33,131
	Interest income/expense	20	0	20	2
	Return rates	0.13	0.00	0.13	0.00
Borrowed money	Average balance	65,008	40,000	25,008	46,479
	Interest income/expense	331	182	149	438

	Return rates	1.01	0.91	0.10	0.94
Bonds	Average balance	15,000	15,000	—	15,000
	Interest income/expense	66	66	—	132
	Return rates	0.88	0.88	—	0.88
Net yield/interest rate (Return ① —Return ②)		(0.12)	(0.20)	0.08	(0.12)

There were no interest-earning assets/interest-bearing liabilities in international operations.

【Changes in Interest Income/Interest Expenses】

(In millions of yen)

	1st Half of FY 2006			1st Half of FY 2005			FY 2005		
	Volume-related increase/decrease	Rate-related increase/decrease	Net increase/decrease	Volume-related increase/decrease	Rate-related increase/decrease	Net increase/decrease	Volume-related increase/decrease	Rate-related increase/decrease	Net increase/decrease
Interest income (Use of funds)	73	51	125	(0)	(17)	(17)	29	22	52
Securities	64	46	110	(0)	(17)	(17)	29	22	52
Call loans	8	—	8	—	—	—	—	—	—
Deposits with banks (excluding non-interest portion)	1	5	6	0	(0)	0	0	0	0
Interest expenses (Source of funds)	106	142	248	98	2	101	175	13	188
Deposits	20	35	56	3	0	3	10	0	11
Negotiable certificates of deposit	(47)	70	23	(1)	0	(0)	(9)	1	(7)
Call money	4	14	19	0	(0)	(0)	0	0	1
Borrowed money	127	20	148	95	1	97	173	10	183
Bonds	—	—	—	—	0	0	—	0	0

Changes due to a combination of volume- and rate-related increases/decreases have been calculated proportionally.

There were no interest income/interest expenses from international operations.

【Ratios】

(%)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Ordinary profit to total assets	6.31	5.65	0.66	5.26
Ordinary profit to equity	37.30	31.71	5.59	28.95
Interim net (current) income to total assets	3.67	3.49	0.18	2.87
Interim (current) net income to equity	21.72	19.60	2.12	15.80

Ratios for each interim period have been converted into annual ratios.

【Average Balance of Deposit Accounts】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Liquid deposits	180,782	137,446	43,336	153,481
Time deposits	8,057	14	8,043	503
Negotiable certificates of deposit	25,071	58,896	(33,825)	42,103
Total	213,911	196,357	17,554	196,088

There were no deposit account balances in the international divisions.

【Term-end Balance of Deposit Accounts】

(In millions of yen)

	As of Sept. 30, 2006	As of Sept. 30, 2005	Comparison	As of March 31, 2006
Liquid deposits	186,443	171,622	14,821	178,047
Time deposits	10,703	33	10,670	3,723
Negotiable certificates of deposit	68,110	32,120	35,990	15,110
Total	265,257	203,776	61,481	196,880

There were no deposit account balances in the international divisions.

【Balance of Time Deposits by Residual Period】

(In millions of yen)

	As of Sept. 30, 2006	As of Sept. 30, 2005	Comparison	As of March 31, 2006
Less then 3 months	2,645	—	2,645	391
3-6 months	1,097	—	1,097	313
6 months-1 year	2,163	—	2,163	831
1-2 years	508	—	508	207
2-3 years	2,389	33	2,356	1,478
More than 3 years	1,899	—	1,899	500
Total	10,703	33	10,670	3,723

【Breakdown of Operating Expenses】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Operating expenses	20,464	18,489	1,975	39,565
Personnel expenses	1,468	1,077	391	2,487
Non-personnel expenses	17,550	16,332	1,218	34,752
Outsourcing expenses	6,714	6,862	(148)	14,442
Rent and lease expenses	3,614	3,597	17	7,502
Depreciation expenses	2,187	2,008	179	4,311

【Average Balance of Trading Securities】

Not applicable.

【Securities by Remaining Maturity】

As of September 30, 2006 (In millions of yen)

	Less than 1 year	1-5 years	5-10 years	More than 10 years	Total
Japanese government bonds	68,473	—	—	—	68,473
Local government bonds	—	—	—	—	—
Corporate bonds	3,000	—	—	—	3,000
Stocks	—	—	—	—	—

Others	—	—	—	—	—
Foreign bonds	—	—	—	—	—
Foreign stocks	—	—	—	—	—
Total	71,473	—	—	—	71,473

The international divisions do not hold any securities.

The Bank holds government guaranteed corporate bonds only.

As of September 30, 2005

(In millions of yen)

	Less than 1 year	1-5 years	5-10 years	More than 10 years	Total
Japanese government bonds	16,025	—	—	—	16,025
Local government bonds	—	—	—	—	—
Corporate bonds	3,005	3,003	—	—	6,008
Stocks	—	—	—	—	—
Others	—	—	—	—	—
Foreign bonds	—	—	—	—	—
Foreign stocks	—	—	—	—	—
Total	19,031	3,003	—	—	22,034

The international divisions do not hold any securities.

The Bank holds government guaranteed corporate bonds only.

As of March 31, 2006

(In millions of yen)

	Less than 1 year	1-5 years	5-10 years	More than 10 years	Total
Japanese government bonds	47,568	—	—	—	47,568
Local government bonds	—	—	—	—	—
Corporate bonds	6,002	—	—	—	6,002
Stocks	—	—	—	—	—
Others	—	—	—	—	—
Foreign bonds	—	—	—	—	—
Foreign stocks	—	—	—	—	—
Total	53,571	—	—	—	53,571

The international divisions do not hold any securities.

The Bank holds government guaranteed corporate bonds only.

【Average Balance of Securities】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Japanese government bonds	60,641	20,350	40,291	33,341
Local government bonds	—	—	—	—
Corporate bonds	4,550	5,995	(1,445)	5,995
Stocks	—	—	—	—
Others	—	—	—	—
Foreign bonds	—	—	—	—
Foreign stocks	—	—	—	—
Total	65,192	26,346	38,846	39,337

The international divisions do not hold any securities.

The Bank holds government guaranteed corporate bonds only.

【Term-end Balance of Securities】

(In millions of yen)

	As of Sept. 30, 2006	As of Sept. 30, 2005	Comparison	As of March 31, 2006
Japanese government bonds	68,473	16,025	52,448	47,568
Local government bonds	—	—	—	—
Corporate bonds	3,000	6,008	(3,008)	6,002
Stocks	—	—	—	—
Others	—	—	—	—
Foreign bonds	—	—	—	—
Foreign stocks	—	—	—	—
Total	71,473	22,034	49,439	53,571

The international divisions do not hold any securities.

The Bank holds government guaranteed corporate bonds only.

【Securities/Deposits Ratio】

(%)

	1st Half of FY 2006	1st Half of FY 2005	Comparison	FY 2005
Securities/Deposits % (year-end balance)	26.94	10.81	16.13	27.21
〃 (average balance)	30.47	13.41	17.06	20.06

Securities/Deposits % $\left(\frac{\text{Interim (term-end) (average) balance of securities}}{\text{Interim (term-end) (average) balance of deposits/bonds}} \times 100 \right)$

【State of Capital Adequacy】

(In millions of yen)

			As of Sept. 30, 2006 (Preliminar	As of Sept. 30, 2005	Comparison	As of March 31, 2005
Basic item		(A)	68,670	62,544	6,126	67,080
Supplementary items	Allowance for credit losses		83	53	30	42
	Other allowances		—	—	—	—
	Total		83	53	30	42
	Amount includable as qualify	(B)	83	53	30	42
Deduction	Intentional hold of financing method of other financial institutions	(C)	—	—	—	—
Total risk-adjusted cap	(A) + (B) − (C)	(D)	68,753	62,597	6,156	67,123
Risk and assets	Assets(on-balance) item	(E)	42,417	28,126	14,291	28,671
	off-balance-sheet items	(F)	52	35	17	74
Total	(E) + (F)	(G)	42,470	28,161	14,309	28,746
Capital adquacy ratio (domestic standard)= (D) / (G)			161.88%	222.28%	60.40%	233.49%

[Market prices of available-for-sale securities and other information]

As of September 30, 2006 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	68,478	68,473	(5)	4	10
Government guaranteed bonds	2,999	3,000	0	0	−
Total	71,478	71,473	(5)	5	10

The international divisions do not hold any securities.

As of September 30, 2005 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	16,027	16,025	(2)	0	2
Government guaranteed bonds	5,997	6,008	11	11	−
Total	22,025	22,034	9	11	2

The international divisions do not hold any securities.

As of March 31, 2006 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	47,587	47,568	(18)	−	18
Government guaranteed bonds	5,998	6,002	3	3	−
Total	53,585	53,571	(14)	3	18

The international divisions do not hold any securities.

[Market prices of money in trust and other information]

Not applicable

[Fair value of derivative transactions and other information]

1. Interest rate derivatives

As of September 30, 2006 (In millions of yen)

Category	Type		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	(65)	(65)

Total			35,000	35,000	(65)	(65)

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

Derivative transactions to which special treatment is applied are not included in the amounts above.

As of September 30, 2005 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	(378)	(378)
Total			35,000	35,000	(378)	(378)

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted presentvalue model.

As of March 31, 2006 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	121	121
Total			35,000	35,000	121	121

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted present value model.

Derivative transactions to which special treatment is applied are not included in the amounts above.

2. Currency derivatives
   Not applicable

【Term-end Balance of Allowance for Credit Losses】

(In millions of yen)

	As of Sept. 30, 2006	As of Sept. 30, 2005	Comparison	As of March 31, 2006
General allowance	83	53	30	42
Specific allowance	3	2	1	3
Allowance for receivables of specific overseas countries	—	—	—	—
Total	86	55	31	45

General allowances for temporary payments that continuously occur over the course of operations are recorded according to internal rules.

【Changes in Allowance for Credit Losses during the Term】

(In millions of yen)

	1st Half of FY 2006	1st Half of FY 2005	FY 2005
General allowance	40	(7)	(18)
Specific allowance	0	2	3
Allowance for receivables of specific overseas countries	—	—	—
Total	40	(5)	(15)

【Self-assessments of Assets】

(Unit: In millions of yen)

Type of claims	As of Sept. 30, 2006	As of Sept 30, 2005	Comparison	As of March 31, 2005
Unrecoverable or valueless claims	—	—	—	—
Doubtful claims	—	—	—	—
Claims in need of special attention	—	—	—	—
Normal borrowers	67, 604	32, 248	35, 356	35,201
Total	67, 604	32, 248	35, 356	35,201

The above is based on The Law concerning Emergency Measures for the Revitalization of the Financial Functions.

【Bonds】

Issue	Issue date	Total issue amount	Issue price	Balance as of beginning of year	Increase during the year	Decrease during the year	Balance as of Sept. 30, 2006 (With maturity date within 1 year)	Interest rate	Maturity date
First Debenture Bonds (limited to qualified institutional	Month, date, year Dec 10, 2003	15,000	Yen 100.00	15,000	—	—	15,000 (—)	% 0.88	Month, date, year Dec 10,2008

III.Other Information

【Outline of the Bank】 As of September 30, 2006

1. Name Seven Bank, Ltd.
2. Location of Head Office 1-6-1 Marunouchi, Chiyoda-ku, Tokyo
3. President Takashi Anzai
4. Established April 10, 2001
5. Commenced Business May 7, 2001
6. Capital stock ¥30,500 million
7. Number of issued shares 1,220,000 shares
8. Principal shareholders

Shareholder	Number of shares held	Percentage of voting rights
Seven-Eleven Japan Co., Ltd.	303,639shares	26.04%
Ito-Yokado, Ltd.	196,961shares	16.89%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,000shares	5.15%
Corporate Value-up Fund Investment LPS	55,400shares	4.75%
York-Benimaru Co., Ltd.	52,400shares	4.49%
Sumitomo Mitsui Banking Corporation	30,000shares	2.57%
Resona Bank, Limited	30,000shares	2.57%
The Dai-ichi Mutual Life Insurance Company	30,000shares	2.57%
Life Foods Co., Ltd.	30,000shares	2.57%
Meiji Yasuda Life Insurance Company	20,000shares	1.72%
Nippon Life Insurance Company	20,000shares	1.72%
Mitsui Sumitomo Insurance Company, Limited	20,000shares	1.72%
Nomura Research Institute, Ltd.	20,000shares	1.72%
Nomura Holdings, Inc.	20,000shares	1.72%
Nikko Cordial Corporation	20,000shares	1.72%
Hitachi, Ltd.	20,000shares	1.72%
NEC Corporation	20,000shares	1.72%

*Rounded down to nearest one-one hundredth of one per cent

*Seven Bank holds 54,000 shares of treasury stock.

9. Directors and Statutory Auditors

President and Representative Director	Takashi Anzai
Director, Senior Managing Executive Officer	Masatoshi Wakasugi
Director, Managing Executive Officer	Toshiaki Ikeda
Director, Executive Officer	Kensuke Futagoishi
Director (part-time)	Takahide Sakurai*
Director (part-time)	Nobutake Sato*
Director (part-time)	Tadahiko Ujiie*
Director (part-time)	Isamu Hirai
Statutory Auditor	Hideo Tanaka
Statutory Auditor (part-time)	Masaharu Hino*
Statutory Auditor (part-time)	Sachiko Kishimoto*
Statutory Auditor (part-time)	Masayuki Sato*

Executive Officer	Nobuo Shirai
Executive Officer	Yasuaki Funatake

*indicates outside directors or outside statutory auditors
The representative director also serves as the executive officer.

10. Number of employees 235 (excluding directors, temporary staff and part-time workers)

【Organization Chart】 (As of October 31, 2006)



Section in charge of accounting
Section in charge of public relations
Section in charge of business planning
Planning Department
Section in charge of legal affairs
Section in charge of compliance
Section in charge of risk management
Risk Control Office
Section in charge of research
Research Department
Section in charge of general affairs
General Affairs Department
Section in charge of employees' welfare
Section in charge of recruitment and
Section in charge of personnel affairs
Human Resources Department
Section in charge of funds and securities
Funds and Securities Office
System Operation Center
Section in charge of ATM development
Section in charge of network development
Section in charge of system development
System Department
Section in charge of system risk management
Section in charge of system planning
System Planning Office
Administration Center
Section in charge of market administration
Section in charge of administration
Administration Department
Suppor t
Telephone Center
ATM Call Center
Section in charge of customers' complaints
Section in charge of customer service
Customer Service Department
Section in charge of
Section in charge of asset management
Section in charge of ATM operation management
Department of ATM Operation Management
Section in charge of sales promotio
Section in charge of partnership promotion
Business Promotion Department
Section in charge of research and study
Section in charge of product development
Section in charge of channel development
Business Development Department
Compliance Committee
ALM Committee
Risk Management
System Planning and Development Committee
Management Committee
Management Meeting President
Audit Department
Board of Directors
Board of Auditors
Auditors' Office

《Heads of each division》

Head of Audit Division	Yuji Akita
Head of Planning Division	Kensuke Futagoishi (Director, Executive Officer)
Head of Risk Management Office	Masatoshi Wakasugi (Director, Senior Managing Executive Officer)
Head of Reserch Division	Akiyuki Inao
Head of General Affairs Division	Nobuo Shirai (Executive Officer)
Head of Human Resource Division	Nobuo Shirai*serving concurrently
Head of Treasury Office	Shinji Mogi
Head of Systems Development Division	Toshiaki Ikeda (Director, Managing Executive Officer)
Head of Systems Planning Office	Yoshitaka Koshi
Head of Operations Division	Kazuhiko Matsushita

Head of Customer Services Division	Naoki Yamazaki
Head of ATM Administration Division	Tsutomu Yamazaki
Head of Business Promotion Division	Yasuaki Funatake (Executive Officer)
Head of Business Development Division	Hisanao Kawada

【The Bank's Risk Management Structure】

The Bank, in order to ensure the soundness and efficiency of operations, has established a risk management structure that recognizes and properly manages the various risks inherent in operations. The *Fundamental Risk Management Policy,* which has been determined by the Board of Directors sets forth the policy on the management of company-level risks, the basic policy on the management of various risks, and risk management organization/structure; and the Executive Committee, based on this basic policy, determines the various rules for risk management.

As part of the risk management organization, the Risk Management Division at the Risk Management Office has been established as the division responsible for the management of company-level risks, while the Internal Audit Division has been established as the division responsible for the management of various risks and the performance of internal audits. Furthermore, the Risk Management Committee and the ALM Committee have been set up as advisory panels on matters involving risk management for the Executive Committee.

■ Credit Risk Management

As basic policies for the management of credit risk, the Bank has established the *Credit Risk Rules* as subordinate rules to the *Fundamental Risk Management Policy* and complies with them. Currently, the Bank conducts operations with minimal credit risks, with risks being limited to ATM settlement operations and deposits, interbank lendings, and suspense payments to prime financial institutions relating to ALM operations. The Bank's credit risk management also includes the implementation of appropriate self-assessments of assets and the provision of allowances for credit losses based on self-assessment standards, standards for the allowance of credit losses, and rules for self-assessment/allowance.

■ Market Risk Management

As basic policies for the management of market risk, the Bank has established the *Market Risk Rules* as subordinate rules to the *Fundamental Risk Management Policy* and complies with them. The *Market Risk Rules* set forth the risk ceiling, the position ceiling and the allowable maximum amount of loss; and the Risk Management Division of the Risk Management Office measures/monitors the said amounts and reports them to management on a daily basis. At the ALM Committee held once a month, risk conditions and interest rate projections are reported and the administration policies for the management of market risks are determined.

■ Liquidity Risk Management

As basic policies for the management of liquidity risk, the Bank has established the *Liquidity Risk Rules* as subordinate rules to the *Fundamental Risk Management Policy* and complies with them. The *Liquidity Risk Rules* stipulates the setting of the limit on the gap occurring as a result of the differences in the fund lending and borrowing periods; and the Risk Management Division of the Risk Management Office measures/monitors the said amounts and reports them to

management on a daily basis. All possible means to ensure the liquidity of funds are taken by preparing measures beforehand specific to each scenario so that appropriate actions may be taken promptly and flexibly on a company-wide level in the event of a fund shortage. The Bank has also made efforts to ensure liquidity in times of emergency, by managing funds through Japanese government bonds and deposits, which are readily converted into cash and by setting commitment lines.

■ Operational Risk Management

Since the Bank is mainly engaged in ATM-based, non-face-to-face transactions, it has established a set of basic policies on operational risks reflecting the particularity of such transactions in the *Operational Risk Rules*. The *Operational Risk Management Rules* are included in the *Fundamental Risk Management Policy* as subordinate rules; and by complying with such rules the Bank has been ensuring the accuracy and appropriateness of operational processing. Furthermore, the Bank conducts self-assessments of all its divisions, departments and centers and internal audits by the Internal Audit Division and strives to prevent operational errors and internal fraud. The Bank also performs customer identification procedures pursuant to the *Law Concerning Identification by Financial Institutions* when customers open new bank accounts and has also developed a unique system in preventing fraudulent accounts and money laundering. Customer inquiries, on the other hand, are being dealt with, seven days a week by the ATM call center and telephone centers, while customer complaints are promptly dealt with jointly by the operational divisions and the related business divisions and the particularly important cases are reported to management.

■ System Risk Management

The Bank has set forth its basic concepts of system risk in the System Risk Rules and by performing system development and administration accordingly has striven to ensure the effective development, improvement of quality and safe administration of its systems. The Bank's systems, which make optimum use of the latest in IT (information technology) have duplex/multiplexed its networks/hardware and taken various measures in preparation for disasters/failures, including switching over operations at backup centers. Backups for the file/program libraries have been made in accordance with their degree of importance and stored in remote data facilities in order to prepare for any contingencies. Meticulous attention is also paid to data management, in the form of firewalls to prevent hackers into the Bank's systems, 24 hours a day, 365 days a year access monitoring, encrypted communications with customers, the introduction of virus checking programs, etc. Moreover, in order for the customers to utilize the Bank's service with a sense of security, the Bank has prepared contingency plans against natural disasters/failures and conducts emergency drills on a regular basis.

【The Bank's Compliance System】

The Bank considers compliance with acceptable social norms including relevant laws and regulations to be the prerequisite for winning the trust of society. Moreover, the Bank, in recognition of the gravity of its public mission and its societal responsibilities is making the following efforts in order to fully enforce compliance as its most urgent management task at hand.

■ Compliance Structure

The Bank has appointed a Compliance Officer to each division to thoroughly enforce compliance, as well as provide consultation on problematic cases, at the division to which he/she has been assigned. The Bank has also established a structure where under the company-wide control of the executive officer in charge of the Risk Management Office, the Risk Management Office, as the controlling office over the entire bank, exercises self-assessment functions independently, on its own responsibility and through mutual supervision. The Internal Audit Division is also equipped with independent internal audit functions over the company-wide compliance structure. Furthermore, material matters concerning all aspects of compliance are discussed and assessed by the Compliance Committee, which is an advisory panel to the Executive Committee.

■ Compliance Program

Every business year, the Bank formulates a *Compliance Program*, which constitutes the specific action plan for compliance. The Bank's specific compliance activities are conducted in accordance with this *Compliance Program*. The Board of Directors monitors and assesses the progression and implementation status of the program every year and based on those results, determines the program for the following year.

■ Compliance Manual

In order to fully enforce compliance, the Bank has prepared and distributed compliance manuals to all its employees. The contents of this manual are revised as needed to reflect the revisions/eliminations to the relevant laws and regulations. Moreover, repeated efforts are made to reinforce the contents of this compliance manual, by conducting compliance training at each of the divisions, in accordance with the compliance manual.

Exhibit B-9

Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2007

(Non-consolidated)

August 4, 2006

Company Name: Seven Bank, Ltd.
(URL http://www.sevenbank.co.jp/)
Location of Head Office: Tokyo

Inquiries: TEL (03) 3211−3041

Position/Director, Executive Officer and General Manager of Planning Division, Name/Kensuke Futagoishi

1. Matters Pertaining to the Preparation of Quarterly Financial Information

① Adoption of simplified accounting treatment:	No
② Changes of accounting treatment since previous financial year	No
③ Audit by audit corporation	No

2. Summary of Financial Condition/Financial Results of the 1st Quarter of the Fiscal Year ending March 31, 2007 (April 1, 2006 – June 30, 2006)

(1) Financial Results (Note: Amounts less than one million yen are omitted)

	Ordinary Income		Ordinary Profit	
	Million yen	%	Million yen	%
1st Quarter of FY 2007	18,093	22.0	5,672	43.8
1st Quarter of FY 2006	14,819	40.8	3,942	96.7
FY ended March 31, 2006	64,612	34.7	19,409	92.6

	1st Quarter (Current) Net Income		1st Quarter (Current) Net Income per share
	Million yen	%	Yen
1st Quarter of FY 2007	3,414	46.3	2,798.43
1st Quarter of FY 2006	2,333	16.5	1,913.05
FY ended March 31, 2006	10,590	(2.3)	8,680.89

(Note) (1) Average number of shares during the period: 1st Quarter of FY 2007 1,220,000 shares
1st Quarter of FY 2006 1,220,000 shares
FY ended March 31, 2006 1,220,000 shares

(2) Percentages under ordinary income, ordinary profit, and so forth indicate the rates of change from the same period of the previous year

(2) Financial Condition

	Total assets	Net assets	Net assets to total assets ratio	Net assets per share	Non-consolidated capital adequacy ratio (domestic standard)
	Million yen	Million yen	%	Yen	%
1st Quarter of FY 2007	395,083	70,484	17.8	57,774.33	(Preliminary) 199.03
1st Quarter of FY 2006	335,035	58,840	17.5	48,229.93	174.08
FY ended March 31, 2006	361,338	67,080	18.5	54,984.18	233.49

(Note) (1) Net assets to total assets ratio = Total net assets / Total assets

(2) The non-consolidated capital adequacy ratio (domestic standard) is calculated in accordance with the *Standards for capital ratio pursuant to Article 14-2 of the Banking Law* (Ordinance No. 55 issued by the Ministry of Finance, May 31, 1993).

(3) Number of outstanding shares at the end of the period:
1st Quarter of FY 2007 1,220,000 shares

1st Quarter of FY 2006	1,220,000 shares
FY ended March 31, 2006	1,220,000 shares

3. Forecast for the Fiscal Year ending March 31, 2007 (April 1, 2006 – March 31, 2007)

Forecasts for FY 2007 released on May 8, 2006 are unchanged.

Reference (Forecasts released on May 8, 2006)

	Ordinary income	**Ordinary profit**	**Net income**	**Full year dividend per share**	
				End of the year	
	Million yen	Million yen	Million yen	Yen	Yen
Full year	74,100	19,900	10,400	0 00	0 00

*The above forecast is based on the information available at the issuing date of this report. Accordingly, the final results may vary due to various factors.

Major 1st Quarter Topics (April 1, 2006 – June 30, 2006)

1. Status of the ATM Business

(1) Status of correspondent relationships

During the period under review, six companies, i.e. Towa Bank, Sendai Bank, Daisan Bank, Businext, T Card & Marketing, and Fullcast Finance Co. and eight Shinkin banks became correspondent financial institutions of Seven Bank (the Bank). Consequently there are 527 (Note 1) correspondent financial institutions as of June 30, 2006.

[Note1: JA Bank and JF Marinebank are considered to be one from the standpoint of business category]

(2) Status of the Bank's regional expansion

As of June 30, 2006, our ATM's are installed in 30 prefectures.

As a result of increasing the installation density of ATMs, 84 new ATM s were installed during the period under review, for a total of 11,568 ATMs, as of June 30.

《ATMs compatible with integrated circuit (IC) technology》

Starting from April 2006, all of the Bank' s ATMs are compatible with IC cards. As of June 2006, the IC cards of the Bank, in addition to Bank of Tokyo-Mitsubishi UFJ, Shizuoka Bank, Sumitomo Mitsui Bank, Chiba Bank, Fukuoka Bank, Toho Bank, Chugoku Bank, Daishi Bank, and Shinginko Tokyo may be used. (Note 2)

(Note 2: Some IC cards of the banks mentioned above may not be compatible with the Bank' s ATMs)

《Approximately 3,100 second generation ATMs installed》

In terms of the replacement with second generation ATMs, which has been ongoing since July 2005, approximately 750 second generation ATMs were newly installed in Saitama prefecture and other prefectures during the current 1st Quarter. Together with the ATMs already installed in branches in Tokyo, Shizuoka prefecture and Miyagi prefecture, the replacement with approximately 3,100 ATMs was completed as of June 30, 2006.

(3) Status of ATM transaction volume

By expanding the correspondent financial institution and ATM-networks and through its vigorous advertising activities, ATM transaction volume grew steadily and the average daily transaction volume per ATM was 94.1 during the current 1st Quarter.

《Average daily ATM transaction volume exceeds the one million mark》

During the period under review, the average daily ATM transaction volume surpassed the one million mark.

2. Status of Seven Bank Deposit Accounts

As of June 30, 2006 the Bank had 380,000 deposit accounts for individual accountholders with total deposits of ¥58,400 million (of which ¥6,900 million were time deposits).

3. Expansion of Agency Services for Correspondent Banks through Manned Outlets, *Minna no Ginkou Madoguchi* ("Everyone's Bank Teller Window")

In addition to the agency services for Sumitomo Mitsui Bank at the outlet in Ito-Yokado Kawaguchi store, which began in March 2006, the Bank, in May 2006, also commenced agency services for Chiba Bank at the outlet in Ito-Yokado Soga store, and agency services for Saitama Resona Bank at the outlet in Ito-Yokado Kawaguchi store.

1st Quarter Balance Sheet for FY 2007 (As of June 30, 2006)

(In millions of yen)

Category	Amount	Category	Amount
(Assets)		**(Liabilities)**	
Cash and dues from banks	270,097	Deposits	190,957
Securities	53,542	Negotiable certificates of deposits	15,110
Prepaid pension cost	67	Call money	20,000
Accrued income	6,444	Borrowed money	65,000
ATM-related temporary payments	49,748	Bonds	15,000
Other assets	805	ATM-related temporary advances	12,151
Tangible fixed assets	2,467	Other liabilities	5,900
Intangible fixed assets	11,204	Reserve for bonuses	279
Deferred tax assets	762	Reserve for retirement benefits for directors and statutory auditors	199
Allowance for credit losses	(55)	**Total liabilities**	324,598
		(Net assets)	
		Common stock	61,000
		Retained earnings	9,503
		Other retained earnings	9,503
		Retained earnings brought forward	9,503
		Total stockholders' equity	70,503
		Net unrealized gains(losses) on available-for-sale securities, net of taxes	(18)
		Total valuation and translation adjustments	(18)
		Total net assets	70,484
Total assets	395,083	**Total liabilities and net assets**	395,083

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. Securities are carried at their quarter-end fair market value (cost of securities sold is calculated using primarily the moving-average method). Net unrealized gains or losses on these securities are included in net assets, net of income taxes.
3. Derivative transactions are carried at fair value.
4. Tangible fixed assets are depreciated using the declining balance method over the estimated useful lives of the assets. However, buildings, other than the fixtures attached to them, are depreciated using the straight-line method. The useful lives of major assets are as follows:

   Buildings 6 years to 18 years

Equipment 3 years to 20 years

5. Software for internal use is depreciated over the estimated useful life if used internally (5 years), using the straight-line method.
6. An allowance for credit losses is provided as detailed below, in accordance with the Bank's internal standards for write-offs and provisions.

For credits to obligors classified as "normal obligors" or "watch obligors" according to the *Operational Guidelines for Verification of Internal Control for Self-Assessment of Assets in Banks and Other Financial Institutions* (JICPA Bank Auditing Special Committee Report No. 4), credits are classified into certain categories and the allowance for credit losses is provided based on the Bank's estimated rate of credit losses. For credits to obligors classified as "bankruptcy risk obligors," the allowance for credit losses is provided for the amount deemed necessary for the amount remaining after deductions for the estimated recoverable amount from available security interests and guarantees. For credits to obligors classified as "substantially bankrupt obligors" or "bankrupt obligors," the allowance for credit losses is provided in the full amounts of such credits, after deductions for the estimated recoverable amount from available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's banking-related divisions, evaluates all credits, with the cooperation of the banking-related divisions, in accordance with its internal rules for self-assessment of assets, and the allowance is provided based on the results of these assessments.

7. In order to prepare for the payment of employee bonuses, the Bank records a reserve for bonuses in the amount of estimated bonuses attributed to the current quarter.
8. In order to prepare for the payment of retirement benefits to employees, the Bank records a reserve for employees' retirement benefits in the amount deemed accrued at the quarter-end, based on the projected retirement benefit obligation and the estimated amount of pension plan assets at the fiscal-year-end.

During the current quarter, as the estimated amount of pension plan assets exceeded the balance of projected retirement benefit obligations, which are adjusted for unrecognized prior service costs and unrecognized net actuarial difference, the Bank appropriated the surplus to "prepaid pension cost." Unrecognized prior service costs and unrecognized net actuarial differences are expensed using the following methods:

Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at the time of incurrence.

Unrecognized prior actuarial difference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the fiscal year following the incurrence.

9. In order to prepare for the payment of retirement benefits to directors and statutory auditors, the Bank records a reserve in the amount required at the current quarter-end in accordance with its internal rules.
10. Financing leases, which do not transfer ownership to the lessees, are accounted for in the same manner as operating leases.
11. Special interest rate swaps are applied to certain assets/liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.
12. National and local consumption taxes for the Bank are accounted for using the tax-excluded method.
13. The accumulated depreciation of fixed assets totaled ¥570 million.
14. In addition to the fixed assets indicated in the Balance Sheet, a portion of the ATMs, computers and peripheral equipment, and other business equipment are used under lease agreements.
15. Securities in the amount of ¥53,542 million were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.
    Additionally, other assets include ¥354 million as security deposit.
16. Intangible fixed assets include software in the amount of ¥10,183 million and software-related temporary accounts in the amount of ¥1,003 million.
17. Net assets per share is ¥57,774.33
18. Market value of securities, unrealized gain/loss and other related matters are as below.

Available-for-sale securities with market value

(In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Gains	Losses
Bonds:	53,573	53,542	(31)	0	31
Japanese government bonds	49,574	49,543	(30)	0	30
Government guaranteed bonds	3,999	3,998	(0)	—	0
Total	53,573	53,542	(31)	0	31

-¥18 million, which is the total of the above "Net unrealized gains/losses" and deferred tax assets ¥12 million is stated as included in "Net unrealized gains (losses) on securities available-for-sale, net of taxes."

19. The redemption schedule for available-for-securities with maturities and held-to-maturity bonds are as follows:

(In millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds:	53,542	—	—	—
Japanese government bonds	49,543	—	—	—
Government guaranteed bonds	3,998	—	—	—
Total	53,542	—	—	—

20. In accordance with the *Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Statement No. 5, Accounting Standards of Board of Japan ("ASBJ"), December 9, 2005) and the *Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet* (Guidance No. 8, ASBJ, December 9, 2005), which are to be applied from the interim fiscal period ending on or after the enactment date of the Company Act, the Bank has adopted these accounting standards and guidelines and presented its "Stockholders' equity" as "Net assets." The amount corresponding to the form stockholders' equity as of the end of the current quarter is ¥70,484 million.

21. In accordance with the revision to the appended form of the *Enforcement Ordinance concerning the Banking Law* (Ministry of Finance Ordinance No. 10, 1982) with the *Cabinet Office Ordinance Partially Revising Detailed Regulations on Mutual Loan Business Law* (Cabinet Office Ordinance No. 60, April 28, 2006), and its application from the fiscal year commencing on and after April 1, 2006, the following changes in the presentation of the Balance Sheet are made starting from the current quarter:

(1) "Premises and equipment" are separately presented as "Tangible fixed assets," "Intangible fixed assets," and "Other assets."

(2) "Software" and "Software-related temporary accounts" are included in "intangible fixed assets."

(3) "Valuation difference on stocks" is presented as "Net unrealized gains (losses) on available-for-sale securities, net of taxes."

1st Quarter Statement of Income for Fiscal Year Ending March 31, 2007 (April 1, 2006 – June 30, 2006)

(In millions of yen)

Category	Amount	
Ordinary income		18,093
Interest income	40	
of which Interest and dividends on securities	39	
Fees and commissions income	18,041	
of which ATM-related fee income	17,538	
Other ordinary income	12	
Ordinary expenses		12,421
Interest expenses	224	
of which Interest on expenses	17	
Fees and commission expenses	1,376	
of which ATM placement fee expenses	1,294	
of which ATM-related fee expenses	37	
Other operating expenses	101	
General and administrative expenses	10,640	
Other ordinary expenses	78	
Ordinary profit		5,672
Extraordinary losses		243
1st Quarter income before income taxes		5,428
Current income taxes		1,850
Adjustments for income taxes		164
1st Quarter net income		3,414

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. 1st Quarter net income per share is ¥2,798.43

3. There were no potentially dilutive shares.

4. "Other ordinary expenses" include the "Transfer amount to allowance for credit losses" of ¥10 million.

5. "Extraordinary losses" consist of expenses for cancellation of leases of ¥243 million.

1st Quarter Statement of Cash Flows for Fiscal Year Ending March 31, 2007 (April 1, 2006 – June 30, 2006)

(In millions of yen)

Category	Amount
I Cash flows from operating activities	
1st quarter income before income taxes	5,428
Depreciation of fixed assets	1,034
Net change in allowance for credit losses	10
Interest income	(40)
Interest expenses	224
Net gains/losses on security transactions	29
Net change in deposits	9,186
Net change in call loans	20,000
Net change in ATM-related temporary accounts	(11,301)
Interest received	78
Interest paid	(333)
Other-net	(493)
Subtotal	23,823
Income taxes paid	(3,870)
Net cash provided by operating activities	19,953
II Cash flows from investing activities	
Purchases of securities	(35,097)
Proceeds from maturity of securities	35,000
Purchases of tangible fixed assets	(1,621)
Purchase of intangible fixed assets	(1,255)
Net cash used in investing activities	(2,973)
III Cash flows from financing activities	
Net cash used in financing activities	–
IV Effect of exchange rate changes on cash and cash equivalents	–
V Net increase in cash and cash equivalents	16,979
VI Cash and cash equivalents at the beginning of the year	253,117
VII Cash and cash equivalents at the end of the first quarter	270,097

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. For the purpose of the statement of cash flow, cash and cash equivalents represent "cash and dues from banks" on the balance sheet.

1st Quarter Statement of Changes in Net Assets for FY 2007

(In millions of yen)

	Stockholders' equity			Valuation and translation adjustments	
	Common stock	Retained earnings	Stockholders' equity total	Net unrealized gains/losses on available-for-sale securities, net of taxes	Total net assets
Balance at the beginning of the current quarter	61,000	6,089	67,089	(8)	67,080
Changes in items during the current quarter					
1st Quarter net income		3,414	3,414		3,414
Net changes in items other than stockholders' equity				(10)	(10)
Total changes in items during the current quarter	–	3,414	3,414	(10)	3,403
Balance at the end of the current quarter	61,000	9,503	70,503	(18)	70,484

Notes 1. The amounts are presented in millions of yen and amounts of less than one million yen are omitted.

2. Status of issued shares is as follows.
   Common stock 1,220,000 shares
3. There are no stock acquisition rights.
4. The Bank does not payout dividends.

Comparative Balance Sheet (Major components)

(In millions of yen)

Category	As of Jun. 30, '06 (A)	As of Jun. 30, '05 (B)	Comparison (A−B)	As of Mar. 31, '06 (Summary)(C)	Comparison (A−C)
(Assets)					
Cash and dues from banks	270,097	251,410	18,687	253,117	16,980
Securities	53,542	28,538	25,004	53,571	(29)
Prepaid pension cost	67	59	8	68	(1)
Accrued income	6,444	5,267	1,177	5,706	738
ATM-related temporary payments	49,748	—	49,748	35,127	14,621
Temporary payments	—	35,737	(35,737)	—	—
Software	—	7,148	—	10,295	—
Software-related temporary accounts	—	4,632	—	858	—
Other assets	805	197	608	790	15
Premises and equipment	—	689	—	928	—
Tangible fixed assets	2,467	—	—	—	—
Intangible fixed assets	11,204	—	—	—	—
Deferred tax assets	762	1,446	(684)	920	(158)
Allowance for credit losses	(55)	(91)	36	(45)	(10)
Total assets	395,083	335,035	60,048	361,338	33,745
(Liabilities)					
Deposits	190,957	99,628	91,329	181,770	9,187
Negotiable certificates of deposits	15,110	65,000	(49,890)	15,110	—
Call money	20,000	44,000	(24,000)	—	20,000
Borrowed money	65,000	40,000	25,000	65,000	—
Bonds	15,000	15,000	—	15,000	—
ATM-related temporary advances	12,151	—	12,151	8,833	3,318
Temporary advances	—	8,307	(8,307)	—	—
Other liabilities	5,900	3,929	1,971	8,267	(2,367)
Reserve for bonuses	279	223	56	148	131
Reserve for retirement benefits for directors and statutory auditors	199	106	93	128	71
Total liabilities	324,598	276,194	48,404	294,257	30,341
(Stockholders' equity)					
Common stock	—	61,000	—	61,000	—
Retained earnings	—	(2,167)	—	6,089	—
1st Quarter (current) accumulated earnings	—	(2,167)	—	6,089	—
1st Quarter (current) net profit	—	2,333	—	10,590	—

Net unrealized gains/losses on available-for-sale securities, net of taxes	—	8	—	(8)	—
Total stockholders' equity	—	58,840	—	67,080	—
Total liabilities and stockholders' equity	—	335,035	—	361,338	—
(Net assets)					
Common stock	61,000	—	—	—	—
Retained earnings	9,503	—	—	—	—
Other retained earnings	9,503	—	—	—	—
Retained earnings brought forward	9,503	—	—	—	—
Total stockholders' equity	70,503	—	—	—	—
Net unrealized losses on available-for-sale securities, net of taxes	(18)	—	—	—	—
Total valuation and translation adjustments	(18)	—	—	—	—
Total net assets	70,484	—	—	—	—
Total liabilities and net assets	395,083	—	—	—	—

Comparative Statements of Income (Major components)

(In millions of yen)

Category	1st Quarter of FY 2007 (A)	1st Quarter of FY 2006(B)	Comparison (A−B)	FY 2006 (Summary)
Ordinary income	18,093	14,819	3,274	64,612
Interest income	40	2	38	78
of which Interest and dividends on securities	39	2	37	78
Fees and commissions income	18,041	14,807	3,234	63,973
of which ATM-related fee income	17,538	14,325	3,213	61,957
Other operating income	—	—	—	444
Other ordinary income	12	9	3	116
Ordinary expenses	12,421	10,877	1,544	45,203
Interest expenses	224	140	84	634
of which Interest on deposits	17	9	8	45

Fees and commissions expenses	1,376	1,124	252	4,845
of which ATM placement fee expenses	1,294	1,065	229	4,556
of which ATM-related fee expenses	37	31	6	134
Other operating expenses	101	200	(99)	68
General and administrative expenses	10,640	9,343	1,297	39,565
Other ordinary expenses	78	68	10	88
Ordinary profit	5,672	3,942	1,730	19,409
Extraordinary gains	—	—	—	15
Extraordinary losses	243	0	243	2,823
1st Quarter income before income taxes	5,428	3,941	1,487	16,601
Current income taxes	1,850	3	1,847	3,870
Adjustments for income taxes	164	1,604	(1,440)	2,141
1st Quarter net income	3,414	2,333	1,081	10,590
Accumulated losses	—	4,501	—	4,501
1st Quarter (current) accumulated earnings	—	(2,167)	—	6,089

Comparative Statements of Cash Flows

(In millions of yen)

Category	April 1, 2006 – June 30, 2006 (A)	April 1, 2005 – June 30, 2005 (B)	Comparison (A) – (B)	April 1, 2005 – March 31, 2006
I Cash flows from operating activities				
1st Quarter (current) income before income taxes	5,428	3,941	1,487	16,601
Depreciation of fixed assets	1,034	945	89	4,311
Net change in allowance for credit losses	10	30	(20)	(15)
Interest income	(40)	(2)	(38)	(78)
Interest expenses	224	140	84	634
Net losses on securities transactions	29	–	29	68
Net losses on disposal of premises and equipment	–	0	(0)	47
Net change in deposits	9,186	(25,148)	34,334	56,993
Net change in negotiable certificates of deposit	–	–	–	(49,890)
Net change in borrowed money	–	–	–	25,000
Net change in call loans	20,000	44,000	(24,000)	–
Net change in ATM-related temporary accounts	(11,301)	(6,684)	(4,617)	(5,587)
Interest received	78	–	78	292
Interest paid	(333)	(208)	(125)	(561)
Other-net	(493)	(1,194)	701	(594)
Subtotal	23,823	15,820	8,003	47,223
Income taxes paid	(3,870)	(10)	(3,860)	(10)
Net cash provided by operating activities	19,953	15,809	4,144	47,212
II Cash flows from investing activities:				
Purchase of securities	(35,097)	(6,530)	(28,567)	(123,394)
Proceeds from maturity of securities	35,000	4,000	31,000	95,500
Purchases of premises and equipments	–	(44)	–	(214)
Purchases of software	–	(2,622)	–	(6,784)
Purchases of tangible fixed assets	(1,621)	–	–	–
Purchases of intangible fixed assets	(1,255)	–	–	–
Net cash used in investing activities	(2,973)	(5,197)	2,224	(34,892)
III Cash flows from financing activities:				
Net cash used in financing activities	–	–	–	–

Ⅳ Effects of exchange rate changes on cash and cash equivalents	—	—	—	—
Ⅴ Net increase in cash and cash equivalents	16,979	10,612	6,367	12,319
Ⅵ Cash and cash equivalents at the beginning of the period	253,117	240,797	12,320	240,797
Ⅶ Cash and cash equivalents at the end of the quarter (year)	270,097	251,410	18,687	253,117

Other Financial Information

Unless otherwise stated in the notes all fractional amounts are rounded down.

【State of Capital Adequacy】

(In millions of yen)

			As of June 30, 2006 (Preliminary)	As of June 30, 2005	Comparison	As of March 31, 2006
Basic item		(A)	70,484	58,832	11,652	67,080
Supplementary items	Allowance for credit losses		53	91	△ 38	42
	Other allowances		—	—	—	—
	Total		53	91	△ 38	42
	Amount includable as qualify	(B)	53	91	△ 38	42
Deduction	Investment in the capital of other banks and financial institutions	(C)	—	—	—	—
Total risk-adjusted cap	(A) + (B) − (C)	(D)	70,537	58,923	11,614	67,123
Risk and assets	Assets (on-balance) item	(E)	35,360	33,813	1,547	28,671
	off-balance-sheet items	(F)	79	35	—	74
Total	(E) + (F)	(G)	35,440	33,848	1,592	28,746
Capital adquacy ratio (domestic standard) = (D) ／ (G)			199.03%	174.08%	24.95%	233.49%

【Market Prices of Available-for-sale Securities and Other Information】

As of June 30, 2006

(In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	49,574	49,543	(30)	0	30
Government guaranteed bonds	3,999	3,998	(0)	—	0
Total	53,573	53,542	(31)	0	31

The International Business Division does not hold any securities.

As of June 30, 2005

(In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	22,528	22,525	(2)	0	(3)
Government guaranteed bonds	5,996	6,012	16	16	—
Total	28,524	28,538	13	16	(3)

The International Business Division does not hold any securities.

As of March 31, 2006 (In millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Japanese government bonds	47,587	47,568	(18)	—	18
Government guaranteed bonds	5,998	6,002	3	3	—
Total	53,585	53,571	(14)	3	18

The International Business Division does not hold any securities.

【Market prices of money in trust and other information】

Not applicable

【Fair value of derivative transactions and other information】

1. Interest rate derivatives

As of June 30, 2006 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	136	136
Total			35,000	35,000	136	136

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

Derivative transactions to which special treatment is applied are not included in the amounts above.

As of June 30, 2005 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	(691)	(691)
Total			35,000	35,000	(691)	(691)

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

As of March 31, 2006 (In millions of yen)

Category	Nature		Contract amounts		Fair value	Net unrealized gains/losses
				Over one year		
Over-the-counter	Interest rate swaps	Receive variable/pay fixed	35,000	35,000	121	121
Total			35,000	35,000	121	121

The above transactions are valued at market value and the unrealized gains/losses are accounted for in the statement of income.

Calculation of fair value: The fair value of transactions is calculated using the discounted percent value model.

Derivative transactions to which special treatment is applied are not included in the amounts above.

2. Currency derivatives

Not applicable

【Self-assessments of Assets】

(In millions of yen)

Type of claims	As of June 30, 2006	As of June 30, 2005	Comparison	As of March 31, 2006
Unrecoverable or valueless claims	—	—	—	—
Doubtful claims	—	—	—	—
Claims in need of special attention	—	—	—	—
Normal borrowers	49,839	35,742	14,097	35,201
Total	49,839	35,742	14,097	35,201

The above is based on *The Law concerning Emergency Measures for the Revitalization of Financial Functions.*

Exhibit B-11

JASDAQ

February 21, 2008

To whom it may concern

Company name: Seven Bank, Ltd.
Name of representative: Anzai Takashi: President
(Code number: 8410)
Contact: Kensuke Futagoishi,
Director, managing executive officer, and general manager of planning division
(TEL: 03-3211-3041)

Notice on Fixing of the Price of Public Offering, the Number of Stocks for Public Offering in and out of Japan and the Number of Stocks for Public Offering due to Over-Allotment

This Notice is to inform you that we have fixed the price of public offering, the number of stocks for public offering in domestic and overseas markets, and the number of stocks for public offering due to over-allotment regarding our company's ordinary stock as below.

(1)	Price of public offering	JPY 140,000 per share	
(2)	Number of stocks for public offering	Public offering related to treasury stock (in overseas market)	53,350 shares
		Public offering by shareholders of our company.	310,400 shares
		(of which in the domestic market	291,400 shares
		the overseas market	19,000 shares)
		Public offering due to over-allotment	10,000 shares
(3)	Reasons for price fixing, etc.	[On the occasion of fixing the price of public offering, the Book-Building formula has been used by mainly applying it to institutional investors based on a tentatively set price range (¥120,000～¥140,000). Moreover, in this Book-Building formula, reports of demand have been received by placing our approximate target on the number of stocks for public offering underwritten to purchase by underwriters amounting to 291,400 shares in the domestic market, the maximum number of stocks for public offering due to over-allotment amounting to 10,000 shares and the number of stocks for public offering in the overseas market amounting to 72,350 shares (including 53,350 shares disposed by treasury stocks (hereinafter, those stocks for public offering are collectively referred to as "the number of stocks for public offering".) The result of the Book-Building was characterized by: 1. The total number of stocks reported as demand sufficiently exceeded the number of stocks for public offering. 2. A large number of demand was reported.	

3. Reported demand distribution by each price level concentrated on the upper limit price of the tentatively set price range.

The price of public offering was fixed at JPY 140,000 per share based on an overall judgment that took into consideration the fact that the demand apparently exceeds the number of stocks for public offering at this level of price according to the result of the above Book-Building, the circumstances including the current market situation, and the recent market appraisals on newly listed stocks, and the risk of price fluctuation during the period until the date of listing.

In addition, the price of underwriting was fixed at JPY 133,000 per share. The number of stocks for public offering was also fixed as to be divided into the public offering in domestic market through the underwriting to purchase by underwriters amounting to 291,400 shares and the public offering in the overseas market amounting to 72,350 shares which reflects the result of the above Book-Building.]

(4)	Number of treasury stocks after disposal	- shares

【For Reference】

Summary of Public Offering Related to Disposal of Own Stocks and Stocks Held by Stockholders of Our Company

(1)	Number of stocks for public offering	Ordinary Stocks	Public offering related to disposal of treasury stocks (in overseas markets)	53,350 shares
		Ordinary Stocks	Public offering of stocks held by stockholders	310,400 shares
			(of which in the domestic market	291,400 shares
			In the overseas market	19,000 shares)
			Public offering due to over-allotment	10,000 shares
(2)	Public offering period(in the domestic market)	From February 22, 2008 (Friday) To February 27, 2008 (Wednesday)		
(3)	Date of payment for treasury stocks	February 28, 2008 (Thursday)		
(4)	Delivery date of stock certificates	February 29, 2008 (Friday)		
(5)	Other issues	Upon this public offering, underwriters will sell 1,220 shares (0.3% of the common stock of public offering) out of offering stock for domestic market purchased by underwriters, based on "Regulations Concerning Underwriting of Securities" of Japan Securities Dealers Association, to the employee stockholders association of our company..		

End

Exhibit B-12

February 7, 2008

To whom it may concern

Company name: Seven Bank, Ltd.
Name of representative: Anzai Takashi: President
(Code number: 8410)
Contact: Kensuke Futagoishi,
Director, managing executive officer, and general manager of planning division
(TEL: 03-3211-3041)

Notice on Fixing of the Amount of Payment and the Tentatively Set Price Range for Book-Building

This is to inform you that the terms including the amount of payment, which were pending according to our decision, have been fixed at a meeting of the board of directors on February 7, 2008, as follows with respect to the public offering of the stocks related to disposal of our own company stocks as well as the public offering of the stocks held by stockholders of our company on the occasion of the listing of ordinary stocks of our company on the JASDAQ Securities Exchange, which were resolved at a meeting of the board of directors on January 22, 2008.

(1)	Amount of payment of the stocks for public offering	102,000 per share
(2)	Tentatively set price range	From 120,000 to ¥140,000
(3)	Price for public offering	The authority to fix the price for public offering on February 21, 2008 will be entrusted to Takashi Anzai, President, by comprehensively taking into consideration the result of demand based on the above tentatively set price range and the risk of price fluctuations until the date of listing, etc. Furthermore, the authority to change the above tentatively set price range if any, and to fix the underwriting value (the amount payable to our company by underwriters) will be also entrusted to Takashi Anzai, President. The price for public offering and the underwriting value must be equal to or above the amount of payment of the stocks for public offering. Accordingly, in cases

where the underwriting value is less than the amount of payment for public offering, the public offering related to the disposal of treasury stocks will be suspended.

(4)	Reasons, etc. for fixing the tentatively set price range	The following are the main appraisals on our company obtained in a hearing of institutional investors etc., on the occasion of fixing the tentatively set price range. 1. Stable growth is expected to continue in view of the firmly established unique business model and the wide range of tie-up financial institutions. 2. Profitability of the ATM business is high and the financial base is sound. 3. Increase in the number of usage per ATM and increase in the number of ATMs set up outside the group is necessary for sustainable growth. The above tentatively set price has been fixed in the range from ¥120,000 to ¥140,000 based on our overall judgment by taking into consideration (a)a comparison with other companies in line with similar business, (b)the circumstances including the current market situation, and the recent market appraisals on newly listed stocks, and (c)the risk of price fluctuation during the period until the date of listing in addition to the above appraisals.

【For Reference】

1. Outline of public offering of stocks related to the disposal of treasury stocks and public offering of the stocks held by shareholders of our company.

(1)	Number of stocks for public offering	Ordinary stocks	Public offering related to disposal of treasury stocks (in the overseas market)	53,350 shares
		Ordinary stocks	Public offering by shareholders of our company	310,400 shares
			(of which in the domestic market	291,400 shares
			in the overseas market	19,000 shares)
			Public offering due to over-allotment	10,000 shares (*)
(2)	Demand reporting period	From February 8, 2008 (Friday) To February 20, 2008 (Wednesday)		
(3)	Date of price fixing	February 21, 2008 (Thursday) (The price for public offering shall be fixed at a price above the amount of payment of the stocks for public offering related to the disposal of treasury stocks by taking into consideration the situation of demand to be reported in response to the tentatively set price range.)		
(4)	Period for public offering (in the domestic market)	From February 22, 2008 (Friday) To February 27, 2008 (Wednesday)		
(5)	Date of payment for treasury stocks	February 28, 2008 (Thursday)		
(6)	Delivery date of stock certificates	February 29, 2008 (Friday)		

(*) The above public offering through over-allotment option shall be the public offering conducted by Nomura Securities Co. Ltd. in consideration of demand for public offering in the domestic market regarding the underwriting to purchase by underwriters. Therefore, the number of stocks for public offering related to public offering due to over-allotment shows the maximum number of stocks, thereby the number may decrease, or the public offering due to over-allotment itself may be suspended.

The ordinary stocks of our company subject to the public offering due to over-allotment are the stocks borrowed by Nomura Securities Co., Ltd., from Nikko Cordial Corporation, a shareholder of our company (hereinafter referred to as "Lender of Stocks"), for the purpose of the public offering due to over-allotment. In relation to this transaction, Nomura Securities Co., Ltd., will be granted the right to additionally acquire the stocks of our company (hereinafter referred to as the "Green Shoe Option") up to 10,000 shares with the maturity for exercising the option on March 25, 2008.

Nomura Securities Co., Ltd., may also purchase the common stocks of our company up to the maximum number of stocks related to the public offering due to over-allotment during the period from February 29, 2008 to March 19, 2008 on the JASDAQ Securities Exchange for the purpose of returning the stocks borrowed from the Lender of Stocks (hereinafter referred to as "Syndicate Cover Transactions") in consultation with Nomura Securities Co., Ltd., Nikko Citigroup Limited and Morgan Stanley Japan Ltd., (hereinafter referred to as "Joint Lead Managers".)

Nomura Securities Co., Ltd., has no plan to exercise the above Green Shoe Option regarding the number of stocks acquired by the above Syndicate Cover Transactions. In addition, the Syndicate Cover Transactions may not be exercised, or they may be terminated with the number of stocks below the number of stocks of the public offering due to over-allotment even within the Syndicate Cover Transaction period in consultation with the Joint Lead Managers.

Exhibit B-13

JASDAQ

January 22, 2008

To whom it may concern

Company name: Seven Bank, Ltd.
Name of representative: Anzai Takashi: President
(Code number: 8410)
Contact: Kensuke Futagoishi,
Director, managing executive officer, and general manager of planning division
(TEL: 03-3211-3041)

Announcement of the resolution adopted at the Board of Directors Meeting regarding equity offerings arisen out of disposition of treasury stocks and equity offerings by our stockholders

Seven Bank, Ltd. today announces that the Board of the Directors Meeting held on January 22, 2008 adopted a resolution regarding equity offerings arisen out of the disposition of treasury stocks that was caused by the listing on the JASDAQ market.

1. Equity offerings arisen out of the disposition of treasury stocks

(1)	Number of shares to be offered	53,350 shares of treasury stock
(2)	Amount to be paid for shares offered	Not to be decided. (It will be decided at the Board of Directors meeting, scheduled to be held on February 7, 2008.)
(3)	Date of payment	Thursday, February 28, 2008
(4)	Method of dispositions	Shares will be offered at the offering price in overseas markets, centering on U.S.A. and Europe (however, the shares will exclusively be offered to qualified institutional buyers in the U.S. that comply with rule 144A under the U.S. Securities Act of 1933), and Nomura International plc, Morgan Stanley & Co. International plc, Citigroup

Global Markets Limited, Mitsubishi UFJ Securities International plc, and Merrill Lynch International (hereinafter called " international managers") will purchase and underwrite separately for all shares offered at the underwriting price. The underwriting price shall be decided concurrently with the offering price, and if the underwriting price falls below the amount to be paid for shares offered, the equity offering arisen out of the deposition of treasury stock shall be cancelled.

(5)	Offering price	Not to be decided. (After deciding an amount to be paid for shares offered, we will present a provisional offering price, which is higher than the amount to be paid for shares offered. Then, the final decision on the price shall be made on February 21, 2008, after considering the demand situation and other factors at the provisional offering price.)
(6)	Unit of share subscription	1 share
(7)	Delivery date of share certificates	Friday, February 29, 2008
(8)	Remuneration of underwriters	Underwriting commission shall not be paid. Instead, the total amount after deduction of the underwriting price from the offering price shall be the net remuneration of international managers.
(9)	Place of payment	Head Office of Seven Bank, Ltd.

(10) In addition to the items above, decisions about matters regarding equity offering arisen out of the disposition of treasury stocks that require a board resolution will be made at board meetings held at a later date.

(11) If an equity offering by our company's shareholders as stated in 2, below, is cancelled, the equity offering arisen out of the disposition of treasury stocks shall also be cancelled.

2. Equity offering by our shareholders

(1)	Sellers and the number of shares to be offered	Stated as in Exhibit 1. The breakdown of shares to be offered in the domestic market will be 291,400 shares, and in overseas markets 19,000 shares. However, the final breakdown shall be decided within the total number of shares to be offered as stated above on February 21, 2008, after taking the demand situation into consideration. The company shall entrust Takashi Anzai, the president with the final decision on the price.
(2)	Method of offer	Equity shall be offered in both domestic and overseas markets at the same time. 1. Offer in domestic market Equity shall be offered to the general public at an offering price. Class-1 financial instrument firms as stated in Exhibit 2. (hereinafter referred to as "domestic underwriters", and collectively referred to as "underwriters" with "international managers"), and the domestic underwriters will jointly underwrite all shares offered at a underwriting price. 2. Offer in overseas market Shares will be offered at the offering price in overseas markets, centering on U.S.A. and Europe. (However, the shares will be exclusively offered to qualified institutional investors in the U.S. that comply with rule 144A under the U.S. Securities Act of 1933).
(3)	Offering price	Not to be decided. (Offering price shall be the same as the offering price stated in 1 above.)
(4)	Subscription period (domestic)	From Friday, February 22, through Wednesday, February 27, 2008.
(5)	Unit of share subscription	Unit of share shall be same as the unit of share subscription stated in 1 above.
(6)	Delivery date of share certificates	Same date as the share certificate delivery date stated in 1 above.
(7)	Remuneration of underwriters	Underwriters' commission shall not be paid. Instead, the total amount after deduction of the underwriting price from the offering price shall be the net remuneration of international managers. The subscription price shall be same as the subscription price for shares offered stated in 1 above.

(8) In addition to the items above, decisions about matters regarding equity offering arisen out of the disposition of treasury stocks that require a board resolution will be made at board meetings held at a later date.

(9) Concerning the items stated above, equity offerings in the domestic market are subject to notification pursuant to the Financial Instruments and Exchange Law. In addition, If an equity offering by our company's stockholders as stated in 2, below, is cancelled, the equity offering arisen out of the disposition of treasury stocks shall also be cancelled.

3. Equity offering by over-allotment option

(1)	Sellers and the number of shares to be offered	Seller: Nomura Securities Co. Ltd. Number of shares to be offered: 10,000 shares of our company's common share (The number of shares to be offered indicates the maximum limit. Depending on the demand situation, the number may decrease, or the equity offering by over-allotment option itself may be cancelled. The number of shares to be offered shall be decided on February 21, 2008 (determination date of offering price), after taking the demand situation into consideration, and the company will entrust Takashi Anzai, the president, with the final decision on the price.
(2)	Method of offer	Equity shall be offered to the general public at an offering price in the domestic market.
(3)	Offering price	Not to be decided. (Offering price shall be same as the price stated 1 above.)
(4)	Subscription period	The period shall be same as the subscription period stated in 2, above.
(5)	Unit of share subscription	Unit of share shall be same as the unit of shares stated in 1, above.
(6)	Delivery date of share certificates	It shall be the same delivery date of share certificate as stated in 1, above.

(7) In addition to the items above, decisions about matters regarding equity offerings by the over-allotment option that require a board resolution will be made at board meetings held at a later date.

(8) Each item stated above is subject to the notification pursuant to the Financial Instruments and Exchange Law. In addition, if an equity offering arisen out of disposition of own shares stated in 1, above, or an equity offering by our company's stockholders as stated in 2, above, is cancelled, the equity offering by over-allotment option shall also be cancelled.

[Reference]

1. Overview of the equity offerings arisen out of the disposition of treasury stocks and equity offerings by our shareholders

(1)	Number of shares to be offered	Common shares	Offering arisen out of the disposition of treasury stocks 53,350 shares
		Common shares	Offering by company's shareholders: 310,400 shares (Of them, Offering in domestic market: 291,400 shares Offering in overseas markets: 19,000 shares Offering by over-allotment option: 10,000 shares (*)
(2)	Period of subscription intention	From Friday, February 8, 2008 through Wednesday, February 20, 2008	
(3)	Date of pricing determination	Thursday, February 21, 2008 (An offering price shall be no less than the amount to be paid for shares offered by the disposition of treasury stocks, and shall be decided after taking into consideration the demand situation at the provisional price and other conditions.)	
(4)	Offering period (domestic)	From Friday, February 22, 2008 through Wednesday, February 27, 2008	
(5)	Date of payment for our own shares	Thursday, February 28, 2008	
(6)	Delivery date of share certificates	Friday, February 29, 2008	

(*)The above stated public offering through over-allotment option shall be conducted by Nomura Securities Co. Ltd. The company will undertake the offer by considering the demand situation for domestic offerings through underwriters who purchase and underwrite such equity shares.

Therefore, the number of shares to be offered for sale through the over-allotment option indicated above signify the maximum limit of shares to be offered. Depending on the demand situation, the number may be decreased, or the sale by over-allotment itself may be cancelled.

Our company's common shares that are subject to be offered through the over-allotment option shall be shares that Nomura Securities Co. Ltd. will borrow from Nikko Cordial Corporation, one of our company's shareholders (hereinafter referred to as "Share Lender"), for the sale through over-allotment. Related to this matter, Nomura Securities Co. Ltd. will be granted the right to acquire our company's shares incrementally for up to 10,000 shares from the share lender (hereinafter referred to as "Green Shoe Option") by the exercising deadline of March 25, 2008.

In addition, Nomura Securities Co. Ltd. may purchase our company's common shares up to the number of shares to be offered for sale through over-allotment option (hereinafter referred to as "Syndicate Cover Transaction") in the JASDAQ Securities Exchange from February 29, 2008 through March 19, 2008 upon consultation among Nomura Securities Co. Ltd., Nikko Citigroup Limited, and Morgan Stanley Japan Securities Co., Ltd. (hereinafter referred to as "Joint Lead Managers ") This purchase will be done with the purpose of returning the shares borrowed from the share lender.

Nomura Securities Co. Ltd. will not exercise the green shoe option stated above for the number of shares acquired by exercising the syndicate cover transaction stated above. In addition, even during the exercising period of the syndicate cover transaction, Nomura Securities Co. Ltd. may not, upon consultation among the, Joint Lead Managers exercise the syndicate cover transaction at all, nor may they terminate it even when the number of shares sold does not reach the number of shares acquired through the over allotment option.

2. Change in the total number of shares outstanding after current issuance of shares offered

Current number of shares issued	1,220,000 shares
Increased number of shares through public offer	-shares
Number of treasury stocks after disposition	-shares
Total number of shares after increase	1,220,000 shares

3. Use of net proceeds

Regarding the estimated amount of net proceeds of 7,095,550,000 yen *1 by the disposition of treasury stocks at this time, we intend to allocate the entire amount as operating funds for cash prepared for automated teller machines *2 (hereinafter referred to as "ATM").

*1 Estimated amount is calculated based on the nominal amount of issue of 140,000 yen stated in the submitted securities registration statement.

*2 Our company's primary source of profits is ATM commission received from our partnering financial institutions, etc. in exchange for providing customers of the institutions, etc. concerned with services such as deposit, withdrawal, transfer, etc. at ATMs installed in stores such as Seven-Eleven, etc. For this reason, it is necessary to prepare cash for temporary payment to customers. These funds are called "cash prepared for ATMs" and shall be considered as operating funds for our company.

4. Distribution of profit to shareholders

(1) Basic policy for distribution of profit

Our company positions the return of our profit to our shareholders as an important management measure. Regarding surplus at the fiscal year end, we make it a policy to endeavor to pay a continuous stable dividend by cash, considering an appropriate return of profit to our shareholders while still taking into account the balance in the internal reserve.

(2) Use of the internal reserve

We are planning to use the internal reserve in preparation for an increase in cash allocation for ATMs, as well as for use in research and development.

(3) Specific measures for increasing the distribution of profit to shareholders in the future

We will make an effort to reach 35% of dividend propensity annually. Also, pursuant to the provisions of Article 459 of the Company Law, we are aiming to pay dividends once every year, after adopting a resolution at a board of directors meeting that enables our company to distribute surplus to shareholders.

(4) Dividend distribution in the past three fiscal years

	Fiscal year ending in March, 2005	Fiscal year ending in March, 2006	Fiscal year ending in March, 2007
Earnings per share	JPY 8,888.51	JPY 8,680.89	JPY 10,736.56
Cash dividend per share (Interim dividend per share)	JPY − (JPY −)	JPY − (JPY −)	JPY 5,000 (JPY−)
Result of dividend propensity	− %	− %	46.57%
Return on equity	− %	− %	17.97%
Dividend to equity ratio	− %	− %	7.89%

(Note) 1. Earnings per share above were calculated based on the average number of shares issued during the term.

2. Return on equity above was calculated by dividing current net earnings by the shareholders equity (average amount between the beginning and the end of term), and the dividend to equity ratio was calculated by dividing the total amount of dividend by the stockholders equity at the term end.

3. The company started to pay dividends in the fiscal year ending in March, 2007.

5. Basic policy of distribution

Sale of shares may be conducted with investors who haven't applied for the offer, after consideration of conditions such as meeting the standard number of shareholders, ensuring the circulation of shares after being listed, and so forth under the listing requirements provided by JASDAQ Securities Exchange.

Regarding distribution, underwriters and commissioned financial commodities sales agents should plan to conduct sales impartially and faithfully in accordance with their own basic policies and internal regulations. For more details about basic policies regarding dividends, please visit the counters or websites of the respective companies.

6. Others

Underwriters will sell a certain number of shares to our company's employees' share holding membership, up to 5% of 291,400 shares offered in the domestic market, which the underwriters will underwrite and purchase.

(Note) Regarding "4. Distribution of profit to shareholders", it is based on our projection and no guarantee is given as to payment of a certain amount of dividend.

Exhibit 1

Name of seller who will sell shares in the domestic market.	Address	Number of shares to be sold
Palace Capital Co., Ltd., Corporate Value-Up Fund, Unlimited liability partner, Investment limited partnership	3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo	55,400
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	40,000
Sumitomo Mitsui Banking Corporation	1-1-2, Yurakucyo Chiyoda-ku, Tokyo	15,000
Resona Bank, Limited	2-2-1, Higomachi, Chuo-ku, Osaka City, Osaka	15,000
The Dai-ichi Mutual Life Insurance Company	1-13-1, Yurakucyo Chiyoda-ku, Tokyo	15,000
Meiji Yasuda Life Insurance Company	2-1-1, Marunouchi, Chiyoda-ku, Tokyo	12,500
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-ku, Tokyo	10,000
Mitsui Sumitomo Insurance Company, Limited.	2-27-2, Shinkawa, Chuo-ku, Tokyo	10,000
Nikko Cordial Corporation	6-5, Nihonbashikabutocyo, Chuo-ku, Tokyo	10,000
NEC Corporation	5-7-1, Shiba, Minato-ku, Tokyo	10,000
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-ku, Tokyo	10,000
Hitachi, Ltd.	1-6-6, Marunouchi, Chiyoda-ku, Tokyo	10,000
The Shizuoka Bank, Ltd.	1-10, Gofukucho, Aoi-ku, Shizuoka City, Shizuoka	7,500
The Bank of Yokohama, Ltd.	3-1-1, Minatomirai, Nishi-ku, Yokohama City, Kanagawa	7,500
ITOCHU Corporation	2-5-1, Kita-aoama, Minato-ku, Tokyo	7,500
Matsushita Electric Industrial Co., Ltd.	1006, Oazakadoma, Kadoma City, Osaka	7,500
MITSUI & Co., Ltd.	1-2-1, Otemachi, Chiyoda-ku, Tokyo	7,500
The Chiba Bank, Ltd.	1-2, Chibaminato, Chuo-ku, Chiba	5,000
Sumitomo Life Insurance Company	1-4-35, Shiromi, Chuo-ku, Osaka City, Osaka	5,000
Taiyo Life Insurance Company	1-2-3, Kaigan, Minato-ku, Tokyo	5,000
Aioi Insurance Co., Ltd.	1-28-1, Ebisu, Shibuya-ku, Tokyo	5,000
Sompo Japan Insurance Inc.	1-26-1, Nishishinjuku, Shinjuku-ku, Tokyo	5,000

Tokio Marine & Nichido Fire Insurance Co., Ltd.	2-1 Marunouchi, Chiyoda-ku, Tokyo	5,000
NIPPONKOA Insurance Company, Limited	3-7-3 Kasumigaseki, Chiyoda-ku, Tokyo	5,000
Sohgo Security Service Co., Ltd.	1-6-6 Motoakasaka, Minato-ku, Tokyo	5,000
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-ku, Tokyo	1,000
26 companies in total		291,400 shares in total

Name of seller who will sell shares in overseas markets.	Address	Number of shares to be sold
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-ku, Tokyo	19,000
One company in total		19,000 shares in total

Exhibit 2

Name of domestic underwriters	Address
Nomura Securities Co. Ltd.	1-9-1, Nihonbashi, Chuo-ku, Tokyo
Nikko Citigroup Limited	1-5-1, Marunouchi, Chiyoda-ku, Tokyo
Morgan Stanley Japan Securities Co., Ltd.	4-20-3, Ebisu, Shibuya-ku, Tokyo
Mitsubishi UFJ Securities Co. Ltd.	2-4-1, Marunouchi, Chiyoda-ku, Tokyo
Merrill Lynch Japan Securities Co., Ltd.	1-4-1, Nihonbashi, Chuo-ku, Tokyo
SMBC Friend Securities Co., Ltd.	7-12, Nihonbashi, Chuo-ku, Tokyo
Shizugin TM Securities Co. Ltd.	1-13, Outemachi, Aoi-ku, Shizuoka city, Shizuoka
Ichiyoshi Securities Co., Ltd.	2-14-1, Hattyobori, Chuo-ku, Tokyo
Okasan Securities Co. Ltd.	1-17-6, Nihonbashi, Chuo-ku, Tokyo
Kyokuto Securities Co., Ltd.	1-4-7, Kayabacho, Nihonbashi, Chuo-ku, Tokyo
Mito Securities Co. Ltd.	2-3-10, Nihonbashi, Chuo-ku, Tokyo
11 companies in total	

Exhibit B-14

JASDAQ

January 22, 2008

To whom it may concern

Company name: Seven Bank, Ltd.
Name of representative: Anzai Takashi: President
(Code number: 8410)
Contact: Kensuke Futagoishi,
Director, managing executive officer, and general manager of planning division
(TEL: 03-3211-3041)

Regarding financial outlook for fiscal year ending March 30, 2008

Our financial outlook for the fiscal year ending March 30, 2008 (from April 1, 2007 to March 31, 2008) is as follows.

[Non-consolidated for 2008 fiscal year] (in million yen / %)

Fiscal year / Item	Fiscal year ending March 30, 2008 (projection)			Fiscal year ending March 30, 2007 (result)	
		Composition ratio	Year-over-year basis		Composition ratio
Current income	83,400	100.0	110.5	75,427	100.0
Current earnings	23,300	27.9	93.1	25,021	33.1
Current net earnings	13,100	15.7	103.4	12,667	16.7
Earnings per share	10,737.70 yen			10,736.56 yen	
Cash dividend per share	4,100 yen			5,000 yen	

(Note) 1. Earnings per share of the fiscal year ending March 30, 2007 was calculated based on the average number of shares issued during the term, and earnings per share of the fiscal year ending March 30, 2008 was calculated based on the estimated number of shares issued at the term end after taking the disposition of our own shares into account.

2. Our company doesn't prepare a consolidated financial statement because we don't have any subsidiaries.

[Prerequisite for financial outlook for fiscal year ending March 30, 2008]

[Current income]

Given the circumstances, such as past performance results and increases in partners and number of ATMs installed, the company expects that total usage of our ATMs will be 497 million (up 79 million over the same period last year), the commission income from affiliated ATMs will be 79.9 billion yen (up 6.8 billion yen over the same period last year), and the current income will be 83.4 billion yen (up 7.9 billion yen over the same period last year).

[Current expenses]

Seven Bank has been actively replacing existing ATMs with second generation ATMs and will replace 5,400 ATMs in the current fiscal year. The company had installed ATMs on a rental agreement; however, we have been switching to the purchase of machines since March, 2006. Since Seven Bank plans to purchase all future newly installed ATMs, in the current fiscal year, the company expects 7.1 billion yen (up 5.1 billion yen over the same period last year) in depreciation on premises and equipment, 4.2 billion yen (up 800 million yen over the same period last year) in amortization of intangible fixed assets, 14 billion yen (up 300 million yen over the same period last year) in business consignment expenses, 3.5 billion yen (up 500 million yen over the same period last year) in maintenance and other expenses due to strengthening the features of ATM affiliated transaction programs and implementation of new services, and 48.5 billion yen (up 6.8 billion yen over the same period last year) in operating costs in the current fiscal year,.

In addition, the company expects 60 billion yen in current expenses (up 9.6 billion yen over the same period last year) by estimating 2.8 billion yen for the cost of raising funds (up 1.3 billion yen over the same period last year), due to the increased burden of bond interest and other expenses, and 8.1 billion yen (up 1.6 billion yen over the same period last year) in fees and commissions after reviewing commission.

As a result, we anticipate that the current earnings will be 23.3 billion yen, or a 1.7 billion decrease from the same period last year.

[Extraordinary loss]

The company anticipates the extraordinary loss of 1.2 billion yen (down 2.7 billion yen from the same period last year), due to the exit penalty and other fees caused by terminating a lease before the contract expires in order to replace ATMs with second generation ATMs. As a result, we expect the current net earnings will be 13.1 billion yen (up 400 million yen over the same period last year).

Exhibit B-15

January 17, 2008

To whom it may concern

Shinsei Bank, Limited

Seven Bank, Ltd.

Joint installation of Seven Bank ATMs at Shinsei Bank ATM sections in unmanned branches

Shinsei Bank and Seven Bank have reached a cooperation agreement for mutual use of the banks' sales channels, commodities and services

Shinsei Bank, Limited (hereinafter referred to as "Shinsei Bank", Thierry Porté: President and CEO) and Seven Bank, Ltd. (hereinafter referred to as "Seven Bank", Takashi Anzai: President) today announced that both banks have reached a mutual cooperation agreement in order to work together to enhance customer service and operational efficiency by making full use of all sales channels, commodities and services. The first step will be the installation of Seven Bank ATMs at Shinsei Bank unmanned branches in Tokyo and elsewhere in order to streamline and enhance the efficiency of both banks' ATM networks.

Shinsei Bank positions the infrastructure of Seven Bank's ATM networks, in which more than 12,000 ATMs currently operate, as an important sales channel in its retail strategy. Shinsei Bank will focus on jointly developing unique commodities and services and creating new marketing techniques through an ATM network with Seven Bank. Through intermediary work and by acting as an agent for Seven Bank, Shinsei Bank will also expand its retail presence and offer quality commodities at Seven Bank's manned branches within Ito-Yokado stores and on its website "Everyone's Money Site" (a web site introducing commodities and services offered by Seven Bank's partnered financial institutions).

This will be the first time for Seven Bank to install its ATMs in another bank's ATM sections (unmanned branches). Utilizing the knowledge it has gained in ATM operations and management, Seven Bank aims to explore more advanced ways to provide enhanced services through its ATM network with Shinsei Bank, and to expand business by taking advantage of the competitiveness of commodities offered by Shinsei Bank.

Shinsei Bank and Seven Bank remain committed to improving customer service through cooperation and mutual use of both banks' sales channels, commodities and services.

[Details of mutual cooperation agreement]

(1) Joint installation of Seven Bank ATMs at Shinsei Bank ATM sections in unmanned branches.

(2) Mutual cooperation to provide more advanced ATM services
The banks will explore ways to insert information about Shinsei Bank commodities and services at Seven Bank ATMs.

(3) Investigation of intermediation and agency sales for commodities and services offered by Shinsei Bank at Seven Bank branches.

[Contact]
Public Relation Department of Shinsei Bank, Limited. TEL: +81-3-5511-5013
Planning Division of Seven Bank (Public Relation) TEL: +81-3-3211-3041

Exhibit B-16

September 10, 2007

To whom it may concern

Seven Bank, Ltd.

Regarding the loss of CD (compact disk) containing customers' private information

Our company had the misfortune to lose a compact disk (hereinafter referred to as "CD") containing customers' private information.

1. Information contained in a piece of the missing CD

- Private information concerning our bank depositors

  Date: At the end of December, 2005

  Number of items: 26,688

  Contents included: Customer name, account number, telephone number, date of birth, and other data

  Information related to PIN number, deposit balance, and mailing address is not contained in the data.

  * Other data are things such as "branch code", "registration date", etc.

2. Background of the matter

The CD concerned was created to save necessary data in the previous system as our company renewed the bank ledger related system, which we implemented in January 2006. We had kept an original and a copy in a separate safe box; however, when we checked the number of CDs we discovered that the original CD was missing. After conducting an internal investigation, we found it highly likely that the disk had accidentally been disposed of between May and July, 2006. So far, we haven't received any reports or inquiries relating to this matter regarding the fraudulent use of customers' private information.

3. Possibility of information leakage

We have set up the passwords to each data file contained in the CD, and it is not easy to read the details of those data files. Therefore, we consider it unlikely that the information has leaked.

We apologize for bringing about such a serious problem.

We are taking this matter seriously and will strengthen the measures used to manage customers' private information in order to prevent a reoccurrence.

< Inquiry center for customers >	
Seven Bank Telephone Center	0120-77-1179 (Toll-free)
	Open from 8:00a.m. to 9:00p.m, 7days a week

[Contact]

Public relations section, Planning Division of Seven Bank, Ltd. (Kenichi Yamamoto)

TEL:03-3211-3041

Exhibit B-17

News Release


nanaco

August 20, 2007
Seven Bank, Ltd.
Seven & i Holdings Co., Ltd

The first electronic money in the retail industry, "nanaco", is now available for recharging at Seven Bank ATMs

Seven Bank, Ltd. and Seven & i Holdings Co., Ltd today announced that recharge (deposit) and balance inquiry services for Seven & i Holdings' electronic money "nanaco" will be available at Seven Bank's second generation ATMs.
Recharge and balance inquiry services will be available on Monday, September 3, 2007 at ATMs installed in Tochigi and Ibaraki prefectures, and on Monday, October 1, 2007 at all second generation ATMs installed nationwide.

As of Monday, August 20, 2007, Seven Bank operates about 7,900 second generation ATMs in 24 prefectures, and will replace all current ATMs with second generation ATMs by the end of September 2008.

Currently, the "nanaco" recharge service is available at 25,000 POS registers at all 11,769 Seven-Eleven stores (as of the end of July, 2007). With this move enabling recharge services at ATMs installed in Seven-Eleven and Ito-Yokado stores, the number of ATMs at which users can recharge "nanaco" will extend to about 33,000 (estimated as of October, 2007), and will lead to improved convenience for customers.

In addition, Seven Bank will advance the investigation into recharging other institutions' electronic money through its second generation ATMs in order to enhance customer convenience.

1. Schedule

Monday, September 3, 2007	Launch service (recharge and balance inquiry) at ATMs installed in Tochigi and Ibaraki prefectures (about 850 ATMs at Seven-Eleven stores and seven ATMs at Ito Yokado stores).
Monday, October 1, 2007	Launch service (recharge and balance inquiry) at all second generation ATMs installed in 25 prefectures (approximately 8,000).
By the end of September, 2008	Replacement of current ATMs with second generation ATMs will be completed. Recharge and balance inquiry services will be available at all Seven Bank ATMs.

2. Operation of ATM (how to recharge "nanaco")

1. Press "nanaco" button in the lower right corner of the screen.
2. Place "nanaco card" or "nanaco mobile" on the scanner.





3. Select menu options.
4. Follow the directions displayed on the screen.





* Insert bills within the limit.
* Exact money only.
* Cash in thousand yen units only.
* Balance limit of "nanaco": Less than 30,000 yen (up to 29,999 yen)

5. Remove the "nanaco card" or "nanaco mobile" from the scanner when the recharge has finished.



[Contact]

Seven Bank Ltd……Public relations for planning department, TEL: +81-3-3211-3041
Seven & i Holdings Co., Ltd……Public relations center, TEL: +81-6238-2446

<Reference>

The number of ATMs installed in each prefecture and the replacement progress of current ATMs with second generation ATMs

(As of August 20, 2007)

Status of ATM installation: 35 prefectures

Prefecture/Area	Number of ATMs	Replacement status
Hokkaido	837	Scheduled during 2008
Aomori	4	Completed
Iwate	15	Completed
Miyagi	319	Completed
Akita	2	Completed
Yamagata	128	Scheduled during 2008
Fukushima	383	Ongoing
Ibaraki	502	Completed
Tochigi	351	Completed
Gunma	341	Ongoing
Saitama	889	Completed
Chiba	803	Completed
Tokyo	1,668	Completed
Kanagawa	926	Completed
Niigata	343	Scheduled during 2008
Yamanashi	157	Scheduled during 2008
Nagano	352	Ongoing
Gifu	49	Completed
Shizuoka	524	Completed
Aichi	468	Ongoing
Mie	8	Completed
Shiga	150	Completed
Kyoto	166	Completed
Osaka	515	Completed
Hyogo	362	Completed
Nara	54	Completed
Wakayama	38	Completed
Okayama	189	Scheduled during 2008
Hiroshima	379	Ongoing
Yamaguchi	215	Scheduled during 2008
Fukuoka	677	Ongoing
Saga	130	Scheduled during 2008
Nagasaki	67	Scheduled during 2008
Kumamoto	188	Ongoing
Oita	-	Scheduled concurrently with the launch of service on September, 2007
Miyazaki	125	Scheduled during 2008

Total [illegible] 12,824 [redacted]

* Regarding ongoing replacements as of August 20, they will be completed in Gunma, Nagano, Aichi, Hiroshima, Fukuoka, and Kumamoto by the end of 2007 and in Fukushima by the end of 2008.

Exhibit B-18

セブン&アイHLDGS.

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

June 18, 2007

Seven Bank has launched "Everyone's Money Site"

A website enabling users to compare, select, and order financial commodities provided by our partners will launch on Monday, June 18.

Seven Bank, Ltd. (hereinafter referred to as "Seven Bank", headquartered in Chiyoda-ku, Tokyo, Takashi Anzai: President) announced that it will launch a website called "Everyone's Money Site" on Monday, June 18, 2007.

"Everyone's Money Site" enables users to compare and search for information about financial commodities provided by financial institutions partnered with Seven Bank, to check details of each commodity, to request brochures, and to place tentative orders. As of June 18, 37 partners participate in the service.

Seven Bank focuses on "Everyone's Money Site" as a flagship channel to achieve financial retail service, and aims to develop it into a one-stop channel for the sale of financial commodities on the Internet. We will respond appropriately to customers' needs while making efforts to enhance the site's features, including expanding the line of commodities as well as our partners' base.

1. Launch date: Monday, June 18, 2007
2. URL: http://money.sevenbank.co.jp/
3. Service outline: The service is divided into sections serving different purposes, such as "Save", "Increase", "Borrow", "Prepare", "Spend", "Consult", "Check", and "Free service", and it allows users to compare and search for financial commodities provided by our partners, to check details of each commodity, to request brochures, and to place tentative orders.

   * Available services depend on commodities

- ""Save": Information on savings, such as ordinary deposit, time deposit, etc., and information on special pension plans are available.
- "Increase": Information on asset management commodities, such as corporate shares, investment trusts etc., and information on securities accounts are available.
- "Borrow": Information on mortgages, loans for various purposes, etc. are available. Also, users can simulate obtaining various types of loans.
- "Prepare": A wide range of insurance commodities, such as life insurance, casualty insurance, etc., sold by Seven & i Holdings insurance agency, York Insurance Co., Ltd. (Hato no Hokenya-San).
- "Spend": Information on credit cards, delivery of foreign currency, and electronic money is available.
- "Consult": Information on events to be held at manned branches of Seven Bank is available.

- "Check": Useful information on financial commodities and results of various surveys on familiar financial commodities are available.
- "Service": Internet payment service using Internet banking through a Seven Bank account is available.

Display flow (Sample)

Front page of "*Everyone's Money Site*"



Searching for commodities

e.g. Users can search for mortgage, loans for various purposes, ordinary deposit, time deposit, securities accounts, etc.



Displaying detailed information



Receiving a tentative order



Receiving a request for brochure



Tentative orders and requests for brochures will be dealt with by partners after being transferred to their respective websites.

List of partners

- **Bank** (Acting as an intermediary for opening accounts, introducing loans, etc.)

Name of bank	Commodities provided as of June 18			Bank name	Commodities provided as of June 18		
	Ordinary deposit	Mortgage	Loans for various purposes		Ordinary deposit	Mortgage	Loans for various purposes
The Ibaraki Bank, Ltd.	—	—	o	The Daisan Bank, Ltd.	—	—	o
The Bank of Iwate, Ltd.	o	—	—	The Chiba Bank, Ltd.	o	—	—
The Kita-nippon Bank, Ltd.	—	o	—	The Tohoku Bank, Ltd.	—	o	—
Saitama Resona Bank, Limited.	o	—	—	The Tochigi Bank, Ltd.	—	—	o
The Shiga Bank, Ltd.	o	—	—	Sumitomo Mitsui Banking Corporation	o	—	—
The Shizuoka Bank, Ltd.	—	o	—	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	o	—	—
Citibank,N.A.	o	—	—	The Musashino Bank, Ltd.	o	—	—
The Juroku Bank, Ltd.	o	o	o	The Yamagata Bank, Ltd	o	—	o
Shinsei Bank, Limited.	o	—	—	Resona Bank Limited	o	—	—
Sony Bank Inc.	o	o	—	The Hongkong and Shanghai Banking Corporation Limited*	—	—	—

* The Hongkong and Shanghai Banking Corporation Limited deals with delivery of foreign currency only.

* In addition to the commodities above, Seven Bank will start to deal with commodities provided by the Tokyo Tomin Bank, Limited, the Bank of Nagoya, Ltd., and Momiji Bank Ltd., starting around the summer of 2007.

- **Securities [Asset management commodities** (acting as an intermediary for opening securities accounts and introducing commodities such as corporate shares, investment trusts, government bonds for individual investors)]
  Nomura Securities Co., Ltd., Nikko Cordial Securities, Inc.

- **Securities [Securities accounts** (acting as an intermediary for opening securities consolidated accounts, etc., and for requesting brochures)]
  SBI E* Trade Securities Co., Ltd.*, CLICK Securities, Inc., Joinvest, Securities Co., Ltd
  Toyo Securities Co.,Ltd, Matsui Securities Co., Ltd., Monex Inc., Marusan Securities Co., Ltd., Rakuten Securities, Inc.
  * SBI E* Trade Securities introduces the personal special pension plan as well.

■ **Other companies**

- IY Card Service Co., Ltd.: Acting as an intermediary for applying for IY Card and electronic money "nanaco".
- ANA Sales Co.,Ltd.: Acting as an intermediary for applying for travel savings plans.
- SBI Mortgage Co.,Ltd.: Acting as an intermediary for applying for mortgages.
- GE Money (GE Consumer Finance Co.,Ltd.) : Acting as an intermediary for applying for mortgages.
- JTB Corp.: Acting as an intermediary for applying for JTB's travel savings plan "Tabitabi Bank".
- Tanaka Kikinzoku Kogyo K.K.: Acting as an intermediary for applying for fine gold and platinum savings.
- York Insurance Co., Ltd.: Introducing life insurance, medical insurance, and others dealt by York Insurance.

[Contact]
Public relations section, Planning division of Seven Bank, Ltd. (Kenichi Yamamoto/Wakana Sato)
TEL: 03-3211-3041

Exhibit B-19

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

June 14, 2007

Seven Bank will launch securities brokerage business at manned branches and on website

—Seven Bank has partnered with Nomura Securities and Nikko Cordial Securities—

Seven Bank, Ltd. (hereinafter refered to as "Seven Bank", headquartered in Chiyoda-ku, Tokyo, Takashi Anzai, President) today announced that it will launch a securities brokerage business in conjunction with Nomura Securities Co., Ltd., (hereinafter referred to as "Nomura Securities", headquartered in Chuo-ku, Tokyo, Nobuyuki Koga, President and CEO) and Nikko Cordial Securities Inc. (hereinafter called " Nikko Cordial Securities", headquartered in Chiyoda-ku, Tokyo, Mikio Kitabayashi, President and CEO) at five manned branches of Seven Bank, called "Everyone's Bank Teller Window ", as well as on the Seven Bank website on Monday, June 18, 2007.

1. Launch date

   Monday, June 18, 2007

2. Securities companies partnered with

   Nomura Securities, Nikko Cordial Securities

3. Lineup of services

   Securities brokerage services, such as opening a securities account with Seven Bank's partnering securities companies, and introduction of products regarding stocks, investment trust, and government bonds for individual investors.

4. Branches dealing in these services (five manned branches)

Ito-Yokado, Soga branch of Seven Bank	Ito-Yokado, Yachiyodai branch of Seven Bank
Ito-Yokado, Kawaguchi branch of Seven Bank	Ito-Yokado, Kasai branch of Seven Bank
Ito-Yokado, Kameari branch of Seven Bank	

Be aware that the manned branches do not accept orders for products. Orders can be placed through call centers or the websites of partnering securities firms after opening their respective securities accounts through Seven Bank.

[Contact]

Public relations section, Planning division of Seven Bank, Ltd. (Kenichi Yamamoto / Wakana Sato)

TEL: +81- 3-3211-3041

Exhibit B-20

セブン&アイHLDGS.

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

May 11, 2007

Seven Bank ATMs will be installed in Nomura Securities headquarters and other branches

—Seven Bank will install approximately 300 ATMs in 47 prefectures in June, 2007—

Seven Bank, Ltd. (hereinafter referred to as "Seven Bank", headquartered in Chiyoda-ku, Tokyo, Takashi Anzai: President) today announced that it will sequentially install about 300 Seven Bank ATMs in Nomura Securities Co., Ltd. (hereinafter referred to as "Nomura Securities", headquartered in Chuo-ku, Tokyo, Nobuyuki Koga: President and CEO) branches nationwide in June, 2007.

This will be the first time for Seven Bank to install ATMs outside the Seven & i Holdings groups (Seven-Eleven, Ito-Yokado etc.), and this movement will extend the reach of the Seven Bank ATM network to all 47 prefectures instead of the 33 at present. Utilizing the infrastructure of its ATM networks and the expertise it has gained in ATM operations and management, Seven Bank remains committed to reducing the burden of ATM management and control for its partnering financial institutions, and to improving convenience for customers.

[Outline of services offered at Seven Bank ATMs installed in Nomura Securities branches (plan)]

1. Time of installation: Starting in June, 2007
2. Installation location: All Nomura Securities branches nationwide
3. Scheduled number of ATMs installed: Approximately 300
4. Business hours: Conform to the present business hours of Nomura Securities ATM sections.
   Weekdays: 8:00 a.m. - 9:00 p.m.
   Saturdays, Sundays, National holidays: 9:00 a.m. - 6:00 p.m.
   * ATMs will be closed between January 1 and January 3.
   * Business hours may differ depending on branches.
5. Details of service: 1. Customers will be able to deposit, withdraw, and check their balance with Nomura Card, free of charge.
   (It is also free of charge when customers use Nomura Card within the Seven Bank ATM network, in which more than 12,000 ATMs have been installed nationwide.)
   * New services, such as PIN changing and reduction daily withdrawal limit , will be available at Seven Bank ATMs nationwide as well as at the ATMs above in June.
   2. Other than Nomura Card, customers will also be able to use cards issued by 547 financial institutions partnering with Seven Bank at Seven Bank ATMs installed at Nomura Securities branches.

[Contact]
Public relations section, Planning division of Seven Bank (Kenichi Yamamoto)
TEL: +81-3-3211-3041

Exhibit B-21

セブン&アイHLDGS.

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

November 22, 2006

Announcement of the second and third issuance of debenture straight bonds (public offering)

Seven Bank, Ltd. (headquartered in Chiyoda-ku, Tokyo, Takashi Anzai: President) announced today that it has decided to issue second and third debenture straight bonds (public offering) on the terms and conditions stated below.

Name of bond	The second issuance of debenture straight bond (with special agreement on limited equal priority among bonds)	The third issuance of debenture straight bond (with special agreement on limited equal priority among bonds)
Term	Five years	Seven years
Total amount of issue	JPY 36 billion	JPY 24 billion
Issue value	JPY 100 per face value of JPY 100	
Face amount	JPY 100 million	
Interest rate	1.45%	1.67%
Issue date	Monday, December 4, 2006	
Redemption date	Tuesday, December 20, 2011	Friday, December 20, 2013
Interest payment date	June 20 and December 20 every year	
Method of offer	Public offering	
Rating obtained	AA (Rating and Investment Information, Inc.) A+ (Standard & Poor's)	
Fiscal agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation
Lead managing underwriter	Nomura Securities Co., Ltd Nikko Citigroup Limited Morgan Stanley Japan Securities Co., Ltd.	Nomura Securities Co., Ltd Mitsubishi UFJ Securities Co., Ltd Nikko Citigroup Limited
Use of funds	For cash prepared for automated teller machines	

<Reference>

At the end of September, 2006	Number of ATMs installed	11,726
At the end of March, 2007	Number of ATMs installed (projection)	Approximately 12,100

[Contact]
Public relations section, Planning Division of Seven Bank, Ltd.
TEL:03-3211-3041

Exhibit B-22

October 11, 2006

To whom it may concern:

Seven Bank, Ltd.

Regarding the loss of an MO disk with customers' ATM transaction information

The situation has arisen that our company lost an MO disk (magnet-optical disk) containing customers' ATM transaction information, including embossed information on their cards.
* Embossed information on cards is the information imprinted on the face of cards and saved as an image.

1. Information contained in a piece of the missing MO disk
   Transaction information at one of our company's ATMs (installed at Shimotsuma-shiromoto branch of Seven-Eleven, Ibaraki prefecture)
   Period: From December 28, 2005 to August 21, 2006
   Number of items: 42,858
   Contents embedded: The details are as follows. No information related to PIN numbers is contained.

	Type of transaction	Contents embedded	Number embedded
1.	Withdrawal (including borrowing)	Name of financial institution*1, branch code, customer name, account number*2, date and time of transaction, amount of transaction, balance after transaction*3	24,289
2.	Deposit (including repayment)	Name of financial institution *1, branch code, customer name, account number*2, date and time of transaction, amount of transaction, balance after transaction*3	5,988
3.	Transfer	Name of financial institution *1, branch code, customer name, account number*2, date and time of transaction, transfer amount, telephone number, money transfer information*4	159
4.	Balance inquiry	Name of financial institution *1, branch code, customer name, account number*2, date and time of transaction	10,454
5.	Exited before choosing a transaction	Name of financial institution *1, branch code, customer name, account number*2, date and time of transaction	1,968
	Total		42,858

*1. It may be a code number depending on the financial institution.
*2. It may be a membership number or contractor number depending on the financial institution.
*3. It is limited to transactions such as "borrowing" and "repayment" with a part of the financial institution.
*4. Money transfer information means name of payee, name of payee bank and branch, account number of payee, account type of payee, and amount received.

2. Background of the matter
   The MO disk concerned was lost after the company department responsible obtained it from an outsourced custody-management company in order to inquire about the contents embedded in it. After conducting an internal investigation, we found it highly likely that the disk had accidentally been disposed of. So far, we haven't received any reports or inquiries relating to this matter regarding fraudulent use of any customers' ATM transaction information.

3. Possibility of information leakage
   The data contained in the MO disk were scrambled in our company's unique method when they were saved, and dedicated software is necessary for decoding. Therefore, we consider it unlikely that the information has been leaked.

We apologize for bringing about such a serious problem.
We are taking this matter seriously and will strengthen our thorough measures for the management of customers' ATM transaction information in order to prevent a reoccurrence.

<Inquiry center for customers>
Seven Bank telephone center 0120-77-1179 (Toll-free)
03-5617-2231 (Chargeable)
Open from 8:00 a.m. to 9:00 p.m., 7 days a week

[Contact]
Public Relations section, Planning Division of Seven Bank, Ltd. (Kenichi Yamamoto)
TEL: 03-3211-3041

Exhibit B-23

NEWS RELEASE

セブン銀行

Public Relations Section Planning Division
Marunouchi Center Building 6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005 Japan

October 6, 2006

Seven Bank acquired credit rating from Rating and Investment Information, Inc.

Seven Bank, Ltd. (Headquartered in Chiyoda-ku, Tokyo, Takashi Anzai: President) announced that it acquired the following credit rating from Rating and Investment Information, Inc. (hereinafter referred to as "R&I").

Our company acquired this credit rating as a result of the fact that we are rated highly for factors such as "strategic importance for the parent company group", "extremely low credit risk", and "competitive ATM networks".

The R&I issuer rating "AA" is currently the top grade for Japanese banks.

As of September 30, 2006, there is no bank that has acquired a rating of "AAA" or "AA+" from R&I. In addition, there are only three banks that have acquired "AA", including our company. For more information, please visit R&I's website at http://www.r-i.co.jp/jpn/.

1. Credit rating	Issuer rating "AA" "Stable" outlook
2. Date of acquisition	October 6, 2006
3. Rating company	Rating and Investment Information, Inc.
4. Purpose of obtaining credit rating	To promote diversification and stabilization of fund raising, and to utilize it in future financial strategy by obtaining objective ratings from multiple independent bodies in order to secure our financial position.

<Reference: Our credit rating>

Rating company	Credit rating
Standard & Poor's (acquired previously)	Long-term counterparty rating: A+ Short-term counterparty rating: A-1 Rating on fundamental credit of bank: B
R&I	Issuer rating "AA" (Stable outlook)

[Contact]
Public relations section, Planning division of Seven Bank, Ltd.
TEL: 03-3211-3041

(SUBJECT TO COMPLETION) Dated January 22, 2008

Information herein is subject to completion and amendment. We may complete or amend this preliminary offering circular without notice. This preliminary offering circular is not an offer to sell, nor is it seeking an offer to buy, the shares in any jurisdiction where such offer or sale is not permitted.

SEVEN BANK

Offering of 363,750 Shares of Common Stock

OFFER PRICE: ¥● PER SHARE

This offering circular relates to a global offering of 363,750 shares of common stock of Seven Bank, Ltd., a corporation organized under the laws of Japan. Of the shares in the global offering, ● shares are being offered outside Japan in an international offering by the international managers named in this offering circular. Of the shares in the international offering, ● shares will be purchased by the international managers from the international selling shareholder named in this offering circular and 53,350 shares of treasury stock will be purchased by the international managers from us. Concurrently with the international offering, ● of the shares in the global offering are being offered to the public in Japan by Japanese underwriters. All of the shares in the Japanese offering will be purchased by the Japanese underwriters from the Japanese selling shareholders named in this offering circular.

Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has an option to purchase from Nikko Cordial Corporation up to 10,000 additional shares in connection with over-allotments in the Japanese offering, if any. See "Offering and Sale."

The international managers are offering the international shares in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. In addition, U.S. broker-dealer affiliates of the international managers are offering the international shares in the United States to institutions that are "qualified institutional buyers," as defined in Rule 144A under the Securities Act. For a description of these and certain other restrictions on offers, sales and transfers of the international shares, see "Offering and Sale" and "Transfer Restrictions."

Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of our shares on the Jasdaq Securities Exchange, Inc. We expect that admission to listing of the shares will become effective and that trading will commence on or about February 29, 2008 (Tokyo time).

Investing in the shares involves risks. See "Risk Factors" beginning on page 11.

The shares in the international offering are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any such order in whole or in part. It is expected that payment for the shares of treasury stock to be sold in the international offering will be made in yen for value on or about February 28, 2008 (Tokyo time), that payment for the shares to be sold by the international selling shareholder will be made in yen for value on or about February 29, 2008 (Tokyo time), and that delivery of the shares to be sold in the international offering will be made through the facilities of the Japan Securities Depository Center, Inc., or JASDEC, in Tokyo, on or about February 29, 2008 (Tokyo time).

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO THE EXCEPTIONS REFERRED TO IN THIS OFFERING CIRCULAR, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

Joint Global Coordinators

Nomura Securities | **Morgan Stanley** | **Nikko Citigroup**

International Joint Lead Managers and Joint Bookrunners

Nomura International | **Morgan Stanley** | **Nikko Citigroup**

Co-Lead Manager

Mitsubishi UFJ Securities International plc

Co-Manager

Merrill Lynch International

The date of this offering circular is February ●, 2008.

No person has been authorized in connection with the international offering to give any information or to make any representation other than as contained in this offering circular and, if given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholders, any international manager or any U.S. broker-dealer affiliate of the international managers. No action has been, or will be, taken to permit a public offering of the international shares in any jurisdiction where action would be required for that purpose. Accordingly, the international shares offered hereby may not be offered or sold, directly or indirectly, and this offering circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this offering circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES COVERED BY THIS OFFERING CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER THE LAWS OF THE UNITED STATES.

This offering circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire international shares. Distribution of this offering circular to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of its contents without our prior written consent is prohibited. Each person receiving this offering circular acknowledges that (i) such person has not relied on any international manager, any U.S. broker-dealer affiliate of the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of such information or its investment decision and (ii) no person has been authorized to give any information or to make any representation concerning us, the selling shareholders or the shares offered by this offering circular other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorized by us, the selling shareholders, any international manager or any U.S. broker-dealer affiliate of the international managers.

The international shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended, and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which means any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident in Japan, except in compliance with the Financial Instruments and Exchange Law and other relevant laws and regulations.

The international shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or with any securities authority of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The international shares are being offered (i) in the United States only to "qualified institutional buyers," in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, and (ii) outside the United States in offshore transactions (as defined in, and in accordance with, Regulation S). Prospective purchasers are hereby notified that sellers of the international shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the international shares and the distribution of this offering circular, see "Offering and Sale" and "Transfer Restrictions."

TABLE OF CONTENTS

Summary	1
Summary Financial Data and Other Information	4
Risk Factors	11
Use of Proceeds	18
Information Concerning Our Common Stock	19
Exchange Rates	20
Capitalization	21
Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Business	53
Management	69
Subsidiaries and Affiliates	72
Principal and Selling Shareholders	73
Related Party Transactions	76
Supervision and Regulation	78
Description of Common Stock	85
Taxation	91
Transfer Restrictions	96
Clearance and Settlement	97
Offering and Sale	98
Legal Matters	104
Independent Auditors	104
Index to Financial Statements	F-1

AVAILABLE INFORMATION

We intend to furnish to the United States Securities and Exchange Commission information in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have agreed that we will use our best efforts to obtain and, for so long as any of the international shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, will use our best efforts to maintain any exemption from the registration requirements of Section 12 of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, unless we become subject to and comply with Section 13 or 15(d) of the Exchange Act; and during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to such Rule 12g3-2(b), will furnish, upon request, to any holder of restricted securities, or any prospective purchaser designated by a holder of restricted securities, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice Concerning the European Economic Area

This offering circular has been prepared on the basis that all offers of international shares will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the European Economic Area, or the EEA, from the requirement to produce a prospectus for offers of securities. Accordingly, any person making or intending to make any offer within the EEA of international shares which are the subject of the placement contemplated in this offering circular should only do so in circumstances in which no obligation arises for us or any of the international managers to produce a prospectus for such offer. Neither we nor the international managers have authorized nor do we or they authorize the making of any offer of international shares through any financial intermediary, other than offers made by the international managers which constitute the final placement of international shares contemplated in this offering circular.

Notice Concerning the United Kingdom

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000, as amended, or FSMA, with respect to anything done by any person in relation to the international shares in, from or otherwise involving, the United Kingdom must be complied with. See "Offering and Sale."

This offering circular is for distribution in the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d), or "high net worth companies, unincorporated associations etc." of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the issue or sale of any international shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This offering circular is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this offering circular relates is available only to relevant persons and will be engaged in only with relevant persons.

Each international manager has represented and agreed that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the international shares in circumstances in which section 21(1) of FSMA does not apply to us; and
- it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Citigroup Global Markets Limited is authorized to conduct Japan-related business under the name Nikko Citigroup.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering circular, "we," "us," "our" and "Seven Bank" refer to Seven Bank, Ltd. We do not have any subsidiaries or affiliates accounted for by the equity method.

In this offering circular, references to "U.S. dollars," "dollars" and "$" refer to the lawful currency of the United States and those to "yen" and "¥" refer to the lawful currency of Japan. For convenience, yen amounts translated into dollars in this offering circular have been translated at the rate of ¥115.43 = $1.00, the approximate rate of exchange prevailing on the Tokyo Foreign Exchange Market as of September 30, 2007 unless indicated otherwise. However, these currency translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The noon buying rate in New York City for cable transfers in yen as certified for U.S. customs purposes by the Federal Reserve Bank of New York on January 18, 2008 was ¥106.82 = $1.00.

In this offering circular, where information is presented in millions of yen or thousands of dollars, amounts of less than one thousand or one million, as the case may be, have been truncated unless otherwise specified. In this offering circular, where information is presented as percentages, amounts less than one-tenth of one percent or one-hundredth of one percent, as the case may be, have been truncated unless otherwise specified. Accordingly, figures presented in tables in this offering circular may not total due to such truncating.

Our fiscal year end is March 31. Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain significant respects from accounting principles generally accepted in other countries, including accounting principles generally accepted in the United States, or U.S. GAAP, and International Financial Reporting Standards, or IFRS.

The following are the financial statements included in this offering circular:

- English translations of our Japanese-language audited annual financial statements as of and for the fiscal years ended March 31, 2005, 2006 and 2007 originally prepared pursuant to the Securities and Exchange Law of Japan, filed with the Kanto Local Finance Bureau in Japan, and published in Japan;
- our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007; and
- our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007.

In order to present our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007 and our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007 in a format more familiar to investors outside Japan, we have prepared such financial statements with certain reclassifications not included in our Japanese-language audited annual financial statements originally prepared pursuant to the Securities and Exchange Law and published in Japan. Accordingly, some items in our reclassified English-language audited annual and unaudited interim financial statements are not directly comparable to financial information contained in the English translations of our domestically published Japanese-language financial statements referred to above.

Our domestically published Japanese-language annual financial statements as of and for the fiscal years ended March 31, 2005 and 2006 referred to above, English translations of which are included in this offering circular, were audited by ChuoAoyama PricewaterhouseCoopers, our independent auditors for the corresponding fiscal years. Our domestically published Japanese-language annual financial statements as of and for the fiscal year ended March 31, 2007 referred to above, English translations of which are included in this offering circular, were jointly audited by Misuzu Audit Corp. (formerly ChuoAoyama PricewaterhouseCoopers) and KPMG AZSA & Co., our joint independent auditors for the corresponding fiscal year. Misuzu Audit Corp. terminated its auditing activities and dissolved its business in July 2007. See "Independent Auditors." Our English-language annual financial statements as of and for the fiscal year ended March 31, 2007, included in this offering circular, were audited by KPMG AZSA & Co., our current independent auditors.

This offering circular contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements appear in a number of places in this offering circular and include statements regarding the intent, belief or current expectations of our management with respect to our business, results of operations and financial condition. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation:

- adverse changes in the market for ATM-related services that may adversely affect our results of operations or threaten our current business model, particularly in light of our dependence on a single source, ATM usage fees, for a substantial majority of our revenues;
- challenges we face in achieving further growth in ATM transaction volume and maintaining the profitability of our ATM network;
- adverse changes in our existing arrangements with Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd. or other affiliates in the Seven & i Holdings group that we rely upon for installation locations for our ATMs and to provide related services;
- adverse changes in our relationships with, or the financial condition of, our correspondent financial institutions;
- increases in the use of electronic money systems and other non-cash payment methods that could cause a decrease in demand for ATM cash withdrawal services, resulting in a decrease in ATM transaction volume; and
- any disruption to the services provided by our third-party service providers or any misconduct by those third-party service providers.

Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering circular. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering circular to reflect future actual events or developments. The information contained in this offering circular, including without limitation the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that might cause the forward-looking statements not to be realized.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Japanese corporation organized under the laws of Japan. All of our directors and executive officers and our independent certified public accountants reside outside the United States, and a substantial portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for holders or beneficial owners of shares of our common stock to effect service of process within the United States or elsewhere outside Japan upon us or such persons or to enforce against us or such persons judgments obtained in U.S. courts or elsewhere, whether or not predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or any state thereof. Nishimura & Asahi, our Japanese counsel, has advised us that in original actions or in actions for enforcement of judgments of U.S. federal or state courts brought before Japanese courts there is in general doubt as to the enforceability of liabilities based solely on U.S. federal and state securities laws.

SUMMARY

You should read this summary together with the more detailed information, including "Risk Factors" and our financial statements and related notes, appearing elsewhere in this offering circular.

Seven Bank, Ltd.

Overview

Our primary business is the provision of ATM services to Japanese consumers through our nationwide network of ATMs. Established in April 2001 under the name IY Bank Co., Ltd., we are affiliated with the Seven & i Holdings group, and most of our ATMs are located in the convenience stores of Seven-Eleven Japan Co., Ltd., the operator of Japan's largest network of convenience stores. We have rapidly expanded our operations since our establishment and as of December 31, 2007 we had 12,837 ATMs, the largest ATM network operated by any private sector Japanese bank. As the majority of our ATMs are installed in Seven-Eleven Japan convenience stores, we benefit from Seven-Eleven Japan's existing customer base and customer traffic levels, the extensive geographic reach of its store network and infrastructure, and the convenience of its 24-hours-a-day business model.

The main factors contributing to our growth to date have been:

- our aggressive expansion of our ATM network into retail locations operated by our affiliates in the Seven & i Holdings group, primarily Seven-Eleven Japan convenience stores and Ito-Yokado Co., Ltd. superstores;
- our success in expanding our customer base of ATM users by entering into agreements with a large number of correspondent financial institutions. As of December 31, 2007, we had agreements with 554 financial institutions, including not only megabanks and regional banks, but also "shinkin" banks, credit unions, Japan Post Bank Co., Ltd., securities companies, life insurance companies, consumer finance institutions and other financial institutions;
- continuing improvements in the functionality of our ATMs and the sophistication and security of our ATM network infrastructure; and
- increasing our average number of transactions per day per ATM, as the above factors have contributed to increasing consumer familiarity with, and confidence in, the availability and convenience of our ATM services.

Users of our ATM network are primarily customers of our correspondent financial institutions, which compensate us through the payment of ATM usage fees. For the six months ended September 30, 2007, ATM usage fees accounted for 96.1% of our total income. In addition, as of September 30, 2007, we had approximately 519,000 deposit accounts for individual Seven Bank accountholders and approximately 20,000 deposit accounts for corporate Seven Bank accountholders, most of which are Seven-Eleven Japan franchisees. Although our other banking operations remain limited, we began offering time deposits in March 2006 and we are currently considering the introduction of small-scale personal loans.

We believe the scale and efficiency of our ATM network make us an attractive partner to other financial institutions and have been the foundation for our profitability. With our focused business model, we recorded positive net income in our third year of operations and in each year since, and we eliminated our accumulated losses in our fifth year of operations. For the fiscal year ended March 31, 2007, our ordinary income was ¥75,427 million and our net income was ¥12,667 million. For the six months ended September 30, 2007, our total income was ¥41,139 million and our net income was ¥6,226 million. Our total assets were ¥532,757 million as of March 31, 2007 and ¥565,065 million as of September 30, 2007.

Strengths

The following competitive strengths have been and will continue to be keys to our success:

- ***Our Extensive ATM Network.*** We believe that the reach, density, accessibility and reliability of our network are key competitive advantages. Most of the ATMs in our network operate 24 hours a day in the convenience stores of Seven-Eleven Japan. In addition, in June 2007 we began installing our ATMs at locations outside of the Seven & i Holdings group, and by December 31, 2007 we had installed our ATMs in each of Japan's 47 prefectures. We have recorded steady increases in our

average number of transactions per day per ATM in each year since our establishment in 2001, up to 98 for the fiscal year ended March 31, 2007 and 109 for the six months ended September 30, 2007.

- ***The Number and Breadth of our Correspondent Financial Institutions.*** We have steadily expanded our customer base of ATM users through steady growth in the number of our correspondent financial institutions, to 554 as of December 31, 2007. With this growth in correspondent financial institutions, Japanese consumers can be increasingly confident that our network will allow them to access almost any account they desire.

- ***The Cost-efficiency of our Operations.*** We have made effective use of technology and third-party service providers to achieve our current scale and profitability. We had only 278 full-time employees as of December 31, 2007 and averaged only 238 part-time employees for the nine-month period ended December 31, 2007. Although we are licensed as a bank in Japan, we are focused on our fee-based business model and do not bear the risks and expenses of traditional banking operations.

- ***The Functionality and Convenience of our ATMs and the Sophistication and Security of our ATM Network Infrastructure.*** We have designed our ATM network to link directly to our correspondent financial institutions, which allows us to avoid the connection costs and technological and operational limitations associated with pre-existing correspondent ATM networks and provides us with pricing flexibility we would not enjoy if our links with correspondent financial institutions depended on such networks. Our direct links also generally allow the customers of our correspondent financial institutions to access the familiar interface and full functionality of their home institutions via our ATMs. Services and features we have recently introduced to further improve user security and convenience include:
  - making all of our ATMs compatible with cash cards equipped with security-enhancing integrated circuit (IC) technology;
  - updating our ATMs with foreign language capability, including English, Korean, Chinese and Portuguese;
  - permitting holders of cash cards and credit cards issued overseas, including VISA, MasterCard, American Express, JCB and China UnionPay cards, to make Japanese yen withdrawals from our ATMs; and
  - upgrading our ATM hardware to permit users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group to add value to their *nanaco* accounts using our ATMs.

- ***Our Affiliation with the Seven & i Holdings Group.*** Our affiliation with the Seven & i Holdings group, the operator of over 12,000 retail locations nationwide and the largest retail group in Japan by net sales for the most recently ended fiscal year, has helped us to achieve a high level of brand awareness and enabled us to expand our ATM network rapidly, contributing to our steady growth.

- ***Our Strong Financial Position.*** Unlike most banks, we do not rely on interest income as a primary source of revenue and we do not currently engage in commercial lending. Accordingly, we maintain a comparatively low balance of risk assets and our credit risk consists primarily of the short-term ATM-related payments we make to customers of correspondent financial institutions withdrawing money from our ATMs, the call loans that we extend to other banks and our interbank deposits with certain regional banks in Japan. We have a long-term counterparty credit rating of A+, a short-term counterparty credit rating of A-1, and a bank financial strength rating of B, with a positive outlook, from Standard & Poor's, as well as an issuer credit rating of AA, with a stable outlook, from Rating and Investment Information, Inc. The deposits of Seven Bank accountholders, which have increased steadily in each year since our establishment, provide us with a stable and relatively low-cost source of funding.

Strategies

We currently are taking the following strategic initiatives as part of our long-term strategy:

- ***Continue to Increase the Reach and Density of our ATM Network and the Size of our Customer Base of ATM Users.*** We plan to continue to increase the reach and density of our ATM network by installing our ATMs in locations owned and operated by third parties outside the Seven & i Holdings group, as well as in additional locations operated by Seven & i Holdings group companies. We began

installing our ATMs at Nomura Securities' retail branches in June 2007 and have since installed our ATMs at Narita International Airport and the international terminal of Haneda Airport, both serving the Tokyo metropolitan area, and New Chitose Airport and Rusutsu Resort, selected as the media center venue for the 2008 G8 Summit, in Hokkaido. By December 31, 2007 we had finished installing our ATMs in Nomura Securities' retail branches, with 336 of our ATMs installed in 147 retail branches nationwide. We have also recently announced plans to install our ATMs in certain unmanned ATM locations operated by Shinsei Bank, Limited. We intend to continue to use the knowledge and expertise we have gained through the efficient operation of our existing ATM network to respond to the cost-saving needs of financial institutions by installing our ATMs in their retail locations while also expanding our ATM network to other attractive high-traffic locations outside the Seven & i Holdings group, including potential installation sites such as other regional airports, railroad stations, hotels, resorts, hospitals and others. We also plan to install our ATMs at new Seven-Eleven Japan convenience store locations as Seven-Eleven Japan continues to expand its store network and we are considering installing our ATMs at additional locations operated by Seven & i Holdings group companies, including department stores, supermarkets and restaurants. At the same time, we plan to continue to broaden our customer base of ATM users by increasing the number of our correspondent financial institutions, with a particular focus on regional banks.

- ***Continue to Enhance our ATMs and ATM Network through Effective Use of New Technologies.*** We are currently replacing all of the earlier-model ATMs in our network with our second generation ATMs and we expect to complete this transition by September 30, 2008. Our second generation ATMs incorporate additional security features, hardware improvements that increase operating efficiency, and improved expandability to enable the addition of new features and functions in the future. We are undertaking a number of ongoing initiatives to further improve our ATM network and we intend to continue to enhance the convenience, efficiency and security of our ATM network through the effective use of new technologies.

- ***Explore New Ways to Diversify our Revenue Structure through Additional Service Offerings.*** We are exploring new ways to satisfy the needs of our retail customers and diversify our revenue structure by supplementing our steady ATM usage fee income with fees from additional services, including fee-based agency and administrative intermediation services for our correspondent financial institutions and other retail service companies through a limited number of manned outlets and through our internet website. In November 2006 we began providing online settlement services for certain internet shopping purchases and fund transfers to securities brokerage accounts. We are also currently considering the introduction of small-scale personal loans for Seven Bank accountholders. We intend to continue to explore opportunities to utilize the competitive advantages of our extensive ATM network, our strong relationships with correspondent financial institutions and our affiliation with the Seven & i Holdings group to supplement our core ATM services business.

Company Information

Our registered head office is located at 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan. Our main telephone number is +81-3-3211-3041. Our corporate internet website is www.sevenbank.co.jp. The information on our website does not constitute a part of this offering circular.

SUMMARY FINANCIAL DATA AND OTHER INFORMATION

The following tables set forth summary financial data and other information. The information below should be read together with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this offering circular. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in other countries, including U.S. GAAP and IFRS.

The following tables set forth summary financial data and other information as of or for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007. The summary statement of income data for the fiscal years ended March 31, 2003 and 2004 and the summary balance sheet data as of March 31, 2003 and 2004 have been derived from our Japanese-language unaudited financial statements originally prepared pursuant to the Securities and Exchange Law of Japan and published in Japan, which are not included in this offering circular. The summary statement of income data for the fiscal years ended March 31, 2005, 2006 and 2007 and the summary balance sheet data as of March 31, 2005, 2006 and 2007 have been derived from, and should be read together with, the English translations of our Japanese-language audited financial statements and related notes originally prepared pursuant to the Securities and Exchange Law and published in Japan, which are included elsewhere in this offering circular. Our domestically published Japanese-language annual financial statements as of and for the fiscal years ended March 31, 2005 and 2006 referred to above were audited by ChuoAoyama PricewaterhouseCoopers, our independent auditors for the corresponding fiscal years. Our domestically published Japanese-language annual financial statements as of and for the fiscal year ended March 31, 2007 referred to above were jointly audited by Misuzu Audit Corp. (formerly ChuoAoyama PricewaterhouseCoopers) and KPMG AZSA & Co., our joint independent auditors for the corresponding fiscal year. Misuzu Audit Corp. terminated its auditing activities and dissolved its business in July 2007. See "Independent Auditors."

Because the financial information presented in the tables below has been derived from our domestically published Japanese-language audited annual financial statements referred to above, some items are not directly comparable to financial information derived from our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007 and unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007, which include certain reclassifications not included in the domestically published Japanese-language audited annual financial statements referred to above in order to present them in a format more familiar to investors outside Japan.

	For the fiscal year ended March 31,				
	2003	2004	2005	2006	2007
	(in millions of yen, except per share data)				
	(unaudited)	(unaudited)			
Statement of income data:					
Ordinary income	¥ 11,568	¥ 29,117	¥47,967	¥64,612	¥75,427
Net interest income (expenses)	1	(59)	(420)	(556)	(1,112)
Fees and commissions income	11,421	29,045	47,917	63,973	74,875
ATM-related fee income(1)	–	–	45,877	61,957	73,124
Other(1)	11,421	29,045	2,040	2,015	1,750
Fees and commissions expenses	1,261	2,404	3,753	4,845	6,491
ATM placement fee expenses(2)	–	–	3,554	4,556	6,150
Other(2)	1,261	2,404	198	289	340
Net fees and commissions income	10,160	26,641	44,164	59,128	68,384
Net other operating income (expenses)	–	(403)	(518)	376	(653)
General and administrative expenses	18,439	23,071	33,002	39,565	41,574
Net other ordinary income (expenses)	105	(71)	(148)	28	(21)
Ordinary profit (loss)	(8,173)	3,035	10,075	19,409	25,021
Net extraordinary losses	3	143	130	2,808	4,012
Income (loss) before income taxes	(8,176)	2,892	9,944	16,601	21,009
Income taxes:					
Current	15	10	10	3,870	9,564
Deferred	–	(2,145)	(910)	2,141	(1,223)
Net income (loss)	(8,191)	5,027	10,843	10,590	12,667
Net income per share	–	4,120	8,888	8,680	10,736
Accumulated earnings (losses)	(20,372)	(15,345)	(4,501)	6,089	–

	As of March 31,				
	2003	2004	2005	2006	2007
	(in millions of yen)				
	(unaudited)	(unaudited)			
Balance sheet data:					
Cash and due from banks	¥114,206	¥203,729	¥240,797	¥253,117	¥254,757
Call loans	–	–	–	–	94,500
Securities	22,605	22,002	26,012	53,571	78,338
Total assets	159,928	259,676	313,305	361,338	532,757
Deposits	75,908	122,442	124,776	181,770	187,836
Borrowed money	–	5,000	40,000	65,000	65,000
Bonds	–	15,000	15,000	15,000	75,000
Total liabilities	119,269	214,013	256,797	294,257	458,907
Total stockholders' equity(3)	40,658	45,662	56,508	67,080	–
Total net assets(3)	–	–	–	–	73,849

	As of or for the fiscal year ended March 31,				
	2003	2004	2005	2006	2007
	(unaudited)	(unaudited)			
Other data:					
Net assets per share	¥ 33,327	¥ 37,428	¥ 46,318	¥ 54,984	¥ 63,317
Return on equity(4)	–	12.06%	21.14%	15.80%	17.03%
Return on assets(5)	–	1.48%	3.55%	5.74%	5.59%
Return on ATM cash(6)	–	2.02%	3.71%	6.26%	8.73%
Overhead ratio(7)	181.47%	88.13%	76.34%	67.12%	62.40%

Notes:

(1) In the fiscal year ended March 31, 2005, we began to record the ATM usage fees we receive from our correspondent financial institutions as ATM-related fee income. Prior to the fiscal year ended March 31, 2005, we recorded such usage fees within other fees and commissions income.

(2) In the fiscal year ended March 31, 2005, we began to record the fees we pay for the placement and maintenance of our ATMs as ATM placement fee expenses. Prior to the fiscal year ended March 31, 2005, we recorded such fees within other fees and commissions expenses.

(3) Beginning with the six-month period ended September 30, 2006, we adopted a new accounting standard to prepare our balance sheet in accordance with Statement No. 5, "Accounting Standard for Presentation of Net Assets in the Balance Sheet," and related guidance issued by the Accounting Standards Board of Japan in December 2005. Under this new accounting standard, net assets comprise (i) stockholders' equity (which excludes certain items such as net unrealized gains on investment securities and foreign currency translation adjustments which had previously been included in stockholders' equity) and (ii) valuation and translation adjustments (including those items referred to above which had previously been included in stockholders' equity, as well as net unrealized losses on hedge transactions which had previously been included in stockholders' equity and liabilities). Accordingly, comparisons between stockholders' equity as of any date prior to September 30, 2006 and stockholders' equity as of September 30, 2006 or as of any date subsequent to September 30, 2006 are not meaningful.

(4) Return on equity is calculated by dividing net income for the fiscal period by the daily average total stockholders' equity over the fiscal period. Return on equity for the fiscal year ended March 31, 2003 is not provided because we did not record positive net income for that year. As described in note (3) above, beginning with the six-month period ended September 30, 2006, we adopted a new accounting standard that resulted in changes to the method of calculating stockholders' equity. Because of these changes, beginning with the six-month period ended September 30, 2006, return on equity is calculated by dividing net income for the fiscal period by the daily average total net assets over the fiscal period and, accordingly, comparisons between return on equity for any period prior to the six-month period ended September 30, 2006 and return on equity for the six-month period ended September 30, 2006, or for any subsequent period, are not meaningful.

(5) Return on assets is calculated by dividing net operating profit (*gyomu jun-eki*) for the fiscal period by the average of total assets at the beginning of the fiscal period and total assets at the end of the fiscal period. Return on assets is not provided for the fiscal year ended March 31, 2003 because we did not record positive net operating profit for that year.

(6) Return on ATM cash is calculated as follows:

$$\frac{\text{(ATM-related fee income – cost of capital – ATM placement fee expenses – general and administrative expenses)}}{\text{daily average balance of cash and due from banks}}$$

Return on ATM cash for the fiscal year ended March 31, 2003 is not provided as we did not record positive return on ATM cash for that year. As described in notes (1) and (2) above, ATM-related fee income and ATM placement fee expenses were not recorded as

separate line items prior to the fiscal year ended March 31, 2005. Accordingly, return on ATM cash for the fiscal year ended March 31, 2004 was calculated using other fees and commissions income in place of ATM-related fee income, and other fees and commissions expenses in place of ATM placement fee expenses.

(7) Overhead ratio is calculated by dividing general and administrative expenses for the relevant fiscal year by gross operating profit (*gyomu ararieki*).

The following tables set forth summary financial data and other information as of or for the fiscal year ended March 31, 2007 and the six-month periods ended September 30, 2006 and 2007. The summary statement of income data for the fiscal year ended March 31, 2007 and the summary balance sheet data as of March 31, 2007 have been derived from, and should be read together with, our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007 and related notes included elsewhere in this offering circular. The summary income statement data for the six-month periods ended September 30, 2006 and 2007 and the summary balance sheet data as of September 30, 2006 and 2007 have been derived from, and should be read together with, our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007 and related notes included elsewhere in this offering circular. Our English-language annual financial statements as of and for the fiscal year ended March 31, 2007, included in this offering circular, were audited by KPMG AZSA & Co., our current independent auditors.

In order to present our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007 and our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007 in a format more familiar to investors outside Japan, we have prepared such financial statements with certain reclassifications not included in our Japanese-language audited annual financial statements originally prepared pursuant to the Securities and Exchange Law and published in Japan. The financial information presented in the tables below has been derived from these reclassified English-language financial statements. Accordingly, some items are not directly comparable to financial information presented in the tables above, which has been derived from the domestically published Japanese-language audited annual financial statements referred to above.

Our results of operations for the six-month period ended September 30, 2007 are not necessarily indicative of the operating results to be expected for the fiscal year ending March 31, 2008 or for any other period.

	For the fiscal year ended March 31,		For the six months ended September 30,		
	2007	*2007*	2006	2007	*2007*
	(in millions of yen and thousands of dollars, except per share data)				
			(unaudited)	(unaudited)	
Statement of income data:					
Total income	¥ 75,427	*$638,946*	¥ 37,234	¥ 41,139	*$356,399*
Net interest expenses	1,112	*9,424*	406	863	*7,482*
Fees and commissions income	74,875	*634,269*	37,055	40,416	*350,142*
ATM-related fee income	73,124	*619,438*	36,046	39,552	*342,650*
Other	1,750	*14,831*	1,009	864	*7,492*
Fees and commissions expenses	6,491	*54,987*	2,829	4,057	*35,155*
ATM placement fee expenses	6,150	*52,102*	2,666	3,813	*33,034*
Other	340	*2,885*	163	244	*2,121*
Net fees and commissions income	68,384	*579,282*	34,226	36,358	*314,987*
Net other operating expenses	653	*5,537*	367	12	*108*
General and administrative expenses	41,574	*352,178*	20,464	23,823	*206,388*
Net other expenses	4,034	*34,174*	639	1,134	*9,827*
Income before income taxes	21,009	*177,969*	12,347	10,525	*91,182*
Income taxes:					
Current	9,564	*81,022*	4,885	3,941	*34,145*
Deferred	(1,223)	*(10,360)*	(62)	357	*3,098*
Net income	12,667	*107,307*	7,524	6,226	*53,939*
Net income per share	10,736.56	*90.95*	6,305.06	5,337.94	*46.24*

	As of March 31,		As of September 30,		
	2007	*2007*	2006	2007	*2007*
	(in millions of yen and thousands of dollars)				
			(unaudited)	(unaudited)	
Balance sheet data:					
Cash and due from banks	¥254,757	*$2,158,049*	¥258,739	¥257,955	*$2,234,736*
Call loans	94,500	*800,508*	19,400	87,900	*761,500*
Securities	78,338	*663,608*	71,473	64,787	*561,270*
Total assets	532,757	*4,512,979*	440,703	565,065	*4,895,309*
Deposits	275,136	*2,330,678*	265,257	305,625	*2,647,716*
Borrowed money	65,000	*550,614*	65,000	65,000	*563,112*
Bonds	75,000	*635,324*	15,000	75,000	*649,744*
Total liabilities	458,907	*3,887,397*	372,033	490,779	*4,251,751*
Total net assets[(1)]	73,849	*625,582*	68,670	74,285	*643,558*

	As of or for the fiscal year ended March 31,		As of or for the six months ended September 30,		
	2007	*2007*	2006	2007	*2007*
			(unaudited)	(unaudited)	
Other data:					
Net assets per share	¥63,317	*$536*	¥58,894	¥63,674	*$551*
Return on equity[(2)]	17.03%		21.72%	16.38%	
Return on assets[(3)]	5.59%		3.22%	2.12%	
Return on ATM cash[(4)]	8.73%		8.95%	7.73%	
Overhead ratio[(5)]	62.40%		61.17%	67.13%	

Notes:

(1) Beginning with the six-month period ended September 30, 2006, we adopted a new accounting standard to prepare our balance sheet in accordance with Statement No. 5, "Accounting Standard for Presentation of Net Assets in the Balance Sheet," and related guidance issued by the Accounting Standards Board of Japan in December 2005. Under this new accounting standard, net assets comprise (i) stockholders' equity (which excludes certain items such as net unrealized gains on investment securities and foreign currency translation adjustments which had previously been included in stockholders' equity) and (ii) valuation and translation adjustments (including those items referred to above which had previously been included in stockholders' equity, as well as net unrealized losses on hedge transactions which had previously been included in stockholders' equity and liabilities).

(2) Return on equity is calculated by dividing net income for the fiscal period by the daily average total stockholders' equity over the fiscal period. As described in note (1) above, beginning with the six-month period ended September 30, 2006, we adopted a new accounting standard that resulted in changes to the method of calculating stockholders' equity. Because of these changes, beginning with the six-month period ended September 30, 2006, return on equity is calculated by dividing net income for the fiscal period by the daily average total net assets over the fiscal period and, accordingly, comparisons between return on equity for any period prior to the six-month period ended September 30, 2006 and return on equity for the six-month period ended September 30, 2006, or for any subsequent period, are not meaningful.

(3) Return on assets is calculated by dividing net operating profit (*gyomu jun-eki*) for the fiscal period by the average of total assets at the beginning of the fiscal period and total assets at the end of the fiscal period.

(4) Return on ATM cash is calculated as follows:

$$\frac{\text{(ATM-related fee income – cost of capital – ATM placement fee expenses – general and administrative expenses)}}{\text{daily average balance of cash and due from banks}}$$

Return on ATM cash for the six-month periods ended September 30, 2006 and 2007 is presented on an annualized basis.

(5) Overhead ratio is calculated by dividing general and administrative expenses for the relevant period by gross operating profit (*gyomu ararieki*).

The following table sets forth certain operating data as of or for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 and the six-month periods ended September 30, 2006 and 2007.

	As of or for the fiscal year ended March 31,					As of or for the six months ended September 30,	
	2003	2004	2005	2006	2007	2006	2007
Operating data:							
ATMs	5,250	7,804	9,981	11,484	12,088	11,726	12,548
Correspondent financial institutions	48	309	469	513	548	535	554
Aggregate ATM transactions, in millions[1]	72	158	257	342	418	204	244
Average transactions per day per ATM[1]	47	68	77	88	98	97	109
Individual deposit accounts, in thousands	108	163	225	331	466	414	519
Employees (full-time)	140	145	181	211	258	235	274

Note:

(1) Includes deposits, withdrawals and remittances but excludes balance inquiries.

Global Offering	363,750 existing shares of our common stock being offered in the international offering and the Japanese offering
International Offering	● shares, including ● shares to be sold by the international selling shareholder and 53,350 shares of treasury stock to be sold by us
Japanese Offering	● shares to be sold by the Japanese selling shareholders
Joint Global Coordinators	Nomura Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd. and Nikko Citigroup Limited
International Joint Lead Managers	Nomura International plc, Morgan Stanley & Co. International plc and Citigroup Global Markets Limited
Japanese Joint Lead Managers	Nomura Securities Co., Ltd., Nikko Citigroup Limited and Morgan Stanley Japan Securities Co., Ltd.
Selling Shareholders	Nomura Holdings, Inc. is the selling shareholder in the international offering. The selling shareholders in the Japanese offering are the 26 entities identified as the Japanese selling shareholders under "Principal and Selling Shareholders," including Nomura Holdings, Inc.
Over-allotment	Nomura Securities Co., Ltd., as representative of the Japanese underwriters, may over-allot up to 10,000 shares in the Japanese offering. Nomura Securities Co., Ltd. has entered into an agreement with Nikko Cordial Corporation to borrow the number of shares to be over-allotted in the Japanese offering, and has an option to purchase from Nikko Cordial Corporation up to 10,000 additional shares solely to satisfy its obligation to return the shares borrowed by it. See "Offering and Sale."
Offer Price	¥● per share
Dividend Policy	We have set a target annual dividend payout ratio of 35% and announced our intention to declare and pay an annual dividend of ¥4,100 per share in respect of the fiscal year ending March 31, 2008. However, the amount of any future dividends will be determined based on factors including, but not limited to, our earnings for the relevant fiscal period, our financial condition and cash requirements, our current business condition and business prospects and statutory and other restrictions with respect to the payment of dividends.
Withholding Tax	Unless reduced by an applicable income tax treaty, dividends payable by us to non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan are subject to Japanese withholding tax at the rate of 7% for dividends to be paid on or before March 31, 2009 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our total issued shares, for which the applicable rate is 20%. See "Taxation — Japanese Taxation."
Payment and Settlement	Payment for the shares of treasury stock to be sold in the international offering will be made in yen for value on or about February 28, 2008 (Tokyo time), payment for the shares to be sold by the international selling shareholder will be made in yen for value on or about February 29, 2008 (Tokyo time), and delivery of the shares to be sold in the international offering will be made through the facilities of JASDEC, in Tokyo, on or about February 29, 2008 (Tokyo time).

Lock-up Agreements	We, Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd., York-Benimaru Co., Ltd., Life Foods Co., Ltd. and each of the selling shareholders not selling its entire holdings of our shares have agreed with the joint global coordinators to lock-up arrangements, subject to certain customary exceptions, for a period beginning on the date of this offering circular and ending 180 days after the date of the listing of our shares on the Jasdaq Securities Exchange, as described under "Offering and Sale."
Listing	Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of our shares on the Jasdaq Securities Exchange. We expect that admission to listing of the shares will become effective and that trading will commence on or about February 29, 2008 (Tokyo time).
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholders in the global offering. After deducting expenses payable by us, the net proceeds we will receive from the sale of 53,350 shares of our treasury stock in the international offering are estimated to be approximately ¥● million. We intend to use the net proceeds from the sale of our shares of treasury stock as working capital to place cash in our ATMs.
Security Codes	ISIN: JP3105220002 Securities Identification Code: 8410 Common Code: ● SEDOL: ●

RISK FACTORS

You should consider carefully the following risks and uncertainties, along with the other information in this offering circular, before making a decision to buy our shares. If any event related to the following risks actually occurs, our business, prospects, financial condition or results of operations could be materially adversely affected. Following the occurrence of any such event, the value of our shares could also decline and you could lose all or a part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including ones that we currently are not aware of or do not currently deem material, may also result in decreased revenues or increased expenses or have other consequences that could result in a decline in the value of our shares.

Risks Relating to our Business

Our dependence on a single source, ATM usage fees, for a substantial majority of our revenues means that we are vulnerable to any adverse changes in the market for ATM-related services that may adversely affect our results of operations or threaten our current business model.

ATM usage fees received from our correspondent financial institutions represented 96.1% of our total income for the six months ended September 30, 2007 and we expect ATM usage fees to continue to be our primary source of income. Our dependence on these fees means that any adverse changes in the market for ATM-related services could have a direct and immediate impact on our results of operations. Such adverse changes could include:

- decreases in the level of ATM usage fees paid by Japanese financial institutions to owners of third-party ATM networks, including us, as a result of competition, market trends, such as decreases in the volume of ATM usage, reductions in the amount of transaction fees charged by these financial institutions to their customers for use of third-party ATMs, or other factors; and
- other market developments, including other risks described in this Risk Factors section, such as the risk of impact from the adoption of electronic money systems, that make our network and current business model less attractive to individual ATM users or to our correspondent financial institutions.

These and other unfavorable changes in the market for ATM-related services could adversely affect our results of operations or threaten our current business model.

We expect to face significant challenges in achieving further growth in ATM transaction volume and maintaining the profitability of our ATM network.

Our growth in income and profits in recent years has been due to the increase in the number and placement density of our ATMs, the expansion of our customer base of ATM users through an increasing number of correspondent financial institutions, and increasing aggregate ATM transactions, but we expect to face challenges in achieving continued growth. As of December 31, 2007, 98.7% of our ATMs were installed at retail locations operated by Seven & i Holdings group companies, primarily the convenience stores of Seven-Eleven Japan, Co., Ltd. While we have expanded our network rapidly since our formation, by September 30, 2007, we had installed our ATMs in substantially all of the existing Seven-Eleven Japan convenience stores and Ito-Yokado superstores where such installation is practicable, and as of December 31, 2007 we had 12,152 ATMs installed in 99.9% of Seven-Eleven Japan's 11,883 convenience stores and 269 ATMs installed in 96.0% of Ito-Yokado Co., Ltd.'s 176 superstores. Accordingly, opportunities to expand our ATM network at locations within the Seven & i Holdings group are limited, and will depend in large part on future increases in the number of Seven-Eleven Japan convenience stores.

In order to maintain growth in our revenue and profits, we will need to increase substantially the number and placement density of our ATMs in locations other than those operated by Seven & i Holdings group companies. Although we have installed our ATMs in 147 of Nomura Securities Co., Ltd.'s retail branches, and in Narita International Airport, Haneda Airport and New Chitose Airport, as well as in Rusutsu Resort in Hokkaido, new locations for our ATMs may not be as well-trafficked or cost-effective as our existing locations and our failure to identify additional attractive locations or our expansion into locations that may be less profitable than those of our current ATMs could have an adverse impact on our future growth and profitability. For example, to date, the numbers of average transactions per day per ATM recorded at ATMs installed in locations other than those operated by Seven & i Holdings group companies have been lower than those recorded at ATMs installed in Seven-Eleven Japan convenience stores and other Seven & i Holdings group company locations. In addition,

we may not possess any competitive advantage in identifying, or installing ATMs at, attractive new locations outside of the Seven & i Holdings group, as our key strength in building our network to date has been our association with the Seven & i Holdings group.

Our more than 550 existing correspondent financial institutions account for the substantial majority of Japan's major financial institutions, including all of Japan's megabanks and a large number of regional banks, "shinkin" banks (*shinyou kinko*), credit unions (*shinyou kumiai*), securities companies, life insurance companies, consumer finance institutions and other financial institutions. Due to the limited number of additional financial institutions in Japan with which we might establish relationships, we have only limited opportunities to expand our customer base of ATM users by increasing the number of our correspondent financial institutions, and we will need to rely more on increasing the number and placement density of our ATMs and encouraging more frequent ATM usage by individuals to achieve growth in future periods.

We historically have located substantially all of our ATMs in the retail premises of, and contracted for related services from, our affiliates, primarily Seven-Eleven Japan and Ito-Yokado, and any adverse change in these arrangements or any negative development affecting any Seven & i Holdings group companies could adversely affect our results of operations.

We have service contracts with Seven-Eleven Japan, Ito-Yokado and other subsidiaries of Seven & i Holdings pursuant to which our ATMs are installed in their retail premises and they provide us with related services such as basic cleaning and upkeep. In addition, we historically leased ATMs from SE Capital Corporation, a subsidiary of Seven & i Holdings, although we began purchasing rather than leasing most of our new ATMs beginning in March 2006. For the fiscal year ended March 31, 2007, payments made by us under our service contracts with Seven-Eleven Japan and Ito-Yokado and under our lease contracts with SE Capital Corporation, including lease cancellation fees payable by us in the event of early termination of our lease agreements, totaled ¥13,624.6 million. We believe these arrangements are on arm's-length, mutually beneficial terms, but there can be no assurance that we will be able to renew our current agreements on similar terms or at all, or that Seven-Eleven Japan or Ito-Yokado will continue to allow us to install our ATMs in their retail premises. Any future changes to these arrangements or inability to continue to rely on these services could have a material adverse effect on our results of operations.

In addition, any negative development affecting the business reputation or results of operations of Seven & i Holdings group companies, particularly Seven-Eleven Japan, could cause damage to our own business reputation and results of operations.

Adverse changes in our relationships with, or the financial condition of, our correspondent financial institutions could adversely affect our results of operations.

Our correspondent financial institutions are the primary source of the individual users of our ATM network and the source of our ATM usage fees. Any adverse changes in our relationships with our correspondent financial institutions, particularly institutions accounting for a significant portion of our ATM usage fees, such as Japan's megabanks, whether as a result of contractual disagreements, competitive pressures or other reasons, could lead to unfavorable changes to our existing ATM service agreements with these institutions or termination of these agreements, which would adversely affect our results of operations. Moreover, although through our agency and administrative intermediation services we aim to provide our correspondent financial institutions with a sales channel for their own financial products and services, expansion of our own financial service offerings could lead to competitive pressures between us and our correspondent financial institutions.

In addition, any significant deterioration in the financial condition of one or more of our correspondent financial institutions leading to a sudden and significant increase in the number and amount of withdrawals executed through our ATMs, including due to the fact that most of our ATMs operate during periods when other ATMs may not be available, could cause significant liquidity problems and disruption of service.

Increases in the use of electronic money systems and other non-cash payment methods could reduce the relative proportion of cash transactions, resulting in a decrease in demand for ATM cash withdrawal services and in our ATM transaction volume and ATM usage fees.

A number of new electronic money systems and other non-cash payment methods have been introduced in Japan in recent years, including credit and debit cards, credit provision and billing through Japan's leading mobile communications providers, electronic money systems, such as *Edy*, *Suica* and the *nanaco* prepaid rechargeable electronic money system operated by the Seven & i Holdings group, and others. The rate of adoption of such non-cash payment methods by Japanese consumers has been significant. In July 2007, based on

analysis of company data published in and after April 2007 through newspapers and other publications, Nomura Research Institute, Ltd. estimated that there were approximately 30 million holders of the *Edy* electronic money card in Japan, approximately 25 million holders of transportation-related electronic money cards in Japan and approximately 4.5 million holders of credit cards with integrated circuit (IC) technology in Japan, which enables the credit cards to be used as electronic money. Use of non-cash payment methods by Japanese consumers may become increasingly prevalent in the future.

To the extent increased use of electronic money systems and other non-cash payment methods reduces the relative proportion of cash transactions, thereby resulting in a decrease in demand for ATM cash withdrawal services and in our ATM transaction volume and ATM usage fees, it could have a direct and immediate impact on our results of operations. Although we believe there will be opportunities for our ATM network to provide money-charging and other services for various electronic money systems, there can be no assurance that we will be successful in introducing such services or that the level of fee income from such services will be commensurate with the level of fee income that we would have expected from supplanted cash transactions.

We rely on third-party service providers for crucial aspects of our operations, and any disruption to their provision of services or misconduct by them could disrupt our own operations or subject us to losses.

We rely on third-party service providers for crucial aspects of our business, including:

- providing security services and currency delivery services for our ATMs;
- developing and operating our software and information technology systems;
- manufacturing our ATMs;
- operating and maintaining our ATMs and our call centers; and
- issuing and mailing cash cards.

There is no assurance that these providers will be able to continue to provide these services in a reliable, cost-effective manner or that they will be able to expand their services adequately to meet our needs. If we are required to change our third-party service providers, it may prove difficult to arrange for alternative providers and our inability to make suitable alternative arrangements in a timely and cost-effective manner would result in an interruption of our services to customers and increase our operating costs. In addition, because some of our third-party service providers handle personal and financial information relating to our customers, we are also exposed to potential losses resulting from fraud, identity theft, loss of personal information and other misconduct by our third-party service providers.

In many of the prefectures in which we operate, we have entered into service agreements with regional banks to provide paper currency for our ATMs in such amounts and bill denominations as we require. Any disruption to our arrangements with these institutions could also adversely affect the operation of our ATMs in the affected prefectures.

Any disruption or failure of our ATM network or related information technology systems may expose us to sanctions or claims or otherwise damage our business reputation and operations.

We rely heavily on information technology systems, including our ATM network, our two computing centers that administer our operations, our ATM support centers and call centers and our connections to correspondent financial institutions that utilize our ATM network. The capacity and reliability of these information technology systems are critical to our day-to-day operations. Because our network consists primarily of single-ATM locations, reliability problems and outages with respect to individual ATMs could harm our business reputation with customers in the affected areas. Our hardware and software are subject to damage or incapacitation due to human error, natural disasters, power loss, sabotage, hacking, product defects, computer viruses and similar events. To date, we have not experienced widespread service disruptions due to failures of our own systems, but there can be no assurance that we or our service providers will not encounter disruptions in the future, whether due to substantially increased numbers of customers and transactions or for other reasons. Systems difficulties at our correspondent financial institutions could also prevent their customers from utilizing our ATM network. Any systems failure could expose us to sanctions or claims or otherwise damage our business reputation and operations.

Although our network information technology systems are designed to incorporate redundancy, including the capability to recover lost data and functionality, and although we have established two separate computer centers in Osaka and Yokohama, there can be no assurance that these measures will be sufficient to avoid a material disruption in our operations. In addition, our continuity of business plans may not address all contingencies that could arise in the event of a major disruption of services.

We face growing competition from other ATM networks and in the financial services market in general.

We view other operators of large-scale ATM networks as our most direct competitors, including E-net Co., Ltd., the operator of a nationwide network of more than 7,900 ATMs located primarily in convenience stores and supermarkets, Lawson ATM Networks, Inc., the operator of a nationwide network of more than 5,600 ATMs located in Lawson's convenience stores, and Japan Post Bank Co., Ltd., the operator of Japan's largest ATM network, with more than 26,100 ATMs nationwide. Japan Post Bank is engaged in savings and other retail banking services and is the wholly-owned bank subsidiary of Japan Post Holdings Co., Ltd., a government-owned holding company. Japan Post Bank is scheduled to be fully privatized by the end of September 2017 and, whether due to changes in its business strategy or in the regulation of its business activities, could in the future compete more aggressively in the market for retail financial services, including ATM services. Owners of potentially attractive locations for the placement of ATMs, such as railroad companies, have in the past and may in the future seek to establish ATM networks in those locations, often in collaboration with specific financial institutions. If competitive pressures from operators of competing networks lead to changes in customary ATM usage fees, changes in arrangements with the owners of ATM installation locations, or a need for investment in greater functionality or marketing expenditures, our results of operations could be adversely affected. As we have expanded our service offerings, for example by acting as a sales intermediary for products of other financial institutions, we also compete with other providers of online and physical distribution channels for financial products. The level of competition in Japan's financial services market generally has been increasing, in part as a result of recent deregulation, and the environment is expected to remain highly competitive.

We must continue to adapt to rapid technological and other changes in the Japanese retail banking industry in order to remain competitive, and we may be required to incur significant expenses to upgrade our ATMs to make them compatible with new technologies.

The Japanese retail banking industry is characterized by rapid technological change, changes in customer requirements and evolving industry standards. Our future success will depend in part on our ability to enhance our existing infrastructure and services, to develop new services responsive to the increasingly sophisticated and varied needs of our retail customers and correspondent financial institutions, and to adapt to evolving technologies and industry standards, all in a timely and cost-effective manner. Possible future developments to which we may need to respond include the widespread acceptance of various electronic money systems and biometric security technologies, including ATMs that incorporate electronic finger-vein and palm-vein authentication technologies. Adapting to these and other changes in technology and customer requirements, including those related to internet-based services, may require significant capital or operating expenditures. If we fail to adapt to these changes in a timely manner, or if our expenditures in response to these changes outpace the expected incremental gains in revenues, we may not be able to recover our investments, which could materially and adversely affect our results of operations and our financial condition. In addition, any damage to or interruption in the functioning of our ATM or internet-based systems as a result of system maintenance or improvements or the introduction of new technology could seriously disrupt our operations or adversely affect our business reputation.

We face challenges in expanding our service offerings.

Our business strategy contemplates exploring new ways to diversify our revenue structure through additional service offerings, and as a result of these initiatives we will be exposed to new and increasingly complex risks. For example, we introduced agency and administrative intermediation services on behalf of our correspondent financial institutions and other retail service companies through manned outlets in March 2006 and through a new internet website in June 2007. We also introduced online settlement services for certain internet shopping purchases and fund transfers to securities brokerage accounts in November 2006. In addition, we are currently considering the introduction of small-scale personal loans. We may introduce additional new services in the future, including through potential business alliances with other financial institutions. There is no assurance that we will succeed in introducing or selling new services, or that such services will be profitable. Moreover, expanding the services we offer generally requires prior government approval under the terms of our banking license and Japanese banking laws and regulations, and we may not obtain the required approval in a timely manner or at all. In addition, as we expand our operations, we may be exposed to risks with which we have only limited experience, including credit and operational risks associated with the introduction of small-scale personal loans, or risks associated with managing a more complex organization, any of which could require that we invest additional resources in risk management, compliance and oversight as well as expose us to potential losses. For these and other reasons, we may not be successful in introducing profitable new services or in broadening our business.

Our risk management policies and procedures may not adequately address the risks we face, including fraud and misconduct.

Our risk management policies and procedures are meant to address a range of risks, including credit risk, market risk, liquidity risk, operational risk and systems risk, as well as risks related to fraud and other misconduct by employees, third-party service providers and customers. Such parties or others may engage in fraudulent activities, including fraudulent use of cash cards, customer accounts, the internet or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Such fraud may be difficult to prevent or detect, and could lead to losses and damage to our business reputation. Any delay in developing or failure to develop effective policies and procedures to govern our operations and limit risk could expose us to losses, sanctions or other adverse events that could adversely affect our results of operations and business reputation.

We are subject to extensive regulation as a financial institution.

We are subject to significant regulation and regulatory supervision applicable to Japanese banks, including capital adequacy requirements, as well as other Japanese laws and regulations of general application, including Japanese antitrust law. The conduct of our business is subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan. The Financial Services Agency of Japan, or the FSA, and other regulatory authorities have the authority to conduct, at any time, regular and special inspections of our operations. Any failure to comply with relevant laws or regulations may result in sanctions, including a business suspension order or the loss of our banking license, among others. In addition, future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are beyond our control, and may have a material adverse effect on our business and results of operations. For more information about the regulatory environment we operate in, see "Supervision and Regulation."

Legal and other regulatory changes affecting Japan's consumer finance industry could adversely affect the amount of ATM usage fees we receive, which would have an adverse effect on our results of operations.

Legal and other regulatory changes have recently caused broad restructuring in Japan's consumer finance industry. Under the Money Lending Business Law, consumer finance institutions, credit card companies and others engaged in the money lending business are generally required to register with appropriate authorities as registered moneylenders. Amendments to the Money Lending Business Law and the Law Concerning the Regulation on Acceptance of Contributions adopted in December 2006 will lower the maximum permissible interest rate by June 2010 and impose new limits on the total amount of credit that may be extended to a borrower by registered moneylenders. In addition, court rulings have strengthened the ability of borrowers to request the return of excess interest, or "gray zone interest," paid in prior periods. These developments have led to an overall decline in new loan originations by registered moneylenders and an increased focus on loan collection. As the consumer finance industry restructures in light of these changes, higher-risk customers may lose access to credit and lower-risk customers may migrate to alternate providers, including as a result of tie-ups between consumer finance institutions and more traditional banking institutions. Registered moneylenders account for a significant portion of our total ATM usage fees, accounting for 33.0% of our total ATM-related fee income for the six months ended September 30, 2007, and registered moneylenders generally pay us higher per-transaction ATM usage fees for loan disbursal transactions than we receive either from loan payment transactions or from withdrawals by customers of other types of financial institutions. Accordingly, future declines in ATM transaction volume from customers of registered moneylenders, or changes in the terms of our ATM service agreements with registered moneylenders, could adversely affect the amount of ATM usage fees we receive, which would have an adverse effect on our results of operations. For a more detailed discussion of these legal and other regulatory changes, see "Supervision and Regulation—Recent Developments—Laws Relating to the Consumer Finance Industry."

We may be subject to liability and regulatory action if we are unable to protect personal and other confidential information.

Stringent standards apply to our handling of the personal information of our customers under Japan's Personal Information Protection Act. Any material unauthorized disclosure, leakage or use of personal information or other failure to protect or properly control personal information could adversely affect our business in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers and we could become subject to administrative actions or sanctions or could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or

other regulatory initiatives. In the past we have had incidents in which our customers' personal information was improperly disclosed or lost. Although we have enhanced our risk management systems in this area, our risk management systems may not be effective and any future incidents could lead to administrative sanctions, civil or other liabilities, and harm to our business reputation, which could discourage customers from using our services and, as a result, materially and adversely affect our results of operations.

We need to hire, retain and train qualified employees.

Our operations have grown rapidly and we need to attract and retain employees with relevant professional experience and specialized knowledge in areas such as information technology systems, financial products and services and banking and related regulation, as well as to provide appropriate training. We face competition for skilled personnel in these areas not only from commercial banks, securities companies and other financial services providers, but also from internet content providers and information technology service providers. There is no assurance that we will succeed in attracting, integrating, training and retaining appropriately qualified personnel in the future, particularly as we expand our agency and administrative intermediation services for our correspondent financial institutions and other retail services companies.

Increases in interest rates could adversely affect our results of operations.

Although Japan has experienced a protracted period of extremely low interest rates, there has been an upward trend in interest rates on retail deposits in recent periods following increases made by the Bank of Japan to the benchmark overnight interest rate between banks during the fiscal year ended March 31, 2007 following its decision to end its zero interest rate policy. We must maintain a significant amount of cash to support the day-to-day operations of our nationwide network of ATMs, and the cash in our ATMs represents our principal funding requirement. Because ATM usage fees constitute the substantial majority of our revenues, and because we do not engage in commercial lending and do not rely on interest income as a primary source of revenue, increases in interest rates lead to increases in our funding costs without generating offsetting increases in interest earned on interest-bearing assets. As a result, increases in interest rates could adversely affect our results of operations.

Risks Relating to Owning our Shares

Following the global offering, Seven & i Holdings will continue to control a significant portion of our outstanding shares and exert influence over our management policies.

Upon completion of the global offering, Seven & i Holdings will indirectly own 47.78% of the outstanding shares of our common stock through Seven-Eleven Japan, Ito-Yokado, York-Benimaru Co., Ltd. and Life Foods Co., Ltd. Accordingly, the Seven & i Holdings group will continue to be able to influence fundamental decisions such as election and removal of our directors and statutory auditors, the approval of mergers or other business combination transactions, the sale of material assets or businesses, amendments to our articles of incorporation, the declaration of dividends, and any decision to delist our shares from the Jasdaq Securities Exchange. In addition, we rely heavily on our contractual arrangements with our shareholders Seven-Eleven Japan and Ito-Yokado in carrying out our core ATM services business and we expect to continue to do so in the future. The interests of the Seven & i Holdings group with respect to our operations and other matters over which it may have influence may differ from the interests of our other shareholders.

We believe that we may likely be a passive foreign investment company, which would result in adverse United States tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we may likely be a passive foreign investment company, or PFIC, for 2008. Such characterization would result in adverse United States tax consequences to you if you are a United States investor. For example, for any year in which we are a PFIC, our United States investors will become subject to increased tax liabilities under United States tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our shares, which is subject to change. For more information on PFICs, see "Taxation—United States Taxation."

Future sales or issuances of our common stock could adversely affect the market price of our common stock and result in substantial dilution.

Sales of a substantial number of shares of our common stock following the global offering or the perception that such sales may occur could adversely affect the market price of our common stock. As described in this offering circular under "Offering and Sale," we, Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd., York-Benimaru Co., Ltd., Life Foods Co., Ltd. and each of the selling shareholders not selling its entire holdings of our shares have agreed to restrictions on sales and other dispositions of our shares for the period beginning on the date of this offering circular and ending 180 days after the date of the listing of our shares on the Jasdaq Securities Exchange. After the expiration of such restrictions, Seven-Eleven Japan, Ito-Yokado or our other existing shareholders may choose to sell their remaining shares of our common stock on the Jasdaq Securities Exchange or otherwise in Japan or abroad. In addition, our board of directors will be able to issue and sell additional shares within the unissued portion of our authorized share capital, generally without any shareholder vote. If we were to issue additional shares in the future, holders of our shares of common stock, including purchasers of our shares in the global offering, may experience dilution.

There has been no prior market for shares of our common stock, and the market price for shares of our common stock may fluctuate greatly. There can be no assurance that a liquid trading market for shares of our common stock will develop or be sustained.

Prior to the global offering, there has been no market for shares of our common stock. The price of shares of our common stock may fluctuate widely after the global offering and may trade at prices below the initial public offer price, depending on factors such as:

- market perception of our business and the Japanese banking and financial services industries in general;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in general economic or market conditions; and
- broad market fluctuations.

We expect shares of our common stock to be approved for listing on the Jasdaq Securities Exchange. This listing will not, however, guarantee that such listing will continue or that a liquid trading market for shares of our common stock will develop or be sustained after the global offering. In addition, because our shares will not be listed in any other jurisdiction, there will be no public trading market outside of Japan.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our corporate affairs are governed by our articles of incorporation, our regulations of the board of directors and the Company Law of Japan relating to joint stock corporations, or the Company Law. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the law of other countries. For example, under the Company Law, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in the United States and certain other jurisdictions. In addition, Japanese courts may not be willing to enforce against us, in original actions or in actions for enforcement of judgments of U.S. federal or state courts, liabilities based solely upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations of the Jasdaq Securities Exchange, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

The intra-day market price movement of shares of our common stock on the Jasdaq Securities Exchange will be subject to a restrictive floor and ceiling. The daily quoted per share market price on the Jasdaq Securities Exchange is restricted within a range based upon the closing sales price on the immediately preceding trading day. This range varies from ¥30, for a previous day's closing price per share of less than ¥100, to ¥10 million, for a previous day's closing price per share of not less than ¥50 million. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Accordingly, an investor wishing to sell at a price above or below the relevant daily limit on the Jasdaq Securities Exchange may not be able to effect a sale at such price on a particular trading day, or at all. See "Clearance and Settlement—Daily Price Fluctuation Limits under the Rules of the Jasdaq Securities Exchange."

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders in the global offering. After deducting expenses payable by us, the net proceeds we will receive from the sale of 53,350 shares of our treasury stock in the international offering are estimated to be approximately ¥● million. We intend to use the net proceeds from the sale of our shares of treasury stock as working capital to place cash in our ATMs.

INFORMATION CONCERNING OUR COMMON STOCK

Authorized and Issued Share Capital

As of the date of this offering circular, we have an authorized share capital of 4,880,000 shares of common stock, of which 1,220,000 shares were issued and 1,166,650 shares were outstanding as of September 30, 2007. We held 53,350 shares of treasury stock as of September 30, 2007. We will sell all of our shares of treasury stock in the international offering.

The following table shows the changes in our issued shares of common stock since our incorporation:

Date	Type of issue	Number of shares issued	Total number of shares of common stock in issue
April 10, 2001	Initial capital contribution	404,100	404,100
August 30, 2001	Third-party allotment of common stock	212,000	616,100
March 27, 2002	Third-party allotment of common stock	603,900	1,220,000

Listing of Our Shares

Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of our shares on the Jasdaq Securities Exchange. We expect that admission to listing of the shares will become effective and that trading will commence on or about February 29, 2008 (Tokyo time).

Dividend Policy

The declaration, payment and amount of any annual dividend, for which March 31 is the record date, and of any semi-annual dividend, for which September 30 is the record date, generally require a resolution of our board of directors and are subject to statutory restrictions. We are also permitted to set record dates at any other time for other distributions of surplus, including dividends, though the setting of such additional record dates generally requires a resolution of our board of directors and is subject to statutory restrictions. See "Description of Common Stock."

In part as an expression of thanks to our existing shareholders, who have supported us since our establishment in April 2001, we paid an annual dividend of ¥5,000 per share of common stock in respect of the fiscal year ended March 31, 2007. Prior to the fiscal year ended March 31, 2007, we did not declare or pay any dividends on our common stock.

Going forward, we have set a target annual dividend payout ratio of 35%. In addition, on November 2, 2007 we announced our intention to declare and pay an annual dividend of ¥4,100 per share in respect of the fiscal year ending March 31, 2008. Despite our announced target annual dividend payout ratio and our intended dividend per share in respect of the fiscal year ending March 31, 2008, the amount of any future dividends will be determined based on factors including, but not limited to, our earnings for the relevant fiscal period, our financial condition and cash requirements, our current business condition and business prospects and statutory and other restrictions with respect to the payment of dividends.

Dividends payable to non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan will be subject to Japanese withholding taxes. See "Taxation—Japanese Taxation."

EXCHANGE RATES

We maintain our accounts in yen. The following table sets forth the noon buying rate in New York City for cable transfers in yen as certified for U.S. customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The noon buying rate as of January 18, 2008 was ¥106.82 per $1.00.

Fiscal year ended/ending March 31,	High	Low	Average[1]	Period end
		(yen per dollar)		
2003	¥133.46	¥115.71	¥121.08	¥118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008 (through January 18, 2008)	124.09	106.82	116.74	106.82
Calendar year 2007				
August	¥119.76	¥113.81	¥116.73	¥115.83
September	116.21	113.43	115.00	114.97
October	117.71	113.94	115.82	115.27
November	114.87	108.17	111.20	111.02
December	114.45	109.68	112.45	111.71
Calendar year 2008				
January (through January 18)	¥109.70	¥106.82	¥108.48	¥106.82

Note:

(1) Fiscal year averages are based on month-end rates and monthly averages are based on daily rates.

The exchange rates included above are for reference only and are not necessarily the rates used to convert yen to U.S. dollars in the financial statements or elsewhere in this offering circular.

The following table sets forth our capitalization, as of September 30, 2007, on an actual and as adjusted basis. The as adjusted figures adjust the actual September 30, 2007 figures to give effect to our sale of 53,350 shares of treasury stock in the international offering.

The information in the table below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this offering circular.

	As of September 30, 2007		As adjusted	
	(in millions of yen and thousands of dollars)			
Long-term debt:[1]				
Bonds	¥ 75,000	$ *649,744*	¥ 75,000	$ *649,744*
Borrowed money	65,000	*563,112*	65,000	*563,112*
Total long-term debt	140,000	*1,212,856*	140,000	*1,212,856*
Net assets:				
Stockholders' equity:				
Common stock:				
4,880,000 shares authorized, 1,220,000 shares issued	30,500	*264,229*	30,500	*264,229*
Capital surplus	30,512	*264,335*	●	●
Retained earnings	19,151	*165,913*	19,151	*165,913*
Treasury stock at cost:				
53,350 shares (zero shares as adjusted)	(5,868)	*(50,840)*	–	–
Total stockholders' equity	74,295	*643,637*	●	●
Valuation and translation adjustments:				
Net unrealized gains on available-for-sale securities, net of taxes	(9)	*(79)*	(9)	*(79)*
Total net assets	74,285	*643,558*	●	●
Total capitalization[2]	¥214,285	*$1,856,414*	¥ ●	$ ●

Notes:

(1) Consists of debt obligations with an original maturity of longer than one year.

(2) Except as set forth above, there has been no material change in our capitalization since September 30, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included elsewhere in this offering circular. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in other jurisdictions, including U.S. GAAP and IFRS. The presentation in this section contains forward-looking statements that involve risks, uncertainties and assumptions, and are subject to the qualifications set forth under "Forward-Looking Statements." Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this offering circular.

Overview

Our primary business is the provision of ATM services to Japanese consumers through our nationwide network of ATMs, most of which are located in the convenience stores of Seven-Eleven Japan Co., Ltd., the operator of Japan's largest network of convenience stores. We have rapidly expanded our operations since our establishment in 2001 and as of December 31, 2007 we had 12,837 ATMs, the largest ATM network operated by any private sector Japanese bank. As the majority of our ATMs are installed in Seven-Eleven Japan convenience stores, we benefit from Seven-Eleven Japan's existing customer base and customer traffic levels, the extensive geographic reach of its store network and infrastructure, and the convenience of its 24-hours-a-day business model. As of December 31, 2007, we had installed ATMs in 99.9% of Seven-Eleven Japan's 11,883 convenience stores. In addition to any growth in line with Seven-Eleven Japan's continuing expansion, our future network growth will depend on our ability to identify and secure new ATM locations.

Users of our ATM network are primarily the customers of our correspondent financial institutions, which compensate us through the payment of ATM usage fees, which we record as ATM-related fee income. ATM-related fee income represented 96.1% of our total income for the six months ended September 30, 2007 and we expect ATM usage fees to continue to account for the great majority of our total income in future periods.

We are licensed as a bank in Japan, but we do not engage in commercial lending. Although providing ATM services is our core business, we also provide deposit-taking and related services and we had approximately 519,000 individual deposit accounts and approximately 20,000 corporate deposit accounts as of September 30, 2007, with aggregate deposits of ¥211,745 million, excluding negotiable certificates of deposit. We are exploring new ways to diversify our revenue sources by supplementing our steady ATM usage fee income with fees from additional services, including fee-based agency and administrative intermediation services for our correspondent financial institutions and other retail service companies through a limited number of manned outlets and through our internet website.

With our focused business model, we recorded positive net income in our third year of operations and in each year since, and we eliminated our accumulated losses in our fifth year of operations. For the fiscal year ended March 31, 2007, our ordinary income was ¥75,427 million and our net income was ¥12,667 million. For the six months ended September 30, 2007, our total income was ¥41,139 million and our net income was ¥6,226 million.

We have no consolidated subsidiaries or equity-method affiliates and we manage our business and measure our results of operations based on a single business segment.

Factors Affecting Our Results of Operations

Our revenues consist overwhelmingly of ATM usage fees and, to a much lesser extent, agency fees for sales of financial products. We also have a small amount of interest income associated with activities that facilitate our main fee-based business activities. Our expenses consist primarily of general and administrative expenses, but we also incur fees and commissions expenses associated with the placement and servicing of our ATMs and interest expenses associated with maintaining sufficient liquidity.

Net Interest Expenses

We do not engage in commercial lending and we do not rely on interest income as a primary source of revenue.

We maintain holdings of Japanese government bonds to satisfy applicable Japanese banking regulations. In addition, we began extending call loans in the fiscal year ended March 31, 2007. Call loans are short-term

interbank loans that we extend to other banks as a means of utilizing excess funds. The primary factors affecting our interest income include our average balance of securities and call loans and fluctuations in prevailing interest rates. While we expect to maintain the level of investment in Japanese government bonds necessary to comply with banking regulations and to continue to make call loans in periods when we have excess liquidity, we also expect to continue to maintain a fee-based business model.

Our interest expenses consist of interest on deposits, including negotiable certificates of deposit, interest on borrowed money and interest on bonds. Deposits consist of ordinary deposits and time deposits. The primary factors affecting interest paid on deposits include the outstanding balance of deposits, competition with interest rates paid on deposit products offered by other banks, including Japan Post Bank, the relative proportion of ordinary deposits and time deposits and the mix of remaining maturities of time deposits. Borrowed money consists of long-term loans from banks. The primary factors affecting interest paid on our borrowed money include the outstanding balance of our borrowed money, the weighted average interest rate on our borrowed money, and the aggregate annual maturities of our borrowed money. In December 2006 we issued our second series and third series fixed-rate unsecured bonds due December 2011 and 2013, respectively, as a means of securing a longer-term source of funding.

Due to our fee-based business model, increases in interest rates lead to increases in our funding costs without generating offsetting increases in interest earned on interest-bearing assets. As a result, increases in interest rates could lead to increases in our net interest expenses.

Net Fees and Commissions Income

ATM-related Fee Income

ATM-related fee income consists primarily of the ATM usage fees paid to us by our correspondent financial institutions. Although ATM-related fee income also includes fees we receive when users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group use our ATMs to add value to their *nanaco* accounts, a service we introduced in September 2007, *nanaco*-related fees currently account for only a small percentage of our ATM-related fee income. ATM-related fee income represented 96.1% of our total income for the six months ended September 30, 2007.

The primary factors affecting the level of ATM-related fee income are ATM transaction volume and pricing.

ATM Transaction Volume. Under the ATM service agreements we have entered into with our correspondent financial institutions, those institutions compensate us for our services by paying us per-transaction ATM usage fees for every transaction executed by their customers through our ATMs, excluding balance inquiries. Accordingly, increases in our ATM transaction volume generally lead to increases in our ATM-related fee income.

The aggregate number of transactions executed through our ATM network has increased steadily in each year since our establishment in April 2001, reaching 418 million transactions for the fiscal year ended March 31, 2007 and 244 million transactions for the six months ended September 30, 2007, in each case excluding balance inquiries. In addition, even as we have expanded our network of ATMs, our average number of transactions per day per ATM has increased steadily in each year since our establishment. The main factors contributing to this growth have been:

- our aggressive expansion of our ATM network into retail locations operated by our affiliates in the Seven & i Holdings group, primarily Seven-Eleven Japan convenience stores and Ito-Yokado Co., Ltd. superstores;
- our success in expanding our customer base of ATM users by entering into agreements with a large number of correspondent financial institutions;
- continuing improvements in the functionality of our ATMs and the sophistication and security of our ATM network infrastructure; and
- increasing our average number of transactions per day per ATM, as the above factors have contributed to increasing consumer familiarity with, and confidence in, the availability and convenience of our ATM services.

We believe the continued expansion of our ATM network will be one of the keys to maintaining growth in our ATM transaction volume. While we have expanded our network rapidly since our formation, by September 30, 2007, we had installed our ATMs in substantially all of the existing Seven-Eleven Japan convenience stores and Ito-Yokado superstores where such installation is practicable, and as of December 31, 2007 we had 12,152 ATMs installed in 99.9% of Seven-Eleven Japan's 11,883 convenience stores and 269 ATMs installed in 96.0% of

Ito-Yokado's 176 superstores. In order to maintain growth in our revenue and profits, we will need to increase substantially the number and placement density of our ATMs in locations other than those operated by Seven & i Holdings group companies. We began installing our ATMs at Nomura Securities' retail branches in June 2007, and have since installed our ATMs at Narita International Airport and the international terminal of Haneda Airport, both serving the Tokyo metropolitan area, and New Chitose Airport and Rusutsu Resort in Hokkaido. By December 31, 2007 we had finished installing our ATMs in Nomura Securities' retail branches, with 336 of our ATMs installed in 147 retail branches nationwide. We have also recently announced plans to install our ATMs in certain unmanned ATM locations operated by Shinsei Bank, Limited. To date, however, the numbers of average transactions per day per ATM recorded at ATMs installed in locations other than those operated by Seven & i Holdings group companies have been lower than those recorded at ATMs installed in Seven-Eleven Japan convenience stores and other Seven & i Holdings group company locations. We are actively exploring additional ATM installation opportunities with financial institutions and other third parties to continue to increase the reach and density of our ATM network.

Our more than 550 existing correspondent financial institutions account for the substantial majority of Japan's major financial institutions. Due to the limited number of additional financial institutions in Japan with which we might establish relationships, we have only limited opportunities to expand our customer base of ATM users by increasing the number of our correspondent financial institutions.

In addition to the factors described above, fluctuations in ATM transaction volumes associated with specific types of financial institutions or specific ATM transactions, whether due to legal or regulatory changes, other changes in market conditions or other factors, could have a disproportionate impact on our ATM usage fees. For example, registered moneylenders accounted for 33.0% of total ATM-related fee income for the six months ended September 30, 2007, and recent legal and other regulatory changes affecting Japan's consumer finance industry have led to an overall decline in new loan originations by registered moneylenders. Because registered moneylenders generally pay us higher per-transaction ATM usage fees for loan disbursal transactions than we receive from either loan payment transactions or from withdrawals by customers of other types of financial institutions, declines in ATM transaction volume from customers of registered moneylenders in general, and declines in loan disbursal transactions in particular, could have an adverse effect on the amount of ATM usage fees we receive.

We believe ATM transaction volume is also affected by fluctuations in general economic conditions in Japan, such as employment, household income, consumer spending and other indicators, with strong economic conditions generally contributing to higher ATM transaction volume.

Additional operating data regarding our historical transaction volume, including aggregate ATM transactions and average transactions per day per ATM is set forth under "Summary Financial Data and Other Information" and "Business—Service Offerings—ATM Services."

Pricing. As described above, under the ATM service agreements we have entered into with our correspondent financial institutions, those institutions pay us per-transaction ATM usage fees for every transaction executed by their customers through our ATMs, excluding balance inquiries.

In the typical fee schedule included in an ATM service agreement with a bank, the level of ATM usage fees payable to us by the bank depends upon the level of ATM transaction fees the bank charges to its customers for using our ATMs. Generally, banks that charge lower per-transaction fees to their customers are eligible to pay lower per-transaction fees to us. Recently, some of our correspondent financial institution banks have been decreasing the ATM transaction fees they charge to their customers for using third-party ATMs, with some banks eliminating such fees for transactions completed during certain time periods. We believe this trend is due in part to competition in the retail banking sector as well as an attempt by some banks to reduce the costs associated with maintaining their own ATMs by encouraging their customers to use third-party ATM networks like ours. Although such decreases in ATM transaction fees lead to decreases in the per-transaction ATM usage fees payable to us under our ATM service agreements with banks, such decreases in ATM transaction fees also generally lead to increased ATM transaction volume by the affected customers. Accordingly, we believe the resulting reductions in per-transaction ATM usage fees have had a limited impact on the level of our ATM-related fee income to date. If the recent downward trend in ATM transaction fees continues or intensifies, the effect of this trend on our level of ATM-related fee income in the future will depend on any related changes in aggregate ATM transaction volume.

Other Fees and Commissions Income

Other fees and commissions income primarily consists of the fees we receive in connection with our service that allows corporate depositors to deposit their daily receipts in our ATMs for overnight safe-keeping and the fee income we receive in connection with the services provided through our *Minna no Ginkou Madoguchi* manned outlets and our *Minna no Money Site* portal website. The majority of the fees we receive in

connection with our service for the deposit of daily receipts relate to accounts held by Seven-Eleven Japan convenience stores. Other fees and commissions income generally accounts for only a small percentage of our net fees and commissions income.

ATM Placement Fee Expenses

ATM placement fee expenses, which are the fees we pay for the placement and maintenance of our ATMs, comprise a substantial majority of our fees and commissions expenses. The majority of our ATM placement fees are paid to Seven-Eleven Japan and Ito-Yokado and consist of monthly per-ATM fixed fees as well as per-transaction fees for each transaction executed through our ATMs installed in Seven-Eleven Japan convenience stores and Ito-Yokado superstores, excluding balance inquiries. ATM placement fee expenses have increased as we have steadily expanded our network of ATMs and increased our aggregate ATM transaction volume. In addition, an amendment to our service agreement with Seven-Eleven Japan governing our ATMs installed in its convenience stores resulted in an increase in the monthly per-ATM fixed fees we pay to Seven-Eleven Japan, effective October 2006. We expect this category of expenses to continue to increase as we continue to expand our ATM network, both inside and outside the Seven & i Holdings group.

As we explore new ATM installation opportunities with financial institutions and other third parties, we may enter into service agreements with different pricing structures. Broadly speaking, we may enter into arrangements:

- where we install ATMs in the premises of a correspondent financial institution that wishes to provide convenience to its customers without investing in proprietary ATMs. Our arrangement with Nomura Securities is of this type. Under the terms of our agreement with Nomura Securities, we are paid a fixed monthly fee for each ATM installed in its retail branches, with no per-transaction ATM usage fees payable to us by Nomura Securities for transactions executed by its customers through those ATMs except during weekday evening hours, although we receive the usual per-transaction ATM usage fees payable to us by other correspondent financial institutions for each transaction executed by their customers through those ATMs;
- where we pay a fixed fee to the owner of an attractive location to install our ATM in its premises. Our arrangements with Narita International Airport, Haneda Airport and New Chitose Airport are of this type. Under these arrangements, we pay a fixed monthly fee for the placement of our ATMs and we collect the usual per-transaction ATM usage fees payable to us by our correspondent financial institutions for transactions executed by their customers through those ATMs;
- where we install our ATMs in locations owned and operated by third parties at their request and for the convenience of their customers. Under this type of arrangement, we retain the right to collect the usual per-transaction ATM usage fees payable to us by our correspondent financial institutions for transactions executed by their customers through those ATMs. Our arrangement with Rusutsu Resort in Hokkaido is of this type; and
- where we pay placement fees to the owner of one or a series of attractive locations under an agreement that involves an element of profit-sharing in addition to a fixed fee. Our arrangements with Seven-Eleven Japan and Ito-Yokado are of this type.

Our success in negotiating favorable pricing structures for ATMs installed outside of the Seven & i Holdings group will be one of the keys maintaining growth in our revenue and profits.

General and Administrative Expenses

General and administrative expenses consist primarily of outsourcing expenses, rent for premises and equipment, depreciation, salaries and retirement benefits, maintenance and repair costs, taxes and public charges, advertising expenses and telecommunications expenses. Outsourcing expenses in connection with the development and operation of our software and information technology systems and the operation, administration and maintenance of our ATMs and our call centers account for a significant proportion of our general and administrative expenses. Another significant component of our general and administrative expenses is rent for premises and equipment, which consists primarily of lease payments on our leased ATMs.

As discussed below, in March 2006 we began purchasing rather than leasing most of our new ATMs, which has led to a downward trend in rent for premises and equipment in recent periods and an increase in depreciation, as newly purchased ATMs are recorded on our balance sheet as tangible assets and depreciated over the five-year period of their useful lives. The introduction of our second generation ATMs has also served to

reduce the cost of security services included in outsourcing expenses because the higher capacity of the cash cartridges in our second generation ATMs means they need to be serviced less frequently. As we have gradually increased the scale of our business and our number of employees, we have also recorded steady increases in salaries and retirement benefits. In addition, recent improvements to our ATM services, including hardware upgrades to permit users of the *nanaco* prepaid rechargeable electronic money system to add value to their *nanaco* accounts using our ATMs, as well as the introduction of a new service permitting holders of overseas cash cards and credit cards to make Japanese yen withdrawals from our ATMs, have resulted in increases in other general and administrative expenses in recent periods.

Transition from Leased ATMs to Purchased ATMs

Historically, we leased ATMs from SE Capital Corporation, a subsidiary of Seven & i Holdings, under lease contracts with a five-year lease term. Following the July 2005 launch of our new second generation ATMs, in March 2006 we began purchasing rather than leasing most of our new ATMs.

While our expenses in connection with leased ATMs consist of fixed periodic lease payments spread equally over the five-year term of the related lease contracts, the depreciation expenses recorded in connection with purchased ATMs under the declining balance method are considerably higher in the early years of the five-year depreciation period than in the later years. In addition, unlike leased ATMs, purchased ATMs are recorded as tangible assets on our balance sheet and require a significant initial cash outlay at the time of purchase, which has an impact on our cash reserves.

In part to accelerate the introduction of our second generation ATMs on a network-wide basis, we are replacing leased earlier-model ATMs with purchased second generation ATMs, in most cases prior to the expiration of the five-year lease term. Under the terms of our ATM lease contracts, in the event of such early termination we are obligated to pay lease cancellation fees in an amount equal to the remaining lease payments due under the terminated lease contracts. We recorded these ATM lease cancellation fees as losses on cancellation of leases in an amount of ¥1,396 million for the fiscal year ended March 31, 2007. As of December 31, 2007, we continued to lease 5,466 of the 12,837 total ATMs in our network.

We changed the method of accounting for ATM lease cancellation fees and related expenses from a cash basis to an accrual basis effective from the second half of the fiscal year ended March 31, 2007. As a result of this change, we record a reserve for losses on cancellation of leases on our balance sheet. The reserve is established in an amount equal to the lease cancellation fees and related expenses that we expect to record in the subsequent fiscal year. The reserve for losses on cancellation of leases as of March 31, 2007 was ¥2,310 million and as of September 30, 2007 was ¥2,337 million.

Because the discussion of our results of operations under "Results of Operations—Comparison of the six-month periods ended September 30, 2006 and 2007" is based on our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007, to which we have made certain reclassifications in order to present them in a format more familiar to investors outside Japan, losses on cancellation of leases and provision for reserve for losses on cancellation of leases are recorded within other expenses for those periods. In contrast, in the discussion of our results of operations under "Results of Operations—Comparison of the Fiscal Years Ended March 31, 2006 and 2007," which is based on English translations of our Japanese-language audited annual financial statements for those fiscal years originally prepared pursuant to the Securities and Exchange Law of Japan and published in Japan, losses on cancellation of leases and provision for reserve for losses on cancellation of leases are recorded as extraordinary losses.

Results of Operations

The discussion of our results of operations under "—Comparison of the six-month periods ended September 30, 2006 and 2007" is based on our English-language unaudited interim financial statements as of and for the six-month periods ended September 30, 2006 and 2007. In order to present such financial statements in a format more familiar to investors outside Japan, we have prepared them with certain reclassifications not included in our Japanese-language audited annual financial statements originally prepared pursuant to the Securities and Exchange Law and published in Japan. In contrast, the discussion of our results of operations under "—Comparison of the Fiscal Years Ended March 31, 2006 and 2007" and "—Comparison of the Fiscal Years Ended March 31, 2005 and 2006" is based on English translations of our Japanese-language audited annual financial statements for those years originally prepared pursuant to the Securities and Exchange Law of Japan and published in Japan.

The primary difference between the Japanese-language audited annual financial statements referred to above and our reclassified English-language unaudited interim financial statements is that amounts classified as "extraordinary losses" below "ordinary profit" in the Japanese-language financial statements have been reclassified as part of "other expenses" in our reclassified English-language financial statements. Those amounts consist primarily of the provision for reserve for losses on cancellation of leases and losses on cancellation of leases referred to above. As a result of these financial statement reclassifications, ¥4,012 million recorded as "extraordinary losses" in the English translation of our Japanese-language statement of income for the fiscal year ended March 31, 2007 originally prepared pursuant to the Securities and Exchange Law and published in Japan, which consisted primarily of provision for reserve for losses on cancellation of leases and losses on cancellation of leases, was reclassified as part of "other expenses" in our reclassified English-language statement of income for the fiscal year ended March 31, 2007.

Consistent with the discussion of our results of operations for the six months ended September 30, 2007 included below, we expect that our general and administrative expenses and ATM placement fee expenses will increase at a higher rate than our fees and commissions income for the full year ending March 31, 2008. The growth in general and administrative expenses reflects increased depreciation associated with our accelerated shift to purchased ATMs, as well as investment to expand the functionality of our ATM network. ATM placement fee expenses have increased in part due to an increase from October 2006 in the monthly per-ATM fixed fees we pay to Seven-Eleven Japan. As we had reserved for substantially all remaining expected lease cancellation expenses as of September 30, 2007, however, we expect net other expenses to decrease substantially in the second half of the current fiscal year. The expectations described in this paragraph are forward-looking statements based upon assumptions and beliefs of our management as to demand for our services, the rate of growth of our ATM network, and various other factors, and are subject to the qualifications set forth under "Forward-Looking Statements" on page vi of this offering circular. Our actual results of operations could vary significantly from the expected results described above as a result of factors including those described elsewhere in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and in "Risk Factors."

Comparison of the Six-Month Periods Ended September 30, 2006 and 2007

The following table sets forth certain statement of income data for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,	
	2006	2007
	(in millions of yen)	
	(unaudited)	(unaudited)
Net interest expenses	¥ 406	¥ 863
Fees and commissions income	37,055	40,416
ATM-related fee income	36,046	39,552
Other	1,009	864
Fees and commissions expenses	2,829	4,057
ATM placement fee expenses	2,666	3,813
Other	163	244
Net fees and commissions income	34,226	36,358
Net other operating expenses	367	12
General and administrative expenses	20,464	23,823
Net other expenses	639	1,134
Income before income taxes	12,347	10,525
Income taxes:		
Current	4,885	3,941
Deferred	(62)	357
Net income	¥ 7,524	¥ 6,226

Net Interest Expenses

The following table sets forth average balances, interest and average yield or interest rates for our interest-earning assets and interest-bearing liabilities for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,					
	2006			2007		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions of yen, except percentages)					
Interest-earning assets:						
Securities	¥ 65,192	¥107	0.32%	¥ 85,613	¥ 254	0.59%
Call loans	9,477	8	0.17	77,323	222	0.57
Due from banks	44,892	6	0.03	16,514	16	0.20
Total	¥119,562	122	0.20	¥179,452	493	0.54
Interest-bearing liabilities:						
Deposits	¥188,839	¥ 76	0.08%	¥179,431	¥ 203	0.22%
Negotiable certificates of deposit	25,071	35	0.27	89,840	276	0.61
Call money	30,801	20	0.13	3,362	9	0.55
Borrowed money	65,008	331	1.01	66,827	337	1.00
Bonds	15,000	66	0.88	75,000	530	1.40
Total	¥324,722	529	0.32	¥414,460	1,357	0.65
Net interest expenses		¥406			¥ 863	

Net interest expenses increased by ¥456 million, or 112.2%, to ¥863 million for the six-months ended September 30, 2007 from ¥406 million for the corresponding period in the previous fiscal year, as an ¥827 million increase in interest expenses was only partially offset by a ¥370 million increase in interest income. The increase in interest expenses mainly reflected an increase in the average balance of bonds as a result of our December 2006 issuance of ¥36,000 million aggregate principal amount of second series fixed-rate unsecured bonds due December 2011 and ¥24,000 million aggregate principal amount of third series fixed-rate unsecured bonds due December 2013. The increase in interest expenses was also due in part to an increase in the balance of negotiable certificates of deposit, as well as an increase in the average interest rate on deposits and negotiable certificates of deposit due to increases in market interest rates following increases made by the Bank of Japan to the benchmark overnight interest rate between banks. Interest income increased ¥370 million, to ¥493 million for the six-months ended September 30, 2007 from ¥122 million for the corresponding period in the previous fiscal year. The increase in interest income was primarily due to a significant increase in the average balance of call loans, as we increased our balance of call loans considerably following our issuance of corporate bonds in December 2006. The increase in interest income also reflected an increase in the average balance of, and average yield on, securities.

Net Fees and Commissions Income

The following table sets forth our fees and commissions income and expenses for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,	
	2006	2007
	(in millions of yen)	
Fees and commissions income:		
ATM-related fee income	¥36,046	¥39,552
Other	1,009	864
Total	¥37,055	¥40,416
Fees and commissions expenses:		
ATM placement fee expenses	¥ 2,666	¥ 3,813
ATM-related fee expenses	75	135
Other	87	108
Total	¥ 2,829	¥ 4,057
Net fees and commissions income	¥34,226	¥36,358

Net fees and commissions income increased by ¥2,132 million, or 6.2%, to ¥36,358 million for the six-month period ended September 30, 2007 from ¥34,226 million for the corresponding period in the previous fiscal year.

Fees and commissions income increased by ¥3,360 million, or 9.3%, to ¥40,416 million for the six-months ended September 30, 2007 compared to ¥37,055 million for the corresponding period in the previous fiscal year, mainly due to a ¥3,505 million, or 9.7%, increase in ATM-related fee income to ¥39,552 million. This increase in ATM-related fee income mainly reflected the continued expansion of our network of ATMs as well as the continued increase in our average number of transactions per day per ATM, to 109 for the six-months ended September 30, 2007 from 97 for corresponding period in the previous fiscal year. The increase in ATM-related fee income was partially offset by a decrease in other fees and commissions income, mainly resulting from a decrease in the fees we receive in connection with our service allowing corporate depositors to deposit their daily receipts in our ATMs for overnight safe-keeping. This decrease was mainly the result of an amendment to our service agreement with Seven-Eleven Japan, effective October 2006, to make our service more competitive by reducing the applicable fees.

Fees and commissions expenses increased by ¥1,228 million, or 43.4%, to ¥4,057 million for the six-months ended September 30, 2007 from ¥2,829 million for the corresponding period in the previous fiscal year, mainly due to a ¥1,146 million, or 43.0%, increase in ATM placement fee expenses to ¥3,813 million. This increase in ATM placement fee expenses reflected the continuing expansion of our network of ATMs and increasing transaction volume. The increase in ATM placement fee expenses was also due in part to an increase in the monthly per-ATM fixed fees we pay to Seven-Eleven Japan for our ATMs installed in its convenience stores, as the result of an amendment to our service agreement with Seven-Eleven Japan effective October 2006.

Net Other Operating Expenses

The following table sets forth the principal components of net other operating expenses for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,	
	2006	2007
	(in millions of yen)	
Other operating income:		
Gains on derivatives	¥ –	¥53
Other operating expenses:		
Losses on foreign exchange transactions	¥ –	¥ 1
Losses on redemption of bonds	56	64
Losses on derivatives	311	–
Total	¥367	¥65
Net other operating expenses	¥367	¥12

Net other operating expenses decreased to ¥12 million for the six-month period ended September 30, 2007 from ¥367 million for the corresponding period in the previous fiscal year. This decrease was mainly due to our recording of ¥53 million in gains on derivatives for the six-month period ended September 30, 2007 compared to ¥311 million in losses on derivatives for the corresponding period in the previous fiscal year. The gains on derivatives for the six-month period ended September 30, 2007 and the losses on derivatives recorded for the corresponding period in the previous fiscal year reflected gains and losses, respectively, on our interest rate swaps resulting from changes in the Japanese interest rate environment during the relevant periods.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,	
	2006	2007
	(in millions of yen)	
Salaries and retirement benefits	¥ 1,468	¥ 1,697
Depreciation	2,187	4,693
Rent for premises and equipment	3,614	2,601
Telecommunications expenses	1,170	1,316
Advertising expenses	1,508	1,050
Taxes and public charges	1,444	1,614
Outsourcing expenses	6,714	6,909
Maintenance and repair costs	1,516	1,735
Other	839	2,204
Total	¥20,464	¥23,823

General and administrative expenses increased by ¥3,358 million, or 16.4%, to ¥23,823 million for the six-month period ended September 30, 2007 from ¥20,464 million for the corresponding period in the prior fiscal year. The largest factor in this increase was a ¥2,506 million, or 114.5%, increase in depreciation resulting from increased depreciation associated with our purchases of second generation ATMs. The increase in general and administrative expenses was also due in part to a ¥1,364 million, or 162.6%, increase in other general and administrative expenses. This increase primarily reflected expenses associated with improvements to our ATM services, including expenses related to upgrades to our ATM hardware to permit users of the *nanaco* prepaid rechargeable electronic money system to add value to their *nanaco* accounts using our ATMs as well as start-up expenses related to our new service permitting holders of overseas cash cards and credit cards to make Japanese yen withdrawals from our ATMs. The increase in general and administrative expenses also reflected increases in salaries and retirement benefits, maintenance and repair costs, outsourcing expenses, taxes and public charges and telecommunications expenses, all of which were mainly the result of increasing business volume and the increasing scale of our ATM network.

These increases were partially offset by a ¥1,012 million, or 28.0%, decrease in rent for premises and equipment, reflecting our continuing transition from leased ATMs to purchased ATMs, and a ¥458 million, or 30.3%, decrease in advertising expenses.

Net Other Expenses

The following table sets forth the components of our other income and expenses for the six-month periods ended September 30, 2006 and 2007:

	Six months ended September 30,	
	2006	2007
	(in millions of yen)	
Other income:		
Other	¥ 55	¥ 175
Total	¥ 55	¥ 175
Other expenses:		
Provision for allowance for credit losses	¥ 40	¥ 2
Losses on disposal of fixed assets	45	62
Losses on cancellation of leases	526	–
Provision for reserve for losses on cancellation of leases	–	1,056
Other	82	188
Total	¥694	¥1,309
Net other expenses	¥639	¥1,134

Net other expenses increased by ¥495 million, or 77.4%, to ¥1,134 million for the six-month period ended September 30, 2007 from ¥639 million for the corresponding period in the previous fiscal year.

The increase in net other expenses was mainly the result of our recording ¥1,056 million in provision for reserve for losses on cancellation of leases for the six months ended September 30, 2007, compared to ¥526 million in losses on cancellation of leases for the corresponding period in the previous fiscal year, reflecting our transition from leased ATMs to purchased ATMs. The reserve for losses on cancellation of leases for the six months ended September 30, 2007 reflects a change in the method of accounting for ATM lease cancellation fees and related expenses, effective from the second half of the fiscal year ended March 31, 2007, from a cash basis to an accrual basis. See "Overview—Transition from Leased ATMs to Purchased ATMs" above.

Although we do not engage in commercial lending, we maintain an allowance for credit losses in connection with our ATM-related temporary payments. ATM-related temporary payments are provisional payments that we make to customers of correspondent financial institutions who have withdrawn money from our ATMs, pending reimbursement by the relevant correspondent financial institutions. These payments are generally reimbursed to us on the same day in the case of correspondent financial institutions other than banks and on the following business day in the case of banks. A more detailed discussion of ATM-related temporary payments is provided below under "—Financial Condition—Loans."

Income Before Income Taxes

As a result of the foregoing, income before income taxes decreased to ¥10,525 million for the six-month period ended September 30, 2007 from ¥12,347 million for the corresponding period in the previous fiscal year.

Income Taxes

Current income taxes decreased ¥944 million, or 19.3%, to ¥3,941 million for the six-month period ended September 30, 2007 from ¥4,885 million for the corresponding period in the previous fiscal year. This decrease primarily reflected the decrease in income before income taxes. We recorded deferred income taxes of ¥357 million for the six-month period ended September 30, 2007, compared to a deferred income tax benefit of ¥62 million for the corresponding period in the previous fiscal year. The deferred income tax benefit for the six-month period ended September 30, 2006 primarily reflected the recording of accrued enterprise taxes as deferred tax assets. Our effective tax rate for the six-month period ended September 30, 2007 was 40.8%, and there was no significant difference between the effective tax rate and the statutory tax rate for the six-month period ended September 30, 2007.

Net Income

As a result of the foregoing factors, net income for the six-month period ended September 30, 2007 was ¥6,226 million, a decrease of ¥1,298 million, or 17.2%, compared to ¥7,524 million for the six-month period ended September 30, 2006.

Comparison of the Fiscal Years Ended March 31, 2006 and 2007

The following table sets forth certain statement of income data for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31, 2006	Year ended March 31, 2007
	(in millions of yen)	
Net interest expenses	¥ 556	¥ 1,112
Fees and commissions income	63,973	74,875
ATM-related fee income	61,957	73,124
Other	2,015	1,750
Fees and commissions expenses	4,845	6,491
ATM placement fee expenses	4,556	6,150
Other	289	340
Net fees and commissions income	59,128	68,384
Net other operating income (expenses)	376	(653)
General and administrative expenses	39,565	41,574
Net other ordinary income (expenses)	28	(21)
Ordinary profit	19,409	25,021
Net extraordinary losses	2,808	4,012
Income before income taxes	16,601	21,009
Income taxes:		
Current	3,870	9,564
Deferred	2,141	(1,223)
Net income	¥10,590	¥12,667

Net interest expenses

The following table sets forth average balances, interest and average yield or interest rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended March 31, 2006 and 2007:

	2006 Average balance	2006 Interest	2006 Average rate	2007 Average balance	2007 Interest	2007 Average rate
	(in millions of yen, except percentages)					
Interest-earning assets:						
Securities	¥ 39,337	¥ 78	0.19%	¥ 68,666	¥ 284	0.41%
Call loans	–	–	–	31,208	116	0.37
Due from banks	41,726	0	0.00	34,678	20	0.05
Total	¥ 81,064	78	0.09	¥134,554	422	0.31
Interest-bearing liabilities:						
Deposits	¥153,984	¥ 45	0.02%	¥182,288	¥ 224	0.12%
Negotiable certificates of deposit	42,103	16	0.03	47,638	192	0.40
Call money	33,131	2	0.00	18,429	28	0.15
Borrowed money	46,479	438	0.94	65,004	661	1.01
Bonds	15,000	132	0.88	34,397	427	1.24
Total	¥290,699	634	0.21	¥347,758	1,534	0.44
Net interest expenses		¥556			¥1,112	

Net interest expenses increased by ¥556 million, or 100.0%, to ¥1,112 million for the fiscal year ended March 31, 2007 from ¥556 million for the previous fiscal year. Net interest expenses increased as a ¥900 million increase in interest expenses, to ¥1,534 million for the fiscal year ended March 31, 2007 from ¥634 million for the previous fiscal year, was only partially offset by an increase in interest income. The increase in interest expenses was mainly due to increases in the average balance of, and average interest rate for, bonds as a result of our December 2006 issuance of ¥36,000 million aggregate principal amount of second series fixed-rate unsecured bonds due December 2011 and ¥24,000 million aggregate principal amount of third series fixed-rate unsecured bonds due December 2013. The increase in interest expenses was also due in part to increases in

average interest rates on, and average balances of, deposits and negotiable certificates of deposit due to increases in market interest rates following increases made by the Bank of Japan to the benchmark overnight interest rate between banks, as well as an increase in our average balance of borrowed money. This increase in interest expenses was only partially offset by a ¥344 million increase in interest income, to ¥422 million for the fiscal year ended March 31, 2007 from ¥78 million for the previous fiscal year. The increase in interest income was primarily due to increases in the average balance of, and average yield on, securities and an increase in our balance of call loans as we began to extend call loans to other banks for the first time in the fiscal year ended March 31, 2007.

Net Fees and Commissions Income

The following table sets forth our fees and commissions income and expenses for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(in millions of yen)	
Fees and commissions income:		
Remittance-related fee income	¥ 293	¥ 365
ATM-related fee income	61,957	73,124
Other	1,722	1,385
Total	¥63,973	¥74,875
Fees and commissions expenses:		
Remittance-related fee expenses	¥ 108	¥ 155
ATM placement fee expenses	4,556	6,150
ATM-related fee expenses	134	158
Other	47	26
Total	¥ 4,845	¥ 6,491
Net fees and commissions income	¥59,128	¥68,384

Net fees and commissions income increased by ¥9,256 million, or 15.6%, to ¥68,384 million for the fiscal year ended March 31, 2007 from ¥59,128 million for the previous fiscal year.

Fees and commissions income increased by ¥10,902 million, or 17.0%, to ¥74,875 million for the fiscal year ended March 31, 2007 compared to ¥63,973 million for the previous fiscal year, mainly due to an ¥11,167 million, or 18.0%, increase in ATM-related fee income to ¥73,124 million. This increase in ATM-related fee income mainly reflected the continued expansion of our network of ATMs as well as the continued increase in our average number of transactions per day per ATM, to 98 for the fiscal year ended March 31, 2007 from 88 for the previous fiscal year. The increase in ATM-related fee income was partially offset by a decrease in other fees and commissions income, mainly resulting from a decrease in the fees we receive in connection with our service allowing corporate depositors to deposit their daily receipts in our ATMs for overnight safe-keeping. This decrease was mainly the result of an amendment to our service agreement with Seven-Eleven Japan, effective October 2006, to make our service more competitive by reducing the applicable fees

Fees and commissions expenses increased by ¥1,646 million, or 33.9%, to ¥6,491 million for the fiscal year ended March 31, 2007 compared to ¥4,845 million for the previous fiscal year. This increase was primarily due to a ¥1,594 million, or 34.9%, increase in ATM placement fee expenses, to ¥6,150 million for the fiscal year ended March 31, 2007 from ¥4,556 million for the previous fiscal year. The increase in ATM placement fee expenses primarily reflected the continuing expansion of our network of ATMs and increasing transaction volume. The increase in ATM placement fee expenses was also due in part to an increase in the monthly per-ATM fixed fees we pay to Seven-Eleven Japan for our ATMs installed in its convenience stores, as the result of an amendment to our service agreement with Seven-Eleven Japan effective October 2006.

The following table sets forth the components of net other operating income (expenses) for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(in millions of yen)	
Other operating income:		
Gains on derivatives	¥444	¥ –
Other operating expenses:		
Losses on redemption of bonds	¥ 68	¥ 105
Amortization of bond issuance expenses	–	246
Losses on derivatives	–	301
Total	¥ 68	¥ 653
Net other operating income (expenses)	¥376	¥(653)

We recorded net other operating expenses of ¥653 million for the fiscal year ended March 31, 2007 compared to net other operating income of ¥376 million for the previous fiscal year. While ¥444 million in gains on derivatives recorded in the fiscal year ended March 31, 2006 accounted for our net other operating income for that period, in the fiscal year ended March 31, 2007 we recorded no gains on derivatives and ¥301 million in losses on derivatives, together with ¥246 million in amortization of bond issuance expenses related to the issuance of our second series and third series fixed-rate unsecured bonds in December 2006. The gains on derivatives recorded in the fiscal year ended March 31, 2006 and the losses on derivatives recorded in the fiscal year ended March 31, 2007 reflected gains and losses, respectively, on our interest rate swaps resulting from changes in the Japanese interest rate environment during the relevant fiscal years.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(in millions of yen)	
Salaries and retirement benefits	¥ 2,487	¥ 3,028
Depreciation	4,311	5,412
Rent for premises and equipment	7,502	6,724
Telecommunications expenses	2,392	2,366
Advertising expenses	2,561	2,549
Taxes and public charges	2,324	2,943
Outsourcing expenses	14,442	13,744
Maintenance and repair costs	2,535	2,958
Other	1,004	1,846
Total	¥39,565	¥41,574

General and administrative expenses increased by ¥2,009 million, or 5.0%, to ¥41,574 million for the fiscal year ended March 31, 2007 from ¥39,565 million for the prior fiscal year. The largest factors in this increase were a ¥1,101 million, or 25.5%, increase in depreciation resulting from increased depreciation associated with our purchases of second generation ATMs, and an ¥840 million, or 83.6%, increase in other general and administrative expenses primarily reflecting increased expenditures relating to our ATMs, including expenditures associated with improvements to our second generation ATMs, improvements to the anti-theft features of our ATMs and others. The increase in general and administrative expenses was also due in part to a ¥619 million, or 26.6%, increase in taxes and public charges resulting from an increase in revenue stamp taxes associated with increasing aggregate ATM transaction volume, as well as a ¥540 million, or 21.7%, increase in salaries and retirement benefits reflecting continued growth in the size of our staff. These increases were partially offset by a ¥778 million, or 10.3%, decrease in rent for premises in equipment, reflecting our continuing transition from leased ATMs to purchased ATMs, and a ¥698 million, or 4.8%, decrease in outsourcing expenses, due in part to lower expenses in connection with security services, as the higher capacity of the cash cartridges in our second generation ATMs means they need to be serviced less frequently.

The following table sets forth the components of our other ordinary income and expenses for the fiscal years ended March 31, 2006 and 2007:

	Year ended March 31,	
	2006	2007
	(in millions of yen)	
Other ordinary income:		
Other	¥116	¥129
Other ordinary expenses:		
Provision for allowance for credit losses	¥ –	¥ 25
Other	88	126
Total	¥ 88	¥151
Net other ordinary income (expenses)	¥ 28	¥(21)

We recorded net other ordinary expenses of ¥21 million for the fiscal year ended March 31, 2007 compared to net other ordinary income of ¥28 million for the previous fiscal year. In the fiscal year ended March 31, 2006, ¥116 million in other ordinary income, which mainly reflected payments received from correspondent financial institutions to offset development costs related to our exchange system, which facilitates the interface between our ATMs and customer accounts at those institutions, was only partially offset by ¥88 million in other ordinary expenses. Other ordinary expenses reflected provision for reserve for retirement benefits for directors and statutory auditors as well as extraordinary corporate taxes paid to the taxing authorities of Kanagawa prefecture. In comparison, in the fiscal year ended March 31, 2007, ¥129 million in other ordinary income, which primarily consisted of the payments from correspondent financial institutions described above, was more than offset by ¥25 million in provision for allowance for credit losses and ¥126 million in other ordinary expenses, which mainly reflected provision for reserve for retirement benefits for directors and statutory auditors.

Ordinary Profit

As a result of the foregoing, we recorded ordinary profit of ¥25,021 million in the fiscal year ended March 31, 2007, an increase of ¥5,612 million, or 28.9%, compared to ¥19,409 million in the prior fiscal year.

Net Extraordinary Losses

We recorded net extraordinary losses of ¥4,012 million in the fiscal year ended March 31, 2007, as compared to net extraordinary losses of ¥2,808 million in the prior fiscal year. The higher level of net extraordinary losses in the fiscal year ended March 31, 2007 primarily reflected ¥1,396 million in losses on cancellation of leases and ¥2,310 million in provision for reserve for losses on cancellation of leases, reflecting our cancellation of leases for older ATMs and a change in the method of accounting for ATM lease cancellation fees and related expenses from a cash basis to an accrual basis. As discussed above, amounts classified as extraordinary losses in the English translations of the Japanese-language audited annual financial statements that form the basis of the discussion in this "—Comparison of the Fiscal Years Ended March 31, 2006 and 2007" have been reclassified as part of other expenses in the reclassified English-language financial statements that form the basis of the discussion under "—Comparison of the Six-Month Periods Ended September 30, 2006 and 2007." No offsetting extraordinary gains were recorded in the fiscal year ended March 31, 2007.

Net extraordinary losses of ¥2,808 million for the fiscal year ended March 31, 2006 reflected extraordinary losses of ¥2,823 million, partially offset by extraordinary gains of ¥15 million. Extraordinary losses primarily consisted of ¥1,702 million in losses on disposal of software associated with our replacement in January 2006 of the software used for our electronic accounts system.

Income before Income Taxes

As a result of the foregoing, income before income taxes increased ¥4,408 million, or 26.5%, to ¥21,009 million for the fiscal year ended March 31, 2007 from ¥16,601 million for the previous fiscal year.

Current income taxes increased ¥5,694 million, or 147.1%, to ¥9,564 million for the fiscal year ended March 31, 2007 from ¥3,870 million for the previous fiscal year. This increase was primarily due to the increase in income before income taxes in the fiscal year ended March 31, 2007, as well as the absence of accumulated losses for the fiscal year ended March 31, 2007, which contributed to comparatively lower current income taxes for the fiscal year ended March 31, 2006. We recorded a deferred income tax benefit of ¥1,223 million for the fiscal year ended March 31, 2007, compared to deferred income taxes of ¥2,141 million for the fiscal year ended March 31, 2006. The deferred income tax benefit for the fiscal year ended March 31, 2007 was primarily due to the recording of tax disallowances of ¥940 million for provision for reserve for losses on cancellation of leases and ¥397 million for depreciation, as well as ¥581 million in accrued enterprise taxes, as deferred tax assets. Our effective tax rate for the fiscal year ended March 31, 2007 was 39.7%, and there was no significant difference between the effective tax rate and the statutory tax rate for the fiscal year ended March 31, 2007.

Net Income

As a result of the foregoing factors, net income for the fiscal year ended March 31, 2007 was ¥12,667 million, an increase of ¥2,077 million, or 19.6%, compared to ¥10,590 million for the prior fiscal year.

Comparison of the Fiscal Years Ended March 31, 2005 and 2006

The following table sets forth certain statement of income data for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	2006
	(in millions of yen)	
Net interest expenses	¥ 420	¥ 556
Fees and commissions income	47,917	63,973
ATM-related fee income	45,877	61,957
Other	2,040	2,015
Fees and commissions expenses	3,753	4,845
ATM placement fee expenses	3,554	4,556
Other	198	289
Net fees and commissions income	44,164	59,128
Net other operating income (expenses)	(518)	376
General and administrative expenses	33,002	39,565
Net other ordinary income (expenses)	(148)	28
Ordinary profit	10,075	19,409
Net extraordinary losses	130	2,808
Income before income taxes	9,944	16,601
Income taxes:		
Current	10	3,870
Deferred	(910)	2,141
Net income	¥10,843	¥10,590

Net Interest Expenses

The following table sets forth average balances, interest and average yield or interest rates for our interest-earning assets and interest-bearing liabilities for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,					
	2005			2006		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions of yen, except percentages)					
Interest-earning assets:						
Securities	¥ 24,479	¥ 25	0.10%	¥ 39,337	¥ 78	0.19%
Due from banks	32,235	0	0.00	41,726	0	0.00
Total	¥ 56,715	26	0.04	¥ 81,064	78	0.09
Interest-bearing liabilities:						
Deposits	¥117,863	¥ 33	0.02%	¥153,984	¥ 45	0.02%
Negotiable certificates of deposit	65,000	24	0.03	42,103	16	0.03
Call money	22,043	1	0.00	33,131	2	0.00
Borrowed money	28,136	255	0.90	46,479	438	0.94
Bonds	15,000	131	0.87	15,000	132	0.88
Total	¥248,044	446	0.17	¥290,699	634	0.21
Net interest expenses		¥420			¥556	

Net interest expenses increased by ¥136 million, or 32.3%, from ¥420 million for the fiscal year ended March 31, 2005 to ¥556 million for the fiscal year ended March 31, 2006. Net interest expenses increased as a ¥188 million increase in interest expenses, to ¥634 million for the fiscal year ended March 31, 2006 from ¥446 million for the previous fiscal year, was only partially offset by an increase in interest income. The increase in interest expenses was primarily due to an increase in the average balance of borrowed money, to ¥46,479 million in the fiscal year ended March 31, 2006 from ¥28,136 million in the previous fiscal year, together with an increase in the average interest rate on borrowed money, from 0.90% to 0.94%. Interest income increased by ¥52 million, or 200.0%, to ¥78 million for the fiscal year ended March 31, 2006 from ¥26 million for the previous fiscal year due to increases in the average balance of, and average yield on, securities.

Net Fees and Commissions Income

The following table sets forth our fees and commissions income and expenses for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	2006
	(in millions of yen)	
Fees and commissions income:		
Remittance-related fee income	¥ 215	¥ 293
ATM-related fee income	45,877	61,957
Other	1,824	1,722
Total	¥47,917	¥63,973
Fees and commissions expenses:		
Remittance-related fee expenses	¥ 79	¥ 108
ATM placement fee expenses	3,554	4,556
ATM-related fee expenses	104	134
Other	14	47
Total	¥ 3,753	¥ 4,845
Net fees and commissions income	¥44,164	¥59,128

Net fees and commissions income increased by ¥14,964 million, or 33.8%, to ¥59,128 million for the fiscal year ended March 31, 2006 from ¥44,164 million for the previous fiscal year.

Fees and commissions income increased by ¥16,056 million, or 33.5%, to ¥63,973 million for the fiscal year ended March 31, 2006 from ¥47,917 million for the previous fiscal year, primarily due to a ¥16,080 million, or 35.0%, increase in ATM-related fee income. This increase primarily reflected the continued expansion of our network of ATMs as well as the continued increase in our average number of transactions per day per ATM, to 88 for the fiscal year ended March 31, 2006 from 77 for the previous fiscal year.

Fees and commissions expenses increased by ¥1,092 million, or 29.0%, to ¥4,845 million for the fiscal year ended March 31, 2006 from ¥3,753 million for the previous fiscal year. This increase was mainly due to a ¥1,002 million, or 28.1%, increase in ATM placement fee expenses, to ¥4,556 million for the fiscal year ended March 31, 2006 from ¥3,554 million for the previous fiscal year. The increase in ATM placement fee expenses primarily reflected the continuing expansion of our network of ATMs and increasing transaction volume.

Net Other Operating Income (Expenses)

The following table sets forth the components of net other operating income (expenses) for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	2006
	(in millions of yen)	
Other operating income:		
Gains on derivatives	¥ –	¥444
Other operating expenses:		
Losses on redemption of bonds	¥ –	¥ 68
Losses on derivatives	518	–
Total	¥ 518	¥ 68
Net other operating income (expenses)	¥(518)	¥376

We recorded net other operating income of ¥376 million for the fiscal year ended March 31, 2006 compared to net other operating expenses of ¥518 million for the previous fiscal year. While ¥518 million in losses on derivatives recorded in the fiscal year ended March 31, 2005 accounted for all of our net other operating expenses for that period, in the fiscal year ended March 31, 2006 we recorded no losses on derivatives and ¥444 million in gains on derivatives, offset in part by ¥68 million in losses on redemption of bonds. The losses on derivatives recorded in the fiscal year ended March 31, 2005 and the gains on derivatives recorded in the fiscal year ended March 31, 2006 reflected losses and gains, respectively, on our interest rate swaps resulting from changes in the Japanese interest rate environment during the relevant fiscal years.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	2006
	(in millions of yen)	
Salaries and retirement benefits	¥ 1,745	¥ 2,487
Depreciation	3,574	4,311
Rent for premises and equipment	6,346	7,502
Telecommunications expenses	1,960	2,392
Advertising expenses	2,092	2,561
Taxes and public charges	1,472	2,324
Outsourcing expenses	12,092	14,442
Maintenance and repair costs	3,019	2,535
Other	698	1,004
Total	¥33,002	¥39,565

General and administrative expenses increased by ¥6,563 million, or 19.8%, to ¥39,565 million for the fiscal year ended March 31, 2006 from ¥33,002 million for the previous fiscal year. The largest factor in this increase was a ¥2,350 million, or 19.4%, increase in outsourcing expenses mainly as a result of the greater volume of outsourcing services required to maintain the increasing number of ATMs in our network.

The increase in general and administrative expenses was also due in part to a ¥1,156 million, or 18.2%, increase in rent for premises and equipment, primarily reflecting an increase in the number of ATMs in our network during the fiscal year ended March 31, 2006, most of which were leased ATMs. The increase in general and administrative expenses also reflected an ¥852 million, or 57.8%, increase in taxes and public charges as a result of an increase in revenue stamp taxes associated with increasing aggregate ATM transaction volume, as well as an increase in salaries and retirement benefits reflecting the growing size of our staff and an increase in depreciation reflecting depreciation of our former exchange system associated with system improvements to our new exchange system. Our exchange system facilitates the interface between our ATMs and customer accounts at correspondent financial institutions.

Net Other Ordinary Income (Expenses)

The following table sets forth the components of our other ordinary income and expenses for the fiscal years ended March 31, 2005 and 2006:

	Year ended March 31,	
	2005	2006
	(in millions of yen)	
Other ordinary income:		
Other	¥ 23	¥116
Other ordinary expenses:		
Provision for allowance for credit losses	¥ 50	¥ –
Other	121	88
Total	¥ 171	¥ 88
Net other ordinary income (expenses)	¥(148)	¥ 28

We recorded net other ordinary income of ¥28 million for the fiscal year ended March 31, 2006 compared to net other ordinary expenses of ¥148 million for the previous fiscal year. In the fiscal year ended March 31, 2005, ¥23 million in other ordinary income, which primarily reflected payments received from correspondent financial institutions to offset development costs related to our exchange system, which facilitates the interface between our ATMs and customer accounts at those institutions, was more than offset by ¥50 million in provision for allowance for credit losses and ¥121 million in other under other ordinary expenses, which reflected extraordinary corporate taxes paid to the taxing authorities of Kanagawa prefecture as well as reserve for retirement benefits for directors and statutory auditors. In comparison, in the fiscal year ended March 31, 2006, ¥116 million in other ordinary income, which mainly reflected the payments from correspondent financial institutions described above, was only partially offset by ¥88 million in other ordinary expenses, which primarily consisted of extraordinary corporate taxes paid to the taxing authorities of Kanagawa prefecture as well as provision for reserve for retirement benefits for directors and statutory auditors.

Ordinary Profit

As a result of the foregoing, we recorded ordinary profit of ¥19,409 million in the fiscal year ended March 31, 2006, an increase of ¥9,334 million, or 92.6%, compared to ¥10,075 million in the prior fiscal year.

Net Extraordinary Losses

We recorded net extraordinary losses of ¥2,808 million in the fiscal year ended March 31, 2006, as compared to net extraordinary losses of ¥130 million in the fiscal year ended March 31, 2005. Net extraordinary losses of ¥2,808 million for the fiscal year ended March 31, 2006 reflected extraordinary losses of ¥2,823 million partially offset by extraordinary gains of ¥15 million. Extraordinary losses primarily consisted of ¥1,702 million in losses on disposal of software associated with our replacement in January 2006 of the software used for our electronic accounts system, as well as ¥633 million in expenses related to the change in our corporate name and ¥251 million in losses on cancellation of leases.

Net extraordinary losses of ¥130 million in the fiscal year ended March 31, 2005 primarily consisted of a provision for reserve for retirement benefits for directors and statutory auditors for prior periods, as well as expenses associated with amendments to certain outsourcing agreements with third-party service providers. No offsetting extraordinary gains were recorded in the fiscal year ended March 31, 2005.

Income before Income Taxes

As a result of the foregoing, income before income taxes increased ¥6,657 million, or 66.9%, to ¥16,601 million for the fiscal year ended March 31, 2006 from ¥9,944 million for the previous fiscal year.

Current income taxes increased from ¥10 million for the fiscal year ended March 31, 2005 to ¥3,870 million for the fiscal year ended March 31, 2006. This increase was primarily due to the increase in income before income taxes in the fiscal year ended March 31, 2006. We recorded deferred income taxes of ¥2,141 million for the fiscal year ended March 31, 2006, compared to a deferred income tax benefit of ¥910 million for the fiscal year ended March 31, 2005. The deferred income tax benefit for the fiscal year ended March 31, 2005 primarily reflected tax loss carryforwards. Our effective tax rate for the fiscal year ended March 31, 2006 was 36.2%, compared to a statutory tax rate of 40.6%. The primary reason for this difference was extraordinary tax deductions recorded in the fiscal year ended March 31, 2006.

Net Income

As a result of the foregoing factors, net income for the fiscal year ended March 31, 2006 was ¥10,590 million, a decrease of ¥253 million, or 2.3%, compared to ¥10,843 million for the prior fiscal year.

Supplemental Measures

Gross Operating Profit and Related Measures

In addition to the reporting items set forth in our financial statements, Japanese banking law requires us to disclose gross operating profit (*gyomu ararieki*). Furthermore, in the Japanese banking industry, net operating profit before provision for allowance for credit losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring our results of operations.

Gross operating profit is the sum of:

- net interest income (expenses);
- net fees and commissions; and
- net other operating income.

Net operating profit before provision for allowance for credit losses is gross operating profit minus general and administrative expenses (excluding extraordinary items).

We disclose the measures described above in accordance with Japanese banking law requirements, but they should not be viewed as a substitute for net income.

The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2005, 2006 and 2007 and for the six-month periods ended September 30, 2006 and 2007:

	For the fiscal year ended March 31,			For the six months ended September 30,	
	2005	2006	2007	2006	2007
	(in millions of yen, except per share data) (unaudited)				
Net interest expenses	¥ 420	¥ 556	¥ 1,112	¥ 406	¥ 863
Net fees and commissions	44,164	59,127	68,384	34,226	36,358
Net other operating income (loss)	(518)	375	(653)	(367)	(12)
Total gross operating profit (*gyomu ararieki*)	43,225	58,946	66,617	33,451	35,482
Expenses[1]	33,002	39,565	41,574	20,464	23,821
Net operating profit before provision for allowance for credit losses (*jisshitsu gyomu jun-eki*)	10,223	19,381	25,043	12,987	11,661
Provision for general allowance for credit losses	50	–	24	40	5
Net operating profit (*gyomu jun-eki*)	10,172	19,381	25,018	12,946	11,655
Net other non-recurring income (loss)	(97)	28	3	(26)	99
Ordinary profit (*keijo rieki*)	10,075	19,409	25,021	12,919	11,755
Extraordinary losses[2]	(130)	(2,807)	(4,012)	(571)	(1,230)
Income before income taxes	9,944	16,601	21,009	12,347	10,525
Current income taxes	10	3,870	9,564	4,885	3,941
Deferred income taxes	(910)	2,141	(1,223)	(62)	357
Net income	¥10,843	¥10,590	¥12,667	¥ 7,524	¥ 6,226

Notes:

(1) Primarily consists of outsourcing expenses, rent for premises and equipment, depreciation, maintenance and repair costs, taxes and public charges, salaries, advertising expenses and telecommunications expenses.

(2) Extraordinary losses in the fiscal year ended March 31, 2005 consisted primarily of a provision for reserve for retirement benefits for directors and statutory auditors for prior periods, as well as expenses associated with amendments to certain outsourcing agreements with third-party service providers. Extraordinary losses in the fiscal year ended March 31, 2006 consisted primarily of losses on disposal of software associated with our replacement in January 2006 of the software used for our electronic accounts system. Extraordinary losses in the fiscal year ended March 31, 2007 consisted primarily of losses on cancellation of leases and provision for reserve for losses on cancellation of leases related to our cancellation of existing leases on our earlier-model ATMs as we replace them with purchased second generation ATMs. Extraordinary losses in the six months ended September 30, 2006 consisted primarily of losses on cancellation of leases, as described above. Extraordinary losses in the six months ended September 30, 2007 consisted primarily of provision for reserve for losses on cancellation of leases, as described above.

Other Measures

In addition to the Japanese GAAP items set forth in our financial statements, our management reviews certain key operating data and non-Japanese GAAP financial measures to monitor our results of operations, including our average transactions per day per ATM, our return on ATM cash and our overhead ratio. Although none of these are Japanese GAAP measures, our management regards them as useful tools in monitoring our results of operations.

Average Transactions Per Day Per ATM

Our average transactions per day per ATM for recent periods are set forth under "Summary Financial Data and Other Information" and "Business—Service Offerings—ATM Services."

Return on ATM Cash

As our primary business is providing ATM services to Japanese consumers through our nationwide network of ATMs, cash and due from banks is the largest asset on our balance sheet. Return on ATM cash is a means of measuring the level of return on this asset. We calculate our return on ATM cash as follows:

$$\frac{\text{(ATM-related fee income − cost of capital − ATM placement fee expenses − general and administrative expenses)}}{\text{daily average balance of cash and due from banks}}$$

The following table sets forth our return on ATM cash for the fiscal years ended March 31, 2005, 2006 and 2007 and for the six-month periods ended September 30, 2006 and 2007:

	For the fiscal year ended March 31,			For the six months ended September 30,	
	2005	2006	2007	2006	2007
Return on ATM cash[1]	3.71%	6.26%	8.73%	8.95%	7.73%

Note:

(1) Return on ATM cash for the six-month periods ended September 30, 2006 and 2007 is presented on an annualized basis.

Return on ATM cash increased from 3.71% for the fiscal year ended March 31, 2005 to 6.26% for the fiscal year ended March 31, 2006, and increased again to 8.73% for the fiscal year ended March 31, 2007. The increases in return on ATM cash for the fiscal years ended March 31, 2006 and 2007 primarily reflected the fact that the growth in ATM-related fee income in those periods outpaced the growth in general and administrative expenses.

For the six months ended September 30, 2007, return on ATM cash decreased to 7.73%, compared to 8.95% for the corresponding period in the previous fiscal year. This decrease primarily reflected an increase in ATM placement fee expenses as a result of the continuing expansion of our network of ATMs and increasing transaction volume, as well as an increase in the monthly per-ATM fixed fees we pay to Seven-Eleven Japan for our ATMs installed in its convenience stores, as the result of an amendment to our service agreement with Seven-Eleven Japan effective October 2006. The decrease in return on ATM cash for the six months ended September 30, 2007 was also due to the growth in general and administrative expenses during the period outpacing the growth in ATM-related fee income, largely as the result of increased depreciation associated with our purchases of second generation ATMs.

Overhead Ratio

Our overhead ratio is a measure of our operational efficiency. Our overhead ratio is calculated by dividing general and administrative expenses for the relevant period by gross operating profit (*gyomu ararieki*).

The following table sets forth our overhead ratio for the fiscal years ended March 31, 2005, 2006 and 2007 and for the six-month periods ended September 30, 2006 and 2007:

	For the fiscal year ended March 31,			For the six months ended September 30,	
	2005	2006	2007	2006	2007
Overhead ratio	76.34%	67.12%	62.40%	61.17%	67.13%

Our overhead ratio decreased from 76.34% for the fiscal year ended March 31, 2005 to 67.12% for the fiscal year ended March 31, 2006, and decreased again to 62.40% for the fiscal year ended March 31, 2007. The improvements in our overhead ratio for the fiscal years ended March 31, 2006 and 2007 primarily reflected the fact that the growth in gross operating profit outpaced the growth in general and administrative expenses in those fiscal years. The growth in gross operating profit in both fiscal years was the result of steady increases in net fees and commissions income, reflecting increases in ATM-related fee income.

For the six months ended September 30, 2007, our overhead ratio increased to 67.13%, as compared to 61.17% for the corresponding period in the previous fiscal year. The increase in our overhead ratio for the six months ended September 30, 2007 reflected the fact that the growth in general and administrative expenses during the period outpaced the growth in gross operating profit. The growth in general and administrative expenses was primarily the result of increased depreciation associated with our purchases of second generation ATMs.

Recent Changes in Accounting Standards

Accounting Standards Relating to the Impairment of Fixed Assets

We applied "Accounting Standards Relating to the Impairment of Fixed Assets" (Opinion Regarding the Setting of Accounting Standards Relating to the Impairment of Fixed Assets, Business Accounting Deliberation Council, August 9, 2002) and "Fixed Asset Impairment Accounting Guideline" (Corporate Accounting Standard Application Guidelines, No. 6, October 31, 2003) from the fiscal year ended March 31, 2006. The application of these accounting standards had no impact on income before income taxes for the fiscal year ended March 31, 2006.

Accounting Standards Related to the Presentation of Net Assets

On December 9, 2005, the Accounting Standards Board of Japan ("ASBJ") published "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and its implementation guidance, "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8). These new accounting standards were effective from fiscal years ending on or after May 1, 2006. Our balance sheets as of March 31, 2007 and September 30, 2006 and 2007 are presented based on this standard. The amount corresponding to former stockholders' equity as calculated under the new accounting standards as of March 31, 2007 is ¥73,849 million. We have complied with revised regulations concerning financial reporting and the Revised Enforcement Ordinance concerning the Banking Law as regards the assets portion of the balance sheet in our financial statements for the fiscal year ended March 31, 2007 and the six months ended September 30, 2006 and 2007.

Accounting Standards for Treasury Shares and Appropriation of Legal Reserve

In the fiscal year ended March 31, 2007, we adopted revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Statement No. 1, issued on December 27, 2005) and "Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Guidance No. 2, issued on August 11, 2006). The adoption of these revised standards did not have any impact on our financial statements for the fiscal year ended March 31, 2007.

Accounting Standards for Financial Instruments

In the fiscal year ended March 31, 2007, we adopted partially revised "Accounting Standards for Financial Instruments" (ASBJ Revised Statement No. 10 issued on August 11, 2006). The adoption of this revised standard did not have any impact on our financial statements for the fiscal year ended March 31, 2007.

Change in Method of Presentation

The Enforcement Ordinance concerning the Banking Law (Ministry of Finance Ordinance No. 10, 1982) was revised by Cabinet Office Ordinance No. 60 dated April 28, 2006. We have complied with the revised law from the fiscal year ended March 31, 2007, which has resulted in the following changes in our financial statements for the fiscal year ended March 31, 2007 and the six months ended September 30, 2006 and 2007:

Balance Sheet

- "Premises and equipment" were separately presented as "tangible fixed assets," "intangible fixed assets" and "other assets." Land, buildings and equipment in "premises and equipment" were separately presented as "buildings" and "other tangible fixed assets" in "tangible fixed assets," and temporary payments for unfinished construction projects were presented as "construction in progress" in "tangible fixed assets." Foregifts were included in and presented as "other intangible fixed assets" in "intangible fixed assets," and guarantee deposits were included in "other assets."
- "Software" and "software-related temporary accounts," which had been included in "other assets," were included in "intangible fixed assets."

Cash Flow Calculation

With the reclassification of "premises and equipment" in the balance sheet into "tangible fixed assets," "intangible fixed assets" and "other assets," "profit (loss) from disposition of premises and equipment" was renamed "profit (loss) from disposition of fixed assets." In addition, "acquisition expenses for premises and equipment" and "acquisition expenses for software" were also renamed "acquisition expenses for tangible fixed assets" and "acquisition expenses for intangible fixed assets," respectively.

Critical Accounting Policies

A summary of our significant accounting policies is set forth in note 2 to our English-language audited annual financial statements as of and for the fiscal year ended March 31, 2007 included in this offering circular and audited by KPMG AZSA & Co. Those financial statements are prepared under Japanese GAAP and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting period. We believe that our critical accounting policies, meaning policies that involve estimates requiring the application of management's

judgment to individual transactions to determine the most appropriate accounting treatment in circumstances where use of different estimates could result in material changes to our financial condition or results of operations, are:

- our policy on accounting for estimated lease cancellation fees associated with our transition to second generation ATMs as discussed above under "—Overview—Transition from Leased ATMs to Purchased ATMs"; and
- our classification of total claims in accordance with Japan's Financial Reconstruction Law as described under "—Financial Condition—Loans" below.

Financial Condition

Total Assets

As of September 30, 2007, we had total assets of ¥565,065 million, representing an increase of ¥32,308 million, or 6.0%, from ¥532,757 million as of March 31, 2007. The primary reason for this increase was a ¥42,516 million, or 58.4%, increase in the balance of ATM-related temporary payments, which are provisional payments that we make to customers of correspondent financial institutions who have withdrawn money from our ATMs, pending reimbursement by the relevant correspondent financial institutions. These payments are generally reimbursed to us on the same day in the case of correspondent financial institutions other than banks and on the following business day in the case of banks. Because ATM-related temporary payments accumulate over time on calendar days that are not business days, generally, a fiscal period ending on a calendar day that is two days after the nearest preceding business day will result in a larger balance of ATM-related temporary payments than a fiscal period ending on a calendar day that is one day after the nearest preceding business day, which in turn will result in a larger balance of ATM-related temporary payments than a fiscal period ending on a calendar day that is a business day. The increase in the balance of ATM-related temporary payments as of September 30, 2007 mainly reflected the fact that the last day of that fiscal period was a Sunday while the last day of the fiscal year ended March 31, 2007 was a Saturday. The increase in total assets as of September 30, 2007 also reflected a ¥5,454 million, or 60.4%, increase in tangible fixed assets, mainly reflecting the increasing balance of ATMs recorded on our balance sheet as we continue our transition from leased ATMs to purchased ATMs. These increases were partially offset by a ¥13,551 million, or 17.2%, decrease in the balance of securities. The decrease in securities reflected a temporary increase in the balance of securities as of March 31, 2007 resulting from our recomposition at that time of the portfolio of Japanese government bonds that we hold to satisfy Japanese banking regulations.

Total assets of ¥532,757 million as of March 31, 2007 represented an increase of ¥171,419 million, or 47.4%, from ¥361,338 million as of March 31, 2006. This increase reflected a balance of ¥94,500 million in call loans to other banks, which we began extending for the first time in the fiscal year ended March 31, 2007 in order to utilize excess funds raised through our corporate bond issuances. The increase in total assets also reflected an increase in other assets mainly due to a ¥37,656 million increase in the balance of ATM-related temporary payments. The increase in the balance of ATM-related temporary payments was mainly due to the fact that the last day of the fiscal year ended March 31, 2007 was a Saturday while the last day of the fiscal year ended March 31, 2006 was a Friday. The increase in total assets was also due in part to a temporary increase in the balance of securities resulting from our recomposition of the portfolio of Japanese government bonds that we hold to satisfy Japanese banking regulations. The increase in total assets also reflected our recording of purchased ATMs on our balance sheet as tangible fixed assets, as we began purchasing rather than leasing most of our new ATMs in March 2006.

Total assets of ¥361,338 million as of March 31, 2006 represented an increase of ¥48,033 million, or 15.3%, from ¥313,305 million as of March 31, 2005. This increase reflected a ¥27,559 million increase in securities, reflecting the expanding scale of our operations, as well as increases in cash and due from banks and other assets.

The following table sets forth a breakdown of our securities, as of the dates indicated:

	As of March 31,			As of September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Japanese government bonds	¥19,998	¥47,568	¥78,194	¥64,493
Japanese local government bonds	–	–	–	–
Japanese corporate bonds[1]	6,014	6,002	–	–
Stocks	–	–	144	294
Other	–	–	–	–
Foreign bonds	–	–	–	–
Foreign stocks	–	–	–	–
Total	¥26,012	¥53,571	¥78,338	¥64,787

Note:

(1) Japanese corporate bonds as of March 31, 2005 and 2006 are Japanese government-guaranteed bonds.

The following table sets forth the acquisition cost, fair value, and unrealized gains and losses on our available-for-sale-securities with fair value, as of the dates indicated:

	As of March 31, 2005		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)		
Bonds:			
Japanese government bonds	¥19,999	¥19,998	¥(1)
Government-guaranteed bonds[1]	5,995	6,014	18
Total	¥25,995	¥26,012	¥16

	As of March 31, 2006		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)		
Bonds:			
Japanese government bonds	¥47,587	¥47,568	¥(18)
Government-guaranteed bonds[1]	5,998	6,002	3
Total	¥53,585	¥53,571	¥(14)

	As of March 31, 2007		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)		
Bonds:			
Japanese government bonds	¥78,213	¥78,194	¥(19)

	As of September 30, 2007		
	Acquisition cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)		
Bonds:			
Japanese government bonds	¥64,508	¥64,493	¥(15)

Note:

(1) Government-guaranteed bonds as of March 31, 2005 and 2006 are Japanese government-guaranteed bonds.

The following table sets forth the carrying value of our available-for-sale-securities that cannot be assigned a fair value, as of the dates indicated:

	As of March 31,			As of September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Unlisted stocks	–	–	¥144	¥294

The following tables set forth the contractual maturity dates of our available-for-sale Japanese government bonds and Japanese government-guaranteed bonds, as of the dates indicated. None of our bonds were classified as held-to-maturity securities as of the dates indicated:

	As of March 31, 2005			
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
	(in millions of yen)			
Bonds:				
Japanese government bonds	¥19,998	–	–	–
Government-guaranteed bonds[(1)]	–	¥6,014	–	–
Total	¥19,998	¥6,014	–	–

	As of March 31, 2006			
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
	(in millions of yen)			
Bonds:				
Japanese government bonds	¥47,568	–	–	–
Government-guaranteed bonds[(1)]	6,002	–	–	–
Total	¥53,571	–	–	–

	As of March 31, 2007			
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
	(in millions of yen)			
Bonds:				
Japanese government bonds	¥78,194	–	–	–

	As of September 30, 2007			
	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
	(in millions of yen)			
Bonds:				
Japanese government bonds	¥64,493	–	–	–

Note:

(1) Government-guaranteed bonds as of March 31, 2005 and 2006 are Japanese government-guaranteed bonds.

The following derivative instruments are stated at fair value and the related net unrealized gains (losses) are reflected in our statements of income. Transactions that qualify for hedge accounting are excluded from the following tables.

	Contract or notional amount	Fair value[1]	Net unrealized gains (losses)
	(in millions of yen)		
As of March 31, 2005:			
Over-the-counter:			
Interest rate swaps	¥35,000	¥(580)	¥(580)
As of March 31, 2006:			
Over-the-counter:			
Interest rate swaps	¥35,000	¥ 121	¥ 121
As of March 31, 2007:			
Over-the-counter:			
Interest rate swaps	¥35,000	¥ 24	¥ 24
As of September 30, 2007:			
Over-the-counter:			
Interest rate swaps	¥35,000	¥ 110	¥ 110

Note:

(1) Fair value is calculated using the discounted present value and other methods.

Loans

We do not engage in commercial lending, although we are currently considering the introduction of small-scale personal loans in the future. Because we do not engage in commercial lending, we have no balance of commercial loans and our credit risk consists primarily of our ATM-related temporary payments, our call loans and our interbank deposits. ATM-related temporary payments are provisional payments that we make to customers of correspondent financial institutions who have withdrawn money from our ATMs, pending reimbursement by the relevant correspondent financial institutions. These payments are generally reimbursed to us on the same day in the case of correspondent financial institutions other than banks and on the following business day in the case of banks. Call loans are extremely short-term interbank loans that we extend to other banks as a means of utilizing excess funds. Call loans generally have a term ranging from one day to one week. We first began extending call loans in the fiscal year ended March 31, 2007. Interbank deposits, recorded on our balance sheet as amounts due from banks, are a form of collateral we provide to certain regional banks in Japan that have entered into agreements with us to provide paper currency for our ATMs located in the prefectures in Japan in which they operate.

Under the Financial Reconstruction Law of Japan, as a Japanese bank we are required to disclose our total loans and other claims classified into four categories. These categories, ordered from high credit risk to low credit risk, are: claims against bankrupt and quasi-bankrupt obligors, doubtful claims, substandard claims, and normal claims. Our total balance of claims required to be disclosed under the Financial Reconstruction Law increased from ¥26,756 million as of March 31, 2005 to ¥35,201 million as of March 31, 2006. The balance increased to ¥72,865 million as of March 31, 2007 and to ¥115,368 million as of September 30, 2007. As of each of these dates, all of our claims were classified as normal claims under the Financial Reconstruction Law classification categories. Our claims disclosed under the Financial Reconstruction Law consist almost entirely of ATM-related temporary payments.

Because ATM-related temporary payments accumulate over time on calendar days that are not business days, generally, a fiscal period ending on a calendar day that is two days after the nearest preceding business day will result in a larger balance of ATM-related temporary payments than a fiscal period ending on a calendar day that is one day after the nearest preceding business day, which in turn will result in a larger balance of ATM-related temporary payments than a fiscal period ending on a calendar day that is a business day. The steady increase in our total balance of claims required to be disclosed under the Financial Reconstruction Law in recent

periods is largely the result of a steady increase in ATM-related temporary payments, which reflects the growing scale of our business as well as the timing effect described above. The fiscal years ended March 31, 2005, 2006 and 2007 ended on a Thursday, Friday and Saturday, respectively, and the the six-month period ended September 30, 2007 ended on a Sunday, which contributed to larger amounts of ATM-related temporary payments as of the latter two dates.

Deferred Tax Assets

Net deferred tax assets as of September 30, 2007 were ¥1,786 million, representing a decrease of ¥359 million, or 16.7%, as compared to ¥2,145 million as of March 31, 2007. The primary factor behind this decrease was a ¥253 million decrease in accrued enterprise taxes. Net deferred tax assets of ¥2,145 million as of March 31, 2007 represented an increase of ¥1,225 million, or 133.1%, from ¥920 million as of March 31, 2006. This increase was primarily due to our recording of tax disallowances of ¥940 million for provision for reserve for losses on cancellation of leases as deferred tax assets as of March 31, 2007, as well as a ¥200 million increase in accrued enterprise taxes.

Funding and Liquidity

Funding and Liquidity Management

We undertake liquidity management to ensure sufficient cash to meet both normal and unanticipated funding needs. Our principal funding requirement is the cash required for the day-to-day operation of our nationwide network of ATMs, including deposit withdrawals and other transactions by customers of our correspondent financial institutions as well as Seven Bank accountholders. Other funding requirements include cash for general working capital needs associated with our ongoing business operations and contractual obligations, as well as the repayment of short-term borrowings and the payment of income and other taxes.

We rely primarily on deposits, including negotiable certificates of deposit, of Seven Bank accountholders to satisfy our funding requirements. Our balance of deposits, including negotiable certificates of deposit, has grown in recent years in line with the expansion of our operations, increasing from ¥189,776 million as of March 31, 2005 to ¥305,625 million as of September 30, 2007. We also rely on borrowings from other Japanese financial institutions, primarily life insurance companies. Due to our fee-based business model, increases in interest rates lead to increases in our funding costs without generating offsetting increases in interest earned on interest-bearing assets. In order to minimize the adverse impact of potential future increases in market interest rates and secure an additional, longer-term source of funding, in December 2006 we issued two series of fixed-rate bonds: ¥36,000 million aggregate principal amount of our second series fixed-rate unsecured bonds due December 2011 and ¥24,000 million aggregate principal amount of our third series fixed-rate unsecured bonds due December 2013. As a precautionary measure to ensure sufficient liquidity in times of emergency, we have also secured commitment lines from a number of banks.

In addition, we limit our investments to highly liquid instruments, primarily government bonds. See "—Financial Condition—Securities" for more information regarding our securities.

We expect our future liquidity needs to be similar to those described above and we do not currently have plans for any significant capital expenditures. Although we believe our existing sources of liquidity are sufficient to meet our funding needs for the current and subsequent fiscal year and although we do not currently anticipate a need for additional long-term debt or equity financing in order to support our funding needs or meet the minimum capital adequacy requirements applicable to us as a Japanese bank, we may raise additional funds by these or other means in the future as we deem necessary.

Deposits

The table set forth below shows the mix of our individual and corporate ordinary deposits as of the dates indicated. Seven-Eleven Japan convenience stores account for most of the balance of our corporate ordinary deposits. Our balance of corporate ordinary deposits also includes amounts deposited with us by correspondent financial institutions other than banks in order to facilitate the prompt settlement of short-term ATM-related payments we make to customers of such correspondent financial institutions withdrawing money from our ATMs.

	As of March 31,			As of September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Individuals	¥ 40,002	¥ 52,049	¥ 72,174	¥ 81,627
Corporations	84,773	129,720	115,662	130,118
Total[1]	¥124,776	¥181,770	¥187,836	¥211,745

Note:

(1) Does not include negotiable certificates of deposit.

The following table sets forth a breakdown of our deposits as of the dates indicated:

	As of March 31,			As of September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Ordinary deposits	¥124,776	¥177,981	¥171,707	¥186,152
Individuals	40,002	49,675	57,981	60,960
Corporations	84,694	128,305	113,726	125,191
Time deposits	–	3,723	15,955	25,108
Individuals	–	2,372	14,191	20,666
Corporations	–	1,351	1,764	4,441
Other deposits	79	65	173	485
Negotiable certificates of deposit	65,000	15,110	87,300	93,880
Total	¥189,776	¥196,880	¥275,136	¥305,625

The following table sets forth the average balance of the following deposit categories for the fiscal years ended March 31, 2005, 2006 and 2007 and for the six-month period ended September 30, 2007:

	Year ended March 31,			Six months ended September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Ordinary deposits	¥117,470	¥153,138	¥171,415	¥158,885
Time deposits	–	503	10,704	20,330
Other deposits	393	342	168	214
Negotiable certificates of deposit	65,000	42,103	47,638	89,840
Total	¥182,863	¥196,088	¥229,927	¥269,271

The following table sets forth a breakdown of our time deposits by maturity as of the dates indicated:

	As of March 31,			As of September 30,
	2005	2006	2007	2007
	(in millions of yen)			
Less than three months	¥–	¥ 391	¥ 4,942	¥ 6,361
Three months to less than six months	–	313	1,432	2,666
Six months to less than one year	–	831	2,968	5,071
One year to less than two years	–	207	1,562	2,332
Two years to less than three years	–	1,478	2,116	2,418
Three years and over	–	500	2,931	6,527
Total	¥–	¥3,723	¥15,955	¥25,108

Borrowed Money

As of September 30, 2007, we had ¥65,000 million in borrowed money, which was unchanged from our balance of borrowed money as of March 31, 2007 and as of March 31, 2006. Borrowed money of ¥65,000 million as of March 31, 2006 represented an increase of ¥25,000 million, or 62.5%, from ¥40,000 million as of March 31, 2005.

Borrowed money represented 13.2% of our total liabilities as of September 30, 2007 and 14.1% of our total liabilities as of March 31, 2007. The weighted average annual interest rate for our outstanding borrowed money for the six-month period ended September 30, 2007 was 1.00% and for the fiscal year ended March 31, 2007 was 1.01%. None of our borrowed money is secured.

As of March 31, 2007, scheduled repayments of our borrowed money during the periods indicated below were as follows:

During the fiscal year ending March 31,	(in millions of yen)
2008	¥ –
2009	5,000
2010	35,000
2011	12,000
2012	–
2013 and thereafter	13,000
Total	¥65,000

Bonds

In December 2006 we issued ¥36,000 million aggregate principal amount of our second series fixed-rate unsecured bonds due December 2011 and ¥24,000 million aggregate principal amount of our third series fixed-rate unsecured bonds due December 2013, accounting for the ¥60,000 million increase in bonds from ¥15,000 million as of March 31, 2006 to ¥75,000 million as of March 31, 2007.

Bonds represented 15.2% of our total liabilities as of September 30, 2007 and 16.3% of our total liabilities as of March 31, 2007. The weighted average annual interest rate for our bonds for the six-month period ended September 30, 2007 was 1.40% and for the fiscal year ended March 31, 2007 was 1.24%.

Bonds as of September 30, 2007 consisted of the following:

	(in millions of yen)
0.88% fixed-rate unsecured bonds due December 10, 2008	¥15,000
1.45% fixed-rate unsecured bonds due December 20, 2011	36,000
1.67% fixed-rate unsecured bonds due December 20, 2013	24,000
Total	¥75,000

The aggregate annual maturities of bonds as of September 30, 2007 were as follows:

During the fiscal year ending March 31,	(in millions of yen)
2008	¥ –
2009	15,000
2010	–
2011	–
2012 and thereafter	60,000
Total	¥75,000

Commitment Lines

We have also arranged commitment lines from a number of banks in order to provide prompt access to funds in the event of a funding emergency. Under our existing commitment lines as of September 30, 2007, we are eligible to borrow up to an aggregate of ¥15,000 million. As of September 30, 2007, we did not have any balances outstanding under these commitment lines. None of our commitment lines are secured.

Credit Ratings

Standard & Poor's has assigned us a long-term counterparty credit rating of A+, a short-term counterparty credit rating of A-1, and a bank financial strength rating of B, with a positive outlook. Rating and Investment

Information, Inc. has assigned us an issuer credit rating of AA, with a stable outlook. The credit ratings assigned to us by Standard & Poor's and by Rating and Investment Information, Inc. reflect their current opinions of our overall financial capacity (our creditworthiness) to pay our financial obligations. The ratings are subject to revision or withdrawal at any time.

Each rating assigned to us should be evaluated independently of the others. The ratings assigned to us are solely the responsibility of the assigning rating organizations. We did not participate in the preparation of these ratings and do not and cannot confirm their accuracy or suitability for any purposes.

Capital Adequacy Ratios

We are required to maintain our capital adequacy ratio at or above the level specified in capital adequacy guidelines established by the FSA. The FSA's capital adequacy guidelines are based on the risk-adjusted approach developed by the Basel Committee on Banking Supervision of the Bank for International Settlements, or the Basel Committee. The FSA's guidelines are similar to those issued by other central bank regulators, although there are certain differences that reflect the FSA's implementation of the Basel Committee's approach in a manner designed to suit the Japanese banking environment. Revised FSA capital adequacy guidelines that came into effect as of March 31, 2007 are designed to implement amended rules with respect to minimum capital requirements announced by the Basel Committee in June 2004 and commonly referred to as "Basel II."

The rules prescribed in the revised FSA capital adequacy guidelines introduce new methods for risk weighting and require financial institutions to establish reserves for operational risk. As an alternative to the standardized approach to risk-weighted calculations, which continues to rely on the external valuation of credit quality based on credit ratings assigned by designated rating agencies, the new rules also permit Japanese banks to adopt an internal ratings-based approach to credit risk, or the IRB approach. To be eligible to use the IRB approach, a Japanese bank must have established advanced risk measurement systems and must receive advance approval from the FSA. In addition, the new rules permit banks to choose one of three approaches for measuring exposure to operational risk: the basic indicator approach, the standardized approach and the advanced measurement approach. Under the basic indicator approach, banks must maintain capital for operational risk equal to the average of a designated percentage of annual gross operating profits (*gyomu ararieki*) over the preceding three fiscal years.

We continue to apply the standardized approach to risk weighting with respect to credit risk. With respect to the measurement of operational risk, we have adopted the basic indicator approach.

Due in part to our relatively low balance of other risk-adjusted assets, the inclusion of operational risk in the revised FSA capital adequacy guidelines has had a significant impact on our capital adequacy ratio. However, our September 30, 2007 capital adequacy ratio of 36.52% remains well above the 4% minimum capital adequacy ratio required of Japanese banks like us with only domestic operations.

The table below sets forth our capital adequacy ratios as of March 31, 2005, 2006 and 2007 and September 30, 2007. The figures in the table below have not been audited.

	As of March 31,			As of September 30,
	2005(1)	2006(1)	2007(2)	2007(2)
	(in millions of yen, except percentages)			
Basic items (Tier I):				
Common stock	¥61,000	¥61,000	¥ 30,500	¥ 30,500
Capital surplus	–	–	30,505	30,512
Retained earnings (losses)	(4,501)	6,089	18,756	19,151
Treasury stock	–	–	(5,901)	(5,868)
Expected cash outflow	–	–	(5,831)	–
Unrealized losses on available-for-sale securities	–	(8)	(11)	(9)
Total Tier I (A)	56,498	67,080	68,018	74,285
Supplementary items (Tier II):				
General allowance for credit losses	61	42	67	73
Total Tier II (B)	61	42	67	73
Total qualifying capital (C) [(A)+(B)]	¥56,559	¥67,123	¥ 68,085	¥ 74,359
Risk-adjusted assets:				
On-balance sheet items	¥30,974	¥28,671	¥ 64,322	¥ 77,386
Off-balance sheet items	35	74	59	72
Operational Risk	–	–	115,033	126,101
Total risk-adjusted assets (D)	¥31,009	¥28,746	¥179,415	¥203,561
Capital adequacy ratio (C) / (D)	182.39%	233.49%	37.94%	36.52%
Tier I capital ratio (A) / (D)	182.19%	233.35%	37.91%	36.49%

Notes:

(1) Calculated in accordance with previous FSA capital adequacy guidelines, which have been replaced by revised FSA capital adequacy guidelines that came into effect as of March 31, 2007.

(2) Calculated in accordance with revised FSA capital adequacy guidelines that came into effect as of March 31, 2007.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Overview

Our primary business is the provision of ATM services to Japanese consumers through our nationwide network of ATMs. Established in April 2001 under the name IY Bank Co., Ltd., we are affiliated with the Seven & i Holdings group, and most of our ATMs are located in the convenience stores of Seven-Eleven Japan Co., Ltd., the operator of Japan's largest network of convenience stores. We have rapidly expanded our operations since our establishment and as of December 31, 2007 we had 12,837 ATMs, the largest ATM network operated by any private sector Japanese bank. As the majority of our ATMs are installed in Seven-Eleven Japan convenience stores, we benefit from Seven-Eleven Japan's existing customer base and customer traffic levels, the extensive geographic reach of its store network and infrastructure, and the convenience of its 24-hours-a-day business model.

The main factors contributing to our growth to date have been:

- our aggressive expansion of our ATM network into retail locations operated by our affiliates in the Seven & i Holdings group, primarily Seven-Eleven Japan convenience stores and Ito-Yokado Co., Ltd. superstores;
- our success in expanding our customer base of ATM users by entering into agreements with a large number of correspondent financial institutions. As of December 31, 2007, we had agreements with 554 financial institutions, including not only megabanks and regional banks, but also "shinkin" banks, credit unions, Japan Post Bank Co., Ltd., securities companies, life insurance companies, consumer finance institutions and other financial institutions;
- continuing improvements in the functionality of our ATMs and the sophistication and security of our ATM network infrastructure; and
- increasing our average number of transactions per day per ATM, as the above factors have contributed to increasing consumer familiarity with, and confidence in, the availability and convenience of our ATM services.

Users of our ATM network are primarily customers of our correspondent financial institutions, which compensate us through the payment of ATM usage fees. For the six months ended September 30, 2007, ATM usage fees accounted for 96.1% of our total income. In addition, as of September 30, 2007, we had approximately 519,000 deposit accounts for individual Seven Bank accountholders and approximately 20,000 deposit accounts for corporate Seven Bank accountholders, most of which are Seven-Eleven Japan franchisees. Although our other banking operations remain limited, we began offering time deposits in March 2006 and we are currently considering the introduction of small-scale personal loans.

We believe the scale and efficiency of our ATM network make us an attractive partner to other financial institutions and have been the foundation for our profitability. With our focused business model, we recorded positive net income in our third year of operations and in each year since, and we eliminated our accumulated losses in our fifth year of operations. For the fiscal year ended March 31, 2007, our ordinary income was ¥75,427 million and our net income was ¥12,667 million. For the six months ended September 30, 2007, our total income was ¥41,139 million and our net income was ¥6,226 million. Our total assets were ¥532,757 million as of March 31, 2007 and ¥565,065 million as of September 30, 2007.

History

Important events in our history include the following:

Apr. 2001	Incorporated under the name IY Bank Co., Ltd.
May 2001	Began accepting applications for deposit accounts and commenced ATM services
Jun. 2001	Connected our ATM network to the "Zengin System" and "BANCS" Japanese interbank payment systems; began offering electronic remittance services through our ATMs
Dec. 2001	Began offering internet banking, mobile internet banking and telephone banking services to Seven Bank accountholders
Mar. 2003	Total number of ATMs in our network reached 5,000
Apr. 2005	Total number of ATMs in our network reached 10,000; opened our first manned outlet in an Ito-Yokado superstore in Chiba prefecture

Jul. 2005	Began installation of our second generation ATMs
Oct. 2005	Changed our corporate name from IY Bank Co., Ltd. to Seven Bank, Ltd.
Mar. 2006	Began offering agency and administrative intermediation services on behalf of our correspondent financial institutions and other retail service companies through our manned outlets; began offering time deposits
Jul. 2006	Achieved full coverage of Japan's megabanks among our correspondent financial institutions
Jun. 2007	Declared and paid the first dividend on shares of our common stock, ¥5,000 per share; began installing our ATMs at locations outside of the Seven & i Holdings group
Jul. 2007	Introduced new service permitting holders of cash cards and credit cards issued overseas to make Japanese yen withdrawals from our ATMs
Sep. 2007	Upgraded ATM hardware to permit users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group to add value to their *nanaco* accounts using our ATMs
Nov. 2007	Launched new service making our ATMs accessible by vision-impaired customers
Dec. 2007	Completed installation of our ATMs in each of Japan's 47 prefectures

Strengths

We strive to provide convenient ATM services to the customers of Japan's retail financial institutions whenever and wherever they want. During our first six years of operation, we believe we have established a strong foundation for our fee-based business model. Our strengths include:

Our Extensive ATM Network

We believe that the reach, density, accessibility and reliability of our network are key competitive advantages. We had 12,837 ATMs in our network as of December 31, 2007, most of which operate 24 hours a day in the convenience stores of Seven-Eleven Japan, the operator of Japan's largest network of convenience stores. By September 30, 2007 we had achieved our goal of installing our ATMs in substantially all Seven-Eleven Japan convenience stores and Ito-Yokado superstores where installation is practicable. In addition, in June 2007 we began installing our ATMs at locations outside of the Seven & i Holdings group, and by December 31, 2007 we had installed our ATMs in each of Japan's 47 prefectures. We believe that increasing customer familiarity with, and confidence in, the availability of our ATMs at Seven-Eleven Japan convenience stores and other locations has contributed to the steady increase in our average number of transactions per day per ATM in each year since our establishment in 2001, up to 98 for the fiscal year ended March 31, 2007 and 109 for the six months ended September 30, 2007.

The Number and Breadth of our Correspondent Financial Institutions

We have steadily expanded our customer base of ATM users through steady growth in the number of our correspondent financial institutions, to 554 as of December 31, 2007. With this growth in correspondent financial institutions, Japanese consumers can be increasingly confident that our network will allow them to access almost any account they desire. Our correspondent financial institutions include all of Japan's megabanks, as well as Japan Post Bank Co., Ltd., and we also have strong coverage of regional banks, "shinkin" banks (*shinyou kinko*), credit unions (*shinyou kumiai*), securities companies, life insurance companies, consumer finance institutions and other financial institutions. Since our establishment, we have targeted broad coverage of Japan's retail financial institutions in our correspondent relationships, and our shareholders include a number of Japanese banks, life insurance companies and securities companies. Our ATM service agreements generally entitle our correspondent financial institutions to determine and collect the ATM transaction fees to be charged to their customers for using our ATMs, a benefit that is generally unavailable to them through some other correspondent ATM networks in Japan and which provides them with a potential source of fee revenue and the freedom to structure such fees in line with their own business strategies. We believe our extensive ATM network and innovative business model, together with our lack of affiliation with any one specific Japanese financial services group, has helped us to form relationships with a wide range of financial institutions and achieve steady growth in our income.

The Cost-efficiency of our Operations

We have made effective use of technology and third-party service providers to achieve our current scale and profitability. We had only 278 full-time employees as of December 31, 2007 and averaged only 238

part-time employees for the nine-month period ended December 31, 2007. Our overhead ratio, which is the ratio of general and administrative expenses for the relevant period to gross operating profit (*gyomu ararieki*), was 67.1% for the six-month period ended September 30, 2007 and our return on equity was 16.3% over the same period. Although we are licensed as a bank in Japan, we are focused on our fee-based business model and do not bear the risks and expenses of traditional banking operations.

The Functionality and Convenience of our ATMs and the Sophistication and Security of our ATM Network Infrastructure

We believe the functionality and convenience of our ATMs, and the sophistication and security of our ATM network infrastructure, have been keys to our success. We have designed our ATM network to link directly to our correspondent financial institutions, which allows us to avoid the connection costs and technological and operational limitations associated with pre-existing correspondent ATM networks and provides us with pricing flexibility we would not enjoy if our links with correspondent financial institutions depended on such networks. Our direct links also generally allow the customers of our correspondent financial institutions to access the familiar interface and full functionality of their home institutions via our ATMs, an advantage over pre-existing correspondent ATM networks that may offer only limited functionality at the ATMs of other member institutions.

New services and features recently introduced to further improve user security and convenience include:

- making all of our ATMs compatible with cash cards equipped with security-enhancing integrated circuit (IC) technology;
- upgrading our ATMs with foreign language capability, including English, Korean, Chinese and Portuguese;
- permitting holders of cash cards and credit cards issued overseas, including VISA, MasterCard, American Express, JCB and China UnionPay cards, to make Japanese yen withdrawals from our ATMs; and
- upgrading our ATM hardware to permit users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group to add value to their *nanaco* accounts using our ATMs.

As we have expanded, we have invested in state-of-the-art software and hardware and remote back-up facilities for our major computing centers to improve the security and soundness of our network. In addition, we have recently strengthened our network infrastructure through the expansion of our two ATM support centers and through upgrades to the information technology system for our call centers.

Our Affiliation with the Seven & i Holdings Group

Our affiliation with the Seven & i Holdings group, the operator of over 12,000 retail locations nationwide and the largest retail group in Japan by net sales for the most recently ended fiscal year, has helped us to achieve a high level of brand awareness and enabled us to expand our ATM network rapidly, contributing to our steady growth. In addition, as the majority of our ATMs are installed in Seven-Eleven Japan convenience stores, we benefit from Seven-Eleven Japan's existing customer base and customer traffic levels, the extensive geographic reach of its store network and infrastructure, and the convenience of its 24-hours-a-day business model. We believe these benefits have helped us to steadily increase our average number of transactions per day per ATM in each year since our establishment in 2001.

Our Strong Financial Position

Unlike most banks, we do not rely on interest income as a primary source of revenue and we do not currently engage in commercial lending. Accordingly, we maintain a comparatively low balance of risk assets and our credit risk consists primarily of the short-term ATM-related temporary payments we make to customers of correspondent financial institutions withdrawing money from our ATMs, the call loans that we extend to other banks and our interbank deposits with certain regional banks in Japan. As of September 30, 2007, securities represented 11.4% of our total assets, with Japanese government bonds representing 99.5% of total securities. All of our Japanese government bonds have been acquired to satisfy applicable Japanese banking regulations. Our capital adequacy ratio as of September 30, 2007 was 36.5%, well above the 4% minimum capital adequacy ratio required of Japanese banks with only domestic operations. We have a long-term counterparty credit rating of A+, a short-term counterparty credit rating of A-1, and a bank financial strength rating of B, with a positive outlook,

from Standard & Poor's, as well as an issuer credit rating of AA, with a stable outlook, from Rating and Investment Information, Inc. The deposits of Seven Bank accountholders, which have increased steadily in each year since our establishment, provide us with a stable and relatively low-cost source of funding. In addition, our strong financial position and our credit ratings have enabled us to raise additional funds efficiently through long-term borrowings and the issuance of corporate bonds.

Strategies

Our key strategic initiatives include the following:

Continue to Increase the Reach and Density of our ATM Network and the Size of our Customer Base of ATM Users

We plan to continue to increase the reach and density of our ATM network by installing our ATMs in locations owned and operated by third parties outside the Seven & i Holdings group, as well as in additional locations operated by Seven & i Holdings group companies. As the first step in our expansion outside the Seven & i Holdings group, we began installing our ATMs at Nomura Securities' retail branches in June 2007 and we have since installed our ATMs at Narita International Airport and the international terminal of Haneda Airport, both serving the Tokyo metropolitan area, and New Chitose Airport and Rusutsu Resort in Hokkaido. By December 31, 2007 we had finished installing our ATMs in Nomura Securities' retail branches, with 336 of our ATMs installed in 147 retail branches nationwide. We have also recently announced plans to install our ATMs in certain unmanned ATM locations operated by Shinsei Bank, Limited. We intend to continue to use the knowledge and expertise we have gained through the efficient operation of our existing ATM network to respond to the cost-saving needs of financial institutions by installing our ATMs in their retail locations while also expanding our ATM network to other attractive high-traffic locations outside the Seven & i Holdings group through mutually beneficial arrangements with other third parties. Potential installation sites include other regional airports, railroad stations, hotels, resorts, hospitals and others.

In addition to our expansion outside the Seven & i Holdings group, we also plan to continue installing our ATMs at new Seven-Eleven Japan convenience store locations as Seven-Eleven Japan continues to expand its store network. We are also considering installing our ATMs at additional locations operated by Seven & i Holdings group companies where our ATMs have not yet been installed, including department stores, supermarkets and restaurants. In addition, we intend to increase the number of locations, both inside and outside the Seven & i Holdings group, that host more than one ATM, with a focus on existing locations with high transaction volumes.

At the same time, we plan to continue to broaden our customer base of ATM users by increasing the number of our correspondent financial institutions, with a particular focus on regional banks.

Continue to Enhance our ATMs and ATM Network through Effective Use of New Technologies

We are currently replacing all of the earlier-model ATMs in our network with our second generation ATMs and we expect to complete this transition by September 30, 2008. By December 31, 2007, we had installed 9,641 second generation ATMs, representing approximately 75% of the ATMs in our network. Our second generation ATMs incorporate additional security features, hardware improvements that increase operating efficiency, and improved expandability to enable the addition of new features and functions in the future. The following are some of the other ongoing initiatives we are undertaking to further improve our ATM network:

- promoting the use of our ATMs by foreigners traveling or living abroad in Japan by updating our ATMs with foreign language capabilities and permitting holders of cash cards and credit cards issued overseas, including VISA, MasterCard, American Express, JCB and China UnionPay cards, to make Japanese yen withdrawals from our ATMs;
- increasing the number of our ATMs which users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group can use to add value to their *nanaco* accounts;
- increasing the current number of our correspondent financial institutions that permit cardholders to change their personal identification numbers and daily withdrawal limits directly through our ATMs; and
- continuing to expand the availability of audio guidance services through our ATMs to make them accessible by vision-impaired cardholders of all of our correspondent financial institutions.

In addition to the initiatives described above, we plan to expand the electronic money services we offer by enabling users of other third-party electronic money systems to use our ATMs to add value to their electronic money accounts. We intend to continue to enhance the convenience, efficiency and security of our ATM network through the effective use of new technologies.

Explore New Ways to Diversify our Revenue Structure through Additional Service Offerings

We are exploring new ways to satisfy the needs of our retail customers and diversify our revenue structure by supplementing our steady ATM usage fee income with fees from additional services, including sales of financial products on behalf of other financial institutions. For example, in March 2006 we began offering fee-based agency and administrative intermediation services for our correspondent financial institutions and other retail service companies through our *Minna no Ginkou Madoguchi* ("Everyone's Bank Teller Window") manned outlets in Ito-Yokado superstores and in June 2007 we began offering similar fee-based services over the internet with the launch of our new portal website, *Minna no Money Site* ("Everyone's Money Site"). In November 2006 we also began providing online settlement services for certain internet shopping purchases and fund transfers to securities brokerage accounts. In March 2006, we began trials of fee-based advertising services through the overhead second display of our second generation ATMs in connection with regional elections. We have provided advertising services for certain regional and parliamentary elections since then and we are currently considering expanding such services. We are also currently considering the introduction of small-scale personal loans for Seven Bank accountholders. We intend to continue to explore opportunities to utilize the competitive advantages of our extensive ATM network, our strong relationships with correspondent financial institutions and our affiliation with the Seven & i Holdings group to supplement our core ATM services business.

Service Offerings

ATM Services

Our main business activity is the provision of ATM services in Japan. The following table provides key metrics of our ATM network operations as of the dates indicated:

	As of or for the fiscal year ended March 31,					As of or for the six months ended September 30,	
	2003	2004	2005	2006	2007	2006	2007
ATMs	5,250	7,804	9,981	11,484	12,088	11,726	12,548
Correspondent financial institutions	48	309	469	513	548	535	554
Aggregate ATM transactions, in millions(1)	72	158	257	342	418	204	244
Average transactions per day per ATM(1)	47	68	77	88	98	97	109
Individual deposit accounts, in thousands	108	163	225	331	466	414	519

Note:

(1) Includes deposits, withdrawals and remittances but excludes balance inquiries.

One of the key differentiating characteristics of our ATM services is the convenience of the around-the-clock availability of our ATMs installed in the convenience stores of Seven-Eleven Japan, the operator of Japan's largest network of convenience stores. The ATMs of most major Japanese banks and other retail financial institutions only operate during a limited period on business days, typically only from the early morning until the evening hours, with even more limited operating hours on weekends and holidays. By comparison, our ATMs installed in Seven-Eleven Japan convenience stores, which accounted for 96.8% of all of our ATMs as of December 31, 2007, are available 24 hours a day 365 days a year, except for ATMs installed in a limited number of convenience stores that do not operate 24 hours a day. During the months of March 2007 and September 2007, 40.6% and 39.7%, respectively, of the transactions executed through our ATMs were executed between the hours of 6 p.m. and 9 a.m.

We have expended significant energy and resources to maximize the competitive advantage of the around-the-clock availability of our ATM services by minimizing the occurrence of ATM breakdowns and other events that result in down-time. For example, our ATMs are equipped with monitoring lines to immediately notify our ATM support centers of any technical or operational problems, including anticipated shortages of paper currency, so that local maintenance staff may be dispatched to repair or re-stock the affected ATM as soon as possible. As a result of our efforts to maximize the reliability of our ATM network, our transaction completion ratio, which is the ratio of the number of customer transactions successfully completed through our ATMs to the aggregate number of customer transactions attempted through our ATMs, in each case excluding balance inquiries, was 99.9% for the fiscal year ended March 31, 2007 and 99.9% for the nine months ended December 31, 2007. In calculating our transaction completion ratio, transactions that are counted as not successfully completed include those that fail due to problems with our ATMs and our ATM network infrastructure, such as jammed currency and over-heated ATMs, as well as those attributable to problems with ATM users' cards, such as cards forgotten in our ATMs. In addition, as a result of our efforts to minimize ATM down-time, over the eighteen-month period ended September 30, 2007, we have kept the average down-time following a failed ATM transaction attempt to under 40 minutes.

We recently expanded the functionality of our ATMs beyond conventional cash deposit and cash disbursal functions with the introduction of support for electronic money-related services in September 2007. Following upgrades to our ATM hardware, we introduced a service permitting users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group to add value to their *nanaco* accounts using our ATMs. In the future we plan to provide similar services to users of additional third-party electronic money systems.

Relationships with Correspondent Financial Institutions

The steady increase in the number of our correspondent financial institutions has been one of the keys to our growth and the continuing success of our ATM services business. As of December 31, 2007, we had 554 correspondent financial institutions, including 87 banks, 263 "shinkin" banks (*shinyou kinko*), 123 credit unions (*shinyou kumiai*), 13 labor banks (*roudou kinko*), 8 securities companies, 8 life insurance companies, and 49 other financial institutions, including consumer finance institutions and others. Our correspondent financial institutions also include Norinchukin Bank, a private sector banking institution for cooperative organizations in Japan's agriculture, forestry and fishery industries and Japan Post Bank Co., Ltd., the wholly-owned bank subsidiary of Japan Post Holdings Co., Ltd., a government-owned holding company. Japan Post Bank is engaged in savings and other retail banking services and is the largest single deposit-taking institution in Japan, with approximately ¥185.6 trillion in deposits as of December 31, 2007.

The following are some of the reasons we believe we have been able to attract and retain such a deep and broad array of correspondent financial institutions:

- the cost savings our correspondent financial institutions enjoy in not having to build and operate their own all-hours network of ATMs;
- the geographic reach of our nationwide network of ATMs, the largest of any private sector Japanese bank, and the high traffic levels of our ATM locations;
- the convenience that accountholders enjoy as a result of the around-the-clock availability of our ATM network;
- the sophistication and high level of security of our ATM network infrastructure; and
- the functionality supported by our ATMs, which is not limited to deposits and withdrawals but also extends to direct payments to securities companies, life insurance companies, consumer finance institutions and others.

Key Contractual Arrangements with Correspondent Financial Institutions

Under the ATM service agreements we have entered into with our correspondent financial institutions, those institutions compensate us for our services by paying us per-transaction ATM usage fees for every transaction executed by their customers through our ATMs, excluding balance inquiries. Our service agreements also generally require our correspondent financial institutions to pay us a fixed annual fee.

Each ATM service agreement includes a fixed schedule of the ATM usage fees to be paid to us by the correspondent financial institution, but does not govern the ATM transaction fees, if any, the institution charges to and collects from its customers for executing transactions through our ATMs. Thus, each correspondent financial institution is entitled to determine the level of ATM transaction fees it will collect from its customers for using our ATMs. This arrangement provides each institution with a potential source of fee revenue and allows each institution the freedom to structure its ATM transaction fees in line with its own business strategies. This differs from some other correspondent ATM networks in Japan, in which the correspondent financial institution typically pays ATM usage fees to the institution operating the relevant ATM network but is not entitled to determine or collect the ATM transaction fees charged to its accountholders, which fees are instead determined and collected solely by the institution operating the relevant ATM network.

In addition, in the case of our ATM service agreements with banks, the fixed schedule of ATM usage fees provides that if they charge lower per-transaction fees to their customers for executing transactions through our ATMs, the per-transaction ATM usage fees that they pay to us are reduced.

ATM usage fees received in connection with ATM transactions executed by customers other than Seven Bank accountholders represented over 97.9% of our total ATM-related fee income for the six months ended September 30, 2007.

Pursuant to service agreements entered into with certain of our correspondent financial institutions, typically the largest of the regional banks within a given region, those institutions supply us with paper currency

for our ATMs in that region, in such amounts and bill denominations as we require, and perform other related services. Because the accountholders of such institutions typically account for a significant percentage of our total ATM transactions in the relevant regions, these institutions have a strong incentive to provide us with timely and reliable services in order to ensure the continued smooth operation of our ATM network. As compensation for these services, we pay fees to these institutions that we record on our income statement as ATM-related fee expenses. ATM-related fee expenses represented 0.3% of our ordinary expenses for the fiscal year ended March 31, 2007 and 0.4% of our total expenses for the six months ended September 30, 2007.

Relationships with Seven-Eleven Japan and Ito-Yokado

The extensive geographic reach of our ATM network is one of the important competitive advantages of our ATM services business. As key members of the Seven & i Holdings group, the largest retail group in Japan as measured by net sales for the most recently ended fiscal year, Seven-Eleven Japan and Ito-Yokado operate over 12,000 retail locations in Japan. In addition, Seven-Eleven Japan operates the largest network of convenience stores in Japan, with 11,883 stores as of December 31, 2007, and had one of the highest numbers of average customers per store per day, and the highest average sales per customer per visit, among Japanese convenience store chains for the most recently ended fiscal year. As of December 31, 2007, we had 12,152 ATMs installed in 99.9% of Seven-Eleven Japan's 11,883 convenience stores nationwide and 269 ATMs installed in 96.0%, of Ito-Yokado's 176 superstores nationwide. Although we have effectively installed our ATMs in substantially all of the Seven-Eleven Japan convenience stores and Ito-Yokado superstores where installation is practicable, we plan to continue installing our ATMs at new Seven-Eleven Japan convenience stores as Seven-Eleven Japan continues to expand its store network.

Installation of our ATMs in Seven-Eleven Japan convenience stores and Ito-Yokado superstores leads to significant reciprocal benefits for us and for the host stores. A bank or other financial institution wishing to install its own ATMs outside its branches must bear the costs of purchasing or leasing the premises to house its ATMs as well as additional surveillance and security equipment to protect its customers and ATMs. Although we incur expenses to install and maintain our ATMs in Seven-Eleven Japan convenience stores and Ito-Yokado superstores and for our own security equipment to ensure the safety of our customers and ATMs, because we install our ATMs in pre-existing retail locations, we enjoy the indirect benefits of the existing security equipment and personnel of our host stores. Because our ATMs are installed in a manned retail environment, unlike many locations utilized by banks and other financial institutions, we do not bear the costs of posting security employees at our ATM locations.

Seven-Eleven Japan and Ito-Yokado locations benefit from the installation of our ATMs in their convenience stores and superstores through increased customer traffic and retention resulting from improved convenience. Seven-Eleven Japan convenience stores also benefit from hosting our ATMs because we provide a service allowing host stores to deposit their daily receipts in our ATMs for overnight safe-keeping. This service not only benefits host stores by easing a significant administrative and security concern, it also benefits us by providing a supply of paper currency for our ATMs.

Key Contractual Arrangements with Seven-Eleven Japan and Ito-Yokado

We have entered into service contracts with each of Seven-Eleven Japan and Ito-Yokado, as well as other Seven & i Holdings group companies, pursuant to which our ATMs are installed in their retail stores and they provide us with related services such as basic cleaning and upkeep, the placement of advertising materials and other services. Under the terms of these agreements, we pay a fixed monthly fee per installed ATM plus a per-transaction fee for each transaction completed through an installed ATM.

We have also entered into an agreement with Seven-Eleven Japan pursuant to which certain of its convenience stores are permitted to deposit their daily receipts in our ATMs for overnight safe-keeping. We provide this service, which accounts for most of the balance of our ordinary corporate deposits, in return for a basic monthly fee plus per-transaction fees based on the number of convenience stores using the service. Cash deposited in our ATMs pursuant this service bears interest, generally at a rate slightly lower than that for individual deposit accounts. We also provide this service for Seven & i Food Systems Co., Ltd. (formerly Denny's Japan Co., Ltd.) restaurants and a small number of companies outside the Seven & i Holdings group. We plan to expand this service by attracting new corporate depositors in the future.

Growth in the Network of Seven-Eleven Japan Convenience Stores and Ito-Yokado Superstores

Seven-Eleven Japan has continued to strengthen its network of convenience stores in regions in which it already has a high store density, increasing its total number of stores by 484 in its fiscal year ended February 28, 2006 and further increasing that number by 425 in its fiscal year ended February 28, 2007 and 113 in the

six-month period ended August 31, 2007, bringing its total number of stores to 11,848 as of August 31, 2007. Seven-Eleven Japan increased its total number of convenience stores to 11,883 as of December 31, 2007. Seven-Eleven Japan's network of stores covered only 34 of Japan's 47 prefectures as of December 31, 2007, however, leaving room for potential additional expansion into new regions. Seven-Eleven Japan has stated in its public disclosure materials that there remains potential for further development of its network of stores.

Ito-Yokado is the core operating company in the domestic superstore operations of Seven & i Holdings, and is engaged in sales of apparel, household goods and groceries. As of December 31, 2007, Ito-Yokado had a total of 179 stores, including three Ito-Yokado stores affiliated with Marudai supermarkets, a slight increase from 174 stores as of February 28, 2007. In recent periods, Ito-Yokado has decreased the amount of directly managed sales floor space and focused on increasing its profitability, including by increasing the number of stores configured as shopping centers, with Ito-Yokado as anchor tenant.

Expanding our ATM Network

We have installed our ATMs in each of Japan's 47 prefectures, with our greatest concentration of ATMs, approximately 70% of our total, located in the Kanto, Chubu and Kansai regions, which are regions that include the Tokyo metropolitan area and six of Japan's seven largest cities. We plan to continue to increase the reach and density of our ATM network by installing our ATMs in locations owned and operated by third parties outside the Seven & i Holdings group, as well as in additional locations operated by Seven & i Holdings group companies. In addition, we plan to increase the number of locations, both inside and outside the Seven & i Holdings group, that host more than one ATM, with a focus on existing locations with high transaction volumes. We believe the infrastructure we have already established in building our nationwide network of ATMs, including our existing arrangements with providers of maintenance and security and other services, will provide cost-savings benefits as we continue to expand our ATM network, both inside and outside the Seven & i Holdings group.

Expanding our ATM Network Outside the Seven & i Holdings Group

We have recently begun to install our ATMs in locations owned and operated by third parties outside the Seven & i Holdings group. We believe many financial institutions are seeking to provide convenient ATM services to their customers without investing in or maintaining their own ATMs by encouraging their customers to use third-party ATM networks like ours. We intend to continue to use the knowledge and expertise we have gained through the efficient operation of our existing ATM network to respond to the cost-saving needs of financial institutions by installing our ATMs in their existing retail locations while also expanding our ATM network to other attractive high-traffic locations outside the Seven & i Holdings group through mutually beneficial arrangements with other third parties. As the first step in our expansion outside the Seven & i Holdings group, we began installing our ATMs at Nomura Securities' retail branches in June 2007 and we have since installed our ATMs at Narita International Airport and the international terminal of Haneda Airport, both serving the Tokyo metropolitan area, and New Chitose Airport and Rusutsu Resort in Hokkaido. By December 31, 2007 we had finished installing our ATMs in Nomura Securities' retail branches, with 336 of our ATMs installed in 147 retail branches nationwide. We have also recently announced plans to install our ATMs in certain unmanned ATM locations operated by Shinsei Bank, Limited.

We have received ATM installation requests from a number of other third parties to date and we continue to actively explore additional ATM installation opportunities with financial institutions and others. In evaluating potential new locations, we consider a variety of factors, including projected ATM transaction volume and profitability, potential impact on network efficiency, including projected maintenance and other operating costs, the maintenance and improvement of our brand image, security logistics, traffic levels, consumer accessibility during different time periods and others. Potential installation sites include other regional airports, railroad stations, hotels, resorts, hospitals and others.

Expanding our ATM Network Inside the Seven & i Holdings Group

In addition to our expansion outside the Seven & i Holdings group, we also plan to continue installing our ATMs at new Seven-Eleven Japan convenience store locations as Seven-Eleven Japan continues to expand its store network. We are also considering installing our ATMs at additional locations operated by Seven & i Holdings group companies where our ATMs have not yet been installed, including department stores, supermarkets and restaurants. As of December 31, 2007, there were over 900 such locations within the Seven & i Holdings group, including approximately:

- 7 Ito-Yokado superstores;
- 12 Sogo department stores operated by Sogo Co., Ltd.;

- 15 Seibu department stores operated by The Seibu Department Stores, Ltd.;
- 135 York-Benimaru supermarkets operated by York-Benimaru Co., Ltd.;
- 38 York Mart supermarkets operated by York Mart Co., Ltd.;
- 18 The Garden Jiyugaoka supermarkets operated by SHELL GARDEN Co., Ltd.; and
- 693 Denny's Japan and Famil restaurants operated by Seven & i Food Systems.

We believe that increasing the geographical density of our ATM network by installing our ATMs at additional existing locations within the Seven & i Holdings group will increase the overall operating efficiency of our ATM network.

Overview of our ATMs

We strive to make our ATMs responsive to customer demands for the highest possible security levels while also improving their efficiency and expandability. Toward this goal, in July 2005 we began replacing the earlier-model ATMs in our network with second generation ATMs. We intend to complete the transition by September 30, 2008. By December 31, 2007, we had installed 9,641 second generation ATMs, representing approximately 75% of the ATMs in our network.

Some of the key characteristics of our ATMs are described below.

Security

In order to improve customer privacy and security, our ATMs feature a recessed keypad and a narrow-angle display to prevent bystanders from viewing the details of customer transactions. Our second generation ATMs also feature adjustable translucent side-screens to further improve privacy and security. Each of our ATMs is also equipped with a rear-view mirror and a "panic button" with a direct link to the nearest third-party ATM security center, as well as a closed-circuit telephone line with a direct link to our ATM support centers. At each ATM location we install dedicated security cameras separate from any cameras installed by the owners of our host locations, and each ATM's built-in camera captures an image of the ATM user for each ATM transaction. In addition, for transactions involving cash cards and credit cards issued overseas, our second generation ATMs encrypt customer transaction communications using the Triple Data Encryption Standard, the international standard for telecommunications encryption in the financial services industry. In April 2006 we completed the process of making all of our ATMs compatible with integrated circuit (IC) card technology, enabling customers with security-enhancing IC-embedded cash cards, including Seven Bank accountholders, full functionality at all of our ATMs.

Our ATMs are also equipped with sensors designed to detect attempted theft or other inappropriate use and to immediately send notification through dedicated security lines to our ATM support centers and the nearest third-party ATM security center. In order to deter potential theft and prevent the use of any stolen cash, our ATMs also include special ink cartridges designed to dye the cash contained in the ATM in the event that the cash is forcibly removed. Our ATMs also include special sensors designed to detect counterfeit bills and to notify our ATM support centers and the nearest third-party ATM security center when such bills are detected.

Efficiency and Expandability

Our second generation ATMs incorporate a number of improvements that we believe are leading to greater efficiency and expandability of our network. For example, hardware improvements enable our second generation ATMs to count currency four times faster than our earlier-model ATMs. This increases the number of transactions that one ATM can process from an average of sixty per hour to an average of approximately one hundred per hour. Additional design improvements enable our second generation ATMs to store close to twice the amount of paper currency as our earlier-model ATMs. This improvement is reducing the frequency with which our ATMs need to be replenished with cash, which has led to a reduction in periodic maintenance costs and reduced the amount of time our ATMs are off-line and unavailable to customers.

Each second generation ATM also features an overhead second display designed to replace the overhead poster-board space that our earlier-model ATMs featured. Because the information presented on these displays does not need to be updated manually or on an ATM-by-ATM basis, like the poster-boards on our earlier models, this design has contributed to reduced costs while enabling us to add new features and functions to our ATMs. For example, the second display allows us to provide customers with colorful animated listings of correspondent financial institution logos, instructions on ATM usage and other information, as well as presenting fee-based advertising opportunities. In March 2006, we began trials of fee-based advertising services through the overhead

second display of our second generation ATMs in connection with regional elections. We have provided advertising services for certain regional and parliamentary elections since then and we are currently considering expanding such services.

Our ATMs have a great degree of expandability, enabling the addition of new hardware and software features designed to improve customer security and convenience. For example, in addition to making all of our ATMs compatible with IC card technology, we have also enhanced security by enabling customers to change personal identification numbers and daily withdrawal limits directly through our ATMs. We have improved convenience by upgrading our ATMs with foreign language capability, including English, Korean, Chinese and Portuguese, and by enabling users of the *nanaco* prepaid rechargeable electronic money system offered by the Seven & i Holdings group to add value to their *nanaco* accounts using our ATMs. We are also expanding the current availability of audio guidance services through our ATMs to make them accessible by vision-impaired cardholders, a service that we launched in November 2007.

Overview of our ATM Network Infrastructure

Through our expertise and capability in interfacing with the systems of our correspondent financial institutions, our ATM network infrastructure provides seamless and user-friendly services to the customers of our correspondent financial institutions.

We have designed our ATM network to link directly to our correspondent financial institutions, independently from pre-existing correspondent ATM networks. These direct links allow us to avoid the connection costs and technological and operational limitations associated with pre-existing correspondent ATM networks while also providing us with pricing flexibility we would not enjoy if our links with correspondent financial institutions depended on such networks. Our direct links also generally allow the customers of our correspondent financial institutions to access the familiar interface and full functionality of their home institutions via our ATMs, an advantage over pre-existing correspondent ATM networks that may offer only limited functionality at the ATMs of other member institutions.

Our data systems are designed to incorporate significantly more capacity than is generally required under typical day-to-day operating conditions. As of the date of this offering circular, our data systems are capable of processing up to approximately 6 million ATM transactions per day, compared to a historical peak of approximately 3.5 million transactions per day recorded during the six-month period ended September 30, 2007. In addition, our ATM network incorporates redundancy at an operational level and at a customer service level. At the operational level, our network features two separate and independent computing centers and two separate and independent ATM support centers. At the customer service level, our network features two separate and independent call centers to respond to customer inquiries. These measures have contributed to the stability of our ATM network.

Our two computing centers in Yokohama and Osaka serve as the core of our ATM network infrastructure. Each of our ATMs is connected to our correspondent financial institutions, and to other key components of our network infrastructure, through high-speed lines that pass first through these two computing centers. As each of our computing centers operates as a backup of the other, the function of each within our ATM network is identical.

Our computing centers house three important elements of our ATM network infrastructure:

- our exchange system, which facilitates the interface between our ATMs and customer accounts at correspondent financial institutions;
- our electronic accounts system, which is connected to three nationwide electronic financial networks that link practically all of Japan's retail financial institutions with each other and with the Bank of Japan; and
- our net banking system, which facilitates our provision of internet banking, mobile internet banking and telephone banking services for Seven Bank accountholders.

The quality of service that we provide to our accountholders and to the accountholders of our correspondent financial institutions depends in large part on the reliability of our ATM network. We therefore carefully monitor, benchmark, and expend significant energy and resources to improve, the reliability of our ATM services by minimizing the occurrence of ATM breakdowns and other events that result in down-time. For example, our ATMs are equipped with monitoring lines to immediately notify our ATM support centers of any technical or operational problems, including anticipated shortages of paper currency, so that local maintenance staff may be dispatched to repair or re-stock the affected ATM as soon as possible. All of the ATMs in our network are installed in locations that can generally be reached within 30 minutes by the staff located at the

maintenance centers operated by our third-party service providers. As a result of our efforts to maximize the reliability of our ATM network, our transaction completion ratio, which is the ratio of the number of customer transactions successfully completed through our ATMs to the aggregate number of customer transactions attempted through our ATMs, in each case excluding balance inquiries, was 99.9% for the fiscal year ended March 31, 2007 and for the nine months ended December 31, 2007.

Each ATM in our network is also connected to our two ATM support centers. The connections between our ATMs and our ATM support centers serve three important purposes:

- to automatically notify our ATM support centers, through dedicated monitoring lines, of any breakdowns or other technical problems affecting ATM operation. Based on the data received through these monitoring lines, including data regarding the sufficiency of currency supplies in our ATMs, our ATM support center staff takes appropriate steps to remediate any problems, including contacting the staff of nearby maintenance centers;
- to automatically notify our ATM support centers, through dedicated security lines, of any suspicious activity. Each ATM is equipped with sensors designed to detect attempted theft or other inappropriate use and to immediately send notification to our ATM support centers and the nearest third-party ATM security center. Upon receipt of such notification, the ATM security center staff will immediately contact the local police and will also dispatch security personnel from the nearest third-party security operations center to the location of the affected ATM to investigate the events triggering the alarm; and
- to provide customers with direct access to our ATM support center staff 24 hours a day, through closed-circuit telephone lines connected to each ATM, to address any difficulties customers may have in operating our ATMs.

Our ATM network infrastructure also includes an operations center and two call centers to respond to general inquiries. Our operations center is directly connected to the electronic accounts system in our computing centers and performs a variety of back-office functions. Our call centers, which provide general helpline services for customers and non-customers alike, are directly connected to the electronic accounts system and the net banking system in our computing centers. Our call centers are also equipped and staffed to respond to inquiries from English-speaking callers.

Other Financial Services

Our other financial services primarily consist of deposit-taking and related services and the provision of agency and administrative intermediation services on behalf of our correspondent financial institutions and other retail service companies through our six manned outlets and through our internet website.

Deposit-Taking and Related Services

Most Seven Bank accountholders hold ordinary deposit accounts, though there has been a steady increase in the number and amount of time deposits since we first began offering time deposit products in March 2006. Customers who open deposit accounts with us enjoy special services that we do not offer to the accountholders of our correspondent financial institutions, such as the ability to schedule automatic debit transactions for payments to third parties and the ability to execute certain banking transactions, including electronic fund transfers, through our internet banking, mobile internet banking and telephone banking services. Seven Bank accountholders can also arrange to receive automated email notifications confirming the execution of certain banking transactions. In addition, in November 2006 we introduced online settlement services for Seven Bank accountholders for certain internet shopping purchases and fund transfers to securities brokerage accounts. Seven Bank accountholders, and accountholders at a limited number of our correspondent financial institutions, may also make electronic fund transfers using our ATMs. We are also currently considering providing small-scale personal loans for Seven Bank accountholders.

As of September 30, 2007, we had approximately 519,000 deposit accounts for individual Seven Bank accountholders, with total deposits, including ordinary deposits and time deposits, of ¥81,627 million, and approximately 20,000 deposit accounts for corporate Seven Bank accountholders, with total deposits, excluding negotiable certificates of deposit, of ¥130,118 million, in each case excluding negotiable certificates of deposit. The substantial majority of our corporate deposit accounts are held by entities utilizing our service that allows them to deposit their daily receipts in our ATMs for overnight safe-keeping, and the substantial majority of those accounts are held in the name of Seven-Eleven Japan convenience stores, although we also provide this service for Seven & i Food Systems Co., Ltd. (formerly Denny's Japan Co., Ltd.) restaurants and a small number of companies outside the Seven & i Holdings group. We plan to expand this service by attracting new corporate depositors in the future.

Our negotiable certificates of deposit are held by our corporate Seven Bank accountholders, the majority of which are Seven & i Holdings group companies. Our balance of negotiable certificates of deposit was ¥93,880 million as of September 30, 2007.

Agency and Administrative Intermediation Services

In March 2006 we began offering fee-based agency and administrative intermediation services for our correspondent financial institutions and other retail service companies through our *Minna no Ginkou Madoguchi* ("Everyone's Bank Teller Window") manned outlets in Ito-Yokado superstores and in June 2007 we began offering similar fee-based services over the internet with the launch of our new portal website, *Minna no Money Site* ("Everyone's Money Site"). As of September 30, 2007, we had entered into agreements relating to services provided through our *Minna no Ginkou Madoguchi* manned outlets and our *Minna no Money Site* website with a total of 38 client companies, including 21 banks, 10 securities companies and 7 other companies, including travel agencies and others.

Our six manned outlets, located in Ito-Yokado superstores in Tokyo and in Chiba and Saitama prefectures, offer the convenience of one-stop shopping for a range of products and services offered by our client companies. Our manned outlets are equipped with personal computers and stocked with advertising and administrative documentation relating to the products and services of our client companies. The staff at our manned outlets offer information and comparative shopping services for the products and services of our client companies, as well as our own products and services, and assist customers in completing and submitting required paperwork, such as loan application forms, applications to open deposit and securities accounts and others. Our manned outlets also feature consultation booths equipped with video-conferencing equipment to allow customers to discuss specific products and services with off-site representatives of our client companies, such as home mortgage loans with representatives of Sumitomo Mitsui Banking Corporation, Saitama Resona Bank, Ltd. and The Chiba Bank, Ltd., and securities brokerage services with representatives of Nomura Securities Co., Ltd. and Nikko Cordial Securities Inc. Our manned outlets also periodically sponsor free seminars relating to personal finance and related matters.

Our *Minna no Money Site* website, launched in June 2007, is a portal website through which we introduce retail consumers to the products and services of our client companies. Visitors to our website can find basic information about a variety of products and services and can link directly from our website to the websites of our client companies in order to gather more information about, and purchase, the products and services best suited to their individual needs. Our website also features information regarding the opening of securities accounts, financial products and services such as stocks and investment trust products, deposit products, defined contribution and other pension products, credit card services, electronic money services, housing and other individual loan products and life and non-life insurance products, as well as information regarding Seven Bank accounts and seminars and other events sponsored by our *Minna no Ginkou Madoguchi* manned outlets.

The agreements we have entered into with our client companies for the services provided through our *Minna no Ginkou Madoguchi* manned outlets and our *Minna no Money Site* website include varying fee arrangements, depending on the counterparty, including flat monthly fee arrangements as well as per-transaction fees related to the sales volume of the related products and services.

We view our *Minna no Ginkou Madoguchi* manned outlets and our *Minna no Money Site* website as gateways through which retail customers may access the services of our client companies, most of which are also correspondent financial institutions in our core ATM services business. We are evaluating these channels as a way to diversify our revenue structure and enhance our attractiveness to existing and potential correspondent financial institutions.

Competition

We do not seek to become a full-service bank that competes with our correspondent financial institutions in providing retail banking services, and we generally do not view our correspondent financial institutions as a major source of competition for our primary business, the provision of ATM services.

We view other operators of large-scale ATM networks as our most direct competitors, including E-net Co., Ltd., the operator of a nationwide network of more than 7,900 ATMs located primarily in convenience stores and supermarkets, Lawson ATM Networks, Inc., the operator of a nationwide network of more than 5,600 ATMs located in Lawson's convenience stores, and Japan Post Bank Co., Ltd., the operator of Japan's largest ATM network, with more than 26,100 ATMs nationwide. Japan Post Bank is engaged in savings and other retail banking services and is the wholly-owned bank subsidiary of Japan Post Holdings Co., Ltd., a government-owned holding company. Japan Post Bank is scheduled to be fully privatized by the end of September 2017 and,

whether due to changes in its business strategy or in the regulation of its business activities, could in the future compete more aggressively in the market for retail financial services, including ATM services. According to statistics published in August 2007 by Japan Post Corporation, the predecessor of Japan Post Holdings, the average number of customer transactions per month executed through ATMs installed in branch locations of Japan Post Bank by holders of bank cards issued by institutions other than Japan Post Bank during the fiscal year ended March 31, 2007 was approximately 4,563,000. This compares to an average number of customer transactions per month executed through our ATMs during the fiscal year ended March 31, 2007, including transactions by holders of Seven Bank bank cards as well as cards issued by other financial institutions, of approximately 34,908,500.

Companies operating ATMs installed in convenience stores and other retail locations, such as E-net and Lawson ATM Networks, have been expanding their nationwide ATM networks in recent years. E-net increased its total number of ATMs from 5,299 as of March 31, 2005 to 7,936 as of December 31, 2007, building a network that covered 34 of Japan's 47 prefectures as of that date. Lawson ATM Networks increased its total number of ATMs from 3,450 as of February 28, 2005 to 5,636 as of January 4, 2008, with a network covering 36 of Japan's 47 prefectures as of that date. The number of ATMs operated by Japan Post Bank and the predecessor operator of its ATM network, Japan Post, has remained relatively stable in recent years, decreasing slightly from 26,519 as of March 31, 2005 to 26,103 as of March 31, 2007. Although Japan Post Bank's ATM network is the largest in Japan, covering all of Japan's 47 prefectures, its ATMs operate only during limited hours on business days, with even more limited operating hours on weekends and holidays.

In addition, owners of potentially attractive locations for the placement of ATMs, such as railroad companies, have in the past and may in the future seek to establish ATM networks in those locations, often in collaboration with specific financial institutions. We expect that competition from other operators of ATM networks will increase in the future as our existing competitors continue to expand the density and geographic reach of their networks and as new market entrants appear.

Competitive pressures from operators of competing ATM networks could lead to changes in customary usage fees, changes in arrangements with the owners of ATM installation locations, or pressure to invest in improvements to the functionality of our ATMs or to increase our marketing expenditures. As we have expanded our service offerings, for example by acting as a sales intermediary for products of other financial institutions, we also compete with other providers of online and physical distribution channels for financial products. The level of competition in Japan's financial services market generally has been increasing, in part as a result of recent deregulation, and the environment is expected to remain highly competitive.

Risk Management

We have designed our risk management system in order to promote financial soundness and operational efficiency through the proper monitoring and management of the specific types of risk that we face in conducting our business. Our board of directors has established a "Fundamental Risk Management Policy" that governs such matters as:

- our overall bank-wide risk management policy;
- our risk management policy regarding each specific type of risk that we face; and
- our internal structures and systems for the management of risk.

Based upon the Fundamental Risk Management Policy established by our board of directors, our Executive Committee has established detailed rules and regulations governing our day-to-day risk management measures.

Our internal risk management structure includes:

- a Risk Management Office, which is responsible for supervising overall bank-wide risk management activities;
- specific Risk Management Divisions corresponding to each of the five types of risk described below; and
- an Internal Audit Division to perform internal audits.

In addition, we have also established a Risk Management Committee and an Asset-Liability Management (ALM) Committee to act as advisory bodies to our Executive Committee with respect to risk management issues.

Our risk management policies relating to credit risk are governed by our Fundamental Risk Management Policy established by our board of directors and by the Credit Risk Rules established thereunder by our Executive Committee. Currently, our risk management activities relating to credit risk are limited to our:

- ATM remittances business;
- ALM management of the interbank deposits placed with top-rated correspondent financial institutions;
- lending of funds in the call-money market; and
- ATM-related temporary payment amounts due to us from correspondent financial institutions.

In addition, we perform self-assessments of asset quality and establish an allowance for credit losses in accordance with our self-assessment guidelines, our reserve guidelines and related internal rules and procedures.

Market Risk

Our risk management policies relating to market risk are governed by our Fundamental Risk Management Policy established by our board of directors and by the Market Risk Rules established thereunder by our Executive Committee. Our Market Risk Rules establish limits on the maximum level of funds at risk, market position limits and loss allowance limits. Our Risk Management Office monitors and measures our market risk on a daily basis in light of these limits and reports the results to our management. Our risk management operations are also based in part on the monthly reports of our ALM Committee regarding our market risk position, expected trends in the interest rate environment and other matters.

Liquidity Risk

Our risk management policies relating to liquidity risk are governed by our Fundamental Risk Management Policy established by our board of directors and by the Liquidity Risk Rules established thereunder by our Executive Committee. Our Liquidity Risk Rules establish limits regarding the cash gaps that arise from differences between the duration of invested funds and our current cash needs. Our Risk Management Office monitors and measures our liquidity risk on a daily basis in light of these limits and reports the results to our management. In addition, we have adopted contingency plans regarding measures to be invoked in times of liquidity emergencies in order to facilitate timely and flexible bank-wide responses to different types of liquidity risk threats. As additional measures designed to ensure sufficient liquidity even in times of emergency, we have secured a number of commitment lines and we limit our investments to highly liquid instruments, primarily government bonds and deposits.

Operational Risk

We are a bank whose business consists primarily of the execution of transactions, mainly through our network of ATMs, that do not involve person-to-person interaction. Our Operational Risk Rules, which were established by our Executive Committee in accordance with the Fundamental Risk Management Policy established by our board of directors, reflect this special nature of our business and have been designed to ensure accuracy in our administrative operations. Although our Executive Committee is currently formulating new guidelines for the overall management of operational risk, our Executive Committee has already established guidelines for the management of specific types of operational risk, including guidelines governing operational risk associated with the ATM service agreements we enter into with correspondent financial institutions and operational risk associated with the operations of our technology systems.

In addition, we work to prevent administrative errors and employee misconduct through self-monitoring and internal audits of our internal divisions and offices. To prevent the opening of fraudulent accounts and money laundering-related abuses of our accounts, and to ensure compliance with the Law Concerning the Identity Verification of Customers etc. by Financial Institutions and the Prevention of Improper Use of Bank Accounts, we have also independently adopted, and we strictly enforce, our own internal identity verification procedures applicable to customers when they apply to open new accounts.

Through our two ATM support centers and our two separate call centers, we field customer inquiries and complaints on a year-round basis and systematically communicate all complaints to our Customer Service Division and other appropriate divisions. We have designed this system to provide swift responses to customer inquiries and complaints and to ensure that any important issues that arise are communicated to management as appropriate.

Our basic policies for the management of systems risk are set forth in the Systems Risk Rules established by our Executive Committee. In developing and operating our systems in accordance with our Systems Risk Rules, we seek to improve the efficiency of our systems development, the quality of the services we provide, and the safety and soundness of our systems. In designing our systems to protect against systems risks, we have made maximum use of the most up-to-date information technology available, we have incorporated one or more layers of redundancy in our network and our hardware to help protect against system failures and natural disasters, and we have established backup systems designed to engage in the event of an emergency. Our library of programs and files are copied onto backup systems as appropriate based on their relative importance to our operations, and such backup data is kept in off-site storage facilities as a further precaution against unforeseeable events.

We also take the utmost care in managing and protecting the data recorded on our systems, including measures such as the use of firewalls to block unauthorized access to our systems, monitoring access to our systems 24 hours a day 365 days a year, encrypting all electronic transactions with our customers, and employing anti-virus software throughout our systems. To gain our customers' faith in the safety and soundness of our systems, we have also established a contingency plan to govern our response to a major system failure or natural disaster and we conduct periodic training sessions based on this contingency plan.

Compliance

We consider compliance with applicable laws and societal norms to be a fundamental prerequisite to earning the trust of our customers. We are also aware that, as a banking institution, we have certain important public duties and significant societal responsibilities. With these concerns in mind, we have developed the practices described below to help ensure proper compliance, one of the most important responsibilities of our management.

We appoint a compliance officer to each of our internal divisions, with a duty to supervise compliance efforts and to serve as a point-person whom others in that division may approach to discuss compliance-related complaints and other problems. Our Risk Management Office, led by the officer in charge, works with each of our internal divisions to improve accountability and responsibility, the ability to self-help, and reciprocal monitoring as a means of creating an organizational environment with an inherent self-monitoring function. Our Internal Audit Division conducts independent internal audits of our compliance system on a bank-wide basis. In addition, our Compliance Committee, which acts as an advisory body to our Executive Committee, reviews and evaluates all significant compliance-related issues as they arise.

We establish a specific compliance program for each fiscal year that sets out the compliance activities to be performed during that year. The measures to be undertaken in any given fiscal year are set forth in that year's compliance program. Our board of directors reviews and evaluates the progress and the practical results of our compliance activities under the compliance program for the relevant year and, based on such reviews and evaluations, designs and adopts the compliance program for the following fiscal year.

To enhance compliance, we publish a compliance manual that is distributed internally to all of our employees. We revise and update our compliance manual as appropriate to reflect amendments and changes to applicable laws and regulations. In order to emphasize the importance of compliance and to ensure that our employees are familiar with our compliance manual, we also undertake compliance training sessions within each division in accordance with the then-applicable compliance program.

Intellectual Property

Our intellectual property rights currently include trademarks, copyrights and trade secrets, as well as a small number of patents pending. We do not license any intellectual property from any members of the Seven & i Holdings group or from 7-Eleven, Inc.

We own trademarks for "Seven Bank," both in Japanese and English; the Seven Bank logo mark, both in Japanese and English; the phrase "*Minna no ATM*" ("Everybody's ATM"), in Japanese; and the phrase "Seven Support," both in Japanese and English.

We have no patented technology that would preclude or inhibit new competitors from entering our business. However, we believe that ATM banking systems software expertise, and the efficient development of such software, is a competitive advantage and a barrier to entry. To date, we have not received any notice that our business infringes on the intellectual property rights of third parties.

We outsource the development and operation of a portion of our banking and communications systems to Nomura Research Institute, but retain the rights to the ownership of such technology.

Properties

We lease all of the real property used in our business, including our head offices in downtown Tokyo; our two computing centers in Yokohama and Osaka; our operations center in Yokohama; our two ATM support centers in Tokyo and Osaka; our two call centers in Tokyo and Osaka; and our six manned outlets in Ito-Yokado superstore locations in Tokyo and in Chiba and Saitama prefectures. We do not own any of the real property used in our business.

Although we began purchasing rather than leasing most of our new ATMs from March 2006, we continued to lease 5,466 ATMs out of a total of 12,837 installed ATMs as of December 31, 2007. We also lease the computer equipment that constitutes our electronic accounts system, our exchange system and our net banking system, and we lease a portion of the software used in conducting our business.

Insurance

We maintain a range of insurance policies that we believe is comparable to other companies with similar operations, including financial institution blanket insurance coverage, which covers cash located in our main facilities and cash in transport to and from our ATMs. We do not maintain insurance coverage on our ATMs, including the cash they contain, or general property coverage, as such policies are not cost-effective in light of the nature of our widely dispersed network.

Major exclusions from our insurance policies include intentional or grossly negligent violations of law, war, civil unrest, terrorist attacks, certain natural disasters such as floods, earthquakes, tsunami or volcanic eruptions, mismanagement, and ordinary wear and tear or theft by the insured. We are not insured for business interruptions or liabilities related to any such events.

Employees

The table below sets forth the number of full-time employees as of, and the average number of part-time employees for the fiscal years ended, March 31, 2005, 2006 and 2007 and as of and for the six months ended September 30, 2007. The figures below do not include employees seconded out of Seven Bank.

	As of or for the fiscal year ended March 31,			As of or for the six months ended September 30,
	2005	2006	2007	2007
Full-time employees	181	211	258	274
Average part-time employees	103	228	201	243

Our employees are not members of labor unions. We consider our labor relations to be good.

We have established an employee stock ownership association for our full-time employees through which members may set aside certain amounts from their monthly salary and bonuses to purchase shares of our common stock. Individual contribution amounts are generally limited to 10% of the employee's base monthly salary, but contributions can be increased by up to three times the employee's regular monthly contribution when bonuses are paid. We provide the employee stock ownership association with funding to cover basic administrative costs but do not provide incentive payments to members. Our employee stock ownership association held 5,322 shares of our common stock out of a total of 1,166,650 shares outstanding as of September 30, 2007. All of the shares held by our employee stock ownership association represent shares of treasury stock purchased from us by the association.

Up to 5% of the shares to be sold in the Japanese offering will be available for purchase by our employee stock ownership association at the offer price stated on the front cover page of this offering circular.

Legal Proceedings

We are not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on our results of operations or our financial condition.

MANAGEMENT

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of not more than eleven members and provide for not more than five statutory auditors. All directors and statutory auditors are elected by our shareholders at general meetings of shareholders. The normal term of office for directors is one year, and the normal term of office for statutory auditors is four years, but directors and statutory auditors may serve any number of consecutive terms. Our board of directors may elect, from among its members, a Chairman, a President, one or more Vice Chairmen and one or more Vice Presidents. Our board of directors also elects one or more representative directors from among its members. Each of the representative directors has the authority to represent us in the conduct of our affairs.

Our statutory auditors are not required to be, and are not, certified public accountants. The statutory auditors may not at the same time be directors, corporate executives, officers or employees of us or any of our subsidiaries, and at least one-half of them must be persons who have never been a director, corporate executive, officer or employee of us or any of our subsidiaries at any time prior to their election as a statutory auditor. Each statutory auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports submitted by the representative directors at general meetings of our shareholders, to report their opinions thereon to the shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote.

The statutory auditors form the board of statutory auditors. The board of statutory auditors has a statutory duty to prepare and submit an audit report to the board of directors each year based on the audit reports issued by the individual statutory auditors that year. A statutory auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report issued by the board of statutory auditors. The board of statutory auditors is empowered to establish audit principles, the method of examination by the statutory auditors of our affairs and financial position and any other matters relating to the performance of the statutory auditors' duties. The board of statutory auditors also elects one or more full-time statutory auditors from among its members.

We are required to appoint and have appointed independent auditors, who have the statutory duties of examining the financial statements to be submitted to the shareholders by a representative director and preparing its audit report thereon. The independent auditors also audit the financial statements included in our securities reports, which we must file with the director of the relevant Local Finance Bureau in Japan and which are publicly available. Currently, our independent auditors are KPMG AZSA & Co.

Directors and Statutory Auditors

The names and titles of our directors and statutory auditors as of the date of this offering circular are as follows:

Name	Title	Date first elected
Takashi Anzai	President and Representative Director	April 2001
Masatoshi Wakasugi	Director	April 2001
Toshiaki Ikeda	Director	April 2001
Kensuke Futagoishi	Director	June 2004
Takahide Sakurai(1)	Director (part-time)	April 2001
Nobutake Sato(1)	Director (part-time)	April 2001
Tadahiko Ujiie(1)	Director (part-time)	April 2001
Hideo Tanaka(2)	Statutory Auditor	April 2001
Masaharu Hino(2)	Statutory Auditor (part-time)	June 2005
Sachiko Kishimoto(2)	Statutory Auditor (part-time)	June 2005
Masayuki Sato(2)	Statutory Auditor (part-time)	June 2005

Notes:

(1) Messrs. Takahide Sakurai, Nobutake Sato and Tadahiko Ujiie are outside directors as defined under the Company Law of Japan.

(2) All of our statutory auditors are outside statutory auditors as defined under the Company Law.

Takashi Anzai became President and Representative Director in April 2001. Prior to joining Seven Bank, he served as an advisor to Ito-Yokado Co., Ltd. from August 2000. Mr. Anzai started his career at the Bank of Japan in April 1963, where he became an Executive Director in December 1994. He also served as the President

of The Long-Term Credit Bank of Japan, Ltd., now Shinsei Bank, Limited, from November 1998 to July 2000. Mr. Anzai also currently serves as a Director of Seven & i Holdings Co., Ltd., a position he was appointed to in September 2005.

Masatoshi Wakasugi became Director in April 2001 and Senior Managing Executive Officer in June 2006. Mr. Wakasugi previously served as an advisor to Ito-Yokado from September 2000 to March 2001. He was affiliated with The Long-Term Credit Bank of Japan from April 1969 through September 1997. Mr. Wakasugi served as Senior Managing Director of Chogin Securities from October 1997 and a Managing Director of Chogin Warburg Securities from June 1998, each of which is a predecessor of UBS Securities Japan Ltd. He also served as an Executive Sales Director of Renown Incorporated from June 1999 to August 2000.

Toshiaki Ikeda became a Director in April 2001 and Managing Executive Officer in June 2006. He joined The Sanwa Bank, Limited, a predecessor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. in April 1972, and became Head of the Muromachi Branch Office in May 1997. Prior to joining Seven Bank as a Director, he spent a year on secondment to Partners Toshin from April 1999 to March 2000 and also served as a research officer of the retail division of Sanwa Bank from April 2000 to March 2001.

Kensuke Futagoishi became a Director in June 2004. In addition, Mr. Futagoishi was appointed as an Executive Officer in June 2006 and as a Managing Executive Officer in November 2007. He joined Sanwa Bank in April 1977. After acting as Executive Sales Director for UFJ Holdings, Inc. and Branch Office Head at UFJ Bank Limited, Mr. Futagoishi joined Seven Bank in October 2003. Mr. Futagoishi was General Manager of our Business Promotion Division from November 2003 to September 2006 and has been General Manager of our Planning Division since May 2006.

Takahide Sakurai became a Director in April 2001. He joined The Dai-ichi Mutual Life Insurance Company in April 1955, where he held the position of Director from July 1981, Representative Director and Vice President from April 1986 to March 1987, Representative Director and President from April 1987 to March 1997, and Representative Director and Chairman from April 1997 to March 2001. Mr. Sakurai has also acted as an advisor to The Dai-ichi Mutual Life Insurance Company since July 2004.

Nobutake Sato became a Director in April 2001. He joined Ito-Yokado in November 1964, where he became a Managing Director in April 1983, Senior Managing Director in May 1985, and Vice President in May 1993. Mr. Sato also currently serves as Director and Vice Chairman of Ito-Yokado, as Representative Director, Chairman and CEO of York-Benimaru Co., Ltd. and as Director of Marudai Co., Ltd.

Tadahiko Ujiie became a Director in April 2001. He joined Seven-Eleven Japan Co., Ltd. in April 1980, became a Director in May 1990, a Managing Director in May 1997 and a Senior Managing Director in May 2001. Mr. Ujiie also currently serves as a Director, Senior Managing Executive Officer and CFO of Seven & i Holdings, as a Director and Senior Managing Executive Officer of Seven-Eleven Japan, as the President and Representative Director of SE Capital Corporation and as the President and Representative Director of Seven & i Financial Center Co., Ltd.

Hideo Tanaka became a Statutory Auditor in April 2001. His career began at Shizuoka Bank, Limited in April 1960. He became a Director of Shizuoka Bank in June 1989, a Managing Director in June 1991, and a Senior Managing Director in June 1997. Prior to becoming our Statutory Auditor, Mr. Tanaka served as an advisor to Ito-Yokado from October 1999. Mr. Tanaka also currently serves as a Director of Tokushu Paper Mfg. Co., Ltd.

Masaharu Hino became a Statutory Auditor in June 2005. Mr. Hino began his career as a Public Prosecutor in April 1961, and became the Head of the Nagoya High Public Prosecutor Office in February 1997. Mr. Hino served as a Commissioner of the Financial Supervisory Agency (which was subsequently integrated into the Financial Services Agency) from June 1998 to June 2000, as a Commissioner of the Financial Services Agency from July 2000 to January 2001, and as an advisor to the Financial Services Agency from January 2001 to June 2002. He became registered as an Attorney-at-Law in February 2001.

Sachiko Kishimoto became a Statutory Auditor in June 2005. She started her career at Tomen Corporation in April 1980, and joined STB Research Institute Co., Ltd. in September 1988. Ms. Kishimoto also currently serves as Executive Director and Secretary General of the Center for Public Resources Development.

Masayuki Sato became a Statutory Auditor in June 2005. He joined Seven-Eleven Japan in November 1979. After serving as Executive Officer in charge of the Information System Division of Seven-Eleven Japan, Mr. Sato was appointed Executive Officer and Senior Officer of the CVS System, System Planning Division, of Seven & i Holdings since January 2006, a position which he continues to hold.

Some of our directors concurrently serve in senior positions at certain of our affiliates or other companies with which we have ordinary course business agreements and engage in ordinary course business transactions. See "Related Party Transactions."

Under our articles of incorporation, we are permitted to enter into agreements with each of our outside directors and outside statutory auditors to establish limits on their respective liability towards us in accordance with the provisions of the Company Law. We have entered into such agreements with Messrs. Sakurai, Sato and Ujiie and with each of our statutory auditors.

Executive Officers

Our executive officers are appointed by our board of directors and have the primary executive responsibility within their appointed business areas and a duty under our internal regulations to report to the board of directors. We currently have eight executive officers. The term of office for executive officers may be up to one year, and they may serve any number of consecutive terms.

The names and titles of our executive officers as of the date of this offering circular are as follows:

Name	Title	Date first appointed
Takashi Anzai[1]	President and Executive Officer	June 2006
Masatoshi Wakasugi[1]	Senior Managing Executive Officer	June 2006
Toshiaki Ikeda[1]	Managing Executive Officer	June 2006
Kensuke Futagoishi[1]	Managing Executive Officer	June 2006
Nobuo Shirai	Executive Officer	June 2006
Yasuaki Funatake	Executive Officer	June 2006
Naoki Yamazaki	Executive Officer	November 2007
Tsutomu Yamazaki	Executive Officer	November 2007

Note:

(1) Biographies for executive officers who are also directors are set forth above under " — Directors and Statutory Auditors."

Nobuo Shirai became an Executive Officer in June 2006. Mr. Shirai began his career in April 1973 at Mitsui Bank, a predecessor of Sumitomo Mitsui Banking Corporation, where he held several positions prior to being seconded to Ito-Yokado in November 2000 and to us in April 2001. He joined us in June 2002, and has served as General Manager of our General Affairs Division since that time and concurrently as General Manager of our Human Resources Division from May 2006 to September 2007.

Yasuaki Funatake became an Executive Officer in June 2006. Mr. Funatake joined us in December 2001 as General Manager of our Business Planning Division after leaving his position as General Manager of Retail Administration at Shinsei Bank, where he had worked since April 1980. He became General Manager of our Project Development Division in October 2002 and has served as General Manager of our Business Development Division since May 2006.

Naoki Yamazaki became an Executive Officer in November 2007. Mr. Yamazaki officially joined us in July 2001, after having been seconded to Ito-Yokado in September 2000 and to us in April 2001. He had previously held various positions at predecessors to Resona Bank, Limited from April 1975 to September 2000. Mr. Yamazaki currently serves as General Manager of our Customer Service Division, a position he has held since July 2004.

Tsutomu Yamazaki became an Executive Officer in November 2007. Mr. Yamazaki started his career in April 1976 at The Sanwa Bank, Limited, a predecessor of The Bank of Tokyo-Mitsubishi UFJ, Ltd., where he worked as Head of the Ichikawa Branch from October 1997 until being seconded to Ito-Yokado in March 2000 and to us in April 2001. He joined us in June 2002 and has served as General Manager of our ATM Administration Division since July 2004.

Executive Compensation

The aggregate compensation, including bonuses, we paid to our directors and statutory auditors during the fiscal year ended March 31, 2007 was ¥159 million. In addition, in accordance with customary Japanese business practices, a retiring director or statutory auditor receives a lump-sum retirement payment, which is subject to approval by a general meeting of shareholders.

SUBSIDIARIES AND AFFILIATES

We do not have any subsidiaries or any affiliates accounted for by the equity method.

PRINCIPAL AND SELLING SHAREHOLDERS

Nomura Holdings, Inc. is the selling shareholder in the international offering. The selling shareholders in the Japanese offering are the 26 selling shareholders indicated in the table below, including Nomura Holdings, Inc. In the international offering, in addition to the ● shares to be sold by Nomura Holdings, 53,350 shares of treasury stock will be sold by us.

Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has an option to purchase from Nikko Cordial Corporation up to 10,000 additional shares solely to cover over-allotments in the Japanese offering, if any. See "Offering and Sale."

The following table sets forth:

- the number of shares held of record by our principal shareholders and by the selling shareholders, each as set forth on our register of shareholders as of September 30, 2007;
- the percentage of our outstanding shares held by our principal shareholders and by the selling shareholders as of September 30, 2007;
- the number of shares that each selling shareholder is selling in the global offering, which does not include the 53,350 shares of treasury stock to be sold by us in the international offering;
- the number of shares held of record by our principal shareholders and by the selling shareholders as adjusted for the global offering; and
- the percentage of our outstanding shares held by our principal shareholders and the selling shareholders as adjusted for the global offering.

				the global offering	
Shareholder	Number of shares held of record	Percentage of outstanding shares(1)	Shares being sold in the global offering(2)	Number of shares held of record	Percentage of outstanding shares
Seven-Eleven Japan Co., Ltd.	303,639	26.02%	–	303,639	24.88%
Ito-Yokado Co., Ltd.	196,961	16.88	–	196,961	16.14
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,000	5.14	40,000	20,000	1.63
Corporate Value-up Fund Investment LPS	55,400	4.74	55,400	0	–
York-Benimaru Co., Ltd.	52,400	4.49	–	52,400	4.29
Sumitomo Mitsui Banking Corporation	30,000	2.57	15,000	15,000	1.22
Resona Bank, Limited	30,000	2.57	15,000	15,000	1.22
The Dai-ichi Mutual Life Insurance Company	30,000	2.57	15,000	15,000	1.22
Life Foods Co., Ltd.	30,000	2.57	–	30,000	2.45
Meiji Yasuda Life Insurance Company	20,000	1.71	12,500	7,500	0.61
Nippon Life Insurance Company	20,000	1.71	10,000	10,000	0.81
Mitsui Sumitomo Insurance Company, Limited	20,000	1.71	10,000	10,000	0.81
Nomura Research Institute, Ltd.	20,000	1.71	10,000	10,000	0.81
Nomura Holdings, Inc.	20,000	1.71	20,000(3)	0	–
Nikko Cordial Corporation	20,000	1.71	10,000	10,000(4)	0.81(4)
Hitachi, Ltd.	20,000	1.71	10,000	10,000	0.81
NEC Corporation	20,000	1.71	10,000	10,000	0.81
The Shizuoka Bank, Ltd.	15,000	1.28	7,500	7,500	0.61
The Bank of Yokohama, Ltd.	15,000	1.28	7,500	7,500	0.61
Itochu Corporation	15,000	1.28	7,500	7,500	0.61
Matsushita Electric Industrial Co., Ltd.	15,000	1.28	7,500	7,500	0.61
Mitsui & Co., Ltd.	15,000	1.28	7,500	7,500	0.61
The Chiba Bank, Ltd.	10,000	0.85	5,000	5,000	0.40
Taiyo Life Insurance Company	10,000	0.85	5,000	5,000	0.40
Sumitomo Life Insurance Company	10,000	0.85	5,000	5,000	0.40
Aioi Insurance Company, Limited	10,000	0.85	5,000	5,000	0.40
Sompo Japan Insurance Inc.	10,000	0.85	5,000	5,000	0.40
Nipponkoa Insurance Company, Limited	10,000	0.85	5,000	5,000	0.40
Tokio Marine & Nichido Fire Insurance Co., Ltd.	10,000	0.85	5,000	5,000	0.40
Sohgo Security Services Co., Ltd.	10,000	0.85	5,000	5,000	0.40
Total	1,103,400	94.57%	310,400	793,000	65.00%

Notes:

(1) As of September 30, 2007, we had a total of 1,166,650 shares outstanding, not including 53,350 shares of treasury stock held by us as of that date.

(2) Does not include the 53,350 shares of our treasury stock to be sold by us in the international offering and does not reflect the 10,000 additional shares that may be purchased from Nikko Cordial Corporation by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, solely to cover over-allotments in the Japanese offering, if any.

(3) The 20,000 shares that Nomura Holdings, Inc. is selling in the global offering is comprised of ● shares to be sold in the international offering and ● shares to be sold in the Japanese offering.

(4) Assumes no purchase by Nomura Securities Co., Ltd. of the 10,000 additional shares from Nikko Cordial Corporation described in note (2) above. Assuming such purchase, both the total number of shares and the percentage of outstanding shares held by Nikko Cordial Corporation following the global offering would be zero.

Prior to the global offering, the selling shareholders together owned 44.60% of the outstanding shares of our common stock. Immediately following the global offering, the selling shareholders together will own 17.21% of the outstanding shares of our common stock, or 16.39% assuming that all 10,000 additional shares are purchased by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, from Nikko Cordial Corporation in connection with over-allotments in the Japanese offering.

For information regarding indirect ownership of our shares by Seven & i Holdings and its affiliates and a discussion of our relationships with other Seven & i Holdings group companies, see "Related Party Transactions."

We, Seven-Eleven Japan Co., Ltd., Ito-Yokado Co., Ltd., York-Benimaru Co., Ltd., Life Foods Co., Ltd. and each of the selling shareholders not selling its entire holdings of our shares have agreed with the joint global coordinators to lock-up arrangements, subject to certain customary exceptions, for a period beginning on the date of this offering circular and ending 180 days after the date of the listing of our shares on the Jasdaq Securities Exchange. See "Offering and Sale."

Share Ownership of Directors, Statutory Auditors and Executive Officers

The following table sets forth the number of shares of our common stock held by our directors, statutory auditors and executive officers as of September 30, 2007 and the amount of each such shareholding as a percentage of the total number of shares outstanding as of that date.

Director, Statutory Auditor or Executive Officer	Number of shares owned	Percentage of shares issued
Takashi Anzai	400	0.03%
Masatoshi Wakasugi	230	0.01
Toshiaki Ikeda	160	0.01
Kensuke Futagoishi	160	0.01
Takahide Sakurai	20	0.00
Nobutake Sato	150	0.01
Tadahiko Ujiie	150	0.01
Masayuki Sato	20	0.00
Total	1,290	0.10%

RELATED PARTY TRANSACTIONS

The diagram below indicates our place within the Seven & i Holdings group. The percentages in the diagram below indicate the percentage of shares directly held by each entity as of September 30, 2007.



Seven & i Holdings Co., Ltd.
100%
100%
100%
Seven-Eleven Japan Co., Ltd.
Ito-Yokado Co., Ltd.
York-Benimaru Co., Ltd.
100%
26.02%
16.88%
4.49%
Life Foods Co., Ltd.
2.57%
Seven Bank, Ltd.

Since commencing operations in May 2001, we have entered into business agreements and engaged in business transactions with a number of our affiliates in the Seven & i Holdings group, including Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd., our two largest shareholders.

We have service contracts with Seven-Eleven Japan, Ito-Yokado, York-Benimaru Co., Ltd., Seven & i Food Systems Co., Ltd. (formerly Denny's Japan Co., Ltd.), Marudai Co., Ltd., Robinson Department Store Co., Ltd., York Mart Co., Ltd. and The Seibu Department Stores, Ltd. pursuant to which our ATMs are installed in their retail locations and they provide us with related services such as basic cleaning and upkeep. Each of Seven-Eleven Japan, Ito-Yokado, York-Benimaru, Seven & i Food Systems, Marudai, Robinson Department Store, York Mart and Seibu Department Store is a consolidated subsidiary of Seven & i Holdings. Pursuant to these service contracts, as of December 31, 2007 we had installed 12,152 ATMs at Seven-Eleven Japan convenience stores, 269 ATMs at Ito-Yokado superstores, 15 ATMs at York-Benimaru supermarkets, 5 ATMs at Denny's Japan restaurants operated by Seven & i Food Systems, 3 ATMs at Marudai supermarkets, 6 ATMs at Robinson Department Stores locations, 22 ATMs at York Mart supermarkets and one ATM at a Seibu Department Stores location. As of December 31, 2007, 98.7% of our ATMs were installed at locations operated by Seven & i Holdings group companies. In addition, we historically leased ATMs from SE Capital Corporation, a subsidiary of Seven & i Holdings, although we began purchasing rather than leasing most of our new ATMs beginning in March 2006. We continued to lease 5,466 of our ATMs from SE Capital Corporation, out of a total of 12,837 ATMs, as of December 31, 2007. For the fiscal year ended March 31, 2007, payments made by us under our service contracts with Seven-Eleven Japan and Ito-Yokado and under our lease contracts with SE Capital Corporation, including lease cancellation fees payable by us in the event of early termination of our lease agreements, totaled ¥13,624.6 million.

In addition to the service and lease contracts described above, as of September 30, 2007, more than 11,600 Seven-Eleven Japan convenience stores and more than 130 Seven & i Food Systems Co., Ltd. (formerly Denny's Japan Co., Ltd.) restaurants maintained corporate deposit accounts with us through a service we offer for the deposit and overnight safe-keeping of daily retail receipts in our ATMs. We provide this service in return for a basic monthly fee plus per-transaction fees based on the number of stores or restaurants using the service. Cash deposited in our ATMs pursuant this service bears interest, generally at a rate slightly lower than that for individual deposit accounts. Separately from our service for the deposit of daily retail receipts, a number of Seven & i Holdings group companies and their individual stores also hold conventional corporate deposit accounts with us. Additionally, as of December 31, 2007, we maintained manned outlets at six Ito-Yokado superstore locations under agreements entered into with Ito-Yokado.

The financial institutions to which we provide ATM services and agency and administrative intermediation services include a large number of our shareholders and their affiliates, including many of our largest shareholders and their affiliates. In addition, in June 2007 we began installing our ATMs at the retail branches of Nomura Securities Co., Ltd., a consolidated subsidiary of our shareholder Nomura Holdings, Inc., and by

December 31, 2007 we had completed the installation process, with 336 of our ATMs installed in 147 Nomura Securities' retail branches nationwide. We also outsource the development and operation of a portion of our banking and communications systems to Nomura Research Institute, one of our shareholders.

Nomura Securities Co., Ltd., a consolidated subsidiary of our shareholder Nomura Holdings, Inc., is acting as a joint global coordinator for the global offering and Nomura International plc, also a consolidated subsidiary of our shareholder Nomura Holdings, Inc., is acting as an international joint lead manager for the international offering. In addition, Nikko Citigroup Limited, a consolidated subsidiary of our shareholder Nikko Cordial Corporation, is acting as a joint global coordinator for the global offering and Citigroup Global Markets Limited, an affiliate of our shareholder Nikko Cordial Corporation, is acting as an international joint lead manager for the international offering.

Our President and Representative Director Takashi Anzai currently serves as a Director of Seven & i Holdings and our Statutory Auditor Masayuki Sato currently serves as an Executive Officer and Senior Officer of the CVS System, System Planning Division, of Seven & i Holdings.

Our Director Takahide Sakurai currently serves as an advisor to The Dai-ichi Mutual Life Insurance Company, a correspondent financial institution to which we provide ATM services and agency and administrative intermediation services.

Our Director Nobutake Sato currently serves as Director and Vice Chairman of Ito-Yokado, as Representative Director, Chairman and CEO of York-Benimaru Co., Ltd., and as Director of Marudai Co., Ltd. Each of Ito-Yokado and York-Benimaru is one of our major shareholders, holding 16.88% and 4.49%, respectively, of our outstanding shares of common stock as of September 30, 2007, and each of Ito-Yokado, York-Benimaru and Marudai is a consolidated subsidiary of Seven & i Holdings. In addition, as described above, we have entered into service contracts with each of Ito-Yokado, York-Benimaru and Marudai relating to the installation of our ATMs in their retail stores.

Our Director Tadahiko Ujiie currently serves as a Director and Senior Managing Executive Officer of Seven-Eleven Japan, which is our largest shareholder, holding 26.02% of our outstanding shares of common stock as of September 30, 2007. In addition, as described above, we have entered into a service contract with Seven-Eleven Japan relating to the installation of our ATMs in its convenience stores. Mr. Ujiie is also the President and Representative Director of SE Capital Corporation. As described above, we lease a significant proportion of the ATMs in our network from SE Capital Corporation pursuant to lease contracts. Mr. Ujiie is also a Director and CFO of Seven & i Holdings, the holding company for the Seven & i Holdings group.

As of December 31, 2007, we also had six secondees from Seven & i Holdings group companies.

All of the transactions described above have been conducted on terms no less favorable to us than those we believe we could obtain in similar transactions entered into with independent third parties. We expect to continue to engage in the above types of transactions for the foreseeable future.

Except for the transactions described above, there have been no material transactions between us and any of our directors, statutory auditors, executive officers or any companies over which any of them have significant influence.

SUPERVISION AND REGULATION

We are extensively regulated under Japanese banking laws and other financial regulations. The principal source of regulation for us is the Banking Law of Japan, or the Banking Law, to which we are subject as an ordinary bank. While the Prime Minister has authority to supervise ordinary banks in Japan under the Banking Law, the Prime Minister generally delegates supervisory control to the Commissioner of the FSA. The Bank of Japan also has supervisory authority over banks based primarily on its contractual agreements and transactions with them. In order to be licensed by the Prime Minister as an ordinary bank under the Banking Law, an ordinary bank must be a joint stock corporation and have paid-up capital of ¥2 billion or more.

General

Under the Banking Law, the Prime Minister's authority over ordinary banks extends to other areas, including:

- the power to approve or reject:
  - applications for licenses to operate as a bank,
  - reductions in capital,
  - the establishment or closure of overseas offices, and
  - mergers, corporate splits, transfers or assumptions of all or part of the business, dissolutions and withdrawals from business;
- receipt of notifications of the establishment or closure of domestic offices;
- the power to order the suspension of business in whole or in part or the removal of directors, or to cancel banking licenses in case of violations of laws or regulations or for acts contrary to public policy;
- the power to require banks to submit business reports or materials, if deemed necessary to maintain sound and appropriate operations; and
- the power to require banks to hold specified property within Japan, if deemed necessary for a public purpose, such as the protection of depositors.

Under the prompt corrective action system based on the Banking Law, the FSA, acting on behalf of the Prime Minister, may take a number of corrective actions in the event that a financial institution's capital condition has deteriorated. These actions include:

- requiring a financial institution to formulate and implement reform measures;
- issuing an order suspending all or part of its business operations; and
- requiring a financial institution to reduce its assets, restricting increases in the amount of its assets, or requiring it to take other specific actions.

Additionally, under the prompt warning system introduced on December 10, 2002, the FSA may take precautionary measures to maintain and promote the sound operation of financial institutions even before those financial institutions become subject to the prompt corrective action system. These measures require a financial institution to improve:

- profitability, if deemed necessary to do so based upon a fundamental profit index;
- market risk management, if deemed necessary to improve management of market and other related risks based upon the effect of securities price fluctuations and other fluctuations;
- cash flow management, if deemed necessary to improve management of liquidity risks based upon deposit trends and level of liquidity reserves; and
- credit risk management, if deemed necessary to improve management of credit risk based upon the proportion of doubtful loans, concentration of credits and the like.

The Bank of Japan

The Bank of Japan is the central bank of Japan and serves as the primary instrument for the execution of Japan's monetary policy. The principal measures by which the Bank of Japan implements monetary policy are

the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. All banks in Japan rely upon obtaining borrowings from, and rediscounting bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to examine and monitor the banks.

The supervisory functions of the Bank of Japan are intended to enable it to execute monetary policy effectively, whereas the supervisory practices of the Prime Minister or the Commissioner of the FSA are intended to maintain the sound operation of banks and promote the security of depositors. The law establishing the Bank of Japan was amended effective April 1, 1998 to give the Bank of Japan greater independence with respect to, among other things, the setting of interest rates, additional power to aid financial institutions with liquidity problems, and a clearer statutory basis for examining banks.

Examination of Ordinary Banks

The Banking Law authorizes the Prime Minister to inspect ordinary banks and bank holding companies in Japan at any time. The inspections are conducted by officials of the FSA and cover such matters as business management, asset quality, risk management and compliance with laws and regulations. The inspection of banks is performed pursuant to the Inspection Manual for Deposit-Taking Institutions published by the FSA. The FSA normally conducts inspections on a regular basis and follow-up reviews and special examinations from time to time as it deems appropriate. Through these inspections, the FSA may exercise its authority over banks as described above. In addition, the Minister of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Law.

The Bank of Japan also conducts examinations of correspondent banks similar to those undertaken by the FSA pursuant to the terms of contracts it has entered into with such banks. The examinations involve such matters as examining business operations, asset quality, risk management and reliability of operations.

"New Entrant" Banks and Special Regulations

Banks that may not be categorized as traditional banks in certain respects are often referred to as "new-entrant" banks. Typically, new entrant banks:

- do not engage in the full spectrum of traditional banking businesses;
- have a principal shareholder that is engaged in a non-financial business;
- operate businesses limited to ATM/Internet-based transactions without maintaining manned-branches; and
- have assets comprised mostly of Japanese government bonds or other securities, rather than loans.

Under the Banking Law and the relevant FSA guidelines, new entrant banks are subject to, among other things, the following restrictions:

- A bank that does not engage in the full spectrum of traditional banking businesses must obtain prior approval from the Commissioner of the FSA when it intends to engage in any businesses not described in its banking license application.
- A bank whose principal shareholder is an entity engaged in non-financial businesses must:
    - ensure its independence from its principal shareholder; and
    - ensure its segregation from its principal shareholder's business risks.

In line with the foregoing restrictions, the following conditions are attached to our banking license:

- Prior approval from the Commissioner of the FSA is required whenever we intend to engage in any businesses not described in our banking license application; and
- So long as our principal shareholder is an entity engaged in a non-financial business, we are required to:
    - notify the Commissioner of any changes in the identity of our principal shareholder;
    - segregate our business from risks which may arise with respect to our principal shareholder's business; and
    - submit to the Commissioner of the FSA financial statements and certain other financial materials of our principal shareholder each fiscal year.

In addition, in accordance with FSA guidelines, banks with operations limited to ATM-based and internet-based transactions and which do not maintain manned branches are supervised by the FSA with respect to the following matters, among other things:

- developing measures to deal with system breakdowns and customer claims and inquiries;
- complying with regulatory requirements, including the obligation to provide explanations to customers, disclosure requirements, customer identification verification requirements and notification obligations with respect to suspicious transactions;
- developing measures to deal with the entry of new competitors, system obsolescence and deteriorations in the environment, and establishing plans to maintain profitability under such conditions;
- establishing sufficient liquidity to cope with temporary mass-outflows of customers; and
- satisfying systems security criteria and developing safe systems management practices and contingency plans.

Deposit Insurance System

In 1971, the Deposit Insurance Law was enacted in order to protect depositors in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation of Japan, or the DIC, was established to implement the Deposit Insurance Law. The DIC is supervised by the Prime Minister and the Minister of Finance, with day-to-day authority delegated to the Commissioner of the FSA.

Participation in the deposit insurance system is compulsory for ordinary banks, trust banks, credit associations and cooperatives, labor banks and other financial institutions. Insured banks pay annual insurance premiums at rates determined by the governing board of the DIC. For the fiscal year ending March 31, 2008, the DIC will receive annual insurance premiums from insured banks equivalent to 0.110% of payment and settlement deposits held, as well as 0.080% of general deposits, to cover the costs of reorganization of insolvent institutions. These insurance premiums may, in general, be paid out in the event of a suspension of repayments of deposits, a banking license revocation or a dissolution or bankruptcy of a bank. Payouts are generally limited to a maximum of ¥10 million of the principal amount, together with any interest accrued on such principal amount with respect to each depositor of a bank. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions, are protected in full.

Capital Adequacy

In 1988, the Basel Committee on Banking Supervision, or the Basel Committee, issued a statement, or the Basel Accord, containing its agreement on a framework for measuring the capital adequacy of international banking organizations. The Basel Accord, which was endorsed by the G-10 Central Bank Governors, established a risk-adjusted asset ratio as the principal measure of capital adequacy. This ratio compares a bank's capital base, which is divided into two tiers, to its assets and off-balance sheet exposures adjusted according to broad categories of relative risk, based primarily on the credit risk of the counterparty and the risk regarding the category of transactions. The Basel Accord sets minimum international risk asset ratios, but national banking regulators are permitted to set further ratios.

The capital adequacy guidelines of the FSA applicable to Japanese banks closely follow the risk-adjusted approach proposed by the Basel Committee and are intended to strengthen further the soundness and stability of Japanese banks.

With regard to capital, these guidelines require a target minimum standard capital adequacy ratio of 4% (at least half of which must consist of Core Capital (Tier 1)) for banks like us with only domestic operations.

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, referred to as Basel II, which introduced amended risk weight calculations, including the inclusion of operational risk and the introduction of internal ratings-based approaches, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor, the lower the risk weight applicable to the risk assets owed by it. Also, the amended rules require financial institutions to establish an internal risk management system and a reserve requirement for operational risk.

On March 27, 2006, new FSA guidelines that follow the amended rules were promulgated. The new FSA guidelines became effective on March 31, 2007, except for certain provisions scheduled to take effect on

March 31, 2008. Under the new guidelines, banks have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the FSA is necessary to adopt advanced methodologies for calculation.

Prompt Corrective Action and Self-Assessment

Pursuant to legislation enacted in June 1996, the prompt corrective action system was introduced as of April 1, 1998. Under banking laws and regulations issued thereunder, the Prime Minister may, depending upon the extent of capital deterioration of a financial institution, take certain corrective actions, such as requiring a financial institution to formulate and implement reform measures, requiring it to suspend all or part of its business operations, reducing its assets, restricting increases in the amount of its assets or requiring it to take other specific actions. The prompt corrective action system also requires financial institutions to establish a "self-assessment" program. Financial institutions, including us, are required to analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into various categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications will determine whether an addition to or reduction in reserves or write-offs is necessary.

Based on this legislation, the Japanese Institute of Certified Public Accountants issued guidelines for accounting practices for Japanese banks effective beginning with the fiscal year ended March 31, 1998. Pursuant to these guidelines, banks are required to classify substantially all of their claims by reference to the relevant borrowers into five categories (normal obligors, watch obligors, bankruptcy risk obligors, substantially bankrupt obligors, and bankrupt obligors) based on their self-assessment program, and calculate necessary reserves for possible loan losses based on these categories.

In addition, the Financial Reconstruction Law, together with the related guidelines of the FSA, require banks to classify their assets in the following four categories by reference to the nature of the relevant assets:

- non-categorized, or "normal" claims;
- substandard claims;
- doubtful claims; and
- claims against bankrupt and quasi-bankrupt obligors.

Based on the foregoing, we have developed internal guidelines for self-assessment of our assets taking into account various factors, including the classification of our debtors.

Under the prompt corrective action system, if the capital adequacy ratio of a bank without overseas branches or banking subsidiaries, such as us, becomes:

- less than 4% but not less than 2%, the FSA may order the bank to submit and implement a capital reform plan;
- less than 2%, but not less than 1%, the FSA may order the bank to submit and implement a plan for improving its capital; prohibit or restrict the payment of dividends to shareholders or bonuses to officers; reduce the bank's assets or restrict the increase of its assets; prohibit or restrict the acceptance of deposits under terms disadvantageous compared to ordinary terms; reduce the business of some offices; eliminate some offices other than the bank's head office; or reduce businesses other than the banking business, prohibit the expansion of those businesses, or such other measures as are deemed necessary by the FSA;
- less than 1% but not less than 0%, the Commissioner of the FSA may order the bank to increase its capital adequacy ratio, reduce substantially its business, merge or abolish its banking business; and
- less than 0%, the Commissioner of the FSA may order the bank to suspend all or part of its business.

FSA Approval Requirement Applicable to Principal Shareholders of Banks

Under an amendment to the Banking Law that took effect in April 2002, a shareholder is required to obtain FSA approval before acquiring an ownership interest in a bank not less than 20% of the bank's outstanding voting rights (or 15%, if the shareholder's interest is accompanied by certain rights indicative of control or influence over the bank's affairs). In evaluating whether to grant such approval, the FSA examines the proposal and qualifications of the principal shareholder in order to determine whether:

- giving consideration to the source of funds, purpose of ownership and other matters regarding ownership by the applicant, the applicant would not adversely affect the sound and proper management of the bank;

- after assessing the asset condition (including, if the applicant is a business concern, the cash flow) of the applicant, the applicant would not adversely affect the sound and proper management of the bank; and

- in light of its personnel structure and other relevant matters, the applicant fully understands the public nature of the business operations of banks and has a satisfactory social reputation.

As a result of an amendment to the Banking Law which became effective on April 1, 2002, any person who intends to hold 20% (15% in certain cases) or more of the voting rights of a bank is required to obtain prior approval from the FSA. In addition, as a transitional measure, any bank shareholder whose voting rights with respect to a bank as of April 1, 2002 exceeded the relevant threshold was required to obtain FSA approval no later than March 31, 2004 in order to maintain such voting rights. In accordance with these requirements, Seven-Eleven Japan Co., Ltd. received the necessary approval concerning its holdings of voting rights with respect to us in March 2004 and Seven & i Holdings Co., Ltd. received the necessary approval concerning its indirect holdings of voting rights with respect to us in September 2005.

In addition, the FSA may request the submission of reports or other materials from, or may conduct an inspection of, any such principal shareholder of a bank if the FSA deems such action necessary in order to secure sound and appropriate operation of the bank. Under limited circumstances, the FSA may order such principal shareholder to take such measures as the FSA deems necessary.

In addition, the Banking Law requires any person who has become a holder of more than 5% of the total voting rights of a bank to file a report with the Commissioner of the FSA within five business days. A similar report must also be made if the percentage of the holding subsequently increases or decreases by 1% or more, or if there is any change in the information included in a previously filed report.

Sales of Financial Products

As a result of the deregulation of the financial services industry, more financial products, including highly structured and complicated ones, can now be more freely marketed to retail customers. In response to this development, the Law Concerning Sales of Financial Products, which became effective in April 2001, introduced measures to protect consumers by requiring financial service providers to provide customers with information concerning the risks of loss of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers are financial service providers or have waived their right to receive such explanations. The law also holds financial service providers liable for damages caused by a failure to follow these requirements, and establishes a rebuttable presumption that the amount of damages is the amount of principal lost. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner. In particular, financial service providers must formulate and publicize a solicitation policy that deals with, among other things:

- matters to be considered in light of the knowledge, investment experience and asset conditions of customers when soliciting;
- matters to be considered with respect to methods and the time of day of customer solicitation; and
- other matters necessary to ensure appropriate soliciting.

Financial service providers that fail to formulate or publicize a solicitation policy will be subject to administrative fines.

Amendments to the Law Concerning Sales of Financial Products, together with other related laws, were promulgated on June 14, 2006 and became effective in September 2007. The amended law enlarges the scope of duty of financial service providers to inform customers of certain important matters related to the financial products they solicit.

Law Concerning Identification by Financial Institutions

To address money laundering and terrorism concerns, the Law Concerning the Identity Verification of Customers etc. by Financial Institutions and the Prevention of Improper Use of Bank Accounts came into force in January 2003. Under the law, when a financial institution enters into a transaction with a customer, the financial institution is required to identify the customer and prepare and keep records of the identity of the customer and details of the transaction as prescribed by ministerial order. In March 2007, the Law Preventing Transfer of Profits Generated from Crime was promulgated, and will replace the above law and broaden the entities required to perform customer identification procedures. This new law will come into effect by March 2008.

The Personal Information Protection Law

The Law Concerning Protection of Personal Information became fully effective in April 2005. The law and related guidelines impose various requirements on businesses that use databases containing personal information. The requirements include appropriate possession and use of personal information and restrictions on providing personal information to third parties. As an institution in possession of personal information, we are subject to this law.

The Depositors Protection Law

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards came into effect in February 2006. This law requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions to, among other things, compensate depositors for any amount illegally withdrawn using forged or stolen bank cards, subject to certain conditions being satisfied.

Recent Developments

The following are brief descriptions of other recent legal and regulatory changes affecting Japan's financial services industry, including the introduction of the Financial Instruments and Exchange Law and changes within Japan's consumer finance industry.

The Financial Instruments and Exchange Law

The Securities and Exchange Law of Japan had been one of the principal laws regulating the securities markets and the securities business in Japan. On June 14, 2006, several amendments to the Securities and Exchange Law and other financial laws were promulgated, including the introduction of the Financial Instruments and Exchange Law of Japan, which replaced the Securities and Exchange Law. The amendments promulgated in June 2006 made changes to a number of laws with respect to various financial instruments in order to:

- enhance investor protections;
- enhance investor convenience;
- promote financial innovation; and
- facilitate finance.

The Financial Instruments and Exchange Law became effective on September 30, 2007 and was designed to achieve the following objectives, among others:

- establish a cross-sectional framework of a wide range of financial instruments and services;
- enhance disclosure, such as requiring listed companies to file quarterly reports, and enhance requirements regarding internal control over financial reporting; and
- relax regulations through flexible application depending on the type of investors (professional or general public).

Our manned outlets located in Ito-Yokado superstores feature consultation booths equipped with video-conferencing equipment to allow customers to discuss specific products and services with off-site representatives of our client companies, including securities companies. We also introduce retail customers to the products and services of our client companies, including securities companies, through our portal website, *Minna no Money Site*. Visitors to our website can find basic information about a variety of products and services and can link directly from our website to the websites of our client companies in order to gather more information about, and purchase, the products and services best suited to their individual needs. To the extent they relate to products and services offered by our client companies that are securities companies, the services described above offered through our manned outlets and our portal website, as well as certain other services, constitute securities brokerage services. In order for a bank to conduct securities brokerage services, registration as a registered financial institution under the Financial Instruments and Exchange Law is required. Registered financial institutions are generally supervised by the FSA and are required to provide their services in accordance with the methods prescribed in the Financial Instruments and Exchange Law and relevant regulations.

Laws Relating to the Consumer Finance Industry

The Interest Rate Restrictions Law provides that an agreement requiring a payment of interest at a rate exceeding certain prescribed limits, ranging from 15% to 20% per annum depending upon the principal amount of the loan, is null and void with respect to the portion of interest at a rate exceeding such limits. Interest above

the limits prescribed by the Interest Rate Restrictions Law but not exceeding 29.2% per annum, which is the maximum permissible interest rate not subject to criminal penalties under the Law Concerning the Regulation on Acceptance of Contributions, or the Contributions Law, is often referred to as "gray zone interest." Under the Money Lending Business Law, a payment of gray zone interest by a borrower or guarantor to a registered moneylender under an agreement between them is deemed valid and non-refundable so long as the gray zone interest is paid voluntarily and the registered moneylender complies with applicable documentation requirements under such law with respect to the provision and repayment of those loans.

In January 2006, the Supreme Court of Japan held that, in general, a payment by a borrower could not be deemed to be made voluntarily if the loan agreement contains an acceleration clause which requires the borrower to repay the entire amount of the principal and accrued interest, including the gray zone interest, upon default by such borrower on interest payments. Most of the loan agreements utilized by registered moneylenders include such acceleration clauses, and many registered moneylenders have faced claims by borrowers for repayment of, and have been required to repay, gray zone interest previously paid by such borrowers.

Furthermore, amendments to the Money Lending Business Law, Interest Rate Restrictions Law and the Contributions Law were adopted in December 2006. The amendments, which will become effective by June 2010, will:

- reduce the statutory maximum interest rate of 29.2% per annum prescribed under the Contributions Law to 20%;
- subject the execution of an agreement requiring the payment of interest at a rate exceeding 20% to criminal penalties;
- repeal the current provision which permits the payment of gray zone interest by a borrower or guarantor so long as the gray zone interest is paid voluntarily and the registered moneylender complies with applicable documentation requirements; and
- subject to administrative measures registered moneylenders that charge interest at a rate exceeding the maximum interest rate prescribed by the Interest Rate Restrictions Law (ranging from 15% to 20%).

The amendments will also require registered moneylenders to take specific steps to investigate repayment capacity and the outstanding debt of borrowers when providing loans that exceed certain amounts, and prohibit extension of new loans to borrowers with total outstanding debt (including amounts borrowed from other moneylenders) exceeding one third of their annual income.

The developments described above have caused broad restructuring in Japan's consumer finance industry and have led to an overall decline in new loan originations and an increased focus on loan collection.

DESCRIPTION OF COMMON STOCK

The following description is a summary of certain material information concerning our common stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations as currently in effect, and of the Company Law. Because this discussion is a summary, it should be read together with our articles of incorporation and share handling regulations, copies of which may be obtained from us.

General

Our common stock is not currently listed or quoted on any stock exchange or traded on any over-the-counter market, including in Japan and the United States.

As of the date of this offering circular, we have an authorized share capital of 4,880,000 shares of common stock, of which 1,220,000 shares were issued and 1,166,650 shares were outstanding as of September 30, 2007. We held 53,350 shares of treasury stock as of September 30, 2007. We will sell all of our shares of treasury stock in the international offering.

Under the Company Law, our shares have no par value. There are no redemption or sinking fund provisions applicable to our common stock. Under the Company Law, any transfer of our common stock is made by delivery of the relevant share certificates. However, in order to assert shareholders' rights against us, the transferee must have his or her name and address registered on our register of shareholders. Under our share handling regulations, shareholders are required to file their names, addresses and seal impressions with Mitsubishi UFJ Trust and Banking Corporation, which is the administrator, or transfer agent, for our register of shareholders. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and provide related services upon payment of their standard fee.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to our common stock. Pursuant to this system, a holder of common stock is able to choose, at his or her discretion, to participate in this system and all certificates for shares of common stock elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with transfers of shares of common stock held under this system, entry of the share transfer in the books maintained by JASDEC for the participating institutions or the books maintained by each participating institution for its customers or both will have the same effect as delivery of share certificates.

A law was promulgated in June 2004 to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for those shares. The part of this law relevant to common stock will come into effect by June 2009. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

Under the Company Law, we may distribute dividends in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Company Law generally requires a joint-stock company to have distributions of dividends authorized by a resolution of a general meeting of shareholders. However, the Company Law also permits a joint stock company meeting certain criteria, including the limitation of the general term of office of its directors to no longer than one year, to authorize distribution of dividends through a resolution of the board of directors so long as its articles of incorporation so provides. In accordance with this, our articles of incorporation provide that we shall authorize distributions of dividends by a resolution of the board of directors, unless a special resolution of a general meeting of shareholders is required as stated below.

Distributions of dividends may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of our board of directors authorizing a distribution of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of the assets to shareholders and the effective date of the distribution. If a distribution of dividends is to be made

in kind, we may, pursuant to a resolution of the board of directors, grant a right to shareholders to require us to make the distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of dividends must be approved by a special resolution of a general meeting of shareholders.

Our articles of incorporation provide that we are relieved of our obligation to pay any dividends that go unclaimed for three years after the date they first become payable.

Under the Banking Law, when we make distributions of dividends, if the sum of capital reserve and legal earnings reserve is less than the stated capital, we must, until such sum reaches the amount of the stated capital, set aside in our capital reserve and legal earnings reserve an amount equal to one fifth of the amount of dividends so distributed as required by ordinances under the Banking Law.

Under the Company Law, we may distribute any dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of the distribution, if our net assets are not less than ¥3,000,000:

(a) the amount of surplus, as described below;

(b) in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of (x) the net income for such period described in the statement of income constituting the extraordinary financial statements and (y) the other amount as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c) the book value of our treasury stock;

(d) in the event that we disposed of treasury stock after the end of the last fiscal year, the amount of consideration that we received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of our stated capital, capital reserve and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. Below:

I. the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

II. in the event that we disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III. in the event that we reduced our stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital reserve and/or legal earnings reserve (if any);

IV. in the event that capital reserve and/or legal earnings reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V. in the event that we canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

VI. in the event that we distributed dividends after the end of the last fiscal year, the aggregate of the following amounts:

   a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

   b. the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

   c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

VII. the aggregate amounts of a. through c. below, less d. below:

a. in the event that the amount of surplus was reduced and transferred to capital reserve, legal earnings reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that we distributed dividends after the end of the last fiscal year, the amount set aside in our reserve;

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d. in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split or share exchange, less the amount of our other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of our other retained earnings after such merger, corporate split or share exchange, less the amount of our other retained earnings before such merger, corporate split or share exchange.

In Japan, the "ex-dividend" date and the record date for any dividends come before the date a company determines the amount of dividends to be paid.

For information as to Japanese taxes on dividends, see "Taxation—Japanese Taxation."

Capital and Reserves

Under the Company Law, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as capital reserve. We may generally reduce capital reserve and/or legal earnings reserve by resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as stated capital. However, pursuant to our articles of incorporation, such reduction of capital reserve or legal earnings reserve shall be determined by our board of directors if such reduction is made only to replenish a capital deficiency. We may also transfer all or any part of surplus as described in "—Dividends" above to stated capital, capital reserve or legal earnings reserve by resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce our stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as capital reserve. See "—Voting Rights" below for more details regarding these resolutions.

Stock Splits

We may at any time split shares on issue into a greater number of the same class of shares by a resolution of the board of directors. A company which has issued only one class of shares may generally amend its articles of incorporation to increase the number of the authorized shares to be issued up to a number in proportion to the stock split by resolution of the board of directors rather than a special resolution of a general meeting of shareholders, which is otherwise required for amending the articles of incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders and registered pledgees. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to the record date.

Gratuitous Allocation

Under the Company Law, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that, although our treasury stock may be allotted to our shareholders, any such allotment of shares will not accrue to any shares held as treasury stock.

Reverse Stock Split

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of

shareholders. We must give public notice (in addition to providing individual notice to each shareholder and registered pledgee) within a period of not less than one month before the effective date of the reverse stock split that share certificates must be submitted to us for exchange. When a reverse stock split is to be made, we must give notice to each shareholder or public notice of the reverse stock split, at least two weeks prior to the effective date of the reverse stock split.

General Meetings of Shareholders

Our annual general meeting of shareholders is usually held every June in Tokyo, Japan. The record date for an annual general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Company Law and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of our total voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of our total voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders attending such general meeting, by submitting a request to a director at least eight weeks prior to the date set for such meeting.

The Company Law enables a company to amend its articles of incorporation in order to lower the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be considered at a general meeting of shareholders. Our articles of incorporation have not been amended to include standards lower than those otherwise required by the Company Law.

Voting Rights

A shareholder of record is entitled to one vote per share of our common stock, except that neither we nor any corporation, partnership or other similar entity no less than one-quarter of the voting rights of which are directly or indirectly owned by us shall have voting rights. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of our shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Company Law and our articles of incorporation provide that the quorum for the election of directors and statutory auditors is one-third of the total number of voting rights. Our articles of incorporation provide that common stock may not be voted cumulatively for the election of directors. Shareholders of a company having 1,000 or more shareholders or approving a vote in writing at a meeting of the board of directors may exercise voting rights in writing.

The Company Law provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

- any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Company Law);
- a reduction of stated capital, subject to certain exceptions, such as a reduction of capital for the purpose of replenishing capital deficiencies;
- a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders' resolution is not required;
- the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders' resolution is not required;
- the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders' resolution is not required;

- a corporate split, subject to certain exceptions under which a shareholders' resolution is not required;
- a share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships, subject to a certain exceptions under which a shareholders' resolution is not required;
- any issuance or transfer of new shares or existing shares held by us as treasury stock at a "specially favorable" price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a "specially favorable" price or on "specially favorable" conditions to any persons other than shareholders;
- any acquisition by us of our own shares from specific persons other than our subsidiaries;
- a reverse stock split; or
- the removal of a statutory auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at the meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among our shareholders of common stock in proportion to the number of shares they hold, subject to distribution payments for shares with a liquidation preference, if any.

Subscription Rights

Holders of our common stock have no preemptive rights. Authorized but unissued shares of common stock may be issued at such times and on such terms as our board of directors may determine, so long as the limitations described in "—Voting Rights" above with respect to the issuance of new shares at "specially favorable" prices are observed. Our board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case the rights must be given on uniform terms to all holders of shares of common stock as of a record date for which not less than two weeks' prior public notice must be given. Each of the shareholders to whom the rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which the rights expire. The rights to subscribe for new shares may not be transferred. However, the Company Law enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See "—Stock Acquisition Rights" below.

In cases where a particular issuance of new shares violates laws and regulations or our articles of incorporation or will be performed in a manner that is materially unfair, and shareholders may suffer disadvantages therefrom, shareholders may file an injunction with a court of law to enjoin the issuance.

Reports to Shareholders

We provide our shareholders with notices of general meetings of shareholders, annual business reports, including financial statements, and notices of resolutions adopted at the general meetings of shareholders, all of which are in Japanese.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a "specially favorable" price or on "specially favorable" conditions described in "—Voting Rights" above, we may issue stock acquisition rights (*shinkabu yoyakuken*) and bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the annual general meeting of our shareholders is March 31. The record date for interim dividends is September 30. In addition, by a resolution of our board of directors we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.

Acquisition by Us of Our Own Common Stock

We may acquire our own shares:

- by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to a resolution of the board of directors;
- by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; or
- by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

If we acquire shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) the final price at the market trading such shares and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer, any shareholder may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as dividends. See "—Dividends" above for more details regarding this amount.

Shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "—Subscription Rights." We may also utilize our treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Transfer Agent

Our transfer agent, as set forth in our share handling regulations, is Mitsubishi UFJ Trust and Banking Corporation. The address of our transfer agent is 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan.

Sales by Us of Shares Held by Shareholders Whose Addresses are Unknown

We are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in our register of shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if:

- notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder's registered address in our register of shareholders or at the address otherwise notified to us; and
- the shareholder fails to receive dividends on the shares for a continuous period of five or more years at the address registered in our register of shareholders or at the address otherwise notified to us,

we may sell or otherwise dispose of the shareholder's shares at the market price, after giving at least three months' prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

Under the Financial Instruments and Exchange Law of Japan, if any person becomes, solely or jointly, a beneficial holder of more than 5% of our total issued common stock, that shareholder must file with the Director of the relevant Local Finance Bureau of the Ministry of Finance a report of its shareholding within five business days of becoming a holder of more than 5% of our common stock. If there is any subsequent change of 1% or more in the holdings of a holder of more than 5% of our total issued common stock or any change in material matters set out in any reports previously filed, then that shareholder must file a similar report. For this purpose, the calculation of both the number of shares of our common stock held by a given shareholder and the number of shares of our total issued common stock includes shares of common stock issuable on conversion of all outstanding convertible securities and on exercise of all outstanding stock acquisition rights (including bonds with stock acquisition rights) beneficially held, solely or jointly, by that shareholder. The shareholder also must file a copy of the report with us and with all stock exchanges where our shares are listed.

There are other restrictions and reporting requirements on acquisitions of our shares under the Banking Law. See "Supervision and Regulation—FSA Approval Requirement Applicable to Principal Shareholders of Banks."

TAXATION

The following summaries are not intended to be a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of shares by investors. Potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares of our common stock who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this offering circular, and are subject to changes in applicable Japanese laws, taxation treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends from profits we pay with respect to shares of our common stock and we will withhold such tax prior to payment of dividends from profits. The rate of the Japanese withholding tax is:

- 7% for dividends due and payable on or before March 31, 2009, except for dividends paid to any individual shareholder who holds 5% or more of our total issued shares, in which case the applicable rate is 20%; and
- 15% for dividends due and payable on or after April 1, 2009, except for dividends paid to any individual shareholder who holds 5% or more of our total issued shares, in which case the applicable rate is 20%.

Share splits generally are not subject to Japanese income or corporation tax.

Japan has income tax treaties whereby the withholding tax rate may be reduced, generally to 15%, for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. While the income tax treaties with France, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors, under the income tax treaty between Japan and the United States, dividends from profits paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends under the income tax treaty between Japan and the United Kingdom. Japanese tax law in general provides that if the Japanese statutory rate is lower than the maximum rate applicable under the applicable tax treaty, the Japanese statutory rate will apply.

Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on shares of our common stock are required to submit, through us to the relevant tax authority prior to the time the dividend is paid, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends together with any required forms and documents. A standing proxy for a non-resident holder may be used in order that we may submit the application on a non-resident holder's behalf. Any such non-resident holder who does not submit the application in advance of the applicable dividend payment will be entitled to claim a refund from the relevant Japanese tax authorities of withholding taxes withheld in excess of the rate set forth in the applicable tax treaty or the full amount of tax withheld, as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of shares of our common stock outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes.

If we make distributions from sources other than profits, a portion of the payment may be deemed to be dividends from profits, while the rest may constitute capital gains for Japanese tax purposes and generally be subject to the same taxation as that applicable to gains derived from the sale of shares of our common stock.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual shares of our common stock as a legatee, heir or donee, even if the acquiring individual is not a Japanese resident.

United States Taxation

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain United States federal income tax consequences of the ownership of our shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States, or the Treaty, (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with shares held as capital assets. As used herein, the term "United States Holder" means a holder of a share that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as described in Section 7701(a)(30) of the Internal Revenue Code of 1986 have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- an insurance company;
- a tax-exempt organization;
- a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a trader in securities that has elected the mark-to-market method of accounting for its securities;
- a person liable for alternative minimum tax;
- a person who actually or constructively owns 10% or more of our voting stock;
- a partnership or other pass-through entity for United States federal income tax purposes; or
- a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal, state and local income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.**

Taxation of Dividends

Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the shares (including amounts withheld to reflect Japanese withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Japan meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of the foregoing rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Japanese yen will equal the United States dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Japanese yen are converted into United States dollars. If the Japanese yen received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Japanese yen equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as United States source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under "—Japanese Taxation" above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

- have held shares for less than a specified minimum period during which you are not protected from risk of loss, or
- are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new shares or rights so received will generally be determined by allocating your basis in the old shares between the old shares and the new shares or rights received, based on their relative fair market values on the date of distribution.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we may likely be a PFIC for 2008.

In general, we will be a PFIC for any taxable year in which:

- at least 75% of our gross income is passive income, or
- at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the shares,
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our shares in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. It is intended that the shares will be listed on the Jasdaq Securities Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be "regularly traded" for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your shares at the end of the year over your adjusted tax basis in the shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

As discussed under "—Passive Foreign Investment Company" above, if we are a PFIC for any taxable year during which you hold our shares, gain realized by you on the sale or other disposition of such shares would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide an accurate taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

TRANSFER RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the international shares.

The shares offered hereby are being offered in accordance with Rule 144A and Regulation S under the Securities Act. The international shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, the international shares may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except to "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" section that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein.

Shares Offered in Reliance on Rule 144A

Each U.S. purchaser of international shares will be deemed to have represented and agreed as follows:

- the purchaser:
    - is a qualified institutional buyer;
    - is aware that the sale of the shares to it is being made in reliance on Rule 144A; and
    - is acquiring the shares for its own account or for the account of a qualified institutional buyer, as the case may be;
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except:
    - to a person who the purchaser and any person acting on its behalf reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;
    - in an offshore transaction complying with Regulation S; or
    - pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act;

in each case, in accordance with all applicable securities laws of the states of the United States.

No representation is made as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of the international shares offered hereby.

Shares Offered in Reliance on Regulation S

Each purchaser of international shares offered in reliance on Regulation S will be deemed to have represented and agreed as follows:

- the purchaser is acquiring the shares in an offshore transaction in accordance with Regulation S; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act.

CLEARANCE AND SETTLEMENT

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan will apply to shares of our common stock upon the listing of our shares on the Jasdaq Securities Exchange. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depositary under the system, through the institutions participating in the system.

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, *société anonyme*, or Clearstream, and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system which will hold the shares in JASDEC. Settlement for the purchasers of the shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts for each institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the shares, will be responsible for establishing and maintaining accounts for their respective participants and clients having interests in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares except for minimum handling fees as provided for in our share handling regulations. However, holders of book-entry interest in our shares through Euroclear and Clearstream may incur fees normally payable for the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities firm or commercial bank acting as standing proxy will charge certain standard fees. See "Description of Common Stock—General."

Settlement Procedures — Secondary Marketing Trading

Secondary market sales of book-entry interests in our shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear and Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream. Any transfer of interests in our shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear or Clearstream, as applicable, and those of JASDEC and our share handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream will also be conducted in accordance with our share handling regulations, any applicable rules of JASDEC and the rules of the Jasdaq Securities Exchange applicable to listed securities.

Daily Price Fluctuation Limits under the Rules of the Jasdaq Securities Exchange

Share prices on the Jasdaq Securities Exchange are determined on a real-time basis by the equilibrium between bids and offers. The Jasdaq Securities Exchange sets daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day's closing price or special quote. Although transactions may continue at the upward and downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

OFFERING AND SALE

We have entered into an international purchase agreement dated the date of this offering circular with Nomura Holdings, Inc. and the international managers named below with respect to the international shares. Subject to certain conditions, each international manager has, severally but not jointly, agreed to purchase, and we and the international selling shareholder have agreed to sell to the several international managers, the respective numbers of international shares indicated in the following table. Nomura International plc, Morgan Stanley & Co. International plc and Citigroup Global Markets Limited are acting as the international joint lead managers of the international managers.

International Managers	Number of International Shares
Nomura International plc	●
Morgan Stanley & Co. International plc	●
Citigroup Global Markets Limited	●
Mitsubishi UFJ Securities International plc	●
Merrill Lynch International	●
Total	●

Subject to certain conditions, the international managers will purchase the international shares at the purchase price of ¥● per share and offer the international shares at the offer price stated on the front cover page of this offering circular. No selling concession, management commission or underwriting commission will be payable by us or the international selling shareholder with respect to the offering of the international shares. The difference between the offer price and the purchase price for the international shares will be distributed among the international managers in the manner agreed to by them.

We and the selling shareholders have appointed Nomura Securities Co., Ltd., Morgan Stanley Japan Securities Co., Ltd. and Nikko Citigroup Limited to act as joint global coordinators of the global offering.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to their payment to us and the international selling shareholder for the international shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased or the international purchase agreement may be terminated. The international managers are offering the international shares subject to their acceptance of the international shares from us and the international selling shareholder and subject to prior sale. The international purchase agreement provides that the obligations of the several international managers to pay for and accept delivery of the international shares are subject to approval of certain legal matters by their counsel and to certain other conditions.

We have been advised by the international managers that they propose to resell the international shares (a) in the United States, through their respective selling agents, only to qualified institutional buyers in reliance on Rule 144A, and (b) outside the United States in offshore transactions in reliance on Regulation S, and, in each case, in accordance with applicable law. The offer price and the purchase price are the same for the shares offered in reliance on Rule 144A and the shares offered in reliance on Regulation S. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act. Terms used above have meanings given to them by Regulation S and Rule 144A.

We have also entered into an underwriting agreement with certain underwriters, for whom Nomura Securities Co., Ltd., Nikko Citigroup Limited and Morgan Stanley Japan Securities Co., Ltd. are acting as Japanese joint lead managers, and the Japanese selling shareholders named therein providing for the sale by the Japanese selling shareholders of an aggregate of ● existing shares of our common stock in the Japanese offering. The closing of the international offering and the Japanese offering are conditional upon each other. The offer price to investors in the international offering will be the same as the offer price to investors in the Japanese offering. For the purpose of the Japanese offering we have filed a securities registration statement, including amendments, pursuant to the Financial Instruments and Exchange Law of Japan.

In addition, Nomura Securities Co., Ltd. may over-allot up to 10,000 shares in the Japanese offering. In connection with the offering of the over-allotted shares, Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Nikko Cordial Corporation pursuant to which Nikko Cordial Corporation has agreed to lend Nomura Securities Co., Ltd. up to an aggregate of 10,000 shares of our common stock solely to cover the over-allotment, if any, in the Japanese offering. Furthermore, Nomura Securities Co., Ltd. has an option, exercisable until March 25, 2008, to purchase up to 10,000 shares of our common stock from Nikko Cordial Corporation solely for the purpose of satisfying the obligation of Nomura

Securities Co., Ltd. to return the shares borrowed from Nikko Cordial Corporation. During the period beginning on February 29, 2008 and ending on March 19, 2008, Nomura Securities Co., Ltd. may purchase shares of our common stock in the open market in lieu of purchasing from Nikko Cordial Corporation all or part of the 10,000 shares mentioned in the preceding sentence, which purchase will be conducted by Nomura Securities Co., Ltd. in consultation with Nikko Citigroup Limited and Morgan Stanley Japan Securities Co., Ltd. and in compliance with all applicable laws.

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an agreement between syndicates pursuant to which, among other things, the Japanese underwriters may sell to the international managers such number of shares as is determined by the joint global coordinators in consultation with the international joint lead managers and the Japanese joint lead managers. To the extent there are sales of shares among the international managers and the Japanese underwriters pursuant to the agreement between syndicates and in compliance with any applicable laws, regulations and rules, the number of shares initially available for sale by the international managers and the Japanese underwriters may be more or less than the numbers appearing on the cover page of this offering circular.

Up to 5% of the shares to be sold in the Japanese offering will be available for purchase by our employee stock ownership association at the offer price stated on the front cover page of this offering circular.

Selling Restrictions

General

Pursuant to the agreement between syndicates, as part of the distribution of shares and subject to certain exceptions, the international managers will neither purchase, directly or indirectly, any shares for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares in Japan or to any Japanese person, and the Japanese underwriters will neither purchase, directly or indirectly, any shares for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares outside Japan or to any person or entity other than a Japanese person.

The international joint lead managers have advised us that the international managers have entered into an agreement among international managers in which they have agreed to sell shares in the international offering only as described in that agreement and in this offering circular, and in all cases in accordance with applicable securities laws.

United States

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. United States affiliates of the international managers may arrange for the sale of a portion of the international shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and each U.S. purchaser of international shares is hereby notified that the offer and sale of international shares to it is being made in reliance upon that exemption. The offering of the international shares outside the United States will be made in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the international offering, an offer or sale of shares within the United States by a dealer (whether or not participating in the global offering) may violate the registration requirements of the Securities Act if the offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

European Economic Area

Each international manager has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of international shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of international shares to the public in that Relevant Member State at any time:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(4) in any other circumstances falling within Article 3(2) of the Prospectus Directive; and

provided that no such offer of international shares referred to in (1) to (4) above shall result in a requirement for the publication by us or any other international manager of a prospectus pursuant to the Prospectus Directive.

For the purposes of this provision, the expression an "offer of international shares to the public" in relation to any international shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the international shares to be offered so as to enable an investor to decide to purchase or subscribe for the international shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each international manager has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) ("FSMA")) received by it in connection with the issue or sale of the international shares in circumstances in which section 21 of FSMA does not apply to us; and

(2) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

Italy

The offering of the international shares has not been registered with the *Commissione Nazionale per la societa e la Borsa* ("CONSOB") (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, the international shares have not been and will not be offered, sold or delivered nor any copies of this offering circular or any other document or offering material relating to the international shares have been or will be distributed in the Republic of Italy ("Italy") in a solicitation to the public at large (*sollecitazione all'investimento*), other than:

(i) to professional investors (*operatori qualificati*) as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended ("Regulation No. 11522"), pursuant to article 30, second paragraph, of Italian legislative decree No. 58 of February 24, 1998 (the "Financial Services Act"), and/or to "Qualified Investors" pursuant to article 100 of the Financial Services Act and to article 2(e) of Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003; or

(ii) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, as provided under the Financial Services Act or CONSOB Regulation No. 11971 of May 14, 1999, as amended,

provided that, in any case, the offer or sale of the international shares in Italy shall be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, the international shares may not be offered, sold or delivered and neither this offering circular nor any other material relating to the international shares may be distributed or made available in Italy unless such offer, sale or delivery of the international shares or distribution or availability of copies of this offering circular or any other material relating to the international shares in Italy is:

(i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the "Italian Banking Act"), Regulation No. 11522, and any other applicable laws and regulations;

(ii) in compliance with article 129 of the Italian Banking Act pursuant to which the Bank of Italy may require the issuer or offerors of securities to submit periodical summarized notices (*segnalazioni*

periodiche a carattere consuntivo) detailing data and information on the securities issued or offered in Italy, or abroad by Italian issuers, in order to acquire information on the development of the characteristics of the securities and financial markets;

(iii) in compliance with the banking transparency requirements set forth in the Italian Banking Act and the implementing regulations and decrees; and

(iv) in compliance with any other applicable requirement or limitation which may be imposed from time to time by CONSOB or the Bank of Italy.

Japan

Each international manager has represented and agreed that the international shares have not been and will not be registered under the Financial Instruments and Exchange Law and that the international shares which it purchases will be purchased by it as principal and that, in connection with the international offering and distribution of the international shares, neither such international manager nor any person acting on its behalf has offered or sold, or will offer or sell, any international shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except (a) pursuant to an exemption from the registration requirements of, and from the requirements to deliver a prospectus under, the Financial Instruments and Exchange Law, if any, and (b) otherwise in compliance with any other applicable requirements of Japanese law.

Hong Kong

Each international manager has represented and agreed that the international shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the international shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Each international manager has acknowledged that this offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each international manager has represented, warranted and agreed that it has not circulated or distributed nor will it circulate or distribute this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the international shares nor has it offered or sold any shares or caused the international shares to be made the subject of an invitation for subscription or purchase nor will it offer or sell the international shares or cause the shares to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that

such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Stamp Taxes and Other Charges

Buyers of international shares sold by the international managers may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offer price.

Lock-up Agreements

We have agreed, during the period beginning on the date of this offering circular and ending on the date 180 calendar days after the date of the listing of our shares on the Jasdaq Securities Exchange, without the prior written consent of the joint global coordinators, not to, and not to permit any entities over which we exercise management control or any persons acting at our direction to, (i) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of any shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock; provided, however, that the restrictions described in this paragraph shall not apply to:

- our shares to be issued or transferred by us by way of stock split;
- the issue of stock acquisition rights to our directors, statutory auditors or employees (provided, however, that the exercise period for any such stock acquisition rights commences after the end of the 180-day lock-up period); or
- our sale of treasury stock in the international offering.

Seven-Eleven Japan Co, Ltd., Ito-Yokado Co., Ltd., York-Benimaru Co., Ltd., Life Foods Co., Ltd. and the selling shareholders in the Japanese offering not selling their entire holdings of our shares in the global offering have agreed, during the period beginning on the date of this offering circular and ending on the date 180 calendar days after the date of the listing of our shares on the Jasdaq Securities Exchange, without the prior written consent of the joint global coordinators, not to, and not to permit any persons over which such shareholder exercises management control or any persons acting at such shareholder's direction to, (i) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of any shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other class of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other class of our capital stock; provided, however, that the restrictions described in this paragraph shall not apply to:

- the sale or transfer of our common stock to us in a share buy-back by us pursuant to Articles 156, 160 or 165 of the Company Law;

provided, however, further that, with respect to the selling shareholders in the Japanese offering, the restrictions described in this paragraph shall not apply to:

- the shares to be sold by such selling shareholder in the Japanese offering;

- the lending of shares of our common stock by Nikko Cordial Corporation under the share borrowing agreement to be entered into between Nikko Cordial Corporation and Nomura Securities Co., Ltd. in connection with the offering of over-allotted shares and the acquisition by Nomura Securities of our shares under the share borrowing agreement; or

- (for Nikko Cordial Corporation and those selling shareholders that are Japanese banks or insurance companies only) transactions:
    - consisting of contribution to the trust assets of a special stock investment trust;
    - for a trust account;
    - for a special account;
    - for a corporate investment fund;
    - related to our shares held by such selling shareholder as collateral or our shares delivered to such selling shareholder by any other person as collateral; or
    - for customers of discretionary investment contracts.

Nomura Holdings, Inc. and Corporate Value-up Fund Investment LPS will no longer own any shares of our common stock as a result of the global offering.

Absence of a Public Market

Prior to the global offering, there has been no public market for our common stock inside or outside Japan. The offer price has been determined by agreement among us, the selling shareholders and the joint global coordinators. Among the factors considered in determining the offer price were prevailing market conditions, our historical performance, assessment of our management and business prospects and considerations of those factors in relation to market valuations of companies in related businesses.

Delivery

Payment for the shares of treasury stock to be sold in the international offering will be made in yen for value on or about February 28, 2008 (Tokyo time), payment for the shares to be sold by the international selling shareholder will be made in yen for value on or about February 29, 2008 (Tokyo time), and delivery of the shares to be sold in the international offering will be made through the facilities of JASDEC, in Tokyo, on or about February 29, 2008 (Tokyo time). See "Clearance and Settlement."

Indemnification

The international purchase agreement provides that we will indemnify the international managers and their affiliates against specified liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the international shares, and will contribute to payments the international managers and their affiliates may be required to make in respect of those liabilities. The international purchase agreement also provides that the international selling shareholder will agree to similar indemnification and contribution obligations with respect to information included in this offering circular.

Other Relationships

Certain of the international managers, the Japanese underwriters or their affiliates have provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates and for the selling shareholders and their affiliates, for which they have received or may receive, as the case may be, customary compensation.

Nomura Securities Co., Ltd., one of the joint global coordinators, and Nomura International plc, one of the international joint lead managers, are both consolidated subsidiaries of Nomura Holdings, Inc., one of the selling shareholders. Nikko Citigroup Limited, one of the joint global coordinators, is a consolidated subsidiary of Nikko Cordial Corporation, one of the selling shareholders. In addition, Citigroup Global Markets Limited, one of the international joint lead managers, is an affiliate of Nikko Cordial Corporation.

Certain legal matters with respect to the international offering will be passed upon for us and for the selling shareholders by Nishimura & Asahi and for the international managers by Anderson Mori & Tomotsune, in each case in respect of Japanese law. Certain legal matters with respect to the international offering will be passed upon for us and the international selling shareholder by Simpson Thacher & Bartlett LLP and for the international managers by Sullivan & Cromwell LLP, in each case in respect of New York state and U.S. federal securities law.

INDEPENDENT AUDITORS

ChuoAoyama PricewaterhouseCoopers, our independent auditors for the fiscal years ended March 31, 2005 and 2006, audited our Japanese-language annual financial statements as of and for the fiscal years ended March 31, 2005 and 2006 originally prepared pursuant to the Securities and Exchange Law of Japan and published in Japan, as stated in their reports included therein, English translations of which are included in this offering circular. On May 10, 2006, the Financial Services Agency of Japan issued an order which prohibited ChuoAoyama PricewaterhouseCoopers from acting as an independent auditor under the Company Law during the period from July 1, 2006 to August 31, 2006. From September 1, 2006 ChuoAoyama PricewaterhouseCoopers was renamed Misuzu Audit Corp. Misuzu Audit Corp. announced on February 20, 2007 that it had reached a basic agreement with three other major audit corporations in Japan to transfer the whole or a part of its partners and staff to those audit corporations around the end of July 2007, due mainly to its involvement in audits of certain Japanese listed companies which were facing allegations of improper accounting. In July 2007, Misuzu Audit Corp. terminated its auditing activities and dissolved its business. As a result, we are not able to obtain certain customary procedural assurances from Misuzu Audit Corp., including a current audit report with respect to our financial statements for the fiscal years ended March 31, 2005 and 2006.

Misuzu Audit Corp. and KPMG AZSA & Co., our joint independent auditors for the fiscal year ended March 31, 2007, jointly audited our Japanese-language annual financial statements as of and for the fiscal year ended March 31, 2007 originally prepared pursuant to the Securities and Exchange Law and published in Japan, as stated in their report included therein, an English translation of which is included in this offering circular.

Our English-language annual financial statements as of and for the fiscal year ended March 31, 2007, included in this offering circular, were audited by KPMG AZSA & Co., our current independent auditors, as stated in their report included therein.

INDEX TO FINANCIAL STATEMENTS

Annual Financial Statements

English Translations of Financial Statements as of and for the Fiscal Years Ended March 31, 2005, 2006 and 2007, Prepared pursuant to the Securities and Exchange Law of Japan and Published in Japan

Report of Independent Auditors as of and for the Fiscal Year Ended March 31, 2005 .... F-3

Report of Independent Auditors as of and for the Fiscal Year Ended March 31, 2006 .... F-4

Report of Independent Auditors as of and for the Fiscal Year Ended March 31, 2007 .... F-5

Balance Sheets as of March 31, 2005, 2006 and 2007 .... F-6

Statements of Income for the Fiscal Years Ended March 31, 2005, 2006 and 2007 .... F-8

Statement of Deficit for the Fiscal Year Ended March 31, 2005 .... F-10

Appropriation Statement for the Fiscal Year Ended March 31, 2006 .... F-10

Statement of Changes in Net Assets for the Fiscal Year Ended March 31, 2007 .... F-11

Statements of Cash Flows for the Fiscal Years Ended March 31, 2005, 2006 and 2007 .... F-13

Notes to Financial Statements as of and for the Fiscal Year Ended March 31, 2005 .... F-14

Notes to Financial Statements as of and for the Fiscal Year Ended March 31, 2006 .... F-24

Notes to Financial Statements as of and for the Fiscal Year Ended March 31, 2007 .... F-34

Supporting Schedules as of and for the Fiscal Year Ended March 31, 2006 .... F-46

Supporting Schedules as of and for the Fiscal Year Ended March 31, 2007 .... F-49

Main Components of Assets and Liabilities (Unaudited) as of March 31, 2006 and 2007 .... F-54

Financial Statements as of and for the Fiscal Year Ended March 31, 2007

Report of Independent Auditors F-55

Balance Sheet as of March 31, 2007 .... F-56

Statement of Income for the Fiscal Year Ended March 31, 2007 .... F-58

Statement of Changes in Net Assets for the Fiscal Year Ended March 31, 2007 .... F-59

Statement of Cash Flows for the Fiscal Year Ended March 31, 2007 .... F-61

Notes to Financial Statements F-62

Interim Financial Statements (Unaudited)

Financial Statements as of and for the Six-month Periods Ended September 30, 2007 and 2006

Interim Balance Sheets as of September 30, 2007 and 2006 .... S-2

Interim Statements of Income for the Six-month Periods Ended September 30, 2007 and 2006 .... S-4

Interim Statements of Changes in Net Assets for the Six-month Periods Ended September 30, 2007 and 2006 .... S-5

Interim Statements of Cash Flows for the Six-month Periods Ended September 30, 2007 and 2006 .... S-8

Notes to Interim Financial Statements S-9

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INDEPENDENT AUDITORS' REPORT

November 1, 2006

Seven Bank, Ltd.
President and Representative Director
Mr. Takashi Anzai

Misuzu Audit Corp.
Kazuhiro Hara (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tomomitsu Umezu (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprised of the balance sheet and the statements of income, deficit and cash flows, of Seven Bank, Ltd. (the "Company"), as of March 31, 2005 and for the year from April 1, 2004 to March 31, 2005, representing the Company's "Financial Condition", in accordance with Article 193-2 of the Securities and Exchange Law. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

INDEPENDENT AUDITORS' REPORT

November 1, 2006

Seven Bank, Ltd.
President and Representative Director
Mr. Takashi Anzai

Misuzu Audit Corp.
Kazuhiro Hara (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tomomitsu Umezu (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprised of the balance sheet, the statements of income, appropriation and cash flows and the related supporting schedules, of Seven Bank, Ltd. (the "Company"), as of March 31, 2006 and for the year from April 1, 2005 to March 31, 2006, representing the Company's "Financial Condition", in accordance with Article 193-2 of the Securities and Exchange Law. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

Additional explanatory information

The Company approved a reduction in its capital and a transfer of the entire amount of such decrease to its capital reserve at its ordinary general meeting of shareholders held on June 16, 2006 as mentioned in "Significant subsequent events."

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

INDEPENDENT AUDITORS' REPORT

June 22, 2007

Seven Bank, Ltd.
The Board of Directors

Misuzu Audit Corp.
Kazuhiro Hara (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tomomitsu Umezu (Seal)
Designated and Engagement Partner
Certified Public Accountant

KPMG AZSA & Co.
Toraki Inoue (Seal)
Designated and Engagement Partner
Certified Public Accountant

Youichi Ozawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprised of the balance sheet, the statements of income, changes in net assets and cash flows, and the related supporting schedules, of Seven Bank, Ltd. (the "Company"), as of March 31, 2007 and for the year from April 1, 2006 to March 31, 2007, representing the Company's "Financial Condition", in accordance with Article 193-2 of the Securities and Exchange Law. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

Additional explanatory information

The Company provided for a reserve for losses on cancellation of leases from this fiscal year as mentioned in "Significant Accounting Policies."

Our firms and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

BALANCE SHEETS

Category	Notes	Fiscal year 2004 (as of March 31, 2005) Amount (Millions of yen)	%	Fiscal year 2005 (as of March 31, 2006) Amount (Millions of yen)	%	Fiscal year 2006 (as of March 31, 2007) Amount (Millions of yen)	%	Fiscal year 2006 (as of March 31, 2007) *Amount (Thousands of U. S. dollars)*
Assets								
Cash and due from banks		¥ 240,797	76.86	¥ 253,117	70.75	¥ 254,757	47.82	*$ 2,158,049*
Cash		179,000		222,528		242,556		*2,054,695*
Due from banks		61,797		30,589		12,200		*103,354*
Call loans		–	–	–	–	94,500	17.74	*800,508*
Securities	*2	26,012	8.30	53,571	14.82	78,338	14.70	*663,608*
Japanese government bonds		19,998		47,568		78,194		*662,388*
Japanese government-guaranteed bonds		6,014		6,002		–		–
Stocks		–		–		144		*1,220*
Other assets		42,844	13.68	52,846	14.63	80,384	15.09	*680,934*
Prepaid expenses		89		206		263		*2,230*
Prepaid pension cost		58		68		84		*715*
Accrued income		4,347		5,706		6,562		*55,590*
Derivatives other than for trading		–		121		24		*208*
ATM-related temporary payments		–		35,127		72,783		*616,545*
Temporary payments		26,755		–		–		–
Software		7,666		10,295		–		–
Software-related temporary accounts		3,904		858		–		–
Other		21		461		666		*5,646*
Premises and equipment	*1	663	0.21	928	0.26	–	–	–
Land, buildings and equipment		349		579		–		–
Guarantee deposits and foregifts		314		349		–		–
Tangible fixed assets	*1	–	–	–	–	9,024	1.69	*76,448*
Buildings		–		–		237		*2,014*
Construction in progress		–		–		133		*1,128*
Other tangible fixed assets		–		–		8,653		*73,306*
Intangible fixed assets		–	–	–	–	13,677	2.57	*115,859*
Software		–		–		10,988		*93,081*
Software-related temporary accounts		–		–		2,671		*22,634*
Other intangible fixed assets		–		–		17		*144*
Deferred tax assets		3,049	0.97	920	0.25	2,145	0.40	*18,173*
Allowance for credit losses		(61)	(0.02)	(45)	(0.01)	(70)	(0.01)	*(600)*
Total assets		¥ 313,305	100.00	¥ 361,338	100.00	¥ 532,757	100.00	*$ 4,512,979*

(Continued on following page.)

Category	Notes	Fiscal year 2004 (as of March 31, 2005) Amount (Millions of yen)	%	Fiscal year 2005 (as of March 31, 2006) Amount (Millions of yen)	%	Fiscal year 2006 (as of March 31, 2007) Amount (Millions of yen)	%	*Amount (Thousands of U.S. dollars)*
Liabilities								
Deposits	*4	¥ 124,776	39.83	¥ 181,770	50.30	¥ 187,836	35.26	*$ 1,591,161*
Ordinary deposits		124,697		177,981		171,707		*1,454,534*
Time deposits		–	–	3,723		15,955		*135,158*
Other deposits		79		65		173		*1,469*
Negotiable certificates of deposits	*4	65,000	20.75	15,110	4.17	87,300	16.39	*739,517*
Borrowed money		40,000	12.77	65,000	17.99	65,000	12.20	*550,614*
Bonds		15,000	4.79	15,000	4.15	75,000	14.08	*635,324*
Other liabilities		11,792	3.77	17,100	4.73	40,941	7.68	*346,816*
Income taxes payable		210		4,006		7,799		*66,065*
Accrued expenses		2,686		3,125		3,412		*28,905*
Unearned income		70		26		32		*276*
Derivatives other than for trading		580		–		–		–
ATM-related temporary advances		–		8,833		19,155		*162,270*
Temporary advances		6,045		–		–		–
Accrued expenses for commitment liabilities		–		–		8,238		*69,786*
Other		2,198		1,108		2,303		*19,514*
Reserve for bonuses		121	0.04	148	0.04	199	0.04	*1,688*
Reserve for retirement benefits for directors and statutory auditors		107	0.03	128	0.03	231	0.04	*1,959*
Reserve for losses on cancellation of leases		–	–	–	–	2,310	0.43	*19,573*
Reserve for losses on relocation of business establishment		–	–	–	–	87	0.02	*745*
Total liabilities		256,797	81.96	294,257	81.44	458,907	86.14	*3,887,397*
Stockholders' equity								
Common stock		61,000	19.47	61,000	16.88	–	–	–
Retained earnings		(4,501)	(1.44)	6,089	1.68	–	–	–
Accumulated losses		4,501		–		–	–	–
Accumulated earnings		–		6,089		–		–
Net unrealized gains (losses) on available-for-sale securities, net of taxes		9	0.01	(8)	(0.00)	–	–	–
Total stockholders' equity		56,508	18.04	67,080	18.56	–	–	–
Total liabilities and stockholders' equity		¥ 313,305	100.00	¥ 361,338	100.00	–	–	–
Net assets								
Common stock		–	–	–	–	30,500	5.72	*258,365*
Capital surplus		–	–	–	–	30,505	5.73	*258,416*
Capital reserve		–		–		30,500		*258,365*
Other capital surplus		–		–		5		*51*
Retained earnings		–	–	–	–	18,756	3.52	*158,889*
Other retained earnings		–		–		18,756		*158,889*
Retained earnings brought forward		–		–		18,756		*158,889*
Treasury stock		–	–	–	–	(5,901)	(1.11)	*(49,992)*
Total stockholders' equity		–	–	–	–	73,861	13.86	*625,678*
Net unrealized losses on available-for-sale securities, net of taxes		–	–	–	–	(11)	(0.00)	*(96)*
Total valuation and translation adjustments		–	–	–	–	(11)	(0.00)	*(96)*
Total net assets		–	–	–	–	73,849	13.86	*625,582*
Total liabilities and net assets		–	–	–	–	¥ 532,757	100.00	*$ 4,512,979*

STATEMENTS OF INCOME

Category	Notes	Fiscal year 2004 (from April 1, 2004 to March 31, 2005) Amount (Millions of yen)	%	Fiscal year 2005 (from April 1, 2005 to March 31, 2006) Amount (Millions of yen)	%	Fiscal year 2006 (from April 1, 2006 to March 31, 2007) Amount (Millions of yen)	%	Fiscal year 2006 *Amount (Thousands of U.S. dollars)*
Ordinary income		¥ 47,967	100.00	¥ 64,612	100.00	¥ 75,427	100.00	*$ 638,946*
Interest income		26		78		422		*3,577*
Interest and dividends on securities		25		78		284		*2,412*
Interest on call loans		–		–		116		*989*
Interest on deposits with banks		0		0		20		*176*
Fees and commissions income		47,917		63,973		74,875		*634,269*
Remittance-related fee income		215		293		365		*3,096*
ATM-related fee income		45,877		61,957		73,124		*619,438*
Other fees and commissions		1,824		1,722		1,385		*11,735*
Other operating income		–		444		–		–
Gains on financial derivatives		–		444		–		–
Other ordinary income		23		116		129		*1,100*
Other		23		116		129		*1,100*
Ordinary expenses		37,892	79.00	45,203	69.96	50,405	66.83	*426,985*
Interest expenses		446		634		1,534		*13,001*
Interest on deposits		33		45		224		*1,900*
Interest on negotiable certificates of deposit		24		16		192		*1,634*
Interest on call money		1		2		28		*243*
Interest on borrowed money and rediscounts		255		438		661		*5,600*
Interest on bonds		131		132		427		*3,624*
Fees and commissions expenses		3,753		4,845		6,491		*54,987*
Remittance-related fee expenses		79		108		155		*1,320*
ATM placement fee expenses		3,554		4,556		6,150		*52,102*
ATM-related fee expenses		104		134		158		*1,341*
Other fees and commissions		14		47		26		*224*
Other operating expenses		518		68		653		*5,537*
Losses on redemption of bonds		–		68		105		*890*
Amortization of bond issuance expenses		–		–		246		*2,090*
Losses on financial derivatives		518		–		301		*2,557*
General and administrative expenses		33,002		39,565		41,574		*352,178*
Other ordinary expenses		171		88		151		*1,282*
Provision for allowance for credit losses		50		–		25		*213*
Other		121		88		126		*1,069*
Ordinary profit		¥ 10,075	21.00	¥ 19,409	30.04	¥ 25,021	33.17	*$ 211,961*

(Continued on following page.)

Category	Notes	Fiscal year 2004 (from April 1, 2004 to March 31, 2005)		Fiscal year 2005 (from April 1, 2005 to March 31, 2006)		Fiscal year 2006 (from April 1, 2006 to March 31, 2007)		
		Amount (Millions of yen)	%	Amount (Millions of yen)	%	Amount (Millions of yen)	%	*Amount (Thousands of U.S. dollars)*
Extraordinary gains		¥ –	–	¥ 15	0.02	¥ –	–	*$ –*
Gains on reversal of allowance for credit losses		–	–	15	–	–	–	–
Extraordinary losses		130	0.27	2,823	4.37	4,012	5.32	*33,992*
Losses on disposal of premises and equipment		0		47		–		–
Losses on disposal of software		–		1,702		–		–
Losses on disposal of fixed assets		–		–		77		*659*
Losses on cancellation of leases		–		–		1,396		*11,827*
Provision for reserve for losses on cancellation of leases		–		–		2,310		*19,573*
Other extraordinary losses	*1	130		1,072		228		*1,933*
Income before income taxes		9,944	20.73	16,601	25.69	21,009	27.85	*177,969*
Current income taxes		10	0.02	3,870	5.99	9,564	12.68	*81,022*
Deferred income taxes		(910)	(1.90)	2,141	3.31	(1,223)	(1.62)	*(10,360)*
Net income		10,843	22.61	10,590	16.39	¥ 12,667	16.79	*$ 107,307*
Losses carried forward		15,345		4,501				
Accumulated losses		¥ 4,501		–				
Accumulated earnings				¥ 6,089				

STATEMENT OF DEFICIT

Category	Notes	Fiscal year 2004 (Approved by general meeting of shareholders on June 17, 2005) Amount (Millions of yen)
Accumulated losses		¥ 4,501
Profit appropriation		–
Losses carried forward		¥ 4,501

APPROPRIATION STATEMENT

Category	Notes	Fiscal year 2005 (Approved by general meeting of shareholders on June 16, 2006) Amount (Millions of yen)
Accumulated earnings		¥ 6,089
Profit appropriation		–
Retained earnings brought forward		¥ 6,089

STATEMENT OF CHANGES IN NET ASSETS

Fiscal year 2006 (From April 1, 2006 to March 31, 2007)

	Millions of yen						
	Stockholders' equity						
		Capital surplus			Retained earnings		
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2006	¥61,000	¥ –	¥ –	¥ –	¥ 6,089	¥ –	¥ 67,089
Changes in items during the period:							
Transfer to capital surplus from common stock	(30,500)	30,500	–	30,500	–	–	–
Net income	–	–	–	–	12,667	–	12,667
Purchase of treasury stock	–	–	–	–	–	(5,940)	(5,940)
Disposal of treasury stock	–	–	5	5	–	38	44
Net changes in items other than stockholders' equity	–	–	–	–	–	–	–
Total changes in items during the period	(30,500)	30,500	5	30,505	12,667	(5,901)	6,772
Balance as of March 31, 2007	¥30,500	¥30,500	¥ 5	¥30,505	¥18,756	¥(5,901)	¥ 73,861

	Millions of yen		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	¥ (8)	¥ (8)	¥67,080
Changes in items during the period:			
Transfer to capital surplus from common stock	–	–	–
Net income	–	–	12,667
Purchase of treasury stock	–	–	(5,940)
Disposal of treasury stock	–	–	44
Net changes in items other than stockholders' equity	(2)	(2)	(2)
Total changes in items during the period	(2)	(2)	6,769
Balance as of March 31, 2007	¥ (11)	¥ (11)	¥73,849

(Continued on following page.)

	Thousands of U.S. dollars						
	Stockholders' equity						
		Capital surplus			Retained earnings		
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2006	$516,730	$ –	$ –	$ –	$ 51,582	$ –	$ 568,312
Changes in items during the period:							
Transfer to capital surplus from common stock	(258,365)	258,365	–	258,365	–	–	–
Net income	–	–	–	–	107,307	–	107,307
Purchase of treasury stock	–	–	–	–	–	(50,318)	(50,318)
Disposal of treasury stock	–	–	51	51	–	326	377
Net changes in items other than stockholders' equity	–	–	–	–	–	–	–
Total changes in items during the period	(258,365)	258,365	51	258,416	107,307	(49,992)	57,366
Balance as of March 31, 2007	$258,365	$258,365	$ 51	$258,416	$158,889	$(49,992)	$ 625,678

	Thousands of U.S. dollars		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	$ (72)	$ (72)	$568,240
Changes in items during the period:			
Transfer to capital surplus from common stock	–	–	–
Net income	–	–	107,307
Purchase of treasury stock	–	–	(50,318)
Disposal of treasury stock	–	–	377
Net changes in items other than stockholders' equity	(24)	(24)	(24)
Total changes in items during the period	(24)	(24)	57,342
Balance as of March 31, 2007	$ (96)	$ (96)	$625,582

STATEMENTS OF CASH FLOWS

Category	Notes	Fiscal year 2004 (from April 1, 2004 to March 31, 2005) Amount (Millions of yen)	Fiscal year 2005 (from April 1, 2005 to March 31, 2006) Amount (Millions of yen)	Fiscal year 2006 (from April 1, 2006 to March 31, 2007) Amount (Millions of yen)	Fiscal year 2006 Amount (*Thousands of U.S. dollars*)
Cash flows from operating activities:					
Income before income taxes		¥ 9,944	¥ 16,601	¥ 21,009	*$ 177,969*
Depreciation of fixed assets		3,574	4,311	5,412	*45,852*
Net change in allowance for credit losses		50	(15)	25	*214*
Net change in reserve for losses on cancellation of leases		–	–	2,310	*19,573*
Net change in reserve for losses on relocation of business establishment		–	–	87	*745*
Interest income		(26)	(78)	(422)	*(3,577)*
Interest expenses		446	634	1,534	*13,001*
Net losses on securities transactions		–	68	105	*890*
Net losses on disposal of premises and equipment		0	47	–	–
Net losses on disposal of fixed assets		–	–	77	*659*
Net change in deposits		2,334	56,993	6,065	*51,385*
Net change in negotiable certificates of deposit		–	(49,890)	72,190	*611,521*
Net change in borrowed money		35,000	25,000	–	–
Net change in call loans		–	–	(94,500)	*(800,508)*
Proceeds from issuance and maturity of ordinary bonds		–	–	60,000	*508,259*
Net change in ATM-related temporary accounts		(6,632)	(5,587)	(27,332)	*(231,535)*
Interest received		18	292	418	*3,544*
Interest paid		(361)	(561)	(1,144)	*(9,697)*
Other-net		1,513	(594)	(302)	*(2,563)*
Subtotal		45,862	47,223	45,535	*385,732*
Income taxes paid		(10)	(10)	(5,784)	*(49,002)*
Net cash provided by operating activities		45,851	47,212	39,750	*336,730*
Cash flows from investing activities:					
Purchases of securities		(31,998)	(123,394)	(162,178)	*(1,373,809)*
Proceeds from maturity of securities		28,000	95,500	145,500	*1,232,529*
Purchases of premises and equipment		(145)	(214)	–	–
Proceeds from sales of premises and equipment		36	–	–	–
Purchases of software		(4,675)	(6,784)	–	–
Purchases of tangible fixed assets		–	–	(10,178)	*(86,225)*
Purchases of intangible fixed assets		–	–	(5,358)	*(45,391)*
Net cash used in investing activities		(8,783)	(34,892)	(32,215)	*(272,896)*
Cash flows from financing activities:					
Purchases of treasury stock		–	–	(5,940)	*(50,318)*
Proceeds from disposal of treasury stock		–	–	44	*377*
Net cash used in financing activities		–	–	(5,895)	*(49,941)*
Effect of exchange rate changes on cash and cash equivalents		–	–	–	–
Net increase in cash and cash equivalents		37,068	12,319	1,640	*13,893*
Cash and cash equivalents at the beginning of the year		203,729	240,797	253,117	*2,144,156*
Cash and cash equivalents at the end of the year		¥ 240,797	¥ 253,117	¥ 254,757	*$ 2,158,049*

Significant Accounting Policies

Fiscal Year 2004 (from April 1, 2004 to March 31, 2005)

1. The evaluation standard and evaluation method for securities

Securities with fair market values are carried at their fiscal year-end fair market value (cost of securities sold is calculated using primarily the moving-average method).

Net unrealized gains or losses on these securities, net of taxes, are included in stockholders' equity.

2. The evaluation standard and evaluation method for derivatives

Derivative transactions are carried at fair value.

3. Method for the depreciation of fixed assets

(1) Premises and equipment

Premises and equipment are carried at cost. Premises and equipment are depreciated using the declining-balance method over the estimated useful lives of the assets. However, depreciation for buildings, other than the fixtures attached to them, is computed using the straight-line method.

Estimated useful lives of major items are as follows:

Buildings:	6-18 years
Equipment:	3-20 years

(2) Software

Software is depreciated using the straight-line method. Software utilized by Seven Bank, Ltd. (the "Bank") is depreciated over the period in which it is expected to be utilized (five years).

4. Accounting method for reserves

(1) Allowance for credit losses

An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write offs and provisions.

The Bank classifies its obligors into five categories. All credits are classified into five categories for self-assessment purposes such as "normal obligors," "watch obligors," "bankruptcy risk obligors," "substantially bankrupt obligors," and "bankrupt obligors."

For credits to obligors classified as normal obligors or watch obligors, the allowance for credit losses is provided based on the Bank's estimated rate of credit losses.

For credits to obligors classified as bankruptcy risk obligors, the allowance for credit losses is provided for estimated unrecoverable amounts determined after evaluating the obligor's overall financial condition.

For credits to obligors classified as substantially bankrupt obligors or bankrupt obligors, the allowance for credit losses is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office.

The allowance is provided based on the results of these assessments.

The Bank records a reserve for bonuses for employees in the amount of estimated bonuses, attributable to the relevant fiscal year.

(3) Employees' severance and retirement benefits

The reserve for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of pension plan assets at the fiscal year-end.

In addition, in fiscal year 2004, the Bank appropriated a surplus in "prepaid pension cost," because plan assets exceeded the adjusted balance of "unrecognized prior service costs" and "unrecognized net actuarial difference" under "projected benefit obligation."

Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial deference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(4) Reserve for retirement benefits for directors and statutory auditors

The reserve for retirement benefits for directors and statutory auditors is provided in an amount equal to the amount of the aggregate retirement benefits payable if they retire from their positions by the balance sheet date under the Bank's internal guidelines.

5. Accounting method for lease transactions

(Accounting for certain lease transactions)

Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

6. Accounting method for consumption tax

National and local consumption taxes for the Bank are accounted for using the tax-excluded method.

7. The scope of funds (cash and cash equivalents) included in the cash-flow statement

For the purpose of the statement of cash flows, cash and cash equivalents represent cash and due from banks.

Accounting Changes

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

"Retirement benefits for directors and statutory auditors" have been charged to income as incurred.

In fiscal year 2004, the Bank changed its method of accounting to provide for a "Reserve for Retirement benefits for directors and statutory auditors" in an amount to be reasonably estimated in accordance with the Bank's internal regulations.

This change was made in order to achieve a more appropriate presentation of the financial position of the Bank, because the future resignation of such officers can be anticipated.

Under this change, ¥28 million from the fiscal year 2004 was included in "other ordinary expenses" and ¥78 million from the previous fiscal year was included in "other extraordinary losses."

Compared to the prior fiscal year, the effect of this change for fiscal year 2004 was a ¥28 million decrease in "ordinary profit" and a ¥107 million decrease in "net income."

Changes in Presentation

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

(Related to the balance sheet)

"Prepaid pension cost" of ¥58 million had conventionally been included in "prepaid expenses."

However, the Bank separately presented "prepaid expenses for pension and severance" and "prepaid expenses" beginning in fiscal year 2004.

Under this change, compared with the previous method, "prepaid expenses" decreased by ¥58 million.

"Software-related temporary accounts" of ¥3,904 million had been included in "temporary accounts."

However, the Bank has presented it separately as "Software-related temporary accounts" from fiscal year 2004, due to an increase in its materiality level.

Under this change, compared with the previous method, "temporary accounts" decreased by ¥3,904 million.

(Related to the statement of income)

"ATM-related fee income" of ¥45,877 million was conventionally included in "other fees and commissions."

In addition, "ATM placement fee expenses" of ¥3,554 million and "ATM-related fee expenses" of ¥104 million were included in "other fees and commissions."

However, the Bank presented them separately as "ATM placement fee expenses" and "ATM-related fee expenses" from the fiscal year 2004 due to the business having become well-established after an initial start-up period.

Compared to the previous fiscal year, the effect of this change for fiscal year 2004 was a decrease of ¥45,877 million in "other fees and commissions — income" and a decrease of ¥3,659 million in "other fees and commissions — expenses."

Additional Information

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

The Law to revise a part of the Local Tax Law (Law No. 9 of March 2003) was promulgated on March 31, 2003.

A part of the standard of assessment for enterprise taxes was changed to "value-added amounts" and "capital stock amounts," applicable from fiscal years beginning after April 1, 2004. Thereafter, Dealing with the Disclosure for Enterprise Tax Pro-forma Standard Taxation in the Income Statement (Accounting Standards Board of Japan ("ASBJ") Report No. 12) was announced. Based on this, the Bank has included, from fiscal year 2004, enterprise tax calculated based on "value-added amounts" and "capital stock amounts" under "general and administrative expenses" in the statement of income.

Notes

(Notes related to the balance sheet)

Fiscal year 2004 (as of March 31, 2005)

* 1. Accumulated depreciation of premises and equipment .. ..¥507 million

* 2. Securities of ¥22,012 million were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.

* 3. Stockholders' equity increased by ¥9 million as a result of net unrealized gains on available-for-sale securities, net of taxes, in accordance with Article 24, Section 3 of the Commercial Law Enforcement Regulations.

Issued number of shares	Common stock 1,220 thousand shares

* 5. Deducting common stock, capital surplus and retained earnings from net assets in the balance sheet minus new share subscription deposit amounts, the revaluation reserve for land, net of tax and net unrealized gains and losses on securities available-for-sale, net of taxes results in a deficit in capital of ¥4,501 million.

* 6. Affiliated company item

Indebtedness to the affiliated companies was as follows:

Ordinary deposits	¥58,019 million
Negotiable certificates of deposit	¥60,000 million

(Note related to the statement of income)

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

* 1. "Other extraordinary losses" consists of a transfer to "reserve for retirement benefits for directors and statutory auditors" of ¥78 million for the previous fiscal year and ¥51 million in expenditures related to changes to an outsourcing agreement.

(Note related to the statement of cash flows)

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

Reconciliation of "cash and due from banks" on the balance sheet to "cash and cash equivalents" at the fiscal year-end.

As of March 31, 2005	(Unit: Millions of yen)	
Cash and due from banks	¥	240,797
Cash and cash equivalents	¥	240,797

(Notes related to lease transactions)

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

Finance lease transactions excluding those in which the ownership of the property is transferred to the lessee.

- Summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for finance leases without transfer of ownership:

	(Millions of yen)	
Acquisition cost		
Equipment	¥	30,212
Other		287
Total	¥	30,499
Accumulated depreciation		
Equipment	¥	13,208
Other		26
Total	¥	13,234
Net book value		
Equipment	¥	17,004
Other		261
Total	¥	17,265

- Future minimum lease payments excluding interest at this fiscal year-end:

	(Millions of yen)
Due within one year	¥ 6,129
Due after one year	11,295
Total	¥ 17,424

- Total lease expenses, assumed depreciation expenses and interest expenses:

	(Millions of yen)
Total lease expenses	¥ 5,749
Assumed depreciation expenses	5,560
Interest expenses	216

- Method used to calculate assumed depreciation expenses:

  Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

- Method used to calculate interest expenses:

  The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method.

(Notes related to securities)

1. Trading securities (as of March 31, 2005)

   Not applicable

2. Held-to-maturity bonds with market value (as of March 31, 2005)

   Not applicable

3. Available-for-sale securities with market value (as of March 31, 2005)

	(Unit: Millions of yen)				
	Acquisition cost	**Balance sheet amount**	**Net unrealized gains (losses)**	**Unrealized gains**	**Unrealized losses**
Bonds	¥ 25,995	¥26,012	¥ 16	¥ 18	¥ 1
Japanese government bonds	19,999	19,998	(1)	–	1
Japanese government-guaranteed bonds	5,995	6,014	18	18	–
Total	¥ 25,995	¥26,012	¥ 16	¥ 18	¥ 1

Notes:

1. "Balance sheet amount" is calculated using market price at the fiscal year end.
2. "Unrealized gains" and "Unrealized losses" are breakdowns of "Net unrealized gains (losses)."

4. Held-to-maturity bonds sold in fiscal year 2004 (from April 1, 2004 to March 31, 2005)

   Not applicable

5. Available-for-sale securities sold in fiscal year 2004 (from April 1, 2004 to March 31, 2005)

   Not applicable

6. Securities with no market value and their balance sheet amounts (as of March 31, 2005)

   Not applicable

7. Securities which have changed classification

   Not applicable

8. Redemption schedule for available-for-sale securities with maturities and held-to-maturity bonds (as of March 31, 2005):

	(Unit: Millions of yen)			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥ 19,998	¥ 6,014	¥ –	¥ –
Japanese government bonds	19,998	–	–	–
Japanese government-guaranteed bonds	–	6,014	–	–
Total	¥ 19,998	¥ 6,014	¥ –	¥ –

The Bank has no held-to-maturity bonds.

(Note related to money in trust)

Not applicable

(Note related to net unrealized gains (losses) on available-for-sale securities)

- Net unrealized gains (losses) on available-for-sale securities (as of March 31, 2005)

  Net unrealized gains (losses) on available-for-sale securities reported on the balance sheet is as follows:

	Amount (Millions of yen)
Net unrealized gains (losses)	¥ 16
Available-for-sale securities	16
(+) Deferred tax assets	(6)
Net unrealized gains (losses) on available-for-sale securities	¥ 9

(Notes related to derivative transactions)

1. Matters relating to the transactions

(1) Transaction details, purposes and policy

The Bank enters into derivative financial instruments, such as interest rate swaps, as a means of mitigating the risks associated with the impact of interest rate fluctuations on assets and liabilities and with mismatches between the duration of its assets and liabilities. All derivative transactions are entered into only for the purpose of reducing or hedging market risks.

Position limit amounts and loss limit amounts were regulated in accordance with the Bank's internal rules. All of the Bank's interest rate risk is measured with these two factors. Derivative transactions entered into by the Bank have been managed in accordance with this limitation.

(2) Details of the risk

Derivative transactions are accompanied by losses arising from credit risk and losses arising from market risk. Credit risk represents the potential losses arising from decreases in, or the disappearance of, assets as a result of deterioration in the financial condition of counterparties to derivative financial instruments and hedging transactions. Market risk represents the potential losses arising from decreases in assets as a result of fluctuations in interest rates, the market value of securities, exchange rates and other risk factors.

(3) Risk management system

The Bank recognizes the various risks associated with the management of its business and has created a risk management system to secure sound and efficient operations.

The Bank's board of directors has established a "Fundamental Risk Management Policy" that governs such matters as its overall bank-wide risk management policy, its risk management policy regarding each specific type of risk that it faces, and its internal structures and systems for the management of risk. Based upon the Fundamental Risk Management Policy established by the board of directors, the Executive Committee has established detailed rules and regulations governing day-to-day risk management measures.

The Bank's internal risk management structure includes a Risk Management Office, which is responsible for supervising overall bank-wide risk management activities, specific Risk Management Divisions for each type of risk, and a Banking Inspection Division to perform internal audits. In addition, the Bank has also established a Risk Management Committee and an Asset-Liability Management (ALM) Committee to act as advisory bodies to the Executive Committee with respect to risk management issues.

(4) Footnote about the contract amount / current value

"The contract amount" means the notional amount of the contract or the assumed principal amount as calculated. Such amount in and of itself is not indicative of the amount of risk.

2. Fair value of derivative transactions

(1) Interest rate derivatives (as of March 31, 2005)

(Unit: Millions of yen)

Category	Nature	Contract amount	Contract amounts over one year	Fair value	Net unrealized gains (losses)
Over-the-counter	Interest rate swaps	¥35,000	¥35,000	¥ (580)	¥ (580)
	Receive variable/pay fixed	35,000	35,000	(580)	(580)
				¥ (580)	¥ (580)

Notes:

1. The transactions mentioned above are valued at market value and unrealized gains (losses) are accounted for in the statements of income.

2. Calculation of fair value

   Fair value of transactions is calculated using the discounted present value model

(2) Currency derivatives (as of March 31, 2005)

Not applicable

(3) Stock derivatives (as of March 31, 2005)

Not applicable

(4) Bond derivatives (as of March 31, 2005)

Not applicable

(5) Commodity derivatives (as of March 31, 2005)

Not applicable

(6) Credit derivative transactions (as of March 31, 2005)

Not applicable

(Notes related to employees' severance and retirement benefits)

1. Summary of the retirement benefit plan

Fiscal year 2004 (as of March 31, 2005)

The Bank used the "welfare pension funds system" as a payment model until the end of August, 2004, after which the Bank established a "corporate pension plan" on September 1, 2004.

The "Ito-Yokado group welfare pension fund" that the Bank joined received authorization from the Minister of Health, Labor and Welfare on September 1, 2004 and became the "IY group company pension fund" under the Defined Contribution Pension Law.

The Bank revised its pension plan system on the same day and changed the basis of calculation under its "defined benefit pension plan" from a "retirement age / length of service method" to an "interest accumulation method (a point method)."

2. Projected benefit obligation

Category		Fiscal year 2004 (as of March 31, 2005)
		Amount (Millions of yen)
Projected benefit obligation (A)	¥	(220)
Plan assets (B)		232
Unfunded projected benefit obligation (C) = (A) + (B)		11
Unrecognized transition assets (D)		–
Unrecognized net actuarial difference (E)		50
Unrecognized prior service costs (F)		(3)
Net amount recorded on the balance sheet (G) = (C) + (D) + (E) + (F)		58
Prepaid pension cost (H)		58
Reserve for employees' severance and retirement benefits (G) – (H)		–

3. Net periodic retirement benefit cost

Category		Fiscal year 2004 (as of March 31, 2005)
		Amount (Millions of yen)
Service costs	¥	31
Interest cost on projected benefit obligation		4
Expected return on plan assets		(7)
Amortization of unrecognized prior service costs		3
Amortization of unrecognized actuarial difference		2
Amortization of unrecognized transition assets		–
Other (nonrecurring additional retirement allowance paid and other)		–
Net periodic retirement benefit costs	¥	34

4. Assumptions used in calculating projected benefit obligation, etc.

Category	Fiscal year 2004 (as of March 31, 2005)
(1) Discount rate (at the beginning of the fiscal year)	2.5%
Discount rate (at the end of the fiscal year)	2.5%
(2) Expected rate of return on plan assets	3.5%
(3) Allocation of estimated amount of retirement benefits	–
(4) Amortization period for prior service cost	10 years (using the straight-line method within the employees' average remaining service period at incurrence)
(5) amortization period for actuarial difference	10 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

(Notes related to tax effect accounting)

Fiscal year 2004 (from April 1, 2004 to March 31, 2005)

1. Significant components of the deferred tax assets and liabilities

		(Unit: Millions of yen)
Deferred tax assets:		
Losses carried-forward	¥	2,592
Tax disallowance of depreciation		249
Tax disallowance of reserve for bonuses		49
Enterprise tax unpaid		81
Other		106
Total deferred tax assets		3,079
Deferred tax liabilities:		
Prepaid expenses		(23)
Net unrealized gains (losses) on available-for-sale securities		(6)
Total deferred tax liabilities		(30)
Net deferred tax assets	¥	3,049

2. A reconciliation of the effective income tax rate reflected in the statements of income to the statutory income tax rate.

Statutory income tax rate (adjustment)	40.69%
Increase and decrease in the amount of valuation-allowance	(49.86)
Other	0.13
Effective income tax rate after the application of tax effect accounting	(9.04)%

(Note related to equity method profit and losses)

Fiscal year 2004 (as of March 31, 2005)

Not applicable

(Notes related to related party transactions)

(1) Parent company and main corporate shareholders

Not applicable

(2) Officers and main individual shareholders

Not applicable

(3) Subsidiaries

Not applicable

(4) Related companies

Category		Subsidiaries of other related companies
Name of company		SE Capital Corporation (Notes 1 and 2)
Address		Chiyoda-ku, Tokyo
Capital or investment		¥75 million
Details of the business or occupation		Leasing business
Percentage of voting rights held		–
Details of relationship	Officers holding concurrent posts Business relations	One officer holding concurrent post Lease of equipment
Transaction details	Payment of equipment rental expenses	Transaction amount ¥5,654 million
Account title		Accrued expenses
Balance at the end of fiscal year 2004		¥4 million

Business terms and conditions and decision-making process:

The same as those for similar transactions with other third parties

Notes:

1. SE Capital Corporation is a wholly-owned subsidiary of Seven-Eleven Japan Co., Ltd.

2. Union Lease Co., Ltd. changed its business name to SE Capital Corporation on May 10, 2004.

(Notes related to per share data)

		Fiscal year 2004 (from April 1, 2004 to March 31, 2005)
Net assets per share	(yen)	¥ 46,318.31
Net income per share	(yen)	8,888.51
Diluted net income per share	(yen)	–

Notes:

1. Net income per share is calculated as follows:

		Fiscal year 2004 (from April 1, 2004 to March 31, 2005)
Net income per share		¥ 8,888.51
Net income	(Millions of yen)	10,843
Amount not attributable to common shareholders	(Millions of yen)	–
Net income attributable to common stock	(Millions of yen)	10,843
Average number of shares of common stock during the year	(Thousands of stocks)	1,220

2. As there is no diluted stock, the Bank does not discuss the basis for calculating net income per share (diluted).

(Significant subsequent events)

Not applicable

Significant Accounting Policies

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

1. The evaluation standard and evaluation method for securities

Securities that have fair market values are carried at their fiscal year-end fair market value (cost of securities sold is calculated using primarily the moving-average method).

Net unrealized gains or losses on these securities, net of taxes, are included in stockholders' equity.

2. The evaluation standard and evaluation method for derivative

Derivative transactions are carried at fair value.

3. Method for the depreciation of fixed assets

(1) Premises and equipment

Premises and equipment are carried at cost. Premises and equipment are depreciated using the declining-balance method over the estimated useful lives of the assets. However, buildings, other than the fixtures attached to them, is computed using the straight-line method.

Estimated useful lives of major items are as follows:

Buildings:	6-18 years
Equipment:	3-20 years

(2) Software

Software is depreciated using the straight-line method. Software utilized by Seven Bank, Ltd. (the "Bank") is depreciated over the period in which it is expected to be utilized (five years).

4. Accounting method for reserves

(1) Allowance for credit losses

An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write offs and provisions.

The Bank classifies its obligors into five categories. All credits are classified into five categories for self-assessment purposes such as "normal obligors," "watch obligors," "bankruptcy risk obligors," "substantially bankrupt obligors," and "bankrupt obligors."

For credits to obligors classified as normal obligors or watch obligors, the allowance for credit losses is provided based on the Bank's estimated rate of credit losses.

For credits to obligors classified as bankruptcy risk obligors, the allowance for credit losses is provided for estimated unrecoverable amounts determined after evaluating the obligor's overall financial condition.

For credits to obligors classified as substantially bankrupt obligors or bankrupt obligors, the allowance for credit losses is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office.

The allowance is provided based on the results of these assessments.

The Bank records a reserve for bonuses for employees in the amount of estimated bonuses attributable to the relevant fiscal year.

(3) Employees' severance and retirement benefits

The reserve for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of pension plan assets at the fiscal year-end.

In addition, in fiscal year 2005, the Bank appropriated a surplus in "prepaid pension cost," because plan assets exceeded the adjusted balance of "unrecognized prior service costs" and "unrecognized net actuarial difference" under "projected benefit obligation."

Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial difference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(4) Reserve for retirement benefits for directors and statutory auditors

The reserve for retirement benefits for directors and statutory auditors is provided in an amount equal to the amount of the aggregate retirement benefits payable if they retire from their positions by the balance sheet date under the Bank's internal guidelines.

5. Accounting method for lease transactions

(Accounting for certain lease transactions)

Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

6. Accounting method for hedge accounting

(i) Interest rate risk hedges

Special interest rate swap treatment is used for some liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.

7. Accounting method for consumption tax

National and local consumption taxes for the Bank are accounted for using the tax-excluded method.

8. The scope of funds (cash and cash equivalents) included in the cash-flow statement

For the purpose of the statement of cash flows, cash and cash equivalents represent cash and due from banks.

Accounting Changes

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

The Bank applied "Accounting Standards Relating to the Impairment of Fixed Assets" (Opinion Regarding the Setting of Accounting Standards Relating to the Impairment of Fixed Assets, Business Accounting Deliberation Council, August 9, 2002) and "Fixed Asset Impairment Accounting Guideline" (Corporate Accounting Standard Application Guidelines, No. 6, October 31, 2003) from fiscal year 2005.

There was no impact on "income before income taxes."

Changes in Presentation

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

(Related to the balance sheet)

"ATM-related temporary payments" of ¥35,127 million and "ATM-related temporary advances" of ¥8,833 million had conventionally been included in "temporary payments" and "temporary advances," respectively.

However, the Bank separately presented these line items from fiscal year 2005 due to the business having become well-established after an initial start-up period.

Under this change, other temporary payments and other temporary advances were included in "other assets — other" and "other liabilities — other," respectively.

As compared to the previous presentation, "other assets — other" increased by ¥51 million and "other liabilities — other" increased by ¥20 million.

Additional Information

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Not applicable

Notes

(Notes related to the balance sheet)

Fiscal year 2005 (as of March 31, 2006)

* 1. Accumulated depreciation of premises and equipment .... ¥401 million
* 2. Securities of ¥53,571 million were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.
* 3. —
* 4. Authorized number of shares .... Common stock 1,616 thousand shares
  Issued number of shares .... Common stock 1,220 thousand shares
* 5. —
* 6. Affiliated company item

  Indebtedness to affiliated companies was as follows:
  Ordinary deposits .... ¥ 89,478 million
  Negotiable certificates of deposits .... ¥ 10,000 million

(Note related to the statement of income)

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

* 1. "Other extraordinary losses" consists of business name change expenditures of ¥633 million, expenditures of ¥251 million for the cancellation of leases, and expenditures of ¥187 million in connection with the cancellation of a banking service support contract.

(Note related to the statement of cash flows)

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Reconciliation of "cash and due from banks" on the balance sheet to "cash and cash equivalents" at the fiscal year-end:

As of March 31, 2006		(Unit: Millions of yen)
Cash and due from banks	¥	253,117
Cash and cash equivalents	¥	253,117

(Notes related to lease transactions)

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Finance lease transactions, excluding those in which the ownership of the property is transferred to the lessee

- Summary of assumed of amounts of acquisition cost, accumulated depreciation and net book value for finance leases without transfer of ownership:

		(Millions of yen)
Acquisition cost		
Equipment	¥	34,923
Other		374
Total	¥	35,298
Accumulated depreciation		
Equipment	¥	17,111
Other		90
Total	¥	17,201
Net book value		
Equipment	¥	17,811
Other		284
Total	¥	18,096

- Future minimum lease payments excluding interests at this fiscal year-end:

		(Millions of yen)
Due within one year	¥	6,338
Due after one year		11,895
Total	¥	18,233

- Total lease expenses, assumed depreciation expenses, and interest expenses:

		(Millions of yen)
Total lease expenses	¥	6,872
Assumed depreciation expenses		6,640
Interest expenses		217

- Method used to calculate assumed depreciation expenses:

  Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

- Method used to calculate interest expenses:

  The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method.

(Notes related to securities)

1. Trading securities (as of March 31, 2006)

   Not applicable

2. Held-to-maturity bonds with market value (as of March 31, 2006)

   Not applicable

3. Available-for-sale securities with market value (as of March 31, 2006)

	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
	(Unit: Millions of yen)				
Bonds	¥ 53,585	¥ 53,571	¥ (14)	¥ 3	¥ 18
Japanese government bonds	47,587	47,568	(18)	–	18
Japanese government-guaranteed bonds	5,998	6,002	3	3	–
Total	¥ 53,585	¥ 53,571	¥ (14)	¥ 3	¥ 18

Notes:

1. "Balance sheet amount" is calculated using market prices at the fiscal year end.
2. "Unrealized gains" and "Unrealized losses" are breakdowns of "Net unrealized gains (losses)."

4. Held-to-maturity bonds sold in fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Not applicable

5. Available-for-sale securities sold in fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Not applicable

6. Securities with no market value and their balance sheet amounts (as of March 31, 2006)

Not applicable

7. Securities which have changed classification

Not applicable

8. Redemption schedule for available-for-sale securities with maturities and held-to-maturity bonds (as of March 31, 2006):

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Unit: Millions of yen)			
Bonds	¥ 53,571	¥ –	¥ –	¥ –
Japanese government bonds	47,568	–	–	–
Japanese government-guaranteed bonds	6,002	–	–	–
Total	¥ 53,571	¥ –	¥ –	¥ –

Note:

The Bank has no held-to-maturity bonds.

(Note related to money in trust)

Not applicable

(Note related to net unrealized gains (losses) on available-for-sale securities)

- Net unrealized gains (losses) on available-for-sale securities (as of March 31, 2006)

  Net unrealized gains (losses) on available-for-sale securities reported on the balance sheet is shown as follows:

	Amount (Millions of yen)
Net unrealized gains (losses)	¥ (14)
Available-for-sale securities	(14)
(+) Deferred tax assets	5
Net unrealized gains (losses) on available-for-sale securities	¥ (8)

(Notes related to derivative transactions)

1. Matters relating to the transactions

(1) Transaction details, purposes and policy

The Bank enters into derivative financial instruments, such as interest rate swaps, as a means of mitigating the risks associated with the impact of interest rate fluctuations on assets and liabilities and with mismatches between the duration of its assets and liabilities. All derivative transactions are entered into only for the purpose of reducing or hedging market risks.

Position limit amounts and loss limit amounts were regulated in accordance with the Bank's internal rules. All of the Bank's interest rate risk is measured with these two factors. Derivative transactions entered into by the Bank have been managed in accordance with this limitation.

(2) Details of the risk

Derivative transactions are accompanied by losses arising from credit risk and losses arising from market risk. Credit risk represents the potential losses arising from decreases in, or the disappearance of, assets as a result of deterioration in the financial condition of counterparties to derivative financial instruments and hedging transactions. Market risk represents the potential losses arising from decreases in assets as a result of fluctuations in interest rates, the market value of securities, exchange rates and other risk factors.

(3) Risk management system

The Bank recognizes the various risks associated with the management of its business and has created a risk management system to secure sound and efficient operations.

The Bank's board of directors has established a "Fundamental Risk Management Policy" that governs such matters as its overall bank-wide risk management policy, its risk management policy regarding each specific type of risk that it faces, and its internal structures and systems for the management of risk. Based upon the Fundamental Risk Management Policy established by the board of directors, the Executive Committee has established detailed rules and regulations governing day-to-day risk management measures.

The Bank's internal risk management structure includes a Risk Management Office, which is responsible for supervising overall bank-wide risk management activities, specific Risk Management Divisions for each type of risk, and a Banking Inspection Division to perform internal audits. In addition, the Bank has also established a Risk Management Committee and an Asset-Liability Management (ALM) Committee to act as advisory bodies to the Executive Committee with respect to risk management issues.

(4) Footnote about the contract amount / current value

"The contract amount" means the notional amount of the contract or the assumed principal amount as calculated. Such amount in and of itself is not indicative of the amount of risk.

2. Fair value of derivative transactions

(1) Interest rate derivatives (as of March 31, 2006)

(Unit: Millions of yen)

Category	**Nature**	**Contract amount**	**Contract amounts over one year**	**Fair value**	**Net unrealized gains (losses)**
Over-the-counter	Interest rate swaps	¥35,000	¥35,000	¥121	¥ 121
	Receive variable/pay fixed	35,000	35,000	121	121
				¥121	¥ 121

Notes:

1. The transactions mentioned above are valued at market value and the unrealized gains (losses) are accounted for in the statements of income.

2. Calculation of fair value

Fair value of transactions is calculated using the discounted present value model.

(2) Currency derivatives (as of March 31, 2006)

Not applicable

(3) Stock derivatives (as of March 31, 2006)

Not applicable

(4) Bond derivatives (as of March 31, 2006)

Not applicable

(5) Commodity derivatives (as of March 31, 2006)

Not applicable

(6) Credit derivative transactions (as of March 31, 2006)

Not applicable

(Notes related to employees' severance and retirement benefits)

1. Summary of the retirement benefit plan

Fiscal year 2005 (as of March 31, 2006.)

The Bank's employee pension plan is a contributory funded defined benefit pension plan.

2. Projected benefit obligation

Category		Fiscal year 2005 (as of March 31, 2006)
		Amount (Millions of yen)
Projected benefit obligation (A)	¥	(272)
Plan assets (B)		103
Unfunded projected benefit obligation (C) = (A) + (B)		(169)
Unrecognized transition asset (D)		–
Unrecognized net actuarial difference (E)		
Unrecognized prior service costs (F)		45
Net amount recorded on the balance sheet (G) = (C) + (D) + (E) + (F)		68
Prepaid pension cost (H)		68
Reserve for employees' severance and retirement benefits (G) – (H)		–

3. Net periodic retirement benefit costs

Category		Fiscal year 2005 (as of March 31, 2006)
		Amount (Millions of yen)
Service costs	¥	46
Interest cost on projected benefit obligation		5
Expected return on plan assets		(0)
Amortization of unrecognized prior service costs		5
Amortization of unrecognized actuarial difference		21
Amortization of unrecognized transition assets		–
Other (nonrecurring additional retirement allowance paid and other)		–
Net periodic retirement benefit cost	¥	78

4. Assumptions used in calculating projected benefit obligation, etc.

Category	Fiscal year 2005 (as of March 31, 2006)
(1) Discount rate (at the beginning of the fiscal year)	2.5%
Discount rate (at the end of the fiscal year)	2.5%
(2) Expected rate of return on plan assets	3.5%
(3) Allocation of estimated amount of retirement benefits	–
(4) Amortization period for prior service cost	10 years (using the straight-line method within the employees' average remaining service period at incurrence)
(5) Amortization period for actuarial difference	10 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

(Notes related to tax effect accounting)

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

1. Significant components of the deferred tax assets and liabilities

		(Unit: Millions of yen)
Deferred tax assets:		
Tax disallowance of depreciation	¥	407
Enterprise tax unpaid		381
Tax disallowance of reserve for bonuses		60
Net unrealized gains (losses) on available-for-sale securities		5
Other		93
Total deferred tax assets		948
Deferred tax liabilities:		
Prepaid expenses		(27)
Total deferred tax liabilities		(27)
Net deferred tax assets	¥	920

2. A reconciliation of the effective income tax rate reflected in the statements of income to the statutory income tax rate

Statutory income tax rate (adjustment)	40.69%
Increase and decrease in the amount of valuation-allowance	(82)
Other	(0.67)
Effective income tax rate after the application of tax effect accounting	36.20%

(Notes related to equity method profit and losses)

Fiscal year 2005 (as of March 31, 2006)

Not applicable

(Notes related to related party transactions)

(1) Parent company and main corporate shareholders

Not applicable

(2) Officers and main individual shareholders

Not applicable

(3) Subsidiaries

Not applicable

(4) Related companies

Category		Subsidiary of other related companies
Name of company		SE Capital Corporation
Address		Chiyoda-ku, Tokyo
Capital or investment		¥75 million
Details of the business or occupation		Leasing business
Percentage of voting rights held		–
Details of relationship	Officers holding concurrent posts Business relations	One officer holding concurrent post Lease of equipment
Transaction details	Payment of equipment rental expenses	Transaction amount ¥6,754 million
Transaction details	Payment of fees for cancellation of leases	Transaction amount ¥165 million
Account title		Accrued expenses
Balance at the end of fiscal year 2005		¥68 million

Business terms and conditions and decision-making process:

Equipment rental expenses: The same as those for similar transactions with other third parties.

Payment of fees for cancellation of leases: The same as those for similar transactions with other third parties.

Note:

SE Capital Corporation is a wholly-owned subsidiary of Seven-Eleven Japan Co., Ltd.

(Notes related to per share data)

		Fiscal year 2005 (from April 1, 2005 to March 31, 2006)
Net assets per share	(yen)	¥ 54,984.18
Net income per share	(yen)	8,680.89
Diluted net income per share	(yen)	–

Notes:

1. Net income per share is calculated as follows:

		Fiscal year 2005 (from April 1, 2005 to March 31, 2006)
Net income per share		¥ 8,680.89
Net income	(Millions of yen)	10,590
Amount not attributable to common shareholders	(Millions of yen)	–
Net income attributable to common stock	(Millions of yen)	10,590
Average number of shares of common stock during the year	(Thousands of stocks)	1,220

2. As there is no diluted stock, the Bank does not discuss the basis for calculating net income per share (diluted).

(Significant subsequent events)

Fiscal year 2005 (from April 1, 2005 to March 31, 2006)

Approval was obtained for a reduction in capital at the Bank's ordinary general meeting of shareholders held on June 16, 2006. The amount of the decrease will be transferred to capital reserve.

(1) Details of the capital reduction

1. Amount of capital to be reduced

Capital will be reduced by ¥30,500 million from existing capital of ¥61,000 million. Capital after the reduction will be ¥30,500 million.

2. Method of capital reduction

The method used (capital reduction without a refund) will be to reduce only the sum of the capital without changing the number of the outstanding shares.

(2) Schedule for the capital reduction

1. Resolution of the ordinary general meeting of shareholders:

   June 16, 2006

2. Last day for creditor objections:

   July 19, 2006

3. Effective date of the capital reduction:

   September 1, 2006

Significant Accounting Policies

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

1. The evaluation standard and evaluation method for securities

Securities with fair market values are carried at their fiscal year-end fair market value (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available fair market values are carried at cost using the moving-average method.

Net unrealized gains or losses on these securities, net of taxes, are included in net assets.

2. The evaluation standard and evaluation method for derivatives

Derivative transactions are carried at fair value.

3. Method for the depreciation of fixed assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated using the declining-balance method.

Estimated useful lives of major items are as follows:

Buildings:	6-18 years
Equipments:	2-20 years

(2) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Software utilized by Seven Bank, Ltd. (the "Bank") is depreciated over the period in which it is expected to be utilized (five years).

4. Method for the depreciation of deferred assets

Bond issuance expenses of the Bank are charged to income as incurred.

5. Accounting method for reserves

(1) Allowance for credit losses

An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write offs and provisions.

The Bank classifies its obligors into five categories. All credits are classified into five categories for self-assessment purposes such as "normal obligors," "watch obligors," "bankruptcy risk obligors," "substantially bankrupt obligors," and "bankrupt obligors."

For credits to obligors classified as normal obligors or watch obligors, the allowance for credit losses is provided based on the Bank's estimated rate of credit losses.

For credits to obligors classified as bankruptcy risk obligors, the allowance for credit losses is provided for estimated unrecoverable amounts determined after evaluating the obligor's overall financial condition.

For credits to obligors classified as substantially bankrupt obligors or bankrupt obligors, the allowance for credit losses is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office.

The allowance is provided based on the results of these assessments.

The Bank records a reserve for bonuses for employees in the amount of estimated bonuses, attributable to the relevant fiscal year.

(3) Employees' severance and retirement benefits

The reserve for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of pension plan assets at the fiscal year-end.

In addition, in fiscal year 2006, the Bank appropriated a surplus in "prepaid pension cost," because plan assets exceeded the adjusted balance of "unrecognized prior service costs" and "unrecognized net actuarial difference" under "projected benefit obligation."

Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial difference is amortized using the straight-line method over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(4) Reserve for retirement benefits for directors and statutory auditors

The reserve for retirement benefits for directors and statutory auditors is provided in an amount equal to the amount of the aggregate retirement benefits required if they retire from their positions by the balance sheet date under the Bank's internal guidelines.

(5) Reserve for losses on cancellation of leases

The Bank changed its method of accounting to provide a reserve for losses on cancellation of leases at amounts to be estimated reasonably in accordance with the Bank's ATM replacement plan.

(Accounting Change)

In previous years, losses on cancellation of leases were recorded when lease contracts were cancelled. Taking the opportunity presented by the creation of a rational ATM replacement plan, this change was made in order to achieve a more appropriate presentation of the financial position of the Bank.

Compared to the previous accounting method, there was no effect on ordinary profit, but income before income taxes decreased by ¥2,310 million ($19,573 thousand) and net income decreased by ¥1,370 million ($11,609 thousand).

(6) Reserve for losses on relocation of business establishment

The reserve for losses on relocation of business establishment is provided for losses related to the relocation of business establishment based on the estimated restoration expense and other costs related to the relocation.

6. Accounting method for lease transactions

(Accounting for certain lease transactions)

Financing leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

7. Accounting method for hedge accounting

Special interest rate swap treatment is used for some liabilities. Hedge targets are individually identified and interest rate swaps are used as hedging transactions to offset market changes in variable interest rates.

8. Accounting method for consumption tax

National and local consumption taxes for the Bank are accounted for using the tax-excluded method.

9. The scope of funds (cash and cash equivalents) in the cash-flow statement

For the purpose of the statement of cash flows, cash and cash equivalents represent cash and due from banks.

Accounting Changes

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

(Accounting Standard for Presentation of Net Assets in the Balance Sheet)

On December 9, 2005, the Accounting Standard Board of Japan (the "ASBJ") published "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and its implementation guidance "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet (ASBJ Guidance No. 8). These new accounting standards were effective from fiscal years ending on or after May 1, 2006. The balance sheet as of March 31, 2007 is presented based on this standard.

The amount in the financial statements corresponding to former stockholders' equity as of March 31, 2007 is ¥73,849 million ($625,582 thousand).

We have complied with revised regulations concerning financial reporting and the Revised Enforcement Ordinance concerning the Banking Law as regards the assets portion of the balance sheet in the financial statements for fiscal year 2006.

(Accounting Standard for Treasury Stock and Decrease of Legal Reserve)

Effective from the year ended March 31, 2007, the Bank adopted revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Statement No. 1 issued on December 27, 2005) and "Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Guidance No. 2 issued on August 11, 2006). The adoption of these revised standards did not have any impact on the financial statements.

(Accounting Standard for Financial Instruments)

Effective from the year ended March 31, 2007, the Bank adopted partially revised "Accounting Standards for Financial Instruments" (ASBJ Revised Statement No. 10 issued on August 11, 2006). The Bank has applied the revised accounting standards. The adoption of these revised standards did not have any impact on the financial statements.

Changes in Presentation

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

The Enforcement Ordinance concerning the Banking Law (Ministry of Finance Ordinance No. 10, 1982) was revised by Cabinet Office Ordinance No. 60, dated April 28, 2006, which was complied with from the business year beginning April 1, 2006 and which resulted in the following changes being implemented in the financial statements for fiscal year 2006:

(Related to the balance sheet)

(1) "Accumulated earnings," which had been included under "retained earnings," were presented as "Accumulated earnings" in "other retained earnings."

(2) "Premises and equipment" were separately presented as "tangible fixed assets," "intangible fixed assets" and "other assets."

    (1) Land, buildings and equipment in "premises and equipment" were separately presented as "buildings" and "other tangible fixed assets" in "tangible fixed assets," and temporary payments for unfinished construction projects were presented as "construction in progress" in "tangible fixed assets."

    (2) Foregifts were included in and presented as "other intangible fixed assets" in "intangible fixed assets," and guarantee deposits were included in "other assets."

(3) "Software" and "software-related temporary accounts," which had been included in "other assets," were included in "intangible fixed assets."

(Related to the statement of cash flows)

With the breakdown of "premises and equipment" in the balance sheet into "tangible fixed assets," "intangible fixed assets," and "other assets," "profit (loss) from disposition of premises and equipment" was

renamed "profit (loss) from disposition of fixed assets." In addition, "acquisition expenses for premises and equipment" and "acquisition expenses for software" were also renamed "acquisition expenses for tangible fixed assets" and "acquisition expenses for intangible fixed assets."

(Related to the balance sheet)

For securities transactions, the Bank had conventionally recorded unpaid amounts at the balance sheet date in "other liabilities," as securities are recognized on the balance sheet at the time of the contract. However, from fiscal year 2006, the Bank has presented such amounts separately as "accrued expense for commitment liabilities" because their materiality level has increased.

Notes

(Notes related to the balance sheet)

Fiscal year 2006 (as of March 31, 2007)

* 1. Accumulated depreciation of tangible fixed assets .. .. ¥2,456 million ($20,805 thousand)

* 2. Assets pledged

Securities of ¥69,956 million ($592,604 thousand) were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan.

Other assets include guarantee deposits of ¥522 million ($4,429 thousand).

* 3. —

* 4. Affiliated company item

Indebtedness to affiliated companies was as follows:

Ordinary deposits	¥75,380 million ($638,544 thousand)
Negotiable certificates of deposit	¥50,000 million ($423,549 thousand)

* 5. Loan commitment

The Bank has concluded commitment line contracts with four banks. Under these contracts, the Bank may borrow up to ¥30,000 million ($254,130 thousand).

The unused amount under the commitment lines totaled ¥30,000 million ($254,130 thousand) as of March 31, 2007.

* 6. Dividend limitations

Payment of dividends from surplus by the Bank is limited by Article 18 of the Banking Law of Japan (the "Banking Law").

In spite of Article 445 Clause 4 of the Company Law of Japan (the "Company Law"), the Banking Law provides that an amount equal to at least 20% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve or capital reserve.

Because the Bank did not carry out a distribution of the surplus in fiscal year 2006, no amount has been appropriated and set aside as a legal earnings reserve or capital reserve.

(Note related to the statement of income)

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

* 1. Other extraordinary losses

"Other extraordinary losses" consists of extraordinary depreciation of ¥140 million ($1,188 thousand), which was recognized because of the revision to the estimated useful lives of fixed assets related to the relocation the Bank's business establishment in the next fiscal year, and provision for reserve for losses on relocation of business establishment of ¥87 million ($745 thousand).

(Notes related to the statement of changes in net assets)

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

1. Type and number shares issued and treasury shares

(Unit : Thousands of shares)

Type of shares	Number of shares at March 31, 2006	Increase	Decrease	Number of shares at March 31, 2007	Remarks
Shares issued					
Common stock	1,220	–	–	1,220	
Total	1,220	–	–	1,220	
Treasury stock					
Common stock		54	0	53	(Note)
Total		54	0	53	

Note:

Increase in number of treasury shares:

54 thousand shares due to acquisition of own shares pursuant to a resolution of the ordinary general meeting of shareholders held on June 16, 2006.

Decrease in number of treasury shares:

0 thousand shares due to sales of own shares pursuant to a resolution of the board of directors on December 1, 2006.

2. Information on subscription warrants and self-subscription warrants

Not applicable

3. Information on dividends

(1) Dividends paid in fiscal year 2006

Not applicable.

(2) Dividends to be paid in the next fiscal year whose record date is in fiscal year 2006:

Resolution	Type of shares	Aggregate amount of dividends (Millions of yen)	Source of dividends	Cash dividends per share (Yen)	Record date	Effective date
The board of directors meeting held on June 1, 2007	Common stock	¥ 5,831	Retained earnings	¥ 5,000	March 31, 2007	June 25, 2007

4. "Other retained earnings" consisted of the following:

(Unit: Millions of yen)

	Balance as of March 31, 2006	Amount of change in this fiscal year	Balance as of March 31, 2007
Retained earnings brought forward	¥ 6,089	¥ 12,667	¥ 18,756

(Unit: Thousands of U.S. dollars)

	Balance as of March 31, 2006	*Amount of change in this fiscal year*	*Balance as of March 31, 2007*
Retained earnings brought forward	*$ 51,582*	*$ 107,307*	*$ 158,889*

(Note related to the statement of cash flows)

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

Reconciliation of "cash and due from banks" on the balance sheets to "cash and cash equivalents" at the fiscal year-end:

As of March 31, 2007

		(Unit: Millions of yen; thousands of U.S. dollars)
Cash and due from banks	¥	254,757 ($2,158,049 thousand)
Cash and cash equivalents	¥	254,757 ($2,158,049 thousand)

(Notes related to lease transactions)

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

Financing lease transactions, excluding those in which the ownership of the property is transferred to the lessee

- Summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for finance leases without transfer of ownership:

		Amount (Millions of yen)		*Amount (Thousands of U.S. dollars)*
Acquisition cost				
Equipment	¥	24,368	$	*206,426*
Other		475		*4,024*
Total	¥	24,843	$	*210,450*
Accumulated depreciation				
Equipment	¥	13,442	$	*113,871*
Other		172		*1,462*
Total	¥	13,615	$	*115,333*
Net book value				
Equipment	¥	10,926	$	*92,555*
Other		302		*2,562*
Total	¥	11,228	$	*95,117*

- Future minimum lease payments excluding interest at this fiscal year-end:

		Amount (Millions of yen)		*Amount (Thousands of U.S. dollars)*
Due within one year	¥	4,499	$	*38,115*
Due after one year		6,873		*58,225*
Total	¥	11,372	$	96,340

- Total lease expenses, assumed depreciation expenses, and interest expenses:

		Amount (Millions of yen)		*Amount (Thousands of U.S. dollars)*
Total lease expenses	¥	6,153	$	*52,125*
Assumed depreciation expenses		5,939		*50,315*
Interest expenses		245		*2,080*

- Method used to calculate assumed depreciation expenses:

  Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

- Method used to calculate interest expenses:

  The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method.

(Notes related to securities)

1. Trading securities (as of March 31, 2007)

Not applicable

2. Held-to-maturity bonds with market value (as of March 31, 2007)

Not applicable

3. Available-for-sale securities with market value (as of March 31, 2007)

	(Unit: Millions of yen)				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Bonds	¥ 78,213	¥ 78,194	¥ (19)	¥ 0	¥ 19
Japanese government bonds	78,213	78,194	(19)	0	19
Total	¥ 78,213	¥ 78,194	¥ (19)	¥ 0	¥ 19

Notes:

1. "Balance sheet amount" is calculated using market prices at the fiscal year end.
2. "Unrealized gains" and "Unrealized losses" are breakdowns of "Net unrealized gains (losses)."

	(Unit: Thousands of U.S. dollars)				
	Acquisition cost	*Balance sheet amount*	*Net unrealized gains (losses)*	*Unrealized gains*	*Unrealized losses*
Bonds	*$662,550*	*$ 662,388*	*$ (162)*	*$ 7*	*$ (169)*
Japanese government bonds	*662,550*	*662,388*	*(162)*	*7*	*(169)*
Total	*$662,550*	*$ 662,388*	*$ (162)*	*$ 7*	*$ (169)*

Notes:

1. Balance sheet amount is calculated using market prices at the fiscal year end.
2. "Unrealized gains" and "Unrealized losses" are breakdowns of "Net unrealized gains (losses)."

4. Held-to-maturity bonds sold in the fiscal year 2006 (from April 1, 2006 to March 31, 2007)

Not applicable

5. Available-for-sale securities sold in the fiscal year 2006 (from April 1, 2006 to March 31, 2007)

Not applicable

6. Securities with no market value (as of March 31, 2007)

	Amount (Millions of yen)	*Amount (Thousands of U.S. dollars)*
Available-for-sale securities:		
Unlisted stocks	¥ 144	*$ 1,220*

7. Securities which have changed classification

Not applicable

8. Redemption schedule of available-for-sale securities with maturities and held-to-maturity bonds (as of March 31, 2007)

	(Unit: Millions of yen)			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	¥ 78,194	¥ –	¥ –	¥ –
Japanese government bonds	78,194	–	–	–
Total	¥ 78,194	¥ –	¥ –	¥ –

	(Unit: Thousands of U.S. dollars)			
	Within 1 year	*Over 1 year through 5 years*	*After 5 years through 10 years*	*After 10 years*
Bonds	*$ 662,388*	*$ –*	*$ –*	*$ –*
Japanese government bonds	*662,388*	–	–	–
Total	*$ 662,388*	*$ –*	*$ –*	*$ –*

The Bank has no held-to-maturity bonds.

(Notes related to money in trust)

Not applicable

(Notes related to net unrealized gains (losses) on available-for-sale securities)

- Net unrealized gains (losses) on available-for-sale securities (as of March 31, 2007)

  Net unrealized gains (losses) on available-for-sale securities reported on the balance sheet is as follows:

	Amount (Millions of yen)	*Amount (Thousands of U.S. dollars)*
Net unrealized gains (losses)	¥ (19)	*$ (162)*
Available-for-sale securities	(19)	*(162)*
(+) Deferred tax assets	7	*66*
Net unrealized gains (losses) on available-for-sale securities, net of taxes	¥ (11)	*$ (96)*

(Notes related to derivative transactions)

1. Matters relating to the transactions

(1) Transaction details, purposes and policy

The Bank enters into derivative financial instruments, such as interest rate swaps, as a means of mitigating the risks associated with the impact of interest rate fluctuations on assets and liabilities and with mismatches between the duration of its assets and liabilities. All derivative transactions are entered into only for the purpose of reducing or hedging market risks.

Position limit amounts and loss limit amounts were regulated in accordance with the Bank's internal rules. All of the Bank's interest rate risk is measured with these two factors. Derivative transactions entered into by the Bank have been managed in accordance with this limitation.

(2) Details of the risk

Derivative transactions are accompanied by losses arising from credit risk and losses arising from market risk. Credit risk represents the potential losses arising from decreases in, or the disappearance of, assets as a result of deterioration in the financial condition of counterparties to derivative financial instruments and hedging transactions. Market risk represents the potential losses arising from decreases in assets as a result of fluctuations in interest rates, the market value of securities, exchange rates and other risk factors.

(3) Risk management system

The Bank recognizes the various risks associated with the management of its business and has created a risk management system to secure sound and efficient operations.

The Bank's board of directors has established a "Fundamental Risk Management Policy" that governs such matters as its overall bank-wide risk management policy, its risk management policy regarding each specific type of risk that it faces, and its internal structures and systems for the management of risk. Based upon the Fundamental Risk Management Policy established by the board of directors, the Executive Committee has established detailed rules and regulations governing day-to-day risk management measures.

The Bank's internal risk management structure includes a Risk Management Office, which is responsible for supervising overall bank-wide risk management activities, specific Risk Management Divisions for each type of risk, and a Banking Inspection Division to perform internal audits. In addition, the Bank has also established a Risk Management Committee and an Asset-Liability Management (ALM) Committee to act as advisory bodies to the Executive Committee with respect to risk management issues.

(4) Footnote about the contract amount / current value

"The contract amount" means the notional amount of the contract or the assumed principal amount as calculated. Such amount in and of itself is not indicative of the amount of risk.

2. Fair value of derivative transactions

(1) Interest rate derivatives (as of March 31, 2007)

		(Unit: Millions of yen)			
Category	**Nature**	**Contract amount**	**Contract amounts over one year**	**Fair value**	**Net unrealized gains (losses)**
Over-the-counter	Interest rate swaps	¥35,000	¥35,000	¥ 24	¥ 24
	Receive variable/pay fixed	35,000	35,000	24	24
				¥ 24	¥ 24

Notes:

1. The transactions mentioned above are valued at market value and the unrealized gains (losses) are accounted for in the statements of income.

2. Calculation of fair value

   Fair value of transactions is calculated using the discounted present value model.

3. Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

		(Unit: Thousands of U.S. dollars)			
Category	*Nature*	*Contract amount*	*Contract amounts over one year*	*Fair value*	*Net unrealized gains (losses)*
Over-the-counter transactions	Interest rate swaps	*$296,485*	*$296,485*	*$208*	*$ 208*
	Receive variable/pay fixed	*296,485*	*296,485*	*208*	*208*
				$208	*$ 208*

Notes:

1. The transactions mentioned above are valued at value and the unrealized gains (losses) are accounted for in the statements of income.

2. Calculation of fair value

   Fair value of transactions is calculated using the discounted present value model.

3. Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

(2) Currency derivatives (as of March 31, 2007)

Not applicable

(3) Stock derivatives (as of March 31, 2007)

Not applicable

(4) Bond derivatives (as of March 31, 2007)

Not applicable

(5) Commodity derivatives (as of March 31, 2007)

Not applicable

(6) Credit derivative transactions (as of March 31, 2007)

Not applicable

(Notes related to employees' severance and retirement benefits)

1. Summary of the retirement benefit plan

The Bank's employee pension plan is a contributory funded defined benefit pension plan.

2. Projected benefit obligation

Category	Fiscal year 2006 (as of March 31, 2007) Amount (Millions of yen)	*Amount (Thousands of U.S. dollars)*
Projected benefit obligation (A)	¥ (491)	$ *(4,167)*
Plan assets (B)	227	*1,930*
Unfunded projected benefit obligation (C) = (A) + (B)	(264)	*(2,237)*
Unrecognized transition assets (D)	–	–
Unrecognized net actuarial difference (E)	308	*2,613*
Unrecognized prior service cost (F)	40	*339*
Net amount recorded on the balance sheet (G) = (C) + (D) + (E) + (F)	84	*715*
Prepaid pension cost (H)	84	*715*
Reserve for employees' severance and retirement benefits (G) – (H)	–	–

3. Net periodic retirement benefit costs

Category	Fiscal year 2006 (as of March 31, 2007) Amount (Millions of yen)	*Amount (Thousands of U.S. dollars)*
Service costs	¥ 63	$ *540*
Interest cost on projected benefit obligation	9	*82*
Expected return on plan assets	(5)	*(45)*
Amortization of unrecognized prior service cost	5	*42*
Amortization of unrecognized actuarial difference	28	*238*
Amortization of unrecognized transition assets	–	–
Other (nonrecurring additional retirement allowance paid and other)	–	–
Net periodic retirement benefit costs	¥ 101	$ *857*

4. Assumptions used in calculating projected benefit obligation, etc.

Category	Fiscal year 2006 (as of March 31, 2007)
(1) Discount rate (at the beginning of the fiscal year)	2.5%
Discount rate (at the end of the fiscal year)	2.5%
(2) Expected rate of return on plan assets	3.5%
(3) Allocation of estimated amount of retirement benefits	Point basis
(4) Amortization period for prior service cost	10 years (using the straight-line method within the employees' average remaining service period at incurrence)
(5) Amortization period for actuarial difference	10 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

(Note related to stock options)

Not applicable

(Notes related to tax effect accounting)

Fiscal year 2006 (from April 1, 2006 to March 31, 2007)

1. Significant components of the deferred tax assets and liabilities

	Amount (Millions of yen)	*Amount (Thousands of U.S. dollars)*
Deferred tax assets:		
Tax disallowance of reserve for losses on cancellation of leases	¥ 940	$ *7,965*
Enterprise tax unpaid	581	*4,926*
Tax disallowance of depreciation	397	*3,368*
Tax disallowance of reserve for retirement benefits for directors and statutory auditors	94	*797*
Tax disallowance of reserve for bonuses	81	*687*
Tax disallowance of allowance for credit losses	28	*244*
Other	56	*477*
Total deferred tax assets	2,179	*18,464*
Deferred tax liabilities:		
Prepaid expenses	(34)	*(291)*
Total deferred tax liabilities	(34)	*(291)*
Net deferred tax assets	¥ 2,145	$ *18,173*

2. A reconciliation of the effective income tax rate reflected in the statements of income to the statutory income tax rate

Differences between the statutory income tax rate and the effective income tax rate were less than 5% of the statutory tax rate, so this note is omitted.

(Note related to equity method profit and losses)

Not applicable

(Notes related to related party transactions)

(1) Parent company and main corporate shareholders

Category		Other related companies
Name of company		Seven-Eleven Japan Co., Ltd.
Address		Chiyoda-ku, Tokyo
Capital or investment		¥17,200 million ($145,701 thousand)
Details of the business or occupation		Convenience store business
Percentage of voting rights held		Directly held: 26.03%
Details of relationship	Officers holding concurrent posts	One officer holding concurrent post
	Business relations	Agreements for ATM placement and maintenance
Transaction details		Payment of ATM placement fee expenses
Transaction amount		¥6,024 million ($51,035 thousand)
Account title		Accrued expenses
Balance at the end of fiscal year 2006		¥626 million ($5,310 thousand)

The business terms and conditions and decision-making process related to ATM placement fee expenses take into consideration Seven-Eleven Japan's overall infrastructure costs. As a result of a revision of the applicable rates that took effect in fiscal year 2006, ATM placement fee expenses increased by ¥694 million ($5,882 thousand).

(2) Officers and main individual shareholders

Not applicable

(3) Subsidiaries

Not applicable

(4) Related companies

Category		Subsidiaries of other related companies
Name of company		SE Capital Corporation
Address		Chiyoda-ku, Tokyo
Capital or investment		¥75 million ($635 thousand)
Details of the business or occupation		Lease business
Percentage of voting rights held		–
Details of relationship	Officers holding concurrent posts Business relations	One officer holding concurrent post Leasing of equipment
Transaction Details	Payment of equipment rental expenses	Transaction amount: ¥6,200 million ($52,524 thousand)
	Payment of fees for cancellation of leases	Transaction amount: ¥1,286 million ($10,895 thousand)
Account title		Accrued expenses
Balance at the end of fiscal year 2006		¥71 million ($605 thousand)

Business terms and conditions and decision-making process:

Equipment rental expenses: The same as those for similar transactions with other third parties.

Payment of fees for cancellation of leases: The same as those for similar transactions with other third parties.

Note:

SE Capital Corporation is a wholly-owned subsidiary of Seven–Eleven Japan Co., Ltd.

(Notes related to per share data)

	Fiscal year 2006 (from April 1, 2006 to March 31, 2007)			
		Amount (Yen)		*Amount (U.S. dollars)*
Net assets per share	¥	63,317.15	$	*536.36*
Net income per share		10,736.56		*90.95*
Diluted net income per share		–		–

Notes:

1. On January 31, 2006, the ASBJ revised its "Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4, issued on September 25, 2002) and the revised guidance was applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, the Bank has applied the revised guidance. The adoption of this revised standard did not have any impact on the financial statements.

2. Net income per share is calculated as follows:

		Fiscal year 2006 (from April 1, 2006 to March 31, 2007)			
Net income per share		¥	10,736.56	$	*90.95*
Net income	(Millions of yen; thousands of U.S. dollars)		12,667		*107,307*
Amount not attributable to common shareholders	(Millions of yen; thousands of U.S. dollars)		–		–
Net income attributable to common stock	(Millions of yen; thousands of U.S. dollars)		12,667		*107,307*
Average number of shares of common stock during the year	(Thousands of stocks)		1,179		–

3. As there is no diluted stock, the Bank does not discuss the basis for calculating net income per share (diluted).

(Significant subsequent events)

Not applicable

SUPPORTING SCHEDULES AS OF AND FOR THE FISCAL YEAR ENDED MARCH 31, 2006

Supporting Schedule of Fixed Assets

For the year ended March 31, 2006

(Unit: Millions of yen)

Item	Balance at the beginning of fiscal year	Amount of increase	Amount of decrease	Balance at the end of fiscal year	Accumulated depreciation	Depreciation	Book balance
Land	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –
Buildings	200	79	1	279	99	22	179
Equipment	656	312	267	701	301	93	399
Construction in progress	–	–	–	–	–	–	–
Tangible fixed assets	¥ 856	¥ 392	¥ 269	¥ 980	¥ 401	¥ 115	¥ 579
Software	¥ 18,112	¥ 8,525	¥ 7,818	¥ 18,819	¥ 8,524	¥ 4,193	¥10,295
Software-related temporary accounts	3,904	2,152	5,198	858	–	–	858
Telephone rights	2	0	–	3	–	–	3
Guarantee deposits and foregifts	311	34	–	345	–	–	345
Trademark rights	30	15	30	15	0	1	14
Intangible fixed assets	¥ 22,361	¥ 10,728	¥ 13,047	¥ 20,042	¥ 8,525	¥ 4,195	¥11,517

Note:

Land, buildings and equipment are included in "land, buildings and equipment" on the balance sheets.

Supporting Schedule of Bonds

For the year ended March 31, 2006

(Unit: Millions of yen)

Description	Issue date	Balance at the beginning of fiscal year	Balance at the end of fiscal year	Rate (%)	Collateral	Maturity
First series fixed-rate unsecured bonds	December 10, 2003	¥ 15,000	¥ 15,000	0.88	Not applicable	December 10, 2008
Total	–	¥ 15,000	¥ 15,000	–	–	

Supporting Schedule of Borrowed Money

For the year ended March 31, 2006

(Unit: Millions of yen)

	Balance at the beginning of fiscal year	Balance at the end of fiscal year	Average rate (%)	Maturity
Borrowed money	¥ 40,000	¥ 65,000	1.017	–
Rediscounted trade bills	–	–	–	–
Borrowed money	40,000	65,000	1.017	February 13, 2009 to March 24, 2014

Notes:

1. The average rate is calculated as a weighted average rate by using the rate as of the year-end date and the balance at the end of the fiscal year.

2. Beginning the day after the balance sheet date, the repayment amounts over the next five years are as follows:

	(Unit: Millions of yen)				
	Within 1 year	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years
Amount	¥ –	¥ –	¥ 5,000	¥ 35,000	¥ 12,000

In the banking industry, because banks use funds from the acceptance of deposits, the call market and the bill market for business activities, the supporting schedule of borrowed money sets out in detail the components of borrowed money in the liabilities section of the balance sheet.

Supporting Schedule of Common Stock

For the year ended March 31, 2006

Category		Balance at the beginning of fiscal year	Amount of increase	Amount of decrease	Balance at the end of fiscal year
Common stock (Millions of yen)		¥ 61,000	¥ –	¥ –	¥ 61,000
Outstanding shares of common stock	Common stock (number of shares)	(1,220,000)	(–)	(–)	(1,220,000)
	Common stock (Millions of yen)	61,000	–	–	61,000
	Total (number of shares)	(1,220,000)	(–)	(–)	(1,220,000)
	Total (Millions of yen)	¥ 61,000	¥ –	¥ –	¥ 61,000
Capital reserve and other capital surplus	Capital reserve	–	–	–	–
	Other capital surplus	–	–	–	–
	Total (Millions of yen)	–	–	–	–
Legal earnings reserve and appropriated retained earnings	Legal earnings reserve	–	–	–	–
	Appropriated retained earnings	–	–	–	–
	Total (Millions of yen)	–	–	–	–

Note:

No treasury stock was held at the end of the fiscal year ended March 31, 2006.

Supporting Schedule of Reserves

For the year ended March 31, 2006

	(Unit: Millions of yen)				
			Amount of decrease		
Category	Balance at the beginning of fiscal year	Amount of increase	Used for a specific purpose	Other	Balance at the end of fiscal year
Allowance for credit losses	¥ 61	¥ 45	¥ –	¥ 61	¥ 45
Allowance for credit losses- general	61	42	–	61	42
Allowance for credit losses- individual	–	3	–	–	3
Reserve for bonuses	121	148	121	–	148
Reserve for retirement benefits for directors and statutory auditors	107	30	9	–	128
Total	¥ 289	¥ 225	¥ 131	¥ 61	¥ 322

Note:

Other amount of decrease in allowance for credit losses is the amount drawn down for recalculating the allowance.

Supporting Schedule of Income Taxes Payable

For the year ended March 31, 2006

Category	Balance at the beginning of fiscal year	Amount of increase	Amount of decrease used for a specific purpose	Amount of decrease Other	Balance at the end of fiscal year
	(Unit: Millions of yen)				
Income taxes payable	¥ 210	¥ 4,006	¥ 210	¥ 0	¥ 4,006
Income taxes payable (corporation tax and inhabitants tax)	10	3,070	10	–	3,070
Income taxes payable (enterprise tax)	200	936	199	0	936

SUPPORTING SCHEDULES AS OF AND FOR THE FISCAL YEAR ENDED MARCH 31, 2007

Supporting Schedule of Fixed Assets

For the year ended March 31, 2007

(Unit: Millions of yen)

Item	Balance at the beginning of fiscal year	Amount of increase	Amount of decrease	Balance at the end of fiscal year	Accumulated depreciation	Depreciation	Book balance
Land	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –
Buildings	279	162	0	440	202	103	237
Construction in progress	–	133	–	133	–	–	133
Other tangible fixed assets	701	10,255	49	10,906	2,253	1,990	8,653
Tangible fixed assets	¥ 980	¥ 10,551	¥ 50	¥ 11,480	¥ 2,456	¥ 2,094	¥ 9,024
Software	¥ 18,819	¥ 4,194	¥ 181	¥ 22,833	¥ 11,844	¥ 3,457	¥10,988
Software-related temporary accounts	858	3,000	1,187	2,671	–	–	2,671
Telephone rights	3	0	–	3	–	–	3
Trademark rights	15	–	–	15	1	1	13
Intangible fixed assets	¥ 19,696	¥ 7,195	¥ 1,368	¥ 25,524	¥ 11,846	¥ 3,458	¥13,677

Notes:

1. The increase in other tangible fixed assets is primarily due to the purchase of ATMs.

2. Depreciation includes extraordinary depreciation for buildings of ¥72 million, for other tangible fixed assets of ¥0 million, and for software of ¥67 million, due to changes in the estimated useful lives of these assets.

For the year ended March 31, 2007

(Unit: Thousands of U.S. dollars)

Item	*Balance at the beginning of fiscal year*	*Amount of increase*	*Amount of decrease*	*Balance at the end of fiscal year*	*Accumulated depreciation*	*Depreciation*	*Book balance*
Land	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Buildings	*2,366*	*1,375*	*8*	*3,733*	*1,719*	*876*	*2,014*
Construction in progress	–	*1,128*	–	*1,128*	–	–	*1,128*
Other tangible fixed assets	*5,939*	*86,876*	*423*	*92,392*	*19,086*	*16,865*	*73,306*
Tangible fixed assets	$ *8,305*	$ *89,379*	$ *431*	$ *97,253*	$ *20,805*	$ *17,741*	$ *76,448*
Software	$ *159,423*	$ *35,531*	$ *1,534*	$*193,420*	$ *100,339*	$ *29,286*	$ *93,081*
Software-related temporary accounts	*7,272*	*25,419*	*10,057*	*22,634*	–	–	*22,634*
Telephone rights	*28*	*5*	–	*33*	–	–	*33*
Trademark rights	*128*	–	–	*128*	*17*	*13*	*111*
Intangible fixed assets	$ *166,845*	$ *60,949*	$ *11,591*	$*216,213*	$ *100,355*	$ *29,299*	$*115,859*

Notes:

1. The increase in other tangible fixed assets is primarily due to the purchase of ATMs.

2. Depreciation includes extraordinary depreciation for buildings of $615 thousand, for other tangible fixed assets of $5 thousand, and for software of $568 thousand, due to changes in the estimated useful lives of these assets.

Supporting Schedule of Bonds

For the year ended March 31, 2007

(Unit: Millions of yen)

Description	Issue date	Balance at the beginning of fiscal year	Balance at the end of fiscal year	Rate (%)	Collateral	Maturity
First series fixed-rate unsecured bonds	December 10, 2003	¥ 15,000	¥ 15,000 [–]	0.88	Not applicable	December 10, 2008
Second series fixed-rate unsecured bonds	December 4, 2006	–	36,000 [–]	1.45	Not applicable	December 20, 2011
Third series fixed-rate unsecured bonds	December 4, 2006	–	24,000 [–]	1.67	Not applicable	December 20, 2013
Total		¥ 15,000	¥ 75,000 [–]			

Notes:

1. Brackets [ ] in the "balance at the end of the fiscal year" column represents amounts for which repayment within one year is planned.

2. Beginning the day after the balance sheet date, the repayment amounts over the next five years are as follows:

(Unit: Millions of yen)

	Within 1 year	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years
Amount	¥ –	¥ 15,000	¥ –	¥ –	¥ 36,000

For the year ended March 31, 2007

Description	Issue date	Balance at the beginning of fiscal year	Balance at the end of fiscal year	Rate (%)	Collateral	Maturity
		(Unit: Thousands of U.S. dollars)				
First series fixed-rate unsecured bonds	*December 10, 2003*	*$ 127,065*	*$127,065 [–]*	*0.88*	*Not applicable*	*December 10, 2008*
Second series fixed-rate unsecured bonds	*December 4, 2006*	–	*304,955 [–]*	*1.45*	*Not applicable*	*December 20, 2011*
Third series fixed-rate unsecured bonds	*December 4, 2006*	–	*203,304 [–]*	*1.67*	*Not applicable*	*December 20, 2013*
Total		*$ 127,065*	*$635,324 [–]*			

Notes:

1. Brackets [ ] in the "balance at the end of the fiscal year" column represents amounts for which repayment within one year is planned.

2. Beginning the day after the balance sheet date, the repayment amounts over the next five years are as follows:

	Within 1 year	*After 1 year through 2 years*	*After 2 years through 3 years*	*After 3 years through 4 years*	*After 4 years through 5 years*
	(Unit: Thousands of U.S. dollars)				
Amount	*$ –*	*$127,065*	*$ –*	*$ –*	*$304,955*

Supporting Schedule of Borrowed Money

For the year ended March 31, 2007

	Balance at the beginning of fiscal year	Balance at the end of fiscal year	Average rate (%)	Maturity
	(Unit: Millions of yen)			
Borrowed money	¥ 65,000	¥ 65,000	1.017	–
Rediscounted trade bills	–	–	–	–
Borrowed money	65,000	65,000	1.017	February 13, 2009 to March 24, 2014

Notes:

1. The average rate is calculated as a weighted average rate by using the rate as of the year-end date and the balance at the end of the fiscal year.

2. Beginning the day after the balance sheet date, the repayment amounts over the next five years are as follows:

	Within 1 year	After 1 year through 2 years	After 2 years through 3 years	After 3 years through 4 years	After 4 years through 5 years
	(Unit: Millions of yen)				
Amount	¥ –	¥ 5,000	¥35,000	¥12,000	¥ –

In the banking industry, because banks use funds from the acceptance of deposits, the call market and the bill market for business activities, the supporting schedule of borrowed money sets out in detail the components of borrowed money in the liabilities section of the balance sheet.

	(Unit: Thousands of U.S. dollars)			
	Balance at the beginning of fiscal year	*Balance at the end of fiscal year*	*Average rate (%)*	*Maturity*
Borrowed money	$ 550,614	$550,614	1.017	–
Rediscounted trade bills	–	–	–	–
Borrowed money	550,614	550,614	1.017	From February 13, 2009 to March 24, 2014

Notes:

1. The average rate is calculated as a weighted average rate by using the rate as of the year-end date and the balance at the end of the fiscal year.
2. Beginning the day after the balance sheet date, the repayment amounts over the next five years are as follows:

	(Unit: Thousands of U.S. dollars)				
	Within 1 year	*After 1 year through 2 years*	*After 2 years through 3 years*	*After 3 years through 4 years*	*After 4 years through 5 years*
Amount	$ –	$42,355	$296,484	$101,652	$ –

In the banking industry, because banks use funds from the acceptance of deposits, the call market and the bill market for business activities, the supporting schedule of borrowed money sets out in detail the components of borrowed money in the liabilities section of the balance sheet.

Supporting Schedule of Reserves

For the year ended March 31, 2007

	(Unit: Millions of yen)				
			Amount of decrease		
Category	Balance at the beginning of fiscal year	Amount of increase	Used for a specific purpose	Other	Balance at the end of fiscal year
Allowance for credit losses	¥ 45	¥ 70	¥ –	¥ 45	¥ 70
Allowance for credit losses– general	42	67	–	42	67
Allowance for credit losses– individual	3	3	–	3	3
Reserve for bonuses	148	199	148	–	199
Reserve for retirement benefits for directors and statutory auditors	128	103	–	–	231
Reserve for losses on cancellation of leases	–	2,310	–	–	2,310
Reserve for losses on relocation of business establishment	–	87	–	–	87
Total	¥ 322	¥ 2,771	¥ 148	¥ 45	¥ 2,899

For the year ended March 31, 2007

	(Unit: Thousands of U.S. dollars)				
			Amount of decrease		
Category	*Balance at the beginning of fiscal year*	*Amount of increase*	*Used for a specific purpose*	*Other*	*Balance at the end of fiscal year*
Allowance for credit losses	$ 387	$ 600	$ –	$ 387	$ 600
Allowance for credit losses– general	361	571	–	361	571
Allowance for credit losses– individual	26	29	–	26	29
Reserve for bonuses	1,260	1,688	1,260	–	1,688
Reserve for retirement benefits for directors and statutory auditors	1,086	873	–	–	1,959
Reserve for losses on cancellation of leases	–	19,573	–	–	19,573
Reserve for losses on relocation of business establishment	–	745	–	–	745
Total	$ 2,733	$ 23,479	$ 1,260	$ 387	$ 24,565

Supporting Schedule of Income Taxes Payable

For the year ended March 31, 2007

Category	Balance at the beginning of fiscal year	Amount of increase	Amount of decrease: Used for a specific purpose	Amount of decrease: Other	Balance at the end of fiscal year
	(Unit: Millions of yen)				
Income taxes payable	¥ 4,006	¥ 7,799	¥ 3,990	¥ 16	¥ 7,799
Income taxes payable (corporation tax and inhabitants tax)	3,070	6,370	3,064	5	6,370
Income taxes payable (enterprise tax)	936	1,429	925	10	1,429

For the year ended March 31, 2007

Category	*Balance at the beginning of fiscal year*	*Amount of increase*	*Amount of decrease: Used for a specific purpose*	*Amount of decrease: Other*	*Balance at the end of fiscal year*
	(Unit: Thousands of U.S. dollars)				
Income taxes payable	*$ 33,938*	*$ 66,065*	*$33,801*	*$137*	*$ 66,065*
Income taxes payable (corporation tax and inhabitants tax)	*26,006*	*53,960*	*25,959*	*47*	*53,960*
Income taxes payable (enterprise tax)	*7,932*	*12,105*	*7,842*	*90*	*12,105*

The main components of assets and liabilities for the fiscal year-end (as of March 31, 2006) are as follows:

(1) Assets

Due from banks	Consists of cash of ¥8,052 million deposited with the Bank of Japan, cash of ¥119 million deposited with Japan Post, and cash of ¥22,417 million deposited with other banks.
Prepaid expenses	Consists of machine maintenance costs of ¥153 million, land and building rental of ¥14 million, machine rental of ¥10 million, and others.
Accrued revenue	Consists of accrued fees and commissions income of ¥5,644 million, and others.
Other assets	Consists of equipment attached to ATMs of ¥336 million, provisions (records, etc.) of ¥58 million by fiscal year-end, temporary payments of ¥51 million, and others.

(2) Liabilities

Other deposit	Consists of specified deposits of ¥65 million.
Accrued expense	Consists of accrued outsourcing expenses of ¥1,274 million, accrued ATM placement fee expenses of ¥421 million, telecommunications expenses of ¥208 million, and others.
Unearned income	Consists of unearned fees and commissions income of ¥25 million from correspondent banks.
Other liabilities	Consists of other accounts payable of ¥825 million, consumption taxes payable of ¥262 million, temporary advances of ¥20 million, and others.

The main components of assets and liabilities for the fiscal year-end (as of March 31, 2007) are as follows:

(1) Assets

Due from banks	Consists of cash of ¥74 million ($629 thousand) deposited with the Bank of Japan, cash of ¥1,365 million ($11,570 thousand) deposited with Japan Post, and cash of ¥10,760 million ($91,155 thousand) deposited with other banks.
Prepaid expenses	Consists of machine maintenance costs of ¥166 million ($1,414 thousand), land and building rental of ¥27 million ($234 thousand), machine rental of ¥27 million ($229 thousand), and others.
Accrued revenue	Consists of accrued fees and commissions income of ¥6,493 million ($55,005 thousand), and others.
Other assets	Consists of guarantee deposits of ¥522 million ($4,429 thousand), provisions (records, etc.) of ¥66 million ($562 thousand) by fiscal year-end, equipment attached to ATMs of ¥52 million ($442 thousand), temporary payments of ¥17 million ($145 thousand), and others.

(2) Liabilities

Other deposit	Consists of specified deposits of ¥173 million ($1,469 thousand).
Accrued expense	Consists of accrued outsourcing expenses of ¥1,060 million ($8,982 thousand), accrued ATM placement fee expenses of ¥608 million ($5,155 thousand), accrued advertising costs of ¥200 million ($1,700 thousand), telecommunications expenses of ¥188 million ($1,599 thousand), and others.
Unearned income	Consists of unearned fees and commissions income of ¥32 million ($276 thousand) from correspondent banks.
Other liabilities	Consists of other accounts payable of ¥1,946 million ($16,489 thousand), consumption taxes payable of ¥316 million ($2,679 thousand), temporary advances of ¥37 million ($315 thousand), and others.

Independent Auditors' Report

To the Board of Directors of
Seven Bank, Ltd.:

We have audited the accompanying balance sheet of Seven Bank, Ltd. as of March 31, 2007, and the related statements of income, changes in net assets and cash flows for the year then ended, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seven Bank, Ltd. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
As discussed in Note 2. (k) to the financial statements, effective October 1, 2006, Seven Bank, Ltd. changed the method of accounting for the reserve for losses on cancellation of leases.

The U.S. dollar amounts in the accompanying financial statements are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the financial statements.

KPMG AZSA & Co.
Tokyo, Japan
January 21, 2008

BALANCE SHEET

Seven Bank, Ltd.
As of March 31, 2007

	Millions of yen	*Thousands of U.S. dollars (Note 1)*
Assets:		
Cash and due from banks (Notes 2, 3 and 4)	¥ 254,757	*$2,158,049*
Call loans	94,500	*800,508*
Securities (Notes 2, 5 and 6)	78,338	*663,608*
Accrued income (Note 7)	6,562	*55,590*
ATM-related temporary payments	72,783	*616,545*
Tangible fixed assets (Notes 2 and 8)	9,024	*76,448*
Intangible fixed assets (Notes 2 and 9)	13,677	*115,859*
Deferred tax assets (Notes 2 and 23)	2,145	*18,173*
Other assets (Notes 6 and 10)	1,038	*8,799*
Allowance for credit losses (Note 2)	(70)	*(600)*
Total assets	¥ 532,757	*$4,512,979*

(Continued on following page).

BALANCE SHEET
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
As of March 31, 2007

	Millions of yen	*Thousands of U.S. dollars (Note 1)*
Liabilities:		
Deposits (Note 12)	¥ 275,136	*$2,330,678*
Borrowed money (Note 13)	65,000	*550,614*
Bonds (Note 14)	75,000	*635,324*
ATM-related temporary advances	19,155	*162,270*
Reserve for bonuses (Note 2)	199	*1,688*
Reserve for retirement benefits for directors and statutory auditors (Note 2)	231	*1,959*
Reserve for losses on cancellation of leases (Note 2)	2,310	*19,573*
Reserve for losses on relocation of business establishment (Note 2)	87	*745*
Other liabilities (Note 15)	21,785	*184,546*
Total liabilities	458,907	*3,887,397*
Net assets (Notes 2, 17 and 24):		
Common stock:	30,500	*258,365*
Authorized — 4,880,000 shares		
Issued — 1,220,000 shares		
Capital surplus	30,505	*258,416*
Retained earnings (Note 29)	18,756	*158,889*
Treasury stock	(5,901)	*(49,992)*
Total stockholders' equity	73,861	*625,678*
Net unrealized losses on available-for-sale securities, net of taxes	(11)	*(96)*
Total valuation and translation adjustments	(11)	*(96)*
Total net assets	73,849	*625,582*
Total liabilities and net assets	¥ 532,757	*$4,512,979*

See accompanying notes.

STATEMENT OF INCOME
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the year ended March 31, 2007

	Millions of yen	*Thousands of U.S. dollars (Note 1)*
Income:		
Interest income	¥ 422	$ *3,577*
Interest and dividends on securities	284	*2,412*
Other interest income	137	*1,165*
Fees and commissions income (Note 19)	74,875	*634,269*
Other income	129	*1,100*
Total income	75,427	*638,946*
Expenses:		
Interest expenses	1,534	*13,001*
Interest on deposits	417	*3,534*
Interest on call money	28	*243*
Interest on borrowed money	661	*5,600*
Interest on bonds	427	*3,624*
Fees and commissions expenses (Note 20)	6,491	*54,987*
Other operating expenses (Note 21)	653	*5,537*
General and administrative expenses	41,574	*352,178*
Other expenses (Note 22)	4,164	*35,274*
Total expenses	54,418	*460,977*
Income before income taxes	21,009	*177,969*
Income taxes (Notes 2 and 23)		
Current	9,564	*81,022*
Deferred	(1,223)	*(10,360)*
Total income taxes	8,341	*70,662*
Net income	¥ 12,667	$ *107,307*

Amounts per share of common stock (Notes 2 and 28):

	Yen	*U.S. dollars (Note 1)*
Net assets	¥63,317.15	$ *536.36*
Net income	10,736.56	*90.95*
Diluted net income	–	–
Cash dividends applicable to the year	5,000.00	*42.35*

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the year ended March 31, 2007

		Millions of yen				
		Stockholders' equity				
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2006	1,220,000	¥61,000	¥ –	¥ 6,089	¥ –	¥ 67,089
Transfer to capital surplus from common stock	–	(30,500)	30,500	–	–	–
Net income	–	–	–	12,667	–	12,667
Purchase of treasury stock	–	–	–	–	(5,940)	(5,940)
Disposal of treasury stock	–	–	5	–	38	44
Net changes in items other than stockholders' equity	–	–	–	–	–	–
Total changes in items during the period	–	(30,500)	30,505	12,667	(5,901)	6,772
Balance as of March 31, 2007	1,220,000	¥30,500	¥30,505	¥18,756	¥(5,901)	¥ 73,861

	Millions of yen		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	¥ (8)	¥ (8)	¥67,080
Transfer to capital surplus from common stock	–	–	–
Net income	–	–	12,667
Purchase of treasury stock	–	–	(5,940)
Disposal of treasury stock	–	–	44
Net changes in items other than stockholders' equity	(2)	(2)	(2)
Total changes in items during the period	(2)	(2)	6,769
Balance as of March 31, 2007	¥ (11)	¥ (11)	¥73,849

(Continued on following page.)

	Thousands of U.S. dollars (Note 1)				
	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2006	$ 516,730	$ –	$ 51,582	$ –	$ 568,312
Transfer to capital surplus from common stock	(258,365)	258,365	–	–	–
Net income	–	–	107,307	–	107,307
Purchase of treasury stock	–	–	–	(50,318)	(50,318)
Disposal of treasury stock	–	51	–	326	377
Net changes in items other than stockholders' equity	–	–	–	–	–
Total changes in items during the period	(258,365)	258,416	107,307	(49,992)	57,366
Balance as of March 31, 2007	$ 258,365	$258,416	$158,889	$(49,992)	$ 625,678

	Thousands of U.S. dollars (Note 1)		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	$ (72)	$ (72)	$568,240
Transfer to capital surplus from common stock	–	–	–
Net income	–	–	107,307
Purchase of treasury stock	–	–	(50,318)
Disposal of treasury stock	–	–	377
Net changes in items other than stockholders' equity	(24)	(24)	(24)
Total changes in items during the period	(24)	(24)	57,342
Balance as of March 31, 2007	$ (96)	$ (96)	$625,582

See accompanying notes.

STATEMENT OF CASH FLOWS
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the year ended March 31, 2007

	Millions of yen	*Thousands of U.S. dollars (Note 1)*
Cash flows from operating activities:		
Income before income taxes	¥ 21,009	*$ 177,969*
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation of fixed assets	5,412	*45,852*
Net change in allowance for credit losses	25	*214*
Net change in reserve for losses on cancellation of leases	2,310	*19,573*
Net change in reserve for losses on relocation of business establishment	87	*745*
Interest income	(422)	*(3,577)*
Interest expenses	1,534	*13,001*
Net losses on securities transactions	105	*890*
Net losses on disposal of fixed assets	77	*659*
Net change in deposits	6,065	*51,385*
Net change in negotiable certificates of deposit	72,190	*611,521*
Net change in call loans	(94,500)	*(800,508)*
Proceeds from issuance and maturity of ordinary bonds	60,000	*508,259*
Net change in ATM-related temporary accounts	(27,332)	*(231,535)*
Interest received	418	*3,544*
Interest paid	(1,144)	*(9,697)*
Other — net	(302)	*(2,563)*
Subtotal	45,535	*385,732*
Income taxes paid	(5,784)	*(49,002)*
Net cash provided by operating activities	39,750	*336,730*
Cash flows from investing activities:		
Purchases of securities	(162,178)	*(1,373,809)*
Proceeds from maturity of securities	145,500	*1,232,529*
Purchases of tangible fixed assets	(10,178)	*(86,225)*
Purchases of intangible fixed assets	(5,358)	*(45,391)*
Net cash used in investing activities	(32,215)	*(272,896)*
Cash flows from financing activities:		
Purchases of treasury stock	(5,940)	*(50,318)*
Proceeds from disposal of treasury stock	44	*377*
Net cash used in financing activities	(5,895)	*(49,941)*
Net increase in cash and cash equivalents	1,640	*13,893*
Cash and cash equivalents at the beginning of the year	253,117	*2,144,156*
Cash and cash equivalents at the end of the year (Note 3)	¥ 254,757	*$2,158,049*

See accompanying notes.

Seven Bank, Ltd.
As of and for the year ended March 31, 2007

1. Basis of Presenting Financial Statements

(a) The accompanying financial statements of Seven Bank, Ltd. (the "Bank") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accompanying financial statements have been reclassified and translated into English (with some expanded descriptions) from the financial statements of the Bank prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language financial statements, but not required for fair presentation, is not presented in the accompanying financial statements.

(b) The Bank maintains its accounting records in Japanese yen, the currency of the jurisdiction in which the Bank is incorporated and operates. In preparing the accompanying financial statements and notes thereto, Japanese yen figures less than one million yen have been rounded down to the nearest million yen, except for per share data, in accordance with the Securities and Exchange Law and Enforcement Ordinance concerning the Banking Law of Japan. Therefore, total or subtotal amounts shown in the accompanying financial statements and notes thereto do not necessarily agree with sums of individual amounts.

(c) The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥118.05 to U.S.$1.00. Such translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(d) The preparation of financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies

(a) Securities

Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains or losses on sales of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market values are stated at moving-average cost.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

(b) Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents represent cash and due from banks.

(c) Derivative and hedge accounting

The Bank uses derivative financial instruments to manage its exposure to fluctuations in interest rates. Interest rate swaps are utilized by the Bank to reduce the risk of fluctuations in interest rates. The Bank does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments are classified and accounted for as follows. All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivatives are recognized in the statement of income.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at fair value, but the difference paid or received under these swap agreements is recognized as, and included in, interest expenses or income.

(d) Tangible fixed assets

Tangible fixed assets are generally stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is mainly calculated by the declining-balance method over the estimated useful lives of the assets.

Estimated useful lives of major items are as follows:

Buildings:	6-18 years
Others:	2-20 years

(e) Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method. Software utilized by the Bank is amortized over the period in which it is expected to be utilized (five years).

(f) Bond issuance expenses

Bond issuance expenses of the Bank are charged to income as incurred.

(g) Allowance for credit losses

An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write-offs and provisions.

The Bank classifies its obligors into five categories. All credits are classified into five categories for self-assessment purposes such as "normal obligors," "watch obligors," bankruptcy risk obligors," "substantially bankrupt obligors," and "bankrupt obligors."

For credits to obligors classified as normal obligors or watch obligors, the allowance for credit losses is provided based on the Bank's estimated rate of credit losses.

For credits to obligors classified as bankruptcy risk obligors, the allowance for credit losses is provided for estimated unrecoverable amounts determined after excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

For credits to obligors classified as substantially bankrupt obligors or bankrupt obligors, the allowance for credit losses is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office. The allowance is provided based on the results of these assessments.

(h) Reserve for bonuses

The Bank records a reserve for bonuses for employees in the amount of estimated bonuses attributed to the relevant fiscal year.

(i) Employees' severance and retirement benefits

The Bank has contributory funded pension plans for its employees, under which all eligible employees are entitled to benefits based on the level of salaries at the time of retirement or termination, length of service and certain other factors.

The liability for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets.

Unrecognized prior service cost is amortized using the straight-line method over ten years within the employees' average remaining service period at incurrence. Unrecognized net actuarial difference is amortized using the straight-line method over ten years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(j) Reserve for retirement benefits for directors and statutory auditors

Retirement benefits for directors and statutory auditors are provided for in an amount equal to the amount of the aggregate retirement benefits that would be required if they retired from their positions by the balance sheet date under the Bank's internal guidelines.

(k) Reserve for losses on cancellation of leases

In the year ended March 31, 2007, the Bank changed its method of accounting to provide for losses on cancellation of leases at amounts to be estimated reasonably in accordance with the Bank's ATM replacement plan. In previous years these losses were recorded when lease contracts were cancelled.

Taking the opportunity presented by the creation of a rational ATM replacement plan, this change was made in order to achieve a more appropriate presentation of the financial position of the Bank. Compared to the previous accounting method, income before income taxes decreased by ¥2,310 million ($19,573 thousand) and net income decreased by ¥1,370 million ($11,609 thousand) for the year ended March 31, 2007.

(l) Reserve for losses on relocation of business establishment

The reserve for losses on relocation of business establishment is provided for losses related to the relocation of business establishment in accordance with the Bank's relocation plan. An amount reasonably estimated for such losses is recognized.

(m) Income taxes

Income taxes consist of corporation, inhabitants and enterprise taxes. The provision for income taxes is computed based on the pretax income of the Bank with certain adjustments required for tax purposes. The asset and liability approach is used to recognize deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(n) Accounting for certain lease transactions

Financing leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

(o) Amounts per share

Net assets per share is calculated by dividing net assets by the number of shares of common stock outstanding at the end of the fiscal year, excluding "treasury stock."

Net income per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares of common stock outstanding during the fiscal year, excluding "treasury stock."

Cash dividends per share represent the actual amounts declared as applicable to the fiscal year.

(p) Appropriation of retained earnings

Cash dividends are recorded in the fiscal year when the relevant proposed appropriation of retained earnings is approved by the board of directors and for which notification is given at a general meeting of shareholders.

(q) Application of new accounting standards

i. Accounting standards related to the presentation of net assets

On December 9, 2005, the Accounting Standard Board of Japan (the "ASBJ") published "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and its implementation guidance "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8). These new accounting standards were effective from fiscal years ending on or after May 1, 2006. The balance sheet as of March 31, 2007 is presented based on this standard.

The amount corresponding to former stockholders' equity as of March 31, 2007 is ¥73,849 million ($625,582 thousand).

We have complied with revised regulations concerning financial reporting and the Revised Enforcement Ordinance concerning the Banking Law as regards the assets portion of the balance sheet in the financial statements for the fiscal year ended March 31, 2007.

ii. Accounting standards for treasury shares and appropriation of legal reserve

Effective from the year ended March 31, 2007, the Bank adopted revised "Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Statement No. 1 issued on December 27, 2005) and "Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Revised Guidance No. 2 issued on August 11, 2006). The adoption of these revised standards did not have any impact on the financial statements.

iii. Accounting standards for financial instruments

Effective from the year ended March 31, 2007, the Bank adopted partially revised "Accounting Standards for Financial Instruments" (ASBJ Revised Statement No. 10 issued on August 11, 2006). The Bank has applied the revised accounting standards. The adoption of these revised standards did not have any impact on the financial statements.

(r) Change in method of presentation

The Enforcement Ordinance concerning of the Banking Law (Ministry of Finance Ordinance No. 10, 1982) was revised by Cabinet Office Ordinance No. 60, dated April 28, 2006, which was complied with from the business year beginning April 1, 2006 and which resulted in the following changes being implemented in the financial statements for the year ended March 31, 2007:

Balance sheet

(1) "Premises and equipment" were separately presented as "tangible fixed assets," "intangible fixed assets" and "other assets."

Land, buildings and equipment in "premises and equipment" were separately presented as "buildings" and "other tangible fixed assets" in "tangible fixed assets," and temporary payments for unfinished construction projects were presented as "construction in progress" in "tangible fixed assets."

Foregifts were included in and presented as "other intangible fixed assets" in "intangible fixed assets," and guarantee deposits were included in "other assets."

(2) "Software" and "software-related temporary accounts," which had been included in "other assets," were included in "intangible fixed assets."

Cash flow calculation

With the breakdown of "premises and equipment" in the balance sheet into "tangible fixed assets," "intangible fixed assets," and "other assets," "profit (loss) from disposition of premises and equipment" was renamed "profit (loss) from disposition of fixed assets." In addition, "acquisition expenses for premises and equipment" and "acquisition expenses for software" were also renamed "acquisition expenses for tangible fixed assets" and "acquisition expenses for intangible fixed assets."

3. Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows for the year ended March 31, 2007 consisted of cash and due from banks of ¥254,757 million ($2,158,049 thousand) on the balance sheet as of March 31, 2007.

4. Cash and due from banks

Cash and due from banks as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Cash	¥ 242,556	*$2,054,695*
Due from the Bank of Japan	74	*629*
Due from Japan Post	1,365	*11,570*
Due from other banks	10,760	*91,155*
Total	¥ 254,757	*$2,158,049*

5. Securities

(1) The following table summarizes acquisition cost, book value and fair value of securities with available fair values as of March 31, 2007:

(a) Available-for-sale securities:

	Millions of yen				
	Acquisition cost	Book value	Difference	Unrealized gains	Unrealized losses
Bonds:					
Japanese government bonds	¥ 78,213	¥ 78,194	¥ (19)	¥ 0	¥ 19
Total	¥ 78,213	¥ 78,194	¥ (19)	¥ 0	¥ 19

	Thousands of U.S. dollars				
	Acquisition cost	*Book value*	*Difference*	*Unrealized gains*	*Unrealized losses*
Bonds:					
Japanese government bonds	*$662,550*	*$662,388*	*$ (162)*	*$ 7*	*$ 169*
Total	*$662,550*	*$662,388*	*$ (162)*	*$ 7*	*$ 169*

(2) The following table summarizes the book value of securities with no available fair values as of March 31, 2007.

	Millions of yen	*Thousands of U.S. dollars*
Available-for-sale securities:		
Unlisted stocks	¥ 144	*$ 1,220*

(3) Available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2007 are as follows:

	Millions of yen			
	Within one year	Over one year but within five years	Over five years but within ten years	Over ten years
Bonds:				
Japanese government bonds	¥ 78,194	–	–	–
Total	¥ 78,194	–	–	–

	Thousands of U.S. dollars			
	Within one year	*Over one year but within five years*	*Over five years but within ten years*	*Over ten years*
Bonds:				
Japanese government bonds	*$ 662,388*	–	–	–
Total	*$ 662,388*	–	–	–

6. Assets pledged

Securities were pledged as collateral for exchange settlements and overdraft transactions with the Bank of Japan. These securities amounted to ¥69,956 million ($592,604 thousand) as of March 31, 2007.

Other assets include guarantee deposits of ¥522 million ($4,429 thousand) as of March 31, 2007.

7. Accrued income

Accrued income as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Fee income	¥ 6,493	*$ 55,005*
Other	69	*585*
Total	¥ 6,562	*$ 55,590*

8. Tangible fixed assets

Tangible fixed assets as of March 31, 2007 consisted of the following:

		Millions of yen		*Thousands of U.S. dollars*
Buildings	¥	237	$	*2,014*
Construction in progress		133		*1,128*
Other		8,653		*73,306*
Total	¥	9,024	$	*76,448*

9. Intangible fixed assets

Intangible fixed assets as of March 31, 2007 consisted of the following:

		Millions of yen		*Thousands of U.S. dollars*
Software	¥	10,988	$	*93,081*
Software-related temporary accounts		2,671		*22,634*
Telephone rights		3		*33*
Trademark rights		13		*111*
Total	¥	13,677	$	*115,859*

10. Other assets

Other assets as of March 31, 2007 consisted of the following:

		Millions of yen		*Thousands of U.S. dollars*
Prepaid expenses	¥	263	$	*2,230*
Machine maintenance expense		166		*1,414*
Land building rental expense		27		*234*
Machine rental expense		27		*229*
Other		41		*353*
Prepaid pension cost		84		*715*
Derivatives other than for trading		24		*208*
Other		666		*5,646*
Guarantee deposits		522		*4,429*
Stock goods		66		*562*
Equipment attached to ATMs		52		*442*
Temporary payments		17		*145*
Other		7		*68*
Total	¥	1,038	$	*8,799*

11. Commitment line

The Bank has concluded commitment line contracts with four banks. Under these contracts, the Bank may borrow up to ¥30,000 million ($254,130 thousand). The unused amount under the commitment lines totaled ¥30,000 million ($254,130 thousand) as of March 31, 2007.

12. Deposits

Deposits as of March 31, 2007 consisted of the following:

		Millions of yen	*Thousands of U.S. dollars*
Ordinary deposits	¥	171,707	*$1,454,534*
Time deposits		15,955	*135,158*
Other deposits[1]		173	*1,469*
Negotiable certificates of deposit		87,300	*739,517*
Total	¥	275,136	*$2,330,678*

Note:

(1) Other deposits are specified deposits.

13. Borrowed money

Borrowed money as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Borrowed money from banks and insurance companies	¥ 65,000	*$ 550,614*

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2007 was 1.017%.

The repayment schedule within five years on borrowed money was as follows:

	Millions of yen				
	Within one year	Over one year but within two years	Over two years but within three years	Over three years but within four years	Over four years but within five years
Amount	¥ –	¥ 5,000	¥ 35,000	¥ 12,000	¥ –
	Thousands of U.S. dollars				
	Within one year	*Over one year but within two years*	*Over two years but within three years*	*Over three years but within four years*	*Over four years but within five years*
Amount	*$ –*	*$ 42,355*	*$ 296,484*	*$ 101,652*	*$ –*

14. Bonds

Bonds as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Unsecured:		
0.88% unsecured bonds due December 12, 2008	¥ 15,000	*$ 127,065*
1.45% unsecured bonds due December 20, 2011	36,000	*304,955*
1.67% unsecured bonds due December 20, 2013	24,000	*203,304*
Total	¥ 75,000	*$ 635,324*

The repayment schedule within five years on bonds was as follows:

	Millions of yen				
	Within one year	Over one year but within two years	Over two years but within three years	Over three years but within four years	Over four years but within five years
Amount	¥ –	¥ 15,000	¥ –	¥ –	¥ . 36,000
	Thousands of U.S. dollars				
	Within one year	*Over one year but within two years*	*Over two years but within three years*	*Over three years but within four years*	*Over four years but within five years*
Amount	*$ –*	*$ 127,065*	*$ –*	*$ –*	*$ 304,955*

15. Other liabilities

Other liabilities as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Income taxes payable	¥ 7,799	*$ 66,065*
Accrued expenses	3,412	*28,905*
Entrusted business accrued commission	1,060	*8,982*
Accrued ATM placement fee expenses	608	*5,155*
Accrued advertising expenses	200	*1,700*
Telegraph and telephone rates payable	188	*1,599*
Other	1,356	*11,469*
Unearned income	32	*276*
Accrued fees and commissions with correspondent banks	32	*276*
Accounts payable on transactions	8,238	*69,786*
Other	2,303	*19,514*
Accounts payable	1,946	*16,489*
Consumption tax payable	316	*2,679*
Temporary advances	37	*315*
Other	4	*31*
Total	¥ 21,785	*$ 184,546*

16. Employees' severance and retirement benefits

The Bank has an employee pension plan which is a contributory funded defined benefit pension plan.

The liability for severance and retirement benefits as of March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
1. Projected benefit obligation	¥ (491)	*$ (4,167)*
2. Fair value of plan assets	227	*1,930*
3. Unaccrued projected benefits obligation (1+2)	(264)	*(2,237)*
4. Unrecognized actuarial difference	308	*2,613*
5. Unrecognized prior service cost	40	*339*
6. Net amount recorded on the balance sheet (3+4+5)	84	*715*
7. Prepaid pension cost	84	*715*
8. Reserve for severance and retirement benefits (6-7)	¥ –	*$ –*

The components of net periodic retirement benefit costs for the year ended March 31, 2007 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Service cost	¥ 63	*$ 540*
Interest cost	9	*82*
Expected return on plan assets	(5)	*(45)*
Amortization of unrecognized prior service cost	5	*42*
Amortization of unrecognized actuarial difference	28	*238*
Other retirement cost (non-actuarial basis cost)	–	*–*
Net periodic retirement benefit costs	¥ 101	*$ 857*

Assumptions used for the year ended March 31, 2007 were set forth as follows:

Discount rate	2.5%
Expected rate of return on plan assets	3.5%
Amortization period for prior service cost	10 years (using the straight-line method within the employees' average remaining service period at incurrence)
Amortization period for actuarial difference	10 years (using the straight-line method within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

17. Net assets

Under the Company Law of Japan (the "Company Law"), the entire amount of the issue price for shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as capital reserve, which is included in capital surplus.

The Banking Law of Japan (the "Banking Law") provides that an amount equal to at least 20% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of the legal earnings reserve and capital reserve equals 100% of common stock. Legal earnings reserve and capital reserve may be used to eliminate or reduce a deficit by a resolution of a shareholders' meeting or may be capitalized by a resolution of the board of directors. On condition that the total amount of the legal earnings reserve and capital reserve remains equal to or exceeds 100% of common stock, they are available for distributions or certain other purposes by a resolution of a shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Bank can distribute as dividends is calculated based on the non-consolidated financial statements of the Bank in accordance with the Company Law.

18. Dividend restriction

The payment of dividends by the Bank is subject to restrictions under Article 18 of the Banking Law.

19. Fees and commissions income

Fees and commissions income received for the year ended March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Remittance-related fee income	¥ 365	*$ 3,096*
ATM-related fee income	73,124	*619,438*
Other	1,385	*11,735*
Total	¥ 74,875	*$ 634,269*

20. Fees and commissions expenses

Fees and commissions expenses paid for the year ended March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Remittance-related fee expenses	¥ 155	*$ 1,320*
ATM placement fee expenses	6,150	*52,102*
ATM-related fee expenses	158	*1,341*
Other	26	*224*
Total	¥ 6,491	*$ 54,987*

21. Other operating expenses

Other operating expenses for the year ended March 31, 2007 consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Redemption of bonds	¥ 105	*$ 890*
Bond issuance expenses	246	*2,090*
Losses on derivatives	301	*2,557*
Total	¥ 653	*$ 5,537*

22. Other expenses

Other expenses for the year ended March 31, 2007, consisted of the following:

	Millions of yen	*Thousands of U.S. dollars*
Provision for allowance for credit losses	¥ 25	*$ 213*
Losses on disposal of fixed assets	77	*659*
Losses on cancellation of leases	1,396	*11,827*
Provision for reserve for losses on cancellation of leases	2,310	*19,573*
Extraordinary depreciation	140	*1,188*
Provision for reserve for losses on relocation of business establishment	87	*745*
Other	126	*1,069*
Total	¥ 4,164	*$ 35,274*

23. Income taxes

Income taxes in the statement of income consist of corporation tax, inhabitants tax and enterprise tax. The statutory tax rate was approximately 41%, and there was no significant difference between the statutory tax rate and the Bank's effective tax rate for the year ended March 31, 2007.

Significant components of the deferred tax assets and liabilities as of March 31, 2007 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Deferred tax assets:		
Reserve for losses on cancellation of leases	¥ 940	$ *7,965*
Enterprise tax	581	*4,926*
Depreciation	397	*3,368*
Reserve for retirement benefits for directors and statutory auditors	94	*797*
Reserve for bonuses	81	*687*
Allowance for credit losses	28	*244*
Other	56	*477*
Total deferred tax assets	2,179	*18,464*
Deferred tax liabilities:		
Prepaid expenses	(34)	*(291)*
Total deferred tax liabilities	(34)	*(291)*
Net deferred tax assets	¥ 2,145	$ *18,173*

24. Changes in net assets

(1) Type and number of shares issued and treasury shares are as follows:

	Number of shares			
	March 31, 2006	Increase	Decrease	March 31, 2007
Shares issued				
Common stock	1,220,000	–	–	1,220,000
Total	1,220,000	–	–	1,220,000
Treasury stock				
Common stock(1)	–	54,000	350	53,650
Total	–	54,000	350	53,650

Note:

(1) Increase in number of treasury shares:

54,000 shares due to acquisition of own shares pursuant to a resolution of the ordinary general meeting of shareholders held on June 16, 2006.

Decrease in number of treasury shares:

350 shares due to sales of own shares pursuant to a resolution of the board of directors on December 1, 2006.

(2) Information on dividends is as follows:

(a) Dividends paid in the fiscal year ended March 31, 2007

Not applicable

(b) Dividends to be paid in the fiscal year ending March 31, 2008 (Millions of yen, except per share amount)

Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Common stock	¥ 5,831	Retained earnings	¥ 5,000	March 31, 2007	June 25, 2007

Date of resolution: Board of directors meeting held on June 1, 2007

25. Related party transactions

Related party transactions for the fiscal year ended March 31, 2007 were as follows:

	Amounts of the transactions				Balance at end of year		
Related party	**Category**	**Description of the transactions**	**Millions of yen**	***Thousands of U.S. dollars***	**Account title**	**Millions of yen**	***Thousands of U.S. dollars***
Seven–Eleven Japan Co., Ltd.[1]	Other related companies	Payment of ATM placement fees expenses[2]	¥ 6,024	*$ 51,035*	Accrued expenses	¥ 626	*$ 5,310*
SE Capital Corporation[3] ..	Subsidiary of other related companies	Payment of equipment rental expenses[4]	6,200	*52,524*	Accrued expenses	71	*605*
		Payment of lease cancellation fees[5]	1,286	*10,895*			

Notes:

(1) 26.03% of the outstanding common stock of the Bank is directly owned by Seven-Eleven Japan Co., Ltd. as of March 31, 2007.

(2) The business terms and conditions and decision-making process related to ATM placement fee expenses take into consideration Seven-Eleven Japan's overall infrastructure costs. As a result of a revision of the applicable rates, effective October 2006, ATM placement fee expenses increased by ¥694 million ($5,882 thousand).

(3) SE Capital Corporation is a wholly-owned subsidiary of Seven-Eleven Japan Co., Ltd.

(4) The business terms and conditions and decision-making process related to equipment rental expenses are on arm's length, mutually beneficial, terms.

(5) The business terms and conditions and decision-making process related to the payment of lease cancellation fees are on arm's length, mutually beneficial, terms.

26. Lease Transactions

Financing Leases:

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for finance leases without transfer of ownership at March 31, 2007 was as follows:

	Millions of yen		
	Acquisition cost	**Accumulated depreciation**	**Net book value**
Equipment	¥ 24,368	¥ 13,442	¥10,926
Other	475	172	302
Total	¥ 24,843	¥ 13,615	¥11,228

	Thousands of U.S. dollars		
	Acquisition cost	***Accumulated depreciation***	***Net book value***
Equipment	*$206,426*	*$ 113,871*	*$92,555*
Other	*4,024*	*1,462*	*2,562*
Total	*$210,450*	*$ 115,333*	*$95,117*

Future minimum lease payments excluding interest at March 31, 2007 were as follows:

	Millions of yen	***Thousands of U.S. dollars***
Due within one year	¥ 4,499	*$ 38,115*
Due after one year	6,873	*58,225*
Total	¥ 11,372	*$ 96,340*

Total lease expenses for the year ended March 31, 2007 were ¥6,153 million ($52,125 thousand).

Assumed depreciation expenses for the year ended March 31, 2007 amounted to ¥5,939 million ($50,315 thousand). Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method. Interest expenses for the year ended March 31, 2007 amounted to ¥245 million ($2,080 thousand).

27. Derivative Financial Instruments and Hedging Transactions

The Bank enters into derivative financial instruments, such as interest rate swaps, as a means of mitigating the risks associated with the impact of interest rate fluctuations on assets and liabilities and with mismatches between the duration of its assets and liabilities. All derivative transactions are entered into only for the purpose of reducing or hedging market risks.

Position limit amounts and loss limit amounts were regulated in accordance with the Bank's internal rules. All of the Bank's interest rate risk is measured with these two factors. Derivative transactions entered into by the Bank have been managed in accordance with this limitation.

Derivative transactions are accompanied by losses arising from credit risk and losses arising from market risk. Credit risk represents the potential losses arising from decreases in, or the disappearance of, assets as a result of deterioration in the financial condition of counterparties to derivative financial instruments and hedging transactions. Market risk represents the potential losses arising from decreases in assets as a result of fluctuations in interest rates, the market value of securities, exchange rates and other risk factors. To cope with increasing risks, the Bank is strengthening its credit reviewing system, monitoring position limits, and establishing an effective internal control organization.

The notional principal amount and unrealized gains and losses on derivative financial instruments as of March 31, 2007 were as follows:

Interest related:

		Millions of yen			
		Contract or notional amount			
		Total	Over one year	Fair value	Unrealized gains
Over-the-counter	Interest rate swaps				
	Receive variable, pay fixed	¥ 35,000	¥ 35,000	¥ 24	¥ 24
	Total			¥ 24	¥ 24

		Thousands of U.S. dollars			
		Contract or notional amount			
		Total	*Over one year*	*Fair value*	*Unrealized gains*
Over-the-counter	Interest rate swaps				
	Receive variable, pay fixed	*$ 296,485*	*$ 296,485*	*$ 208*	*$ 208*
	Total			*$ 208*	*$ 208*

Notes:

(1) The above transactions are valued at market value and the unrealized gains are accounted for in the statement of income.

(2) Fair value of transactions is calculated using the discounted percent value method.

(3) Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

28. Per share data

March 31, 2007

	Yen	*U.S. dollars*
Net assets per share	¥63,317.15	*$ 536.36*

Year ended March 31, 2007

	Yen	*U.S. dollars*
Net income per share	¥10,736.56	*$ 90.95*
Net income per share (diluted)	–	–

Notes:

(1) On January 31, 2006, The ASBJ revised its "Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4, issued on September 25, 2002), and the revised guidance was applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, the Bank has applied the revised guidance. The adoption of this revised standard did not have any impact on the financial statements.

(2) Net income per share is calculated based on the following:

(3) As there is no diluted stock, the Bank does not discuss the basis for calculating net income per share (diluted).

Year ended March 31, 2007	Millions of yen except number of shares	*Thousands of U.S. dollars*
Net income per share		
Net income	¥ 12,667	*$ 107,307*
Amount not attributable to common shareholders	–	–
Net income attributable to common stock	12,667	*107,307*
Average number of shares of common stock during the year (in thousands)	1,179	–

29. Subsequent events

On June 1, 2007, the board of directors approved the following appropriations of retained earnings:

Appropriation of retained earnings as of March 31, 2007

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends — Common stock (¥5,000 — $42.35 per share)	¥ 5,831	*$ 49,401*

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INTERIM BALANCE SHEETS (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
As of September 30, 2007 and 2006

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2007	**2006**	***2007***
Assets:			
Cash and due from banks (Notes 2 and 3)	¥257,955	¥258,739	*$2,234,736*
Call loans	87,900	19,400	*761,500*
Securities (Notes 2, 4 and 5)	64,787	71,473	*561,270*
Accrued income	6,789	6,162	*58,818*
ATM-related temporary payments	115,299	67,572	*998,872*
Tangible fixed assets (Note 2)	14,479	3,970	*125,440*
Intangible fixed assets (Note 2)	14,822	11,776	*128,412*
Deferred tax assets	1,786	979	*15,474*
Other assets (Notes 5 and 6)	1,318	715	*11,421*
Allowance for credit losses (Note 2)	(73)	(86)	*(634)*
Total assets	¥565,065	¥440,703	*$4,895,308*

(Continued on following page.)

INTERIM BALANCE SHEETS (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
As of September 30, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Liabilities:			
Deposits	¥305,625	¥265,257	$2,647,716
Borrowed money	65,000	65,000	563,112
Bonds	75,000	15,000	649,744
ATM-related temporary advances	31,841	16,468	275,854
Reserve for bonuses (Note 2)	235	191	2,042
Reserve for retirement benefits for directors and statutory auditors (Note 2)	245	209	2,130
Reserve for losses on cancellation of leases (Note 2)	2,337	–	20,253
Other liabilities	10,492	9,905	90,900
Total liabilities	490,779	372,033	4,251,751
Net assets (Notes 2, 8 and 12):			
Common stock	30,500	30,500	264,229
Authorized — 4,880,000 shares			
Issued — 1,220,000 shares			
Capital surplus	30,512	30,500	264,335
Retained earnings	19,151	13,613	165,913
Treasury stock	(5,868)	(5,940)	(50,840)
Total stockholders' equity	74,295	68,673	643,637
Net unrealized losses on available-for-sale securities, net of taxes	(9)	(3)	(79)
Total valuation and translation adjustments	(9)	(3)	(79)
Total net assets	74,285	68,670	643,558
Total liabilities and net assets	¥565,065	¥440,703	$4,895,308

See accompanying notes.

INTERIM STATEMENTS OF INCOME (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the six months ended September 30, 2007 and 2006

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2007	2006	*2007*
Income:			
Interest income	¥ 493	¥ 122	*$ 4,276*
Interest and dividends on securities	254	107	*2,203*
Other interest income	239	15	*2,073*
Fees and commissions income (Note 9)	40,416	37,055	*350,142*
Other operating income	53	–	*462*
Other income	175	55	*1,519*
Total income	41,139	37,234	*356,399*
Expenses:			
Interest expenses	1,357	529	*11,758*
Interest on deposits	480	111	*4,161*
Other interest expenses	876	417	*7,597*
Fees and commissions expenses (Note 10)	4,057	2,829	*35,155*
Other operating expenses	65	367	*570*
General and administrative expenses	23,823	20,464	*206,388*
Other expenses (Note 11)	1,309	694	*11,346*
Total expenses	30,613	24,886	*265,217*
Income before income taxes	10,525	12,347	*91,182*
Income taxes (Note 2)			
Current	3,941	4,885	*34,145*
Deferred	357	(62)	*3,098*
Total income taxes	4,298	4,823	*37,243*
Net income	¥ 6,226	¥ 7,524	*$ 53,939*

Amounts per share of common stock (Notes 2 and 15):

	Yen		*U.S. dollars (Note 1)*
	2007	2006	*2007*
Net assets	¥63,674.56	¥58,894.16	*$ 551.63*
Net income	5,337.94	6,305.06	*46.24*
Diluted net income	–	–	–

See accompanying notes.

INTERIM STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the six months ended September 30, 2006

		Millions of yen				
		Stockholders' equity				
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2006	1,220,000	¥61,000	¥ –	¥ 6,089	¥ –	¥ 67,089
Transfer to capital surplus from common stock	–	(30,500)	30,500	–	–	–
Net income	–	–	–	7,524	–	7,524
Purchase of treasury stock	–	–	–	–	(5,940)	(5,940)
Net changes in items other than stockholders' equity	–	–	–	–	–	–
Total changes in items during the period	–	(30,500)	30,500	7,524	(5,940)	1,584
Balance as of September 30, 2006	1,220,000	¥30,500	¥30,500	¥13,613	¥(5,940)	¥ 68,673

	Millions of yen		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	¥ (8)	¥ (8)	¥67,080
Transfer to capital surplus from common stock	–	–	–
Net income	–	–	7,524
Purchase of treasury stock	–	–	(5,940)
Net changes in items other than stockholders' equity	5	5	5
Total changes in items during the period	5	5	1,589
Balance as of September 30, 2006	¥ (3)	¥ (3)	¥68,670

For the six months ended September 30, 2007

	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
		Millions of yen				
		Stockholders' equity				
Balance as of March 31, 2007	1,220,000	¥30,500	¥30,505	¥18,756	¥ (5,901)	¥ 73,861
Transfer to capital surplus from common stock	–	–	–	–	–	–
Dividends from surplus				(5,831)		(5,831)
Net income	–	–	–	6,226	–	6,226
Disposal of treasury stock	–	–	6	–	33	39
Net changes in items other than stockholders' equity	–	–	–	–	–	–
Total changes in items during the period	–	–	6	394	33	433
Balance as of September 30, 2007	1,220,000	¥30,500	¥30,512	¥19,151	¥ (5,868)	¥ 74,295

	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
	Millions of yen		
	Valuation and translation adjustments		
Balance as of March 31, 2007	¥ (11)	¥ (11)	¥73,849
Transfer to capital surplus from common stock	–	–	–
Dividends from surplus	–	–	(5,831)
Net income	–	–	6,226
Disposal of treasury stock	–	–	39
Net changes in items other than stockholders' equity	2	2	2
Total changes in items during the period	2	2	435
Balance as of September 30, 2007	¥ (9)	¥ (9)	¥74,285

For the six months ended September 30, 2007

	Thousands of U.S. dollars (Note 1)				
	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance as of March 31, 2007	$264,229	$264,281	$162,495	$(51,126)	$ 639,879
Transfer to capital surplus from common stock	–	–	–	–	–
Dividends from surplus			(50,521)		(50,521)
Net income	–	–	53,939	–	53,939
Disposal of treasury stock	–	54	–	286	340
Net changes in items other than stockholders' equity	–	–	–	–	–
Total changes in items during the period	–	54	3,418	286	3,758
Balance as of September 30, 2007	$264,229	$264,335	$165,913	$(50,840)	$ 643,637

	Thousands of U.S. dollars (Note 1)		
	Valuation and translation adjustments		
	Net unrealized losses on available-for-sale securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2007	$ (98)	$ (98)	$639,781
Transfer to capital surplus from common stock	–	–	–
Dividends from surplus			(50,521)
Net income	–	–	53,939
Disposal of treasury stock	–	–	340
Net changes in items other than stockholders' equity	19	19	19
Total changes in items during the period	19	19	3,777
Balance as of September 30, 2007	$ (79)	$ (79)	$643,558

See accompanying notes.

INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
For the six months ended September 30, 2007 and 2006

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2007	2006	*2007*
Cash flows from operating activities:			
Income before income taxes	¥ 10,525	¥ 12,347	*$ 91,182*
Adjustment to reconcile income before income taxes to net cash provided by operating activities:	–	–	
Depreciation of fixed assets	4,693	2,187	*40,663*
Net change in allowance for credit losses	2	40	*20*
Net change in reserve for losses on cancellation of leases	27	–	*235*
Net change in reserve for losses on relocation of business establishment	(87)	–	*(762)*
Interest income	(493)	(122)	*(4,276)*
Interest expenses	1,357	529	*11,758*
Net losses on securities transactions	64	56	*556*
Net losses on disposal of fixed assets	62	45	*541*
Net change in deposits	23,909	15,376	*207,133*
Net change in negotiable certificates of deposit	6,580	53,000	*57,004*
Net change in call loans	6,600	(19,400)	*57,178*
Net change in ATM-related temporary accounts	(29,830)	(24,809)	*(258,431)*
Interest received	429	226	*3,718*
Interest paid	(1,353)	(485)	*(11,722)*
Other — net	(75)	(131)	*(658)*
Subtotal	22,409	38,862	*194,139*
Income taxes paid	(7,641)	(3,855)	*(66,199)*
Net cash provided by operating activities	14,768	35,006	*127,940*
Cash flows from investing activities:			
Purchases of securities	(232,146)	(83,558)	*(2,011,142)*
Proceeds from maturity of securities	237,500	65,500	*2,057,524*
Purchases of tangible fixed assets	(7,330)	(3,317)	*(63,510)*
Purchases of intangible fixed assets	(3,800)	(2,069)	*(32,927)*
Net cash used in investing activities	(5,777)	(23,445)	*(50,055)*
Cash flows from financing activities:			
Payment of dividends	(5,831)	–	*(50,521)*
Purchases of treasury stock	–	(5,940)	–
Proceeds from disposal of treasury stock	39	–	*340*
Net cash used in financing activities	(5,792)	(5,940)	*(50,181)*
Net increase in cash and cash equivalents	3,197	5,621	*27,704*
Cash and cash equivalents at the beginning of the period	254,757	253,117	*2,207,032*
Cash and cash equivalents at the end of the period (Note 3)	¥257,955	¥258,739	*$2,234,736*

See accompanying notes.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Reformatted Basis (Note 1))

Seven Bank, Ltd.
As of and for the six months ended September 30, 2007 and 2006

1. Basis of Presenting Interim Financial Statements

(a) The accompanying interim financial statements of Seven Bank, Ltd. (the "Bank") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accompanying interim financial statements have been reclassified and translated into English (with some expanded descriptions) from the interim financial statements of the Bank prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language interim financial statements, but not required for fair presentation, is not presented in the accompanying interim financial statements.

(b) The Bank maintains its accounting records in Japanese yen, the currency of the jurisdiction in which the Bank is incorporated and operates.. In preparing the accompanying interim financial statements and notes thereto, Japanese yen figures less than one million yen have been rounded down to the nearest million yen, except for per share data, in accordance with the Securities and Exchange Law and Enforcement Ordinance concerning the Banking Law of Japan. Therefore, total or subtotal amounts shown in the accompanying interim financial statements and notes thereto do not necessarily agree with sums of individual amounts.

(c) The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2007, which was ¥115.43 to U.S. $1.00. Such translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U. S. dollars at this or any other rate of exchange.

(d) The preparation of interim financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies

(a) Securities

Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains or losses on sales of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market values are stated at moving-average cost.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

(b) Cash and cash equivalents

For the purpose of the interim statements of cash flows, cash and cash equivalents represent cash and due from banks.

(c) Derivative and hedge accounting

The Bank uses derivative financial instruments to manage its exposures to fluctuation in interest rates. Interest rate swaps are utilized by the Bank to reduce the risk of fluctuations in interest rates. The Bank does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments are classified and accounted for as follows. All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivatives are recognized in the interim statements of income.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at fair value, but the difference paid or received under these swap agreements is recognized as, and included in, interest expenses or income.

(d) Tangible fixed assets

Tangible fixed assets are generally stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is mainly calculated by the declining-balance method over the estimated useful lives of the assets.

Estimated useful lives of major items are as follows:

Buildings:	6-18 years
Others:	2-20 years

In accordance with revisions to corporate tax laws in the current fiscal year, depreciation of tangible fixed assets acquired on or after April 1, 2007 is calculated by the method set forth under the revised laws. As a result, ordinary profits and income before income taxes decreased by ¥291 million ($2,528 thousand) compared with the corresponding amounts for the six months ended September 30, 2006 under the previously applied method.

As for tangible fixed assets acquired before April 1, 2007, from this interim period, the salvage values are depreciated over five years using the straight–line method after the fiscal year in which the depreciable limit is reached. This accounting change has had no material impact on the interim financial statements.

(e) Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method. Software utilized by the Bank is amortized over the period in which it is expected to be utilized (five years).

(f) Foreign currency translation

From the interim period ended September 30, 2007, assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the interim balance sheet date. In the previous interim period, there were no foreign currency transactions.

(g) Allowance for credit losses

An allowance for credit losses is provided as detailed below in accordance with the Bank's internal standards for write-offs and provisions.

The Bank classifies its obligors into five categories. All credits are classified into five categories for self-assessment purposes such as "normal obligors," "watch obligors," "bankruptcy risk obligors," "substantially bankrupt obligors," and "bankrupt obligors."

For credits to obligors classified as normal obligors or watch obligors, the allowance for credit losses is provided based on the Bank's estimated rate of credit losses.

For credits to obligors classified as bankruptcy risk obligors, the allowance for credit losses is provided for estimated unrecoverable amounts determined after excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

For credits to obligors classified as substantially bankrupt obligors or bankrupt obligors, the allowance for credit losses is provided in the full amounts of such credits, excluding the portion that is estimated to be recoverable due to available security interests and guarantees.

The Bank's Risk Management Office, which is independent from the Bank's other divisions, evaluates all credits in accordance with its internal rules for self-assessment of assets, and its evaluations are audited by the Internal Audit Division, which is independent from the Bank's other divisions and the Risk Management Office. The allowance is provided based on the results of these assessments.

(h) Reserve for bonuses

The Bank records a reserve for bonuses for employees in the amount of estimated bonuses attributable to the relevant interim period.

(i) Employees' severance and retirement benefits

The Bank has contributory funded pension plans for its employees, under which all eligible employees are entitled to benefits based on the level of salaries at the time of retirement or termination, length of service and certain other factors.

The liability for employees' severance and retirement benefits is provided for the payment of employees' retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets.

Unrecognized prior service cost is amortized using the straight-line method over ten years within the employees' average remaining service period at incurrence. Unrecognized net actuarial difference is amortized using the straight-line method over ten years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(j) Reserve for retirement benefits for directors and statutory auditors

Retirement benefits for directors and statutory auditors are provided for in an amount equal to the amount of the aggregate retirement benefits that would be required if they retired from their positions at the interim balance sheet date under the Bank's internal guidelines.

(k) Reserve for losses on cancellation of leases

In the second half of the year ended March 31, 2007, the Bank changed its method of accounting to provide for losses on cancellation of leases at amounts to be estimated reasonably in accordance with the Bank's ATM replacement plan. In previous periods these losses were recorded when lease contracts were cancelled.

Taking the opportunity presented by the creation of a rational ATM replacement plan from the second half of the fiscal year ended March 31, 2007, this change was made in order to achieve a more appropriate presentation of the financial position of the Bank.

(l) Income taxes

Income taxes consist of corporation, inhabitants and enterprise taxes. The provision for income taxes is computed based on the pretax income of the Bank with certain adjustments required for tax purposes. The asset and liability approach is used to recognize deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(m) Accounting for certain lease transactions

Financing leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

(n) Amounts per share

Net assets per share is calculated by dividing net assets by the number of shares of common stock outstanding at the end of the interim period, excluding "treasury stock."

Net income per share is calculated by dividing net income attributable to the shareholders by the weighted average number of shares of common stock outstanding during the interim period, excluding "treasury stock."

(o) Appropriation of retained earnings

Cash dividends are recorded in the interim period that the relevant proposed appropriation of retained earnings is approved by the board of directors and for which notification is given at a general meeting of shareholders.

3. Cash and cash equivalents

The reconciliation of cash and due from banks in the interim balance sheets and cash and cash equivalents in the interim statements of cash flows as of and for the six months ended September 30, 2007 and 2006 consisted of cash and due from banks of ¥257,955 million ($2,234,736 thousand) and of ¥258,739 million, respectively.

4. Securities

(1) The following table summarizes acquisition cost, book value and fair value of securities with available fair values as of September 30, 2007:

(a) Available-for-sale securities:

	Millions of yen		
	Acquisition cost	Book value	Net unrealized gains (losses)
Bonds:			
Japanese government bonds	¥ 64,508	¥ 64,493	¥ (15)
Total	¥ 64,508	¥ 64,493	¥ (15)

	Thousands of U.S. dollars		
	Acquisition cost	*Book value*	*Net unrealized gains (losses)*
Bonds:			
Japanese government bonds	*$ 558,857*	*$558,724*	*$ (133)*
Total	*$ 558,857*	*$558,724*	*$ (133)*

The following table summarizes acquisition cost, book value and fair value of securities with available fair values as of September 30, 2006:

(a) Available-for-sale securities:

	Millions of yen		
	Acquisition cost	Book value	Net unrealized gains (losses)
Bonds:			
Japanese government bonds	¥ 68,478	¥ 68,473	¥ (5)
Japanese government-guaranteed bonds	2,999	3,000	0
Total	¥ 71,478	¥ 71,473	¥ (5)

(2) The following table summarizes the book value of securities with no available fair values as of September 30, 2007.

	Millions of yen	*Thousands of U.S. dollars*
Available-for-sale securities:		
Unlisted stocks	¥ 294	*$ 2,546*

5. Assets pledged

Securities were pledged as collateral for an exchange settlements and overdraft transactions with the Bank of Japan. These securities amounted to ¥64,493 million ($558,723 thousand) and ¥69,973 million at September 30, 2007 and 2006, respectively.

Other assets include guarantee deposits of ¥632 million ($5,477 thousand) and ¥387 million at September 30, 2007 and 2006, respectively.

6. Other assets

Other assets as of September 30, 2007 and 2006 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	*2007*
Prepaid pension cost	¥ 100	¥ 69	*$ 868*
Other	1,218	646	*10,553*
Total	¥1,318	¥715	*$ 11,421*

7. Commitment line

The Bank has concluded commitment line contracts with four banks. Under these contracts, the Bank may borrow up to ¥15,000 million ($129,949 thousand) and ¥30,000 million at September 30, 2007 and 2006, respectively.

The unused amount under the commitment lines totaled ¥15,000 million ($129,949 thousand) and ¥30,000 million at September 30, 2007 and 2006, respectively.

8. Net assets

Under the Company Law of Japan (the "Company Law"), the entire amount of the issue price for shares is required to be accounted for as capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as capital reserve, which is included in capital surplus.

The Banking Law of Japan (the "Banking Law") provides that an amount equal to at least 20% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of the legal earnings reserve and capital reserve equals 100% of common stock. Legal earnings reserve and capital reserve may be used to eliminate or reduce a deficit by a resolution of a shareholders' meeting or may be capitalized by a resolution of the board of directors. On condition that the total amount of the legal earnings reserve and capital reserve remains equal to or exceeds 100% of common stock, they are available for distributions or certain other purposes by a resolution of a shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying interim financial statements.

The maximum amount that the Bank can distribute as dividends is calculated based on the non-consolidated interim financial statements of the Bank in accordance with the Company Law.

9. Fees and commissions income

Fees and commissions income for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	*2007*
ATM-related fee income	¥39,552	¥36,046	*$ 342,650*
Other	864	1,009	*7,492*
Total	¥40,416	¥37,055	*$ 350,142*

10. Fees and commissions expenses

Fees and commissions expenses for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	*2007*
ATM placement fee expenses	¥3,813	¥2,666	*$ 33,034*
ATM-related fee expenses	135	75	*1,177*
Other	108	87	*944*
Total	¥4,057	¥2,829	*$ 35,155*

11. Other expenses

Other expenses for the six months ended September 30, 2007 and 2006 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	*2007*
Provision for allowance for credit losses	¥ 2	¥ 40	*$ 20*
Losses on disposal of fixed assets	62	45	*541*
Losses on cancellation of leases	–	526	–
Provision for reserve for losses on cancellation of leases	1,056	–	*9,156*
Other	188	82	*1,629*
Total	¥1,309	¥694	*$ 11,346*

12. Changes in net assets

(1) Information on shares issued and treasury shares is as follows:

(a) Type and number of shares issued and treasury shares for the six months ended September 30, 2007 are as follows:

	Number of shares			
	March 31, 2007	Increase	Decrease	September 30, 2007
Shares issued				
Common stock	1,220,000	–	–	1,220,000
Total	1,220,000	–	–	1,220,000
Treasury stock				
Common stock[(1)]	53,650	–	300	53,350
Total	53,650	–	300	53,350

Note:

(1) Decrease in number of treasury shares:

300 shares due to sales of own shares pursuant to a resolution of the board of directors on August 3, 2007.

(b) Type and number of shares issued and treasury shares for the six months ended September 30, 2006 are as follows:

	Number of shares			
	March 31, 2006	Increase	Decrease	September 30, 2006
Shares issued				
Common stock	1,220,000	–	–	1,220,000
Total	1,220,000	–	–	1,220,000
Treasury stock				
Common stock[(1)]	54,000	–	350	53,650
Total	54,000	–	350	53,650

Note:

(1) Decrease in number of treasury shares:

350 shares due to sales of own shares pursuant to a resolution of the board of directors on June 16, 2006.

(2) Information on dividends is as follows:

(a) Dividends paid in the six months ended September 30, 2007

	(Millions of yen, except per share amount)			
Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Common stock	¥ 5,831	¥ 5,000	March 31, 2007	June 25, 2007

Date of resolution: Board of directors meeting held on June 1, 2007

(b) Dividends to be paid in the second half of the fiscal year ending March 31, 2008

Not applicable

13. Lease Transactions

Financing Leases:

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2007 and 2006 were as follows:

September 30, 2007

	Millions of yen		
	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥ 18,155	¥ 10,235	¥ 7,920
Other	380	100	279
Total	¥ 18,536	¥ 10,336	¥ 8,199

September 30, 2007

	Thousands of U.S. dollars		
	Acquisition cost	*Accumulated depreciation*	*Net book value*
Equipment	*$ 157,287*	*$ 88,671*	*$68,616*
Other	*3,297*	*875*	*2,422*
Total	*$ 160,584*	*$ 89,546*	*$71,038*

September 30, 2006

	Millions of yen		
	Acquisition cost	**Accumulated depreciation**	**Net book value**
Equipment	¥ 30,435	¥ 16,165	¥14,269
Other	382	128	254
Total	¥ 30,818	¥ 16,293	¥14,524

Future minimum lease payments excluding interest at September 30, 2007 and 2006 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	**2006**	*2007*
Due within one year	¥3,612	¥ 5,334	*$ 31,296*
Due after one year	4,727	9,332	*40,951*
Total	¥8,339	¥14,667	*$ 72,247*

Total lease expenses for the six months ended September 30, 2007 and 2006 were ¥2,221 million ($19,249 thousand) and ¥3,376 million, respectively.

Assumed depreciation expenses for the six months ended September 30, 2007 and 2006 amounted to ¥2,142 million ($18,564 thousand) and ¥3,258 million, respectively. Assumed depreciation is calculated using the straight–line method over the lease term of the respective assets.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expenses. The allocation of such interest expenses over the lease term is computed using the effective interest method. Interest expenses for the six months ended September 30, 2007 and 2006 amounted to ¥90 million ($786 thousand) and ¥133 million, respectively.

14. Derivative Financial Instruments and Hedging Transactions

Interest related:

September 30, 2007

		Millions of yen		
		Contract or notional amount	**Fair value**	**Unrealized gains (losses)**
Over-the-counter	Interest rate swaps			
	Receive variable, pay fixed	¥ 35,000	¥ 110	¥ 110
	Total		¥ 110	¥ 110

September 30, 2007

		Thousands of U.S. dollars		
		Contract or notional amount	*Fair value*	*Unrealized gains (losses)*
Over-the-counter	Interest rate swaps			
	Receive variable, pay fixed	*$ 303,214*	*$ 955*	*$ 955*
	Total		*$ 955*	*$ 955*

The above transactions are valued at market value and the unrealized gains (losses) are accounted for in the interim statements of income.

above.

September 30, 2006

		Millions of yen		
		Contract or notional amount	Fair value	Unrealized gains (losses)
Over-the-counter	Interest rate swaps			
	Receive variable, pay fixed	¥ 35,000	¥ (65)	¥ (65)
	Total		¥ (65)	¥ (65)

The above transactions are valued at market value and the unrealized gains (losses) are accounted for in the interim statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

15. Per share data

September 30, 2007 and 2006

	Yen		*U.S. dollars*
	September 30, 2007	September 30, 2006	*September 30, 2007*
Net assets per share	¥ 63,674.56	¥ 58,894.16	*$ 551.63*

Six months ended September 30, 2007 and 2006

	Yen		*U.S dollars*
	September 30, 2007	September 30, 2006	*September 30, 2007*
Net income per share	¥ 5,337.94	¥ 6,305.06	*$ 46.24*
Net income per share (diluted)	–	–	–

Note:

(1) Net income per share is calculated based on the following:

Six months ended September 30,

	Millions of yen except number of shares		*Thousands of U.S. dollars*
	2007	2006	*2007*
Net income per share			
Net income	¥ 6,226	¥ 7,524	*$ 53,939*
Amount not attributable to common shareholders	–	–	–
Net income attributable to common stock	6,226	7,524	*53,939*
Average number of shares of common stock during the period (in thousands)	1,166	1,193	

Note:

(1) As there is no diluted stock, the Bank does not discuss the basis for calculating net income per share (diluted).

16. Subsequent events

Not applicable

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REGISTERED HEAD OFFICE

6-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

LEGAL ADVISORS TO SEVEN BANK, LTD.

as to Japanese law

Nishimura & Asahi
Ark Mori Building, 28th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6029
Japan

as to United States law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6036
Japan

as to United States law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

INDEPENDENT AUDITORS

KPMG AZSA & Co.
AZSA Center Building
1-2, Tsukudo-cho
Shinjuku-ku, Tokyo 162-8551
Japan

TRANSFER AGENT

Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8212
Japan

SEVEN BANK

END